 Filed Pursuant to Rule 424B3
 Registration No. 333-280595
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
MARS ACQUISITION CORP.
AND
PROSPECTUS FOR UP TO 29,549,769 SHARES OF COMMON STOCK
OF
SCANTECH AI SYSTEMS INC.
To the Shareholders of Mars Acquisition Corp.:
You are cordially invited to attend the extraordinary general meeting (“Extraordinary General Meeting”) of Mars Acquisition Corp. (“Mars”), which will be held virtually at 10:00 AM, Eastern Time, on December 5, 2024. For the purposes of Mars’ Amended and Restated Memorandum and Articles of Association (the “Mars Memorandum and Articles”), the Extraordinary General Meeting may also be attended in person at Mars’ office at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting by visiting https://www.cstproxy.com/marsacquisition/egm2024 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus/consent solicitation.
At the Extraordinary General Meeting, you will be asked to consider and vote upon a proposal, by special resolution, which is referred to herein as the “Business Combination Proposal”, to approve and adopt the Business Combination Agreement, as defined and described below. The Business Combination Proposal must be approved in order for Mars to complete the business combination contemplated thereby, as described below (“Business Combination”).
On September 5, 2023, Mars entered into a Business Combination Agreement (as amended on December 19, 2023, April 2, 2024, April 17, 2024, September 30, 2024, and on November 12, 2024 as it may be further amended or supplemented from time to time, “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and Dolan Falconer in the capacity as the representative (the “Seller Representative”) from and after the consummation of the closing of the Business Combination (“Closing”) for the holders of ScanTech (the “Company Holder Participants”) membership interest units (“ScanTech Units”) as of immediately prior to the Effective Time (as defined in the Business Combination Agreement).
Concurrently with the execution of the Business Combination Agreement, Mars entered into a Voting and Sponsor Support Agreement (the “Voting and Support Agreement”) with ScanTech, Mars Capital Holding Corporation (the “Sponsor”), Mars’ directors and officers, and each holder and transferee of the ordinary share of Mars, par value of $0.000125 per share (“Ordinary Share”) initially purchased prior to Mars’ initial public offering (collectively with the Sponsor and Mars’ directors and officers, the “Insiders”), pursuant to which the parties to the Voting and Support Agreement agreed to (a) vote any of the Ordinary Shares held by them in favor of the Business Combination, (b) not redeem any of their Ordinary Shares in connection with the Business Combination, (c) be bound by certain other covenants and agreements related to the Business Combination, and (d) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights. Except for the Insiders, other holders of Ordinary Shares (“Public Shareholders”) may elect to exercise redemption rights with respect to the Ordinary Shares they hold (“Public Shares”) in connection with the Business Combination.
Pubco, Purchaser Merger Sub and Company Merger Sub are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Pubco is a wholly-owned direct subsidiary of Mars and both Purchaser Merger Sub and Company Merger Sub are wholly-owned direct subsidiaries of Pubco. Pursuant to the Business Combination Agreement, at the date of closing of the Business Combination (the “Closing”), each of the following transactions will occur in the following order: (a) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity (“Purchaser Merger”), and, in connection therewith, each

Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed or converted at Closing, one share of common stock of Pubco (“Pubco Common Stock”); (b) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity (“Company Merger”, and together with the Purchaser Merger, the “Mergers”), and, in connection therewith, (i) ScanTech Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (ii) any convertible securities of ScanTech will be terminated; and (c) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Upon Closing, the merger consideration to be paid to Company Holder Participants will be a number of shares of Pubco Common Stock equal to the quotient obtained by dividing (a) the sum of (i) $140.0 million minus (ii) the amount of Closing Net Debt in excess of $20.0 million, if any, as set forth in the Business Combination Agreement, as amended, by (b) $9.87, the conversion ratio set forth in the Business Combination Agreement, and rounded down to the nearest whole share. There are currently 2,763,287,168 ScanTech Units issued and outstanding, held by the Company Holder Participants. Upon Closing, holders of ScanTech Units are expected to collectively hold 14,184,397 shares of Pubco Common Stock. Therefore, each ScanTech Unit will convert into Pubco Common Stock at a ratio of 195:1.
Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, Company Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock (“Earnout Shares”) equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones (the “Earnout Period”) during the five-year period after the Closing (the “Earnout Milestones”), as more particularly set forth in the Business Combination Agreement. Assuming the per-share value of the Public Shares to be approximately $10.97, based on funds in the Trust Account as of June 30, 2024, the estimated maximum value of the Earnout Shares is $32.28 million when none of the Public Shareholders redeem their shares, indicating 32,283,379 Pubco Common Stock issued and outstanding (including all potential sources of dilution post-closing but excluding the Earnout Shares and any issuance of shares under the Equity Incentive Plan) and 3,228,338 Pubco Common Stock are issued as Earnout Shares. Conversely, the estimated maximum value of the Earnout Shares is $27.53 million when all of the Public Shareholders redeem their shares, indicating 27,539,083 Pubco Common Stock issued and outstanding (including all potential sources of dilution post-closing but excluding the Earnout Shares and any issuance of shares under the Equity Incentive Plan) and 2,753,908 Pubco Common Stock are issued as Earnout Shares. Taking into account the estimated maximum value of the Earnout Shares, the total consideration is $172.28 million when there is no redemption, or $167.53 million when there is maximum redemption, minus the amount of Closing Net Debt that exceeds $20 million as set forth in the Business Combination Agreement, as amended.
On January 30, 2024, Mars held an initial extension meeting (“Initial Extension Meeting”) to amend, by way of special resolution, Mars’ amended and restated memorandum and articles of association to extend, for the first time, the date by which Mars has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months, unless the closing of a business combination shall have occurred prior thereto, without the Sponsor depositing additional funds into the Trust Account. On October 30, through a unanimous board resolution, Mars Board extended the date by which the Company must complete its initial business combination from November 16, 2024, to February 16, 2025 (the “Extension”).The Extension is the first of the two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association. In connection with the Shareholder Meeting and subsequent redemptions, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares redeemed their shares in connection with the Initial Extension Meeting, which represent 51.85% of the Ordinary Shares issued and outstanding.
The table below illustrates varying beneficial ownership levels in Pubco immediately upon Closing, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders.

	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	7.0%	1,900,358	9.5%	2,420,716	12.0%	2,941,074	14.6%	3,461,432	17.2%
Insiders	2,235,600	11.4%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%
Maxim	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%
RiverNorth FPA	1,500,000	7.7%	1,500,000	7.5%	1,040,716	5.2%	520,358	2.6%	—	0.0%
ScanTech	14,184,397	72.5%	14,184,397	70.6%	14,184,397	70.4%	14,184,397	70.4%	14,184,397	70.4%
Total	19,575,997	100%	20,096,355	100%	20,157,429	100%	20,157,429	100%	20,157,429	100%
Insiders have waived their redemption rights, and Maxim has also waived its redemption rights pursuant to the Underwriting Agreement. No consideration was provided in exchange for the Insiders’ or Maxim’s waiver of redemption rights. In addition, pursuant to the FPA, the Ordinary Shares to be purchased by RiverNorth will not be redeemed in connection with the Extraordinary General Meeting and will convert into Pubco Common Stock upon Closing. Therefore, only redemptions by Public Shareholders are reflected in this presentation.
Under the maximum redemption scenario, all of the remaining Public Shareholders redeem, and RiverNorth purchases 1,500,000 Ordinary Shares, which is the maximum number of shares they are allowed to purchase under the FPA. In the no-redemption scenario, where none of the public shareholders redeem their shares, RiverNorth will not purchase shares under the FPA.
It is anticipated that immediately upon Closing, assuming no redemptions by Public Shareholders, the Public Shareholders will retain an ownership interest of approximately 17.2% of Pubco, the Insiders will retain an ownership interest of approximately 11.1% of Pubco, Maxim will retain an ownership interest of approximately 1.4% of Pubco, ScanTech will own approximately 70.4% of Pubco, excluding the potential sources of dilution, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; (ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan.
Assuming all potential sources of dilution are taken into account and that there are no redemptions by Public Shareholders, the ownership interests in Pubco will be approximately as follows: Public Shareholders will retain about 19.79%, Insiders will retain about 16.23%, ScanTech will own about 55.15%, and each of Maxim, RiverNorth, Polar, Seaport, Aegus, and Roth will hold 2.05%, 0%, 3.10%, 2.85%, 0.58% and 0.25% of ownership interest in Pubco, respectively.
The Units, Ordinary Shares and Rights of Mars are traded on the Nasdaq Capital Market under the symbols “MARXU”, “MARX” and “MARXR”, respectively. Pubco has applied for listing, to be effective upon the Closing (effectiveness of such listing is a condition to the Closing), of the shares of Pubco Common Stock on the Nasdaq Global Market under the proposed symbol “STAI”. No securities of Mars will be traded following the consummation of the Business Combination. Approval for listing Pubco’s Common Stock on Nasdaq is a condition for closing the Business Combination. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Combined Financial Information and other Data” for details about varying beneficial ownership levels in Pubco depending on the level of redemptions by Public Shareholders.
In addition to the Business Combination Proposal, holders of Ordinary Shares (“Mars Shareholders”) are being asked to consider and vote upon the following proposals, each as described in the proxy statement/prospectus: the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the

Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal. Each of the proposals is described in the accompanying proxy statement/prospectus/consent solicitation.
The approval of each of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. The approval of each of the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Only holders of record of Ordinary Shares at the close of business on October 24, 2024 (“Record Date”) are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting.
This proxy statement/prospectus/consent solicitation provides you with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting. Mars urges you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 55 of this proxy statement/prospectus/consent solicitation.
Mars’ board of directors (“Mars Board”) formed a special committee (“Special Committee”) comprised of independent directors that reviewed the Business Combination Agreement. After careful consideration, the Mars Board, at the recommendation of the Special Committee, approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Extraordinary General Meeting is in the best interests of Mars and Mars shareholders and recommends that you vote “FOR” each of those proposals and “FOR” the election of each of the proposed directors.
The existence of financial and personal interests of Mars’ directors may result in a conflict between what may be in the best interests of Mars and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors in the Business Combination” in the accompanying proxy statement/prospectus/consent solicitation for a further discussion.
Your vote is very important. To ensure your representation at the Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus/consent solicitation and on your proxy card. Please submit your proxy promptly, whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the Extraordinary General Meeting. If you hold your shares in street name, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
On behalf of the Mars Board, I would like to thank you for your support of Mars and look forward to a successful completion of the Business Combination.
Very truly yours,
/s/ Karl Brenza

Chairman of the Board of Directors
If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING ORDINARY SHARES AND RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE ORDINARY SHARES IF YOU HOLD ORDINARY SHARES THROUGH UNITS, (2) SUBMIT A WRITTEN REQUEST TO MARS’ TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING, THAT YOUR ORDINARY SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND

DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE ORDINARY SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus/consent solicitation is dated November 14, 2024 and is first being mailed to Mars Shareholders on or about November 14, 2024.

ScanTech Identification Beam Systems, LLC
1735 Enterprise Drive Buford, Georgia 30518
NOTICE OF SOLICITATION OF WRITTEN CONSENTS
To the Members of ScanTech Identification Beam Systems, LLC:
We are pleased to enclose the proxy statement/prospectus/consent solicitation relating to the proposed business combination between ScanTech Identification Beam Systems, LLC (“ScanTech”) and Mars Acquisition Corp.(“Mars”) pursuant to a Business Combination Agreement dated September 5, 2023 (as such agreement may be amended or supplemented, the “Business Combination Agreement”) among ScanTech, Mars, ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), and Dolan Falconer in the capacity as the representative from and after the effective time of the Mergers (as defined in the accompanying proxy statement/prospectus/consent solicitation) for the Company Holder Participants as of immediately prior to the Effective Time (the “Seller Representative”).
The proxy statement/prospectus/consent solicitation attached to this notice is being delivered to you on behalf of ScanTech’s board of directors to request that holders of the outstanding membership interests of ScanTech entitled to consent thereto, to execute and return written consents to adopt and approve the Business Combination Agreement and to approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, in all respects. The consent will be deemed approved when consented to by the requisite number of members of ScanTech pursuant to its amended and restated operating agreement.
The attached proxy statement/prospectus/consent solicitation describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. A copy of the Business Combination Agreement is attached as Annex A (with amendments thereto attached as Annexes A-1 through A-4) to this proxy statement/prospectus/consent solicitation.
The ScanTech board of directors has considered the Business Combination and the terms of the Business Combination Agreement and has unanimously determined that the Business Combination and the Business Combination Agreement are advisable, fair to and in the best interests of ScanTech and its members, and recommends that ScanTech members approve the Business Combination Agreement and the Business Combination, by submitting a written consent.
Please complete, date and sign the written consent enclosed with this proxy statement/prospectus/consent solicitation and return it promptly to ScanTech by one of the means described in “ScanTech’s Solicitation of Written Consents.”
By Order of the Board of Directors,
/s/ Dolan Falconer
Dolan Falconer
Chief Executive Officer
November 14, 2024

MARS ACQUISITION CORP.
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON DECEMBER 5, 2024
TO THE SHAREHOLDERS OF MARS ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of Mars Acquisition Corp., a Cayman Islands exempted company (“Mars”), will be held virtually at 10:00 AM, Eastern Time, on December 5, 2024. The Extraordinary General Meeting will be conducted via live webcast. For the purposes of Mars’ Amended and Restated Memorandum and Articles of Association (the “Mars Memorandum and Articles”), the Extraordinary General Meeting may also be attended in person at Mars’ office at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036. You are cordially invited to attend the Extraordinary General Meeting online by visiting https://www.cstproxy.com/marsacquisition/egm2024 and using a control number assigned by Continental Stock Transfer & Trust Company. The Extraordinary General Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus/consent solicitation. To register and receive access to the meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will not be able to vote or submit questions through the listen-only format.
At the Extraordinary General Meeting, you will be asked to consider and vote on the following proposals:
Proposal 1: The Business Combination Proposal — To consider and vote upon a special resolution to approve the business combination agreement (as it may be amended or supplemented from time to time, the “Business Combination Agreement”) dated as of September 5, 2023, by and among (a) Mars, (b) ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), (c) Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), (d) Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and (f) Dolan Falconer in the capacity as the representative (the “Seller Representative”) from and after the consummation of the closing of the Business Combination (“Closing”) for the Company Holder Participants, the transactions contemplated thereunder including, (i) the merger of the Purchaser Merger Sub with and into Mars with Mars being the surviving entity and a wholly-owned subsidiary of Pubco (the “Purchaser Merger”) and (ii) the adoption by Mars at the Effective Time of the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, a form of which is attached to the Plan of Merger, and the plan of merger for the Purchaser Merger (the “Plan of Merger”), a copy of which is attached to this proxy statement/prospectus as Annex B. The transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination” pursuant to which Mars and ScanTech each will each become a wholly owned subsidiary of Pubco.
A copy of the Business Combination Agreement is appended to this proxy statement/prospectus as Annex A (with amendments thereto appended as Annexes A-1 through A-4). The Business Combination Proposal is conditioned upon the approval of the Charter Proposal, the Director Election Proposal, and the Nasdaq Proposal (along with the Business Combination Proposal, these proposals are hereafter referred to as the “Required Proposals”). Therefore, if the other Required Proposals are not approved, then the Business Combination Proposal will have no effect, even if approved by holders of Ordinary Shares (“Mars Shareholders”). The Business Combination Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”
Proposal 2: The Advisory Charter Proposals —  To consider and vote upon two separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Mars Memorandum and Articles and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:
•
Proposal 2A: To approve provisions to be included in the Proposed Charter amending the total number of authorized shares of all classes of stock to 510,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock.

•
Proposal 2B: To approve provisions to be included in the Proposed Charter providing that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pubco (other than derivative actions brought to enforce any duty or liability created by the Exchange Act) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco or any current or former director, officer, or other employee or stockholder of Pubco arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Proposed Charter, as amended, or the bylaws of Pubco, or (iv) any action asserting a claim against Pubco governed by the internal affairs doctrine. Unless Pubco consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

The Advisory Charter Proposals are conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Advisory Charter Proposals will have no effect, even if approved by Mars shareholders. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposals 2: The Advisory Charter Proposals.”
Proposal 3: The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI Systems, Inc. Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement /consent solicitation statement/prospectus as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 3.”. The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: Equity Incentive Plan Proposal.”
Proposal 4: The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, relating to the issuance of shares of Pubco Common Stock in connection with the Business Combination. The Nasdaq Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Nasdaq Proposal will have no effect, even if approved by Mars shareholders. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus/consent solicitation under the heading “Proposal 4: The Nasdaq Proposal.”
Proposal 5: The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board. Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus/consent solicitation under the heading “Proposal 5: The Adjournment Proposal.”
The proposals being submitted for a vote at the Extraordinary General Meeting are more fully described in the accompanying proxy statement/prospectus/consent solicitation, which also includes a copy of the Business Combination Agreement as Annex A (with amendments thereto included as Annexes A-1 through A-4).

Mars urges you to read carefully the accompanying proxy statement/prospectus/consent solicitation in its entirety, including the annexes and accompanying financial statements.
Mars’ board of directors (“Mars Board”) formed a special committee (“Special Committee”) comprised of independent and qualified members and reviewed the aforementioned Business Combination Agreement and the transactions contemplated thereby. After careful consideration, at the recommendation of the Special Committee, Mars Board has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Extraordinary General Meeting is in the best interests of Mars and Mars shareholders and recommends that you vote “FOR” each of those proposals and “FOR” the election of each of the proposed directors.
The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars and Mars Shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” in the accompanying proxy statement/prospectus/consent solicitation for a further discussion.
The record date for the Extraordinary General Meeting is October 24, 2024 (“Record Date”). Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting.
The Units, Ordinary Shares and Rights of Mars are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “MARXU”, “MARX” and “MARXR”, respectively. Pubco has applied for listing, to be effective at the time of the Business Combination, of the Pubco Common Stock on Nasdaq under the symbol “STAI”. On the consummation of the Business Combination, each Right will be converted into two-tenths of an Ordinary Share, and each Ordinary Share that has not been redeemed will automatically be converted into one share of common stock of Pubco (“Pubco Common Stock”). No securities of Mars will be traded following the consummation of the Business Combination.
Pursuant to the Mars Memorandum and Articles, except Mars’ officers and directors (at the time of the IPO), the Sponsor and each transferee of Founder Shares (“Insiders”), and Maxim, holders of Ordinary Shares (“Public Shareholders”), may elect to exercise redemption rights with respect to the Ordinary Shares they hold (“Public Shares”) for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company, Mars’ transfer agent, that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

In order to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Ordinary Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal, or whether or not they vote. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, Mars will redeem each Public Share in cash, equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account (“Redemption Price”). If a Public Shareholder exercises its redemption rights, it will be exchanging such Public Shareholder’s Public

Shares for cash and will no longer own such Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting Continental Stock Transfer & Trust Company, at the address or email address listed in the accompanying proxy statement/prospectus/consent solicitation. See “Extraordinary General Meeting of The Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus/consent solicitation for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.
The Required Proposals are interdependent on each other. The Advisory Charter Proposal and the Equity Incentive Plan Proposal are conditioned on the approvals of the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Mars Shareholders do not approve each of the Required Proposals at the Extraordinary General Meeting, the Business Combination may not be consummated.
Each of the Business Combination Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Each of the Charter Proposal, the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal must be approved by ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a simple majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Your attention is directed to the proxy statement/prospectus/consent solicitation accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. Mars urges you to read the accompanying proxy statement/prospectus/consent solicitation carefully.
If you have any questions or need assistance voting your Ordinary Shares, please contact Mars’ proxy solicitor, Advantage Proxy at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com. This notice of the Extraordinary General Meeting and the proxy statement/ prospectus are available at the SEC’s website at www.sec.gov.
By Order of the Board of Directors of Mars Acquisitions Corp.
/s/ Karl Brenza
Chairman of the Board of Directors

SCANTECH’S SOLICITATION OF WRITTEN CONSENTS
This section contains information for ScanTech members regarding the solicitation of written consents to adopt the Business Combination Agreement and approve the Business Combination by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.
Purpose of the Consent Solicitation; Recommendation of the ScanTech Board
The ScanTech Board is providing this joint proxy statement/prospectus/consent solicitation to ScanTech members. ScanTech members are being asked to adopt and approve the Business Combination Agreement and the Business Combination by executing and delivering the written consent furnished with this joint proxy statement/prospectus/consent solicitation.
After consideration, the ScanTech Board unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that the Business Combination Agreement and the transactions contemplated thereby are in the best interests of ScanTech and its members. The ScanTech Board unanimously recommends that ScanTech’s members approve the Business Combination Agreement and the Business Combination.
ScanTech Members Entitled to Consent
Only members of ScanTech of record as of the close of business on October 24, 2024, the ScanTech Record Date, will be entitled to execute and deliver a written consent.
Written Consents; Required Written Consents
The approval by ScanTech of the Business Combination Agreement and the Business Combination requires the affirmative vote or consent of the holders of a majority of the outstanding membership units.
Interests of Certain Persons in the Business Combination
In considering whether to adopt the Business Combination Agreement and the Business Combination by executing and delivering the written consent, ScanTech members should be aware that aside from their interests as members, ScanTech’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of other ScanTech members generally. ScanTech members should take these interests into account in deciding whether to approve the Business Combination Agreement and the Business Combination. For more information on the interests of ScanTech’s directors and executive officers in the Business Combination, see the sections titled “The Business Combination — Interests of ScanTech’s Directors and Executive Officers in the Business Combination” beginning on page 134.
Submission of Written Consents
You may consent to the Business Combination Agreement and the Business Combination with respect to your ScanTech membership units by completing, dating and signing the written consent enclosed with this joint proxy statement/prospectus/consent solicitation and returning it to ScanTech by November 20, 2024. ScanTech reserves the right to extend the consent deadline beyond November 20, 2024. Any such extension may be made without notice to ScanTech members.
If you hold ScanTech membership units as of the close of business on the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ScanTech at sjones@scantechibs.com.
Executing Written Consents; Revocation of Written Consents
You may execute a written consent to approve the Business Combination Agreement and Business Combination (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Agreement and the Business

Combination. If you are a record holder of ScanTech membership units and you return a signed written consent, you will have given your consent to approve the Business Combination Agreement and the Business Combination.
Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to dfalconer@scantechibs.com or by mailing a copy of such notice to ScanTech at ScanTech Identification Beam Systems, LLC, 1735 Enterprise Drive, Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO.
Appraisal Rights of ScanTech Members
ScanTech members do not have appraisal rights in connection with the Business Combination.
Solicitation of Written Consents; Expenses
The expense of preparing and distributing these consent solicitation materials is being borne by ScanTech. Directors, officers and employees of ScanTech may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.
Assistance
If you need assistance in completing your written consent or have questions regarding the consent solicitation, please email dfalconer@scantechibs.com or contact ScanTech at ScanTech Identification Beam Systems, LLC, 1735 Enterprise Drive, Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO.

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by ScanTech (File No. 333-280595), constitutes a prospectus of ScanTech under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to certain securities of ScanTech to be issued in connection with the Business Combination described below. This document also constitutes a notice of meeting and a proxy statement of Mars under Section 14(a) of the Securities Exchange Act of 1934, as amended, for Mars Extraordinary General Meeting to be held in connection with the Business Combination and related matters and at which Mars Shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the Business Combination, among other matters. All share and per share information in this proxy statement/prospectus/consent solicitation, including the number of Public Shares required to approve the Business Combination Proposal reflects, the Redemptions.
ADDITIONAL INFORMATION
The accompanying document is the prospectus for securities of ScanTech AI Systems Inc., a Delaware corporation, which is referred to as Pubco. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Extraordinary General Meeting of Mars at which Mars Shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This document also constitutes a consent solicitation statement with respect to ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech”). This proxy statement/prospectus/consent solicitation is available without charge to Mars Shareholder and members of ScanTech upon written or oral request. This document and other filings by Pubco and Mars with the Securities and Exchange Commission (“SEC”) may be obtained by either written or oral request to Mars’ Chief Executive Officer, Karl Brenza, at Mars Acquisition Corp., Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 or by telephone at (866) 667-6277.
SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at SEC’s Internet site at www.sec.gov.
In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus/consent solicitation, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Advantage Proxy, Inc. (“Advantage”), the proxy solicitor for Mars, at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com. You will not be charged for any of the documents that you request.
See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/ prospectus for further information.
Information contained on ScanTech’s website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus/consent solicitation.
For shareholder of Mars, to obtain timely delivery of the documents, you must request them no later than five business days before the date of the Extraordinary General Meeting, or no later than November 27, 2024.
ScanTech is soliciting consents from its members in order to obtain the approvals necessary to complete the Business Combination. Eligible ScanTech members will be required to return their signed written consents in accordance with the instructions set forth in this proxy statement/prospectus/consent solicitation on or before November 20, 2024. For members of ScanTech to obtain timely delivery of the documents, you must request them no later than November 20, 2024. This document and other filings by Pubco and Mars with the Securities and Exchange Commission may be obtained by either written or oral request to Mars’ Chief Executive Officer, Karl Brenza, at Mars Acquisition Corp., Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 or by telephone at (866) 667-6277.

CERTAIN DEFINED TERMS
As used in this proxy statement/prospectus/consent solicitation, unless otherwise noted or the context otherwise requires:
•
“Aegus Agreement” means the Promissory Bridge Note dated May 7, 2024, pursuant to which Aegus Corp. extended financing to ScanTech for working capital and expenses in connection with the Business Combination.

•
“Amended Mars Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of Mars adopted at the Initial Extension Meeting by special resolution on January 30, 2024.

•
“Business Combination” means, collectively, the transactions contemplated by the Business Combination Agreement.

•
“Business Combination Agreement” means the Business Combination Agreement, dated as of September 5, 2023, by and among Mars, ScanTech, Pubco, Purchaser Merger Sub, Company Merger Sub, and the Seller Representative, as amended on December 19, 2023, April 2, 2024, April 17, 2024, September 30, 2024, and November 12, 2024 as it may be further amended or supplemented from time to time. The Business Combination Agreement and the amendments are attached as Annex A to this proxy statement/prospectus/consent solicitation (with amendments thereto attached as Annexes A-1 through A-4).

•
“Cayman Islands Companies Act” or the “Companies Act” means the Companies Act (Revised) of the Cayman Islands.

•
“Closing Date” means the date on which the Business Combination is commutated.

•
“Closing Net Debt” means indebtedness and liabilities of ScanTech that have not been finally determined through a settlement or agreement prior to the Closing.

•
“Closing” means the closing of the Business Combination.

•
“Closing Redemption” means the redemption by Mars of Ordinary Shares held by Public Shareholders at the Closing.

•
“Code” means the Internal Revenue Code of 1986, as amended.

•
“Company Common LLC Units” means Series B common membership units in the Company (or such other single class of common membership units of the Company into which the Company’s equity securities are converted or for which the Company’s equity securities are exchanged in the Recapitalization).

•
“Company Holder Participants” means holders of ScanTech Units, except Seaport Global Asset Management, LLC and its affiliates.

•
“Company Holders” means, collectively, the holders of the Company Common LLC Units.

•
“Company Merger” means the merger of Company Merger Sub with and into ScanTech, with ScanTech continuing as the surviving entity.

•
“Company Merger Sub” means Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco.

•
“Continental” means Continental Stock Transfer & Trust Company, Mars’ transfer agent.

•
“CT” means computed tomography, which can create images that can be viewed and analyzed for explosives and threats detection.

•
“DGCL” means the Delaware General Corporation Law, as amended.

•
“DLLCA” means the Delaware Limited Liability Company Act, as amended.

•
“DTC” means The Depository Trust Company.

•
“DWAC” means DTC’s deposit/withdrawal at custodian system.

•
“Earnout Milestones” means the Pubco’s achievement of certain milestones, including milestones of receiving certain amount of Qualifying Orders, receiving TSA certification, and revenue and EBITDA milestones, as set forth in the Business Combination Agreement. Earnout Milestones consist of (i) Qualifying Order Milestone, (ii) TSA Certification Milestone, and (iii) Performance-Based Milestones.

•
“Earnout Period” means the five (5)-year period after the Closing, during which Company Holder Participants may receive Earnout Shares based on Pubco’s achievement of the milestones.

•
“Earnout Shares” means, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Pubco Ordinary Shares which the Company Holder Participants have the contingent right to receive as additional consideration following the Closing, up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing.

•
“EBITDA” means earnings before interest, taxes, depreciation, and amortization based on the consolidated financial statements of Pubco for the applicable period.

•
“Effective Time” means the date on which the Business Combination consummated in accordance with the Business Combination Agreement, applicable provisions of the Cayman Companies Act, and applicable provisions of the DLLCA.

•
“Employment Agreements” means, collectively, the employment agreements between Pubco and certain employees to be entered into on or prior to and as a condition to the Closing.

•
“Equity Incentive Plan” means the ScanTech AI Systems Inc. Equity Incentive Plan, proposed to be effective at and following the Closing of the Business Combination, as further described in the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 3 — The Equity Incentive Plan Proposal.”

•
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

•
“Extension Non-Redeeming Shareholders” means Public Shareholders that elected not to participate in the Initial Extension Redemption.

•
“Extraordinary General Meeting” means the extraordinary general meeting of Mars, to be held by live webcast at 10:00 AM, Eastern Time, on December 5, 2024, the physical location for which, in accordance with the Mars Memorandum and Articles, will be Mars’ office at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, New York, and any adjournments thereof.

•
“FINRA” means the Financial Industry Regulatory Authority, Inc.

•
“Founder Shares” means the Ordinary Shares held by the Sponsor and Mars’ directors and officers that were initially purchased prior to the IPO.

•
“FPA” means the Prepaid Forward Purchase Agreement, dated September 4, 2023, and as amended on September 30, 2024, and on November 12, 2024, by and among Mars, ScanTech, Pubco, and RiverNorth.

•
“Forward Purchase Shares” means shares purchased by RiverNorth in the open market for no greater than the Redemption Price that will be exchanged for Pubco Common Stock upon Closing.

•
“GAAP” means U.S. generally accepted accounting principles.

•
“Initial Extension Meeting” means the Mars extraordinary general meeting of shareholders held on January 30, 2024, at which shareholders approved, among other items, a proposal to amend Mars’ amended and restated memorandum and articles of association to extend the date by which Mars must consummate an initial business combination;

•
“Initial Extension Redemption” means the redemption of 4,818,568 Ordinary Shares in connection with the Initial Extension Meeting;

•
“Insider Letter” means the letter agreement, dated February 13, 2023, by and among Mars and each of the Insiders.

•
“Insider Letter Amendment” means the Insider Letter Amendment to be entered into by and among the parties to the Insider Letter, Pubco and Maxim.

•
“Insiders” means Mars’ officers and directors (at the time of the IPO), the Sponsor and each transferee of Founder Shares.

•
“IPO Prospectus” means the final prospectus of Mars, dated February 13, 2023, and filed with the SEC on February 14, 2023 (File No. 333-265240).

•
“IPO” or “Initial Public Offering” means Mars’ initial public offering of its units, Public Shares and Rights pursuant to the IPO Prospectus.

•
“Lock-Up Agreements” means the agreements entered into in connection with the Business Combination Agreement pursuant to which certain members of ScanTech agreed to certain restrictions on transfers on the Pubco Common Stock to be received by them at the Closing.

•
“Lock-Up Shares” means the shares of Pubco Common Stock subject to the Lock-Up Agreements.

•
“Mars Board” means the board of directors of Mars.

•
“Mars Memorandum and Articles” means Mars’ Amended and Restated Memorandum and Articles of Association, as adopted by special resolution dated February 13, 2023, and as may hereafter be amended.

•
“Mars Shareholders” means all holders of Ordinary Shares, including Insiders and Public Shareholders.

•
“Mars” means Mars Acquisition Corp., a Cayman Islands exempted company.

•
“Material Adverse Effect” shall has the meaning set forth in the Business Combination Agreement (and defined herein).

•
“Maxim” means Maxim Group LLC, as the representative of the underwriters in the IPO.

•
“Merger Consideration” means the aggregate consideration to be paid to ScanTech under the Business Combination Agreement.

•
“Merger Subs” means the Company Merger Sub and the Purchaser Merger Sub.

•
“Mergers” means the Purchaser Merger and the Company Merger.

•
“Nasdaq” means The Nasdaq Stock Market.

•
“Non-Redeeming Shareholder” means Public Shareholders that elect not to participate in the Closing Redemption.

•
“Non-Redemption Agreements” mean the agreements entered by and among Mars, Sponsor, Pubco and Extension Non-Redeeming Shareholders that obligate Pubco to issue Pubco Common Stock to Extension Non-Redeeming Shareholders upon Closing as an incentive for Extension Non-Redeeming Shareholders to continue to hold Ordinary Shares through the Initial Extension Meeting.

•
“Notes” means the two promissory notes entered on March 31, 2024 and on April 30, 2024, between Mars and affiliates of the Sponsor for loans in the aggregate of $345,000 for working capital purposes.

•
“Operating Agreement” means the limited liability company operating agreement of ScanTech, as amended and effective under the Delaware Limited Liability Company Act, as in effect immediately prior to the Effective Time.

•
“Ordinary Shares” means the ordinary shares of Mars, par value $0.000125 per share, which shares have the rights and preferences, and otherwise are subject to the terms and conditions set forth in the Mars Memorandum and Articles.

•
“Outside Date” means the date on which either ScanTech or Mars have the right to terminate the Business Combination Agreement if the Business Combination has not been consummated by such date, as set forth in the Business Combination Agreement, as amended.

•
“Performance-Based Milestones” means ScanTech’s achievement of certain revenue and EBITDA milestones during the Earnout Period.

•
“Plan of Merger” means the plan of merger between Mars and Purchaser Merger Sub, pursuant to which Purchaser Merger Sub will merge with Mars under Part XVI of the Cayman Islands Companies Act, to be filed with the Registrar of Companies of the Cayman Islands for the Purchaser Merger.

•
“Polar” means Polar Multi-Strategy Master Fund.

•
“Polar Agreements” means the subscription agreements entered by and among Polar, Sponsor, and ScanTech, pursuant to which Polar will provide ScanTech in aggregate of $1,250,000 in funding for working capital expenses in connection with the Business Combination in exchange for up to 1,250,000 shares of Pubco Common Stock upon Closing.

•
“Private Placement Units” means the 391,000 private placement units purchased by the Sponsor at a price of $10.00 per unit for an aggregate purchase price of $3,910,000 simultaneously with the closing of the IPO. Each private placement unit consists of one Ordinary Share and Right (each Right entitling the holder thereof to receive two-tenths of one Ordinary Share).

•
“Private Rights” means the Rights under the Private Placement Units and are held by Insiders.

•
“Proposed Bylaws” means Pubco’s amended and restated bylaws in the form attached as Annex D to this proxy statement/prospectus/consent solicitation, proposed to be in effect at and following the Closing, as further described in the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 3: The Charter Proposal”.

•
“Proposed Charter” means Pubco’s amended and restated certificate of incorporation in the form attached as Annex C to this proxy statement/prospectus/consent solicitation, proposed to be in effect at and following the Closing.

•
“Pubco” means ScanTech AI Systems Inc., a Delaware corporation.

•
“Pubco Board” means the board of directors of Pubco subsequent to the completion of the Business Combination.

•
“Pubco Common Stock” means the shares of common stock, par value $0.0001 per share, of Pubco.

•
“Pubco Securities” means any securities issued by Pubco including, without limitation, shares of Pubco Common Stock.

•
“Pubco Stockholders” means the holders of Pubco Common Stock.

•
“Public Shareholders” means the holders of Public Shares as of the relevant date.

•
“Public Shares” means the outstanding Ordinary Shares that are not held by the Insiders.

•
“Public Rights” means the Rights held by Public Shareholders.

•
“Purchaser Merger” means the merger of Purchaser Merger Sub with and into Mars, with Mars continuing as the surviving entity.

•
“Purchaser Merger Sub” means Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco.

•
“Purchaser” means Mars and its successors.

•
“Qualifying Order” means any bona fide order from any person or entity that Pubco or its subsidiaries are fully capable of fulfilling within twenty-four (24) months following receipt of such order.

•
“Qualifying Order Milestone” means when ScanTech receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period.

•
“Recapitalization” means the recapitalization to be completed by ScanTech prior to the Closing, as contemplated by the Business Combination Agreement.

•
“Record Date” means October 24, 2024, the date on which holders of Ordinary Shares need to be on the record in order to participate in the Extraordinary Meeting and to vote on the proposals.

•
“Redemption Date” means the date on which holders of Public Shares may be eligible to redeem their Public Shares in accordance with the Mars Memorandum and Articles in connection with the Closing of the Business Combination.

•
“Redemption Price” means the amount equal to a equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.

•
“Related Agreements” means additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, including, without limitation, the Lock-up Agreements, the Voting and Support Agreement, and the Amendment to the Insider Letter Agreement.

•
“Required Proposals” means the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, and the Nasdaq Proposal.

•
“Roth Capital” means Roth Capital Partners, LLC.

•
“Roth Capital Agreement” mean the engagement letter between Mars and Roth Capital, entered into on November 29, 2023, for general capital markets advisory services.

•
“Right” means a right to receive Ordinary Shares, which will automatically convert into two-tenths (2/10) of one share of Pubco Common Stock upon the consummation of the Business Combination.

•
“RiverNorth” means RiverNorth SPAC Arbitrage Fund, L.P., a party to the FPA.

•
“ScanTech” or the “Company” means ScanTech Identification Beam Systems, LLC, a Delaware limited liability company.

•
“ScanTech Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity securities of ScanTech or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity securities of ScanTech.

•
“ScanTech Operating Agreement” means the amended and restated limited liability company operating agreement of ScanTech, as in effect from time to time.

•
“ScanTech Securities” means, collectively, ScanTech Units and any other ScanTech Convertible Securities.

•
“ScanTech Units” mean the membership interests of ScanTech.

•
“Seaport Agreement” means the Promissory Bridge Note dated March 27, 2024 pursuant to which Seaport Group SIBS LLC extended financing to ScanTech for working capital and expenses in connection with the Business Combination.

•
“SEC” means the United States Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“Seller Representative” means Dolan Falconer, in the capacity as the representative of the Company Holder Participants from and after the Effective Time.

•
“Special Committee” means the committee, which is comprised of independent directors Messrs. Yenyou (Jeff) Zheng, James Jenkins, Yang (Sean) Liu and Xin (Adam) He, formed by Mars to review the proposed Business Combination.

•
“Sponsors” means each of the transferees of Ordinary Shares and Units of Mars originally issued to Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability.

•
“Support Agreement” means the Voting and Support Agreement, dated September 5, 2023, by and among Mars, ScanTech, and the Insiders.

•
“Surviving Subsidiaries” means Mars and ScanTech.

•
“Transaction Financing” means any “Transaction Financing” contemplated by the Business Combination Agreement, including the Polar Agreements.

•
“Transfer Agent” means Continental.

•
“Trust Account” means the trust account established by Mars with the proceeds from the IPO and sale of Private Placement Units pursuant to the Trust Agreement in accordance with the IPO Prospectus.

•
“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 13, 2023, as it may be amended, by and between Mars and the Trustee.

•
“Trustee” means Continental, in its capacity as trustee under the Trust Agreement.

•
“TSA Certification Milestone” means when ScanTech receives the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period.

•
“Underwriting Agreement” means the Underwriting Agreement, dated February 13, 2023, by and between Mars and Maxim.

•
“Units” means the units, each consisting of one Ordinary Share and right (each Right entitling the holder thereof to receive two-tenths of one Ordinary Share) issued by Mars pursuant to, and with the terms set forth in, the Mars Memorandum and Articles.

•
“Voting and Support Agreement” means the Voting and Support Agreement, dated September 5, 2023, by and among the Insiders and ScanTech.

•
“Working Capital Loan” means the funds that Sponsor or an affiliate of the Sponsor or certain of Mars’ directors and officers may loan to Mars in order in order to finance transaction costs in connection with a Business Combination.

TRADEMARKS
This proxy statement/prospectus/consent solicitation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.”
Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus/consent solicitation may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus/consent solicitation contains market and industry data, estimates and statistics obtained from third-party sources. Although both Mars and ScanTech believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Mars’ and ScanTech’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While Mars and ScanTech are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus/consent solicitation.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/consent solicitation contains forward-looking statements, which are statements other than those of historical fact. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Mars, ScanTech and Pubco prior to the Business Combination and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this proxy statement/prospectus/consent solicitation and on the current expectations, forecasts and assumptions of the management of Mars and ScanTech, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Mars and the following:
•
expectations regarding (and ScanTech’s ability to meet expectations regarding) ScanTech’s strategies and future financial performance, including ScanTech’s future business plans or objectives, anticipated demand and acceptance of its products, pricing, marketing plans, supply capabilities, supply chain issues, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and ScanTech’s ability to invest in growth initiatives;

•
the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•
the outcome of any legal proceedings that may be instituted against Mars, ScanTech, Pubco and others following announcement of the Business Combination Agreement and the transactions contemplated therein;

•
the inability to complete the Business Combination due to the failure to obtain Mars shareholders’ approval or satisfy other conditions to closing under the Business Combination Agreement;

•
the risk that the proposed Business Combination disrupts current plans and operations of ScanTech as a result of the announcement and consummation of the Business Combination;

•
the ability to recognize the anticipated benefits of the Business Combination;

•
unexpected costs related to the proposed Business Combination;

•
the amount of any redemptions by Mars Shareholder being greater than expected;

•
the ability to list Pubco securities on Nasdaq;

•
limited liquidity and trading of Pubco’s securities;

•
geopolitical risk and changes in applicable laws or regulations;

•
the possibility that Mars, ScanTech or Pubco may be adversely affected by other economic, business, and/or competitive factors;

•
the possibility that the COVID-19 pandemic, or another major disease or epidemic, disrupts ScanTech’s business;

•
the ability of ScanTech to compete with competitors;

•
ScanTech’s ability to convince the market of the advantages of its fixed-gantry technology;

•
the risk that, following the consummation of the Business Combination, ScanTech fails to commercialize its products or attract, retain, motivate or integrate its personnel, in each case negatively affecting its business;

•
ScanTech’s need for additional capital to support the growth of its business, which may not be available following the consummation of the Business Combination;

•
litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on ScanTech’s resources;

•
risks that the consummation of the Business Combination is substantially delayed or does not occur, impacting the ability of ScanTech to operate or implement its business plan;

•
the timing of and ability to obtain certain regulatory certifications and approvals;

•
the ability of ScanTech to respond to general economic conditions;

•
expansion and other plans and opportunities; and

•
the ability of ScanTech to manage its growth effectively;

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Mars or ScanTech prove incorrect, actual results may vary in material respects from those projected in or contemplated by these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus/consent solicitation and attributable to Mars or ScanTech or Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus/consent solicitation. Except to the extent required by applicable law or regulation, neither Mars nor ScanTech nor Pubco undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus/consent solicitation or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to Mars Shareholders. Mars Shareholders are urged to read carefully this entire proxy statement/prospectus/consent solicitation, including the annexes and other documents referred to herein.
Q:
Why am I receiving this proxy statement/prospectus/consent solicitation?

A:
Mars is proposing to consummate a business combination with ScanTech. See the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal” for additional information. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A (with amendments thereto attached as Annexes A-1 through A-3). We urge you to carefully read this proxy statement/prospectus/consent solicitation and the Business Combination Agreement in their entirety.

You are receiving this proxy statement/prospectus/consent solicitation in connection with the Extraordinary General Meeting. Mars is holding the Extraordinary General Meeting to consider and vote upon the proposals described below.
Proposal 1: The Business Combination Proposal — To consider and vote upon a special resolution to approve the Business Combination Agreement by and among (a) Mars, (b) Pubco, (c) Purchaser Merger Sub, (d) Company Merger Sub, (e) ScanTech, and (f) the Seller Representative from and after the consummation of the Closing for the holders of ScanTech membership interest units. Pursuant to the Business Combination Agreement, Mars and ScanTech will each become wholly owned subsidiaries of Pubco.
A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A (with amendments thereto attached as Annexes A-1 through A-4). The Business Combination Proposal is conditioned upon the approval other Required Proposals. Therefore, if the other Required Proposals are not approved, then the Business Combination Proposal will have no effect, even if approved by Mars Shareholders. The Business Combination Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 1: The Business Combination Proposal.”
Proposal 2: The Advisory Charter Proposals — To consider and vote upon two separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Mars Memorandum and Articles and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:
•
Proposal 2A:    To approve provisions to be included in the Proposed Charter amending the total number of authorized shares of all classes of stock to 510,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock.

•
Proposal 2B:    To approve provisions to be included in the Proposed Charter providing that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pubco (other than derivative actions brought to enforce any duty or liability created by the Exchange Act) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco or any current or former director, officer, or other employee or stockholder of Pubco arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Proposed Charter, as amended, or the bylaws of Pubco, or (iv) any action asserting a claim against Pubco governed by the internal affairs doctrine. Unless Pubco consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the

United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.
The Advisory Charter Proposals are conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Advisory Charter Proposals will have no effect, even if approved by Mars shareholders. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposals 2: The Advisory Charter Proposals.”
Proposal 3: The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI Systems, Inc. Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement /consent solicitation statement/prospectus as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 3.” The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 3: Equity Incentive Plan Proposal.”
Proposal 4: The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of shares of Pubco Common Stock in connection with the Business Combination. The Nasdaq Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Nasdaq Proposal will have no effect, even if approved by Mars shareholders. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 4: The Nasdaq Proposal.”
Proposal 5: The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board. Adjournment Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 5: The Adjournment Proposal.”
Q:
What interests do Insiders have in the Business Combination?

A:
In considering the recommendation of the Mars Board to vote in favor of the Business Combination, Public Shareholders should be aware that Insiders have interests in the Business Combination are different from, or in addition to, Public Shareholders. Mars’ directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Mars. Shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•
If the Business Combination is not approved or if the Business Combination is not completed and Mars determines to liquidate in accordance with the Mars Memorandum and Articles, the 1,725,000 Founder Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived redemption rights with respect to such shares), as will the 391,000 Private Placement Units purchased for an aggregate purchase price of $3,910,000. The Founder Shares will have a significantly higher value at the time of the Business Combination. Based on the difference in the effective purchase price of $0.014 per share that the Insiders paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination. The Founder Shares, together with the 391,000 Ordinary Shares underlying the Private Placement Units and 78,200 Ordinary Shares underlying the

Private Rights, had an aggregate market value of approximately $24.24 million based on the last sale price of the Public Shares of $11.05 on Nasdaq on November 13, 2024.
•
In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ executive officers and directors may, but are not obligated to, loan Mars Working Capital Loans for working capital in connection with the Business Combination. On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. If Mars completes the Business Combination, Mars will repay the Notes or any additional Working Capital Loans for a total of up to $1,500,000 from the proceeds of the Trust Account released to Mars. Alternatively, at the lender’s discretion, such Notes and any additional Working Capital Loans may be convertible into Units at a price of $10.00 per Unit. The units would be identical to the Private Placement Units will be converted to Ordinary Shares and Rights, and subsequently to Pubco Common Stock upon Closing. In the event that the Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

•
Mars’ Sponsor, officers, directors, initial shareholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2024, $6,200 of such unpaid reimbursable out-of-pocket expenses have been incurred. However, if Mars fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mars will most likely not be able to repay these expenses if the Business Combination is not completed.

•
Pursuant to the Voting and Support Agreement, the Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon Mars’ liquidation if Mars is unable to consummate the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.

•
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.

•
The anticipated election of Karl Brenza and James Jenkins as directors of Pubco after the consummation of the Business Combination. Karl Brenza is currently the Chief Executive Officer and Chief Financial Officer of Mars and James Jenkins is an Independent Director of Mars. Karl Brenza is expected to be appointed as Chairman on the Pubco Board and will also serve as a consultant to Pubco, receiving compensation that consists of an annual consulting fee of $250,000, bonuses, and equity awards under the Equity Incentive Plan. James Jenkins is expected to be appointed as an independent director of the Pubco Board and may receive cash fees, stock options, or equity awards under the Equity Incentive Plan that the Pubco Board determines to pay for his services to Pubco, in amounts that will be determined after the Business Combination.

•
The continued indemnification of Mars’ executive officers and directors and the continuation of Mars’ directors’ and officers’ liability insurance after the Business Combination.

•
As a result of multiple business affiliations, Mars’ officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Amended Mars Memorandum and Articles provides that to the fullest extent permitted by applicable law, Mars’ officers and directors have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Mars. Mars does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination candidate. Mars’ management is not aware of any such corporate opportunities not being offered to Mars and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.
Q:
Why is Mars proposing the Business Combination?

A:
Mars was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In its review of ScanTech, Mars Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, Mars Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of Mars and Mars shareholders. Mars Board believes that, based on its review and consideration, the Business Combination with ScanTech presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement, Amended Mars Memorandum and Articles, and the Cayman Islands Companies Act.

Q:
What will happen in the Business Combination?

A:
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, on the date of the Closing, among other things, (a) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the date on which the Business Combination is consummated will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed or converted at Closing, (i) one share of Pubco Common Stock and (ii) two additional (2) shares of Pubco Common Stock, or a convertible security convertible or exercisable for two (2) shares of Pubco Common Stock 90 days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement; (b) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity, and, in connection therewith, (i) ScanTech Units issued and outstanding immediately prior to consummation of the Closing will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (ii) any convertible securities of ScanTech will be terminated; and (c) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.

Q:
What consideration will ScanTech equity holders receive in return for the acquisition of ScanTech by Mars?

A:
The merger consideration to be paid to Company Holder Participants will be a number of shares of Pubco Common Stock with an aggregate value equal to $140.0 million, minus ScanTech’s indebtedness and liabilities in excess of $20.0 million that have not been finally determined through a settlement or agreement prior to the Closing pursuant to the Business Combination Agreement, as amended.

Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, Company Holder Participants will have the contingent right to receive Earnout Shares up to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones during the Earnout Period, as more particularly set forth in the Business Combination Agreement. In the event of a change of control of Pubco during the Earnout Period, Company Holder Participants shall be entitled to receive all Earnout Shares not previously earned and issued. Assuming the per-share value of the Public Shares to be approximately $10.97, based on funds in the Trust Account as of June 30, 2024, the estimated maximum value of the Earnout Shares is $32.28 million when none of the Public Shareholders redeem their shares, indicating 32,283,379 Pubco Common Stock issued and outstanding (including all potential sources of dilution post-closing but excluding the Earnout Shares and any issuance of shares under the Equity Incentive Plan) and 3,228,338 Pubco Common Stock are issued as Earnout Shares. Conversely, the estimated maximum value of the Earnout Shares is $27.53 million when all of the Public Shareholders redeem their shares, indicating 27,539,083 Pubco Common Stock issued and outstanding (including all potential sources of dilution post-closing but excluding the Earnout Shares and any issuance of shares under the Equity Incentive Plan) and 2,753,908 Pubco Common Stock are issued as Earnout Shares. Taking into account the estimated maximum value of the Earnout Shares, the total consideration is $172.28 million when there is no redemption, or $167.53 million when there is maximum redemption, minus the amount of Closing Net Debt that exceeds $20 million as set forth in the Business Combination Agreement, as amended.
Q:
Did the Mars Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
Yes. The Mars Board formed a Special Committee for the proposed business combination with ScanTech, and the Special Committee obtained a fairness opinion from Network 1 Financial Securities, Inc., dated August 28, 2023, which provided the Special Committee that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by Mars in the Business Combination was fair, from a financial point of view, to Mars. See the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal — Opinion of Network 1, the Mars Board Financial Advisor” for additional information.

Q:
What equity stake will current Public Shareholders, Insiders and ScanTech equity holders hold in Pubco immediately after the completion of the Business Combination?

A:
After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares are issued and outstanding, of which 2,081,432 are Public Shares, which represent approximately 46.5% of issued and outstanding Ordinary Shares. Upon the Business Combination, the percentage ownership of Pubco by Public Shareholders who do not redeem their Public Shares will be diluted.

Public Shareholders who redeem their Public Shares may continue to hold any Rights that they owned prior to redemption. If any of the Public Shareholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Shareholders will decrease and the percentages of outstanding Pubco Common Stock held by the Insiders and by Company Holder Participants will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed. The percentage of the total number of outstanding Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. In addition, pursuant to the FPA, the Ordinary Shares to be purchased by RiverNorth from the open market will not be redeemed in connection with the Extraordinary General Meeting and will convert into Pubco Common Stock upon Closing.
Insiders have waived their redemption rights, and Maxim has also waived its redemption rights pursuant to the Underwriting Agreement. No consideration was provided in exchange for the Insiders’ or Maxim’s waiver of redemption rights. Therefore, only redemptions by Public Shareholders are reflected in this presentation.
The table below illustrates varying beneficial ownership levels in Pubco immediately upon Closing, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders.

	Maximum Redemption		75% Redemption		50% Redemption		25% Redemption		No Redemption
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
ScanTech	14,184,397	72.5%	14,184,397	70.6%	14,184,397	70.4%	14,184,397	70.4%	14,184,397	70.4%
Total	19,575,997	100%	20,096,355	100%	20,157,429	100%	20,157,429	100%	20,157,429	100%
Public Shareholders	1,380,000	7.0%	1,900,358	9.5%	2,420,716	12.0%	2,941,074	14.6%	3,461,432	17.2%
Insiders	2,235,600	11.4%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%
Maxim	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%
RiverNorth FPA	1,500,000	7.7%	1,500,000	7.5%	1,040,716	5.2%	520,358	2.6%	—	0.0%
Insiders have waived their redemption rights, and Maxim has also waived its redemption rights pursuant to the Underwriting Agreement. No consideration was provided in exchange for the Insiders’ or Maxim’s waiver of redemption rights. In addition, pursuant to the FPA, the Ordinary Shares to be purchased by RiverNorth will not be redeemed in connection with the Extraordinary General Meeting and will convert into Pubco Common Stock upon Closing. Therefore, only redemptions by Public Shareholders are reflected in this presentation.
The shares owned by Public Shareholders under the maximum redemption scenario only include the 1,380,000 Ordinary Shares underlying the Public Rights, which will be converted into Pubco Common Stock at Closing. The shares owned by Public Shareholders under the no redemption scenario include (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 2,081,432 remaining Ordinary Shares that have not been redeemed at the Initial Extension Meeting.
Under the maximum redemption scenario, all of the remaining Public Shareholders redeem, and RiverNorth purchases 1,500,000 Ordinary Shares, which is the maximum number of shares they are allowed to purchase under the FPA. In the no-redemption scenario, where none of the public shareholders redeem their shares, RiverNorth will not purchase shares under the FPA.
It is anticipated that immediately upon Closing, assuming no redemptions by Public Shareholders, the Public Shareholders will retain an ownership interest of approximately 17.2% of Pubco, the Insiders will retain an ownership interest of approximately 11.1% of Pubco, Maxim will retain an ownership interest of approximately 1.4% of Pubco, ScanTech will own approximately 70.4% of Pubco, excluding the potential sources of dilution, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan.
Assuming all potential sources of dilution are taken into account and that there are no redemptions by Public Shareholders, the ownership interests in Pubco will be approximately as follows: Public Shareholders will retain about 19.79%, Insiders will retain about 16.23%, ScanTech will own about 55.15%, and Maxim, RiverNorth, Polar, Seaport, Aegus, and Roth will hold 2.05%, 0%, 3.10%, 2.85%, 0.58% and 0.25% of ownership interest in Pubco, respectively.
If the actual facts are different from these assumptions (which they are likely to be), the respective percentage ownership retained by each party will be different.

	Maximum Redemption Shares(1)	Percent	75% Redemption Shares(2)	Percent	50% Redemption Shares(3)	Percent	25% Redemption Shares(4)	Percent	No Redemption Shares(5)	Percent
Public Shareholders(6)	1,380,000(7)	4.01%	1,900,358(8)	5.22%	2,420,716(9)	6.41%	2,941,074(10)	7.53%	3,461,432(11)	8.58%
Insiders(12)	2,235,600	6.49%	2,235,600	6.15%	2,235,600	5.92%	2,235,600	5.72%	2,235,600	5.54%
Maxim(13)	276,000	0.80%	276,000	0.76%	276,000	0.73%	276,000	0.71%	276,000	0.68%
RiverNorth	1,500,000(14)	4.36%	1,500,000(15)	4.12%	1,040,716(16)	2.76%	520,358(17)	1.33%	0(18)	0.00%
ScanTech(19)	14,184,397	41.21%	14,184,397	38.99%	14,184,397	37.57%	14,184,397	36.32%	14,184,397	35.15%
Pro Forma Pubco Common Stock	19,575,997	56.87%	20,096,355	55.25%	20,157,429	53.39%	20,157,429	51.62%	20,157,429	49.95%
Potential sources of dilution:
Extension Non-Redeeming Shareholders(20)	362,676	1.05%	362,676	1.00%	362,676	0.96%	362,676	0.93%	362,676	0.90%
Amendment No. 4 to the Business Combination Agreement(21)	4,866,800	14.14%	5,907,516	16.24%	6,948,232	18.40%	7,988,948	20.46%	9,029,664	22.38%
Polar Agreements(22)	1,250,000	3.63%	1,250,000	3.44%	1,250,000	3.31%	1,250,000	3.20%	1,250,000	3.10%
Seaport Agreement(23)	1,149,230	3.34%	1,149,230	3.16%	1,149,230	3.04%	1,149,230	2.94%	1,149,230	2.85%
Aegus Agreement(24)	234,380	0.68%	234,380	0.64%	234,380	0.62%	234,380	0.60%	234,380	0.58%
Roth Capital Agreement(25)	100,000	0.29%	100,000	0.27%	100,000	0.26%	100,000	0.26%	100,000	0.25%
TSA Certification Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Qualifying Order Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Performance-Based Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Total Earnout Shares(26)	2,753,908	8.00%	2,910,016	8.00%	3,020,195	8.00%	3,124,266	8.00%	3,228,338	8.00%
Equity Incentive Plan Shares(27)	4,130,862	12.00%	4,365,024	12.00%	4,530,292	12.00%	4,686,399	12.00%	4,842,507	12.00%
Total Shares of Dilution	14,847,857	43.13%	16,278,841	44.75%	17,595,005	46.61%	18,895,900	48.38%	20,196,795	50.05%
Total Shares Outstanding after Dilution	34,423,854	100%	36,375,196	100%	37,752,434	100%	39,053,329	100%	40,354,224	100%

(1)
Assumes that all of Public Shares are redeemed.

(2)
Assumes that 75% of the Public Shares are redeemed.

(3)
Assumes that 50% of the Public Shares are redeemed.

(4)
Assumes that 25% of the Public Shares are redeemed.

(5)
Assumes that none of the Public Shares are redeemed.

(6)
Reflects the Initial Extension Redemption of 4,818,568 Public Shares in connection with the Initial Extension Meeting.

(7)
Including 1,380,000 Ordinary Shares underlying the Public Rights, which are converted into Pubco Common Stock at Closing.

(8)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 520,358 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(9)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 1,040,716 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(10)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 1,561,074 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(11)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 2,081,432 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(12)
Including (i) 2,116,000 Ordinary Shares, (ii) 78,200 Ordinary Shares underlying the Private Rights, both of which are converted into Pubco Common Stock at Closing, and (iii) 41,400 Pubco Common Stock issued in connection with the Notes.

(13)
Represents the 276,000 Ordinary Shares issued to Maxim, the IPO Underwriter, in connection with the IPO, which are converted into Pubco Common Stock at Closing.

(14)
Represents 1,500,000 Ordinary Shares, purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(15)
Represents 1,500,000 Ordinary Shares, purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(16)
Represents 1,040,716 Ordinary Shares purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(17)
Represents 520,358 Ordinary Shares to be purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(18)
RiverNorth will not purchase shares under the FPA.

(19)
Represents 14,184,397 shares of Pubco Common Stock to be issued to the Company Holder Participants as the Merger Consideration, excluding the Earnout Shares and share issuances under the Equity Incentive Plan.

(20)
Represents the 362,676 shares of Pubco Common Stock to be issued to Extension Non-Redeeming Public Shareholders, no later than two (2) business days following the Closing, in connection with the Non-Redemption Agreements.

(21)
Represents the two additional shares of Pubco Common Stock that will be issued, after 90 days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, to (i) Public Shareholders who elect not to redeem at the Closing Redemption, (ii) Insiders, and (iii) Maxim, pursuant to Amendment No. 4 to the Business Combination Agreement.

(22)
Represents the 1,250,000 Pubco Common Stock to be issued to Polar, no later than two (2) business days following the Closing, in connection with the Polar Agreements.

(23)
Represents the 1,149,230 Pubco Common Stock to be issued to Seaport Group SIBS LLC, no later than two (2) business days following the Closing, in connection with the Promissory Bridge Note dated March 27, 2024.

(24)
Represents the 234,380 Pubco Common Stock to be issued to Aegus Corp., no later than two (2) business days following the Closing, in connection with the Promissory Bridge Note dated May 7, 2024.

(25)
Represents the 100,000 Pubco Common Stock to be issued to Roth Capital, within five (5) business days following the Closing, in connection with the Roth Capital Agreement.

(26)
Equals to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing, to be issued upon achievement of the Earnout Milestones.

(27)
Equals to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing, to be issued in accordance with the Equity Incentive Plan.

(28)
Calculated by adding (i) the fully distributed enterprise value of $140 million for ScanTech upon consummation of the Business Combination, (ii) approximately $22.84 million in the Trust Account, and subtracting (iii) any redemption amounts and $5 million in transaction expenses.

Q:
Is there any financing being conducted in connection with the transaction?

A:
Yes. On April 2, 2024, and on May 29, 2024, Mars entered into two definitive subscription agreements with Polar, the Sponsor, and ScanTech for Polar to provide ScanTech in aggregate of $1,250,000 in non-interest bearing funding for working capital expenses in connection with the Business Combination. Pursuant to the Polar Agreements, Polar will be entitled at Closing to (i) repayment of any amounts funded under the Subscription Agreement and (ii) one newly issued Pubco share for each dollar funded under the Subscription Agreement.

In the event that any of the Sponsor, ScanTech or Mars defaults on its obligations to repay Polar at Closing for amounts funded under the Polar Agreements, Pubco will issue to Polar (i) 0.1 shares of Pubco for each dollar funded under the Polar Agreements and (ii) an additional 0.1 shares for each dollar funded under the Polar Agreements on each monthly anniversary that such default remains uncured. As of the date of this proxy statement/prospectus/ consent solicitation, $1,250,000 had been funded by Polar under the Polar Agreements.
On March 31, 2024 and on April 30, 2024, Mars entered into Notes with affiliates of the Sponsor for loans in the aggregate of $345,000 for working capital purposes.

Mars and ScanTech estimate that the remaining funds obtained from the Polar Agreements and the Notes are sufficient to cover unpaid transaction expenses previously incurred or expected to be incurred before the Closing. However, Mars and ScanTech may seek additional sources of funds if it becomes necessary to raise such funds for transaction expenses payable before the Closing.
Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
After completion of the Business Combination, the funds in the Trust Account will be used to pay Public Shareholders who exercise their redemption rights and, after paying the redemption, a portion will be used to pay transaction expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of Pubco, in accordance with the terms of the Business Combination Agreement. Such funds may also be used to reduce the indebtedness and liabilities of ScanTech, Mars and their respective subsidiaries.

On January 30, 2024, Mars held its Initial Extension Meeting, at which shareholders approved, among other items, a proposal to amend the Mars Memorandum and Articles to extend the date by which Mars must consummate an initial business combination. In connection with the Initial Extension Meeting and subsequent redemption, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Share, representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting. Following the Initial Extension Redemptions, Mars had approximately $22.3 million left in its Trust Account. As of June 30, 2024, there is approximately $22,836, 871 in cash held in the Trust Account. Public Shareholders may elect to exercise redemption rights with respect to the Public Shares they hold in connection with the Business Combination, which would further reduce funds held in the Trust Account. Under the maximum redemption scenario, the remaining Public Shareholders may redeem all 2,081,432 Public Shares for substantially all the funds held in the Trust Account.
Any remaining funds in the Trust Account after paying for the redemption will not be released until the earlier of the completion of the Business Combination or another business combination, or the liquidation of Mars in the event that it is unable to complete a Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination) (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any taxes and up to $50,000 for dissolution expenses).
Q:
Is the Business Combination subject to a minimum cash condition?

A:
The Business Combination is not subject to a minimum cash condition, which may leave the combined company undercapitalized. Although Mars and ScanTech are seeking to obtain new financing, such amounts of additional financing (if obtained), along with the amounts in the Trust Account following the redemptions in connection with the Initial Extension Meeting to amend the Mars Memorandum and Articles on January 30, 2024 and any additional redemptions in connection with the Business Combination, may not be sufficient for Pubco to operate as planned. In addition, on January 30, 2024, Mars amended its Memorandum and Articles to remove the limitation that it shall not consummate a business combination if it would cause its net tangible assets to be less than $5,000,001 and the limitation that Mars shall not redeem public shares that would cause Mars’ net tangible assets to be less than $5,000,001. This amendment also increases the risk that Pubco may be undercapitalized upon completion of the Business Combination.

See the section entitled “Risk Factors — There is no minimum cash condition to consummating the Business Combination, which may leave the combined company under-capitalized.”

Q:
Do I have redemption rights?

A:
If you are a Public Shareholder of Ordinary Shares, you have the right to demand that Mars redeem such shares for a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination.

Notwithstanding the foregoing, a holder of Ordinary Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of the Ordinary Shares. Accordingly, all Public Shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be converted.
Q:
What happens if a substantial number of Public Shareholders vote in favor of the Business Combination proposal and exercise their redemption rights?

A:
Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights. If the Business Combination is completed, as a result of the Redemption, Pubco will have fewer shares of Pubco Common Stock outstanding and fewer Public Shareholders, the trading market for Pubco Common Stock may be less liquid and Pubco may not be able to meet the minimum listing standards for the Nasdaq, which is a condition to Closing. Furthermore, the funds available from the Trust Account for working capital purposes of Pubco after the Business Combination may not be sufficient for its future operations.

On January 30, 2024, Mars held its Initial Extension Meeting, at which shareholders approved, among other items, a proposal to amend the Mars Memorandum and Articles to extend the date by which Mars must consummate an initial business combination to November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination). On October 30, through a unanimous board resolution, Mars Board extended the date by which the Company must complete its initial business combination from November 16, 2024, to February 16, 2025.The Extension is the first of the two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association. In connection with the Initial Extension Meeting and subsequent redemption, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares, representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting. Following the Initial Extension Redemptions, Mars had approximately $22.3 million left in its Trust Account.
The remaining Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights with respect to the 2,081,432 Public Shares issued and outstanding after the Initial Extension Meeting.
If the Business Combination Proposal is approved by a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting, and that the Business Combination is completed, as a result of the Public Shareholders exercising their redemption rights, Pubco will have fewer shares of Pubco Common Stock outstanding and fewer Public Shareholders. The trading market for Pubco Securities may be less liquid and Pubco may not be able to meet the minimum listing standards for the Nasdaq Global Market, which is a condition to Closing. Furthermore, the funds available from the Trust Account for working capital purposes of Pubco after the Business Combination may not be sufficient for its future operations.
Q:
What conditions must be satisfied to complete the Business Combination?

A:
In addition to the approval of the Required Proposals, there are a number of closing conditions in the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:
What amendments were made to the Business Combination Agreement since it was originally entered into on September 5, 2023?

A:
The Business Combination Agreement was amended on December 19, 2023, on April 17, 2024, on September 30, 2024, and on November 12, 2024 to extend the Outside Date to May 15, 2024, September 30, 2024, November 15, 2024, and December 23, 2024, respectively, in order to facilitate the completion of the Business Combination. The parties to the Business Combination Agreement may further extend the Outside Date if necessary.

The Business Combination Agreement was amended on April 2, 2024 and on September 30, 2024, to provide that the Merger Consideration will be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Thirty Million U.S. Dollars ($140,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, the Fourth Business Combination Agreement Amendment amends the Business Combination to provide that every issued and outstanding Ordinary Share that is not redeemed and sold between the closing and the 90th day after the closing shall be converted automatically to (i) one share of Pubco Common Stock and (ii) two additional (2) shares of Pubco Common Stock, or a convertible security convertible or exercisable for two (2) shares of Pubco Common Stock 90 days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement.
For a summary of the amendments to the Business Combination, see the section of this proxy statement/prospectus/ consent solicitation entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Amendments to the Business Combination Agreement.”
Other than as expressly modified the amendments to the Business Combination Agreement, the Business Combination Agreement remains in full force and effect.
Q:
What happens if the Business Combination is not consummated?

A:
If Mars is not able to complete the Business Combination or another business combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case Public Shareholders may only receive the amount in the Trust Account as of the applicable Redemption Date (less any interest earned on the amounts held in the Trust Account released earlier to pay for any taxes and up to $50,000 for dissolution expenses), which would be only approximately $11.15 per share, based on the amount held in the Trust Account as of the Record Date, the Rights will expire and have no value.

Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Extraordinary General Meeting, which is set for December 5, 2024; however, (i) such meeting could be adjourned if the Adjournment Proposal is approved by Mars Shareholders at the Extraordinary General Meeting and Mars Shareholders elect to adjourn the Extraordinary General Meeting to a later date or dates at the determination of the Mars Board, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q: What proposals are shareholders being asked to vote upon?
A:
•
Proposal 1:   The Business Combination Proposal

•
Proposal 2:   The Advisory Charter Proposals

•
Proposal 3:   The Equity Incentive Plan Proposal

•
Proposal 4:   The Nasdaq Proposal

•
Proposal 5:   The Adjournment Proposal

If Mars Shareholders do not approve each of the Required Proposals, then the Business Combination may not be consummated.
As required by applicable SEC guidance to give shareholders the opportunity to present their views on important corporate governance provisions, Mars is requesting that its shareholders vote, on a non-binding advisory basis, upon the Advisory Charter Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect shareholder rights, and will be adopted when the Proposed Charter is adopted by Pubco. See “Proposals 2: The Advisory Charter Proposals.” These separate votes are not otherwise required by Cayman Islands of Delaware law, but pursuant to SEC guidance, Mars is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on Mars or the Mars Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals.
Q:
What material negative factors did the Mars Board consider in connection with the Business Combination?

A:
Among the material negative factors that the Mars Board considered in its evaluation of the Business Combination were the risk that the Business Combination may not be fully achieved or may not be consummated; the risk of ScanTech not securing enough purchase orders and the risks that ScanTech may not be able to grow its business by investing or acquiring other businesses. These factors are discussed in greater detail in the section entitled “Proposal 1: The Business Combination Proposal — Mars Board’s Reasons for the Approval of the Business Combination,” in the section entitled “Risk Factors — Risks Related to the Business Combination.”

Q:
How do I exercise my redemption rights?

A:
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request that Mars redeems all or a portion of their Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the pro rata portion of the funds available in the Trust Account including interest earned on the funds held in the Trust Account. As of the Record Date, based on funds in the Trust Account of approximately $23.21 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of the Ordinary Shares is approximately $11.15 per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Ordinary Shares or hold Ordinary Shares through Units and you elect to separate your Units into the underlying Ordinary Shares and Rights prior to exercising your redemption rights with respect to the Ordinary Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental, Mars’ transfer agent, request that Mars redeems your Ordinary Shares for cash, and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

In order to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Ordinary Shares and Rights or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Ordinary Shares regardless of whether they vote for or against the Business Combination Proposal.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written demand of redemption rights must be received by Mars’ Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Mars’ understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Mars does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Mars will redeem the shares subject to the Redemption for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Ordinary Shares for cash and will no longer own such shares (or shares of Pubco Common Stock) following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Rights. Your Rights will continue to be outstanding following a redemption of your Ordinary Shares and will become exercisable in connection with the completion of the Business Combination. Insiders do not have redemption rights in connection with the Business Combination.
If you intend to seek redemption of your Ordinary Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the meeting, as described in this proxy statement/prospectus/consent solicitation. If you have questions regarding the certification of your position or delivery of your shares, please contact Continental at the phone number or e-mail address at the end of this Questions and Answers section.
Q:
Will how I vote on the Business Combination proposal affect my ability to exercise redemption rights?

A:
No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your Ordinary Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus/consent solicitation.

Q:
If I am a holder of Units, can I exercise redemption rights with respect to my Units?

A:
No. Holders of outstanding Units must elect to separate the Units into the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Ordinary Shares and Rights, or if you hold Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your Units to be separated into the underlying Ordinary Shares and Rights through delivering the notice to the Transfer Agent by 5:00 p.m., Eastern Time, on December 3, 2024, you will not be able to exercise your redemption rights with respect to the Ordinary Shares.
Q:
What are the material U.S. federal income tax consequences to Public Shareholders in the U.S. that exercise their redemption rights?

A:
For a description of the material U.S. federal income tax consequences to Public Shareholders in the U.S. who exercise their redemption rights, see the description in the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q:
Do I have appraisal or dissenters’ rights in connection with the proposed Business Combination?

A:
Mars Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act.

Q:
What do I need to do now?

A:
Mars urges you to read carefully and consider the information contained in this proxy statement/ prospectus, including the annexes, and to consider how the Business Combination will affect you as a Mars Shareholder. Mars Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation and on the enclosed proxy card.

Q:
How do I vote?

A:
The Extraordinary General Meeting will be held via live webcast at 10:00 AM, Eastern Time, on December 5, 2024, and at the physical location for which, in accordance with the Mars Memorandum and Articles, will be Mars’ office at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY. The Extraordinary General Meeting can be accessed by visiting https://www.cstproxy.com/marsacquisition/egm2024, where you will be able to listen to the meeting live and vote during the meeting.

If you are a holder of record of Ordinary Shares on the Record Date, you may vote at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or nominee.
Any proxy may be revoked by the person sending a later-dated, signed proxy card to Mars’ Chief Executive Officer at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036, so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on December 5, 2024) or attend the Extraordinary General Meeting in person (which would include presence virtually at the Extraordinary General Meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by the Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Simply attending the Extraordinary General Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus/consent solicitation may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. When a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on a significant matter, the broker or nominee cannot vote the shares under Nasdaq rules. These unvoted shares are counted as “broker non-votes.” The Adjournment Proposal is considered a routine matter, and brokers or nominees holding the shares will have voting discretion if the beneficial owner does not give instructions as to how to vote.
If you do not provide voting instructions to your broker on proposals other than the Adjournment Proposal, your shares will not be voted on that proposal.
You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.
Q:
When and where will the Extraordinary General Meeting be held?

A:
The Extraordinary General Meeting will be held via live webcast at 10:00 AM, Eastern Time, on December 5, 2024, unless the Extraordinary General Meeting is adjourned. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.

The Extraordinary General Meeting can be accessed by visiting https://www.cstproxy.com/marsacquisition/egm2024, where you will be able to listen to the meeting live and vote during the Extraordinary General Meeting.
Q:
How do I register and attend the Extraordinary General Meeting?

A:
As a registered shareholder, you or your brokerage firm, bank or other nominee, or its agent received a proxy card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address at the end of this Questions and Answers section.

You can pre-register to attend the meeting starting December 5, 2024 at 10:00 a.m., Eastern Time. Enter the URL address (https://www.cstproxy.com/marsacquisition/egm2024) into your browser, enter your control number, name and email address. Once you pre-register, you can vote your shares. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can attend the Extraordinary General Meeting via a listen-only format by dialing 1 800-450-7155 (toll-free), or +1 857-999-9155 (standard rates apply) outside of the U.S. and Canada; when prompted enter the Conference ID 0767613#. This is listen-only, you will not be able to vote or enter questions during the meeting. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.

Q:
Who is entitled to vote at the Extraordinary General Meeting?

A:
Mars has fixed October 24, 2024 as the Record Date. If you were a Mars Shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, a Mars Shareholder may only vote his or her shares if he or she is present in person (which would include presence virtually at the Extraordinary General Meeting) or is represented by proxy at the Extraordinary General Meeting.

Q:
How many votes do I have?

A:
Mars Shareholders are entitled to one vote at the Extraordinary General Meeting for each Ordinary Share held of record as of the Record Date for the Extraordinary General Meeting.

Q: What constitutes a quorum?
A:
The holders of a majority of the issued and outstanding Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting) will constitute a quorum.

If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then:
(1)
Shareholders may require the Extraordinary General Meeting to be cancelled; or

(2)
In any other case, Extraordinary General Meeting will be rescheduled for the same time and place one week later, or at a different time and place decided by the directors of Mars.

As of the Record Date for the Extraordinary General Meeting, there were 4,473,432 Ordinary Shares outstanding; therefore, 2,236,716 Ordinary Shares are required to achieve a quorum.
Q:
What vote is required to approve each proposal at the Extraordinary General Meeting?

A:
The approval of each of the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

The approval of the Business Combination Proposal requires special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2∕3) majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Q:
What are the recommendations of the Board?

A:
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals.

The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars and Mars shareholders and what may be best for a director’s personal interests when recommending Mars Shareholders to vote “FOR” the proposals. These conflicts of interest include, among other things, that if Mars does not consummate a business combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars may be forced to liquidate and the shares owned by the Insiders would be worthless. Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins are nominated for Directors of Pubco, such nomination could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” for more information.
Q:
How do the Insiders intend to vote their shares?

A:
All of the Insiders have previously agreed to vote all of their Ordinary Shares in favor of a business combination proposed to them for approval, including the Business Combination. Additionally, the Insiders and their affiliates, who collectively own 2,116,000 issued and outstanding Ordinary Shares, have agreed to vote all of their Ordinary Shares in favor of the Business Combination.

Q:
May the Insiders, ScanTech, or their respective affiliates purchase Ordinary Shares or Rights prior to the Extraordinary General Meeting?

A:
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or the Ordinary Shares, the Insiders, ScanTech and/or their respective affiliates may enter into transactions with such investors and others to provide them with incentives to acquire Ordinary Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Ordinary Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Ordinary Shares they acquire in such transactions. Any Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on the Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting.
As of the date of this proxy statement/prospectus/consent solicitation, no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Mars will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ordinary Shares for which Mars has received redemption requests.
Q:
What happens if I sell my Ordinary Shares before the Extraordinary General Meeting?

A:
The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Mars Shareholders may send a later-dated, signed proxy card to Mars’ Chief Executive Officer at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036, so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on December 5, 2024) or attend the Extraordinary General Meeting in person (which would include presence virtually at the Extraordinary General Meeting) and vote. Mars Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by the Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:
If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by Mars Shareholders and consummated, you will become a stockholder of Pubco. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will remain a Mars Shareholder and/or Rights holder of Mars. However, if you fail to take any action with respect to the Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Ordinary Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus/consent solicitation for redeeming your shares.

Q:
What should I do with my Ordinary Shares certificates, Rights certificates and/or Unit certificates?

A:
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request Mars to redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Ordinary Shares to be redeemed only if you:

(1)
hold Ordinary Shares or hold Ordinary Shares through Units and you elect to separate your Units into the underlying Ordinary Shares and Rights prior to exercising your redemption rights with respect to the Ordinary Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to the Transfer Agent that request Mars to redeem your Public Shares for cash; and (b) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

As noted above, to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. Holders may instruct their broker to do so, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of such Public Shares whether they vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not consummated, the Ordinary Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Mars will redeem each Ordinary Share for a per share price, payable in cash, equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Ordinary Shares for cash.
Right holders should not submit certificates, if any, relating to their Rights. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.
Upon effectiveness of the Business Combination, holders of Ordinary Shares who are not redeeming at the Closing will receive shares of Pubco Common Stock without needing to take any action and accordingly such holders should not submit the certificates, if any, relating to their Ordinary Shares. Ordinary Shares will not trade following the Business Combination.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus/consent solicitation or the enclosed proxy card, you should contact:

Mars Acquisitions Corp.
Attention: Karl Brenza, CEO
Americas Tower, 1177 Avenue of the Americas, Suite 5100
New York, New York 10036
Telephone: (866) 667-6277
You also may obtain additional information about Mars from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:
Continental Stock Transfer & Trust Company
Attention: Mark Zimkind
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT SCANTECH’S CONSENT SOLICITATION
Q:
What are the material U.S. federal income tax consequences of the Business Combination to me?

A:
The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal — United States Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus/consent solicitation is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
Who is entitled to give a written consent for ScanTech?

A:
The ScanTech Board has set October 24, 2024 as the record date (the “ScanTech Record Date”) for determining ScanTech members entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding membership interests in ScanTech entitled to consent to the proposals as of the close of business on the ScanTech Record Date will be entitled to give a consent using the form of written consent to be furnished to them

Q:
What will happen in the Business Combination?

A:
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity, and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (B) any Company Convertible Securities will be terminated; and (iii) as a result of such Mergers, Mars and the Company will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

Q:
What equity stake will current ScanTech members hold in Pubco immediately after the Closing?

A:
After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares are issued and outstanding, of which 2,081,432 are Public Shares, which represent approximately 46.5% of issued and outstanding Ordinary Shares. Upon the Business Combination, the percentage ownership of Pubco by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders who redeem their Public Shares may continue to hold any Rights that they owned prior to redemption. If any of the Public Shareholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Shareholders will decrease and the percentages of outstanding Pubco Common Stock held by the Insiders and by Company Holder Participants will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.

The percentage of the total number of outstanding Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.
The table below illustrates varying beneficial ownership levels in Pubco after Closing at various redemption levels.

	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	7.0%	1,900,358	9.5%	2,420,716	12.0%	2,941,074	14.6%	3,461,432	17.2%
Insiders	2,235,600	11.4%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%
Maxim	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%
RiverNorth FPA	1,500,000	7.7%	1,500,000	7.5%	1,040,716	5.2%	520,358	2.6%	—	0.0%
ScanTech	14,184,397	72.5%	14,184,397	70.6%	14,184,397	70.4%	14,184,397	70.4%	14,184,397	70.4%
Total	19,575,997	100%	20,096,355	100%	20,157,429	100%	20,157,429	100%	20,157,429	100%
Insiders have waived their redemption rights, and Maxim has also waived its redemption rights pursuant to the Underwriting Agreement. In addition, pursuant to the FPA, the Ordinary Shares to be purchased by RiverNorth will not be redeemed in connection with the Extraordinary General Meeting and will convert into Pubco Common Stock upon Closing. Therefore, only redemptions by Public Shareholders are reflected in this presentation. No consideration was provided in exchange for the Insiders’ or Maxim’s waiver of redemption rights.
The table above does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; (ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan. The issuance of shares under the Equity Incentive Plan will not occur unless the Equity Incentive Plan Proposal is approved. The issuance of the Earnout Shares will not occur unless Pubco meets the Earnout Milestones before the Earnout Period. The table above also assumes that under the maximum redemption scenario, all of the remaining Public Shareholders redeem, and RiverNorth purchases 1,500,000 Ordinary Shares, which is the maximum number of shares they are allowed to purchase under the FPA. In the no-redemption scenario, where none of the public shareholders redeem their shares, RiverNorth will not purchase shares under the FPA.
The shares owned by Public Shareholders under the maximum redemption scenario only include the 1,380,000 Ordinary Shares underlying the Public Rights, which will be converted into Pubco Common Stock at Closing. The shares owned by Public Shareholders under the no redemption scenario include (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 2,081,432 remaining Ordinary Shares that have not been redeemed at the Initial Extension Meeting.
Q:
When is the Business Combination expected to be completed?

A:
The Closing is expected to take place (a) as soon as practicable following the satisfaction or waiver of the conditions described below under the section titled “Article IX — Conditions to the Closing” or (b) such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by either Mars or ScanTech if the Business Combination and related transactions are not consummated on or before the Outside Date, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “Proposal 1 — The Business Combination Proposal.”
Q:
What approval is required by the ScanTech members to adopt and approve the Business Combination Agreement and approve the Merger?

A:
The Business Combination cannot be completed unless ScanTech members adopt and approve the Business Combination Agreement and thereby approve the Business Combination and the other transactions contemplated by the Business Combination Agreement. Pursuant to ScanTech’s Operating Agreement, the adoption and approval of the Business Combination Agreement and the approval of the Business Combination requires the approval of the holders, as of the ScanTech Record Date, of (i) a majority of the issued and outstanding ScanTech Series B Units (the “Required Merger Approval”).

Your delivery of the written consent is important. The Business Combination cannot be completed unless the Business Combination Agreement is adopted and approved and the Business Combination is approved by the Required Merger Approval. If you fail to deliver the written consent with respect to the adoption and approval of the Business Combination Agreement and approval of the Required Merger Approval and the other transactions contemplated by the Business Combination Agreement, the effect will be the same as a vote “AGAINST” the adoption and approval of the Business Combination Agreement and approval of the Required Merger Approval and the other transactions contemplated by the Business Combination Agreement.
Q:
Do any of ScanTech’s directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of ScanTech members?

A:
ScanTech’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of ScanTech members, generally. These interests may cause the directors and executive officers of ScanTech to view the Business Combination differently than ScanTech members may generally view it. The ScanTech Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement, and in recommending that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement be approved by ScanTech members. For more information on the interests of ScanTech’s directors and executive officers in the Merger, see the sections titled “The Business Combination — Interests of ScanTech’s Directors and Officers in the Business Combination”, “Certain Relationships and Related Transactions” and “Executive Compensation Arrangements — Post-Closing Arrangements” and “Directors and Executive Officers of the Combined Company after the Business Combination” of this proxy statement/prospectus/consent solicitation for a further discussion of these interests.

Q:
How can I return my written consent?

A:
If you hold ScanTech Series B Units as of the close of business on the ScanTech Record Date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ScanTech. Once you have completed, dated and signed your written consent, email it to sjones@scantechibs.com.

ScanTech does not intend to hold a s meeting of its members to consider the adoption and approval of the Business Combination Agreement, the approval of the Business Combination and the other transaction contemplated by the Business Combination Agreement, and, unless ScanTech decides to hold a meeting of members for such purposes, you will be unable to vote in person by attending a meeting of members.

Q:
What is the deadline for returning my written consent?

A:
The ScanTech Board has set November 20, 2024 as the targeted final date for the receipt of written consents. ScanTech reserves the right to extend the final date for the receipt of written consents beyond November 20, 2024 in the event that consents approving the Business Combination and adopting and approving the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement have not been obtained by that date from holders of a sufficient number of Series B Units of ScanTech to satisfy the conditions to the Business Combination. Any such extension may be made without notice to ScanTech members. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

The Business Combination and the other transactions contemplated by the Business Combination Agreement will not be approved and the Business Combination Agreement will not be adopted and approved unless the Required Merger Approval is obtained.
Under the Business Combination Agreement, ScanTech has agreed to obtain the Required Merger Approval as promptly as practicable after this proxy statement/prospectus/consent solicitation is approved by the SEC and declared effective. Your prompt return of the written consent is important.
Q:
What options do I have with respect to the adoption and approval of the Business Combination Agreement and the approval of the Business Combination?

A:
With respect to the ScanTech Series B Units that you hold, you may execute a written consent to adopt and approve the Business Combination Agreement and thereby approve the Business Combination and the other transactions contemplated by the Business Combination Agreement (which is equivalent to a vote for the Business Combination Agreement and Business Combination). If you fail to execute and return your written consent, or otherwise withhold your written consent for the adoption and approval of the Business Combination Agreement and approval of the Business Combination and the other transactions contemplated by the Business Combination Agreement, it has the same effect as voting against the adoption and approval of the Business Combination Agreement, the approval of the Business Combination and the other transactions contemplated by the Business Combination Agreement. Please note that the Business Combination cannot be completed unless the Required Approval is obtained.

Q:
Can I dissent and require appraisal of my units?

A:
ScanTech members do not have appraisal rights in connection with the Business Combination.

Q:
Whom should I contact if I have any questions about the consent solicitation?

A:
If you have any questions about the Business Combination or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/prospectus/consent solicitation or a replacement written consent or letter of transmittal, you should contact ScanTech at sjones@scantechibs.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION
This summary highlights selected information from this proxy statement/prospectus/consent solicitation and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Extraordinary General Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement, attached as Annex A to this proxy statement/prospectus (with amendments thereto attached as Annexes A-1 through A-4). The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Business Combination Agreement is also described in detail in this proxy statement/prospectus/consent solicitation in the section entitled “The Business Combination Agreement.” This proxy statement/prospectus/consent solicitation also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
Parties to the Business Combination
Mars
Mars Acquisition Corp. (or Mars) is a blank check company incorporated as a Cayman Islands exempted company on April 23, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
Units, Ordinary Shares and Rights are currently listed on Nasdaq under the symbols “MARXU,” “MARX,” “MARXR,” respectively. Units, each consisting of one Ordinary Share and one Right (each Right to be automatically converted into two-tenths (2/10) of an Ordinary Share upon the consummation of a Business Combination. The Units and Rights will cease to exist upon consummation of the Business Combination. Units, Ordinary Shares and Rights will not be listed following the Closing.
Mars’ principal executive offices are located at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 and its phone number is (866) 667-6277.
ScanTech
ScanTech Identification Beam Systems, LLC (or ScanTech) is a Delaware limited liability company organized in 2011. Its mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. ScanTech has developed a proprietary CT scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
ScanTech’s initial focus is on developing its SENTINEL brand of scanners for airport checkpoints. ScanTech believes that a significant market opportunity also exists for security scanners in (i) other government facilities such as border crossings, prisons and postal facilities and (ii) the private sector at ports, entertainment facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
As of December 31, 2023, ScanTech had $333,084 in cash, a significant working capital deficit of $(124,955,524), accumulated deficit of $(151,559,883) and no revenue. ScanTech’s strategic plan includes its business combination with Mars to assist ScanTech in its efforts to raise capital and grow its business. ScanTech expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful. Most of ScanTech’s indebtedness is in default or matures in less than twelve months, and its operating losses raise substantial doubt about its ability to continue as a going concern. ScanTech currently has almost no cash resources and significantly greater current liabilities than current assets.
ScanTech’s principal executive offices are located at 1735 Enterprise Dr., Buford, GA 30518-3319 and its phone number is (470) 655-0886.
For more information about ScanTech, see this proxy statement/prospectus/consent solicitation, including, without limitation, the sections entitled “Information About ScanTech”, “Management’s Discussion

and Analysis of Financial Condition and Results of Operations of ScanTech” and the financial statements of ScanTech included herein.
Pubco
ScanTech AI Systems Inc. (or Pubco) was formed as a corporation under the laws of the State of Delaware on July 20, 2023. Pubco was formed for the purpose of effectuating the Business Combination and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, Mars and ScanTech will become wholly owned subsidiaries of Pubco and Pubco will become a publicly traded company.
Pubco has applied for listing, to be effective upon the Closing, of the shares of Pubco Common on Nasdaq under the proposed symbol “STAI.” Pubco will not have units or rights traded following the consummation of the Business Combination.
Purchaser Merger Sub
Mars Merger Sub I Corp. (or Purchaser Merger Sub) was formed on August 8, 2023 as a Cayman Islands exempted company and a wholly owned subsidiary of Pubco. Purchaser Merger Sub was formed for the purpose of effectuating the Purchaser Merger and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Purchaser Merger Sub will not be the surviving entity in the Purchaser Merger, as contemplated by the Business Combination Agreement.
Purchaser Merger Sub’s principal executive offices are located at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
Company Merger Sub
Merger Sub II LLC (or Company Merger Sub) was formed as a limited liability company under the laws of Delaware on July 20, 2023 and is currently a wholly owned subsidiary of Pubco. Company Merger Sub was formed for the purpose of effectuating the Company Merger and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Company Merger Sub will not be the surviving entity in the Company Merger, as contemplated by the Business Combination Agreement.
Company Merger Sub’s principal executive offices are located at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 and its phone number is (866) 667-6277.
Seller Representative
Dolan Falconer will act in the capacity as the representative from and after the Effective Time for the Company Holder Participants and their assignees. The Seller Representative will represent the interests of the Company Holder Participants with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any Earnout Shares. Mr. Falconer has been appointed to fill such function and the nature of the scope and the duties of the Seller Representative are limited and are largely administrative and ministerial.
Proposals to be Submitted at the Extraordinary General Meeting
Proposal 1: The Business Combination Proposal
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto Annex A (with amendments thereto attached as Annexes A-1 through A-3), and the Related Agreements. Mars Shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

Mars is asking Mars Shareholders to consider and vote upon a special resolution to approve the Business Combination Agreement, dated as of September 5, 2023, as amended.
Business Combination Agreement
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the Closing, among other things, (1) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the Closing will be cancelled in exchange for the right of the holders to receive, with respect to each Ordinary Share that is not redeemed or converted in the Closing Redemption, one share of Pubco Common Stock; (2) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity, and, in connection therewith, (a) the Company Common LLC Units issued and outstanding immediately prior to the Closing will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (b) any ScanTech Convertible Securities will be terminated; and (3) as a result of the Mergers, Mars and the Company will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Current structure and corresponding ownership percentages:
Entities and organizational structure formed for the sole purpose of entering into and consummating the Business Combination:
Intended Purchaser Merger and the Company Merger:
Structure and corresponding ownership percentages immediately upon Closing (assuming all of the remaining Public Shareholders redeem without taking into account any potential sources of dilution after Closing):

Structure and corresponding ownership percentages after Closing (assuming none of the remaining Public Shareholders without taking into account any potential sources of dilution after Closing):
Merger Consideration
The aggregate consideration to be paid to Company Holders in the Business Combination (the “Merger Consideration”) will be a number of shares of Pubco Common Stock with an aggregate value equal to $140.0 million minus the amount of Closing Net Debt that exceeds $20 million as set forth in the Business Combination Agreement, as amended. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive as Earnout Shares up to a number of shares of Pubco Common Stock equal to ten percent of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones over the Earnout Period, as set forth below and in the Business Combination Agreement.
Upon the Closing, holders of each Unit will own one Ordinary Share and one Right to receive two-tenths (2/10) of one Ordinary Share. No fractional shares will be issued upon exchange of the Rights, so holders of Rights must hold Rights in multiples of five (5) in order to receive Ordinary Shares for all of the Rights upon the Closing. Each Ordinary Share that is issued and outstanding and has not been redeemed in connection with the Business Combination will be converted into the right to receive one share of Pubco Common Stock.
Earnout
Pursuant to the Business Combination Agreement, the Company Holder Participants may receive up to a number of shares of Pubco Common Stock equal to 10% of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) as Earnout Shares upon the achievement of the following milestones over the Earnout Period:
(1)
one-third (1/3) of the Earnout Shares will be issued if Pubco or its subsidiaries receive the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period;

(2)
one-third (1/3) of the Earnout Shares will be issued if Pubco or its subsidiaries receives Qualifying Orders for an aggregate of not less than one hundred (100) Sentinel Scanners over a six (6)-month period at any time during the Earnout Period;

(3)
one-twelfth (1/12) of the Earnout Shares will be issued if the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000);

(4)
one-twelfth (1/12) of the Earnout Shares will be issued if the EBITDA of Pubco for fiscal year 2024 is a positive number;

(5)
one-twelfth (1/12) of the Earnout Shares will be issued if the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000); and

(6)
one-twelfth (1/12) of the Earnout Shares will be issued if the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000).

If any or all of Earnout Shares are not earned and issued pursuant to the above contingencies, any unearned Earnout Shares (up to the maximum number of Earnout Shares) will be earned in their entirety and issued to the Company Holder Participants if any one of the following milestones is achieved:

(1)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or

(2)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or

(3)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).

If there is a Change of Control (as defined in the Business Combination Agreement) of Pubco during the Earnout Period, the Company Holder Participants have the right to receive all Earnout Shares not previously earned and issued.
Conditions to Closing of the Business Combination
The Closing is subject to certain customary conditions, including the following mutual conditions of the parties, among other things, (1) approval by Mars Shareholders of the Business Combination Agreement, (2) approval by ScanTech’s members of the Business Combination Agreement, (3) the receipt of applicable government and other third-party approvals and consents, (4) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (5) election or appointment of members of the board in accordance with the Business Combination Agreement, (6) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) of which this proxy statement/prospectus/consent solicitation forms a part, (7) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (8) completion of the Recapitalization by ScanTech prior to the Closing, (9) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and, in the case of certain fundamental representations, in all material respects, (10) compliance by each party with pre-closing covenants in all material respects and (11) completion and delivery of certain amendments, Related Agreements, and closing deliverables. For a further description of the covenants of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination.”
Mars held a meeting on January 30, 2024 to vote on proposals to amend its memorandum and articles. The proposals were approved by Mars shareholders and pursuant to the Amended Mars Memorandum and Articles, Mars extended the time to complete a business combination from February 16, 2024 until November 16, 2024 (which was subsequently extended to February 16, 2025, through a unanimous board resolution on October 30. The Extension is the first of two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association) and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination. See the section entitled “Risk Factors — There is no minimum cash condition to consummating the Business Combination, which may leave the combined company under-capitalized.”
Representations and Warranties
The parties to the Business Combination Agreement made representations and warranties that are customary for transactions of this nature. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined herein), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. For a more detailed description of the representations and warranties of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Representations and Warranties.”

Survival of Representations, Warranties and Covenants
The representations and warranties of the respective parties to the Business Combination Agreement terminate at, and do not survive, the Closing, and there are no indemnification rights for another party’s breach thereof. The agreements and covenants in the Business Combination Agreement generally terminate at, and do not survive, the Closing, except for the agreements and covenants relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing.
Covenants of the Parties
The parties to the Business Combination Agreement have made covenants that are customary for transactions of this nature, including, among others, obligations on (i) the parties to conduct, as applicable, their respective businesses in the ordinary course and consistent with past practice through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) ScanTech to prepare and deliver to Mars certain audited financial statements of ScanTech, and (iv) Pubco, ScanTech and Mars to jointly prepare the Registration Statement, and Pubco to file the Registration Statement, and Mars to take certain other actions for Mars to obtain the requisite approval of Mars’ shareholders of certain proposals regarding the Business Combination. For a more detailed description of the covenants of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Covenants of the Parties.”
Termination
The Business Combination Agreement may be terminated by either ScanTech or Mars under certain circumstances, including, among others, (1) by written consent of both Mars and ScanTech, (2) by either ScanTech or Mars by written notice if any of closing conditions have not been satisfied or waived by January 31, 2024, (3) by either ScanTech or Mars if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (4) by either ScanTech or Mars if the other party has materially breached their respective representations or covenants under the Business Combination Agreement and has not timely cured such breach, (5) by either ScanTech or Mars if there is a Material Adverse Effect on the other party and the Material Adverse Effect has not been timely cured, (6) by either ScanTech or Mars if Mars has held a shareholders’ meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite vote of the Mars Shareholders, and (7) by either ScanTech or Mars if the Company Holders do not approve the Business Combination.
Following the termination of the Business Combination Agreement, there will be no liability on the part of any party except for certain specified provisions that survive the termination.
The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Annex A (with amendments thereto attached as Annexes A-1 through A-4) and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Mars, ScanTech, Pubco or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement (other than as expressly provided for in the Business Combination Agreement), may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Mars’ or Pubco’s public disclosures.
Related Agreements
In connection with the Business Combination Agreements, Mars, ScanTech, and other parties entered or will enter into several Related Agreements as set forth below.
Lock-Up Agreements
Concurrently with the execution of the Business Combination Agreement, certain directors, officers and security holders of ScanTech Units entered into Lock-Up Agreements with Pubco and Mars with respect to Pubco Common Stock to be held by such persons immediately following the Closing, pursuant to which, each such person agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), on the terms and subject to the conditions set forth in the Lock-Up Agreements. The Lock-Up Agreements will become effective only at the Closing. Notwithstanding the foregoing, the lock-up restrictions will be released in the event that the closing price of the Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) following the Closing equals or exceeds $12.00 per share for any 20 out of 30 consecutive trading days.
Voting and Support Agreement
Concurrently with the execution of the Business Combination Agreement, Mars, Insiders, Maxim and ScanTech entered into the Voting and Support Agreement, pursuant to which, among other things, the Insiders agreed to vote all of the Ordinary Shares held by them in favor of the Business Combination.
Insider Letter Amendment
Following the execution of the Business Combination Agreement and prior to the Closing, Mars, Pubco, the Sponsor and certain other parties will enter into the Insider Letter Amendment, which amends the Insider Letter entered into in connection with Mars’ initial public offering. Pursuant to the Insider Letter Amendment, among other things, the Insider Letter will be amended to (i) add Pubco as a party to the Insider Letter and (ii) reflect the transactions contemplated by the Business Combination Agreement, including the issuance of shares of Pubco Common Stock in exchange for the Ordinary Shares.
Prepaid Forward Purchase Agreement
On September 4, 2023, Mars entered into an FPA with ScanTech, Pubco and RiverNorth, pursuant to which RiverNorth shall purchase the lesser of 1,500,000 Ordinary Shares or an amount of Ordinary Shares that convert to less than 9.9% of the total number of shares of Pubco Common Stock from the open market, including from Public Shareholders who have previously elected to redeem their Public Shares pursuant to the redemption rights set forth in Mars Memorandum and Articles in connection with the Business Combination. Purchases by RiverNorth, if any, will be made after the redemption deadline in connection with the Business Combination at a price no greater than the Redemption Price indicated by Mars’ most recent periodic report (the “Prepaid Forward Purchase Price”). The shares to be purchased by RiverNorth (the “Purchased Shares”) will not be redeemed in connection with the Extraordinary General Meeting and will convert into shares of Pubco Common Stock upon consummation of the Business Combination at a price no higher than the price offered though the Closing Redemption (the “Prepaid Forward Purchase Price”) unless reset lower pursuant to terms of the FPA. The aggregate total number of Purchased Shares will in no event be more than 1,500,000. The number of Purchased Shares is subject to reduction as described in the FPA. RiverNorth may transfer any Purchased Shares as needed to beneficially own no more than 9.9% of the total number of Pubco Common Stock outstanding at Closing. Upon the

Closing, the Purchased Shares will be allocated on a 14 to 1 basis (“Share Ratio”) between “Prepaid Forward Purchase Shares” and “Commitment Shares.” No later than the date any assets from Mars’ Trust Account are disbursed in connection with the Business Combination, RiverNorth shall be reimbursed from the funds in the Trust Account for the amount it paid to acquire Purchased Shares, in an amount which is equal to the number of Purchased Shares multiplied by the Redemption Price. Assuming the Redemption Price is $10.97 per share based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024, and that RiverNorth purchases the full 1,500,000 Ordinary Shares as permitted under the FPA, RiverNorth will be paid approximately $16.45 million by Mars out of the funds held in the Trust Account. The parties agreed to use commercially reasonable effort to set up an escrow account to hold the Prepaid Forward Purchase Shares. RiverNorth may resell the Purchased Shares pursuant to an effective registration statement or an available exemption under the Securities Act. Upon the resale of the Prepaid Forward Purchase Shares by RiverNorth, RiverNorth will remit the Reference Price (as defined below) per share to Pubco.
The purpose of the Forward Purchase Transaction is to decrease the amount of redemptions in connection with the Extraordinary General Meeting and potentially increase the amount of working capital, if any, available to Pubco following the Closing. RiverNorth has agreed to waive any redemption rights in connection with the Business Combination with respect to the Purchased Shares. Such waiver may reduce the number of shares of Ordinary Shares redeemed in connection with the Business Combination, which could alter the perception of the potential strength of the Business Combination. RiverNorth will not vote any of the Purchased Shares in favor of the Business Combination Proposal. The details of such purchases would be disclosed by Mars in a Current Report on Form 8-K prior to the Extraordinary General Meeting, and would be made in compliance with Rule 14e-5 under the Exchange Act, relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).
Until the earlier of (1) five (5) days after the date that Pubco, Mars or ScanTech breaches the FPA if such breach is not cured and (2) the date that is eighteen (18) months after the Closing (the “Maturity Date”), RiverNorth will have the ability to sell the Prepaid Forward Purchased Shares, subject to the following conditions: On a daily basis, all sales must either (1) equal or exceed the “Reference Price”, where the Reference Price will initially equal the Redemption Price, and (2) at Pubco’s option, may be reduced (but never increased) at any time to the VWAP for the preceding 10 trading days but in no event less than $10.00 per share (the “Floor”) unless in Pubco’s sole discretion, the Floor is lowered. Prior to the Maturity Date, RiverNorth may sell Commitment Shares for its own account in proportion to the sale of Prepaid Forward Purchase Shares based on the Share Ratio. Following sales of the Prepaid Forward Purchase Shares, if any, by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco, subject to adjustments. On the Maturity Date, any Prepaid Forward Purchase Shares not sold by RiverNorth will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by RiverNorth, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of the FPA, the Maturity Date will be accelerated to the date one day after the full settlement of such sales. RiverNorth will be entitled to retain all Commitment Shares not sold prior to the Maturity Date.
On September 30, 2024, Amendment No. 1 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to November 16, 2024, which may be extended to the actual Closing Date upon the parties entering into an amendment to extend. The amendment also clarifies that the parties will make commercially reasonable efforts to establish an escrow account to hold the Ordinary Shares purchased by RiverNorth, pending either their sale or return to Pubco. Additionally, RiverNorth has waived any rights, title, interest, or claim of any additional share issuances under the Amendment No. 4 to the Business Combination Agreement. If the Purchaser owns more than 9.9% of Pubco’s outstanding shares at the time of the Business Combination closing, they must return enough shares to Pubco to reduce their ownership to 9.9%, while still retaining the Redemption Price for the returned shares. Following the date that shareholders of SPAC shall no longer be entitled to have their Ordinary Shares redeemed in connection with the Business Combination, the Purchaser is prohibited from buying Ordinary Shares in the open market, except from shareholders who have reversed their redemption election, provided that the purchase price does not exceed the Redemption Price.
On November 12, 2024, Amendment No. 2 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to December 23, 2024, to facilitate the Closing of the Business Combination.

Non-Redemption Agreements
Prior to the Initial Extension Meeting, pursuant to the certain non-redemption agreements entered into by and among Mars, the Sponsor, Pubco and certain Public Shareholders (the “Extension Non-Redeeming Shareholders”), Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue an aggregate of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders following approval of the Business Combination at the extraordinary general meeting. See “Business Combination Proposal — Background to the Business Combination” for further information.
Additional Information
For additional information, including information about certain material U.S. federal income tax consequences to U.S. holders of Public Shares and other agreements relating to the Business Combination, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal.”
Proposals 2: The Advisory Charter Proposals
Mars Shareholders are also being asked to approve, on a non-binding advisory basis, the Advisory Charter Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter is adopted, if the Charter Proposal is approved. These separate votes are not otherwise required by Cayman Islands or Delaware law, but are required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals.
The Advisory Charter Proposals relate to the Proposed Charter which: (1) includes majority voting standards in connection with the removal of directors for cause, amendment of the number of directors and term of directors’ office provisions of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (2) provides that stockholder special meetings may only be called by the Pubco Board; and (3) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination.
The Advisory Charter Proposals are conditioned on the approval of the Required Proposals. Therefore, if the Business Combination Proposal is not approved, the Advisory Charter Proposals will have no effect, even if approved by Mars Shareholders. The Advisory Charter Proposals are to be submitted for consideration and approval by Mars Shareholders by ordinary resolution.
For additional information, see the sections of this proxy statement/prospectus/consent solicitation entitled “Proposals 2: The Advisory Charter Proposals.”
Proposal 3: The Equity Incentive Plan Proposal
To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI, Inc. Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 3.”
The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is to be submitted for consideration and approval by the Mars Shareholders by ordinary resolution.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 3: Equity Incentive Plan Proposal.”
Proposal 4: The Nasdaq Proposal
Assuming the Business Combination Proposal and the Charter Proposal are approved, Mars Shareholders are also being asked to consider and vote on a proposal to approve, by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of shares of Pubco Common Stock in connection with the Business Combination.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 4: The Nasdaq Proposal.”
Proposal 5: The Adjournment Proposal
The Adjournment Proposal allows the Mars Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 5: The Adjournment Proposal.”
Date and Time and Place of Extraordinary General Meeting
The Extraordinary General Meeting will be held via live webcast at 10:00 AM, Eastern Time, on December 5, 2024, to consider and vote upon the proposals to be submitted to the Extraordinary General Meeting, including if necessary or desirable, the Adjournment Proposal. The Extraordinary General Meeting can be accessed by visiting https://www.cstproxy.com/marsacquisition/egm2024, where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Extraordinary General Meeting. If you do not have a control number, please contact Continental, the transfer agent.
Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
Registering for the Extraordinary General Meeting
As a registered shareholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the Extraordinary General Meeting starting on November 27, 2024 at 10:00 AM, Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/marsacquisition/egm2024, enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Extraordinary General Meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the Extraordinary General Meeting by dialing 1 800-450-7155, within the U.S. or Canada, or +1 857-999-9155, outside the U.S. and Canada (standard rates apply); when prompted, enter the Conference ID: 0767613#. This is listen-only, you will not be able to vote or enter questions during the Extraordinary General Meeting. If you attend the Extraordinary General Meeting in person, you will be able to communicate with other shareholders and vote at the Extraordinary General Meeting.

Voting Power; Record Date
Public Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Ordinary Shares on the Record Date for the Extraordinary General Meeting. Public Shareholders will have one vote for each Public Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that the shares you beneficially own are voted. As of the Record Date, there were a total of 4,473,432 Ordinary Shares issued and outstanding. Among these shares, the Insiders hold 2,116,000 Ordinary Shares.
Quorum and Vote of Shareholders
A quorum of Mars Shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding Ordinary Shares, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting), shall constitute a quorum. In the absence of a quorum, the Chairperson of the Extraordinary General Meeting has the power to adjourn the Extraordinary General Meeting. As of the Record Date for the Extraordinary General Meeting, 2,236,716 Ordinary Shares would be required to achieve a quorum.
The Insiders have entered into an Insider Letter, pursuant to which the Insiders agreed to vote their Ordinary Shares in favor of any proposals recommended by the Mars Board in connection with the Business Combination, and also agreed not to redeem any such shares. As of the Record Date, the Insiders own approximately 47.3% of total outstanding Ordinary Shares.
The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-third (2/3) majority of the votes of the votes cast by the shareholders, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of each of the Charter Proposal, the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the requirements of the Insider Letter, the Business Combination Agreement can be approved at the Extraordinary General Meeting without any of the Public Shares being voted in favor of the proposal.
Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and Insiders vote their shares at the Extraordinary General Meeting in accordance with the requirements of the Insider Letter, the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal can be approved at the Extraordinary General Meeting without any of the Public Shares being voted in favor of the proposals.
Redemption Rights
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request that Mars redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Rights prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the

Extraordinary General Meeting), (a) submit a written request to Continental that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through the DTC.
As noted above, holders of Units must elect to separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Mars will redeem each such Public Share for a per share price, payable in cash, equal to equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.
In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting). Immediately following the consummation of the Business Combination, Mars will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.
Holders of Mars’ Rights will not have redemption rights with respect to any Rights.
Appraisal or Dissenters’ Rights
Mars Shareholder do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Mars has engaged Advantage Proxy to assist in the solicitation of proxies.
If a shareholder grants a proxy, it may still vote its shares in person (which would include presence virtually at the Extraordinary General Meeting) if it revokes its proxy before the Extraordinary General

Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting — Revoking Your Proxy.”
Interests of Insiders in the Business Combination
When you consider the recommendation of the Mars Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that Insiders may have interests in the Business Combination that are different from, or in addition to, your interests as a Public Shareholder, including:
If the Business Combination is not approved or if the Business Combination is not completed and Mars determines to liquidate in accordance with the Mars Memorandum and Articles, the 1,725,000 Founder Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived redemption rights with respect to such shares), as will the 391,000 Private Placement Units purchased for an aggregate purchase price of $3,910,000. The Founder Shares will have a significantly higher value at the time of the Business Combination. Based on the difference in the effective purchase price of $0.014 per share that the Insiders paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination. The Founder Shares, together with the 391,000 Ordinary Shares underlying the Private Placement Units and 78,200 Ordinary Shares underlying the Private Rights, had an aggregate market value of approximately $24.24 million based on the last sale price of the Public Shares of $11.05 on Nasdaq on November 13, 2024.
In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ executive officers and directors may, but are not obligated to, loan Mars Working Capital Loans for working capital in connection with the Business Combination. On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. If Mars completes the Business Combination, Mars will repay the Notes or any additional Working Capital Loans for a total of up to $1,500,000 from the proceeds of the Trust Account released to Mars. Alternatively, at the lender’s discretion, such Notes and any additional Working Capital Loans may be convertible into Units at a price of $10.00 per Unit. The units would be identical to the Private Placement Units will be converted to Ordinary Shares and Rights, and subsequently to Pubco Common Stock upon Closing. In the event that the Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Mars’ Sponsor, officers, directors, initial shareholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2024, $6,200 of such unpaid reimbursable out-of-pocket expenses have been incurred. However, if Mars fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mars will most likely not be able to repay these expenses if the Business Combination is not completed.
Pursuant to the Voting and Support Agreement, the Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon Mars’ liquidation if Mars is unable to consummate the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.
The anticipated election of Karl Brenza and James Jenkins as directors of Pubco after the consummation of the Business Combination. Karl Brenza is currently the Chief Executive Officer and Chief Financial

Officer of Mars and James Jenkins is an Independent Director of Mars. Karl Brenza is expected to be appointed as Chairman on the Pubco Board and will also serve as a consultant to Pubco, receiving compensation that consists of an annual consulting fee of $250,000, bonuses, and equity awards under the Equity Incentive Plan. James Jenkins is expected to be appointed as an independent director of the Pubco Board and may receive cash fees, stock options, or equity awards under the Equity Incentive Plan that the Pubco Board determines to pay for his services to Pubco, in amounts that will be determined after the Business Combination.
The continued indemnification of Mars’ executive officers and directors and the continuation of Mars’ directors’ and officers’ liability insurance after the Business Combination.
As a result of multiple business affiliations, Mars’ officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Amended Mars Memorandum and Articles provides that to the fullest extent permitted by applicable law, Mars’ officers and directors have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Mars. Mars does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination candidate. Mars’ management is not aware of any such corporate opportunities not being offered to Mars and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.
See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.
Recommendation of the Board
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals.
Sources and Uses of Funds for the Business Combination before the Closing
As of June 30, 2024, there is approximately $22,836,871 in cash held in the Trust Account. After completion of the Business Combination, if consummated, the funds held in the Trust Account will be used to pay holders of the Public Shares who properly exercise their redemption rights and, after paying the Closing Redemptions, a portion is expected to be used to pay transaction expenses incurred in connection with the Business Combination (estimated, as of June 30, 2024, for purposes of the inclusion of such estimate in the information contained in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information,” to be $5 million in total, which estimate is subject to adjustment and may be different than the actual aggregate transaction expenses incurred and unpaid by Mars and ScanTech as of and through the Closing) as set forth in the Business Combination Agreement.
Except for the estimated transaction expenses, there are no other deferred expenses or loans. Any parties who have provided financing to ScanTech and Mars have waived any and all rights, titles, interests, or claims of any kind to any distribution of or from the Trust Account in which the proceeds of the Mars IPO were deposited, and agreed not to seek recourse, reimbursement, payment, or satisfaction for any claim against the Trust Account for any reason whatsoever.
On April 2, 2024 and on May 29, 2024, Mars entered into definitive subscription agreements with Polar, the Sponsor, and ScanTech for in aggregate of $1,250,000 in funding for working capital expenses in connection with the Business Combination.
On March 31, 2024 and on April 30, 2024, Mars entered into Notes with affiliates of the Sponsor for loans in the aggregate of $345,000 for working capital purposes.
Mars and ScanTech estimate that the remaining funds from the Polar Agreements and the Notes are sufficient to cover unpaid transaction expenses previously incurred or expected to be incurred before the Closing. However, Mars and ScanTech may seek additional sources of funds if it becomes necessary to raise such funds for transaction expenses payable before the Closing.

Sources and Uses of Funds after the Closing of the Business Combination
We estimate total sources of funds to consist of the remaining proceeds in the Trust Account and the FPA.
Pubco may receive up to $18.83 million (which is derived from $22.84 million in the Trust Account as of June 30, 2024 minus estimated $5 million in transaction expenses) from the funds held in the Trust Account if none of the Public Shareholders redeem at the Closing Redemption.
On April 2, 2024, Mars and ScanTech, among other parties, have entered into Amendment No. 2 to the Business Combination Agreement, which sets forth that every issued and outstanding ordinary share that is not redeemed (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) shall receive one (1) extra share of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement. Mars and ScanTech expect such share issuance to incentivize Public Shareholders not to redeem at the Closing Redemption.
On September 30, 2024, Mars and ScanTech, among other parties, have entered into Amendment No . 4 to the Business Combination Agreement, which sets forth that every issued and outstanding Ordinary Share that is not redeemed and sold (including the Ordinary Shares held by the Insiders and Maxim, who have waived their redemption rights) between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement. Mars and ScanTech expect such share issuance to incentivize Public Shareholders not to redeem at the Closing Redemption.
Pursuant to the Amendment No. 4 to the Business Combination Agreement, Insiders shall receive a total of 6,550,400 shares of Pubco Common Stock, which includes: (i) 2,116,000 Ordinary Shares; (ii) 78,200 Ordinary Shares underlying the Rights; (iii) 41,400 shares of Pubco Common Stock issued in connection with the Notes; and (iv) 4,314,800 additional shares of Pubco Common Stock, which includes 2 shares of Pubco Common Stock for every (a) 2,116,000 Ordinary Shares and (b) 41,400 shares of Pubco Common Stock issued in connection with the Notes.
Maxim shall receive a total of 828,000 shares of Pubco Common Stock, which includes: (i) 276,000 Ordinary Shares and (ii) 552,000 additional shares of Pubco Common Stock pursuant to the Amendment No. 4 to the Business Combination Agreement. The additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments.
Assuming there is no redemption, the Public Shareholders shall receive a total of 7,986,972 shares of Pubco Common Stock, which includes: (i) 2,081,432 Ordinary Shares, (ii) 1,380,000 Ordinary Shares underlying the Rights, (iii) 362,676 shares of Pubco Common Stock to be issued to Public Shareholders in connection with the Initial Extension Meeting, and (iv) 4,162,864 additional shares of Pubco Common Stock pursuant to the Amendment No. 4 to the Business Combination Agreement.
Notwithstanding the incentive to Public Shareholders under Amendment No. 4 to the Business Combination Agreement, certain Public Shareholders may still elect to redeem their Public Shares at the Closing Redemption. If a significant number of Public Shareholders elect to redeem their Public Shares at the Closing Redemption, or if all of the Public Shareholders redeem the full 2,081,432 Public Shares for substantially all the funds held in the Trust Account, the Business Combination may still proceed under such a maximum redemption scenario, but Pubco will receive less than $18.83 million from the Trust Account upon Closing.
There can be no assurance that Pubco will realize any proceed from the Trust Account or if any proceed from the Trust Account after the Closing Redemptions will be meaningful, in which case Pubco will be dependent on funds generated through business operations or other sources of funds as described above to support the intended uses.
In addition, RiverNorth shall purchase the lesser of 1,500,000 Ordinary Shares or an amount of Ordinary Shares that convert to less than 9.9% of the total number of shares of Pubco Common Stock from the open market, including from Public Shareholders who have previously elected to redeem their Public Shares. Pursuant to the FPA, assuming the Redemption Price is $10.97 per share based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024, and that RiverNorth purchases the full 1,500,000 Ordinary Shares as permitted under the FPA, RiverNorth will be paid approximately $16.45 million by Mars out of the funds held in the Trust Account. RiverNorth may resell the Purchased Shares pursuant to an effective registration statement or an available exemption under the Securities Act. Upon the resale of the Prepaid Forward Purchase Shares by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco.
Assuming none of the Public Shareholders redeem at the Closing Redemption, Pubco may receive $18.83 million from the funds held in the Trust Account. Assuming the Public Shareholders redeem substantially all the funds held in the Trust Account and that RiverNorth remits the proceeds from the resale of the Purchased Shares to Pubco for up to $16.45 million, the remaining funds from the Trust Account and/or any funds from the FPA after the Closing are expected to be used by Pubco as follows:
•
approximately 50% of the proceeds (approximately $8.0 million) are expected to be used to finance operating expenses and growth activities;

•
approximately 30% of the Proceeds (approximately $5.0 million) are expected to be used for research and development; and

•
approximately 20% of the Proceeds (approximately $3.0 million) are expected to be used to reduce overall liabilities and cash reserves.

As of the date of this proxy statement/prospectus, the foregoing expected uses of funds held in the Trust Account represent ScanTech’s current intentions based upon its current plans and business conditions, which could change in the future as Pubco’s plans and business conditions evolve. ScanTech cannot predict with certainty all of the particular uses of the proceeds received from funds held in the Trust Account, or the amounts that Pubco will actually raise from the sources discussed above. The amounts and timing of the Pubco’s actual expenditures may vary significantly depending on numerous factors, including the amount of proceeds realized from the Business Combination, if any, cash flows from operations and the anticipated growth of Pubco’s business, and amounts from different sources of financing before and after the Closing. The Pubco’s management will retain broad discretion over the allocation of the proceeds from the Business Combination.
Share Ownership at Different Redemption Levels
The table below illustrates varying beneficial ownership levels in Pubco after Closing at various redemption levels.
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	7.0%	1,900,358	9.5%	2,420,716	12.0%	2,941,074	14.6%	3,461,432	17.2%
Insiders	2,235,600	11.4%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%	2,235,600	11.1%
Maxim	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%	276,000	1.4%
RiverNorth FPA	1,500,000	7.7%	1,500,000	7.5%	1,040,716	5.2%	520,358	2.6%	—	0.0%
ScanTech	14,184,397	72.5%	14,184,397	70.6%	14,184,397	70.4%	14,184,397	70.4%	14,184,397	70.4%
Total	19,575,997	100%	20,096,355	100%	20,157,429	100%	20,157,429	100%	20,157,429	100%
The table above does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; (ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement;

(iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan. The issuance of shares under the Equity Incentive Plan will not occur unless the Equity Incentive Plan Proposal is approved. The issuance of the Earnout Shares will not occur unless Pubco meets the Earnout Milestones before the Earnout Period. The table above also assumes that under the maximum redemption scenario, all of the remaining Public Shareholders redeem, and RiverNorth purchases 1,500,000 Ordinary Shares, which is the maximum number of shares they are allowed to purchase under the FPA. In the no-redemption scenario, where none of the public shareholders redeem their shares, RiverNorth will not purchase shares under the FPA.
The shares owned by Public Shareholders under the maximum redemption scenario only include the 1,380,000 Ordinary Shares underlying the Public Rights, which will be converted into Pubco Common Stock at Closing. The shares owned by Public Shareholders under the no redemption scenario include (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 2,081,432 remaining Ordinary Shares that have not been redeemed at the Initial Extension Meeting.
Insiders have waived their redemption rights, and Maxim has also waived its redemption rights pursuant to the Underwriting Agreement. In addition, pursuant to the FPA, the Ordinary Shares to be purchased by RiverNorth will not be redeemed in connection with the Extraordinary General Meeting and will convert into Pubco Common Stock upon Closing. Therefore, only redemptions by Public Shareholders are reflected in this presentation. No consideration was provided in exchange for the Insiders’ or Maxim’s waiver of redemption rights.
Mars will only proceed with the Business Combination if the requisite amount of the shares voted at the extraordinary general meeting are voted in favor of the Business Combination.
Conditions to the Closing of the Business Combination
For a discussion of the conditions to the closing of the Business Combination, please see “Proposal 1: The Business Combination Proposal.”
Liquidity Update
As of September 30, 2023, there is approximately $72,587,820 in cash held in the Trust Account. In connection with the Initial Extension Meeting on January 30, 2024, holders of 4,818,568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86. After the Initial Extension Redemption on January 30, 2024, there is approximately $22,296,189 in cash held in the Trust Account. As of June 30, 2024, there is approximately $22,836,871 in cash held in the Trust Account.
As of December 31, 2023, we have $131,140 held outside the trust account for expenses associated with the Business Combination. The funds held outside the Trust Account have been used primarily used for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting the Business Combination, as well as legal and accounting fees related to regulatory reporting requirements. For the year ended September 30, 2023, we incurred expenses in the amount of $521,582. For the three month period ended December 31, 2023, we incurred expenses in the amount of $89,383. For the three months period ended March 31, 2024, we incurred expenses in the amount of $126,287. For the three-month period ended June 30, 2024, we incurred expenses in the amount of $322,770.
On March 31, 2024, Mars received $200,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If we complete the Business Combination, such loaned amounts will either be repaid or converted into up to 24,000 shares of Pubco Common Stock. As of March 31, 2024, we have $291,544.15 held outside the trust account for expenses associated with the Business Combination. As of June 30, 2024, we have $206,762 held outside the trust account for expenses associated with the Business Combination.

Subsequently on April 30, 2024, Mars received $145,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If we complete the Business Combination, such loaned amounts will either be repaid or converted into up to 17,400 shares of Pubco Common Stock.
On April 2, 2024 and on May 29, 2024, Mars entered into definitive subscription agreements with Polar, the Sponsor, and ScanTech for in aggregate of $1,250,000 in funding for working capital expenses in connection with the Business Combination.
United States Federal Income Tax Consequences
For a description of the United States federal income tax considerations of an exercise of redemption rights and the Business Combination, please see “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash” and “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to Mars Shareholders.”
Anticipated Accounting Treatment
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Mars is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Pubco will represent a continuation of the financial statements of ScanTech with the Business Combination treated as the equivalent of ScanTech issuing shares for the net assets of Mars, accompanied by a recapitalization. The net assets of Mars will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of ScanTech in future reports of Pubco.
ScanTech has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•
Company Holder Participants will have a relative majority of the voting power of Pubco;

•
Pubco Board will have seven members, and Company Holder Participants will have the ability to nominate the majority of the members of Pubco Board;

•
ScanTech’s senior management will comprise the senior management of Pubco and be responsible for the day-to-day operations; and

•
The intended strategy and operations of Pubco will continue ScanTech’s current strategy and operations.

Regulatory Matters
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for filings required with the SEC pursuant to the reporting requirements applicable to Mars, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus/consent solicitation to Mars Shareholders.
Risk Factors Summary
You should consider all the information contained in this proxy statement/prospectus/consent solicitation in deciding how to vote for the proposals presented in this proxy statement/prospectus/consent solicitation. In particular, you should consider the risk factors described under “Risk Factors.” Such risks include, but are not limited to, the following risks with respect to the Company subsequent to the Business Combination:
Risks Related to the Business Combination
•
During the pendency of the Business Combination, Mars and ScanTech may not be able to enter into a business combination with another party because of restrictions in the Business Combination

Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
•
If the conditions to the closing of Business Combination are not met, the Business Combination may not occur.

•
You may be unable to ascertain the merits or risks of ScanTech’s operations.

•
There is no assurance that Mars’ diligence will reveal all material risks that may be present with regard to ScanTech. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•
Insiders have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.

•
There is no minimum cash condition to consummating the Business Combination, which may leave the combined company under-capitalized.

Risks Related to Public Shareholders and Redemption
•
There is no guarantee that Public Shareholders’ decision to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholders in a better future economic position.

•
Public Shareholders who do not redeem their Public Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management of Pubco.

Risks Related to Mars
•
Mars may not be able to consummate the Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

•
Nasdaq may delist Mars’ securities from trading on its exchange prior to the Business Combination, which could limit investors’ ability to make transactions in Mars’ securities and subject it to additional trading restrictions.

•
The SEC has issued final rules relating to certain activities of SPACs. Certain of the procedures that ScanTech, a potential business combination target, or others may determine to undertake in connection with such rules may increase Mars’ costs and the time needed to complete its initial business combination and may constrain the circumstances under which ScanTech could complete an initial business combination. The need for compliance with the final rules may cause Mars to liquidate the funds in the Trust Account or liquidate at an earlier time than it might otherwise choose.

•
Some of the Mars’ officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China; and they do not have significant ties to China and Hong Kong except that some of the Mars’ officers and directors lived in China and Hong Kong in the past. However, some of Mars’s directors and officers of Mars, and the affiliates of the Sponsor, reside outside of the United States. As a result, there are limitations on the service of process and enforcement of judgment against such directors in Canada, Malta, and the United Kingdom.

Risks Related to ScanTech
•
ScanTech has a history of losses. ScanTech has not been profitable historically and may not achieve or maintain profitability in the future.

•
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

•
Our operating losses have raised substantial doubt regarding our ability to continue as a going concern, as stated in the auditors’ opinion, which includes an explanatory paragraph as of and for the years ended December 31, 2023 and 2022.

•
We may fail to obtain key certifications from the TSA and ECAC or to obtain certification during an opportune time in the acquisition cycles for new scanners.

•
We may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.

•
Our use of “open source” software could subject our proprietary software to general release, negatively affect our ability to offer our products and subject us to possible litigation.

•
Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

•
Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

•
Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our revenues and profitability.

•
We have a substantial accrued payroll tax liability of approximately $6.0 million as of June 30, 2024. There is no guarantee we can resolve this liability to the satisfaction of the IRS.

Risks Related to Pubco
•
Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and price of Pubco Common Stock, which could cause you to lose some or all of your investment.

•
Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Risks Related to Pubco Common Stock
•
There will be a substantial number of Pubco Common Stock available for sale in the future that may adversely affect the market price of Pubco Common Stock.

•
The price of Pubco Common Stock may be volatile and may decline, resulting in a loss of some or all of your investment.

•
The issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise by Pubco could dilute the ownership and voting power of post-combination company stockholders.

•
Following the Business Combination, ScanTech’s business and stock price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about ScanTech, its business, or its market, or if they change their recommendations regarding Pubco Common Stock in an adverse manner, the price and trading volume of shares of Pubco Common Stock could decline.

SUMMARY OF UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Mars will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Pubco issuing shares for the net assets of Mars, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of ScanTech. There will be no accounting effect nor change in the carrying amount of the assets and liabilities as a result of the Business Combination.
The summary unaudited pro forma condensed combined balance sheet as of June 30, 2024, gives effect to the Business Combination as if it had occurred on June 30, 2024. The summary unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2024 gives effect to the Business Combination as if it had occurred on October 1, 2022. The summary unaudited pro forma condensed combined statements of operations for the year ended September 30, 2023 gives effect to the Business Combination as if it had occurred on October 1, 2022.
The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/ prospectus/consent solicitation and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Mars and ScanTech for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what ScanTech’ financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of ScanTech following the reverse recapitalization.
On January 30, 2024, Mars held an extraordinary general meeting of shareholders (the “Initial Extension Meeting”), at which Public Shareholders approved, by special resolution, a proposal to amend and restate Mars amended and restated memorandum and articles of association to extend the date by which Mars must (1) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (3) redeem all of the Ordinary Shares included as part of the units sold in Mars initial public offering, from February 16, 2024 to November 16, 2024 (the “Initial Extension”). In connection with the Initial Extension Meeting, Public Shareholders elected to redeem 4,818,568 Ordinary Shares (the “Initial Extension Redemption”), representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting. After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares remained issued and outstanding. Each redemption scenario reflects the Initial Extension Redemption. On October 30, through a unanimous board resolution, Mars Board extended the date by which the Company must complete its initial business combination from November 16, 2024, to February 16, 2025 (the “Extension”).The Extension is the first of the two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Pubco Common Stock:
Assuming Minimum Redemptions:   This scenario assumes that no additional Public Shareholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account.

Assuming Maximum Redemptions:   This scenario assumes that 2,081,432 shares of Public Shares are redeemed in connection with the Business Combination, which represents the maximum number of share redemptions given the Company’s available cash balance as stated in the pro forma balance sheet.
	Pro Forma Combined
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended June 30, 2024
Net loss	$(21,830,899)	$(20,074,915)
Basic loss per share	$(0.64)	$(0.70)
Diluted loss per share	$(0.64)	$(0.70)
Basic weighted average shares outstanding	35,667,686	30,211,745
Diluted weighted average shares outstanding	35,667,686	30,211,745
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended September 30, 2023
Net loss	$(102,173,207)	$(99,831,895)
Basic loss per share	$(2.86)	$(3.30)
Diluted loss per share	$(2.86)	$(3.30)
Basic weighted average shares outstanding	35,667,686	30,211,745
Diluted weighted average shares outstanding	35,667,686	30,211,745
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2024
Total assets	$18,922,897	$1,060,063
Total liabilities	$33,129,368	$37,603,405
Total stockholders’ deficit	$(14,206,471)	$(36,543,342)

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this proxy statement/prospectus/consent solicitation, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus/consent solicitation.
The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, Pubco’s business, financial condition or results of operations. If any of the events described below occur, Pubco’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Pubco’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Mars and ScanTech. Certain of the following risk factors apply to the business and operations of ScanTech and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco following the Business Combination. The risks discussed below are not exhaustive and are based on certain assumptions made by Mars, and ScanTech, which later may prove to be incorrect or incomplete. Pubco, Mars, and ScanTech may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections of this proxy statement/prospectus/consent solicitation entitled “Cautionary Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ScanTech” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mars” and the financial statements of ScanTech and Mars and the notes thereto included herein, as applicable.
Risks Related to the Business Combination
During the pendency of the Business Combination, Mars and ScanTech may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
Covenants in the Business Combination Agreement impede the ability of Mars and ScanTech to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s security holders.
If the conditions to the closing of Business Combination are not met, the Business Combination may not occur.
Even if the Business Combination is approved by the Mars Shareholders and the members of ScanTech, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to shareholder consent, include, among other requirements, (1) the receipt of applicable government and other third-party approvals and consents, (2) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (3) election or appointment of members of the Pubco Board in accordance with the Business Combination Agreement, (4) the effectiveness of the Registration Statement of which this proxy statement/prospectus/consent solicitation forms a part, (5) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (6) completion of the Recapitalization by ScanTech prior to the Closing, (7) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and, in the case of certain fundamental representations, in all material respects, (8) compliance by each party with pre-closing covenants in all material respects, and (9) completion and delivery of certain amendments, Related Agreements, and closing deliverables. See “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination” below for a more complete summary. Mars and ScanTech cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause Mars and ScanTech each to lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Mars may not be able to find another potential candidate for its initial business combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), and Mars will be required to liquidate.
You may be unable to ascertain the merits or risks of ScanTech’s operations.
If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although Mars’ management has endeavored to evaluate the risks inherent in the proposed Business Combination with ScanTech, Mars cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Mars’ control. Mars also cannot assure you that an investment in Mars’ securities will not ultimately prove to be less favorable to investors in Mars than a direct investment, if an opportunity were available, in ScanTech. In addition, if Mars Shareholders do not believe that the prospects for the Business Combination are promising, a greater number of shareholders may exercise their redemption rights, which may make it difficult for Mars to consummate the Business Combination.
There is no assurance that Mars’ diligence will reveal all material risks that may be present with regard to ScanTech. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
Mars cannot assure you that the due diligence Mars has conducted on ScanTech will reveal all material issues that may be present with regard to ScanTech, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Mars’ control will not later arise. ScanTech is aware that Mars must complete a business combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination). Consequently, ScanTech may have obtained leverage over Mars, knowing that if Mars does not complete the Business Combination, Mars may be unlikely to be able to complete another business combination with any other target business prior to such deadline. ScanTech is a privately held company that expects to offer products and services that have not yet been fully developed or been commercialized and Mars therefore has made its decision to pursue a business combination with ScanTech on the basis of limited information, much of which is dependent on the diligence materials ScanTech provides which may not be comprehensive or accurate, which may result in a business combination that is not as profitable as expected, if at all. Due to its business development stage, certain information is not available that would have provided Pubco with more clarity to evaluate ScanTech, such as detailed timeline and expected completion date for testing and certifications, as well as specific potential customers from infrastructure and other industries that may require scanning technology. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Mars’ due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Mars’ preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Pubco’s liquidity, the fact that Mars reports charges of this nature could contribute to negative market perceptions about Pubco or Pubco’ securities. In addition, charges of this nature may cause Mars to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by ScanTech or by virtue of it obtaining debt financing following the Closing. Accordingly, any Mars Shareholders who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Mars’ officers or directors of a duty of care or other fiduciary duty owed by them to Mars, or if they are able to successfully bring a private claim under securities laws that the registration statement of which this proxy statement/prospectus/consent solicitation forms a part contained an actionable material misstatement or material omission.
The fairness opinion obtained in connection with the Business Combination does not and will not reflect changes in circumstances between the date of such opinion and the closing of the Business Combination.
In connection with the Business Combination, the Special Committee obtained a fairness opinion, dated August 28, 2023, to the effect that, as of that date and based on and subject to certain assumptions, factors and qualifications set forth therein, the consideration for the Business Combination pursuant to the BCA was fair, from a financial point of view, to Mars. The fairness opinion was based on assumptions, qualifications, limitations and other variables known at the time of its preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of ScanTech or Mars. The fairness opinion was partially based on financial projections prepared by ScanTech and provided to Mars financial advisor in August 2023 to be used, at the direction of the Special Committee, in connection with the delivery of the fairness opinion. ScanTech’s 2023 actual results differ materially from the 2023 forecasts provided to Network 1and ScanTech’s actual results for 2024 through 2032 may also differ materially from the 2024 through 2032 forecasts provided to Network 1. See “Business Combination Proposal  —  Certain Projected Financial Information” for further information. Mars will not obtain an additional updated fairness opinion prior to consummation of the Business Combination. Changes in the proposed operations and prospects of ScanTech, general market and economic conditions and other factors that may be beyond the control of Mars or ScanTech, and on which the fairness opinion was based, may alter the value of Mars or ScanTech or the price of Mars securities by the time the Business Combination is completed. The fairness opinion does not speak to any date other than August 28, 2023, the date of such opinion, and as such, the opinion does not and will not address the fairness of the consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Business Combination Proposal — Description of Fairness Opinion of Network 1,” and a copy of the fairness opinion is attached hereto as Annex F.
The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Statements” may not be representative of Pubco’s results if the Business Combination is consummated and, accordingly, you will have limited financial information on which to evaluate the financial performance of Pubco and your investment decision.
Mars and ScanTech currently operate as separate companies. Mars has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Pubco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Statements” has been derived from Mars’ and ScanTech’s historical financial statements and certain adjustments and assumptions have been made regarding Pubco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Pubco’s financial position and future results of operations.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Pubco’s financial condition or results of operations following the Closing. Any potential decline in Pubco’s financial condition or results of operations may cause significant variations in the stock price of Pubco.

Certain of Mars’ executive officers and directors will negotiate employment or consulting arrangements with Pubco in connection with the Business Combination. These arrangements may provide for them to receive compensation following the Business Combination and, as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.
Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Mars believes the ability of such individuals to remain with Pubco after the completion of the Business Combination will not be the determining factor in Mars’ decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Mars’ directors or officers will remain with Pubco after the consummation of the Business Combination. Mars cannot assure you that any of its directors or officers will remain in senior management or advisory positions with Pubco.
The Insiders have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.
On January 30, 2024, 4,818,568 Public Shares redeemed their shares in connection with the Initial Extension Meeting, as a result, there are currently 4,473,432 Ordinary Shares issued and outstanding.
A quorum of Mars Shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding Ordinary Shares, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting), shall constitute a quorum. A quorum will be present at the Extraordinary General Meeting with 2,236,716 Ordinary Shares present. Assuming all Insiders are present at the Extraordinary General Meeting, holders of an additional 120,716 Public Shares need to be present to reach a quorum.
Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of any of the proposals presented hereunder for such proposals to be approved.
Mars may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.
Mars may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. Mars Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if Mars Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, Mars has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Mars’ obligations to close the Business Combination that there be no restraining order, injunction or other order restricting ScanTech’s conduct of its business, however, if Mars Board determines that any such order or injunction is not material to the business of ScanTech, then Mars Board may elect to waive that condition without shareholder approval and close the Business Combination.
There is no minimum cash condition to consummating the Business Combination, which may leave the combined company under-capitalized.
On January 30, 2024, Mars experienced significant redemptions in connection with the amendments to Mars Memorandum and Articles described herein, which reduced the amount of cash available in the Trust Account to $22,296,189.61. As of June 30, 2024, there is approximately $22,836, 871 in cash held in the Trust Account. There were 4,473,432 Ordinary Shares issued and outstanding; among these shares, Insiders and Maxim have waived their redemption rights with respect to the 2,392,000 Ordinary Shares held by them, and Public Shareholders may elect to exercise redemption rights with respect to the 2,081,432 Public Shares held by them in connection with the Business Combination, which would further reduce the amount of cash available to Pubco after the Closing of the Business Combination.
On April 2, 2024, Mars and ScanTech, among other parties, have entered into Amendment No. 2 to the Business Combination Agreement, which sets forth that every issued and outstanding ordinary share that is not redeemed (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) to receive (ii) one (1) extra share of Pubco Common Stock upon Closing. On September 30, 2024, Mars and ScanTech, among other parties, have entered into Amendment No. 4 to the Business Combination Agreement, which sets forth that every issued and outstanding ordinary share that is not redeemed and sold (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement.
Notwithstanding such incentive to the Public Shareholders not to redeem, certain Public Shareholders may still elect to redeem their Public Shares at the Closing Redemption. If a significant number of Public Shareholders elect to redeem their Public Shares at the Closing Redemption, or if all of the Public Shareholders redeem the full 2,081,432 Public Shares for substantially all the funds held in the Trust Account, the Business Combination may still proceed under such a maximum redemption scenario because (a) the Business Combination Agreement contains no minimum cash condition, and (b) Mars amended the Mars Memorandum and Articles to remove (i) the limitation that it shall not consummate a business combination if it would cause its net tangible assets to be less than $5,000,001 and (ii) the limitation that Mars shall not redeem public shares that would cause Mars’ net tangible assets to be less than $5,000,001. In the event that a significant number of Public Shareholders elect to redeem their Public Shares at the Closing Redemption, Pubco may receive limited capital from the funds held in the Trust Account and may need to seek alternative financing after Closing to raise enough capital to meet its projections.
The projections prepared by ScanTech assumed a closing of a business combination by the end of 2023, and the ability of ScanTech to raise capital and potentially broaden its opportunities for future access to capital from resources as a publicly traded company thereafter.
Network 1 derived a comparable company enterprise valuation range of $310 million to $477 million based on EBITDA and Revenue multiples for the comparable companies. See “Proposal 1: The Business Combination Proposal — Description of Fairness Opinion of Network 1” for more details. The projections and the Fairness Opinion support a valuation of ScanTech at $140 million. It would not be necessary to conduct new projections or obtain a new Fairness Opinion given that any delay in achieving the current projections is not expected to exceed 12-18 months. Furthermore, based on the valuation derived from the Fairness Opinion, a delay of up to 24 months would still likely result in a valuation above $140 million, which is the amount of the Merger Consideration.
The Fairness Opinion was conditioned on the consummation of the Business Combination and the assumption that ScanTech would become a publicly traded company, as reflected by the comparable companies used in the valuation analysis. ScanTech’s projections were based on the Closing of the Business Combination and the ability to raise capital and potentially broaden its opportunities for future access to capital from resources as a publicly traded company after the Closing.
ScanTech has affirmed to Mars management that its projections reflect ScanTech’s management’s view of its future performance, although prior projections are no longer reliable in view of the delay in receiving the required certifications and that ScanTech and Mars are of the view that the projection targets would be valid if the timetable for the achievement of those targets were to be revised from the December 31, 2024 to December 31, 2028 periods to June 30, 2026 to June 30, 2030 period.
As such, while the projections in the TSA aviation sector have been delayed, Mars believes that ultimately, these projections will be realized and ScanTech will become a successful public company.
Mars and ScanTech estimate that total sources of funds available after Closing could be $15 million, consisting of funds from a mix of resources, including but not limited to the remaining proceeds in the

Trust Account, the FPA, potential financing with Roth Capital, and a subsequent registered offering that could be completed after the Closing of the Business Combination.
Pubco may receive up to $18.83 million (which is derived from $22.84 million in the Trust Account as of June 30, 2024 minus estimated $5 million in transaction expenses) from the funds held in the Trust Account if none of the Public Shareholders redeem at the Closing Redemption. Notwithstanding the incentive to Public Shareholders under Amendment No. 4 to the Business Combination Agreement, certain Public Shareholders may still elect to redeem their Public Shares at the Closing Redemption. If a significant number of Public Shareholders elect to redeem their Public Shares at the Closing Redemption, or if all of the Public Shareholders redeem the full 2,081,432 Public Shares for substantially all the funds held in the Trust Account, the Business Combination may still proceed under such a maximum redemption scenario, but Pubco will receive less than $18.83 million from the Trust Account upon Closing.
There can be no assurance that Pubco will realize any proceed from the Trust Account or if any proceed from the Trust Account after the Closing Redemptions will be meaningful, in which case Pubco will be dependent on funds generated through business operations or other sources of funds as described above to support the intended uses.
RiverNorth shall purchase the lesser of 1,500,000 Ordinary Shares or an amount of Ordinary Shares that convert to less than 9.9% of the total number of shares of Pubco Common Stock from the open market, including from Public Shareholders who have previously elected to redeem their Public Shares. Pursuant to the FPA, assuming the Redemption Price is $10.97 per share based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024, and that RiverNorth purchases the full 1,500,000 Ordinary Shares as permitted under the FPA, RiverNorth will be paid approximately $16.45 million by Mars out of the funds held in the Trust Account. RiverNorth may resell the Purchased Shares pursuant to an effective registration statement or an available exemption under the Securities Act. Upon the resale of the Prepaid Forward Purchase Shares by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco.
Mars Memorandum and Articles was amended on January 30, 2024 to remove the requirement that redemptions could not be made if it would result in Mars having less than $5,000,001 in net tangible assets. This could make it harder for Pubco to meet the initial listing requirements of Nasdaq, in which case Pubco could be required to comply with the penny stock rules. This could affect Pubco’s cash position following the Business Combination.
On January 30, 2024, the Mars Memorandum and Articles was amended to remove the restriction providing that Mars will not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. The purpose of this provision was to ensure that, in connection with its initial business combination, Mars would continue, as it had since the IPO, not to be subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act (the “NTA Rule”), because Mars complied with an exception to the “penny stock” rules for companies that have net tangible assets of at least $5,000,001. Although this restriction was amended out of the Amended Mars Memorandum and Articles, we believe that Mars will be able to rely on another exclusion to the “penny stock” rules, which relates to it being listed on Nasdaq Capital Market and we believe that, after the Business Combination, Pubco will be listed on Nasdaq Global Market and will be able to rely on the same exception.
The removal of the net tangible asset requirement could make it harder for Pubco to meet the initial listing requirements of Nasdaq. If shares of Pubco Common Stock are not approved for listing on Nasdaq Global Market or are delisted from Nasdaq, or if shares of Ordinary Shares of Mars are delisted from Nasdaq Capital Market, such securities would likely then trade only in the over-the-counter market and the market liquidity of shares could be adversely affected and their market price could decrease. If such securities were to trade on the over-the-counter market, selling such securities could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and Pubco or Mars, as applicable, could face significant material adverse consequences, including: a limited availability of market quotations for its securities; reduced liquidity with respect to its securities; a determination that such securities are a “penny stock,” which will require brokers trading in such securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for such securities; a reduced amount of news and analyst coverage for Pubco or Mars, as applicable; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for such securities and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for Pubco.
If the cash held outside the Trust Account is insufficient to allow Mars to operate through February 16, 2025 (or by the end of any Extension Period if we further extend the period of time to consummate an initial business combination), and Mars is unable to obtain additional capital, it may be unable to complete its initial business combination (including the Business Combination), in which case Mars’ public shareholders may only receive $10.97 per share.
As of June 30, 2024, we have $206,762 held outside the Trust Account, which is available for use by Mars to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. For the three month period ended December 31, 2023, we incurred expenses in the amount of $89,383. For the three months period ended March 31, 2024, we incurred expenses in the amount of $126,287. For the three-month period ended June 30, 2024, we incurred expenses in the amount of $322,770. The funds available to Mars outside of the Trust Account may not be sufficient to allow Mars to operate until February 16, 2025 (or by the end of any Extension Period if we further extend the period of time to consummate an initial business combination), assuming that its initial business combination is not completed during that time.
If Mars is required to seek additional capital, Mars would need to borrow funds from Sponsor, members of Mars’ management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to Mars upon completion of its initial business combination. If Mars is unable to obtain additional financing, Mars may be unable to complete its initial business combination. If Mars is unable to complete its initial business combination because Mars does not have sufficient funds available to it, Mars will be forced to cease operations and liquidate the Trust Account. Consequently, Public Shareholders may only receive approximately $10.97 per share (based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024) on its redemption of the Public Shares.
The Sponsor and Mars’ officers and directors have potential conflicts of interest in recommending that Mars Shareholders vote to approve the Business Combination Proposal and other proposals described in this proxy statement/prospectus/consent solicitation.
When considering recommendation of Mars Board that Public Shareholders vote to approve the Business Combination and the other proposals described in this proxy statement/prospectus/consent solicitation, Public Shareholders should be aware that the Sponsor and certain of Mars’ officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Public Shareholders generally. These interests include:
•
If the Business Combination is not approved or if the Business Combination is not completed and Mars determines to liquidate in accordance with the Mars Memorandum and Articles, the 1,725,000 Founder Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived redemption rights with respect to such shares), as will the 391,000 Private Placement Units purchased for an aggregate purchase price of $3,910,000. The Founder Shares will have a significantly higher value at the time of the Business Combination. Based on the difference in the effective purchase price of $0.014 per share that the Insiders paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination. The Founder Shares, together with the 391,000 Ordinary Shares underlying the Private Placement Units and 78,200 Ordinary Shares underlying the Private Rights, had an aggregate market value of approximately $24.24 million based on the last sale price of the Public Shares of $11.05 on Nasdaq on November 13, 2024.

•
In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ executive officers and directors may, but are not obligated to, loan Mars Working Capital Loans for working capital in connection with the Business Combination. On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. If Mars completes the Business Combination, Mars will repay the Notes or any additional Working Capital Loans for a total of up to $1,500,000 from the proceeds of the Trust Account released to Mars. Alternatively, at the lender’s discretion, such Notes and any additional Working Capital Loans may be convertible into Units at a price of $10.00 per Unit. The units would be identical to the Private Placement Units will be converted to Ordinary Shares and Rights, and subsequently to Pubco Common Stock upon Closing. In the event that the Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

•
Mars’ Sponsor, officers, directors, initial shareholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2024, $6,200 of such unpaid reimbursable out-of-pocket expenses have been incurred. However, if Mars fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mars will most likely not be able to repay these expenses if the Business Combination is not completed.

•
Pursuant to the Voting and Support Agreement, the Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon Mars’ liquidation if Mars is unable to consummate the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.

•
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.

•
The anticipated election of Karl Brenza and James Jenkins as directors of Pubco after the consummation of the Business Combination. Karl Brenza is currently the Chief Executive Officer and Chief Financial Officer of Mars and James Jenkins is an Independent Director of Mars. Karl Brenza is expected to be appointed as Chairman on the Pubco Board and will also serve as a consultant to Pubco, receiving compensation that consists of an annual consulting fee of $250,000, bonuses, and equity awards under the Equity Incentive Plan. James Jenkins is expected to be appointed as an independent director of the Pubco Board and may receive cash fees, stock options, or equity awards under the Equity Incentive Plan that the Pubco Board determines to pay for his services to Pubco, in amounts that will be determined after the Business Combination.

•
The continued indemnification of Mars’ executive officers and directors and the continuation of Mars’ directors’ and officers’ liability insurance after the Business Combination.

•
As a result of multiple business affiliations, Mars’ officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Amended Mars Memorandum and Articles provides that to the fullest extent permitted by applicable law, Mars’ officers and directors have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Mars. Mars does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination candidate. Mars’ management is not aware of any such corporate opportunities not being offered to Mars and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.

These interests may have influenced Mars’ directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus/consent solicitation.

Since Insiders will lose their entire investment in Mars if the Business Combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for the Business Combination.
The Insiders hold 1,725,000 Founder Shares. In addition, the Sponsor purchased 391,000 Private Placement Units for an aggregate purchase price of $3,910,000 and subsequently transferred such Private Placement Units to individual affiliates of the Sponsor. The Founder Shares and Private Placement Units will become worthless if Mars does not consummate a business combination. The personal and financial interests of the Insiders may influence their motivation in identifying and selecting a target business combination, completing a business combination, and influencing the operation of the business following the business combination. This risk may become more acute as the 21-month anniversary (or 27-month anniversary if Mars extends the period of time to consummate a business combination) of the closing of the IPO nears, which is the deadline for Mars to complete a business combination.
The Founder Shares are identical to the Ordinary Shares except that the Founder Shares are subject to certain transfer restrictions contained in the Insider Letter. Pursuant to the Insider Letter, Insiders have agreed (and their permitted transferees will agree) to waive (1) their redemption rights with respect to any Ordinary Shares held by them in connection with the completion of the Business Combination or with the shareholder vote to amend the Mars Memorandum and Articles to modify the substance or timing of Mars’ obligation to allow redemption in connection with the Business Combination, and (2) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if Mars fails to complete the Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination).
Additionally, the Insiders acquired Founder Shares for approximately $0.014 per share; as a result, the Insiders could make a substantial profit after the Business Combination even if Public Shareholders experience substantial losses and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate a business combination.
In addition, On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. Mars may obtain additional loans from the Sponsor, affiliates of the Sponsor or Mars’ officers or directors. The personal and financial interests of Mars’ officers and directors may influence their motivation in identifying and selecting a target business combination, completing the Business Combination and influencing the operation of the business following the Business Combination.
At the closing of the Business Combination, the Sponsor, Mars’ officers or directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable targets for a business combination. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Mars’ behalf. As of December 31, 2023, $5,000 of such out-of-pocket expenses had been incurred. These financial interests of the Sponsor, Mars’ officers or directors, may influence their motivation in identifying and selecting a target business combination and completing a business combination.
Pursuant to the Amendment No. 4 to the Business Combination Agreement, the Insiders and Maxim will receive additional shares along with the Public Shareholders who elect not to redeem at the Closing Redemption. Insiders will receive a total of 6,550,400 shares of Pubco Common Stock, which includes: (i) 2,116,000 Ordinary Shares; (ii) 78,200 Ordinary Shares underlying the Rights; (iii) 41,400 shares of Pubco Common Stock issued in connection with the Notes; and (iv) 4,314,800 additional shares of Pubco Common Stock, which includes 2 shares of Pubco Common Stock for every (a) 2,116,000 Ordinary Shares and (b) 41,400 shares of Pubco Common Stock issued in connection with the Notes. The additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments. The Insiders and Maxim will receive the additional shares only if the Business Combination consummated. These potential share issuances may further influence the Insiders’ motivation to pursue a business combination with ScanTech rather than liquidating or terminating the current agreement to seek an alternative target.
Since the Extension Non-Redeeming Shareholders have the right to receive additional Pubco Common Stock pursuant to non-redemption agreements, a conflict of interest may arise in determining whether a particular target business is appropriate for Mars’ initial business combination.
Pursuant to the non-redemption agreements, for each 100,000 Ordinary Shares not redeemed by the Extension Non-Redeeming Shareholders in connection with the Initial Extension Redemption, Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue 20,000 shares of Pubco Common Stock to each Extension Non-Redeeming Shareholder no later than two (2) business days following the Closing of the Business Combination.
As of January 30, 2024, the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 1,813,380 Ordinary Shares in exchange for an aggregate of 362,676 Pubco Common Stock following the Closing of the Business Combination.
The Extension Non-Redeeming Shareholders will be issued the additional Pubco Common Stock provided that Mars successfully completes the Business Combination or any other business combination. Accordingly, the Extension Non-Redeeming Shareholders’ interests in their respective Public Shares prior to the closing of the Business Combination may provide them with an incentive to vote any Public Shares they own in favor of the Business Combination, and make a substantial profit on such interests, even if following the Business Combination, Pubco Common Stock ultimately declines in value and is not profitable for other Public Shareholders.
Prior to consummating a business combination, Mars may face the risk of depleting its working capital due to various factors.
Prior to consummating a business combination, Mars may face the risk of depleting its working capital due to various factors, including but not limited to the protracted duration of identifying and executing a suitable target acquisition, and the associated costs incurred during this period. In such a scenario, Mars may require additional capital infusion to meet its ongoing operational and transaction-related expenses. In such circumstances, Mars may seek a working capital loan from the Sponsor or Mars’ directors or officers. However, there is no guarantee that the Sponsor or Mars’ directors or officers will be willing or able to provide such financing on terms favorable to Mars. Potential investors should be aware that Mars’ ability to complete a business combination is contingent on its ability to maintain adequate working capital throughout the business combination process. There can be no assurance that the Company will be able to secure additional working capital when needed, or that any such financing will be obtained on favorable terms.
The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Common Stock at such time is substantially less than $10.00 per share.
The Insiders have invested a total of $4,280,000 in Mars, acquiring a total of 2,235,600 Ordinary Shares upon Closing. This comprised (i) $25,000 for 1,725,000 Founder Shares, (ii) $3,910,000 for 391,000 Private Placement Units, convertible into 391,000 Ordinary Shares and 78,200 Ordinary Shares underlying the Private Rights, and (iii) $345,000 related to the Notes, convertible into 41,400 Ordinary Shares upon Closing. The implied value per share of the Ordinary Shares would be higher than the $1.91 average price paid by the Insiders. Upon completion of the Business Combination, even if the trading price of Pubco Common Stock were to decrease to the implied value per share, the value of Pubco Common Stock held by the Insiders would still exceed their initial investment in Mars. Consequently, the Insiders are likely to recoup their investment and achieve substantial profits, even if the Ordinary Shares decrease significantly in value.
As a result, the Insiders may have a different economic incentive compared to Public Shareholders to pursue and finalize the Business Combination instead of liquidating and returning all cash in the Trust

Account to Public Shareholders. Therefore, it is important to consider the financial motivation of the Insiders to complete the Business Combination when deciding whether to redeem your shares before or in connection with the Business Combination.
The table below illustrates varying beneficial ownership levels in Pubco after Closing, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders.
	Maximum Redemption Shares(1)	Percent	75% Redemption Shares(2)	Percent	50% Redemption Shares(3)	Percent	25% Redemption Shares(4)	Percent	No Redemption Shares(5)	Percent
Public Shareholders(6)	1,380,000(7)	4.01%	1,900,358(8)	5.22%	2,420,716(9)	6.41%	2,941,074(10)	7.53%	3,461,432(11)	8.58%
Insiders(12)	2,235,600	6.49%	2,235,600	6.15%	2,235,600	5.92%	2,235,600	5.72%	2,235,600	5.54%
Maxim(13)	276,000	0.80%	276,000	0.76%	276,000	0.73%	276,000	0.71%	276,000	0.68%
RiverNorth	1,500,000(14)	4.36%	1,500,000(15)	4.12%	1,040,716(16)	2.76%	520,358(17)	1.33%	0(18)	0.00%
ScanTech(19)	14,184,397	41.21%	14,184,397	38.99%	14,184,397	37.57%	14,184,397	36.32%	14,184,397	35.15%
Pro Forma Pubco Common Stock	19,575,997	56.87%	20,096,355	55.25%	20,157,429	53.39%	20,157,429	51.62%	20,157,429	49.95%
Potential sources of dilution:
Extension Non-Redeeming Shareholders(20)	362,676	1.05%	362,676	1.00%	362,676	0.96%	362,676	0.93%	362,676	0.90%
Amendment No. 4 to the Business Combination Agreement(21)	4,866,800	14.14%	5,907,516	16.24%	6,948,232	18.40%	7,988,948	20.46%	9,029,664	22.38%
Polar Agreements(22)	1,250,000	3.63%	1,250,000	3.44%	1,250,000	3.31%	1,250,000	3.20%	1,250,000	3.10%
Seaport Agreement(23)	1,149,230	3.34%	1,149,230	3.16%	1,149,230	3.04%	1,149,230	2.94%	1,149,230	2.85%
Aegus Agreement(24)	234,380	0.68%	234,380	0.64%	234,380	0.62%	234,380	0.60%	234,380	0.58%
Roth Capital Agreement(25)	100,000	0.29%	100,000	0.27%	100,000	0.26%	100,000	0.26%	100,000	0.25%
TSA Certification Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Qualifying Order Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Performance-Based Earnout Shares	917,969	2.67%	970,005	2.67%	1,006,732	2.67%	1,041,422	2.67%	1,076,113	2.67%
Total Earnout Shares(26)	2,753,908	8.00%	2,910,016	8.00%	3,020,195	8.00%	3,124,266	8.00%	3,228,338	8.00%
Equity Incentive Plan Shares(27)	4,130,862	12.00%	4,365,024	12.00%	4,530,292	12.00%	4,686,399	12.00%	4,842,507	12.00%
Total Shares of Dilution	14,847,857	43.13%	16,278,841	44.75%	17,595,005	46.61%	18,895,900	48.38%	20,196,795	50.05%
Total Shares Outstanding after Dilution	34,423,854	100%	36,375,196	100%	37,752,434	100%	39,053,329	100%	40,354,224	100%
Implied Value(28)	$302,103,757		$313,519,521		$319,896,940		$325,604,376		$331,311,813
Implied Value per Share(29)	$15.43		$15.60		$15.87		$16.15		$16.44
Fully Diluted Implied Value per Share(30)	$8.78		$8.62		$8.47		$8.34		$8.21

(1)
Assumes that all of Public Shares are redeemed.

(2)
Assumes that 75% of the Public Shares are redeemed.

(3)
Assumes that 50% of the Public Shares are redeemed.

(4)
Assumes that 25% of the Public Shares are redeemed.

(5)
Assumes that none of the Public Shares are redeemed.

(6)
Reflects the Initial Extension Redemption of 4,818,568 Public Shares in connection with the Initial Extension Meeting.

(7)
Including 1,380,000 Ordinary Shares underlying the Public Rights, which are converted into Pubco Common Stock at Closing.

(8)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 520,358 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(9)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 1,040,716 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(10)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights, and (ii) 1,561,074 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(11)
Including (i) 1,380,000 Ordinary Shares underlying the Public Rights and (ii) 2,081,432 remaining Public Shares, both of which are converted into Pubco Common Stock at Closing.

(12)
Including (i) 2,116,000 Ordinary Shares, (ii) 78,200 Ordinary Shares underlying the Private Rights, both of which are converted into Pubco Common Stock at Closing, and (iii) 41,400 Pubco Common Stock issued in connection with the Notes.

(13)
Represents the 276,000 Ordinary Shares issued to Maxim, the IPO Underwriter, in connection with the IPO, which are converted into Pubco Common Stock at Closing.

(14)
Represents 1,500,000 Ordinary Shares, purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(15)
Represents 1,500,000 Ordinary Shares, purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(16)
Represents 1,040,716 Ordinary Shares purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(17)
Represents 520,358 Ordinary Shares to be purchased by RiverNorth under the FPA, which are converted into Pubco Common Stock at Closing.

(18)
RiverNorth will not purchase shares under the FPA.

(19)
Represents 14,184,397 shares of Pubco Common Stock to be issued to the Company Holder Participants as the Merger Consideration, excluding the Earnout Shares and share issuances under the Equity Incentive Plan.

(20)
Represents the 362,676 shares of Pubco Common Stock to be issued to Extension Non-Redeeming Public Shareholders, no later than two (2) business days following the Closing, in connection with the Non-Redemption Agreements.

(21)
Represents the two additional shares of Pubco Common Stock that will be issued, after 90 days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, to (i) Public Shareholders who elect not to redeem at the Closing Redemption, (ii) Insiders, and (iii) Maxim, pursuant to Amendment No. 4 to the Business Combination Agreement.

(22)
Represents the 1,250,000 Pubco Common Stock to be issued to Polar, no later than two (2) business days following the Closing, in connection with the Polar Agreements.

(23)
Represents the 1,149,230 Pubco Common Stock to be issued to Seaport Group SIBS LLC, no later than two (2) business days following the Closing, in connection with the Promissory Bridge Note dated March 27, 2024.

(24)
Represents the 234,380 Pubco Common Stock to be issued to Aegus Corp., no later than two (2) business days following the Closing, in connection with the Promissory Bridge Note dated May 7, 2024.

(25)
Represents the 100,000 Pubco Common Stock to be issued to Roth Capital, within five (5) business days following the Closing, in connection with the Roth Capital Agreement.

(26)
Equals to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing, to be issued upon achievement of the Earnout Milestones.

(27)
Equals to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing, to be issued in accordance with the Equity Incentive Plan.

(28)
Calculated by multiplying expected total shares outstanding of 32,283,379, assuming all potential sources of dilution are issued except for the shares under the Equity Incentive Plan and the Earnout Shares, by the redemption price of $10.97 per share, plus the Closing Net Debt of $20 million, and minus cash expected from the funds remained in the Trust Account (which will be approximately $22.84 million in the Trust Account, minus any redemption amounts and $5 million in transaction expenses).
(29)
Calculated by dividing the Implied Value by the Pro Forma Pubco Common Stock.

(30)
Calculated by dividing the Implied Value by the Total Shares Outstanding after Dilution.

Mars Public Shareholders and holders of ScanTech Units may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.
If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Mars Public Shareholders and holders of ScanTech securities will experience substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.
Rights included in the Private Placement Units may have an adverse effect on the market price of Ordinary Shares that makes it more difficult to effectuate the Business Combination.
The Private Placement Units include an aggregate of 391,000 Rights exchangeable for Ordinary Shares. In addition, if Sponsor makes any working capital loans, up to $1,500,000 of such loans may be convertible, at the option of the lender, into Pubco units equivalent to the Private Placement Units, at a price of $10.00 per unit. Such rights, if and when exchanged, would increase the number of issued and outstanding Ordinary Shares and reduce the value of the Ordinary Shares issued to complete the Business Combination. Therefore, Rights may make it more difficult for Mars to effectuate a business combination or increase the cost of acquiring the target business.
The Sponsor and ScanTech, and their respective directors, officers, advisors and affiliates, may elect to purchase Ordinary Shares or Rights from Public Shareholders, which may influence the vote on the Business Combination and reduce the public “float” of the Ordinary Shares.
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or Mars’ securities, the Sponsor and ScanTech, and their respective directors, officers, advisors and affiliates may purchase Ordinary Shares and/or Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Ordinary Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Ordinary Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Ordinary Shares they acquire in such transactions. However, any Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.
The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of the Business Combination when it may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on the Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares such holder owns, either prior to or immediately after the Extraordinary General Meeting.
As of the date of this proxy statement/prospectus/consent solicitation, no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Mars will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (1) the amount of Ordinary Shares purchased and the purchase price; (2) the purpose of such purchases; (3) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (4) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (5) the number of Ordinary Shares for which Mars has received redemption requests.
In addition, if such purchases are made, the public “float” of Ordinary Shares or the Rights and the number of beneficial holders of Mars’ securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the Mars securities on a national securities exchange.
Mars may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger or business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Mars’ or ScanTech’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Mars’ or ScanTech’s or, if the Business Combination is completed but delayed, ScanTech’s business, financial position and results of operations. We cannot predict whether any such lawsuits will be filed.
The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent the Business Combination.
The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
Some of the principal shareholders of Mars, who are also affiliates of the Sponsor, are non-U.S. persons. Mr. Huang is a citizen of Malta and is based in the United Kingdom. Mr. Jiang Wang is a citizen of St. Kitts and Nevis and is based in France. Mr. Zeyao Xue and Mr. Ming Yi are citizens of China and are based in China. Accordingly, CFIUS or other regulatory agencies may modify, delay or prevent Mars’ business combination. The principal shareholders of Mars, who are also affiliates of the Sponsor, will hold a total of 12.51% of the ownership interest in Pubco, assuming no redemptions, after Closing. This percentage takes into account potential sources of dilution, except for the Earnout Shares and share issuances pursuant to the Equity Incentive Plan. The Sponsor and its affiliates will cease to have any control rights, the parties cannot predict whether Mars may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. As such, the Business Combination may be subject to CFIUS review or other regulatory review, depending on Mars’ ultimate share ownership following the Business Combination and other factors. If the Business Combination falls within CFIUS’s jurisdiction, Mars may determine that it is required to make a mandatory filing or that it will submit to CFIUS review on a voluntary basis, or it may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after the Closing. CFIUS may decide to modify or delay the Business Combination, impose conditions with respect to the Business Combination, request the President of the United States to order Mars to divest all or a portion of ScanTech that it acquired without first obtaining CFIUS approval or prohibit the Business Combination entirely. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may also prevent the Business Combination from occurring within the applicable time period required under the Mars Memorandum and Articles, even if the extension amendment proposal is approved.
Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and Mars has limited time to complete the Business Combination. If Mars is unable to consummate the Business Combination within the applicable time period required under the Mars Memorandum and Articles, it will: (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem all Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Mars Memorandum and Articles provides that, if Mars winds up for any other reason prior to the consummation of the Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to applicable Cayman Islands law. In such case, Public Shareholders may only receive $10.20 per share, and the Rights will expire worthless. In certain circumstances, Public Shareholders may receive less than $10.20 per share on the redemption of their Public Shares.
Some of the Mars’ officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China; and they do not have significant ties to China and Hong Kong except that some of the Mars’ officers and directors lived in China and Hong Kong in the past. However, some of Mars’s directors and officers of Mars, and the affiliates of the Sponsor, reside outside of the United States. As a result, there are limitations on the service of process and enforcement of judgment against such directors in Canada, Malta, and the United Kingdom.
Some of the Mars’ officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China. Mars’ COO, Xiaochen (Iris) Zhao, is a citizen of the Republic of Malta and is based in London, the United Kingdom. Mars’ independent director, Yenyou (Jeff) Zheng, is a citizen of Canada and is based in Vancouver, Canada. The remaining board of directors are either U.S. citizens or U.S. permanent residents in the United States.
We believe that none of Mars’ officers and directors have significant ties to China except that some of the Mars’ officers and directors lived in China or Hong Kong before they came to the United Stated or Australia for advanced education and/or commenced their professional careers in the United States, Canada or the United Kingdom.
While the remaining members of Mars’ board of directors are U.S. citizens or permanent residents, a substantial portion of their assets may be located outside the United States. This geographic distribution of officers and directors could affect investors’ ability to serve process and enforce judgments from U.S. courts. It may not be possible to effect service of process within the United States upon such individuals, or to enforce against such individuals in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. There could be legal barriers or legal barriers from Canada, Malta or the United Kingdom to investors being able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws. We cannot assure investors that courts in Canada, Malta, or the United Kingdom would enforce judgments of U.S. courts or that legal proceedings against these officers or directors could be brought in such jurisdictions. It may be difficult or impossible for investors to bring claims or enforce judgments in the U.S. or other jurisdictions where these individuals reside, which could limit the remedies available to investors in the event of violations of U.S. securities laws.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Mars Board may not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.
The Mars Board is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if necessary to permit further solicitation and votes of proxies if, based upon tabulated votes at the time of the Extraordinary General Meeting, there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting or to approve the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, Director Election Proposal, and the Nasdaq Proposal. If the Adjournment Proposal is not approved, the Mars Board may not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, the Business Combination would not be completed.
Risks Related to Public Shareholders and Redemption
There is no guarantee that Public Shareholders’ decision to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholders in a better future economic position.
We cannot assure you as to the price at which a Public Shareholder may be able to sell the Pubco Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of Pubco Common Stock and may result in a lower value realized now so that Public Shareholders might realize higher value in the future had the Public Shareholders not elected to redeem their Public Shares now. Similarly, if a Public Shareholder does not redeem its Public Shares, such Public Shareholder will bear the risk of ownership of shares of Pubco Common Stock after the consummation of the Business Combination, and there can be no assurance that such Pubco Common Stock may be sold in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus/consent solicitation. Public Shareholders should consult their own tax or financial advisor for assistance on how this may affect their individual situation.
If Public Shareholders fail to receive notice of Mars’ offer to redeem Public Shares in connection with the Business Combination or fail to comply with the procedures for tendering their Public Shares, such shares may not be redeemed.
Mars will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite its compliance with these rules, if a Public Shareholder fails to receive the tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that Mars will furnish to the Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.
In order to exercise their redemption rights, Public Shareholders are required to deliver their Public Shares, either physically or electronically using The Depository Trust Company’s DWAC System, to the Transfer Agent prior to the vote at the Extraordinary General Meeting. If a Public Shareholder properly seeks redemption as described in this proxy statement/prospectus/consent solicitation and the Business Combination is consummated, Mars will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Shareholder will no longer own such Public Shares following the Business Combination. See the section entitled “Extraordinary General Meeting of the Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.
If you or a “group” of Mars Shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.
A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group”(as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of the Mars Board. However, Public Shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Mars if you sell such excess Public Shares in open market transactions. Mars cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share Redemption Price.
Public Shareholders who do not redeem their Public Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management of Pubco.
After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares are issued and outstanding, of which 2,081,432 are Public Shares, which represent approximately 46.5% of issued and outstanding Ordinary Shares. Upon the Business Combination, the percentage ownership of Pubco by Public Shareholders who do not redeem their Public Shares will be diluted. If any of the Public Shareholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Shareholders will decrease and the percentages of outstanding Pubco Common Stock held by the Insiders and by Company Holder Participants will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.
Concentration of ownership will limit your ability to influence corporate matters.
As of June 30, 2024, Seaport had the right to acquire approximately 65% of the Series B Units of ScanTech as of such date, for a nominal amount. Seaport has indicated its intent to exercise this option simultaneous with or just before the closing of the business combination. As a result, Seaport will own a significant portion of Pubco shares and will be able to significantly influence all matters submitted to Pubco shareholders for approval, as well as Pubco’s management and affairs. These include the election of directors and the approval of any merger, consolidation, sale of all or substantially all of Pubco’s assets or other business combination or reorganization requiring shareholder approval. This concentration of voting power could delay or prevent an acquisition of Pubco on terms that other shareholders may desire. The interests of Seaport may not always coincide with the interests of other shareholders, and Seaport may act in a manner that advances its best interests and not necessarily those of other shareholders, including seeking a premium value for its common stock, that might affect the prevailing market price for Pubco common stock.
There are risks to Public Shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of ScanTech directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco Common Stock in connection therewith, investors will not receive the benefit of any outside independent review of Mars’ and ScanTech’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the FINRA rules and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Mars Shareholders must rely on the information in this proxy statement/prospectus/consent solicitation and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.
In addition, the Sponsor and certain of Mars’ officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Mars Shareholders generally. Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. Such interests may have influenced Mars Board in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus/consent solicitation.
Mars Shareholders may be held liable for claims by third parties against Mars to the extent of distributions received by Mars Shareholders upon redemption of their Public Shares.
If Mars is forced to enter into an insolvent liquidation, any distributions received by Mars Shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Mars was unable to pay its debts as those debts fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Mars Shareholders. Furthermore, Mars Board may be viewed as having breached their fiduciary duties to Mars or Mars’ creditors or as having acted in bad faith, thereby exposing themselves and Mars to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Mars cannot assure you that claims will not be brought against Mars for these reasons.
Risks Related to Mars
Mars’ independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Mars’ ability to continue as a “going concern.”
As of June 30, 2024, Mars has available funds to sustain operations for a period of at least one year. Mars does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if Mars’ estimates of the costs of consummating the Business Combination are less than the actual amount necessary to do so, it may have insufficient funds available to operate it business prior to the Business Combination. Moreover, it may need to obtain additional financing either to complete the Business Combination or because it becomes obligated to redeem a significant number of the Public Shares upon completion of the Business Combination, in which case it may issue additional securities or incur debt in connection with the Business Combination. There is no assurance that Mars’ plans to consummate the Business Combination before February 16, 2025 will be successful. As a result, there is substantial doubt about Mars’ ability to continue as a going concern within one year after the date that Mars’ financial statements for the period ended June 30, 2024 were issued.
Mars may not be able to consummate the Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.
Mars must complete its Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination). Mars may not be able to consummate the Business Combination within such time period. Mars’ ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.
If Mars is unable to consummate the Business Combination within the required time period, it will: (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem all Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Mars Memorandum and Articles provides that, if Mars winds up for any other reason prior to the consummation of the Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to applicable Cayman Islands law. In such case, Public Shareholders may only receive $10.20 per share, and the Rights will expire worthless. In certain circumstances, Public Shareholders may receive less than $10.20 per share on the redemption of their Public Shares.
The SEC has issued final rules relating to certain activities of SPACs. Certain of the procedures that ScanTech, a potential business combination target, or others may determine to undertake in connection with such rules may increase Mars’ costs and the time needed to complete its initial business combination and may constrain the circumstances under which ScanTech could complete an initial business combination. The need for compliance with the final rules may cause Mars to liquidate the funds in the Trust Account or liquidate at an earlier time than it might otherwise choose.
On January 24, 2024, the SEC issued final rules (the “SPAC Final Rules”) relating, among other things, to disclosures in SEC filings in connection with Business Combination transactions between SPACs such as Mars and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed Business Combination transactions; the potential liability of certain participants in proposed business combination transactions; and the treatment of SPACs under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
In adopting the SPAC Final Rules, the SEC did not adopt the proposed safe harbor from treatment as an investment company under the Investment Company Act, but did provide guidance on activities that may raise concerns as to investment company status:
•
Nature of SPAC assets and income.   For instance, a SPAC that owns or proposes to acquire 40% or more of its total assets in investment securities or a SPAC whose income is substantially derived from such assets would likely be considered an investment company. Holding U.S. government securities, U.S. registered money market funds and cash items, as is customary for SPACs during the period between a SPAC’s initial public offering and de-SPAC transaction, should not result in investment company status.

•
Management activities.   Certain activities of the SPAC’s officers, directors and employees may be factors in the investment company determination, such as spending a considerable amount of time in managing the SPAC’s portfolio to achieve returns and not actively seeking a de-SPAC transaction.

•
Duration.   While the SEC does not offer a bright line rule as to the duration of the SPAC, if a SPAC continues to operate without completing a de-SPAC transaction and its assets are substantially composed of, and its income derived from, securities, its activities may be more difficult to distinguish from those of an investment company. The SEC guidance indicated that the 12-month safe harbor for transient investment companies under Rule 3a-2 and the 18-month limit contemplated by Rule 419 were relevant analogies in analyzing the investment company status of a SPAC and that the further a SPAC operated beyond those timelines, the greater the investment company concerns would be, depending on the overall facts and circumstances.

•
Holding out.   If the SPAC holds itself out as primarily engaged in investing, reinvesting or trading in securities, it will likely be considered an investment company.

•
Merging with an investment company.   If the target company in a de-SPAC transaction is an investment company, the SPAC is likely to be considered an investment company.

Certain of the procedures that ScanTech, a potential business combination target, or others may determine to undertake in connection with the SPAC Final Rules, or pursuant to the SEC’s views expressed in the SPAC Final Rules, may increase the costs and time of negotiating and completing an initial business combination, and may constrain the circumstances under which Mars could complete an initial business combination. Compliance with the SPAC Final Rules may cause Mars to liquidate the funds in the Trust Account or liquidate at an earlier time than it might otherwise choose. Were Mars to liquidate, its Rights would expire worthless, and its securityholders would lose the investment opportunity associated with an investment in Pubco, including any potential price appreciation of Pubco Common Stock.

If Mars is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements and Mars’ activities would be severely restricted. As a result, in such circumstances, unless Mars is able to modify its activities so that it would not be deemed an investment company, Mars would expect to abandon its efforts to complete an initial business combination and instead move to liquidate.
As described further above, the SPAC Final Rules relate, among other matters, to the circumstances in which SPACs, including companies like Mars, could potentially be subject to the Investment Company Act and the regulations thereunder. If Mars is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted, including:
•
restrictions on the nature of Mars’ investments; and

•
restrictions on the issuance of securities.

In addition, Mars would be subject to burdensome compliance requirements, including:
•
registration as an investment company with the SEC;

•
adoption of a specific form of corporate structure; and

•
reporting, record keeping, proxy and disclosure requirements and other rules and regulations that Mars is not currently subject to.

Mars does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Mars is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, it would be subject to additional regulatory burdens and expenses for which it has not allotted funds. As a result, unless Mars is able to modify its activities so that it would not be deemed an investment company, Mars would expect to abandon its efforts to complete an initial business combination and instead move to liquidate.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Mars’ business, including its ability to negotiate and complete its initial business combination, and results of operations.
Mars is subject to laws and regulations enacted by national, regional and local governments. In particular, Mars will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Mars’ business, investments and results of operations, including Mars’ ability to negotiate and complete an initial business combination. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Mars’ business, including its ability to negotiate and complete its initial business combination, and results of operations.
On January 24, 2024, the SEC issued the SPAC Final Rules, which, if implemented, may materially adversely affect Mars’ business, financial condition and results of operations. See “— The SEC has issued final rules relating to certain activities of SPACs. Certain of the procedures that ScanTech, a potential business combination target, or others may determine to undertake in connection with such rules may increase Mars’ costs and the time needed to complete its initial business combination and may constrain the circumstances under which Mars could complete an initial business combination. The need for compliance with the SPAC Final Rules may cause Mars to liquidate the funds in the Trust Account or liquidate at an earlier time than it might otherwise choose.” and “— If Mars is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements and Mars’ activities would be severely restricted. As a result, in such circumstances, unless Mars is able to modify its activities so that it would not be deemed an investment company, Mars would expect to abandon its efforts to complete an initial business combination and instead move to liquidate.”

To mitigate the risk that Mars might be deemed to be an investment company for purposes of the Investment Company Act, Mars may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead instruct the trustee to hold the funds in the Trust Account in cash until the earlier of the consummation of Mars’ initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, Mars would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the Public Shareholders would receive upon any Redemption or liquidation of Mars.
The funds in the Trust Account have, since Mars’ Initial Public Offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Mars being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Mars may, at any time, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of the consummation of Mars’ initial business combination or liquidation of the Company. Following such liquidation, Mars would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to Mars to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount the Public Shareholders would receive upon any Redemption or liquidation of the Company.
The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Mars may be considered an unregistered investment company, in which case Mars may be required to liquidate. Accordingly, Mars may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount the Public Shareholders would receive upon any Redemption or liquidation of the Company.
Mars is dependent upon its executive officers and directors and their departure could adversely affect Mars’ ability to operate and to consummate the Business Combination. Additionally, Mars’ executive officers and directors also allocate their time to other matters, thereby causing potential conflicts of interest that could have a negative impact on Mars’ ability to complete the Business Combination.
Mars’ operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its officers and directors. Mars believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Mars does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Mars’ directors or executive officers could have a detrimental effect on Mars and the ability to consummate the Business Combination. In addition, Mars’ executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Mars’ executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Mars’ directors also serve as officers and board members for other entities. If Mars’ executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Mars’ affairs which may have a negative impact on Mars’ ability to consummate the Business Combination.
Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for Mars to negotiate and complete the Business Combination.
In the current market for directors’ and officers’ liability insurance, fewer insurance companies are offering quotes for directors’ and officers’ liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. There can be no assurance that these trends will not continue. In order to obtain directors’ and officers’ liability insurance or modify its coverage as a result of becoming a public company, Pubco might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors’ and officers’ liability insurance could have an adverse impact on Pubco’s ability to attract and retain qualified officers and directors.
In addition, even after Mars were to complete the Business Combination, its directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect Mars’ directors and officers, Pubco may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for Pubco and could interfere with or frustrate the parties’ ability to consummate the Business Combination.
Certain agreements related to the IPO may be amended without shareholder approval.
Certain agreements, including the investment management trust agreement between Mars and Continental, the letter agreements and the registration rights agreement among Mars and the Sponsor, executive officers and directors and the administrative services agreement between Mars and the Sponsor may be amended without shareholder approval. These agreements contain various provisions that Mars Shareholders might deem to be material. While Mars does not expect the Mars Board to approve any amendment to any of these agreements prior to the Business Combination, it may be possible that the Mars Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement in connection with the consummation of the Business Combination. Any such amendment may have an adverse effect on the value of an investment in Mars securities.
If third parties bring claims against Mars, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.20 per share.
Mars’ placing of funds in the Trust Account may not protect those funds from third-party claims against Mars. Although Mars has sought to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Mars waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Mars’ assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Mars’ management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Mars than any alternative.
Examples of possible instances where Mars may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Mars is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if Mars is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, Mars will be required to provide for payment of claims of creditors that were not waived that may be brought against Mars within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.20 per share initially held in the Trust Account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to Mars if and to the extent any claims by a third party for services rendered or products sold to Mars, or a prospective target business with which Mars has entered into a written letter of intent, confidentiality, or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (1) $10.20 per Public Share; and (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Mars’ indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Mars has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Mars. Therefore, Mars cannot assure you that the Sponsor would be able to satisfy those obligations. None of Mars’ officers or directors will indemnify Mars for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Mars’ directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below $10.20 per Public Share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Mars’ independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. It is possible that Mars’ independent directors in exercising their business judgment may choose not to do so in any particular instance. If Mars’ independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Shareholders may be reduced below $10.20 per Public Share.
Mars may not have sufficient funds to satisfy indemnification claims of Mars’ directors and executive officers.
Mars has agreed to indemnify Mars’ officers and directors to the fullest extent permitted by law. However, each of Mars’ officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Mars only if (1) Mars has sufficient funds outside of the Trust Account or (2) Mars consummates the Business Combination. Mars’ obligation to indemnify Mars’ officers and directors may discourage shareholders from bringing a lawsuit against Mars’ officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Mars’ officers and directors, even though such an action, if successful, might otherwise benefit Mars and Mars shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that Mars pays the costs of settlement and damage awards against Mars’ officers and directors pursuant to these indemnification provisions.
Certain Mars officers and directors are or were officers of Future FinTech Group Inc. (“FTFT”) who recently reached settlement with the SEC regarding its materially inaccurate annual reports and failure to maintain adequate internal control. Although the officers and directors were not involved in the inaccurate annual reports, Mars cannot assure you that their involvement with FTFT material weakness in internal control will not affect investors’ confidence in Mars.
On July 3, 2023, the SEC announced settlement of charges against FTFT, arising out of FTFT’s filing of materially inaccurate annual reports and its failure to maintain adequate books and records and internal control over financial reporting.
According to the SEC’s order, FTFT took significant impairment losses on its assets from fiscal years 2016 through 2018. However, disclosures in FTFT’s own filings reflect triggering events that should have caused the company’s assets to have been impaired in larger amounts earlier, rather than the way they were spread out over three years. Because FTFT did not test its assets for recoverability and record impairment losses in accordance with the applicable accounting standard, ASC Topic 360, the financial statements for fiscal years 2016 and 2017 should have included losses that were not taken until later years, and the financial statements for fiscal years 2017 and 2018 included losses that should have been taken in earlier years.

In addition, according to the SEC’s order, and as reflected in FTFT’s Forms 10-Q and 10-K for fiscal years 2020 to the present, FTFT has continued to have material weaknesses in its internal controls stemming from an inability to retain accounting personnel with sufficient expertise in GAAP and SEC reporting requirements. Furthermore, FTFT’s Forms 10-Qs in prior fiscal years reflect multiple quarters in which material weaknesses were present in the company’s internal controls.
Without admitting or denying the SEC’s findings, FTFT has consented to: (1) cease and desist from committing or causing any violations and any future violations of pertinent rules of the Securities Act; (2) pay a civil money penalty in the amount of $1,650,000 in five installments to the SEC for transfer to the general fund of the United States Treasury; (3) retain, at FTFT’s own expense, a qualified independent consultant (the “Consultant”) not unacceptable to the SEC staff, to test, assess, and review the Company’s internal accounting controls and internal control over financial reporting (collectively, “review), and the Consultant, at the conclusion of the review, to submit a report of the Consultant to FTFT and the SEC staff and the report shall address the Consultant’s findings and shall include a description of the review performed, the conclusions reached, and the Consultant’s recommendations for changes or improvements; and (iv) adopt, implement, and maintain all policies, procedures and practices recommended in the report of the Consultant within 120 days of receiving the report from the Consultant. The first installment of $150,000 has been paid by FTFT on July 7, 2023. Since July 2023, all of them have contributed to adopting and taking remedial measures to improve FTFT’s internal control.
Mars’ Chief Operating Officer Ms. Xiaochen Zhao has served as the Chief Investment Officer of FTFT since February 2020. Mars’ independent director Mr. Yang Liu served as the Chief Operating Officer of FTFT between November 2020 and July 2023. Neither Ms. Zhao nor Mr. Liu was FTFT’s officer when FTFT had SEC filings with materially inaccurate annual reports. However, they may be associated with FTFT’s material weaknesses in its internal controls since 2020.
After the Closing, neither Ms. Zhao nor Mr. Liu will serve as officer or director of Pubco. Although we do not believe their involvement of with FTFT has adversely affected Mars’ financial reporting, their involvement may affect investors’ confidence in Mars.
Mars may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect Mars’ leverage and financial condition and thus negatively impact the value of Mars Shareholders’ investment in Mars.
Although Mars has no commitments as of the date of this proxy statement/prospectus/consent solicitation to issue any notes or other debt securities, Mars may choose to incur substantial debt to complete the Business Combination. Mars has agreed that Mars will not incur any indebtedness unless Mars has obtained from any lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per-share amount available for redemption from the Trust Account.
Mars may issue additional Ordinary Shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. Any such issuances would dilute the interest of the Mars Shareholders and likely present other risks.
The Mars Memorandum and Articles authorize the issuance of 800,000,000 Ordinary Shares, par value US$0.000125. Immediately after the IPO, there were 790,708,000 authorized but unissued Ordinary Shares available for issuance, which amount takes into account Ordinary Shares reserved for issuance upon conversion of the Rights.
Mars may issue a substantial number of additional Ordinary Shares, in order to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. However, our amended and restated memorandum and articles of association will provide, among other things, that prior to the Business Combination, Mars may not issue additional Ordinary Shares or equity-linked securities that would entitle the holders to (i) receive funds from the Trust Account or (ii) vote on any the Business Combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. However, our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if Mars do not complete the Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination) or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares. The issuance of additional Ordinary Shares:
•
may significantly dilute the equity interest of investors in the IPO;

•
could cause a change in control if a substantial number of Ordinary Shares are issued, which may affect, among other things, Mars’ ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Mars’ present officers and directors; and

•
may adversely affect prevailing market prices for Mars’ units, ordinary shares, and/or rights.

Nasdaq may delist Mars’ securities from trading on its exchange prior to the Business Combination, which could limit investors’ ability to make transactions in Mars’ securities and subject it to additional trading restrictions.
Mars’ Ordinary Shares, Units, and Rights are currently listed on Nasdaq Capital Market and Mars expects the Pubco Common Stock to be listed on Nasdaq Global Market upon consummation of the Business Combination. Mars’ continued eligibility for listing may depend on, among other things, the number of Public Shares that are redeemed. There can be no assurance that Pubco will be able to comply with the continued listing standards of Nasdaq following the Business Combination. If, after the Business Combination, Nasdaq delists the Pubco Common Stock for failure to meet the listing standards, shareholders of Pubco could face significant material adverse consequences including:
•
a limited availability of market quotations for Pubco’s securities;

•
reduced liquidity for Pubco’s securities;

•
a determination that Pubco Common Stock is a “penny stock,” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities;

•
a limited amount of news and analyst coverage; and

•
a decreased ability of Pubco to issue additional securities or obtain additional financing in the future.

On March 21, 2024, Mars received a letter (the “MVLS Deficiency Notice”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, from February 5, 2024 to March 20, 2024, Mars’ Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”).
On August 19, 2024, Mars received a letter (the “Letter”) from the Nasdaq Listing Qualifications staff granting Mars’ request for transfer to The Nasdaq Capital Market. Mars securities were transferred to The Nasdaq Capital Market at the opening of business on August 20, 2024.
In connection with the approval of the request, the Letter from Nasdaq indicated that Mars met the $35,000,000 MVLS standard for the Capital Market and it is still required to comply with the minimum 300 Public Holder Requirement for continued listing on the Capital Market, as required by Listing Rule 5550(a)(3).
Pursuant to the Letter, Mars has until September 30, 2024, to demonstrate compliance with the initial listing requirements upon closing of the business combination with ScanTech. If Mars does not regain compliance by closing the business combination or through an alternative method, Nasdaq will provide written notice to Mars that its securities are subject to delisting. At that time, Mars may appeal any such delisting determination. However, there can be no assurance that, if Mars receives a delisting notice from the Staff and appeals the delisting determination, such appeal will be successful.
On October 4, 2024, Nasdaq determined to grant Mars an extension to regain compliance with the listing rules on the following conditions: on or before October 30, 2024, Mars must file a definitive proxy statement for its Business Combination, on or before November 19, 2024, Mars must have its Business Combination approved by its shareholders, and by November 30, 2024, Mars must file with Nasdaq documentation from its transfer agent, or independent source, that demonstrates that its Ordinary Shares have a minimum of 400 total holders.
Nasdaq notified Mars an extension until February 13, 2025, to regain compliance with the listing rules, aligning with Mars’ 36-month expiry date under IM-5101-2(b).
In the event that Mars does not satisfy the terms, Nasdaq will provide written notification that its securities will be delisted. At that time, Mars may appeal the delisting determination to a Listing Qualifications Panel. Although the parties to the Business Combination are working diligently to help Mars regain compliance, there is no assurance that the conditions will be met. In such a case, Mars may have to appeal the delisting determination, but there can be no assurance that the appeal will be successful. If no additional extension is granted by Nasdaq and the appeal of the delisting is not successful, the trading of Mars Ordinary Shares could be halted.
Insiders control a substantial interest in Mars and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
Insiders currently own 2,116,000 Ordinary Shares, which represent approximately 47.3% of the 4,473,432 total issued and outstanding Ordinary Shares of Mars. Accordingly, Insiders may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to the Mars Memorandum and Articles and approval of major corporate transactions. If Insiders purchase any additional Units or Ordinary Shares in the aftermarket or in privately negotiated transactions, this will increase their control. Neither the Insiders nor, to Mars’ knowledge, any of its officers or directors, have any current intention to purchase additional securities, other than as disclosed in this proxy statement/prospectus/consent solicitation. Factors that would be considered in making such additional purchases would include consideration of the current trading price of Ordinary Shares. Mars may not hold an annual meeting of shareholders to elect new directors prior to the completion of the Business Combination, in which case all of the current directors will continue in office until at least the completion of the Business Combination. If there is an annual meeting, as a consequence of its staggered board of directors, only a minority of the Mars Board will be considered for election and Insiders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, Insiders will continue to exert control at least until the completion of the Business Combination. In addition, Mars has agreed not to enter into a definitive agreement regarding the Business Combination without the prior consent of Insiders.
Risks Related to ScanTech
Unless otherwise indicated or the context otherwise requires, references in this section to “ScanTech” or “we,” “our,” “us,” and similar terms refer to ScanTech Identification Beam Systems, LLC before the Business Combination, and, to the extent applicable, to Pubco following the Business Combination.
Risks Related to ScanTech’s Business and Industry
ScanTech has a history of losses. ScanTech has not been profitable historically and may not achieve or maintain profitability in the future.
ScanTech has a history of losses. Its ability to forecast its future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. ScanTech has encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these uncertainties, which ScanTech uses to plan its business, are incorrect or change in reaction to changes in the markets it plans to serve, or if it does not address these risks successfully, ScanTech’s operating and financial results could differ materially from expectations, its business could suffer and the trading price of Pubco’s stock may decline.
ScanTech has incurred net losses of $35.5 million and $15.3 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, ScanTech had an accumulated deficit of $151.5 million.
ScanTech is not certain whether or when we will obtain a high enough volume of sales of its products to sustain or increase our growth or achieve or maintain profitability in the future. ScanTech expects its costs to increase in future periods, which could negatively affect its future operating results if its revenue does not increase. In particular, ScanTech expects to continue to expend substantial financial and other resources on:
•
research and development related to its products, including investments in expanding its research and development team;

•
sales and marketing, including a significant expansion of its sales organization, both direct and through distribution partners;

•
continued expansion of its business into new markets; and

•
general administration expenses, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in ScanTech’s business. If ScanTech is unable to increase its revenue at a rate sufficient to offset the expected increase in its costs, its business, financial position, and results of operations will be harmed, and ScanTech may not be able to achieve or maintain profitability over the long term. Additionally, ScanTech may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If its revenue growth does not meet its expectations in future periods, our financial performance may be harmed, and ScanTech may not be able to achieve or maintain profitability in the future.
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.
Our operating losses have raised substantial doubt regarding our ability to continue as a going concern, as stated in the auditors’ opinion, which includes an explanatory paragraph as of and for the years ended December 31, 2023 and 2022.
Our operating losses raise substantial doubt about our ability to continue as a going concern as of and for the years ended December 31, 2023 and 2022. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2023 and 2022 with respect to this uncertainty. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

We are subject to governmental regulations in our key markets.
We are subject to government regulation and other legal obligations, including those related to privacy, data protection, information security, and product marketing. There can be no assurances that such regulations do not change in the future or that we will be able to continue to maintain compliance with such regulations.
We may fail to obtain key certifications from the TSA and ECAC or to obtain certification during an opportune time in the acquisition cycles for new scanners.
New products for transportation security scanning applications require certifications or approvals by the TSA and ECAC, and are subject to extensive testing by both regulatory agencies. Our Sentinel CT product has already been certified at the Transportation Security Laboratory to TSA’s Tier 2 Explosive Detection Standard, and testing to satisfy TSA’s new APSS 6.2 Explosive Detection Standard (“APSS 6.2”) is currently in process. Testing is also underway to satisfy ECAC’s EDSCB Standard C2 and C3 Explosive Detection Standard (“EDSCB C2/3”). If we do not succeed at obtaining APSS 6.2 or EDSCB C2/3 certification, market acceptance of our products could be materially limited.
Additionally, even if we do obtain APSS 6.2 certification, we cannot guarantee that there will be sufficient demand from the TSA for our products due to the unique acquisition cycle for security scanners. The TSA replaces security scanners approximately every five to eight years, and once a scanner enters into use at an airport facility, the TSA will generally not upgrade or replace it until the end of this time period. As a result of this acquisition cycle, if obtaining APSS 6.2 certification takes longer than we expect or our competitors are more successful at soliciting purchases from the TSA, our financial performance may be harmed, and we may not be able to achieve or maintain profitability in the future.
We are in the early stages of commercialization and our fixed gantry technology may never achieve significant commercial market acceptance.
Many of our potential customers may be reluctant to use our fixed gantry technology. Market acceptance will depend on many factors, including our ability to convince potential customers of the advantages of our technology as compared to rotating gantry systems. Most potential customers have limited knowledge of, or experience with, our products. Additionally, any failure of our technology or related products to meet customer expectations could result in customers choosing to retain their existing products or to adopt systems other than ours. If our products fail to gain significant acceptance in the marketplace and we are unable to acquire customers, we may never generate sufficient revenue to achieve or sustain profitability.
If we fail to properly manage our anticipated growth, our business could suffer.
We intend to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our commercialization and development goals.
To achieve our goals, we must successfully increase manufacturing output to meet potential expected customer demand. In the future, we may experience difficulties with manufacturing, quality control, component supply, inventory, distribution and shortages of qualified personnel, among other problems. These problems could result in delays in availability of our scanner systems and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenue.
Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure.
In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

We have limited experience commercializing our products or technology, which makes it difficult to evaluate our prospects and predict our products’ future performance.
Our operations to date have been focused on developing and commercializing our technologies and products. There can be no assurance that we will be able to timely achieve market acceptance for our products in the future. We have limited experience developing our products and technology for commercial use, conducting sales and marketing activities at scale and managing customer support at the commercial level. Consequently, predictions about our future success or viability are highly uncertain and hard to predict as a result of the development stage of our products and our limited history commercializing our technologies or products. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of commercialization.
Further, we are transitioning from a company with a focus on research and development to a company capable of supporting both research and development and commercial activities, and we may not be successful in this transition. We have encountered in the past, and will encounter in the future, risks and uncertainties, delays and scientific setbacks frequently experienced by development stage companies with limited operating histories in competitive and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, commercialization activities, are incorrect or change, or if we do not address these risks, delays or uncertainties successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.
Our sales will depend in part on our ability to establish and maintain confidence in our long-term business prospects among customers and others within our industry.
Customers may be less likely to purchase our products if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers and other parties with respect to our liquidity and long-term business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our products, uncertainty regarding fixed-gantry technology, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Some of these factors are largely outside of our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future.
If we are not able to establish our brand or reputation as an industry leader, our business and operating results may be adversely affected.
We believe that developing a reputation as a leader in security screening is critical to our ability to attract new customers and distribution partners. The successful promotion of our brand will depend on multiple factors, including our marketing efforts, our ability to deliver a superior customer experience and develop high-quality features for our products and our ability to successfully differentiate our products from those of our competitors. Our brand promotion activities may not be successful or yield increased revenue. Additionally, the performance of our distribution partners may affect our brand and reputation if customers do not have a positive experience with our products as implemented by our distribution partners or with the implementation generally. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and markets and as more sales are generated through our distribution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and reputation, our business and operating results may be adversely affected.

If our customers are unable to implement our products successfully, or if we fail to effectively train our customers in installation of our products, customer perceptions of our products may be impaired or our reputation and brand may suffer.
Some of our customers may experience difficulties implementing our products. If our customers are unable to implement our products successfully, customer perceptions of our products may be impaired or our reputation and brand may suffer.
Any failure by our customers to appropriately implement our products or any failure of our products to effectively integrate and operate within our customers’ operating environments could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation and harm our financial results.
Successful deployment and operation of our products depend on the knowledge and skill of the customer security personnel or implementation contractors charged with setting up, configuring, monitoring, and troubleshooting the equipment in their own environment. Many of our customers may experience relatively high turnover in their security personnel, creating opportunities for knowledge and skill gaps that can result in configuration, sensitivity setting, or operational errors that allow prohibited threats into customer facilities. In these situations, customers can perceive that our products have failed to perform as designed until and unless we have been able to demonstrate otherwise. There can be no assurance that we or our implementation partners will successfully isolate and identify failures due to customer error in the future, and this could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation and harm our financial results.
Our customers will depend in large part on customer support delivered by us to resolve issues relating to the use of our products. However, even with our support, our customers will be ultimately responsible for effectively using our products and ensuring that their staff is properly trained in the use of our products. We will also need to develop customer success and support organizations, including the engagement and training of third-party contractors. It can take significant time and resources to recruit, hire and train qualified technical support and service employees and contractors. We may not be able to keep up with demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers may be negatively impacted, and our customers’ satisfaction with our products may be adversely affected. Additionally, in unusual circumstances, if we were to need to rely on our sales engineers to provide post-sales support while we are growing our service organization, our sales productivity may be negatively impacted. Accordingly, any failure by us to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.
We have no experience to date in manufacture of our security scanners at commercial scale.
We cannot provide any assurance as to whether we will be able to develop efficient, low-cost production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our security scanner systems on a commercial scale. Even if we are successful in developing high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges may also arise as we ramp up production of our security scanner systems, and it will be important that we address them promptly while continuing to control our manufacturing costs. If we are not successful in doing so, or if we experience issues with our manufacturing process improvements, we could face delays in establishing and/or sustaining production or be unable to meet our related cost and profitability targets.

We face intense competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.
Our business is highly competitive, and we compete with larger companies with greater name recognition, financial resources and a larger technical staff. Our competitors include L3 Harris, Smiths Detection, Analogic Corporation and IDSS Corp. The markets in which we plan to operate are characterized by rapidly changing customer needs and technology and our success depends on our ability to invest in and develop products that address such needs. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or technologies or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel, or be willing to accept more risk or lower profitability in competing for contracts.
Some of our competitors have made or could make acquisitions of businesses or establish agreements among themselves or third parties, which could allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions or arrangements, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote more significant resources to bring these products and services to market, initiate or withstand substantial price competition, develop and expand their product and service offerings more quickly than we do or limit our access to certain suppliers. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins and loss of market share. Further industry consolidation may also impact customers’ perceptions of the viability of smaller or even mid-size security system companies and consequently customers’ willingness to purchase from such companies.
If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.
The sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with theirs or may bundle them with other products. Additionally, currency fluctuations in certain countries and regions may negatively impact prices that partners and customers are willing to pay in those countries and regions. We cannot be certain that we will be successful in developing and introducing new products with enhanced functionality on a timely basis, or that our new product offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain positive gross margins and achieve profitability.
If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, these failures or errors could result in injury or loss of life, which could harm our brand and reputation and have an adverse effect on our business and results of operations.
If our products fail or are perceived to fail to detect and prevent attacks or if our products fail to identify and respond to new and increasingly complex and unpredictable methods of attacks, our business and reputation may suffer. There is no guarantee that our products will detect and prevent all attacks, especially in light of the rapidly changing security landscape to which they must respond, as well as unique factors that may be present in our customers’ operating environments. Additionally, our products may falsely detect items that do not actually represent threats. These false positives may impair the perceived reliability of our products, and may therefore adversely impact market acceptance of our products, and could result in negative publicity, loss of customers and sales and increased costs to remedy any problem.
Our products, which are complex, may also contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in the future in new or enhanced products after commercial release. Defects may result in increased vulnerability to attacks, cause our products to fail to detect security threats, or temporarily interrupt our products’ ability to screen visitors in a customer’s location. Any errors, defects, disruptions in service or other performance problems with our products may damage our customers’ business and could harm our reputation. If our products fail to detect security threats for any reason, including failures due to customer personnel or security processes, it may result in significant costs, the attention of our key personnel could be diverted, our customers may delay or withhold payment to us or cause other significant customer relations problems to arise.
We may also be subject to liability claims for damages related to errors or defects in our products. For example, if our products fail to detect weapons or explosive devices that are subsequently used by terrorists, criminals or unbalanced individuals to cause casualties at a customer’s premises, we could incur financial damages and our reputation could also be significantly harmed. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and operating results. Although we have limitation of liability provisions in our terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries.
Our future products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.
Our security scanners are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products or claims from distribution partners, customers, or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to our reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.
We will include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or applicable laws in existence or enacted in the future.
The sale and support of our products entails the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to attract new customers.
If the general level of security threats and attacks declines, or is perceived by our potential customers to have declined, our business could be harmed.
If security threats were to decline, or enterprises or governments perceived that the general level of security threats has declined, our ability to attract customers could be materially and adversely affected. A reduction in the threat landscape could increase our sales cycles and harm our business, results of operations and financial condition.
Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales.
The timing of certain large volume opportunities is expected to impact our results from quarter to quarter. In addition, the sales cycle can last several months from initial engagement to contract negotiation and execution, culminating in delivery of our products to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for both larger volume sales as well as sales to customers in certain market segments. Customers may also require additional internal approvals or seek to pilot our products for a longer trial period before deciding to purchase our solutions. As a result, the timing of individual sales can be difficult to predict. Sales may occur in a quarter subsequent to when anticipated, or not occur at all, which can significantly impact our quarterly financial results and make it more difficult to meet market expectations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition.”
In addition to the sales cycle-related fluctuations noted above, our financial results, including deferred revenue, are expected to vary as a result of numerous factors, many of which are outside of our control and may be difficult to predict, including:
•
our ability to attract and retain new customers;

•
unforeseen changes or delays in our supply chain or third-party manufacturing partners;

•
our ability to expand into adjacent and complementary markets;

•
changes in customer or distribution partner requirements or market needs;

•
changes in the growth rate of the security inspection and scanning market;

•
the timing and success of new product introductions by us or our competitors, or any other change in the competitive landscape of the security inspection and scanning market, including consolidation among our customers or competitors or significant price competition;

•
a disruption in, or termination of, any of our relationships with distribution partners;

•
our ability to successfully expand our business globally;

•
changes in our pricing policies or those of our competitors;

•
changes in financial markets or macroeconomic conditions, including, for example, due to the effects of the ongoing recession or slow economic growth in the United States and abroad, rising inflation and interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflict involving Russia and Ukraine, and acts of terrorism;

•
general economic conditions in our markets, including recessionary pressures;

•
future accounting pronouncements or changes in our accounting policies or practices;

•
the amount and timing of our operating costs, including cost of goods sold;

•
the impact of the COVID-19 pandemic and the emergence of new variants or a future outbreak of disease or similar public health concern on our customers, partners, employees, and supply chain; and

•
increases or decreases in our revenue and expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
If we are unable to acquire new customers, our future revenues and operating results will be harmed. Likewise, potential customer turnover in the future, or costs we incur to retain customers, could materially and adversely affect our financial performance.
Our success depends on our ability to acquire new customers in new and existing markets, and in new and existing geographic markets. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The security scanning market is competitive and many of our competitors have substantial financial, personnel and other resources that they utilize to develop solutions and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the size of our prospective customers’ security budgets, the availability of government funding, the utility and efficacy of our existing and new products, whether proven or perceived, the perceived need for security inspection and scanning systems outside of airports and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.

While our immediate focus is on the United States market, our long-term success in part depends on our ability to acquire new customers outside the United States. If we are unable to attract a sufficient number of new customers outside the United States, we may be unable to generate future revenue growth at desired rates in the long term.
If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.
We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.
New products, as well as enhancements to our existing products, could fail to attain sufficient market acceptance for many reasons, including:
•
delays in releasing new products, or product enhancements;

•
failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•
inability to protect against new types of attacks or techniques used by terrorists or other threat sources;

•
defects in our products, errors or failures of our products;

•
negative publicity or perceptions about the performance or effectiveness of our products;

•
introduction or anticipated introduction of competing products by our competitors;

•
installation, configuration, sensitivity setting, or usage errors by our customers; and

•
easing or changing of regulatory requirements at the federal, state, and/or local levels related to security or other aspects of our business.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.
While we continue to invest significant resources in research and development to enable our products to continue to address the security risks that our customers face, the introduction of products embodying new technologies could also render our existing products or services obsolete or less attractive to customers. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.
A portion of our revenue will be generated by sales to government entities and such sales are subject to a number of challenges and risks.
Selling to government entities can be highly competitive, expensive, and time-consuming, and often requires significant upfront time and expense without any assurance that it will win a sale. Government demand and payment for our solutions may also be impacted by changes in fiscal or contracting policies, changes in government programs or applicable requirements, the adoption of new laws or regulations or changes to existing laws or regulations, public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Accordingly, sales of our products to government entities may be more challenging than selling to commercial organizations, especially given extensive certification, clearance and security requirements. Government agencies may have statutory, contractual or other legal rights to terminate contracts with us or distribution partners. Further, in the course of providing our solutions to government entities, our employees and those of our distribution partners are exposed to sensitive government information. Any failure by us or our distribution partners to safeguard and maintain the confidentiality of such information could subject us to liability and reputational harm, which could materially and adversely affect our results of operations and financial performance. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit may cause the government to shift away from our solutions and may result in a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results or operations.
We are subject to the U.S. government’s security requirements for our facility and personnel security clearances, which are prerequisites to our ability to perform on contracts for the TSA.
A facility security clearance is required for a company to perform on certain contracts for the TSA. Security clearances are subject to regulations and requirements including such requirements as those contained in the National Industrial Security Program Operating Manual (the “NISPOM”), which specifies the requirements for the protection of classified information released or disclosed in connection with U.S. Government contracts. The Defense Counterintelligence and Security Agency (“DCSA”) manages the facility clearance process under the NISPOM and conducts various facility audits and inspections throughout the life cycle of a respective facility clearance.
The U.S. government requires certain facility and personnel security clearances to perform classified U.S. government business. Any facility not staffed by appropriately cleared personnel, and/or that fails a DCSA inspection places the facility clearance and the ability to perform TSA contracts in jeopardy. As such, we must comply with the requirements of the NISPOM and other applicable U.S. government industrial security regulations. If we were to violate the terms and requirements of the NISPOM or such industrial security regulations (which apply to it under the terms of TSA contracts, if any), or if one or more of our facilities or personnel security clearances is invalidated or terminated, we may not be able to enter into TSA contracts, which could adversely affect our revenues. Failure to comply with the NISPOM or other security requirements may result in loss of access to classified information and subject us to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government, which could have an adverse effect on our business and cause reputational harm.
Our operating results may be harmed if we are required to collect sales and use or other related taxes for our products in jurisdictions where we have not historically done so.
Taxing jurisdictions, including state, local and foreign taxing authorities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. One or more states, localities or countries may seek to impose additional sales or other tax collection obligations on us. It is possible that we could face sales tax audits and that such audits could result in tax-related liabilities for which we have not accrued. A successful assertion that we should be collecting additional sales or other taxes on our products in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business and operating results.
In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations (such as the recent United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations), including those relating to income tax nexus, jurisdictional mix of profits at varying statutory tax rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made

We may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.
We may in the future acquire or invest in, businesses, products, or technologies that we believe could complement or expand our business, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of any future acquisitions or anticipated benefits may not transpire. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.
There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, products, services and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:
•
unanticipated costs or liabilities associated with the acquisition;

•
incurrence of acquisition-related costs, which would be recognized as a current period expense;

•
inability to generate sufficient revenue to offset acquisition or investment costs;

•
inability to maintain relationships with customers and partners of the acquired business;

•
difficulty of incorporating acquired technology and rights into our business and of maintaining quality and security standards consistent with our brand;

•
delays in customer purchases due to uncertainty related to any acquisition;

•
the potential loss of key employees;

•
use of resources that are needed in other parts of our business and diversion of management and employee resources;

•
inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

•
use of substantial portions of our available cash and equity or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential shareholder suits or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process or new regulatory restrictions at the federal, state, or local levels. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations and financial condition.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.
Risks Related to Reliance on Third Parties
We will rely on distribution partners to generate a portion of our revenue, both in the United States and in emerging international markets which are generally slower to develop. If we fail to maintain successful relationships with our distribution partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited, and our business, financial position and results of operations will be harmed.
In addition to a direct sales force, we will rely on our distribution partners to sell our products. We will provide our distribution partners with specific training and programs to assist them in selling and supporting our products, but there can be no assurance that these steps will be effective. In addition, our distribution partners may be unsuccessful in marketing, selling, and supporting our products.
If we are unable to develop and maintain effective sales incentive programs for our third-party distribution partners, we may not be able to incentivize these partners to sell our products to customers. Our agreements with our distribution partners are generally non-exclusive and these partners may also market, sell and support products that are competitive with us and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of ours or may cease selling our products altogether. Our distribution partners may cease or de-emphasize the marketing of our products with limited or no notice and with little or no penalty. Our agreements with our distribution partners may generally be terminated for any reason by either party with advance notice. It cannot be certain that we will retain these distribution partners or that we will be able to secure additional or replacement distribution partners. The loss of one or more of our significant distribution partners could harm our operating results. In addition, any new distribution partner requires extensive training and may take several months or more to achieve productivity. Our distribution partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distribution partners misrepresent the functionality of our products to customers or violate laws or our corporate policies.
If we fail to effectively manage our existing distribution partners, or if our distribution partners are unsuccessful in fulfilling orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality distribution partners in each of the regions in which we will sell products and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed. The termination of our relationship with any significant distribution partner may also adversely impact our sales and operating results.
Increases in component costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.
We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties, both foreign and domestic. Generally, our third-party contract manufacturers contract directly with component suppliers, and we rely on our contract manufacturers to manage their supply chains. If our contract manufacturers experience any supply chain disruptions or our relationships with our contract manufacturers terminate, we could experience delays, which could negatively impact our business, customer relationships, and margins. We also source some materials and components directly from suppliers. While most components and materials for our products are available from multiple suppliers, certain of those items are only available from limited or sole sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and may not be successful in doing so on terms acceptable to it, or at all. As a result, the loss of a limited or sole source supplier could adversely affect our manufacturing capacity, and relationships with our customers, as well as our results of operations and financial condition.
We depend on a third-party contract manufacturer for the production of several key components in our products. While there are several potential manufacturers for most of these components, replacement of key manufacturers of our sources and detectors may require substantial design considerations to effect. We are seeking to expand and diversify our contract manufacturer relationships, our current reliance on one contract manufacturer involves several risks, including:
•
unexpected increases in manufacturing and repair costs;

•
inability to control the quality and reliability of finished products;

•
inability to control delivery schedules;

•
potential liability for expenses incurred by the third-party contract manufacturer in reliance on our forecasts that later prove to be inaccurate;

•
potential lack of adequate capacity to manufacture all of part of the products we require;

•
the occurrence of unforeseen force majeure events; and

•
potential labor unrest or unavailability affecting the ability of the third-party manufacturers to produce our products.

If our third-party contract manufacturers experience a delay, disruption, or quality control problems in their operations or if the third-party contract manufacturers do not renew or terminate our agreement with them, our operations could be significantly disrupted and our product shipments could be delayed. Qualifying new manufacturers and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products or components to our standards is time consuming. In addition, there is no assurance that contract manufacturers can scale their production of our products or components at the volumes and in the quality that we require. If contract manufacturers are unable to do these things, we may have to move production for the products or components to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially adversely affected.
As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional and significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our third-party contract manufacturers to be responsible for penalties assessed on us because of excessive failures or warranty claims, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which creates additional risk of liability for potential failures of our products.
In addition, increases in the prices charged by third-party contract manufacturers may have an adverse effect on our results of operations, as we may be unable to find a contract manufacturer who can supply us at a lower price. As a result, the loss of a limited or sole source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.
We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.
We incorporate technology and components from third parties into our products. We cannot be certain that our suppliers and licensors are not infringing the intellectual property rights of third parties or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which it may sell our products. We may not be able to rely on indemnification obligations of third parties if some of our agreements with our suppliers may be terminated for convenience by them. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements on commercially reasonable terms, our ability to develop and sell products services containing such technology could be severely limited, and our business could be harmed. Disputes with suppliers and licensors over uses or terms could result in the payment of penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition, and results of operation. Additionally, if we are unable to obtain necessary technology and components from third parties, including certain sole suppliers, we may be forced to acquire or develop alternative technology or components, which may require significant time, cost and effort and may be of lower quality or performance standards. This would limit or delay our ability to offer new or competitive products and increase our costs of production. If alternative technology or components cannot be obtained or developed, we may not be able to offer certain functionality as part of our products,. As a result, our margins, market share and results of operations could be significantly harmed.
The U.S. federal government has “march-in rights” under our Cooperative Research and Development Agreement (“CRADA”) with the Department of Homeland Security.
We have entered into a CRADA with the Department of Homeland Security. The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and

Trademark Law Amendments Act, or Bayh-Dole Act, including a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.
In addition, the United States government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States manufacturers may limit our ability to contract with non-United States product manufacturers for products covered by such intellectual property. Any exercise by the government of any of the foregoing rights could harm our competitive position, business, financial condition, results of operations and prospects.
Our use of “open source” software could subject our proprietary software to general release, negatively affect our ability to offer our products and subject us to possible litigation.
We have used “open source” software in connection with the development and deployment of our software products, and we expect to continue to use open source software in the future. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available all or part of the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.
Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future.
Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code. Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our products depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our products. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property
Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.
Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. We maintain a program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited.
It cannot be certain that any patents will issue from any patent applications that we may file, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We cannot be certain that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms. We cannot be certain that such third parties will maintain such software or continue to make it available. If we are unable to maintain sufficient intellectual property protection for our proprietary technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technologies similar or identical to ours, and our ability to successfully commercialize our technologies may be impaired.
While we take steps to protect our intellectual property, the steps we take may be inadequate to prevent infringement, misappropriation, or other violations of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our patents or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.
We may be required to spend significant resources to monitor and protect our intellectual property rights. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our products and offerings, impair the functionality of our products and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our products and offerings, or injure our reputation.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business and operating results.
Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers or distribution partners, whom we typically indemnify against claims that our products infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. If we do infringe a third party’s rights and are unable to provide a sufficient workaround, we may need to negotiate with holders of those rights to obtain a license to those rights or otherwise settle any infringement claim as a party that makes a claim of infringement against us may obtain an injunction preventing us from shipping products containing the allegedly infringing technology. As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.
Future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.
An adverse outcome of a dispute may require us to:
•
pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights

•
make substantial payments for legal fees, settlement payments or other costs or damages;

•
cease selling, making, licensing or using products that are alleged to infringe or misappropriate the intellectual property of others;

•
expend additional development resources to attempt to redesign our products or otherwise develop non-infringing technology, which may not be successful;

•
enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights;

•
take legal action or initiate administrative proceedings to challenge the validity and scope of the third-party rights or to defend against any allegations of infringement; and

•
indemnify our partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition, and results of operations.
Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.
Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisors, suppliers, distribution partners, and customers. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Further, despite these efforts, these arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our technologies that we consider proprietary. In addition, if others independently develop equivalent knowledge, methods, and know-how, we would not be able to assert trade secret rights against such parties. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective.
Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property and enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Risks Related to Management and Employees
We are dependent on the continued services and performance of our senior management and other employees.
Our future performance depends on the continued services and contributions of our senior management, particularly Dolan Falconer, our Chief Executive Officer, and other employees to execute on our business plan and to identify and pursue new opportunities and product innovations. Additionally, we do not currently have a Chief Financial Officer. We are searching for a Chief Financial Officer, which may prove difficult and may take an extended period of time due to the competition to hire from a limited pool of qualified candidates. Currently, we do not maintain insurance for any of our executive officers or employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and employees. Our senior management and employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of the services of our senior management, particularly Mr. Falconer, or other employees for any reason could significantly delay or prevent our development or the achievement of our strategic objectives and harm our business, financial condition, and results of operations.
Our management has limited experience as executive officers of a public company.
Our executive officers have limited experience in the executive management of a publicly traded company, including in the areas of regulatory reporting oversight and investor and public relations. Further, we are looking for but does not currently have a chief financial officer or general counsel.
Our executive management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws, as well as additional responsibilities regarding investor and public relations as management of a public company. Their limited experience in dealing with the increasingly complex laws and external relations pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time will be devoted to these activities which will result in less time being devoted to the management and growth of our business. In addition, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of publicly traded companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards and disclosure required of a publicly traded company in the United States may require costs greater than expected. We expect that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
We are dependent on our ability to successfully hire, train, manage and retain qualified personnel, especially those in sales and marketing and research and development.
Our ability to successfully pursue our growth strategy will also depend on our ability to attract, motivate and retain our personnel. We face escalating compensation demands from new and prospective employees, as well as intense competition for these employees from numerous other companies, and we cannot ensure that we will be able to attract, motivate and/or retain additional qualified employees in the future. If we are unable to attract new employees and retain our current employees, we may not be able to adequately develop and maintain new products, or market our existing products at the same levels as our competitors and it may, therefore, lose customers and market share. our failure to attract and retain personnel, especially those in sales and marketing, research and development and engineering positions, could have an adverse effect on our ability to execute our business objectives and, as a result, our ability to compete could decrease, our operating results could suffer and our revenue could decrease. Even if we are able to identify and recruit a sufficient number of new hires, these new hires will require significant training before they achieve full productivity and they may not become productive as quickly as we would like, or at all.
If we do not effectively hire, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.
We will depend significantly on our sales force to attract customers. As a result, our ability to grow our revenue will depend in part on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States and, to a more limited extent, internationally. We expect to expand our sales and marketing personnel and will face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We will invest significant time and resources in training new sales force personnel to understand our products and our growth strategy. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our growth strategy.
Risks Related to Regulation and Litigation
Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.
We are subject to numerous state, federal and international laws and directives and regulations that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. We operate in a highly regulated market which may expose us to increased compliance risk. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.
We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.
Our security scanner systems are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of our security scanner systems must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.
In addition, changes to our security scanner systems, or changes in applicable export control, import or economic sanctions laws and regulations, may create delays in the introduction and sale of our products or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of our products, as well decreasing our ability to export or market our products to potential customers. Any decreased use of our products or limitation on our ability to export or market our products could adversely affect our business, prospects, results of operations and financial condition.
Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our revenues and profitability.
We are subject to a variety of laws and regulations in the U.S., at the federal, state and local levels and abroad relating to data privacy and security. These laws and regulations are complex, constantly evolving, and may be subject to significant change in the future. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in new and rapidly evolving areas of technology, and may differ in material respects among jurisdictions, interpreted and applied inconsistently among jurisdictions or in a manner that is inconsistent with our current policies and practices, all of which can make compliance challenging and costly, and expose us to related risks and liabilities.
The overarching complexity of data privacy and security laws and regulations around the world poses a compliance challenge that could manifest in costs, damages or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls, or the breach of applicable data privacy and security requirements by us, our employees, our business partners (including our service providers, suppliers or subcontractors) or our customers. We also expect that there will continue to be new proposed laws, regulations and industry standards concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws, regulations or standards, may have on our business. Any failure or perceived failure by us, our service providers, suppliers, subcontractors or other business partners to comply with applicable laws, regulations, our public privacy policies and other public statements about data privacy and security and other obligations in these areas could result in regulatory or government actions lawsuits against us (including civil claims, such as representative actions and other class action-type litigation), legal liability, monetary penalties, fines, sanctions, damages and other costs, orders to cease or change our processing of data, changes to our business practices, diversion of internal resources, and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations. We may also incur substantial expenses in implementing and maintaining compliance with such laws, regulations and other obligations.
We may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert management’s attention, and materially harm our business, results of operations, cash flows and financial condition.
From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labor and employment, health and safety, environmental claims, commercial disputes and other matters that could adversely affect our business, results of operations, cash flows and financial condition.
Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant, even if we achieve favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop manufacturing or selling our security scanner systems in some or all markets, all of which could negatively affect our sales and revenue growth and adversely affect our business, prospects, results of operations, cash flows and financial condition.
Risks Related to Indebtedness and Other Liabilities
We have a substantial accrued payroll tax liability of approximately $6.0 million as of June 30, 2024. There is no guarantee we can resolve this liability to the satisfaction of the IRS.
As of June 30, 2024, approximately $6.0 million of employee and employer payroll taxes and associated interest and penalties have been accrued but not remitted to the IRS by us. These accruals are for payroll from the first quarter of 2017 until and including the second quarter of 2023. We have commenced payment of payroll taxes for current periods. In order to mitigate the risks or consequences of this liability, we have proactively approached the IRS and are actively discussing a settlement with them. However, there can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may have not sufficient funds available for. Our obligation to pay past due payroll taxes, interest and penalties may prevent us from executing on our business plan. In addition, willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against us and our management for failure to remit payroll taxes to the IRS.
We face risks related to our indebtedness.
As of June 30, 2024, we had total outstanding liabilities of $157.7 million, which consisted primarily of short-term indebtedness. We had no working capital. Much of our indebtedness was originally long-term, but is in default and therefore is classified as short term. Our leverage (including additional indebtedness that we might incur in the future) could have significant consequences to us, including:
•
The majority of our indebtedness is secured by the Company’s assets and is in default and as such our creditors could execute against the Company’s assets which would prevent us from doing business;

•
exposing us to the risk of increased interest rates as our borrowings under our current debt instruments are at (and any borrowings in the future might be at) variable rates;

•
making it more difficult for us to make payments on our debt;

•
limiting our ability to pay future dividends;

•
increasing our vulnerability to downturns in our business, the security screening industry or the general economy and limiting our flexibility in planning for, or reacting to, changes in our business;

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

•
restricting us from making strategic acquisitions;

•
requiring us to comply with financial and operational covenants as well as liquidity and leverage covenants, restricting us, among other things, from placing liens on our assets, making investments, incurring debt, making payments to our equity or debt holders and engaging in transactions with affiliates;

•
limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, business development, product development, debt service requirements, acquisitions, and general corporate or other purposes;

•
preventing us from taking advantage of business opportunities as they arise or successfully carrying out our business plans; and

•
placing us at a competitive disadvantage compared to our competitors who may be less leveraged.

Consequences of the indebtedness that we have borrowed (and any indebtedness that we might borrow in the future) may require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund operations, capital expenditures, and future business opportunities. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all. Further, our ability to issue additional debt could be adversely affected by other factors, including market conditions. Our failure to comply with financial covenants or other restrictions contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations and could further exacerbate the risks to our financial condition described above. Upon the occurrence of an event of default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.
All of our indebtedness is secured and we have pledged all of our current and future assets to each of our creditors, which includes the intellectual property that we have licensed and cannot operate our business without. One of these creditors (Catalytic Holdings I, LLC) has an unsatisfied judgment against the Company, as described below.
If any of our creditors execute against the assets of the Company that have been pledged as collateral, this could prevent the Company from continuing in business.
Seaport has agreed with both Mars and ScanTech to exchange its current secured promissory note for long-term senior secured debt upon the consummation of the business combination. The agreements with Seaport will impose operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities or otherwise negatively impact our business.
On September 25, 2024, Steele and Seaport agreed to material economic arrangements under the Credit and Security Agreement that provides for the exchange of its existing indebtedness, including principal and accrued interest, for a senior secured term loan totaling $3,000,000 for 36 months and a senior secured term loan totaling $14,296,909 for 60 months, respectively effective upon the closing of the Business Combination Agreement. All outstanding principal and accrued and unpaid interest is due and payable in full on the Maturity Date. Interest shall accrue at a fixed per annum rate of 9.00%. The aggregate principal amount of the term loan, including any additional advances, plus all other permitted indebtedness, shall not exceed $20,000,000 on the Closing Date without the prior written consent of all of the parties.
On September 25, 2024, Seaport and Steele also agreed to material economic arrangements under the intercreditor agreement that provides for certain governance and intercreditor relationship agency between Seaport and Steele, both as senior lenders to Pubco, to take effect simultaneous to the consummation of the business combination.
The above mentioned agreements with Seaport will impose operating and financial restrictions on us. These restrictions will limit our ability to, among other things, incur additional indebtedness, create additional liens on our assets, make certain investments and dispose of assets, subject, in each case, to various exceptions and conditions to be described in the agreements with Seaport. The negative covenants will also restrict the ability of ScanTech to make certain restricted payments, including the payment of dividends and the repurchase of common stock.
As a result of these restrictions, each of which will be subject to certain exceptions and qualifications, we may be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. We cannot assure you that we will be able to maintain compliance with these covenants or that, if we fail to do so, that we will be able to obtain waivers from Seaport and/or amend the covenants.

Pubco’s failure to comply with these restrictive covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of the payment of all of our indebtedness to Seaport and the exercise by Seaport of certain rights to be set forth in the agreements with Seaport. This could have an adverse effect on Pubco’s ability to operate its business, as well as Pubco’s results of operations and financial condition.
We have an outstanding judgment against us, which could result in us losing certain of our assets.
Catalytic Holdings I, LLC has an unsatisfied judgment of $1,563,796 (plus 12% interest per annum, accruing from October 6, 2020). This judgment was issued in September 2023 in connection with a judgment issued against the Company related to unpaid indebtedness.
Other Risk Factors
We have identified a material weakness in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the years ended December 31, 2023, and 2022, we concluded that there was a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Specifically, we concluded that during the years ended December 31, 2023, and 2022, our disclosure controls and procedures were not effective due to a material weakness in our internal controls over financial reporting related to valuation of matters associated with accounting for warrants, derivatives and unit-based compensation awards, particularly as’ they relate to management's process for developing the estimates, their application of the appropriate methodologies utilized, their evaluation of the completeness and accuracy of the underlying data utilized in deriving the estimates, and the appropriateness and support of the projected cash flow information. We have also identified material weakness in the complete identification and legal and accounting interpretation of the complex terms in historical legal documents, including those related to debt and equity arrangements, revenue arrangements with our customer, as well as other documents including consulting and vendor contractual arrangements of services provided and legal judgments. Additionally, we identified a material weakness around the lack of appropriate approvals around related party transactions. Generally, our internal controls over financial reporting, including those related to the financial reporting close process, technical accounting interpretations and the booking of such balances, and the review and approval of journal entries, are also an identified material weakness.
While we expect to implement, measures that we believe will address this control weakness, we continue to develop our internal controls, processes and reporting systems by, among other things, hiring qualified personnel with expertise to perform specific functions, and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. We plan to remediate the identified material weakness by hiring financial consultants and expect to hire additional accounting staff to complete the remediation. We expect to incur additional costs to remediate this weakness, primarily personnel costs and external consulting fees. We may not be successful in implementing these systems or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weakness in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, if we identify additional material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.
Our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley

Act. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses might have been identified. If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business. We will not expect to be subject to the requirements of Section 404 of the Sarbanes-Oxley Act until after the effectiveness of the merger.
Pubco will be required to implement an effective system of internal control over financial reporting. If it fails to implement and maintain an effective system of internal control, or if it experiences material weaknesses in the future, Pubco may be unable to accurately or timely report its financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect the market price of its stock, its ability to enter into or consummate certain transactions, and its compliance with applicable securities laws and securities exchange listing requirements.
ScanTech has not, to date, implemented an effective system of internal control over financial reporting and is not currently required to comply with the rules of the SEC with respect to internal control over financial reporting or to periodically assess of the effectiveness of its system of internal control over financial reporting.
As a public company, Pubco and its consolidated subsidiaries (including ScanTech) will be required to adopt and implement a system of internal control over financial reporting, and to regularly monitor and periodically report on the effectiveness of the system, as well as its disclosure controls and procedures. If Pubco fails to implement and maintain an effective system of internal control, or if it experiences material weaknesses, Pubco may be unable to accurately or timely report its financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect the market price of its stock, its ability to enter into or consummate certain transactions, and its compliance with applicable securities laws and securities exchange listing requirements. Pubco will also be subject to an audit by an independent auditor under PCAOB standards.
The long-term impacts of the COVID-19 pandemic, or other similar public health developments, could have an adverse effect on our business, results of operations, and financial condition.
We face various risks and uncertainties related to the ongoing impact of COVID-19, and the possibility of other public health developments. Among other things, public health concerns may affect worldwide air travel, which may decrease the demand for security scanners. Public health concerns could also affect other industries in which we may operate, as well as our supply chain and our contract manufacturers and other service providers, and increase the cost of capital and adversely impact access to capital. We may also experience customer payment delays for our products which could negatively impact our results of operations. We may also experience some delays in installation of our products at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Because we are a pre-revenue company, delays in obtaining initial sales of our products could adversely affect our ability to attract new customers based on our performance track record.
The long-term effects of public health concerns on the global economy and on us are difficult to assess or predict and may include risks to employee health and safety, risks for the deployment of our products and reduced sales in geographic locations impacted. Any of these factors may have a material and adverse effect on our business operations and results of operations.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters or security incidents.
We may be impacted by natural disasters or other events outside of our control. If major disasters such as earthquakes, wildfires, floods, tornadoes or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and manufacturing facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. Furthermore, we could be impacted by security incidents at our facilities, which could result in significant damage to such facilities that could require us to delay or discontinue production.
Risks Related to Pubco
Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of Pubco Common Stock, which could cause you to lose some or all of your investment.
Even if Mars conducts extensive due diligence on ScanTech, Mars cannot assure you that this diligence will surface all material issues that may be present inside ScanTech, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of ScanTech and outside of Mars’ control will not later arise. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement relating to the Business Combination contained an actionable material misstatement or material omission.
Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.
Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of the Pubco Board and key personnel. Mars cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements.
It is estimated that, assuming none of the Public Shareholders redeems, pursuant to the Business Combination Agreement, Public Shareholders will own approximately 42% of the equity interests or assets of Pubco and the Insiders will own 12% of the equity interests or assets of Pubco. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.
There can be no assurance that Pubco will be able to comply with the continued listing standards of Nasdaq or any other exchange following the closing of the Business Combination.
In connection with the closing of the Business Combination, we intend to list Pubco Common Stock on Nasdaq under the symbol “STAI”. Pubco’s continued eligibility for listing may depend on the number of

Public Shares that are redeemed. If, after the Business Combination, Nasdaq delists Pubco Common Stock from trading on its exchange for failure to meet the listing standards, Pubco and its stockholders could face significant material adverse consequences including:
•
a limited availability of market quotations for Pubco’ securities;

•
reduced liquidity for Pubco’ securities;

•
a determination that Pubco Common Stock are a “penny stock” which will require brokers trading in Pubco Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pubco Common Stock;

•
a limited amount of analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Mars’ securities or, following the Closing, Pubco’ securities, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Mars’ securities prior to the Closing may decline. The market values of ScanTech’ securities at the time of the Business Combination may vary significantly from their prices on the date the BCA was executed, the date of this proxy statement/prospectus/consent solicitation, or the date on which Mars’ shareholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of Pubco’ securities could contribute to the loss of all or part of your investment. Currently, there is no public market for ScanTech’ Ordinary Shares. Accordingly, the valuation ascribed to ScanTech may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Pubco’ securities develops and continues, the trading price of Pubco’ securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Pubco’ control. Any of the factors listed below could have a material adverse effect on your investment in Pubco’ securities and Pubco’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Pubco’ securities may not recover and may experience a further decline.
Factors affecting the trading price of Pubco’ securities may include:
•
actual or anticipated fluctuations in Pubco’ quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•
changes in the market’s expectations about Pubco’ operating results;

•
success of competitors;

•
Pubco’ operating results failing to meet the expectation of securities analysts or investors in a particular period;

•
changes in financial estimates and recommendations by securities analysts concerning Pubco or the industry in which ScanTech operates;

•
operating and share price performance of other companies that investors deem comparable to Pubco;

•
Pubco’ ability to market new and enhanced products and technologies on a timely basis;

•
changes in laws and regulations affecting Pubco’ business;

•
Pubco’ ability to meet compliance requirements;

•
commencement of, or involvement in, litigation involving Pubco;

•
changes in Pubco’ capital structure, such as future issuances of securities or the incurrence of additional debt;

•
the volume of Pubco Common Stock available for public sale;

•
any major change in Pubco’ Board or management;

•
sales of substantial amounts of Pubco Common Stock by Pubco’ directors, executive officers or significant stockholders or the perception that such sales could occur; and

•
general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Pubco’ securities irrespective of Pubco’ operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Pubco’ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Pubco could depress Pubco’ share price regardless of Pubco’ business, prospects, financial conditions or results of operations. A decline in the market price of Pubco’ securities also could adversely affect Pubco’ ability to issue additional securities and Pubco’ ability to obtain additional financing in the future.
Past performance by Mars management team and their affiliates may not be indicative of future performance of an investment in Pubco.
Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Any past experience and performance of our management team or their respective affiliates is not a guarantee either: (a) that we will be able to successfully identify a suitable candidate for the Business Combination; or (b) of any results with respect to any the Business Combination we may consummate. You should not rely on the historical record of our management team’s or their respective affiliates’ performance as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward.
Pubco is dependent upon our executive officers and directors and their departure could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals. We believe that our success depends on the continued service of our executive officers and directors, at least until we have completed our business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
The Proposed Amended Charter will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between the post- combination company and its stockholders, which will restrict such stockholders’ ability to choose the judicial forum for disputes with Pubco or its directors, officers, or employees.
The Proposed Amended Charter provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of Pubco; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Pubco’s current or former directors, officers, or other employees to Pubco or its stockholders; (iii) any action or proceeding asserting a claim against Pubco or any of its current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, the Proposed Amended Charter or the bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Amended Charter or the bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of

Delaware; and (vi) any action or proceeding asserting a claim against Pubco or any of its current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Amended Charter provides that, unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. The Proposed Amended Charter further provides that any person or entity holding, owning or otherwise acquiring any interest in any of Pubco’s securities shall be deemed to have notice of and consented to these provisions.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the post- combination company, its directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, Pubco would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Amended Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and Pubco cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in the Proposed Amended Charter to be inapplicable or unenforceable in an action, Pubco may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm Pubco’s business.
Actions of stockholders could cause Pubco to incur substantial costs, divert management’s attention and resources and have an adverse effect on its business.
Pubco may, from time to time, be subject to proposals and other requests from stockholders urging Pubco to take certain corporate actions, including proposals seeking to influence its corporate policies or effect a change in its management. In the event of such stockholder proposals, particularly with respect to matters which Pubco management and board of directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, Pubco’s business could be adversely affected because responding to actions and requests of stockholders can be costly and time-consuming, disrupting its operations and diverting the attention of management and its employees. Additionally, perceived uncertainties as to Pubco’s future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and end customers.
Following the consummation of the Business Combination, Pubco will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.
Following the consummation of the Business Combination, Pubco will face increased legal, accounting, administrative and other costs and expenses as a public company that ScanTech does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require Pubco to carry out activities ScanTech does not currently conduct. For example, Pubco will adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), Pubco could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Pubco’ reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with Pubco’ status as a public company may make it more difficult to attract and retain qualified persons to serve on Pubco Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require Pubco to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
If Pubco fails to maintain effective internal control over financial reporting, the price of Pubco Common Stock may be adversely affected.
Pubco will be required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect Pubco’ public disclosures regarding its business, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in Pubco’ internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in Pubco’s internal control over financial reporting, or disclosure of management’s assessment of Pubco’s internal control over financial reporting, may have an adverse impact on the price of Pubco Common Stock.
Pubco will be a “controlled company” within the meaning of the applicable rules of the Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If Pubco relies on these exemptions, its stockholders would not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon the completion of the Business Combination, depending on the number of shares of common stock redeemed by the combined entity’s Public Shareholders, Public Shareholders will control approximately 11% of the voting power of the combined entity’s outstanding Common Stock assuming maximum redemptions, and Pubco may then be a “controlled company” within the meaning of applicable rules of Nasdaq upon the Closing of the Business Combination. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:
•
that a majority of the board consists of independent directors;

•
for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•
that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

While ScanTech does not intend to rely on these exemptions, the combined entity may use these exemptions now or in the future. As a result, Pubco’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq’s corporate governance requirements.
Risks Related to Pubco Common Stock
There will be a substantial number of Pubco Common Stock available for sale in the future that may adversely affect the market price of Pubco Common Stock.
Sales of a substantial number of Pubco Common Stock following the completion of the Business Combination in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Pubco Common Stock intend to sell Pubco Common Stock, could reduce the market price of Pubco Common Stock.
It is anticipated that, immediately upon completion of the Business Combination and before shares underlying any potential sources of dilution are issued, assuming no redemptions, Pubco will have an aggregate of 20,157,429 Pubco Common Stock issued and outstanding. It is also anticipated that there will be multiple potential sources of dilution, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim, ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan. Pubco intends to file one or more registration statements shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of Pubco Common Stock could decline.
The price of Pubco Common Stock may be volatile and may decline, resulting in a loss of some or all of your investment.
Upon consummation of the Business Combination, the trading prices of Pubco’s Common Stock is likely to be volatile and could fluctuate due to a variety of factors, including:
•
changes in the industries in which Pubco and its end customers operate;

•
developments involving post-combination company’s competitors;

•
developments involving Pubco’s suppliers;

•
actual or anticipated fluctuations in Pubco’s results of operations due to, among other things, changes in end customer demand, product life cycles, pricing, ordering patterns, and unforeseen operating costs;

•
changes in laws and regulations affecting its business, including export control laws;

•
variations in its operating performance and the performance of its competitors in general;

•
actual or anticipated fluctuations in Pubco’s quarterly or annual operating results;

•
publication of research reports by securities analysts about Pubco or its competitors or its industry or failure of securities analysts to initiate or maintain coverage of the post- combination company, changes in financial estimates or ratings by any securities analysts who follow Pubco, or failure to meet these estimates or the expectations of investors;

•
the public’s reaction to Pubco’s press releases, its other public announcements and its filings with the SEC;

•
additions and departures of executive officers or key personnel;

•
commencement of litigation involving Pubco;

•
changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•
announcements by significant end customers of changes to their product offerings, business plans, or strategies;

•
announcements by Pubco or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•
the volume of shares of Pubco’s common stock available for public sale; and

•
general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, inflation, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism or responses to these events.

These market and industry factors may materially reduce the market price of Pubco common stock regardless of the operating performance of Pubco.
Pubco does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, Pubco currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of Pubco and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
Future resales of Common Stock after the consummation of the Business Combination may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.
Pursuant to the Lock-Up Agreements and the Insider Letter Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, ScanTech’s directors and officers and certain members of ScanTech will be contractually restricted from selling or transferring any of their respective shares of Common Stock (the “Lock-up Shares”). Such restrictions begin at Closing and end at varying times, ranging from six months to three years, subject, in certain circumstances, to early release upon the achievement of certain price targets, or other events. For additional information on the lock-up periods, see the sections entitled “The Business Combination — Related Agreements — Lock-Up Agreements.”
However, following the expiration of such applicable lockup periods, the Sponsor, ScanTech’s directors and officers and the applicable members of ScanTech will not be restricted from selling shares of the post- combination company’s Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of post-combination company common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Pubco common stock. Immediately upon completion of the Business Combination (excluding the potential sources of dilution, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; (ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan), the Insiders, ScanTech’s directors and officers and the members of ScanTech will collectively beneficially own approximately 81.5% of the outstanding shares of post- combination company common stock, assuming that no additional public shareholders redeem their Public Shares in connection with the Business Combination. Assuming all of the Public Shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Insiders, ScanTech’s directors and officers and the members of ScanTech would rise to 83.9% of the outstanding shares of Pubco common stock.

The shares held by Insiders, ScanTech’s directors and officers and majority of the members of ScanTech may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreements and the Insider Letter Agreement and the Registration Rights Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the post- combination company’s share price or the market price of post-combination company common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Pubco may issue additional common stock or other equity securities, which would dilute your ownership interests and may depress the market price of Pubco Common Stock.
Pubco may issue additional common stock or other equity securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances.
Pubco’ issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:
•
Public Stockholders’ proportionate ownership interest in Pubco will decrease;

•
the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

•
the relative voting strength of each previously outstanding Public Share may be diminished; and

•
the market price of Pubco Common Stock may decline.

There may not be an active trading market for Pubco Common Stock, which would adversely affect the liquidity and price of our securities and make it difficult for you to sell Pubco Common Stock.
Prior to the consummation of the Business Combination, there has not been a public trading market for ScanTech Securities. It is possible that after this Business Combination an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your Pubco Common Stock at an attractive price or at all.
Because Pubco has no current plans to pay cash dividends on Pubco Common Stock for the foreseeable future, you may not receive any return on investment unless you sell Pubco Common Stock for a price greater than that which you paid for it.
Pubco may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of Pubco’ board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that Pubco’ board of directors may deem relevant. In addition, Pubco’ ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in Pubco Common Stock unless you sell Pubco Common Stock for a price greater than that which you paid for it. See the section entitled “Price Range of Securities and Dividends.”
Concentration of ownership among Insiders may prevent new investors from influencing significant corporate decisions.
Immediately upon completion of the Business Combination, (excluding the potential sources of dilution, such as (i) shares of Pubco Common Stock to be issued two business days following the Closing to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements; (ii) the two additional shares of Pubco Common Stock that will be issued to Public Shareholders who elect not to redeem at the Closing Redemption, the Insiders, and Maxim (while the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments), ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, pursuant to Amendment No. 4 to the Business Combination Agreement; (iii) share issuances two business days following the Closing in connection with the Polar Agreements; (iv) share issuances to Seaport Group SIBS, LLC in connection with Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (v) share issuances to Aegus Corp. in connection with the Amendment No. 4 to the Business Combination Agreement two business days following the Closing; (vi) share issuances five business days following the Closing in connection with the Roth Capital Agreement; (vii) the Earnout Shares; and (viii) the shares issuance in accordance with the Equity Incentive Plan.), the Insiders will beneficially own approximately 11.1% of Pubco’s common stock if no Public Shareholders redeem, 11.1% if 50% of the Public Shareholders redeem, and 11.4% assuming maximum redemptions. As a result, the Insiders will be able to influence all matters requiring stockholder approval, including the election of directors, amendment of the Proposed Amended Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business, or its market, or if they change their recommendations regarding Pubco’ securities adversely, the price and trading volume of Pubco Common Stock could decline.
The trading market for Pubco Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, Pubco Common Stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco change their recommendation regarding Pubco Common Stock adversely, or provide more favorable relative recommendations about Pubco’ competitors, the price of Pubco Common Stock would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.
The issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise by Pubco could dilute the ownership and voting power of post-combination company stockholders.
After completion of the Business Combination, Pubco will have 500,000,000 shares of Common Stock authorized but unissued (assuming no redemptions by our Public Shareholders of Public Shares). In addition, the Proposed Amended Charter authorizes Pubco to issue up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined by Pubco board. The Proposed Amended Charter authorizes Pubco to issue shares of Common Stock or other securities convertible into or exercisable or exchangeable for shares of Common Stock from time to time, for the consideration and on the terms and conditions established by Pubco board in its sole discretion, whether in connection with a financing, an acquisition, an investment, stock incentive plans or otherwise. Such additional shares of Common Stock or such other securities may be issued at a discount to the market price of Common Stock at the time of issuance. Pubco’s preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of Common Stock. As discussed below, the potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for Common Stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of Common Stock. Any issuance of such securities could result in substantial dilution to Pubco’s then existing stockholders and cause the market price of shares of Common Stock to decline.

Following the Business Combination, ScanTech’s business and stock price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about ScanTech, its business, or its market, or if they change their recommendations regarding Pubco Common Stock in an adverse manner, the price and trading volume of shares of Pubco Common Stock could decline.
Prior to the completion of the Business Combination, ScanTech has been a privately-held company. ScanTech’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If Pubco is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, ScanTech’s business, prospects, financial condition and operating results may be harmed.
The trading market for Pubco Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco changes its recommendation regarding ScanTech’s stock in an adverse manner, or provides more favorable relative recommendations about its competitors, the price of shares of Pubco Common Stock would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause ScanTech’s stock price or trading volume to decline.
A market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.
Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination, including a significant number of redemptions by Mars’ Public Shareholders, and general market and economic conditions. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of Pubco’s securities after the Business Combination could vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. You may be unable to sell your securities unless a market can be established or sustained.
Pubco issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other stockholders.
ScanTech expects to issue additional capital stock in the future that will result in dilution to all other stockholders. ScanTech expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. ScanTech expects to raise capital through equity financings in the future. As part of its business strategy, ScanTech may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of ScanTech Common Stock to decline.
If Pubco fails to maintain an effective system of disclosure controls and internal control over financial reporting, the price of Pubco Common Stock may be adversely affected, and our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes- Oxley Act and the rules and regulations of the applicable listing standards for the Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.
We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, when required, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our Common Stock.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If, in the future, any of these new or improved controls do not perform as expected, a potential material weaknesses of ScanTech may not be remediated or new material weaknesses may not be identified.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of shares of Pubco common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal control over financial reporting, and for certain issuers, an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or how costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In addition, although attestation requirements by our independent registered public accounting firm are not presently applicable to us, we could become subject to these requirements in the future, and we may encounter problems or delays in completing the implementation of any resulting changes to internal control over financial reporting. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of shares of Pubco common stock will be affected; however, we believe that there is a risk that investor confidence and share value may be negatively affected.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Common Stock.

EXTRAORDINARY GENERAL MEETING OF MARS SHAREHOLDERS
General
Mars is furnishing this proxy statement/prospectus/consent solicitation to its shareholders as part of the solicitation of proxies by the Mars Board for use at the Extraordinary General Meeting to be held on December 5, 2024, and at any adjournments thereof. This proxy statement/prospectus/consent solicitation is first being furnished to Mars Shareholders on or about, November 14, 2024 in connection with the vote on the proposals described in this proxy statement/prospectus/consent solicitation. This proxy statement/prospectus/consent solicitation provides Mars Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.
Date, Time and Place of Extraordinary General Meeting
The Extraordinary General Meeting will be held via live webcast at 10:00 AM, Eastern Time, on December 5, 2024 to consider and vote upon the proposals to be submitted to the Extraordinary General Meeting, including if necessary or desirable, the Adjournment Proposal. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.
The Extraordinary General Meeting can be accessed by visiting https://www.cstproxy.com/marsacquisition/egm2024, where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Extraordinary General Meeting. If you do not have a control number, please contact Continental.
Registering for the Extraordinary General Meeting
As a registered shareholder, you received a proxy card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the meeting starting at 10:00 AM, Eastern Time, on November 27, 2024. Enter the URL address into your browser https://www.cstproxy.com/marsacquisition/egm2024, enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Extraordinary General Meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the Extraordinary General Meeting by dialing 1 800-450-7155, within the U.S. and Canada, and +1 857-999-9155 outside of the U.S. and Canada (standard rates apply) when prompted enter the Conference ID: 0767613#. This is listen only, you will not be able to vote or enter questions during the meeting.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, Mars is asking holders of its Ordinary Shares:
•
To consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/consent solicitation as Annex A (with amendments thereto attached as Annexes A-1 through A-4).

•
To consider and vote upon the Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus/consent solicitation as Annex C.

•
To consider and vote upon the Advisory Charter Proposals. A copy of the Proposed Bylaws is attached to this proxy statement/prospectus/consent solicitation as Annex D.

•
To consider and vote upon the Equity Incentive Plan Proposal. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus/consent solicitation as Annex E.

•
To consider and vote upon the Director Election Proposal.

•
To consider and vote upon the Nasdaq Proposal.

•
To consider and vote upon the Adjournment Proposal, if presented at the Extraordinary General Meeting.

Recommendation of the Mars Board with Respect to the Proposals
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals and the election of each of the director nominees.
Record Date, Who is Entitled to Vote
Mars has fixed the close of business on October 24, 2024, as the Record Date for determining the shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on the Record Date, there were 4,473,432 Ordinary Shares outstanding, among the total outstanding shares, 4,473,432 are entitled to vote because the holders of 1,380,000 Rights do not have voting rights. Each Ordinary Share is entitled to one vote per share.
Quorum
On January 30, 2024, 4,818,568 Public Shares redeemed their shares in connection with the Initial Extension Meeting, as a result, there are currently 4,473,432 Ordinary Shares issued and outstanding.
A quorum of Mars Shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding Ordinary Shares, being individuals present or represented in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting), shall constitute a quorum. A quorum will be present at the Extraordinary General Meeting with 2,236,716 Ordinary Shares present. Assuming all Insiders are present at the Extraordinary General Meeting, holders of an additional 120,716 Public Shares need to be present to reach a quorum.
Abstentions and Broker Non-Votes
With respect to each proposal except the Director Election Proposal in this proxy statement/prospectus/consent solicitation, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in The Director Election Proposal, you may vote “FOR ALL” or “WITHHOLD ALL” or may withhold your vote with respect to particular nominee(s) named by you.
If a Mars Shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote and does not attend the Extraordinary General Meeting in person, then such shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposals in this proxy statement/prospectus/consent solicitation.
Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on any of the proposals.

Vote Required for Approval
The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a majority of at least two-third (2/3) of the votes cast by the holders of the issued Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
The approval of each of the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
The Required Proposals are interdependent on each other. The Advisory Charter Proposals and the Equity Incentive Plan Proposal are conditional upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Mars Shareholders do not approve each of the Required Proposals at the Extraordinary General Meeting, the Business Combination will not be consummated.
The table below demonstrates the vote standard and amounts of votes required from Insiders and Public Shareholders with respect to each of the proposals in this proxy statement/prospectus/consent solicitation.
Proposal	Approval Standard	Total Number of Ordinary Shares Required To Approve Proposal	Number of Additional Public Shares Required To Approve Proposal
Business Combination Proposal	Special Resolution	1,491,144	0
Advisory Charter Proposals	Ordinary Resolution	1,118,358	0
Equity Incentive Plan Proposal	Ordinary Resolution	1,118,358	0
Nasdaq Proposal	Ordinary Resolution	1,118,358	0
Adjournment Proposal	Ordinary Resolution	1,118,358	0
The approval of the Business Combination Proposal requires an affirmative vote of 1,491,144 Ordinary Shares. The Approval of the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an affirmative vote of 1,118,358 Ordinary Shares.
Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Business Combination. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Business Combination Proposal for it to be approved.
The approval of the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal require an affirmative vote of 1,118,358 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of these proposals. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares held by the Public Shareholders will be required to vote in favor of these proposals for them to be approved.
Voting Your Shares
Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Ordinary Shares at the Extraordinary General Meeting.
•
You Can Vote by Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Mars Board “FOR” the Business Combination Proposal, “FOR” each of the separate Advisory Charter Proposals, “FOR” Equity Incentive Plan Proposal, “FOR” the Nasdaq Proposal, and, if presented at the Extraordinary General Meeting, “FOR” the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

•
You Can Attend the Extraordinary General Meeting and Vote Online.   Mars will be hosting the Extraordinary General Meeting via live webcast. If you attend the Extraordinary General Meeting virtually, you may submit your vote at the Extraordinary General Meeting online at https://www.cstproxy.com/marsacquisition/egm2024 in which case any votes that you previously submitted will be superseded by the vote that you cast at the Extraordinary General Meeting. See “Registering for the Extraordinary General Meeting” above for further details on how to attend the Extraordinary General Meeting.

Revoking Your Proxy
Mars Shareholders may send a later-dated, signed proxy card to Mars’ Chief Executive Officer at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, New York so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place at 10:00 AM, Eastern Time, on December 5, 2024) or attend the Extraordinary General Meeting virtually or at the physical address for the Extraordinary General Meeting and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by Mars’ Chief Executive Officer prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may call Advantage Proxy, the proxy solicitor for Mars, at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com.
Vote of Insiders
All of Insiders have previously agreed to vote all of their Ordinary Shares in favor of the Business Combination and have waived any redemption rights in connection with the Business Combination.
Redemption Rights
Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for, against, or do not vote in relation to the proposed Business Combination.
Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, provided, however that such Public Shareholder must follow the procedures outlined in this proxy statement/ prospectus (including, with respect to Public Shares that are part of Units, that the Units must first be separated into component Public Shares and Rights before redeeming the Public Shares), in order to receive cash for any Public Shares such Public Shareholder intends to redeem. As of October 24, 2024, this would have amounted to approximately $11.15 per Public Share, based on the amount held in the Trust Account on such date.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.
Insiders will not have redemption rights with respect to their Ordinary Shares.
Holders of Units must elect to separate the underlying Public Shares and Public Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Rights, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests.
If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled have their shares redeemed. In such case, Mars will promptly return any shares previously delivered by Public Shareholders.
The closing price of shares of Public Shares on the Record Date was $11.05 per share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Mars cannot assure Public Shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in Mars’ securities when Mars Shareholders wish to sell their shares.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. Public Shareholders will be entitled to receive cash for their Public Shares only if they:
(1)
hold Public Shares or hold Public Shares through Units and have elected to separate their Mars Units into the underlying Public Shares and Rights prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental that Mars redeem the holder’s Public Shares for cash and (b) deliver the holder’s share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Redemption Offer
Each Public Shareholders that elects not to participate in the Closing Redemption (“Non-Redeeming Shareholders”), along with the Insiders and Maxim, will receive (i) one share Pubco Common Stock for each Ordinary Shares that is issued and outstanding upon Closing, and receive (ii) two (2) extra share of Pubco Common Stock for each Ordinary Share that is not redeemed in the Closing Redemption 90 days following the closing or such other period as may be agreed by parties to the Business Combination Agreement.
Appraisal or Dissenters’ Rights
Mars Shareholder do not have appraisal or dissenters’ rights in connection with the Business Combination or other matters to be voted upon at the Extraordinary General Meeting under the Cayman Islands Companies Act.
Proxy Solicitation Costs
Mars is soliciting proxies on behalf of the Mars Board. This solicitation is being made by mail but also may be made by telephone or in person. Mars and Mars’ directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Mars will bear the cost of the solicitation.
Mars has hired Advantage Proxy to assist in the proxy solicitation process. Mars will pay that firm a fee of $12,500 plus out-of-pocket expenses. Such fee will be paid with funds available at the Closing.
Mars will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Mars will reimburse them for their reasonable expenses.
Potential Purchases of Units, Public Shares and/or Rights
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or Mars’ securities, Mars’ Insiders, directors or officers or their respective affiliates may purchase Units, Ordinary Shares or Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Extraordinary General Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Mars’ Insiders, directors or officers has any plans to make any such purchases. Mars will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Entering into any such incentive arrangements may have a depressive effect on outstanding Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting.
The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the section entitled “Risk Factors”, “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” for more information.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL
Mars is asking its shareholders to approve, by special resolution, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus/consent solicitation in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/consent solicitation (with amendments thereto attached as Annexes A-1 through A-4) and is incorporated into this proxy statement/prospectus/consent solicitation by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Related Agreements. Mars Shareholders and other interested parties are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — Business Combination Agreement” are defined in the Business Combination Agreement.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Mars does not believe that the disclosure schedules contain information that is material to an investment decision.
The Business Combination Agreement
On September 5, 2023, the Business Combination Agreement was made and entered into by and among (1) Mars, (2) Pubco, (3) Purchaser Merger Sub, (4) Company Merger Sub, (5) ScanTech, and (6) the Seller Representative.
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the Closing, among other things, (i) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the date on which the Business Combination is consummated will be cancelled in exchange for the right of the holders to receive, with respect to each Ordinary Share that is not redeemed or converted in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity, and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (B) any ScanTech Convertible Securities will be terminated; and (iii) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Merger Consideration
The aggregate consideration to be paid to the Company Holders will be a number of shares of Pubco Common Stock with an aggregate value equal to $140.0 million minus the amount of Closing Net Debt that exceeds $20 million as set forth in the Business Combination Agreement, as amended. Under the Business

Combination Agreement, “Closing Net Debt” means (i) the aggregate amount of (A) certain specified indebtedness owed to Seaport Global Asset Management, LLC or an affiliate thereof, plus (B) the amount of a certain specified liability to the U.S. Internal Revenue Service, plus (C) up to $1,000,000 of other liabilities of ScanTech, less (ii) the amount of ScanTech’s aggregate cash and cash equivalents on hand and in bank accounts, including deposits in transit (but excluding the aggregate amount of outstanding and unpaid checks issued by or on behalf of ScanTech as of such time), in each case, on a consolidated basis and as determined in accordance with GAAP. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement and described below.
Earnout
After the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”) based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing (the “Earnout Period”). The Company Holder Participants’ right to receive the Earnout Shares will vest and become due and issuable as follows:
(i)
One-third (1/3) of the Earnout Shares will be issued to the Company Holder Participants in the event that Pubco or its subsidiaries receives the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period;

(ii)
One-third (1/3) of the Earnout Shares will be issued to the Company Holder Participants in the event that Pubco or its subsidiaries receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period;

(iii)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000);

(iv)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the EBITDA of Pubco for fiscal year 2024 is a positive number;

(v)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000); and

(vi)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000).

Notwithstanding the foregoing or anything contained herein to the contrary, in the event that any or all of Earnout Shares are not earned and issued pursuant to the above provisions, any unearned Earnout Shares (up to the maximum number of Earnout Shares) will be earned in their entirety and issued to the Company Holder Participants if any one of the following milestones is achieved:
(i)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or
(ii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or

(iii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).

Notwithstanding anything to the contrary herein, in the event of a Change of Control (as defined in the Business Combination Agreement) of Pubco during the Earnout Period, the Company Holder Participants will be entitled to receive all Earnout Shares not previously earned and issued.
Conditions to the Closing of the Business Combination
The Closing is subject to certain customary conditions, including the following mutual conditions of the parties, among other things, (i) approval by Mars’ shareholders of the Business Combination Agreement, (ii) approval by ScanTech’s members of the Business Combination Agreement, (iii) the receipt of applicable government and other third-party approvals and consents, (iv) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (v) election or appointment of members of the board in accordance with the Business Combination Agreement, (vi) the effectiveness of the Registration Statement of which this proxy statement/prospectus/consent solicitation forms a part, (vii) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (viii) completion of the Recapitalization by ScanTech prior to the Closing, and (ix) unless the Amended Mars Memorandum and Articles are approved, either Mars (immediately prior to the Closing) or Pubco (upon consummation of the Closing) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Closing Redemption and any Transaction Financing.
Mars held the Initial Extension Meeting on January 30, 2024 to vote on the proposal to amend its memorandum and articles. The proposal was approved by Mars shareholders and pursuant to the Amended Mars Memorandum and Articles, Mars extended the time to complete a business combination from February 16, 2024 until February 16, 2025, and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.
In addition, unless waived by ScanTech, the obligations of ScanTech to consummate the Transactions are subject to the satisfaction of the following Closing conditions, among others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Mars Parties being true and correct on and as of the Closing (subject to Material Adverse Effect), (ii) each of the Mars Parties having performed in all material respects its obligations and having complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing, (iii) absence of any Material Adverse Effect with respect to Mars since the date of the Business Combination Agreement, which is continuing and uncured, (iv) Pubco having amended and restated its Organizational Documents in the forms agreed by the parties, and (v) receipt by ScanTech of the Sponsor Support Agreement, the Insider Letter Amendment, the A&R Registration Rights Agreement and the Employment Agreements.
Unless waived by Mars, the obligations of the Mars Parties to consummate the Transactions are subject to the satisfaction of the following Closing conditions, among others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of ScanTech being true and correct on and as of the Closing (subject to Material Adverse Effect), (ii) ScanTech having performed in all material respects its obligations and having complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing, (iii) absence of any Material Adverse Effect with respect to ScanTech since the date of the Business Combination Agreement which is continuing and uncured, (iv) the A&R Registration Rights

Agreement being in full force and effect from the Closing, and (v) Mars having received evidence reasonably satisfactory to it that the Recapitalization has occurred.
Representations and Warranties
The parties to the Business Combination Agreement made representations and warranties that are customary for transactions of this nature. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.
Under the Business Combination Agreement, Mars made customary representations and warranties to ScanTech relating to, among other things:
•
organization and standing of Mars and authorization of Mars to execute the Business Combination Agreement and the other agreements and perform its obligations thereunder;

•
Mars’ capitalization, including its Ordinary Share and Units;

•
Mars’ compliance with SEC filing requirements since the IPO, its financial statements contained therein and its maintenance of disclosure control;

•
the absence of any business activities of Mars other than activities directed toward the accomplishment of a business combination;

•
brokerage, finder’s or other fee or commission based upon arrangements made by Mars in connection with the transactions contemplated by the Business Combination Agreement;

•
the Trust Account, including there being at least $71,632,401.23 in such account; and

•
the Nasdaq listing status of Mars Ordinary Shares, Units and Rights.

Under the Business Combination Agreement, Pubco and the Merger Subs made customary representations and warranties to ScanTech and Mars relating to, among other things:
•
organization and standing of Pubco and the Merger Subs and authorization of each of Pubco and the Merger Subs to execute the Business Combination Agreement and the other agreements and perform their obligations thereunder;

•
the absence of any business activities of Pubco and the Merger Subs other than activities directed toward the accomplishment of a business combination;

•
brokerage, finder’s or other fee or commission based upon arrangements made by Pubco or the Merger Subs in connection with the transactions contemplated by the Business Combination Agreement; and

•
Pubco is not an “investment company”, a person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.

Under the Business Combination Agreement, ScanTech made customary representations and warranties to the Mars Parties relating to, among other things:
•
organization and standing of ScanTech and authorization of ScanTech to execute the Business Combination Agreement and the other agreements and perform their obligations thereunder;

•
ScanTech’s capitalization, including its Series A, Series B and Series C units, convertible notes and warrants;

•
delivery and performance of the Business Combination Agreement and other agreements and laws applicable to ScanTech or ScanTech’s organizational documents and material agreements;

•
ScanTech’s compliance with laws applicable to its business and operations;

•
ScanTech’s permits necessary to lawfully conduct in all material respects its business;

•
ScanTech’s audited balance sheet as of, and the related audited statements of operations, changes in shareholders’ equity and cash flows, for the years ended December 31, 2023, and December 31, 2022;

•
litigation and actions pending or threatened against, or government orders imposed upon, ScanTech or any settlements related thereto;

•
ScanTech’s employees, consultants and employee benefit plans, including ScanTech’s compliance with any laws applicable thereto;

•
ScanTech’s owned and licensed intellectual property, and the violation, infringement or misappropriation of intellectual property against or by ScanTech;

•
material tax returns required to be filed by ScanTech, and audits, examinations or other proceedings with respect to ScanTech’s taxes;

•
ScanTech’s customers and distributors and that they are active and maintain good commercial working relationships with ScanTech;

•
ScanTech’s material contracts and that such contracts are in full force and effect; and

•
brokerage, finder’s or other fee or commission based upon arrangements made by ScanTech in connection with the transactions contemplated by the Business Combination Agreement.

Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Mars, ScanTech and the Merger Subs are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Mars and ScanTech are qualified by Material Adverse Effect (as hereinafter defined). “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder, provided, however, that for purposes of clause (i) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) will not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (a) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or entity or any of its subsidiaries do business; (b) changes, conditions or effects that generally affect the industries in which such person or entity or any of its subsidiaries principally operate; (c) changes in applicable laws (including COVID-19 measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person or entity and its subsidiaries principally operate; (d) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities); (e) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries), natural disaster or any outbreak or continuation of an epidemic or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of such person or entity or its subsidiaries); (f) any failure in and of itself by such person or entity and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (g) any action taken by ScanTech at the written request or direction of Mars, Pubco or a Merger Sub provided that any such action is taken by ScanTech in accordance with the express terms of such request or direction; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (a) though (c) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or entity or any of its subsidiaries compared to other participants in the industries in which such person or entity or any of its subsidiaries primarily conducts its businesses.
Survival of Representations, Warranties and Covenants
The representations and warranties contained in the Business Combination Agreement or in any certificate or instrument delivered by or on behalf of the parties or their respective representatives pursuant to the Business Combination Agreement shall not survive the Closing, and from and after the Closing, the parties and their respective representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the parties or their respective Representatives with respect thereto. The covenants and agreements made by the parties and their respective representatives in the Business Combination Agreement or in any certificate or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained in the Business Combination Agreement and that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).
Covenants of ScanTech
ScanTech made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions (including as required by Law (as defined in the Business Combination Agreement)) or as consented to in writing by Mars (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, ScanTech will, and will cause its subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to ScanTech and its subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

•
ScanTech will afford to Mars and its accountants, counsel and other representatives reasonable access during the Interim Period (as defined in the Business Combination Agreement), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of ScanTech, to, among other things, all offices and other facilities and to all employees, properties, contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client contracts and director service agreements), and shall furnish such representatives with all financial and operating data and other information concerning the affairs of ScanTech and its subsidiaries as such representatives may reasonably request.

•
ScanTech will deliver to Mars certain financial statements.

•
ScanTech will use commercially reasonable efforts to purchase workers’ compensation, directors’ and officers’ and general liability insurance policies prior to the Closing.

•
ScanTech will use commercially reasonable efforts to complete the Recapitalization prior to the Closing.

•
In the event that the Closing does not occur, ScanTech will have and retain all rights to the ScanTech name and any derivation thereof.

•
Subject to certain exceptions, prior to the Closing, ScanTech will not do any of the following without Mars’ written consent (such consent not to be unreasonably conditioned, withheld or delayed):

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(v)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material ScanTech registered intellectual property, ScanTech licensed intellectual property or other ScanTech intellectual property (excluding non-exclusive licenses of ScanTech intellectual property to ScanTech customers in the ordinary course of business consistent with past practice), or disclose to any person who has not entered into a confidentiality agreement any trade secrets;
(vi)   terminate, or waive or assign any material right under, any ScanTech material contract or enter into any contract that would be a ScanTech material contract, in any case outside of the ordinary course of business consistent with past practice;
(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(viii)   establish any Subsidiary or enter into any new line of business;
(ix)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with ScanTech’s outside auditors;
(x)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ScanTech or its affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the ScanTech financials;
(xi)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;
(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xiii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xiv)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xv)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of ScanTech;
(xvi)   accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;
(xvii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xviii)   authorize or agree to do any of the foregoing actions.
Covenants of Mars
Mars made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions (including as required by Law (as defined in the Business Combination Agreement)) or as consented to in writing by ScanTech (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, Mars will, and will cause its subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to Mars and its subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

•
Mars will use its reasonable best efforts to ensure that Mars remains listed as a public company on Nasdaq and will prepare and submit to Nasdaq a listing application as required under Nasdaq rules, covering Pubco Common Stock to be issued in connection with the transactions, and will obtain approval for the listing of such shares.

•
Subject to certain exceptions, prior to the Closing, Mars will, and will cause Pubco and the Merger Subs to, not do any of the following without ScanTech written consent (such consent not to be unreasonably conditioned, withheld, delayed, or denied):

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)   subject to certain exceptions, incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;
(v)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to Mars;
(vii)   terminate, waive or assign any material right under any Mars material contract;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any subsidiary or enter into any new line of business;
(x)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Mars’ outside auditors;
(xii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Mars or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Mars’ financial statements;
(xiii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xv)   voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses or any Extension Expenses (as defined in the Business Combination Agreement) permitted pursuant to clause (iv) above) other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement during the Interim Period;
(xvi)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of Mars securities;

(xviii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement; or
(xix)   authorize or agree to do any of the foregoing actions.
•
Mars will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Mars securities listed on Nasdaq.

•
As soon as practicable following the date of the Business Combination Agreement, Mars and Pubco will prepare a registration statement on Form S-4, which will include a proxy statement relating to the Extraordinary General Meeting, and Pubco and Mars should take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Extraordinary General Meeting and the Redemption.

•
As soon as practicable following the registration statement “clearing” comments from the SEC and having been declared effective by the SEC, Mars and Pubco will distribute the proxy statement to Mars’ shareholders, and, pursuant thereto, will call the Extraordinary General Meeting in accordance with the Companies Act for a date no later than 30 days following the effectiveness of the Registration Statement.

•
Subject to certain exceptions, prior to the Closing, Pubco or Mars will be permitted to obtain tail directors’ and officers’ liability insurance coverage for the benefit of Mars and its directors and officers with respect to matters occurring on or prior to the Effective Time and if purchased, Pubco and the Surviving Subsidiaries will keep such policy in effect for up to six years from the Effective Time.

Covenants of Pubco
•
Prior to the Closing, Pubco will enter into a new employment agreement with certain individuals, each to become effective as of the Closing, and upon terms to be agreed by ScanTech, Mars and such individual prior to the effectiveness of the Registration Statement.

•
Prior to the Closing, Pubco will enter into a consulting agreement with Karl Brenza, to become effective as of the Closing.

•
After the Closing Date, Pubco will, and will cause its subsidiaries (including the Surviving Subsidiaries) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Mars Parties and ScanTech in existence on the Closing Date and make the same available for inspection and copying by the Seller Representative during normal business hours of Pubco and its subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents will be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its subsidiaries (including ScanTech) without first advising the Seller Representative in writing and giving Seller Representative a reasonable opportunity to obtain possession thereof.

Mutual Covenants of the Parties
•
The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption, and any proceeds received by Mars from any Transaction Financing will first be used to pay (i) Mars’ accrued expenses, (ii) Mars’ deferred expenses of the IPO, (iii) any loans owed by Mars to the Sponsor for any expenses (including deferred expenses), other administrative costs and expenses incurred by or on behalf of Mars or Extension Expenses and (iv) any other liabilities of Mars as of the Closing.

•
Immediately after the Closing, Karl Brenza will be appointed as the Chairman of Pubco and the parties will designate and appoint to the rest of Pubco’s board of directors seven individuals, as follows: (i) two individuals designated by Mars prior to the Closing, one of whom will be Karl Brenza and the other of which will qualify as an independent director under Nasdaq rules, which Mars director designees will be reasonably acceptable to ScanTech, (ii) four individuals that are designated by ScanTech prior to the Closing, one of whom will be the Chief Executive Officer of ScanTech and two of which will qualify as independent directors under Nasdaq rules, which ScanTech director designees will be reasonably acceptable to Mars, and (iii) one individual that is mutually agreed upon by ScanTech and Mars acting reasonably, and who will qualify as an independent director under Nasdaq rules.
•
Mars and ScanTech agree to use commercially reasonable efforts to cause Pubco or ScanTech, as applicable, prior to the filing of the Registration Statement, to agree upon definitive terms and enter into definitive documentation relating to certain indebtedness, which will become effective as of and be contingent upon the Closing.

•
The parties agreed to use commercially reasonable efforts to consummate the Business Combination.

•
The parties agreed to give prompt notice of certain matters to the other parties.

•
The parties agreed to keep certain information confidential.

•
The parties agreed to make relevant public announcements.

Termination
The Business Combination Agreement may be terminated by either ScanTech or Mars under certain circumstances, including, among others, (i) by written consent of both Mars and ScanTech, (ii) by either ScanTech or Mars by written notice if any of closing conditions have not been satisfied or waived by January 31, 2024, (iii) by either ScanTech or Mars if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (iv) by either ScanTech or Mars if the other party has materially breached their respective representations or covenants under the Business Combination Agreement and has not timely cured such breach, (v) by either ScanTech or Mars if there is a Material Adverse Effect on the other party and the Material Adverse Effect has not been timely cured, (vi) by either ScanTech or Mars if Mars has held a shareholders’ meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite vote of the shareholders of Mars, and (vii) by either ScanTech or Mars if the Company Holders do not approve the Business Combination.
Following the termination of the Business Combination Agreement, there will be no liability on the part of any party except for certain specified provisions that survive the termination.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the law of another jurisdiction.
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.
Lock-Up Agreements
Concurrently with the execution of the Business Combination Agreement, certain directors, officers and security holders of ScanTech entered into the Lock-Up Agreements with Pubco and Mars respect to the Lock-Up Shares, pursuant to which each such person agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), on the terms and subject to the conditions set forth in the Lock-Up Agreements. The Lock-Up Agreements will become effective only at the Closing. Notwithstanding the foregoing, the lock-up restrictions will be released in the event that the closing price of the Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) following the Closing equals or exceeds $12.00 per share for any 20 out of 30 consecutive trading days.
Voting and Support Agreement
As a condition to the willingness of ScanTech to enter into the Business Combination Agreement, and as an inducement and the expenses and efforts to be undertaken by Mars and ScanTech to consummate the transactions, Mars, ScanTech, the Insiders negotiated and agreed to enter into the Voting and Support Agreement in order for the Insiders to provide certain assurances to ScanTech regarding the manner in which they are bound to vote the shares owned by them with respect to the Business Combination Agreement.
Concurrently with the execution of the Business Combination Agreement, Mars entered into a Voting and Sponsor Support Agreement (the “Voting and Support Agreement”) with ScanTech, the Insiders, pursuant to which, among other things, the Insiders agreed to (i) vote any of the Mars ordinary shares held by them in favor of the Business Combination, (ii) not redeem any of their shares in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Voting and Support Agreement. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.
Insider Letter Amendment
Following the execution of the Business Combination Agreement and prior to the Closing, Mars, Pubco, the Sponsor and certain other parties will enter into the Insider Letter Amendment, which amends the Insider Letter entered into in connection with Mars’ initial public offering. Pursuant to the Insider Letter Amendment, among other things, the Insider Letter will be amended to (i) add Pubco as a party to the Insider Letter and (ii) reflect the transactions contemplated by the Business Combination Agreement, including the issuance of shares of Pubco Common Stock in exchange for the Ordinary Shares.
Prepaid Forward Purchase Agreement
On September 4, 2023, Mars entered into the FPA with ScanTech, Pubco and RiverNorth, pursuant to which RiverNorth shall purchase the lesser of 1,500,000 Ordinary Shares or an amount of Ordinary Shares that convert to less than 9.9% of the total number of shares of Pubco Common Stock from the open market, including from Public Shareholders who have previously elected to redeem their Public Shares pursuant to the redemption rights set forth in Mars Memorandum and Articles in connection with the Business Combination. Purchases by RiverNorth, if any, will be made after the redemption deadline in connection with the Business Combination at a price no higher than the price to be paid through the Closing Redemption (the “Prepaid Forward Purchase Price”).
The shares to be purchased by RiverNorth (the “Purchased Shares”) will not be redeemed in connection with the Extraordinary General Meeting and will convert into shares of Pubco Common Stock upon consummation of the Business Combination. The aggregate total number of Purchased Shares will in no event be more than 1,500,000. The number of Purchased Shares is subject to reduction as described in the FPA. RiverNorth may transfer any Purchased Shares as needed to beneficially own no more than 9.9% of the total number of Pubco Common Stock outstanding at Closing.
No later than the date any assets from Mars’ Trust Account are disbursed in connection with the Business Combination, RiverNorth shall be reimbursed from the funds in the Trust Account for the amount it paid to acquire Purchased Shares, in an amount which is equal to the number of Purchased Shares multiplied by the Redemption Price. Assuming the Redemption Price is $10.97 per share based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024, and that RiverNorth purchases the full 1,500,000 Ordinary Shares as permitted under the FPA, RiverNorth will be paid approximately $16.45 million by Mars out of the funds held in the Trust Account. Upon the Closing, the Purchased Shares will be allocated on a 14 to 1 basis (“Share Ratio”) between “Prepaid Forward Purchase Shares” and “Commitment Shares.”

The parties agreed to use commercially reasonable effort to set up an escrow account to hold the Prepaid Forward Purchase Shares. RiverNorth may resell the Purchased Shares pursuant to an effective registration statement or an available exemption under the Securities Act. Upon the resale of the Prepaid Forward Purchase Shares by RiverNorth, RiverNorth will remit the Reference Price (as defined below) per share to Pubco.
The purpose of the Forward Purchase Transaction is to decrease the amount of redemptions in connection with the Extraordinary General Meeting and potentially increase the amount of working capital, if any, available to Pubco following the Closing. RiverNorth has agreed to waive any redemption rights in connection with the Business Combination with respect to the Purchased Shares. Such waiver may reduce the number of shares of Ordinary Shares redeemed in connection with the Business Combination. RiverNorth will not vote any of the Purchased Shares in favor of the Business Combination Proposal. The details of such purchases would be disclosed by Mars in a Current Report on Form 8-K prior to the Extraordinary General Meeting, and would be made in compliance with Rule 14e-5 under the Exchange Act, relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).
Until the earlier of (i) five (5) days after the date that (i) Pubco, Mars or ScanTech breaches the FPA if such breach is not cured and (ii) the date that is eighteen (18) months after the Business Combination Closing (the “Maturity Date”), RiverNorth will have the ability to sell the Prepaid Forward Purchased Shares, subject to the following conditions: On a daily basis, all sales must either (i) equal or exceed the “Reference Price”, where the Reference Price will initially equal the Redemption Price, and (ii) at Pubco’s option, may be reduced (but never increased) at any time to the VWAP for the preceding 10 trading days but in no event less than $10.00 per share (the “Floor”) unless in Pubco’s sole discretion, the Floor is lowered. Prior to the Maturity Date, RiverNorth may sell Commitment Shares for its own account in proportion to the sale of Prepaid Forward Purchase Shares based on the Share Ratio. Following sales of the Prepaid Forward Purchase Shares, if any, by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco, subject to adjustments. On the Maturity Date, any Prepaid Forward Purchase Shares not sold by RiverNorth will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by RiverNorth, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of the FPA, the Maturity Date will be accelerated to the date one day after the full settlement of such sales. RiverNorth will be entitled to retain all Commitment Shares not sold prior to the Maturity Date.
On September 30, 2024, Amendment No. 1 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to November 16, 2024. The amendment also clarifies that the parties will make commercially reasonable efforts to establish an escrow account to hold the Ordinary Shares purchased by RiverNorth, pending either their sale or return to Pubco. Additionally, RiverNorth has waived any rights, title, interest, or claim of any additional share issuances under the Amendment No. 4 to the Business Combination Agreement. If the Purchaser owns more than 9.9% of Pubco’s outstanding shares at the time of the Business Combination closing, they must return enough shares to Pubco to reduce their ownership to 9.9%, while still retaining the Redemption Price for the returned shares. Following the date that shareholders of SPAC shall no longer be entitled to have their Ordinary Shares redeemed in connection with the Business Combination, the Purchaser is prohibited from buying Ordinary Shares in the open market, except from shareholders who have reversed their redemption election, provided that the purchase price does not exceed the Redemption Price.
On November 12, 2024, Amendment No. 2 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to December 23, 2024, to facilitate the Closing of the Business Combination.
Non-Redemption Agreements
Prior to the Initial Extension Meeting, Mars, the Sponsor, Pubco and the Extension Non-Redeeming Shareholders entered into certain non-redemption agreements. Pursuant to the non-redemption agreements, following approval of the Business Combination at the extraordinary general meeting, for each 100,000 Ordinary Shares not redeemed by the Extension Non-Redeeming Shareholders in connection with the Initial Extension Redemption, Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue 20,000 shares of Pubco Common Stock to each Extension Non-Redeeming Shareholder no later than two (2)

business days following the closing of the Business Combination, representing an aggregate of 362,676 Pubco Common Stock to all Extension Non-Redeeming Shareholders.
Amendments to the Business Combination Agreement
First Business Combination Agreement Amendment
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into the First Business Combination Agreement Amendment to extend the Outside Date to May 15, 2024 in order to facilitate the completion of the Business Combination. No other changes were made to the Business Combination Agreement. A copy of the First Business Combination Agreement Amendment is appended to this proxy statement/prospectus as Annex A-1.
Second Business Combination Agreement Amendment
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into the Second Business Combination Agreement Amendment, which provides that the Merger Consideration will be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, the Second Business Combination Agreement Amendment amends the Business Combination to provide that every issued and outstanding Ordinary Share that is not redeemed shall be converted automatically to (i) one share of Pubco Common Stock and (ii) one additional (1) share of Pubco Common Stock, or a convertible security convertible or exercisable for one (1) share of Pubco Common Stock upon consummation of the Business Combination. The Second Business Combination Agreement Amendment further provides that certain “Insiders” of Mars will receive two shares of Pubco Common Stock in exchange for each Ordinary Share held by such Insider. The Second Business Combination Agreement Amendment defined “Insiders” for these purposes as the Sponsor and its assignees, Mars’ officers and directors and the IPO Underwriter. A copy of the Second Business Combination Agreement Amendment is appended to this proxy statement/prospectus as Annex A-2.
Third Business Combination Agreement Amendment
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into the Third Business Combination Agreement Amendment to extend the Outside Date to September 30, 2024 in order to facilitate the completion of the Business Combination. No other changes were made to the Business Combination Agreement. A copy of the Third Business Combination Agreement Amendment is appended to this proxy statement/prospectus as Annex A-3.
Fourth Business Combination Agreement Amendment
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into the Fourth Business Combination Agreement Amendment, which provides that the Merger Consideration will be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Thirty Million U.S. Dollars ($140,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, the Fourth Business Combination Agreement Amendment amends the Business Combination to provide that every issued and outstanding Ordinary Share that is not redeemed and sold between the closing and the 90th day after the closing (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) shall be converted automatically to (i) one share of Pubco Common Stock and (ii) two additional (2) shares of Pubco Common Stock, or a convertible security convertible or exercisable for two (2) shares of Pubco Common Stock 90 days following the closing or such other period as may be agreed by parties to the Business Combination Agreement. The additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments. A copy of the Fourth Business Combination Agreement Amendment is appended to this proxy statement/prospectus as Annex A-4.

Fifth Business Combination Agreement Amendment
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into the Fifth Business Combination Agreement Amendment to extend the Outside Date to December 23, 2024 in order to facilitate the completion of the Business Combination. No other changes were made to the Business Combination Agreement. A copy of the Fifth Business Combination Agreement Amendment is appended to this proxy statement/prospectus as Annex A-5.
Transaction Financing
Under the Business Combination Agreement, Mars agreed to use commercially reasonable efforts to enter into financing agreements on such terms as Mars and ScanTech may agree and, if requested by Mars, ScanTech will, and will cause its representatives to, reasonably cooperate with Mars in connection with any such financing agreements.
Polar Agreements
On April 2, 2024 and on May 29, 2024, Mars entered into the Polar Agreements with Polar, the Sponsor, and ScanTech for Polar to provide ScanTech in aggregate of $1,250,000 in funding for working capital expenses in connection with the Business Combination in exchange for Pubco Common Stock.
Pursuant to the Polar Agreements, upon drawdown requests for working capital for a total of $1,250,000, Polar shall provide funding within five (5) calendar days. In connection therewith, Pubco shall issue to Polar one share of Pubco Common Stock for each dollar the Polar provided as of the Closing without transfer restrictions. As of the date of this proxy statement/prospectus/consent solicitation, $1,250,000 had been funded by Polar under the Polar Agreements.
In the event that any of Sponsor, ScanTech or Mars defaults on its obligations to repay Polar at Closing for amounts funded under the Polar Agreements, Pubco will issue to Polar (i) 0.1 shares of Pubco for each dollar funded under the Polar Agreements and (ii) an additional 0.1 shares for each dollar funded under the Polar Agreements on each monthly anniversary that such default remains uncured.
Interests of Mars’ Directors, Officers and Advisors in the Business Combination
Mars’ executive officers and directors have interests in the Business Combination that are different from, or in addition to, your interests as a Mars Shareholder, including:
If the Business Combination is not approved or if the Business Combination is not completed and Mars determines to liquidate in accordance with the Mars Memorandum and Articles, the 1,725,000 Founder Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived redemption rights with respect to such shares), as will the 391,000 Private Placement Units purchased for an aggregate purchase price of $3,910,000. The Founder Shares will have a significantly higher value at the time of the Business Combination. Based on the difference in the effective purchase price of $0.014 per share that the Insiders paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination. The Founder Shares, together with the 391,000 Ordinary Shares underlying the Private Placement Units and 78,200 Ordinary Shares underlying the Private Rights, had an aggregate market value of approximately $24.24 million based on the last sale price of the Public Shares of $11.05 on Nasdaq on November 13, 2024.
In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ executive officers and directors may, but are not obligated to, loan Mars Working Capital Loans for working capital in connection with the Business Combination. On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. If Mars completes the Business Combination, Mars will repay the Notes or any additional Working Capital Loans for a total of up to $1,500,000 from the proceeds of the Trust Account released to Mars. Alternatively, at the lender’s discretion, such Notes and any additional Working Capital Loans may be convertible into Units at a price of $10.00 per Unit. The units would be identical to the Private Placement Units will be converted to Ordinary Shares and Rights, and subsequently to Pubco Common Stock upon Closing. In the event that the Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Mars’ Sponsor, officers, directors, initial shareholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2024, $6,200 of such unpaid reimbursable out-of-pocket expenses have been incurred. However, if Mars fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mars will most likely not be able to repay these expenses if the Business Combination is not completed.
Pursuant to the Voting and Support Agreement, the Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon Mars’ liquidation if Mars is unable to consummate the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.
The anticipated election of Karl Brenza and James Jenkins as directors of Pubco after the consummation of the Business Combination. Karl Brenza is currently the Chief Executive Officer and Chief Financial Officer of Mars and James Jenkins is an Independent Director of Mars. Karl Brenza is expected to be appointed as Chairman on the Pubco Board and will also serve as a consultant to Pubco, receiving compensation that consists of an annual consulting fee of $250,000, bonuses, and equity awards under the Equity Incentive Plan. James Jenkins is expected to be appointed as an independent director of the Pubco Board and may receive cash fees, stock options, or equity awards under the Equity Incentive Plan that the Pubco Board determines to pay for his services to Pubco, in amounts that will be determined after the Business Combination.
The continued indemnification of Mars’ executive officers and directors and the continuation of Mars’ directors’ and officers’ liability insurance after the Business Combination.
As a result of multiple business affiliations, Mars’ officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Amended Mars Memorandum and Articles provides that to the fullest extent permitted by applicable law, Mars’ officers and directors have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Mars. Mars does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination candidate. Mars’ management is not aware of any such corporate opportunities not being offered to Mars and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.
Pursuant to the Amendment No. 4 to the Business Combination Agreement, the Insiders and Maxim will receive additional shares along with the Public Shareholders who elect not to redeem at the Closing Redemption. Insiders will receive a total of 6,550,400 shares of Pubco Common Stock, which includes: (i) 2,116,000 Ordinary Shares; (ii) 78,200 Ordinary Shares underlying the Rights; (iii) 41,400 shares of Pubco Common Stock issued in connection with the Notes; and (iv) 4,314,800 additional shares of Pubco Common Stock, which includes 2 shares of Pubco Common Stock for every (a) 2,116,000 Ordinary Shares and (b) 41,400 shares of Pubco Common Stock issued in connection with the Notes. Maxim shall receive a total of 828,000 shares of Pubco Common Stock, which includes: (i) 276,000 Ordinary Shares and (ii) 552,000 additional shares of Pubco Common Stock. While the additional share issuance to Insiders and Maxim is not typical, given that neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of their negotiations, which addressed higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination Agreement through amendments.
Exchange Listing
The Units (each consisting of one Ordinary Share and one Right), Ordinary Shares, and Rights (each Right entitling the holder to receive two-tenths of an Ordinary Share upon the consummation of the Business Combination) are currently traded on Nasdaq under the symbols “MARXU”, “MARX” and “MARXR,” respectively. Following the Closing, the Units, Ordinary Shares and Rights will no longer trade. Pubco will apply for listing, to be effective upon the Closing, of the shares of Pubco Common Stock on Nasdaq under the symbol “STAI” There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units or rights traded following the consummation of the Business Combination
Background of the Business Combination
Mars Acquisition Corp. is a blank check company incorporated on April 23, 2021, and formed as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mars may pursue a Business Combination target in any industry or sector, but Mars expects to focus on automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market.
On May 31, 2021, Mars Capital Holding Corporation, Sponsor, purchased an aggregate of 1,250,000 Founder Shares, for an aggregate offering price of $125. On October 20, 2021, Sponsor purchased additional 173,125 Founder Shares for an aggregate offering price of $16,375, such that Sponsor owned an aggregate of 1,423,125 Founder Shares, for an average purchase price of approximately $0.021 per share. On October 20, 2021, Mars officers and directors paid an aggregate purchase price of $8,500 for a total of 733,125 Founder Shares, for approximately $0.012 per share. On December 1, 2022, Mars effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares was consolidated into 1 share. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. It also reduced the number of outstanding shares from 2,156,250 shares to 1,725,000 shares. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent approximately 20% of the outstanding Ordinary Shares upon completion of the IPO. The Founder Shares (including the Ordinary Shares issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until six (6) months after the completion of the Business Combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.
On February 16, 2023, Mars consummated an IPO of 6,900,000 Units, each Unit consisting of one share of Mars and one right to receive two-tenths (2/10) of one ordinary share upon consummation of the Business Combination. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Mars of $69,000,000. Maxim acted as the sole book running manager of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-265240). The SEC declared the registration statement effective on February 13, 2023.
On February 16, 2023, simultaneously with the consummation of our IPO, Mars sold to Sponsor, Mars Capital Holding Corporation, in a private placement an aggregate of 391,000 private placement units at a price of $10.00 per Unit, generating total proceeds of $3,910,000. The Private Placement Units are identical to the Units sold in our IPO, except that the private placement units and the underlying securities are subject to certain restrictions on transfer and entitled to certain registration rights. No underwriting discounts or commissions were paid with respect to such securities.
A total of $70,380,000 of the net proceeds from the sale of Units in our IPO and the private placement units in the private placement on February 16, 2023, was placed in the Trust Account established for the benefit of the Public Shareholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which Mars refer to as the Trust Account. In connection with the Initial Extension Meeting on January 30, 2024, holders of representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting, 568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86. After the Initial Extension Redemption on January 30, 2024, there is approximately $22,296,189 in cash held in the Trust Account. As of June 30, 2024, there was approximately $22,836,871 in cash held in the Trust Account. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the funds held in the Trust Account will not be released from the Trust Account until the earliest of: (a) the completion of the Business Combination; (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if Mars does not complete the Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination); or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity; and (c) the redemption of our Public Shares if Mars is unable to complete the Business Combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), subject to applicable law.
Immediately after the closing of Mars’ IPO on February 16, 2023, the officers and directors of Mars began to contact potential candidates for a business combination. In addition, Mars was contacted by a number of individuals and entities with respect to business combination opportunities.
Mars believes its management team has substantial expertise and background in all key aspects of the operation and development of businesses, as well as having a wide and active network of relationships in the technology, finance and energy sectors. Because of this combination of strengths, Mars was able to rapidly and efficiently evaluate a wide range of potential business combination candidates to determine which ones met its transaction criteria, and then to quickly submit proposals for a business combination to final candidates. The transaction expertise of Mars’ management team includes businesses in:
•
investment banking (Paulson Investment Company, Maxim Group LLC and Craft Capital Management LLC);

•
automotive (Zhejiang Geely Holding Group Corporation, a global automobile company headquartered in Hangzhou, China);

•
healthcare technology (Chinese stem cell company, China liver-cancer joint venture with US bio-tech company);

•
big data and artificial intelligence (Japanese e-legal software provider and Chinese e-learning company),

•
clean-tech (waste to energy conversion company); and

•
specialty manufacturing (specialty garments manufacturer, medical suits).

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement.
This chronology does not purport to catalogue every correspondence among representatives of Mars. Representatives of Mars involved in the discussions and negotiations referenced herein included one or more of Karl Brenza, CEO and CFO of Mars and Iris Zhao, COO of Mars (“Mars Management”).
Between February 24, 2023 and April 22, 2023, Mars performed a broad outreach to numerous potential deal sources and held discussions with and receive information on over 20 potential de-SPAC targets. Discussions with the targets proceeded to varying degrees of seriousness with NDAs executed with 7 targets, potential deal structures discussed with 4 targets and a signed term sheet with one target prior to signing a letter of intent with ScanTech.

In addition to ScanTech, Mars reviewed a potential transaction with the following companies among others:
1.
AI robotics company (Target A below)

2.
MENA region specialty pharma company

3.
Medical catheter company (Target C below)

4.
Medical device company for diagnosis and treatment of eye diseases (Target B below)

5.
New York Hotel company

6.
Rocket launching company

7.
Internet-based auto dealership

8.
Solar power integration company

9.
Anti-scarring biotech company

10.
Virtual bus company

11.
High-tech marine propulsion company (Target D below)

12.
New airline in India

13.
Airplane robotics company

14.
Sportswear specialty manufacturer

15.
Early cancer detection company

16.
B2B airport transfer company

17.
Real estate analytics company

18.
Brazil agricultural company

19.
India Online payment company

20.
Australian gaming company

Mars submitted deal structure proposals to four potential targets other than ScanTech. The remaining candidates did not receive a proposal from Mars due to a combination of factors, including inadequate preparedness to be a publicly traded company, valuation discrepancies, excess capital requirements or because Mars did not believe that a business combination was actionable with such candidate. Below is a summary of the outcome of the discussions with each of the four other potential targets:
•
Target A:   Following execution of an NDA on February 28, 2023, Mars spent approximately 4 weeks reviewing Target A’s business plan and PowerPoint presentation and conduct meetings with the CEO to review growth opportunities and the prospect for a potential merger. Mars then negotiated and executed a term sheet with Target A regarding a potential business combination with Mars on April 4, 2023 which provided for a $150mm valuation for Target A issued in stock and a minimum closing cash condition of $15 million. Following additional due diligence and negotiations throughout the month of April, it was determined that a key investor of Target A was not in favor of merging with a SPAC and a letter terminating the term sheet was signed between Mars and target A.

•
Target B:   Following execution of an NDA on March 7, 2023, Mars spent approximately 3 weeks reviewing Target B’s business plan and PowerPoint presentation and conduct meetings with the CEO and CFO to review growth opportunities and the prospect for a potential merger. Mars then submitted potential transaction terms to Target B which provided for a $100 million valuation for Target B issued in stock. After 3 weeks of further discussions, Mars determined that a transaction with Target B was not viable due to Target B’s immediate capital needs.

•
Target C:   Following execution of an NDA on March 10, 2023, Mars spent approximately 3 weeks reviewing Target C’s business plan and PowerPoint presentation and conduct meetings with the CEO and Target C’s investment banker to review Target C’s operations and the prospect for a potential merger. Mars then submitted potential transaction terms to Target C which provided for a valuation for Target C of $60 million issued in stock. After 2 weeks of further discussions, the parties agreed that there was a mismatch regarding structure and valuation expectations and discussions ended.

•
Target D:   Following execution of an NDA, Mars entered into discussions with Target D for approximately 5 weeks commencing in March 2023, during which it reviewed Target D’s business plan and PowerPoint presentation. During this period, Mars conducted meetings with the management team and investment bankers to review Target D’s operations and growth opportunities and the prospect for a potential merger. Mars then submitted potential transaction terms to Target D which provided for a valuation for Target D of $150 million issued in stock. After a week of further discussions, Mars determined that Target D was not a preferable target relative to ScanTech due Target D’s lack of familiarity with SPACs and the need for substantial, and potentially difficult to secure PIPE financing and Mars informed Target D that it would not be proceeding further.

In the week of March 13, 2023, Mars reached out to various individual and entities across different industries as part of its broad target outreach process, including Lowenstein Sandler LLP, (“LS”) a New York based law firm to inquire about potential business combination targets. On March 17, 2023, LS introduced Mr. Brenza to a consultant to ScanTech. Mr. Brenza and the advisor discussed ScanTech and decided to explore a potential business combination between Mars and ScanTech. The consultant is an independent consultant to ScanTech that is not a related party of either ScanTech or Mars. The consultant is paid a consulting fee by ScanTech and is not due specific compensation at the consummation of the business combination.
On March 20, 2023 Mars prepared and sent an NDA to Dolan Falconer, the CEO of ScanTech. Messrs. Brenza and Falconer exchanged emails for comments on the NDA and it was then executed by Mr. Brenza and Mr. Falconer on May 3, 2023.
On March 23, 2023, Mr. Brenza and the management team of ScanTech, including Mr. Falconer held a conference call for a detailed discussion of ScanTech, its technology, the business opportunity, the revenue growth potential and a wide variety of other topics.
On March 27, 2023, the parties held a call where both sides expressed interest in proceeding toward a term sheet. ScanTech proposed that the enterprise valuation of the company to be $110 million or more based on the future earnings prospects of ScanTech and its significant market opportunity in offering its proprietary fixed-gantry Computed Tomography (“CT”) scanning system that detects explosives, weapons, narcotics and other contraband in both aviation and infrastructure sectors in domestic and international markets. ScanTech explained that its scanner systems and fixed-gantry CT technology have significant advantages and threat detection capacity as compared to traditional rotating-gantry CT systems. In addition, ScanTech has demonstrated its research and technology capability by successfully obtaining the ECAC EDSCB and the TSA APSS 6.2 certification tests, which are extremely difficult to pass. On the same day, Mr. Falconer gave Mr. Brenza access to a dataroom with preliminary information regarding ScanTech. This information included ScanTech’s business plan, historical and projected financials, capital structure details and intellectual property information among other items (the “Preliminary Information”).
On March 31, 2023, a call was held between Mr. Brenza and Mr. Falconer to discuss the Preliminary Information, such as ScanTech being a U.S. small business, its innovation of next generation X-ray baggage inspection systems, its development of ‘fixed-gantry’ computed tomography (CT) technology, why management believes ‘fixed-gantry’ CT is materially better and provides faster detection than ‘rotating-gantry’ CT, and how ‘fixed-gantry’ CT increases processing efficiency, reduces costs and increases confidence in the protection of strategic assets, government facilities and public venues.
On April 3, 2023, Mr. Brenza prepared and emailed a detailed list of follow-up diligence questions to Mr. Falconer to learn more about ScanTech. Mr. Brenza’s questions included details on ScanTech’s working capital needs, financial model assumptions including underlying unit sales by geography, sale price for each unit, maintenance revenue, license revenue, cost of goods sold details for Unit, maintenance and licensing revenues and business development cost details, the terms of ScanTech’s different classes of preferred shares, potential contract manufacturer agreement details, details on process for TSA Acceptance, patent expiration timing and artificial intelligence implementation information (the “Additional Information”). The Additional Information was requested so Mars’ management could better understand the growth prospects of ScanTech, the capital structure of ScanTech and the overall desirability of entering into a business combination agreement with ScanTech.
On April 10, 2023, ScanTech management made available additional materials in response to Mars’ follow-up questions, including the following:
(1)   Provide working capital details (ongoing current asset/liability build-up)
(2)    Assumptions underlying unit sales by geography
(3)   Assumptions for sale price for each unit
(4)   Maintenance revenue assumptions
(5)   License revenue assumptions
(6)   COGS underlying assumption details Unit, maintenance and licensing revenues
(7)   Business development cost explanation/details
(8)   Debt conversion details upon business combination
(9)   Series A versus Series B versus Series C versus common stock
(10)   IRS liability details
(11)   FLEX agreement
(12)   TSA Acceptance details/material/agreement
(13)   Information regarding acceptance and contracts for other entities/geographies
(14)   Patent expiration timing
(15)   A.I. implementation information
Between April 10, 2023 and April 19, 2023, Mr. Brenza reviewed the Additional Information and discussed with Mr. Falconer a variety of follow up items about its technology, the business opportunity, the revenue growth potential, and discussed the relevant documents and materials provided in the dataroom.
On April 20, 2023, Mr. Brenza sent ScanTech management a spreadsheet presenting a proposed deal structure, including, among other items, a proposed valuation of ScanTech, the capitalization of Mars, an estimate of deal expenses and structure of a proposed business combination.
Prior to sending a draft LOI to ScanTech, Mars’ management had determined not to pursue further negotiations with any of the other potential targets for one or more reasons, such as maturity of the business, market trends, size of the business, growth prospects, history and strength of revenue and earnings, strength of management, and public market readiness, including the state of the target’s financial systems or controls. Mars’ management decided to further its discussion with ScanTech because the proposed business combination with ScanTech was immediately actionable and ScanTech was in an industry in which Mars was focused and possessed the growth and other financial attributes that Mars intended to target at the time of its IPO.
Mars reviewed the Preliminary Information and the Additional Information made available to at the time and independently evaluated the information relates to the industry, regulatory implications, and the business operations of companies similar to ScanTech to form a more comprehensive understanding of ScanTech’s projections of purchase orders for Sentinel Scanners. More detailed information on these ScanTech’s projections, which was evaluated by Mars, is provided under “Proposal 1: The Business

Combination Proposal — Recommendation of the Board and Reasons for the Business Combination — Certain Projected Financial Information.”
On April 28, 2023, Mr. Brenza sent a draft LOI to Mr. Falconer for consideration. Among other provisions, the LOI contemplated a valuation of ScanTech of $100 million, free and clear of liens and encumbrances and consideration in the form of shares of common stock, ScanTech shareholder pro forma ownership of approximately 49% and an initial exclusivity term lasting until the earlier of the termination of LOI or execution of a definitive agreement. Mars management recognizes that ScanTech is a pre-revenue company that may have higher risks and upcoming expenses related to obtaining more rigorous certifications to enter the aviation sector. Therefore, Mars management has decided that it would be more conservative to propose a lower valuation than what ScanTech initially proposed.
Between April 30, 2023 and May 3, 2023, Mr. Brenza and Mr. Falconer exchanged comments on the LOI by email. ScanTech proposed that Mars consider raising the valuation to $110 million, given the growth potential of ScanTech’s products in infrastructure sectors that ScanTech may not have focused on in the past but has now identified as having market interest and opportunity for expansion. ScanTech also emphasized the distinction between its fixed-gantry CT technology compared to competitors’ traditional rotating-gantry CT systems. Additionally, ScanTech provided a breakdown of the testing requirements and procedures for the ECAC EDSCB and TSA APSS 6.2 certification tests. Following discussions with ScanTech management and a review of the Preliminary Information and Additional Information, Mars management has gained a deeper understanding of the strong growth potential of the industry in the post-pandemic period as travel gradually recovers. Mars also recognize the market competitiveness of ScanTech’s rotating-gantry technologies and its strategies for attracting customers from the infrastructure sector. Subsequently, the parties agreed to proceed with the Business Combination at a valuation of $110 million for ScanTech.
ScanTech proposed the inclusion of a potential minimum cash provision, although no specific amount was proposed. Mars rejected the proposal because many SPACs have encountered challenges and investor disinterest due to failing to meet minimum cash provisions. Investors often decline engagement in capital raising discussions upon encountering such provisions to avoid potential difficulties in raising capital before closing, which could delay the transaction and hinder companies from seeking funds after closing. Mars explained that a minimum cash provision would hinder rather than facilitate cash raising both before and at the closing of the business combination
Subsequent to the discussions, Mars and ScanTech agree not to include a minimum cash requirement provision in the Business Combination Agreement, as the Mars and ScanTech agree that such a restriction would obligates the parties to obtain transaction financing before Closing, which could impede the Closing, especially if a substantial amount of Public Shareholders elect to redeem at the Closing Redemption. To support ScanTech’s business operation needs as outlined in its projections, Mars and ScanTech agree to use commercially reasonable efforts to enter into financing agreements on terms mutually agreed upon and to seek sources of funds after Closing. The amount of such financing will be determined based on ScanTech’s capital needs, and the timing of such financing can occur both before and after the Closing to allow the success of the Business Combination and allow ScanTech to adhere to the timeline of its projections. Mars and ScanTech both believe removing the minimum cash requirement could allow greater flexibility to obtain financing.
Mars and ScanTech also contemplate an earnout structure based on continued business development in both the aviation and infrastructure sectors, as well as growth potential over the next few years. The parties agreed that the maximum amount of Earnout Shares would be set at 10% of the total issued and outstanding Pubco Common Stock. Mars and ScanTech agree that the implementation of the Earnout Shares would incentivize ScanTech to expand its business operations and improve its enterprise value in the future.
Given that the success of ScanTech heavily relies on its research and development capabilities and the ability to retain qualified personnel, Mars and ScanTech also agree to adopt an equity incentive plan to incentivize current management and attract additional experts. The parties agreed that the maximum amount of shares that can be granted under an equity incentive plan would be set at 10% of the total issued and outstanding Pubco Common Stock.
Finally, the number and composition of the board of directors of Pubco was discussed. To meet the technical experience and background required by Pubco in its development of new technologies and operations, as well as the knowledge needed to manage a publicly listed company, it was ultimately agreed that ScanTech would designate four (4) directors and Mars would designate two (2) directors. This arrangement was deemed appropriate to account for both parties' desire to designate individuals to monitor operations following the Closing, with greater board representation given to ScanTech as the operating company.
On May 3, 2023, Mr. Brenza and Mr. Falconer signed an LOI with the following key items: (i) a $110 million equity valuation free and clear of liens and encumbrances and consideration in the form of shares of common stock, (ii) no minimum cash condition with an understanding to use best efforts to maximize closing cash (iii) an earn-out equal to 10% of fully-diluted shares on closing, (iv) a six-month lock-up on shares issued to ScanTech shareholders following the consummation of the Business Combination (v) post-closing board of directors composition of seven (7) members: four (4) directors designated by ScanTech prior to the closing, two (2) director designated by Mars prior to the closing; and one (1) director designated by mutual agreement by ScanTech and Mars and (vi) equity incentive plan equal to 10% of shares outstanding upon closing. The execution version of the Business Combination Agreement was consistent with the material terms in the LOI, other than an increase in the equity valuation of ScanTech from $100 million to $110 million, as a result of negotiations between the parties to take into account the overall growth potential of ScanTech’s products.
On May 5, 2023, a preliminary kick-off call was held between the Mars and ScanTech teams, and attended by Messrs. Brenza, Falconer, the ScanTech advisor, Mr. Huang, the principal shareholder of Mars, Ms. Zhao, the COO and Director of Mars, Mr. Jeff Zheng, an Independent Director of Mars and Fang Liu and Zixuan Guo of VCL Law LLP (“VCL”).
On May 8, 2023, Mr. Brenza sent Mars’ business due diligence request list to ScanTech. On May 9, 2023, Mr. Brenza sent Mars’ legal due diligence request list to ScanTech management. The lists substantially expanded on the initial due diligence questions sent on April 3, 2023.
On May 16, 2023, Mars formally engaged VCL as its legal counsel for the proposed business combination.
Beginning on May 10, 2023, representatives of VCL were provided with access to a virtual data room maintained by ScanTech (the “Data Room”) and began conducting legal due diligence review of certain materials contained therein. Mars management’s financial and business diligence of ScanTech included, among other things, a review of ScanTech’ existing business and operations, a review of the financial performance of ScanTech, both historical and as projected by the ScanTech management, as well as a review of growth plans, financial models, financial statements and draft audits.
During the following weeks, Mars and representatives of VCL submitted several rounds of follow-up due diligence questions and requests and received responses from ScanTech in the form of verbal and written answers and supporting documentation uploaded to the Data Room.
On May 16, 2023, an all-hands call was held to discuss timing and responsibilities.
On May 21, 2023, Mr. Brenza prepared and sent to the working group a detailed agenda of key action items to the working group for discussion on the next call including BCA drafting, due diligence requirements, audit process, third party due diligence calls, proxy preparation, Nasdaq listing requirements, investor presentation and overall timing of the Business Combination.
Between May 23 and August 29, 2023, weekly all-hands calls were held and all key action items were discussed, such as drafting the Business Combination Agreement, drafting and revising the ancillary documents, drafting and revising the disclosure schedules, and discussing status updates of the ScanTech audits.
On June 7, 2023, Mr. Brenza and Mr. Falconer held a due diligence call to review a wide range of due diligence and business items.
On June 14, 2023, a call was held among Mars and ScanTech management to discuss the implantation and timing of the required audits of ScanTech’s financials.

On June 15, 2023, Ellenoff Grossman & Schole LLP, counsel to ScanTech (“EGS”) delivered via email to VCL an initial draft of the BCA, with principal terms substantially consistent with the terms of the LOI.
On June 19, 20, and 23, 2023, Mr. Brenza and representatives of VCL conducted due diligence calls with ScanTech’s potential customers in the aviation and non-aviation sector, as well as potential distributors and suppliers. During the following weeks, Mr. Brenza and representatives of VCL submitted several rounds of follow-up due diligence questions and requests and received responses from ScanTech in the form of verbal and written answers and supporting documentation.
On June 25, 2023, VCL sent a revised draft of the Business Combination Agreement with Mars and VCL’s comments to EGS. The revised draft of the Business Combination Agreement: (i) revised the merger consideration provision to exclude non-converted debts; (ii) revised the earn-out provisions consisting with ScanTech’s financial projections; (iii) added forward stock purchase agreement to the covenant; (iv) removed a minimum cash condition a closing condition; and (v) removed anti-trust law approval as a closing condition. VCL and EGS also discussed potential tax consequences with respect to the business combination between Mars and ScanTech and structuring the Business Combination as a two-step merger.
On June 30, 2023, a call was arranged at the request of Mr. Brenza by Paul Larosa, Head of Capital Markets for Maxim Group, LLC, the underwriter of Mars’ initial public offering, with RiverNorth SPAC Arbitrage Fund, L.P. (“RiverNorth”) for the purpose of exploring a potential forward purchase agreement with Mars. This call was arranged at the request of Mars to explore a forward purchase agreement mechanism because such instruments are commonly used for potential funding purposes following the closing of a business combination associated with a SPAC. Following the call, RiverNorth executed an NDA with Mars and terms for a potential forward purchase agreement were exchanged. The terms of the Prepaid Forward Purchase Agreement (“FPA”) were dictated by Mars as Mars had a clear idea of what it would find acceptable. The key business terms in the FPA were the mechanism for setting the floor price, the dollar amount of the FPA and the number and saleability of the commitment shares. Mars was also agreeable to repaying RiverNorth for the cash outlaid by RiverNorth in connection with the open market purchase of shares pursuant to the FPA. Mars made proposals for each of these key business terms and they were acceptable to RiverNorth.
On July 7, 2023, VCL, on behalf of Mars, delivered via email to EGS, on behalf of ScanTech, a revised draft of the Business Combination Agreement, including Mars disclosure schedules and Mars’ Cayman counsel’s comments.
On July 10, 2023, VCL and Mars prepared a preliminary draft of the FPA with RiverNorth regarding the purchase Ordinary Shares in the open market and sent to EGS and ScanTech for comments. The form of the agreement was based on a prior FPA RiverNorth had executed with another SPAC.
On July 12, 2023, Mr. Brenza held a site visit of ScanTech at ScanTech’s headquarters in Buford, Georgia. Meetings were held for a comprehensive review of ScanTech’s business and operations, and a thorough tour of the facilities took place including testing, software development, assembly, operations and warehouse/shipping departments. During the site visit, Mr. Brenza met with Mr. Dolan Falconer, ScanTech’s CEO, Mr. Rocky Starns, ScanTech’s CTO, Mr. DeMeakey Williams, ScanTech’s Executive Advisor of Global Sales, Mr. Alfred Forbes, ScanTech’s Chief Scientific Officer and Mr. Ade Adesuyi, ScanTech’s VP of IT, among others.
On July 20, 2023, the Mars Board discussed ScanTech’s business plan and expected purchase orders, site visit, a proposed equity incentive plan, and Closing Net Debt (as defined in the Business Combination Agreement). Mars evaluated the expected purchase orders that are described in more detail under “Proposal 1: The Business Combination Proposal — Recommendation of the Board and Reasons for the Business Combination — Certain Projected Financial Information.”
On July 23, 2023, EGS delivered to VCL a revised version of the draft Business Combination Agreement reflecting input received from ScanTech’s with respect to issues that have been previously contemplated by Mars’ management and ScanTech’s management.
Specifically, ScanTech requested the Business Combination Agreement to clearly reflect its negotiations with the Mars’ management regarding the Closing Net Debt. ScanTech also proposed to implement a maximum value of the Closing Net Debt to be $10 million, and that any such indebtedness of ScanTech would be assumed by Pubco. Mars had indicated that this amount would be subject to discussion by the parties because as the parties discussed as they enter the LOI, there are uncertainties of the outcomes of the negotiations with creditors and interested parties, and that the exact amounts of the potential debts and liabilities cannot be accessed at the time of entering into the Business Combination Agreement.
The revised draft proposed by ScanTech also states more clearly that the earnout consideration would be up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing. ScanTech also noted in the draft that the earnout milestones proposed by Mars, which are generally based on EBITDA and certain commercial milestones, were generally acceptable to ScanTech, but that ScanTech wanted to discuss and further specify the milestones to ensure the related language was clear and precise to avoid any confusion as to whether a milestone had been achieved.
In addition, the parties also discussed issues that arose after the signing of the LOI and during the due diligence process conducted by Mars. Mars requested covenants to address the risks related to insurance coverage and the completion of the Recapitalization. The revised draft proposed by ScanTech reflects that it has agreed to include the covenants to purchase a workers’ compensation insurance policy prior to the Closing. ScanTech limits the covenant in the Business Combination Agreement regarding the completion of the Recapitalization to provide that ScanTech would use commercially reasonable efforts to complete the Recapitalization.
On July 28, 2023, as Mr. Huang and Ms. Zhao were directors of the Sponsor, which held 18% ownership of Mars, the Mars Board formed a Special Committee (the “Special Committee”) comprised of independent directors Messrs. Yenyou (Jeff) Zheng, James Jenkins, Yang (Sean) Liu and Xin (Adam) He, to review the proposed business combination with ScanTech. The Special Committee retained Network 1 Financial Securities, Inc. (“Network 1”) as its financial advisor for the purpose of providing a fairness opinion with respect to the valuation of ScanTech.
On August 2, 2023, Mr. Brenza discussed the FPA with RiverNorth who indicated that its counsel would provide comments on the FPA.
On August 4, 2023, Loeb & Loeb LLP (“Loeb”), as counsel to RiverNorth, provided comments to the FPA, reflecting RiverNorth’s position on adding Pubco as a signatory and requiring the filing of a registration statement to effect the sale of the prepaid forward purchase shares.
On August 5, 2023, EGS delivered a further revised version of BCA regarding the consideration, ScanTech’s debt status, earn-out provision, and updated ScanTech’s disclosure schedule. It also provided comments on various open items.
On August 7, 2023, Mr. Brenza sent the revised BCA responding to EGS comments to the Mars Board for review. Ms. Zhao and Mr. Zheng provided feedback via phone calls with VCL.
On August 18, 2023, Mars, EGS, VCL, and Loeb conducted a meeting to review Loeb’s comments to the FPA, including forward purchase shares, redemption price, prepaid forward purchase price, prepayment amount, registration rights, termination and indemnification provisions. Loeb’s comments were legal in nature and did not pertain to any key business terms. Subsequent to the meeting, VCL and EGS provided an updated version to Loeb reflecting terms that were agreed upon in the meeting. Loeb provided comments to the FPA.
Between August 18 and September 3, 2023, Mars, ScanTech, VCL and EGS conducted conference calls to discuss open items, and exchanged drafts of the Business Combination Agreement and various ancillary agreements to address the earn-out provision, equity incentive plan, details of ScanTech’s indebtedness and the calculation of such indebtedness, and certain of ScanTech’s representations, warranties and covenants.
As a result of these discussions, the parties mutually agreed that the earnout milestones should be based on a mix of strategic goals and financial achievements. The total amount of the Earnout Shares will be ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing. The Earnout Shares shall be awarded as follows: one-third (1/3) of the Earnout Shares will be issued based on the achievement of the TSA Certification Milestone; one-third (1/3) of the Earnout Shares will be issued based on the achievement of the Qualifying Order Milestone; and one-third (1/3) of the Earnout Shares will be issued based on the achievement of the Performance-Based Milestones.
In addition, the parties also agreed to increase the total amount of shares to be awarded under the Equity Incentive Plan from ten percent (10%) as initially agreed by the parties to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing. This increase aims to incentivize current management and attract additional experts to meet the Earnout Milestones.
Mars and ScanTech also agreed not to provide a fixed amount for the Closing Net Debt. ScanTech will keep Mars informed of the status of addressing each of the indebtedness, and the parties may agree to address this issue later when there is more information on the amount.
On August 22, 2023, the Special Committee met via video conference to discuss the Business Combination and the Business Combination Agreement in detail, and all of the transactions and Related Agreements contemplated by it, subject to completion of definitive documents. Also in attendance were representatives of Mars management, VCL and Network 1. At the meeting, Mars management made a verbal management presentation which included an overview of ScanTech’s business and strategic prospects and growth opportunities, as well as the main factors considered by Mars for the purposes of the valuation attributed to ScanTech. Network 1 representative made a fairness opinion presentation to the Special Committee regarding the proposed valuation of ScanTech and Pubco in the context of trends in the equity market and merger market and general industry trends for technology and checkpoint scanning companies. The projections referenced throughout the “Background of the Business Combination” are the same ones as those disclosed and provided in the “Certain Projected Financial Information” subsection of the section “Recommendation of the Board and Reasons for the Business Combination”. These projections are disclosed and described in the “Certain Projected Financial Information” subsection of the section “Recommendation of the Board and Reasons for the Business Combination.”
On August 22, 2023, the Mars Board met via video conference to discuss the Business Combination and the Business Combination Agreement in detail, and the preliminary approval of the Business Combination Agreement and all of the transactions and Related Agreements contemplated by it, subject to completion of definitive documents. The Special Committee presented the valuation and key terms of the Business Combination Agreement to the Mars Board. Also in attendance were representatives of VCL.
On August 24, 2023, the Mars Board discussed ScanTech’s Closing Net Debt (as defined in the Business Combination Agreement) and the expiration date of ScanTech’s registered patents.
On August 25, 2023, Network 1 provided a draft fairness opinion to the Special Committee with respect to the valuation of ScanTech in connection with the proposed business combination and derived an estimated post-transaction enterprise value of $149.5 million, consisting of an estimated equity value of $197.5 million and $48 million in net cash, assuming no redemptions by Public Shareholders. Net cash will come from Mars’ approximately $72 million of cash in trust (assuming no shareholder redemption).
On August 29, 2023, EGS sent a subsequent draft of the Business Combination Agreement to Mars.
On August 31, EGS provided changes to representations and warranties made by Mars and ScanTech in the FPA, which were partially accepted by Loeb. Mars, VCL, ScanTech, EGS and Loeb agreed to the changes and finalized the FPA.
On August 31, 2023, the Special Committee held a video conference attended by all members of the Special Committee. Representatives from Mars management, VCL, Network 1 were also in attendance. During the meeting, Mr. Brenza provided an update on general market conditions for special purpose acquisition companies and reviewed the general deal framework. Mr. Brenza also provided the Special Committee with a summary of the terms and structure of the proposed business combination, the Business Combination Agreement and the Related Agreements. Network 1 provided its final presentation and its fairness opinion to the Special Committee. The summary of the fairness opinion in this proxy statement is qualified in its entirety by reference to the full text of the fairness opinion, which is attached to this proxy statement/prospectus as Annex F, and sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Network 1 in connection with the fairness opinion. For a detailed discussion of the fairness opinion, see the section below entitled “Description of Fairness Opinion of Network 1.”
At the August 31, 2023 meeting, after considering the proposed terms of the Business Combination and Related Agreements and asking questions to Network 1, Mars’ Management and VCL, and taking into account the other factors described below under the caption “The Mars Board and Special Committee’s Reasons for the Approval of the Business Combination,” the Special Committee and the Mars Board unanimously approved the Business Combination Agreement and Related Agreements and determined that each of the Business Combination Agreement and the Related Agreements (and the transactions contemplated by such agreements) was advisable and in the best interests of Mars and its shareholders. The Mars Board further determined that it was advisable and in the best interests of Mars and its shareholders to consummate the Business Combination and other transactions contemplated by the Business Combination Agreement and related agreements, and the Mars Board directed that the Business Combination Agreement and the other Stockholder Proposals described in this proxy statement/prospectus/consent solicitation be submitted to Mars’ shareholders for approval and adoption, and recommended that Mars’ shareholders approve and adopt the Business Combination Agreement and such other Stockholder Proposals.
On September 1, 2023, Mars Board reviewed the finalized version of the Business Combination Agreement.
On September 4, 2023, Mars entered into the FPA with ScanTech, Pubco and RiverNorth. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.
On September 5, 2023, Mars ultimately decided to pursue a business combination with ScanTech and to abandon other potential business combination opportunities that it had explored because of, among other things: proprietary technology which effectiveness has been verified by US regulatory certifications, potential for strong cash flow generation, effective corporate governance and fair valuation. See the section entitled “Business Combination Proposal — The Mars Board and Special Committee’s Reasons for the Business Combination” for more information. Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative executed the Business Combination Agreement. Concurrent with the Business Combination Agreement, (a) certain directors, officers and security holders of ScanTech entered into Lock-Up Agreements with Pubco and Mars respect to Pubco Common Stock to be held by such persons immediately following the Closing; (b) Mars entered into the Voting and Support Agreement with ScanTech, Sponsor, and Insiders to provide certain assurances to ScanTech regarding the manner in which they are bound to vote the shares owned by them with respect to the Business Combination Agreement; and (c) Mars, Pubco, Sponsor, Maxim, and Insiders entered into the Insider Letter Amendment. The Parties to the Business Combination Agreement mutually agree to enter into each of the ancillary agreements in order to facilitate the completion of the Business Combination. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.
On September 5, 2023, Mars and ScanTech issued a joint press release announcing the execution of the Business Combination Agreement, which Mars filed with a Current Report on Form 8-K (and Pubco filed on Form 425).
On September 8, 2023, Mars filed with a Current Report on Form 8-K (and Pubco filed on Form 425) along with the executed Business Combination Agreement, the Form of Lock-Up Agreement, the Voting and Support Agreement, the Form of Insider Letter Amendment, the FPA, and the final investor presentation.
The following chronology summarizes the events that occurred after the execution of the Business Combination Agreement.
On November 13, 2023, Mars and ScanTech issued a joint press release announcing the confidential submission of a draft of a Registration Statement on Form S-4 to the SEC on November 13, 2023, with respect to the Business Combination. Subsequently, Mars filed with a Current Report on Form 8-K (and Pubco filed on Form 425).
On November 29, 2023, Mars entered into an engagement letter with Capital Partners, LLC (“Roth Capital”) to seek general capital markets advisory services and to identify potential post-Closing financing strategies.

On December 19, 2023, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into Amendment No. 1 to the Business Combination Agreement (the “First Business Combination Agreement Amendment”) to extend the Outside Date to May 15, 2024 in order to facilitate the completion of the Business Combination. See the subsection entitled “The Business Combination Agreement — Amendments to the Business Combination Agreement” for additional information.
On December 26, 2023, Mars filed with a Current Report on Form 8-K (and Pubco filed on Form 425) along with the executed First Business Combination Agreement Amendment.
On December 29, 2023, and subsequently on January 11, 2024, Mars filed a preliminary proxy statement and definitive proxy statement on Schedule 14A to announce that the Initial Extension Meeting would be held on January 30, 2024, at which Public Shareholders, among others, would be asked to vote on (a) the Extension Amendment Proposal to amend the Mars Memorandum and Articles to extend the date by which Mars has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months, unless the closing of a business combination shall have occurred prior thereto. If Mars cannot complete the Business Combination by November 16, 2024 (which was subsequently extended to February 16, 2025, through a unanimous board resolution on October 30. The Extension is the first of two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association), we will need to extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 27 months to complete a Business Combination); and (b) the Redemption Limitation Amendment Proposal to remove the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.
The purpose of the Initial Extension Meeting was to further extend the deadline for Mars to consummate a Business Combination and to allow Mars more flexibility to complete its initial business combination.
On January 8, 2024, a meeting was held by Mars management and Roth Capital to discuss the procedures regarding the Initial Extension Meeting.
On January 24, 2024, Mars propose to certain of Mars’ existing shareholders a potential non-redemption incentive that may be offered to Mars’ existing shareholders in exchange for a shareholder’s agreement not to redeem certain shares of Mars ordinary shares in connection with the Initial Extension Meeting. Certain Public Shareholders expressed interests in entering into non-redemption agreements in exchange for Pubco Common Stock upon Closing. In exchange for the foregoing commitment not to redeem Public Shares, the Sponsor has agreed to cause Pubco to issue to such investors an aggregate of 40,000 Pubco Common Stock immediately following the consummation of the initial business combination and entered into Non-Redemption Agreements.
On January 29, 2024, Mars management and Roth Capital held a meeting for a final rundown of the upcoming Initial Extension Meeting.
On January 30, 2024, Mars held the Initial Extension Meeting and received sufficient votes to amend the Mars Memorandum and Articles to extend the date by which Mars has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months (which was subsequently extended to February 16, 2025, through a unanimous board resolution on October 30. The Extension is the first of two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association); and remove the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.
On March 31, 2024 and on April 30, 2024, Mars entered into Notes with affiliates of the Sponsor for loans in the aggregate of $345,000 for working capital purposes.
On April 2, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into Amendment No. 2 to the Business Combination Agreement (the “Second Business Combination Agreement Amendment”). In accordance with Second Business Combination Agreement Amendment, the Merger Consideration will be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, every issued and outstanding Ordinary Share that is not redeemed shall be converted automatically to (i) one share of Pubco Common Stock and (ii) one additional (1) share of Pubco Common Stock, or a convertible security convertible or exercisable for one (1) share of Pubco Common Stock upon consummation of the Business Combination. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information. Mars and ScanTech agreed to quantify the value of the Closing Net Debt based on information made available to both parties after the initial Business Combination Agreement was signed. This information includes the new order received from an infrastructure customer for the SENTINEL scanner, cash flows from ScanTech’s fulfillment of its customer order, analysis and insights on ScanTech’s valuation and enterprise value from the Fairness Opinion, and the status of ScanTech’s resolutions with its indebtedness.
On April 2, 2024 and on May 29, 2024, Mars entered into definitive subscription agreements with Polar, the Sponsor, and ScanTech for Polar to provide ScanTech funding for working capital expenses in connection with the Business Combination in exchange for Pubco Common Stock. See the subsection entitled “The Business Combination Proposal — Transaction Financing — Polar Agreements” for additional information.
On April 17, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into Amendment No. 3 to the Business Combination Agreement (the “Third Business Combination Agreement Amendment”) to extend the Outside Date to                   in order to facilitate the completion of the Business Combination. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information.
On September 20, 2024, certain lenders, including Catalytic and Bay Point have agreed to material economic arrangements under the Conversion and Mutual Release Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and its affiliates have agreed to material economic arrangements under the Loan Exchange and Release Agreement which provides for the exchange of Steele’s existing warrants into 800,000 shares of Pubco Common Stock upon the consummation of the Business Combination, as well as an exchange of Steele’s, and Seaport’s, existing indebtedness for a new, senior secured loan with PubCo (“Credit Agreement”).
On September 25, 2024, Steele and Seaport have agreed to material economic arrangements under the Credit Agreement that provides for the exchange of its existing indebtedness, including principal and accrued interest, for a senior secured term loan totaling $3,000,000 for 36 months and a senior secured term loan totaling $14,296,909 for 60 months, respectively effective upon the closing of the Business Combination Agreement. All outstanding principal and accrued and unpaid interest is due and payable in full on the Maturity Date. Interest shall accrue at a fixed per annum rate of 9.00%. The aggregate principal amount of the term loan, including any additional advances, plus all other permitted indebtedness, shall not exceed $20,000,000 on the Closing Date without the prior written consent of all of the parties.
In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, the Loan Exchange and Release Agreement is automatically terminated.
On September 22, 2024, the Seed Financing note holders have agreed to material economic arrangements under the Creditor Conversion Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Seaport and Steele also have agreed to material economic arrangements under the intercreditor agreement that provides for certain governance and intercreditor relationship agency between Seaport and Steele, both as senior lenders to Pubco, to take effect simultaneous to the consummation of the business combination.
On September 26, 2024, the Special Committee of the Mars Board approved a resolution for Amendment No. 4 to the Business Combination Agreement based on the following factors: the extended time required to consummate the business combination would result in higher operating costs for Mars, potential risks related to Nasdaq listing compliance, and the risks of continuing with ScanTech compared to the alternatives of liquidating Mars or terminating the business combination to pursue a different target. The resolution to provide additional incentives to all Mars Shareholders and to increase ScanTech’s valuation in light of its operational progress was approved to facilitate proceeding with ScanTech and to encourage funding for Mars.
ScanTech achieved a major milestone under the Distribution Agreement with Visiontec Systems, dated September 11, 2023, as its Sentinel CT scanner was selected by Ontario Power Generation (OPG) to protect the Pickering and Darlington Nuclear Power Plants, which serve over 14 million residents in Ontario, Canada. OPG is one of the largest nuclear utilities in North America, selected ScanTech’s Sentinel ‘Fixed-Gantry’ CT scanner over all other competitor scanners. These two nuclear power plants service the needs of over 4 million customers in Ontario Canada and represent one of the largest potential and highest profile targets for a terrorist attack in Canada. As such, this major and most critical infrastructure protection opportunity was greatly sought after by the company’s competitors and whose win further supports its competitive positioning in this critical market sector. To date, OPG has ordered eight (8) ScanTech ‘Fixed-Gantry’ CT scanners to protect one of its nuclear power plants along with a second order for an additional five (5) CT scanners for a second nuclear power plant. The initial two scanners have been deployed, successfully tested, and accepted at both plants. In addition, OPG has inquired with the Company about procuring additional ScanTech ‘Fixed-Gantry’ CT scanners in FY 2025 to protect its other nuclear assets. However, this expression of interest is non-binding and may not result in a final agreement.
This successful commercialization at OPG has accelerated the demand for ScanTech’s products in the infrastructure protection market. With many nuclear power reactors, research reactors and fuel cycle facilities in operation around the world, the increased risk of nuclear terrorism and other nuclear security threats have driven increased demand for ScanTech’s products in the nuclear infrastructure sector above what was originally projected. For example, the Senior Security Manager for a U.S. nuclear utility company contacted ScanTech about scheduling a site visit to ScanTech’s Buford, Georgia facility to see a demonstration of the Sentinel CT scanner for potential acquisition and deployment at one of their nuclear power plants. Additionally, growing interest from state and local entities underscores the expanding demand for ScanTech’s solutions in safeguarding critical infrastructure, public institutions, and high-profile events. For example, the Deputy Director of Security Operations and Infrastructure Readiness for a major U.S. city, visited ScanTech’s Buford Facility for a demonstration of the Sentinel CT scanner for potential acquisition and deployment to protect its city hall and municipal courthouse. These developments highlight ScanTech’s potential for broader market penetration and a key role in meeting evolving security needs.
As the Outside Date of September 30, 2024 under Amendment No. 3 to the Business Combination approaches, the parties to the Business Combination Agreement revisited the Merger Consideration, which was initially set at $110 million on September 5, 2024, when the agreement was first executed. Mars and ScanTech reviewed various factors, including the OPG award, positive feedback on efficiency improvements and cost reductions, and the potential in infrastructure security, a sector that was not a primary focus when the company initially developed products centered around the aviation market, along with recent inquiries from correctional facilities and municipal buildings, as evidenced by ongoing discussions with a major state department of corrections and a major U.S. metropolitan city, which were not anticipated when the projections were initially prepared. Based on these factors, which translates to greater certainty and potentially an earlier timeline for meeting the projections from June 30, 2026, to June 30, 2030 period, on September 30, 2024, the Amendment No. 4 to the Business Combination Agreement was entered to amend that the Merger Consideration shall be adjusted to One Hundred Forty Million U.S. Dollars ($140,000,000) minus (or plus, if negative) the amount of the closing net debt that exceeds Twenty Million U.S. Dollars ($20,000,000).
There are approximately 440 nuclear power reactors operating across 32 countries. The global demand for CT scanners to replace outdated technology in the nuclear infrastructure market is estimated at around 900 units, based on a conservative assumption of approximately two scanners per reactor, as reflected in the ScanTech’s recent OPG order. Of this total, nuclear power reactors in the United States are expected to account for about 200 scanners. Focusing on the near-term U.S. market and recent discussions with the senior security manager at the largest nuclear power plant in the country, the ScanTech forecasts a near-term capture rate of about 50 scanners in the U.S. With a targeted profit margin of 45%, this would generate approximately $3 million in EBITDA. Based on an average EBITDA multiple of 14x for comparable companies with 35% discount, and after applying a discount, this equates to an increase in ScanTech’s valuation of $30 million.
In addition, every issued and outstanding ordinary share that is not redeemed (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) and sold between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement. While the additional share issuance to Insiders and Maxim is not typical, because neither can redeem their Ordinary Shares at Closing, the parties agreed to issue additional shares to Insiders and Maxim as a result of the higher-than-expected time and costs associated with extending the Outside Dates for the Business Combination through amendments. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information.
On September 30, 2024, Amendment No. 1 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to November 16, 2024, which may be extended to the actual Closing Date upon the parties entering into an amendment to extend. The amendment also clarifies that the parties will make commercially reasonable efforts to establish an escrow account to hold the Ordinary Shares purchased by RiverNorth, pending either their sale or return to Pubco. Additionally, RiverNorth has waived any rights, title, interest, or claim of any additional share issuances under the Amendment No. 4 to the Business Combination Agreement. If the Purchaser owns more than 9.9% of Pubco’s outstanding shares at the time of the Business Combination closing, they must return enough shares to Pubco to reduce their ownership to 9.9%, while still retaining the Redemption Price for the returned shares. Following the date that shareholders of SPAC shall no longer be entitled to have their Ordinary Shares redeemed in connection with the Business Combination, the Purchaser is prohibited from buying Ordinary Shares in the open market, except from shareholders who have reversed their redemption election, provided that the purchase price does not exceed the Redemption Price.
On October 24, 2024, ScanTech and Taylor Frères signed Amendment No. 1 to the Settlement Agreement and Mutual Release, which amended the Settlement Agreement and Mutual Release that was signed on June 18, 2024 and expired on September 30, 2024 (“Settlement Amendment”). The Settlement Amendment, among other things, reinstated the original settlement agreement and agreed Taylor Frères shall receive 1,445,000 shares of PubCo at the consummation of the Business Combination, to be allocated as follows: (i) 850,000 shares exchanged for the membership units representing the Taylor Freres’ ownership of membership units in ScanTech; and (ii) 595,000 shares exchanged for the membership units attributable to Taylor Freres’ accrued liability. The Settlement Amendment expires on December 31, 2024.
On October 30, through a unanimous board resolution, Mars Board extended the date by which the Company must complete its initial business combination from November 16, 2024, to February 16, 2025 (the “Extension”).The Extension is the first of the two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association.
On November 12, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and the Seller Representative entered into Amendment No. 5 to the Business Combination Agreement (the “Fifth Business Combination Agreement Amendment”) to extend the Outside Date to December 23, 2024 in order to facilitate the completion of the Business Combination. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information.

On November 12, 2024, Amendment No. 2 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to December 23, 2024, to facilitate the Closing of the Business Combination.
The Mars Board and Special Committee’s Reasons for the Approval of the Business Combination
The Mars Board and the Special Committee, in evaluating the transaction with ScanTech, consulted with its legal counsel, Network 1 (fairness Opinion provider) and Mars Management. In addition to the Fairness Opinion by Network 1, Mars Management independently performed an operational and financial due diligence review of ScanTech including a detailed verbal review of ScanTech’s financial model and projections with ScanTech Management, review of ScanTech’s growth prospects and market potential, a review of valuation metrics including comparable companies and a review of ScanTech’s potential positioning as a publicly traded company. The Mars Board and the Special Committee, in evaluating the transaction with ScanTech, consulted with legal counsel, Network 1, and Mars Management.
In reaching its conclusion (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Mars and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the Mars Board and the Special Committee considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Mars Board and the Special Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Mars Board and the Special Committee viewed their decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Mars’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”
The members of Mars Management, the Mars Board, and the Special Committee are well-qualified to evaluate the transaction with ScanTech. They have significant transactional experience, including in the technology and AI sectors. Mars’ management team, the Mars Board, and the Special Committee also include individuals with experience in executive management of emerging technology companies and in investing in companies in the technology and AI sectors.
The Mars Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:
Attractive Transaction Terms
•
No Minimum Cash Requirement.   ScanTech has not imposed a minimum cash requirement, which reduces the need for Mars to secure external financing.

•
Fair and Supportive Valuation.   ScanTech has provided to Mars financial projections, potential purchase orders with customers, and current certifications from regulatory authorities, all of which the Mars Board believes demonstrate substantial value and robust financial growth.

•
Fairness Opinion:   The fairness opinion from Network 1 derived an enterprise value of ScanTech that is a premium to the agreed upon valuation in the Business Combination Agreement, as amended.

Established Platform
•
Decade-long Competitive Advantages.   ScanTech has spent the last decade developing the advanced logistics screening technology which effectiveness has been verified through regulatory certifications in the US and been field-proven at San Diego and Philadelphia airports in real-world field testing. Its proprietary AI application receives and processes scanning information and create highly accurate density diagnostics. Its machine learning further improves the diagnostics as it continues to identify more objects and collects more data. The Mars Board believes that ScanTech has substantial potential to grow and remain competitive in the security scanning industry.
•
Potential for Strong Cash Flow Generation.   ScanTech’s anticipated placement on the Transportation Security Administration’s acquisition program’s qualified product list in 2024. Its scanner is certified in key global aviation markets and is pending approval for Europe. It plans to capitalize on both domestic and global markets and commercial infrastructure markets where legislation mandates screening. It has a pipeline of domestic as well as international purchase orders. The Mars Board believes that ScanTech has potential to generate predictable revenue streams while maintaining manageable working capital requirements. (As a result of delays, ScanTech now expects placement on the Transportation Security Administration’s acquisition program’s qualified product list in the first quarter of 2025.)

•
Continued Financial Support by Investors.   ScanTech has been supported continuously by both prominent investors and friends and families since its inception. The Mars Board believes that this continued support indicates strong investor trust in the development and expansion of ScanTech in the future.

•
Experienced Management Team.   ScanTech’s seasoned management team is led by a diverse and multi-faceted group of professionals each of whom has 15-30 years of leadership and entrepreneurial experience in engineering, manufacturing and security technology industries and transmission X-ray inspection scanning applications.

Attractive Financial Model
•
Near Term Revenue and Contract Opportunities.   ScanTech has provided detailed information about potential purchase orders, negotiations with its potential customers, and status of its certification process with the regulatory authorities.

•
Strong Projected Profit Margins.   Based on the estimated product prices and costs of revenue and refences to comparable companies, the Mars Board believes that ScanTech products will have considerable profit margin.

•
Identifiable Growth Prospects.   ScanTech’s scanning technologies allow potential application in both the national security sector, such as airports and government facilities, and other commercial environment that requires efficient scanning technology as an integral part of their business, such as scanning of parcels in logistics companies.

•
Substantial Projected Profitability.   Given the number of products in the purchase orders under discussion and expected size of purchase order from potential customers, and estimated profit margins of products, the Mars Board believes that ScanTech can generate substantial profits.

Package and Check-Point Scanning Equipment Poised for Growth
•
TSA and International Airports in Replacement Cycle.   Airports have continued needs to replace and upgrade their current scanning systems and equipment that allows higher efficiency and higher accuracy. The Mars Board believes that ScanTech will be able to capture the needs of these airports and supplying them with scanning products.

•
Large Packaging Companies Seeking Faster, More Efficient Scanning Capabilities.   Logistic companies and freight forwarding companies have strong demands for scanning devices that has higher efficient and accuracy to improve security and processing capabilities. Most of these companies do not have requirements as rigid as airports, and the Mars Board believes that ScanTech may be able to gain business from these industries with its current technologies.

•
Additional Markets Including Government Buildings, Stadiums, and Power Facilities.   The Mars Board believes that ScanTech has potential to expand into industries that have the need to impose scanning of personnel or objects to operate.

The Mars Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•
Benefits not achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

Business Risks — ScanTech (1) has not generated any revenue to date (2) requires certain important industry approvals for certain large customers, (3) has no assurance that contracts/purchase orders will be obtained, (4) has substantial competition from larger companies, (4) has no assurance that manufacturing can be ramped up to meet orders if obtained.
Financial Risks — (1) Revenue ramp is contingent on obtaining commercial orders which have yet to be obtained, (2) profit margins are contingent on effective manufacturing and reasonable component costs and costs availability which are not assured, (3) contract manufacturing has not started and ramp-up and ongoing expense profile is uncertain, (4) Sales and other costs are uncertain,
Capital Risks — (1) Substantial capital is required to support company overhead and initiatives for products approvals which must be raised, (2) Ongoing capital need to support contract manufacturing, working capital for production, sales infrastructure, and R&D to remain competitive which will need to be raised.
Significant Liabilities.   ScanTech has significant outstanding liabilities, including (i) secured indebtedness with a lien on all of its assets, (ii) an unsatisfied judgment of $1,563,796 (plus 12% interest per annum, accruing from October 6, 2020) and (iii) a $5.4 million liability to the IRS (as of December 31, 2023) related to employee and employer payroll taxes and associated interest and penalties.
Secured indebtedness.   All of ScanTech’s indebtedness is secured and it has pledged all of its current and future assets, including intellectual property, to its creditors.
•
Liquidation of Mars.   The risks and costs to Mars if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Mars being unable to effect a business combination by the completion deadline and forcing Mars to liquidate.

•
Exclusivity.   The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Mars from soliciting other business combination proposals and restricts Mars’ ability to consider other potential business combinations so long as the Business Combination Agreement is in effect.

•
Stockholder Vote.   The risk that Mars’ shareholders may fail to provide the respective votes necessary to effect the Business Combination.

•
Post-Business Combination Corporate Governance.   The Mars Board considered the corporate governance provisions of the Business Combination Agreement and the proposed material provisions of the amendment to Mars’ certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “— The Business Combination Agreement” and “Management of New ScanTech After the Business Combination” for detailed discussions of the terms and conditions of these documents.

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Mars’ control.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.

•
Potential Conflicts.   The Mars Board considered the potential additional or different conflicts of interests of Mars’ directors, executive officers, the Sponsor and its affiliates, as described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” The Mars Board, including Mars’ independent directors, with their respective outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Mars Board, the Business Combination Agreement and the transactions contemplated thereby, including the Merger.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

•
Other Risks.   Various other risks associated with the Business Combination, the business of Mars and the business of ScanTech described under the section entitled “Risk Factors.”

The Mars Board concluded that the potential benefits that it expected Mars and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Mars Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of, Mars and its shareholders.
Description of Fairness Opinion of Network 1
On July 28, 2023, the Special Committee retained Network 1 for the benefit of the Special Committee to evaluate the fairness, from a financial point of view to Mars of the consideration to be received by Mars in connection with the Business Combination. The fees paid to Network 1 was a fixed fee and not contingent upon the completion of the Business Combination.
On August 22, 2023, Network 1 reviewed certain financial analyses with the Special Committee in the form of a presentation. The Network 1 presentation included an overview of items reviewed in preparation for the opinion, a comparable company valuation analysis pertaining to the purchase price of ScanTech, a discounted cash flow analysis pertaining to the purchase price of ScanTech, a summary of the transaction between Mars and ScanTech, a summary of the methodologies used by Network 1, and Network 1’s conclusion that the transaction was fair from a financial point of view. On the same date, Network 1 rendered its oral opinion to the Special Committee, to the effect that, as of that date, the purchase price to be paid by Mars to ScanTech in the Business Combination was fair to Mars from a financial point of view.
Subsequent to the presentation, Network 1 provided the Special Committee with a draft written fairness opinion, which set forth, among other things, the assumptions made, matters considered, and limitations on the scope of review undertaken by Network 1 in rendering its opinion. Network 1 evaluated the purchase price, relates only to the fairness, and determined that it is fair from a financial point of view. The presentation and draft opinion were consistent with the final opinion and there were no material changes between these items.
Network 1 confirmed its evaluation by delivering a final written opinion to the Special Committee, dated October 26, 2023 (“Network 1 Fairness Opinion”). The presentation and draft opinion were consistent with the final opinion, and there were no material changes between these items. The final opinion stated that, as of that date, the purchase price to be paid by Mars to ScanTech in the Business Combination, in the form of the issuance of Pubco Common Stock to the equity holders of ScanTech, as provided in the Business Combination Agreement, is fair to Mars from a financial point of view.
The full text of Network 1 Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Network 1 in rendering its opinion, is attached as Annex F and is incorporated into this proxy statement/prospectus/consent solicitation by reference in its entirety. Public Shareholders are encouraged to read this opinion carefully in its entirety. Network 1 Fairness Opinion was provided to the Special Committee for its information in connection with its evaluation of the purchase price, relates only to the fairness, from a financial point of view, of such purchase price, does not address any other aspect of the transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Business Combination or their investment in Mars. This summary of Network 1 Fairness Opinion is qualified in its entirety by reference to the full text of that opinion.
In arriving at its opinion, Network 1, among other things:
•
Reviewed draft Business Combination Agreement and letter of intent;

•
Reviewed patents and intellectual property of ScanTech;

•
Reviewed information furnished to Network 1 by ScanTech’s management, including internal financial model and other information;

•
Reviewed ScanTech’s un-audited historical financial statements for the years ended December 31, 2021 to December 31, 2022, and six (6) months ended June 30, 2023;

•
Reviewed ScanTech’s projections for fiscal years ended December 31, 2023 to December 31, 2032;

•
Interviewed ScanTech’s senior management concerning historical and current operations, financial conditions, and prospectus;

•
Reviewed the valuation of ScanTech implied by the consideration;

•
Reviewed the valuations of publicly traded companies that Network 1 deemed comparable in certain respects to ScanTech; and

•
Reviewed the Discounted Cash Flow analysis on ScanTech’s valuation.

In connection with its review, Network 1 relied upon the accuracy, and completeness, of the financial, and supplemental information, provided by, or on behalf of Mars Board, Mars, or ScanTech. It also obtained additional information from public sources, or from private sources, which we believe to be dependable. It did not conducted any independent valuation, or appraisal, of any specific assets of Mars or ScanTech, or any appraisal, or estimate, of any specific liabilities of Mars. With respect to the projections and financial forecasts relating to ScanTech, Network 1 assumed that such projections, and financial forecasts, have been reasonably prepared and reflect the best currently available estimates, and judgments of the management of ScanTech, as to the future financial performance of ScanTech and that the management of Pubco will be able to execute on the business plan underlying such projections. Network 1 assumed no responsibility for such projections, or financial forecasts, or the assumptions on which they are based.
In determining fair value, Network 1 focused exclusively on ScanTech’ s enterprise value, immediately prior to the Closing, without considering any potential effects, whether positive or negative, arising from the Business Combination. Additionally, it did not consider the dilution impact of the issuance of Pubco Common Stock on the Public Shareholders.
In performing analyses, the Network 1 made material assumptions with respect to, among other things, timing and quantum of sales orders from aviation customers, sales from packaging and other customers, and cost of development of proprietary scanning products, component and manufacturing costs and corresponding profit margins, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Mars, ScanTech or any other parties to the Business Combination. None of ScanTech, Mars, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ScanTech do not purport to be appraisals or reflect the prices at which ScanTech shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.
The following is a summary of the material financial analyses prepared by Network 1 and reviewed by the Special Committee in connection with the valuation of ScanTech. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by Mars nor does the order of the financial analyses described represent the relative importance or weight given to those financial analysis by the Special Committee. Mars may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis summarized below should not be taken to be Mars’ view of the actual value of ScanTech.
Comparable Company Analysis
Network 1 reviewed certain financial information of ScanTech and compared it to certain publicly traded companies. Network 1’s quantitative and qualitative comparable company criteria are as follows:
•
Network 1 considered certain financial and operating information for certain publicly-traded companies that are focused on advanced manufacturing, AI and scanning companies.

•
Companies were selected because they have a combination of comparable products, end-markets served, and platforms, amongst other attributes.

•
Certain companies were excluded based on lack of public trading activity and operational, business and/or financial characteristics that made them dissimilar to ScanTech.

The specific financial information evaluated by Network 1 focused on identifying companies whose market capitalization was not considered a mega-cap company whose valuation metrics are generally different than smaller companies, as well as companies with positive EBITDA and/or revenues so that meaningful trading multiples could be developed. Mega-cap companies, which Network 1 defines as companies with market capitalizations exceeding $200 billion, based on its capital markets expertise and without any formal analysis, were not considered as possible comparable companies. This is because companies in this category typically have substantially greater resources and earnings stability than smaller companies. As a result, their valuation multiples are often based on different characteristics, such as stable earnings growth, market dominance, very strong balance sheets, and high trading volumes. The specific operational information evaluated by Network One focused on identifying companies either directly participate in the checkpoint scanning industry or who provide other security-related hardware products to corporations or government agencies.
The relevant end-markets considered in analyzing comparable companies were federal, state and local government agencies as well as corporations in a wide variety of industries including industrial, consumer, energy, healthcare and telecommunications. Platform considerations generally focused on companies whose products may utilize AI and have a product suite focused on security.
Public trading activity was used a method for elimination companies with small or no float or trading activity as valuation derived from such companies are unreliable, as well as the elimination of companies whose market capitalization may be too large to provide a relevant comparison. The operational/business, financial and business considerations used to eliminate companies were companies with no security component to their business, companies that had no financial data to generate meaningful multiples.
All of the companies selected by Network 1 had scanner or other security products as a component of their operations and sufficient financial data so meaningful multiples could be developed.
Below is a summary of the financial, operational/business and multiple information for each comparable company chosen by Network 1:
Selected Comparable Companies	Financial Information	Operating Information	EV/Forward Revenue	EV/Forward EBITDA
EVLV	Meets Market Cap/Financial Criteria	Scanner Products/Corp- Govt End-Markets	10.5x	Not Meaningful
LDOS	Meets Market Cap/Financial Criteria	Scanner Products/Corp- Govt End-Markets	1.2x	12.8x
BRC	Meets Market Cap/Financial Criteria	Security Products/Corp- Govt End-Markets	1.8x	9.7x
MSA	Meets Market Cap/Financial Criteria	Security Products/Corp- Govt End-Markets	4.4x	19.7x
None of the selected companies has characteristics identical to ScanTech, and they were selected because they have a combination of comparable products, end-markets served, and platforms, amongst other attributes. An analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. Network 1 and Mars made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and/or financial characteristics of ScanTech and the selected companies to provide a context in which to consider the results of the quantitative analyses.
The multiples derived from the comparable companies were applied to ScanTech projections that have been disclosed and described under “Proposal 1: The Business Combination Proposal — Recommendation of

the Board and Reasons for the Business Combination — Certain Projected Financial Information” and the corresponding EBITDA and Revenue multiples for the comparable companies. In terms of applying this information to derive valuation estimates for ScanTech, the Companies were first analyzed for relevancy and deemed to meet the selection criteria and to be good representative comparable companies. Then the multiples of revenue and EBITDA were applied to ScanTech’s projections, Network 1 derived a comparable company enterprise valuation range of $310 million to $477 million.
Network 1 is receiving a $100,000 fee for rendering the Fairness Opinion, $25,000 of which has been paid with the balance due upon completion of the Business Combination.
Discounted Cash Flow Analysis
The major inputs and assumptions used in Network 1’ discounted cash flow method were as follows:
Methodology
Network 1 reviewed ScanTech’s projections for fiscal years ended December 31, 2023 to December 31, 2032, focusing specifically on the years 2023 to 2028. Network 1 analyzed the estimated future free cash flow (“FCF”) projected for ScanTech from 2024-2028 and discounted this stream of cashflows back to a present value using ScanTech’s estimated weighted average cost of capital (“WACC”). The WACC was calculated using the estimated cost of capital through long-term debt, preferred stock and common stock and a range for this value was determined.
Discounted Cash Flow Table (values in millions)
Scenario:	Discounted CF Valuation	2024 Cash Flow	2025 Cash Flow	2026 Cash Flow	2027 Cash Flow	2028 Cash Flow	Exit Value
25% Discount Rate/7x Exit Multiple	$965.8	$(2.3)	$21.9	$65.0	$148.8	$248.5	$2,377.5
30% Discount Rate/6x Exit Multiple	$681.5	$(2.3)	$21.9	$65.0	$148.8	$248.5	$1,940.2
30% Discount Rate/7x Exit Multiple	$737.8	$(2.3)	$21.9	$65.0	$148.8	$248.5	$2,149.7
30% Discount Rate/8x Exit Multiple	$794.2	$(2.3)	$21.9	$65.0	$148.8	$248.5	$2,359.7
35% Discount Rate/7x Exit Multiple	$585.0	$(2.3)	$21.9	$65.0	$148.8	$248.5	$2,013.0
To determine the EBITDA exit multiple range, Network 1 calculated the average EBITDA for the comparable companies of 14x and then discounted this value by 50% to determine the midpoint of the exit multiple range. The 50% discount was strictly a conservative judgement made by Network 1 based on the uncertainty of what actual multiples may be in 5 years and was not based on any specific analysis.
The range of discount rate was also strictly a conservative judgement made by Network 1 based on its experience that a typical discount rate for companies based on size is as follows:
•
30% or above for start-up companies

•
26% to 30% for companies with revenue between $5 million and $50 million.

•
21% to 25% for companies with revenue between $50 million and $500 million.

Even though ScanTech was organized in 2011 and has conducted research and development since then, including completing TSA’s Tier 2 Explosive Detection Standard testing in March 2018, ScanTech should not be considered a start-up company. However, Network 1 recognized that ScanTech has not generated any substantial revenue while conducting its analysis of the company’s enterprise value and preparing the fairness opinion. Therefore, Network 1 conservatively applied discount rates ranging between 25% and 35% to derive a range of multiples.
The FCF used by Network 1 represented the cash flow from operations available to debt and equity holders after operating expenses used to acquire and operate capital assets, the payment of corporate taxes and working capital requirements. Network 1 further analyzed ScanTech’s terminal valuation which represented the present value of estimated FCF after 2028. The terminal valuation was calculated by applying a range of exit multiples to year end 2028 EBITDA of between 6x and 8x and discounting this value using the estimated WACC of 25% to 35%. The discounted value of the five year stream of FCF was added to the discounted value of the terminal value to derive the total enterprise value for ScanTech under different assumptions to provide a valuation range of between $585 million and $966 million. More specially, the discounted cashflow valuations were derived by summing the stream of cashflows after dividing each yearly cashflow value by (1 minus the discount rate) raised to the power of the given year of each cashflow value for the 5 years of the projections plus the discounted value attributed to the exit valuation which represented all cashflow after the fifth year. The valuation ranges were derived using this basic discounted cashflow formula and the aforementioned ranges for the WACC and exit multiple.
Notwithstanding any analysis or information contained in the Fairness Opinion, investors should not rely on the analysis, information, or conclusions rendered by Network 1. Investors should be cautioned that the analysis was based on information available to Network 1 at the time of preparing the Fairness Opinion, and some facts regarding comparable companies, the industry, and the performance and operations of ScanTech may have changed. Additionally, projections specifically focusing on the years 2023 to 2028 are subject to uncertainties and assumptions. Investors should review the most recent financial statements of ScanTech and conduct independent research and review before making any investment decisions.
Recommendation of the Board and Reasons for the Business Combination
Certain Projected Financial Information
In connection with Network 1 due diligence and consideration of the potential business combination with ScanTech and, in particular, the parties’ negotiation of the Earnout Consideration, ScanTech’s management provided Mars with certain financial forecasts in August 2023, including proforma financial statements at the closing of 2023, reflecting the business model that ScanTech expects to pursue, which were prepared by ScanTech management based on a number of assumptions, as further described below. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of ScanTech’s management, were prepared on a reasonable basis, reflecting the best estimates and judgments available to ScanTech’s management at the time such financial projections were prepared, and present, to the best knowledge and belief of ScanTech’s management, the expected course of action and revenues that ScanTech anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized (including that the Business Combination is consummated in 2024 and results in proceeds to ScanTech, after satisfaction of all unpaid Mars and ScanTech expenses and taking into account up to approximately 2,081,432 shares of redemptions by Public Shareholders). Mars also reviewed the projections with a consideration of probabilities and potential discounts.
The financial forecasts that were prepared by ScanTech management and shared with the Mars Board and Network 1 consisted of financial statements for 2023 through 2032. However, the Mars Board primarily concentrated its analysis on projected financial statements and projected unit sales for the period from 2024 to 2028, considering them to be the most accurate and reliable, as detailed below.
Key Financial Performance Metrics
	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028
Unit Sales	110	370	845	1490	2095
Unit Sales Revenue	$26,205,516	$86,138,753	$186,438,052	$332,118,974	$475,111,690
Unit Gross Margin	36%	48%	45%	47%	41%
SG&A + R&D Expense	$10,638,138	$14,027,150	$17,703,451	$20,784,543	$21,408,079
Unit Sales
The estimates used in Network 1’s fairness opinion were based on unit sales that included the assumption of certain regulatory approvals that are critical gating factors in accessing markets, including the United States aviation market. The fairness opinion assumed that ScanTech would have achieved all of its appropriate

TSA-related approvals in 2023 and European approvals in 2024, thereby opening wide those markets to ScanTech in those years. Having both of those approvals essentially opens the entirety of the global aviation market to ScanTech. Within the United States, ScanTech believes that it likely will achieve full approval by the TSA although there is no guarantee when that might happen.
In addition to the regulatory drivers, distribution in key global markets both in aviation and in commercial infrastructure is a critical assumption to obtaining new customer contracts and orders. ScanTech has these agreements with distributors in Canada, Turkey, Poland and Japan, and is working towards additional distribution agreements all of which plan to be in place in the coming several years.
Although ScanTech has just secured its first customer in November 2023, initial feedback has been very positive with proven throughout and efficiency improvements and cost reductions. Additional early indications from prospective customers, particularly in aviation, is that once certain regulatory approvals are met, the increased uptime from the fixed gantry system will be a welcome addition to many airports around the world. This feedback has come not just directly from specific prospective customers but also from distributors who communicate regularly with their customers.
Unit sales projections is derived by analyzing each potential geographic market and the potential capture of those markets, divided into specific regional areas, and estimating the size of such market using both existing research and proprietary analysis. Following the review of ScanTech’s deep industry knowledge, having developed its product over more than ten years in its specific industries, combined with reviewing multiple market research reports covering scanning equipment in both aviation and commercial infrastructure markets, our Board of Directors determined Network 1’s analysis was reasonable and the agreed upon valuation of ScanTech was therefore also reasonable.
ScanTech management estimates that the accessible portion of the aviation and infrastructure security screening markets for its checkpoint scanners over the next 5-years is $17.8 billion (i.e. $8.5B aviation plus $9.3B infrastructure). Of the accessible market, ScanTech projects capturing 4.7% or just over $840 million of the $17.8 billion total accessible market for its scanners over the next five-year period.
We believe the key markets we are focused on are all increasing infrastructure and security expenditure as a product of government directives and private industry following suit, both of which are driving increased adoption of products like SENTINEL.
In the aviation sector, the United States and Europe predominantly require either TSA or ECAC certification to enter the market. We are currently in the process of obtaining both of these approvals. The remainder of the global aviation sector either accepts the TSA or ECAC certifications, or develops and issues technical acceptance requirements as part of their solicitations for security equipment. Outside of the global aviation sector, technical and performance specifications seldom reference either TSA or ECAC aviation standards.
The ability to secure market share through the successful management of global marketing and distribution processes will have a profound effect on gross revenues and bottom-line profitability. As a primary component of its broader global marketing and deployment strategy, ScanTech intends to partner with strategic distribution, integration and manufacturing entities with an established presence in each regional market to underpin product sales. By choosing its teaming partners wisely, the company is allowed to focus primarily on its applied research and product development efforts and furthering its brand and development initiatives, while its distribution, integration and manufacturing partners drive sales volume by leveraging economies of scale and existing sales channels that each maintains at home and abroad.
ScanTech’s projections of unit sales and market penetration were prepared by taking into account the following criteria in each market:
•
Published tender opportunities for fulfilment in the next one to three years.

•
Management’s assessment of additional opportunities in the market, based on its professional experience and public information about the age of existing airports and other infrastructure, applicable regulatory standards, growth estimates and other information.

•
Management’s estimate of ScanTech’s chances of winning contract opportunities against competitors.

Projected United States Market Share.   ScanTech estimates the Company to capture 7% of the total addressable market for direct sales to the TSA over the 5YR period as well as 1.4% of the Commercial Infrastructure or ancillary market for checkpoint systems. Because any sizable market entry would most likely be driven by and premised upon (i) the qualification of the Sentinel™ in the United States(ii) an award of an IDIQ contract, and (iii) ScanTech being small business eligible based on government procurement standards. This assumption is based on TSA’s recapitalization of over 2,400 CT systems through its Checkpoint Property Screening System Program over the next 5 years in tranches of 400 to 800 units per year. ScanTech has been engaged with testing and certifying its fixed-gantry CT technology with TSA for the past five-years. Since TSA will be the singular purchaser of this technology in domestic airports, ScanTech will not require a distributor to access the U.S. aviation market. Although ScanTech is open to identifying and securing strategic partnerships and distributorships to help it penetrate non-aviation opportunities in the U.S. market, it considers that its executives and directors have sufficient experience and extensive relationships within the U.S. market and will continue to leverage these internal resources to assist in garnering the projected market share in the U.S.
Projected Europe Market Share.   ScanTech expects to fare significantly well in the E.U through a strategic partnership with a major European security company with existing relationships with most of the major airport authorities throughout the region. ScanTech estimates a capture of 12% of the total addressable aviation checkpoint market in Europe over the next 5-year period and 3.5% of the Commercial Infrastructure market. These estimates are based, in part, on the fact that the company’s existing channels for entry into the European markets are in their early stages. ScanTech has already engaged with multiple distribution partners in the region and has signed definitive distribution agreements in several markets, disclosed herein.
Projected Americas (excluding the U.S.) Market Share.   For its target pro-forma financial projections, ScanTech estimates a capture of 5.4% of the total addressable Americas aviation checkpoint market over the next 5-year period. With respect to the fledgling Commercial Infrastructure market for checkpoint solutions (which includes both government and private buildings and facilities), the company estimates 5.4% of that submarket. ScanTech has hired a Director of Sales from a competitor who brings extensive marketing and sales connections in North and South America to jump start ScanTech sales in these markets. ScanTech has secured a distributor for Canada and is in the process of evaluating potential distributors to assist it in penetrating both the Latin and South America segments of this market.
Projected Asia Pacific Market Share.   For its target pro-forma financial projections, ScanTech estimates to capture 5.2% of the total addressable Asia Pacific aviation checkpoint market over the 5-year period. With respect to the fledgling Commercial Infrastructure market for checkpoint solutions (which includes both government and private buildings and facilities), the company estimates a 4.3% capture of that submarket. ScanTech has secured a distributor for Japan and is in discussions with potential distributors to assist it in penetrating other countries within the Asia Pacific market.
Projected MENA Market Share.   ScanTech estimates the company to capture 5.1% of the total addressable MENA aviation market over the 5-year period and 4.6% of the total ancillary checkpoint market. A key element of success in this market will be the identification of a strategic partner with an existing sales channel into the MENA region. ScanTech has identified strategic distribution partners in the region but has not yet signed any definitive agreements. ScanTech is in the process of evaluating potential strategic partners and distributors to assist it in penetrating the MENA market.
Projected India Market Share.   For the India market specifically, ScanTech will engaged in negotiations with a strategic teaming partner for exclusive licensing rights as a low-cost manufacturer and retailer for the Indian subcontinent. ScanTech estimates to capture 2.0% of the total addressable market for aviation over the next 5-year period and 1.9% of the total ancillary checkpoint market. ScanTech has not yet signed any definitive agreements to engage a licensing partner in India.

5-Year Aviation Market Capture Summary, ScanTech Estimates
5-Year Infrastructure Market Capture Summary, ScanTech Estimates
Price Per Unit
Each regional market features a range of likely pricing per unit based primarily on local market dynamics, including historical and forecasted civil security spending budgets, regulatory environment, competitive outlook, and supply and demand factors, as well as a number of ancillary dynamics including ongoing and anticipated public and Commercial Infrastructure sector opportunities. In certain regional markets, per unit sales pricing targets have already been established through existing government purchase contracts, while in other territories, per unit sales pricing has been adjusted to achieve maximum absorption while maintaining a high level of competitiveness and a sufficient margin on cost.
Specifically, based on publicly available data, ScanTech can sustain an average sales price of an estimated $262,000 for its most advanced TSA/ECAC certified checkpoint inspection product the Sentinel CT Carry-on Baggage Inspection System in the U.S., an estimated $252,000 in the EU, an estimated $283,000 in the Americas, an estimated $234,000 in APAC, an estimated $290,000 in MENA and an estimated $135,000 in India.
Regarding the global market for air and breakbulk cargo (falls within the aviation market sector), the company’s break-bulk air cargo inspection system being certified to the TSA Air Cargo Technology Screening List (ACTSL) is projected to enter the market at $325,000 and its highest performing containerized air cargo CT system under development is projected to enter the market priced at $800,000. These prices are based on publicly available information such as RFPs and individual contracts from competitors.
Unit prices for commercial infrastructure market opportunities for this and lower performing systems are projected to be lower, specifically an estimated: $230,000 in the U.S., $210,000 in the EU, $262,000 in the Americas, $220,000 in APAC, $150,000 in MENA and $100,000 in India. These estimates are based on competitive information as well as information provided to ScanTech directly from its distributors in those markets (distributors will communicate to ScanTech the unit prices of competitive products in key markets).
The projections used in Network 1’s fairness opinion took into account these factors to determine revenue, which is a product of unit sales and unit price, and extrapolated a growth rate of both the aviation sector and the commercial infrastructure sector over a five-year period.
Research and Development Costs
ScanTech operates in a highly competitive market environment but unique to the industry in which ScanTech operates, particularly in certain key markets, is research and development expenses can be conducted under both customer-funded contracts and company-funded research and development funds. Company-funded research and development expenses are included in selling, general and administrative expenses. ScanTech’s core competitors, including Leidos, report approximately 1% of revenue for company-funded research and development. ScanTech’s total research and development expense, including in SG&A, is roughly a quarter of those amounts for several reasons:
•
ScanTech has expended significant capital resources into its product development for the last ten years;

•
ScanTech’s fixed-gantry technology requires a lower amount of ongoing company-funded research and development expense due to its lower overall cost of maintenance and operation;

•
ScanTech’s competitors operate in multiple verticals which requires a higher R&D spend to maintain both different types of equipment and different research and development lifecycles. ScanTech’s singular vertical (albeit in diverse industries provides greater scalability in product discovery.

Similar to our competitors, ScanTech’s assumptions expect to charge expenses for research and development activities performed under customer contracts directly to cost of revenues for those contracts.
ScanTech’s research and development team, which is responsible for both the development of new products and improvements to our existing product portfolio, consists of talented and dedicated engineers, technicians, scientists, and professionals with experience from the world’s leading institutions and corporations. Our primary areas of focus in research and development include, but are not limited to:
•
Enhanced artificial intelligence capabilities and detection software

•
Continued improvement of the detection algorithm performance, including assessing the ability to detect new threats;

•
Additional system improvements to analytical applications and operational performance;

•
Integrations into venue security infrastructure and operating systems.

Gross Profit Margin
ScanTech’s gross profit margin depends on its growth cycles, like many companies that both develop software and hardware. ScanTech assumes gross profit margin growing from of 36% on its initial orders in 2024 and as it adds new markets and scales its business gross profit margin can reach as high as 48%. ScanTech assumes that it will begin to enter new, more challenging markets in 2028 and beyond, which will bring gross profit margin down to 41% during that year. The reason why gross margin may decline as the Company enters new markets is due to potential discounting of its products or services in order to capture initial share. Following review of competitors and feedback from ScanTech, the Board is comfortable with the gross profit margins assumptions Network 1’s fairness opinion.
As further described below, the Mars Board utilized ScanTech’s projected financial statements and projected unit sales in their assessment of the potential business combination with ScanTech and the determination of the Merger Consideration and the Earnout Consideration during the Earnout Period. Mars Board conducted a thorough review of ScanTech’s projected financial statements and projected unit sales in order to gain insights into ScanTech’s underlying business model and potential for growth. By examining probabilities and assumptions presented in these projections, the Mars Board sought to identify opportunities and understand the upward trajectory of ScanTech’s operations. The Mars Board conducted a comprehensive evaluation of ScanTech’s prospects by acknowledging possible impact if the projections are not correct by evaluating numerous factors outlined in the Risks Related to ScanTech section, as detailed starting on page 80, that could pose challenges and potentially undermine the accuracy of the projections. The Mars Board did not solely rely on the assumption that ScanTech would meet or surpass its projected financials and took the possibility of deviations from the projected figures into account.
The projected financial statements were derived from projections of units sold, price per unit, and certain expenses.
Projected unit sales were prepared using the following methodology:
•
Current global demand for security screening systems was estimated based on publicly available information regarding the number of airports, airport checkpoints and other relevant facilities. ScanTech management assumed a growth rate based on publicly available market data.

•
ScanTech’s target market was divided into the following three sectors, in order to account for variations in the size, anticipated growth and pricing dynamics of each sector — (i) passenger aviation, (ii) commercial infrastructure and (iii) parcel, break bulk and air cargo (“Cargo”).

•
To assure regional variances were accounted for, ScanTech management further segmented the global market for passenger aviation and commercial infrastructure into six specific geographic territories — (i) the United States; (ii) Europe, (including Russia, Ukraine, and the Baltic nations), (iii) the Americas (other than the United States); (iv) Asia Pacific (including Australia), (v) the Middle East and North Africa, and (vi) the Indian subcontinent. (As the Cargo sector is in the early stages of development, ScanTech has not yet fully studied the regional variances for demand in this sector, and so the market for this sector was not segmented into specific geographic territories.)

•
Unit sales were projected for each territory based on assumed rates of market capture. These rates of market capture were market specific. For example, in the United States, the TSA has allocated a portion of its aviation scanning replacements to be allocated to certain companies with the “small business” designation. ScanTech is one of the only companies with that designation and so there is a known quantity of units that can be awarded to ScanTech from that designation. In other more fragmented markets, for example in European markets, the estimated market share is more challenging to identify although the size of those markets is well documented through market research reports. For those markets outside the United States, ScanTech was able to identify a reasonable market share the Company thought it could attain in a five year period, and where available, confirmed such assumptions with its distributors.

The projected financial statements were prepared using several assumptions, including the following assumptions that ScanTech’s management believed to be material:
•
ScanTech’s ability to grow sales of its products in new geographic markets and enter into new distribution partnerships.

•
ScanTech’s ability to enter into long-term maintenance contracts in connection with sales of scanners.

•
Successful certification of the Sentinel scanner to TSA’s APSS 6.2 Explosive Detection Standard in 2023.

•
Successful certification of the Sentinel scanner to ECAC’s EDSCB C2/3 Explosive Detection Standard in 2023.

•
ScanTech’s ability to manage its growth and to hire, train and retain the key employees and workforce necessary to grow sales of its products, including a sales team.

•
ScanTech’s ability to successfully develop a scanner device for the commercial infrastructure and Cargo sectors.

•
The ability of ScanTech’s supply chain to continue to provide the equipment ScanTech needs in a timely manner, at its specifications and at reasonable prices.

•
ScanTech’s ability to transition to outsourced manufacturing and assembly services.

The estimates and assumptions reflected in the projected financial statements were developed by ScanTech’s management based primarily on:
•
the industry expertise of ScanTech’s management;

•
experience gained through prior operations by ScanTech’s management.

•
for price per unit in the passenger aviation sector, (i) existing binding and nonbinding agreements and other indications of interest from potential customers in certain geographies and (ii) in other geographies, a price estimated based on third-party market intelligence reports and other information regarding the addressable market, historical and forecasted government budgets, and anticipated demand in such geographies;

•
for price per unit in the commercial infrastructure sector and the Cargo sector, an assumed price based on a small margin above estimated cost;

•
the cost of current bill-of-materials and labor costs for the passenger aviation sector, and an estimated bill-of-materials and labor costs for the commercial infrastructure and Cargo sectors.

Although ScanTech received purchase orders for 13 scanning units in 2023, it did not meet its 2023 financial projections. As orders for these units were placed later in the year than projected, they were not delivered in 2023 and ScanTech was not able to recognize revenue for these units. ScanTech currently expects to initially recognize revenue for these units in 2024.
Our Board determined that ScanTech’s assumptions for market entry were reasonable based on discussions with ScanTech and its potential distribution partners regarding barriers to entry, expectations of end customers, market trends in the security and scanning industry, and their experience in the acquisition and procurement business, with the understanding that pending regulatory approvals in Europe and the United States are core drivers of ScanTech’s growth prospects.
Significant Competition
The core business in which ScanTech operates is characterized by intense competition from well capitalized, entrenched competitors, some of whom are publicly traded companies with multiple business verticals and a track record of achieving critical government approvals. These companies include Leidos Holdings, Inc. (NYSE: LDOS), OSI Systems, Inc. (Nasdaq: OSIS), Smiths Detection, among others, which are dominant market participants and are better capitalized incumbents with established track records. The projections employed by Network 1 in its analysis assume that based on early prospective customer feedback regarding its proprietary technology, ScanTech is able to make modest market share inroads in key markets. Many government agencies with whom ScanTech intends to offer its products have mandatory vendor allocations to small business, of which the majority of ScanTech’s competitors do not qualify. Once ScanTech meets the core regulatory requirements for both TSA and ECAC, we believe ScanTech will be able to overcome the competitive hurdles through a combination of marketing its technology combined with leveraging its small business status with governmental and non-governmental prospective customers.
Overview of Key Assumptions and Inputs
Network 1 performed a valuation analysis of ScanTech with a valuation date of August 14, 2023. ScanTech management provided Network 1 with historical financial results for 2021 and 2022, financial results for the six months ended June 30, 2023, as well as annual projections for fiscal year ended December 31, 2023 to 2032. Network projected ScanTech’s financial performance on an annual basis for 2024 to 2032. Network 1 examined ScanTech’s historical growth rates, prospective operating plans, and an analysis of the industry in which Network 1 operates and determined that the estimates and ScanTech’s management’s assumptions were reasonable. Management provided Network 1 with a forecast for the purchase price and the associated Q4 2023 revenues related to the target company.
The Fairness Opinion was conditioned on the consummation of the Business Combination and the assumption that ScanTech would become a publicly traded company, as reflected by the comparable companies used in the valuation analysis. ScanTech’s projections were based on the Closing of the Business Combination and the ability to raise capital and potentially broaden its opportunities for future access to capital from resources as a publicly traded company after the Closing.
The projections and the Fairness Opinion support a valuation of ScanTech at $140 million. It is not necessary to conduct new projections or obtain a new Fairness Opinion, given that any delay in achieving the current projections is not expected to exceed 12-18 months. Furthermore, based on the valuation derived from the Fairness Opinion, a delay of up to 24 months would still likely result in a valuation above $110 million, which is the amount of the Merger Consideration. ScanTech has affirmed to Mars management that its projections reflect ScanTech’s management’s view of its future performance, although prior projections are no longer reliable in view of the delay in receiving the required certifications and that ScanTech and Mars are of the view that the projection targets would be valid if the timetable for the achievement of those targets were to be revised from the December 31, 2024 to December 31, 2028 periods to June 30, 2026 to June 30, 2030 period.
As such, while the projections in the TSA aviation sector have been delayed, Mars believes that ultimately, these projections will be realized and ScanTech will become a successful public company.

ScanTech reached a significant milestone through its Distribution Agreement with Visiontec Systems with the selection of its Sentinel CT scanner by Ontario Power Generation (OPG) to secure the Pickering and Darlington Nuclear Power Plants, which provide energy to over 14 million residents in Ontario, Canada. The initial two scanners have been successfully deployed, tested, and accepted at both sites. Impressed by their performance, OPG has expressed interest in acquiring additional scanners for its other nuclear facilities next year. This successful commercialization with OPG positions ScanTech for further global opportunities in nuclear infrastructure protection. The deployment and acceptance of the scanners at two major nuclear power plants, combined with OPG’s interest in acquiring additional scanners, as well as growing interest from state and local governments, have significantly contributed to the company’s increased valuation from $110 million to $140 million. These developments reinforce ScanTech’s potential for broader market penetration and long-term growth, justifying the revised valuation.
Satisfaction of 80% Test
It is a requirement under the Nasdaq listing rules that any business acquired by Mars have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding any taxes payable on the income earned on, the Trust Account) at the time of the execution of the Business Combination. As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $71.6 million and 80% thereof represents approximately $57.3 million. The Mars Board determined that ScanTech’s enterprise value was $162.4 million, thus satisfying the 80% test. In reaching its conclusion that the Business Combination meets the 80% asset test, the Mars Board reviewed the enterprise value of ScanTech of approximately $162.4 million implied by starting with approximately $22.4 million closing net debt as defined in the Business Combination Agreement, and adding i) approximately $140 million of equity consideration in the post-combination company to be issued to the Company Holder Participants, (ii) no repayment of ScanTech’s existing indebtedness; (iii) the conversion and exchange of a significant portion of ScanTech’s indebtedness into ScanTech units and PubCo shares, (iv) the payment of approximately $5 million of certain transaction costs; and (v) the impact of the Founder Shares and the Private Placement Units retained by the Sponsor and Mars officers and directors. In determining whether the enterprise value described above represents the fair market value of ScanTech, the Mars Board considered all of the factors described above in this section and the fact that the purchase price for ScanTech was the result of an arm’s length negotiation. As a result, the Mars Board determined that ScanTech had a fair market value of at least 80% of the net assets held in the Trust Account as of the date that the Business Combination Agreement was executed.
Redemption Rights
In connection with any shareholder meeting called to approve a proposed the Business Combination, each Public Shareholder will have the right, regardless of whether he is voting for or against such proposed business combination, to demand that Mars convert his Public Share into a pro rata share of the Trust Account upon consummation of the business combination.
Each holder of Ordinary Shares that elects not to participate in the Closing Redemption (a “Non-Redeeming Shareholder”) will receive one additional share of Pubco Common Stock for each Ordinary Share that is not redeemed in the Closing Redemption.
Mars may also require Public Shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to redeem to Mars’ transfer agent or to deliver the share certificates (if any) and other redemption forms they are seeking to convert to the transfer agent electronically using DTC’s DWAC System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on the Business Combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the Redemption Price, it could sell its shares in the open market before actually delivering his certificates (if any) and other redemption forms to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to redeem is irrevocable once the business combination is completed.
Pursuant to its Mars Memorandum and Articles, Mars is required to give a minimum of only five clear days’ notice for each general meeting. As a result, if Mars requires Public Shareholders who wish to redeem their Ordinary Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their certificates (if any) and other redemption forms for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Mars’ securities when they otherwise would not want to.
If Mars requires Public Shareholders who wish to redeem their Ordinary Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, Mars will promptly return such certificates to the tendering Public Shareholders.
Please see the risk factors entitled “In connection with any shareholder meeting called to approve a proposed the Business Combination, Mars may require shareholders who wish to convert their Public Shares to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights” and “If Mars require Public Shareholders who wish to redeem their Public Share to comply with the delivery requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.”
Once the shares are redeemed by the beneficial holder, and effectively redeemed by Mars under Cayman Islands law, the transfer agent will then update Mars’ Register of Members (Shareholders) to reflect all redemptions.
Appraisal or Dissenters’ Rights
Mars Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that Mars’ entry into the Business Combination Agreement, the consummation of the transactions contemplated by the Business Combination Agreement, including (i) the issuance of the consideration thereunder, (ii) the Purchaser Merger and (iii) the adoption by Mars at the Effective Time of the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, the performance by Mars of its obligations thereunder and the Plan of Merger thereby be authorized, ratified, approved, adopted and confirmed in all respects.”
Vote Required for Approval
The Business Combination Proposal is conditioned on the approval of the other Required Proposals. The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of the Business Combination Proposal.
The approval of the Business Combination Proposal requires an affirmative vote of 1,491,144 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Business Combination. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Business Combination Proposal for it to be approved.
Recommendation of Mars Board with Respect to the Business Combination Proposal
THE MARS BOARD RECOMMENDS THAT THE MARS SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 2: THE ADVISORY CHARTER PROPOSALS
As required by SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, Mars is requesting that our shareholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Charter Proposal. However, the shareholder vote regarding each of the Advisory Charter Proposals is an advisory vote and is not binding on Mars or our Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, Mars intends that the Proposed Charter will take effect upon the Closing.
The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this joint proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively.
	Existing Organizational Documents – Cayman Islands	Proposed Organizational Documents – Delaware
Authorized Shares	Under our Existing Organizational Documents, our share capital is US$100,000 divided into 800,000,000 ordinary shares of par value of US$0.000125 each.	The Proposed Amended and Restated Certificate of Incorporation “Charter”) will authorize Pubco to issue 510,000,000 shares, consisting of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.
Forum Selection	Our Existing Organizational Documents do not contain an exclusive forum provision.	The Proposed Charter will provide that, unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended Charter or the Amended Bylaws of Pubco, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of

Existing Organizational Documents – Cayman Islands	Proposed Organizational Documents – Delaware
process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.
Reasons for the Advisory Charter Proposals
Authorized Shares (Proposal 2A)
Under our Existing Organizational Documents, our share capital is US$100,000 divided into 800,000,000 ordinary shares of a par value US$0.000125 each Proposal 2A authorizes capital stock of shares, consisting of (a) 500,000,000 shares of common stock and (b) 100,000,000 shares of preferred stock. The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this joint proxy statement/prospectus/consent solicitation, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.
Our board of directors believes that this capital structure is appropriate for a newly public company such as Pubco.
Forum Selection (Proposal 2B)
Our Existing Organizational Documents do not contain an exclusive forum provision. Proposal 2B is intended to assist Mars in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that Mars intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and Mars with more predictability regarding the outcome of intra-corporate disputes.
In addition, this proposal is intended to promote judicial fairness and avoid conflicting results, as well as make Mars’ defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that Mars should retain the ability to consent to an alternative forum on a case-by-case basis where Mars determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.
The foregoing exclusive forum provision shall not apply to any claim arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Proposed Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Anti-Takeover Provisions of Delaware Law
The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire Mars. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Mars by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of Pubco Securities — Anti-Takeover Provisions of Delaware Law” for more information.
Full Text of Resolution
The full text of the resolutions to be proposed are as follows:
“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to authorize capital stock of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.
“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended

Charter or the Amended Bylaws of Pubco, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.”
Vote Required for Approval
The approval of each of the Advisory Charter Proposals will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of the Advisory Charter Proposal requires an affirmative vote of 1,118,358 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Advisory Charter Proposal. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Advisory Charter Proposal for it to be approved. The Advisory Charter Proposals are conditioned on the approval and adoption of each of the Required Proposals.
As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on Mars or the Mars Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Charter Proposals, Mars intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).
Recommendation of the Mars Board of Directors
THE MARS BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

PROPOSAL 3: THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
At the Extraordinary General Meeting, Mars Shareholders will be asked to consider and vote upon a proposal to approve and adopt the ScanTech AI Systems Inc. Equity Incentive Plan (the “Equity Incentive Plan”) a copy of which is attached to this proxy statement/ prospectus as Annex E.
The Pubco Board intends to adopt the Incentive Plan, subject to approval by Mars Shareholders.
If the Equity Incentive Plan is approved by Mars Shareholders, then the Incentive Plan will be effective upon the consummation of the Business Combination and no additional stock awards will be granted under the 2012 Equity Incentive Plan (the “Stock Option Plan”) as in effect immediately prior to the consummation of the Business Combination. All outstanding stock options granted under the Stock Option Plan as in effect immediately prior to the consummation of the Business Combination, shall be assumed by Pubco and converted into stock options or restricted share units, as applicable, for Pubco Common Shares. The assumed stock options and assumed RSUs will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Stock Option Plan upon the assumption and conversion of such awards pursuant to the Business Combination Agreement.
If the Equity Incentive Plan is not approved by Mars Shareholders, it will not become effective and no awards will be granted thereunder, and ScanTech may continue to make grants under the Stock Option Plan, subject to the terms of that plan, as applicable.
Summary of Material Terms of the Incentive Plan
The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/ prospectus as Annex E.
Purpose
The purpose of the Incentive Plan is to enhance the ability of Pubco to attract, retain, and motivate persons who make (or are expected to make) important contributions to Pubco by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities that are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of Pubco’s shareholders.
Eligibility
Persons eligible to participate in the Incentive Plan will be employees, non-employee directors, and consultants of Pubco and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with Pubco or its subsidiaries. As of the date of this proxy statement/ prospectus, approximately 26 individuals will be eligible to participate in the Incentive Plan, which includes approximately 5 officers, 9 employees who are not officers, 5 non-employee directors, and 7 consultants.
Administration
The Incentive Plan will be administered by the Pubco Board, the Compensation Committee of the Pubco Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Compensation Committee of the Pubco Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of Pubco, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve
The number of Pubco Common Shares that may be issued under the Incentive Plan is equal to 15% of the aggregate number of Pubco Common Shares issued and outstanding immediately after the Closing (calculated on a fully-diluted basis). All of the shares initially available under the Incentive Plan may be issued upon the exercise of incentive stock options.
The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and ceasing as described below, equal to the lesser of:
•
a number of Pubco Common Shares equal to 15% of the aggregate number of Pubco Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or

•
such number of Pubco Common Shares as the plan administrator may determine.

Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired Pubco Common Shares.
Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of Pubco Common Shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under Section 422 of the Code and the Treasury Regulations promulgated thereunder, the shares that may be issued as incentive stock options.
Types of Awards
The Equity Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other stock-based awards (collectively, “awards”).
Share Options.   The Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Pubco and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.
The exercise price of each share option will be determined by the plan administrator, but such exercise price may not be less than 100% of the fair market value of one Pubco Common Share on the date of grant or, in the case of an incentive stock option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater shareholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.
Upon exercise of a share option, the exercise price must be paid in full either in cash, check or, with approval of the plan administrator, by delivery (or attestation to the ownership) of Pubco Common Shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
Share Appreciation Rights.   The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to Pubco Common Shares or cash, equal to the value of the appreciation in Pubco’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.
Restricted Shares.   A restricted share award is an award of Pubco Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted share awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.
Restricted Share Units.   Restricted share units are the right to receive Pubco Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with Pubco or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Pubco Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.
The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Pubco Common Share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, Pubco Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.
Other Share-Based Awards.   Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.
Tax Withholding
Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that Pubco or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of Pubco or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the Pubco Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of Pubco or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of Pubco Common Shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to Pubco or its subsidiaries in an amount that would satisfy the withholding amount due.
Equitable Adjustments
In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting Pubco Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of Pubco Common Shares covered by outstanding awards made under the Incentive Plan.
Change in Control
In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if Pubco is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all Pubco Common Shares covered by the award, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.
Transferability of Awards
Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.
Term
The Incentive Plan became effective when adopted by the Pubco Board, and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.
Amendment and Termination
The Pubco Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and Pubco. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan.
Form S-8
Pubco intends to file with the SEC a registration statement on Form S-8 covering the Pubco Common Shares issuable under the Incentive Plan.
Material United States Federal Income Tax Considerations
The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and Treasury Regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The ability of Pubco or its subsidiaries to realize the benefit of any tax deductions described below depends on generation of taxable income as well as the requirement of reasonableness and the satisfaction of tax reporting obligations.
Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Pubco Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither Pubco nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If Pubco Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Pubco Common Shares at exercise (or, if less, the amount realized on a sale of such Pubco Common Shares) over the option exercise price thereof, and (ii) Pubco or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Pubco Common Shares.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year, in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
Nonqualified Options.   No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Pubco Common Shares issued on the date of exercise, and Pubco or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Pubco Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Pubco Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Pubco Common Shares over the exercise price of the share option.
Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards.    The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the Pubco Common Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share or cash based awards are generally subject to tax at the time of payment. Pubco or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.
The participant’s basis for the determination of gain or loss upon the subsequent disposition of Pubco Common Shares acquired from a share appreciation right, restricted share award, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either Pubco or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).
Section 409A.   The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying share at the time the share option or share appreciation right was granted. Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of Pubco’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.
New Plan Benefits
No awards have been previously granted under the Incentive Plan and no awards have been granted that are contingent on shareholder approval of the Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/ prospectus because participation and the types of awards that may be granted under the Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/ prospectus.
Full Text of Resolution
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the ScanTech Equity Incentive Plan, a copy of which is appended to the proxy statement/ prospectus in respect of the Extraordinary General Meeting as Annex E be approved and adopted in all respects.”
Vote Required for Approval
The approval of the Equity Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of the Equity Incentive Plan Proposal requires an affirmative vote of 1,118,358 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Equity Incentive Plan Proposal. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Equity Incentive Plan Proposal for it to be approved. The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 4: THE NASDAQ PROPOSAL
Overview
Pursuant to Nasdaq Listing Rule 312.03, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Nasdaq Listing Rule 312.03, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Pubco expects to issue, in the aggregate, up to an estimated 27,539,083 shares of Pubco Common Stock if all Public Shareholders redeem, or 32,283,379 shares of Pubco Common Stock if none of the Public Shareholders redeem, in connection with the Business Combination, which includes potential sources of dilution post-closing but excludes the Earnout Shares and the Equity Incentive Plan Shares. For further details, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration.”
Accordingly, the aggregate number of shares of Pubco Common Stock that will be issued in connection with the Business Combination will exceed 20% of both the voting power and the shares of Pubco Common Stock outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Listing Rule 312.03(d), and for these reasons, Mars is seeking the approval of Mars shareholders for the issuance of shares of Pubco Common Stock in connection with the Business Combination. For further details, see “Proposal 1: Business Combination Proposal — Merger Consideration.”
Effect of the Proposal on Current Shareholders
In the event that this Proposal is not approved by Mars shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by Mars shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Pubco Common Stock pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Common Stock.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of up to 32,283,379 shares of Pubco Common Stock in connection with the Business Combination, be approved.”
Vote Required for Approval
The approval of the Nasdaq Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of the Nasdaq Proposal requires an affirmative vote of 1,118,358 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Nasdaq Proposal. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Nasdaq Proposal for it to be approved. The Nasdaq Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Mars Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL 5: THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the Mars Board to adjourn the Extraordinary General Meeting to a later date or dates, at the determination of the Mars Board. In no event will the Mars Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Mars Memorandum and Articles and Cayman Islands law.
The Mars Board will not use discretionary authority granted by proxies voted against any of the Proposals to adjourn the Extraordinary General Meeting to solicit additional votes.
Consequences if the Adjournment Proposal is not Approved
If the Adjournment Proposal is not approved by Mars shareholders, the Mars Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the meeting be adjourned to a later date or dates, if necessary or desirable, determined by the Mars Board.”
Vote Required for Approval
The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of the Adjournment Proposal requires an affirmative vote of 1,118,358 Ordinary Shares. Pursuant to the Insider Letter, the Insiders, holding an aggregate of 2,116,000 Ordinary Shares, have agreed to vote their Ordinary Shares in favor of the Adjournment Proposal. As a result, only 120,716 Public Shares held by Public Shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the meeting. Assuming only the minimum number of Ordinary Shares to constitute a quorum is present, no Public Shares will be required to vote in favor of the Adjournment Proposal for it to be approved. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.
Recommendation of the Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax considerations for Public Shareholders to: (i) electing to have their Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) the Business Combination, and (iii) the ownership and disposition of Ordinary Shares after the Business Combination. This discussion applies only to investors that hold the Ordinary Shares, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is general in nature and does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:
•
banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•
controlled foreign corporations or passive foreign investment companies;

•
persons liable for alternative minimum tax;

•
persons that hold or received the Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•
individual retirement and other tax-deferred accounts;

•
mutual funds or pension plans;

•
trusts and estates;

•
U.S. expatriates, investors subject to the U.S. “inversion” rules, and Non-U.S. holders (as defined below, and except as otherwise discussed below);

•
dealers in securities;

•
traders in securities subject to a mark-to-market method of accounting with respect to shares of Ordinary Shares;

•
persons holding the Ordinary Shares, as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
persons that actually or constructively hold, have held or will hold more than five percent (5%) of the Ordinary Shares;

•
the Sponsor and its affiliates or our officers or directors;

•
U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•
partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of a partnership, S corporation or other pass-through entity;

•
tax-exempt entities;

•
governmental organizations and “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of income relating to the Ordinary Shares, being taken into account in an applicable financial statement.

If you are a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes), the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. If you are a partner in a partnership holding the Ordinary Shares, you are strongly urged to consult your tax advisor regarding the tax consequences of: (i) the partnership electing to have the Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) the Business Combination, and (iii) the ownership and disposition of Pubco Common Stock after the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which may affect the tax consequences described herein. None of Mars, Pubco, or their respective affiliates has requested, or intends to request, any rulings from the IRS regarding any of the tax consequences described herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
You are strongly urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
Redemption of Ordinary Shares.   In the event that a holder’s shares of the Ordinary Shares are redeemed, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of the Ordinary Shares under Section 302 of the Code. If the redemption qualifies as a sale of shares of the Ordinary Shares, a U.S. holder (as defined below) will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” If the redemption does not qualify as a sale of shares of the Ordinary Shares, Public Shareholders will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.”
Whether a redemption of the Ordinary Shares qualifies for sale treatment will depend largely on the total number of shares of Ordinary Shares treated as held by the redeemed holder before and after the redemption relative to all of the Ordinary Shares outstanding both before and after the redemption. The redemption of the Ordinary Shares generally will be treated as a sale of the Ordinary Shares (rather than as a corporate distribution) if the redemption: (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests results in a redemption qualifying for sale treatment, a holder takes into account not only the Ordinary Shares actually owned by the holder, but also the Ordinary Shares that is constructively owned by it. Moreover, any the Ordinary Shares that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by the holder immediately following the redemption of shares of the Ordinary Shares must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting share actually and constructively owned by the holder immediately before the redemption. There will be a complete termination of a holder’s interest if either: (i) all of the Ordinary Shares actually and constructively owned by the holder is redeemed, or (ii) all of the Ordinary Shares actually owned by the holder is redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the holder does not constructively own any other share. The redemption of the Ordinary Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests are satisfied, then the redemption of shares of the Ordinary Shares will be treated as a corporate distribution to the redeemed holder and the tax effects to a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed the Ordinary Shares will be added to the holder’s adjusted tax basis in its remaining share, or, if it has none, to the holder’s adjusted tax basis in other shares constructively owned by it.
A holder is strongly urged to consult with its own tax advisors as to the tax consequences of a redemption.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of the Ordinary Shares, that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia

•
an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) that have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Tax Consequences of the Business Combination to Public Shareholder. Based upon customary assumptions and representations made by Mars, ScanTech, and Pubco, as well as certain covenants and undertakings of Mars, ScanTech, and Pubco, it is the opinion of VCL Law LLP that the Mergers taken together should qualify (in whole or in part) as a tax-deferred transaction under Section 351 of the Code (the “Section 351 Opinion”).
Under Section 351(a) of the Code, persons who receive stock in the exchange must be in control of the corporation immediately after the transaction. VCL Law LLP is unable to opine that the Mergers “will” qualify as a tax-deferred transaction under Section 351 of the Code because of certain factual and legal uncertainties as to whether the persons who receive Pubco Common Stock in the Mergers will be in control of Pubco immediately after the Business Combination for purposes of Section 351(a) of the Code. Under applicable guidance, a person who receives stock in a corporation in an exchange with a prearranged plan to dispose of such stock may not be considered as holding such stock for purposes of determining control of the corporation immediately after the transaction. There are legal uncertainties as to whether this rule applies to Public Shareholders that receive stock in an exchange. In addition, there are factual uncertainties regarding who will receive Pubco Common Stock in the Merger because of the level of redemptions. If none of the Public Shareholders elect to redeem, then the Public Shareholders will receive approximately 17.2% of the Pubco Common Stock immediately upon Closing and their plans may be relevant for purposes of determining whether the Mergers satisfy the control requirement and such plans would be very difficult to ascertain. While VCL Law LLP believes that the plans of unknown Public Shareholders should not matter for this purpose, there is a lack of clear guidance on this issue.
In addition, the Mergers may qualify as a tax-deferred reorganization under Section 368(a) of the Code. There are significant factual and legal uncertainties as to whether the Mergers will qualify as a tax-deferred reorganization under Section 368(a) of the Code, including that the assets of Mars are only investment-type assets and that it cannot be determined until following the closing of the Business Combination whether Pubco will continue a significant line of Mars’ historic business or use a significant portion of Mars’ historic business assets. Under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as Mars, and there are significant factual and legal uncertainties concerning the application of this requirement. Moreover, qualification of the Mergers as a tax-deferred reorganization under Section 368(a)

of the Code is based on facts which will not be known until or following the closing of the Business Combination (such as the level of redemptions). As a result, VCL Law LLP is unable to opine as to whether the Mergers constitute a reorganization under Section 368(a) of the Code.
The parties intend to report (a) the Mergers taken together as a tax-deferred exchange under Section 351 of the Code. Any change that is made after the date hereof in any fact or circumstance relevant to the intended tax treatment, including any inaccuracy of the facts or assumptions upon which the Section 351Opinion is based, could adversely affect the Section 351 Opinion and the intended tax treatment more generally. Further, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of the Business Combination, and none of Mars, ScanTech, Pubco, or their respective affiliates intends to request a ruling from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification as an exchange under Section 351 or that a court will not sustain such a challenge by the IRS.
Subject to the discussion below, if the Mergers qualify as a tax-deferred transaction under Section 351of the Code, no gain or loss would be recognized by the Public Shareholder that exchange of Ordinary Shares solely for Pubco Common Stock pursuant to the Mergers. Accordingly, the adjusted tax basis of the shares of Pubco Common Stock received by such a Public Shareholder in the Mergers would be the same as the adjusted tax basis of the Ordinary Shares surrendered in exchange therefor. In addition, the holding period of the shares of Pubco Common Stock received in the Mergers by such a Public Shareholder would include the period during which the surrendered shares of the Ordinary Shares were held on the date of the Mergers. Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person: (i) owns at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the Pubco Common Stock will be publicly traded for this purpose.
If the Mergers do not qualify as a tax-deferred transaction under Section 351 of the Code (and the Mergers does not qualify as a tax-deferred reorganization under Section 368 of the Code), then a U.S. holder of the Ordinary that exchanges such Ordinary solely for Pubco Common Stock pursuant to the Mergers would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value of the Pubco Common Stock received by such U.S. holder in the Mergers and (ii) such U.S. holder’s adjusted tax basis in the Ordinary Shares exchanged. A U.S. holder would have an aggregate tax basis in any Pubco Common Stock received in the Mergers that is equal to the fair market value of such Pubco Common Stock as of the effective date of the Mergers, and the holding period of such Pubco Common Stock would begin on the day following the Mergers.
Taxation of Distributions.   If our redemption of a U.S. holder’s shares of the Ordinary Shares is treated as a distribution, and in the event of any future distributions with respect to Pubco Common Stock (or deemed distributions), such distributions generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our (or Pubco’s, as the case may be) current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the Ordinary Shares or Pubco Common Stock, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares or Pubco Common Stock, as applicable, and will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition the Ordinary Shares.”
Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Ordinary Shares described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares.   If our redemption of a U.S. holder’s shares of the Ordinary Shares is treated as a sale or other taxable disposition, and in the event of any future sale or other taxable disposition of Pubco Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in the Ordinary Shares or Pubco Common Stock so disposed of. A U.S. holder’s adjusted tax basis in the Ordinary Shares, Pubco Common Stock, generally will equal the U.S. holder’s acquisition cost less any prior distributions paid (or deemed paid) to such U.S. holder treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Ordinary Shares, Pubco Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Ordinary Shares described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of the Ordinary Shares, or Pubco Common Stock, that is, for U.S. federal income tax purposes:
•
a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•
a foreign corporation; or

•
an estate or trust that is not a U.S. holder.

Tax Consequences of the Business Combination. As described above under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Business Combination to Public Shareholders,” the Mergers taken together should qualify (in whole or in part) as a tax-deferred transaction under Section 351 of the Code.
If the Mergers qualify as a tax-deferred transaction under Section 351 of the Code, no gain or loss would be recognized by Non-U.S. holders that exchange the Ordinary Shares for Pubco Common Stock pursuant to the Mergers. Otherwise, gain recognition may be required generally as discussed below under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares.” As described above under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Business Combination to Public Shareholders,” the Mergers may qualify as a tax-deferred reorganization under Section 368(a) of the Code; however, there are significant factual and legal uncertainties as to whether the Mergers will qualify as a tax-deferred reorganization under Section 368(a) of the Code, including that the assets of Mars are only investment-type assets and that it cannot be determined until following the closing of the Business Combination whether Pubco will continue a significant line of Mars’ historic business or use a significant portion of Mars’ historic business assets. As a result, VCL Law LLP is unable to opine as to whether the Mergers constitutes a reorganization under Section 368(a) of the Code.
Taxation of Distributions.   If our redemption of a Non-U.S. holder’s shares of the Ordinary Shares is treated as a distribution, and in the event of any future distributions with respect to Pubco Common Stock, to the extent paid out of our (or Pubco’s, as the case may be) current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will generally constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will generally be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of the Ordinary Shares or Pubco Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Ordinary Shares or Pubco Common Stock, which will be treated as described below under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares.”
The withholding tax generally does not apply to dividends paid to a Non-U.S. holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder). Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares.   If our redemption of a Non-U.S. holder’s shares of the Ordinary Shares is treated as a sale or other taxable disposition, and in the event of any future sale or other taxable disposition of Pubco Common Stock, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of the Ordinary Shares, or Pubco Common Stock, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•
we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Ordinary Shares or Pubco Common Stock, and, in the case where the Ordinary Shares are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of the Ordinary Shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the Ordinary Shares; or

•
the Non-U.S. holder is an individual that is present in the United States for 183 days or more in the taxable year in which the redemption takes place and certain other conditions are met, in which case the Non-U.S. holder will be subject to a thirty percent (30%) tax (or lower rate as may be specified by an applicable income tax treaty) on the individual’s net capital gain for the year.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower applicable treaty rate).
With respect to the second bullet point above, a U.S. corporation generally is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held in a trade or business. Pubco is not expected to be a USRPHC based on the nature of its future business and the assets it will own. Even if Pubco were a USRPHC assuming that the Pubco Common Stock is treated as regularly traded on an established securities market at the time of a sale or other disposition of the Pubco Common Stock, Non-U.S. holders that did not own (directly, indirectly or constructively) more than 5% of the Pubco Common Stock at any time throughout the shorter of the five-year period ending on the disposition or the Non-U.S. holder’s holding period will generally not be subject to U.S. federal income tax on the disposition as if such holder were a United States person. The Pubco Common Stock will be listed on Nasdaq and, although no assurance can be given, we expect that, for as long as the Pubco Common Stock continue to be so listed, such interests will be treated as “regularly traded on an established securities market.” Non-U.S. holders should consult their own tax advisors regarding the impact of the potential treatment of Pubco as a USRPHC to the Non-U.S. holder’s disposition of Pubco Common Stock, including any associated tax payment or tax return filing obligations.
Information Reporting and Backup Withholding.   Information returns will be filed with the IRS in connection with payments resulting from our redemption of shares of the Ordinary Shares, future sales, taxable exchanges, or other taxable dispositions of shares of Pubco Common Stock, or the payment of dividends. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes.   Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock or otherwise) on, and gross proceeds from a sale or disposition of, the Ordinary Shares or Pubco Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury regulations and administrative guidance, the withholding provisions described above are in effect with respect to actual or deemed payments of dividends. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on dividends paid or deemed paid on the Ordinary Shares or Pubco Common Stock.
The IRS released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of thirty percent (30%) applicable to the gross proceeds of a sale or disposition of the Ordinary Shares or Pubco Common Stock. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.
Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on dividends paid or deemed paid on the Ordinary Shares or Pubco Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/consent solicitation.
Introduction
We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. Unless the context otherwise requires, the terms “we,” “us,” “our,” “Mars,” and the “Company” refers to Mars Acquisition Corp. following the Closing Date, and references to “ScanTech” refer to ScanTech Identification Beam Systems, LLC and its subsidiaries at or prior to the Closing Date.
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination and the pre-listing financing described herein (collectively, the “Transactions”).
The Unaudited Pro Forma Condensed Combined Financial Statements
The following unaudited pro forma condensed combined balance sheet as of June 30, 2024 assumes that the Transactions occurred on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the nine months ending June 30, 2024 assumes that the Transactions had been completed on October 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ending September 30, 2023 assumes that the Transactions had been completed on October 1, 2022.
Management has made estimates and assumptions in its determination of the pro forma transaction accounting adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Transactions.
The unaudited pro forma transaction accounting adjustments reflecting the completion of the Transactions are based on certain currently available information and certain assumptions and methodologies that Mars believes are reasonable under the circumstances. The unaudited pro forma transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the unaudited pro forma transaction accounting adjustments, and it is possible the difference may be material. Mars believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the unaudited pro forma transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial statements do not necessarily reflect what ScanTech’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Mars and ScanTech have different fiscal year ends. Mars is September 30 and ScanTech is December 31. The historical financial information of Mars was derived from:
(i)
the unaudited financial statements of Mars as of and for the nine months ended June 30, 2024 included in Mars’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024, which is included in the proxy statement/prospectus/consent solicitation, and

(ii)
the audited financial statements of Mars as of and for the year ended September 30, 2023 included in Mars’s Annual Report on Form 10-K filed with the SEC on December 28, 2023, which is included in the proxy statement/prospectus/consent solicitation.

The historical financial information of ScanTech was derived from:
(i)
the unaudited condensed financial statements of ScanTech as of and for the six months ending June 30, 2024, which are included in this proxy statement/prospectus/consent solicitation,

(ii)
the audited condensed financial statements of ScanTech as of and for the year ending December 31, 2023, which are included in this proxy statement/prospectus/consent solicitation, and

(iii)
the unaudited condensed financial statements of ScanTech as of and for the nine months ending September 30, 2023, which were used in conjunction with the audited the audited condensed financial statements of ScanTech as of and for the year ending December 31, 2023 to calculate ScanTech’s condensed statement of operations for the three months ending December 31, 2023.

The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming no additional redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no Mars shareholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — elect to redeem any additional Class A common shares for a pro rata portion of cash in the Trust Account. The maximum redemptions scenario assumes that Mars shareholders redeem all of the remaining Class A common shares for a pro rata portion of cash in the Trust Account.
The unaudited pro forma condensed combined financial information is qualified in its entirety by reference to, and should be read together with ScanTech’s and Mars’s audited financial statements and related notes, included in this proxy statement/prospectus/consent solicitation, as well as “ScanTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this proxy statement/prospectus/consent solicitation.
Description of the Business Combination
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech and Seller Representative entered into the Business Combination Agreement on September 5, 2023. Pursuant to the terms of the Business Combination Agreement, Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity. In connection, each ordinary share issued and outstanding immediately prior to the business combination will be cancelled in exchange for the right of the holder to receive, with respect to each ordinary share that is not redeemed or converted in the closing redemption, one share of common stock of Pubco. Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity. In connection therewith, Pubco’s units issued and outstanding immediately prior to the business combination will be cancelled in exchange for the right of the holders to receive shares of Pubco Common Stock as set forth therein and any Pubco convertible securities will be terminated. As a result of the mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Prior to the closing, but subject to the completion of the closing, the aggregate consideration to be paid to ScanTech will be a number of shares of Pubco Common Stock with an aggregate value equal to $140,000,000 minus the closing net debt that exceeds $20 million as set forth in the Business Combination Agreement, as amended. Additionally, ScanTech holder participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to 10% of the fully diluted shares of Pubco Common Stock outstanding immediately following the closing based on Pubco’s achievement of certain milestones, as more particularly set forth in the Business Combination Agreement. Upon the closing, holders of each Mars unit will own one Mars ordinary share and one right to receive two-tenths (2/10) of one Mars ordinary share. No fractional shares will be issued upon exchange of the rights, so holders must hold rights in multiples of five (5) in order to receive shares for all of the rights upon the closing. Each Mars ordinary share that is issued and outstanding and has not been redeemed in connection with the business combination will be converted into the right to receive one share of Pubco common stock.

As part of the Business Combination Agreement, holders of ScanTech’s Units shall have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing, subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing.
On September 4, 2023, Mars entered into the Prepaid Forward Purchase Agreement, pursuant to which RiverNorth agreed, to purchase Mars ordinary shares in the open market for no greater than the Redemption Price indicated by Mars’ most recent periodic report. The shares to be purchased by RiverNorth will not be redeemed in connection with the extraordinary general meeting at which Mars’ shareholders will be asked to vote on the proposed Business Combination and will convert into shares of Pubco upon consummation of the Business Combination. Upon the Business Combination closing, the Purchased Shares will be allocated on a 14 to 1 basis between prepaid forward purchase shares and commitment shares.
No later than the date any assets from the Trust Account are disbursed in connection with the Business Combination, Mars, ScanTech and Pubco will cause RiverNorth to be paid directly, out of the funds so disbursed, a cash amount equal to the number of Purchase Shares multiplied by the Redemption Price. Upon the sales of the shares by RiverNorth, RiverNorth will remit the reference price per share to Pubco. On the earlier of (i) five (5) days after the date that Pubco, Mars or ScanTech breaches this Agreement if such breach is not cured or (ii) the Maturity Date, any Prepaid Forward Purchase Shares not sold by the Purchaser will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by Purchaser, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of this Agreement, the Maturity Date shall be accelerated to the date one day after the full settlement of such sales.
In connection with the initial extension meeting held on January 30, 2024, the Company and the Sponsor entered into non-redemption agreements (the “Non-Redemption Agreements”) on substantially the same terms with several unaffiliated third parties who are also Mars’ existing shareholders (the “Investors”), pursuant to which such Investors agreed not to redeem an aggregate of 1,813,380 ordinary shares of the Company in connection with the initial extension meeting. In exchange for the foregoing commitments not to redeem such ordinary shares of the Company, Mars and the Sponsor will agree to cause Pubco to issue to Investors an aggregate of 362,676 common stock of Pubco following the consummation of the initial business combination.
On April 2, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 2 to the Business Combination Agreement to amend that the Merger Consideration shall be adjusted to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the closing net debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, every issued and outstanding Ordinary Share that is not redeemed shall be converted automatically to (i) one share of Pubco Common Stock and (ii) one additional (1) share of Pubco Common Stock, or a convertible security convertible or exercisable for one (1) share of Pubco Common Stock upon consummation of the Business Combination.
On March 31, 2024, Mars received $200,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If the Company completes the Business Combination, such loaned amounts will either be repaid or converted into up to 24,000 shares of Pubco Common Stock.
On April 2, 2024 and on May 29, 2024, Mars entered into the Polar Agreements with Polar, the Sponsor, and ScanTech for Polar to provide ScanTech in aggregate of $1,250,000 in funding for working capital expenses in connection with the Business Combination in exchange for Pubco Common Stock.
Subsequently on April 30, 2024, Mars received $145,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If the Company completes the Business Combination, such loaned amounts will either be repaid or converted into up to 17,400 shares of Pubco Common Stock.

On September 30, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 4 to the Business Combination Agreement to amend that the Merger Consideration shall be adjusted to One Hundred Forty Million U.S. Dollars ($140,000,000) minus (or plus, if negative) the amount of the closing net debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, every issued and outstanding Ordinary Share that is not redeemed (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) shall be converted automatically to (i) one share of Pubco Common Stock and (ii) two additional (2) shares of Pubco Common Stock, or a convertible security convertible or exercisable for two (2) shares of Pubco Common Stock upon consummation of the Business Combination.
The following table shows the basic and diluted outstanding shares of Pubco after giving effect to the Business Combination:
	Pro Forma Outstanding Pubco Common Stock
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Basic
Former ScanTech members(1)	14,184,397	14,184,397
Public Investors(2)(3)(4)	11,425,540	7,262,676
Insiders (5)	6,472,200	6,472,200
Maxim	828,000	828,000
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement(6)	—	1,500,000
Shares issued to Polar Multi-Strategy Master Fund pursuant to Subscription Agreement(7)	1,250,000	1,250,000
Shares issued to Roth Capital Partners for transaction advisory services	100,000	100,000
Shares issued pursuant to the Equity Incentive Plan	4,842,507	4,130,862
Shares issued to Seaport(8)	1,149,230	1,149,230
Shares issued to Aegus(9)	234,380	234,380
Share redemptions	(4,818,568)	(6,900,000)
Total basic shares	35,667,686	30,211,745
Dilution Sources
Public rights	1,380,000	1,380,000
Private placement rights	78,200	78,200
Earnout shares	3,228,338	2,753,908
Total dilution sources	4,686,538	4,212,108
Total fully diluted shares	40,354,224	34,423,853

(1)
Number of Pubco Common Stock were calculated based on the valuation of $140,000,000 and using a share price of $9.87 based on the fair value ascribed to Mars’ issued representative shares.

(2)
Includes the 362,676 Pubco Common Stock to be issued to Public Shareholders in connection with the Non-Redemption Agreements.

(3)
The maximum redemption scenario assumes the redemption of all Public Shares outstanding, and the 1,380,000 Mars ordinary shares shown outstanding in such scenario are those issued upon conversion of Public Rights.

(4)
Includes the two additional shares of Pubco Common Stock for each Ordinary Share not redeemed upon Closing, pursuant to Amendment No. 4 to the Business Combination Agreement.

(5)
Includes 41,400 Mars ordinary shares to be issued in connection with the promissory notes for working capital loans.

(6)
The maximum redemption scenario assumes RiverNorth purchases the full 1,500,000 Mars ordinary shares pursuant to the Prepaid Forward Purchase Agreement.

(7)
Includes 1,000,000 Pubco Common Stock to be issued pursuant to the Subscription Agreement dated April 2, 2024, as well as 250,000 Pubco Common Stock to be issued to Polar pursuant to the Subscription Agreement dated May 29, 2024.

(8)
Includes 1,149,230 Pubco Common Stock to be issued to Seaport Group SIBS LLC following the Closing, in connection with the Promissory Bridge Note dated March 27, 2024.

(9)
Includes 234,380 Pubco Common Stock to be issued to Aegus Corp. following the Closing, in connection with the Promissory Bridge Note dated May 7, 2024.

The foregoing table does not account for any issuance of Earnout Shares to holders of ScanTech membership units at the Closing. It also assumes no positive adjustment for the number of shares of Pubco Common Stock issued at the Closing based on Pubco’s achievement of certain milestones.
The foregoing table assumes no positive adjustment for the number of shares of Pubco Common Stock issued to ScanTech members at the Closing as a result of ScanTech’s Closing Net Debt and do not reflect the impact of any other equity or equity-linked issuances on the beneficial ownership levels of Pubco, which may be material to relative ownership and voting percentages that non-redeeming Public Shareholders own and hold in Pubco and which may include, but not be limited to:
•
the issuance, if any, in accordance with the terms of the Business Combination Agreement, to ScanTech members of any Earnout Shares;

•
the vesting and settlement or exercise of equity or equity-linked securities issued or granted pursuant to the Incentive Plan (a summary of which is set forth in the “Proposal 5 — The Equity Incentive Plan Proposal” section of this proxy statement/prospectus), assuming approval thereof by Mars Stockholders at the Mars Special Meeting and contingent upon the Closing, in connection with which shares of Pubco Common Stock representing 15% of the total number of shares of Pubco Common Stock issued and outstanding as of immediately following the Closing are expected to be reserved and available for issuance for each fiscal year until and including January 1, 2033.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership and associated voting percentage associated with Pubco shares held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, which, in turn, may limit or decrease Public Shareholders’ voting power and ability to influence decision-making with regard to Pubco and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.
Should one or more of the assumptions prove incorrect, actual ownership percentages (and associated percentage voting power) may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.
Accounting for the Business Combination
Notwithstanding the legal form of the Business Combination pursuant to the Business Combination agreement, the Business Combination will be accounted for as a recapitalization in accordance with U.S. GAAP. Under this method of accounting, Mars will be treated as the “acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ScanTech issuing shares in the Business Combination for the net assets of Mars, accompanied by a recapitalization. The net assets of Mars will be stated at historical cost, with no goodwill or other intangible assets recorded.
ScanTech has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
ScanTech’s existing members will have the greatest voting interest in the combined entity under all redemption scenarios;

•
ScanTech’s senior management will be the senior management of the combined entity following the consummation of the Business Combination; and

•
ScanTech’s operations prior to the acquisition will compromise the only ongoing operations of the combined entity.

The business combination is not within the scope of ASC 805 (“Business Combinations”) because Mars does not meet the definition of a business in accordance with ASC 805. As such, it will be accounted for as a recapitalization with any difference between the fair value of ScanTech membership units issued and the fair value of Mars’s identifiable net assets should be recorded as additional paid-in capital.
Accounting Policies and Reclassifications
The Prepaid Forward Purchase Agreement was signed on September 4, 2023. The agreement was evaluated under ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, it was determined that the prepaid forward purchase agreement was a liability, as Pubco is required to remit cash to RiverNorth upon closing of the Business Combination based on the number of shares purchased by RiverNorth in the open market. Mars utilizes a Monte Carlo simulation model to value the forward purchase agreement at inception and at each reporting period. Inherent in the model are assumptions related to share price on valuation date, volatilities, expected life, risk-free rate and probability of business combination. Based on this valuation, the fair value of the forward purchase liability was $293,000 as of June 30, 2024. At each reporting period, Mars will re-evaluate the forward purchase liability, and any changes in fair value will be recognized in the statement of operations.
The Business Combination Agreement was signed on September 5, 2023, but the Earnout Shares were reflected in the pro forma condensed combined balance sheet as if the agreement was effective as of June 30, 2024. The agreement was evaluated under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. Under ASC 480, it was determined that as of June 30, 2024, the shares issued pursuant to the Earnout Agreement should be classified as a liability, as the shares to be issued pursuant to the Earnout Agreement are not indexed to Pubco’s own stock. Therefore, a pro forma adjustment will be made to reflect the liability as of June 30, 2024 using a probability-weighted analysis for each of the milestones set forth in the Earnout Agreement.
The Business Combination Agreement states that Mars and ScanTech agree to use commercially reasonable efforts to cause Pubco or ScanTech, as applicable, to agree upon definitive terms relating to the Specified Indebtedness. ScanTech has secured agreements or is in the final stages of discussions to secure signed agreements, from holders of promissory indebtedness that converts such indebtedness to common shares of Pubco upon the closing of the Business Combination. ScanTech evaluated its debt agreements, as well as the agreements to convert its indebtedness to shares of Pubco, and determined these transactions qualify as troubled debt restructurings under ASC 470-60, “Debt — Troubled Debt Restructurings by Debtors”. ScanTech has experienced financial difficulties, and concessions have been received from certain creditors, including NACS and Azure. Under ASC 470-60, gains from debtors who are also equity holders of ScanTech will be classified as additional capital contributions. All other gains and losses related to the extinguishment of these debt agreements will be recognized on the pro forma statements of operations.
Based on management’s initial analysis of the accounting policies of ScanTech and Mars, there were no other significant differences identified that would have an impact on the unaudited pro forma condensed combined financial information or that would require adjustments to the unaudited pro forma condensed combined statements. Currently, management is performing a comprehensive review of the accounting policies of ScanTech and Mars. As a result of the comprehensive review, management may identify differences between the accounting policies of these entities, which, when conformed, could have a material impact on the financial statements of the post-combination company.
The following unaudited pro forma condensed combined balance sheet as of June 30, 2024 and the unaudited pro forma condensed combined statements of operations for the nine months ended of June 30, 2024 are based on the historical financial statements of ScanTech and Mars. The unaudited pro forma transaction accounting adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma transaction accounting adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2024
			ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$112,201	$206,762	$22,836,871	A	$17,862,834	$—		$—
			(5,000,000)	D		(25,963)	D
			(293,000)	L		(293,000)	L
Prepaid expenses	135,151	57,792	—		192,943	—		192,943
Investments held in trust account	—	22,836,871	(22,836,871)	A	—	(22,836,871)	A	—
R&D tax credit receivable	222,941	—	—		222,941	—		222,941
Inventory	399,296	—	—		399,296	—		399,296
Other current assets	179,084	—	—		179,084	—		179,084
Total current assets	1,048,673	23,101,425	(5,293,000)		18,857,098	(23,155,834)		994,264
Noncurrent assets:
Property and equipment, net	65,799	—	—		65,799	—		65,799
Total noncurrent assets	65,799	—	—		65,799	—		65,799
Total assets	$1,114,472	$23,101,425	$(5,293,000)		$18,922,897	$(23,155,834)		$1,060,063
Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$3,391,983	$—	$—		$3,391,983	$—		$3,391,983
Accrued expenses and other current liabilities	9,459,189	146,477	(9,231,070)	G	374,596	4,974,037	D	5,348,633
						(9,231,070)	G
Accrued compensation	1,732,341	—	—		1,732,341	—		1,732,341
Accrued federal tax liability, penalties and interest	6,001,473	—	—		6,001,473	—		6,001,473
Interest payable	15,144,659	—	(15,144,659)	G	—	(15,144,659)	G	—
Interest payable to related parties	36,046,500	—	(36,046,500)	G	—	(36,046,500)	G	—
Dividend payable	401,432	—	(401,432)	G	—	(401,432)	G	—
Deferred revenue	932,066	—	—		932,066	—		932,066
Derivative liabilities	1,498,227	—	(1,498,227)	G	—	(1,498,227)	G	—
Warrant liabilities	35,502,826	—	(35,502,826)	G	—	(35,502,826)	G	—
Payable to related parties	1,186,715	—	(1,186,715)	G	—	(1,186,715)	G	—
Forward Purchase Agreement liability	—	293,000	(293,000)	L	—	(293,000)	L	—
Earnout liability	—	—	3,400,000	F	3,400,000	2,900,000	F	2,900,000
Short-term debt, net	24,102,085	—	(24,102,085)	G	—	(24,102,085)	G	—
Short-term debt from related parties, net	22,346,055	452,088	(22,346,055)	G	—	(22,346,055)	G	—
			(452,088)	I		(452,088)	I
Total current liabilities	$157,745,551	$891,565	$(142,804,657)		$15,832,459	$(138,330,620)		$20,306,496
Noncurrent liabilities:
Long-term debt, net	—	—	17,296,909	G	17,296,909	17,296,909	G	17,296,909
Total noncurrent liabilities	—	—	17,296,909		17,296,909	17,296,909		17,296,909
Total liabilities	157,745,551	891,565	(125,507,748)		33,129,368	(121,033,711)		37,603,405

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)
AS OF JUNE 30, 2024
			ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Temporary equity
Ordinary shares subject to possible redemption, 2,081,432 shares at redemption value of $10.97 per share	—	22,836,871	(22,836,871)	B	—	(22,836,871)	B	—
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.79 per share	27,762,892	—	(27,762,892)	H	—	(27,762,892)	H	—
Stockholders’ equity/(deficit)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 2,392,000 shares issued and outstanding, respectively	—	299	—		3,681	188	A	3,088
			781	B		—
			1,773	C		1,773	C
			5	I		5	I
			156	J		156	J
			654	K		654	K
			13	N		13	N
Additional paid-in capital	—	—	—		197,123,531	(22,837,059)	A	174,787,253
			22,836,090	B		22,836,871	B
			(1,773)	C		(1,773)	C
			(5,000,000)	D		(5,000,000)	D
			(627,310)	E		(627,310)	E
			(3,400,000)	F		(2,900,000)	F
			159,540,764	G		159,540,764	G
			10,000,000	H		10,000,000	H
			452,083	I		452,083	I
			12,337,344	J		12,337,344	J
			(654)	K		(654)	K
			986,987	N		986,987	N
Accumulated deficit	(184,393,971)	(627,310)	627,310	E	(211,333,683)	627,310	E	(211,333,683)
			(31,378,104)	G		(31,378,104)	G
			17,762,892	H		17,762,892	H
			(12,337,500)	J		(12,337,500)	J
			(987,000)	N		(987,000)	N
Total stockholders’ equity/(deficit)	(184,393,971)	(627,011)	170,814,511		(14,206,471)	148,477,640		(36,543,342)
Total liabilities and stockholders’ equity/(deficit)	$1,114,472	$23,101,425	$(5,293,000)		$18,922,897	$(23,155,834)		$1,060,063

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED JUNE 30, 2024
	For the nine months ended June 30, 2024	For the nine months ended June 30, 2024	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Revenue	$522,166	$—	$—		$522,166	$—		$522,166
Less: Cost of goods sold	(448,095)	—	—		(448,095)	—		(448,095)
Gross profit	74,071	—	—		74,071	—		74,071
Operating expenses:
General and administrative expenses	$5,245,042	$538,440	$11,948,886	V	$17,701,584	$10,192,902	V	$15,976,384
Research and development expenses	2,564,580	—	—		2,564,580	—		2,564,580
Depreciation and amortization	24,140	—	—		24,140	—		24,140
Total operating expenses	7,833,762	538,440	11,948,886		20,321,088	10,192,902		18,565,104
Other income (expense):
Investment income on Trust Account	—	1,865,297	(1,865,297)	O	—	(1,865,297)	O	—
Interest expense	(8,680,722)	—	8,680,722	T	(1,167,541)	8,680,722	T	(1,167,541)
			(1,167,541)	U		(1,167,541)	U
Change in fair value of derivative liabilities	1,679,670	—	(1,679,670)	S	—	(1,679,670)	S	—
Change in fair value of warrant liabilities	(15,729,692)	—	15,729,692	S	—	15,729,692	S	—
Fair value adjustment for Forward Purchase Agreement liability	—	(293,000)	—		(293,000)	—		(293,000)
Fair value adjustment for convertible note	—	(107,165)	—		(107,165)	—		(107,165)
Other income (expense), net	(16,176)	—	—		(16,176)	—		(16,176)
Total other income (expense)	(22,746,920)	1,465,132	19,697,906	V	(1,583,882)	19,697,906	V	(1,583,882)
Net income (loss)	$(30,506,611)	$926,692	$7,749,020		$(21,830,899)	$9,505,004		$(20,074,915)
Weighted average shares outstanding, basic					35,667,686			30,211,745
Weighted average shares outstanding, diluted					35,667,686			30,211,745
Net income per share, basic					$(0.64)			$(0.70)
Net income per share, diluted					$(0.64)			$(0.70)

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED JUNE 30, 2024
	For the year ended December 31, 2023	For the year ended September 30, 2023	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Operating expenses:
General and administrative expenses	$6,283,770	$521,582	$15,931,848	V	$22,737,200	$13,590,536	V	$20,395,888
Research and development expenses	3,238,925	—	—		3,238,925	—		3,238,925
Depreciation and amortization	36,634	—	—		36,634	—		36,634
Total operating expenses	9,559,329	521,582	15,931,848		26,012,759	13,590,536		23,671,447
Other income (expense):
Investment income on Trust Account	—	2,207,820	(2,207,820)	O	—	(2,207,820)	O	—
Interest expense	(10,251,094)	—	10,251,094	T	(1,556,722)	10,251,094	T	(1,556,722)
			(1,556,722)	U		(1,556,722)	U
Change in fair value of derivative liabilities	649,244	—	(649,244)	S	—	(649,244)	S	—
Change in fair value of warrant liabilities	(16,371,612)	—	16,371,612	S	—	16,371,612	S	—
Other income (expense), net	—	—	(76,917,824)	P	(89,255,168)	(76,917,824)	P	(89,255,168)
			(12,337,344)	R		(12,337,344)	R
Total other income (expense)	(25,973,462)	2,207,820	(67,046,248)		(90,811,890)	(67,046,248)		(90,811,890)
Non-recurring income:
Gains from extinguishment of temporary equity	—	—	14,651,442	Q	14,651,442	14,651,442	Q	14,651,442
Net income (loss)	$(35,532,791)	$1,686,238	$(68,326,654)		$(102,173,207)	$(65,985,342)		$(99,831,895)
Weighted average shares outstanding, basic					35,667,686			30,211,745
Weighted average shares outstanding, diluted					35,667,686			30,211,745
Net income per share, basic					$(2.86)			$(3.30)
Net income per share, diluted					$(2.86)			$(3.30)

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Only Transaction Accounting Adjustments, and not Management’s Adjustments, are presented in the unaudited pro forma condensed combined financial information. Mars and ScanTech have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined statement of operations includes $538,440 and $521,582 of expenses incurred by Mars for the nine months ended June 30, 2024 and for the year ended September 30, 2023, respectively, as well as $1,865,297 and $2,207,820 of interest earned in Mars’s Trust Account for the nine months ended June 30, 2024 and for the year ended September 30, 2023, respectively. These items are directly related to the Business Combination and are not expected to recur.
The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares outstanding, assuming the Business Combination occurred on October 1, 2022.
The unaudited pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024, and the unaudited pro forma condensed combined statements of operations for the nine months ending June 30, 2024 and for the year ending September 30, 2023, are as follows:
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
A.
Represents the reclassification of cash and investments held in the Trust Account that become available at the closing of Business Combination, net of cash paid for 1,500,000 shares purchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement, cash paid for redemptions pursuant to the special meeting on January 30, 2024, and any cash paid for redemptions under the maximum redemptions scenario. Redemption and forward purchase share amounts are calculated by multiplying the number of shares redeemed by the redemption price of $10.97 per share.

B.
Represents the reclassification of the redeemable portion of the Public Shares to permanent equity, net of any redemptions under both scenarios.

C.
Represents the close out of the equity of ScanTech, which becomes part of additional paid-in capital.

D.
Represents estimated transaction costs of $5,000,000 incurred in aggregate by Mars and ScanTech, which include shares issued to Polar pursuant to the Subscription Agreements, as well as shares issued to Seaport pursuant to the Promissory Note issued on January 24, 2024. Any costs that have not been paid with the Company’s cash on hand will be recorded as accounts payable upon closing of the Business Combination. Mars and ScanTech have agreed to use commercially reasonable efforts to enter into financing agreements to obtain cash to pay the estimated transaction costs. However, no such transaction financing has been obtained as of the date of this prospectus.

E.
Represents the elimination of Mars’s historical accumulated deficit at the time of the common control reverse acquisition.

F.
Represents the liability for the Earnout Shares to be issued upon achievement of each milestone set forth in the Business Combination Agreement. Management utilized a probability-weighted analysis for each milestone to calculate the liability. As of June 30, 2024 and September 30, 2023, the fair value of the liability for the Earnout Shares under the no redemption scenario was $3,400,000. As of June 30, 2024 and September 30, 2023, the fair value of the liability for the Earnout Shares under the maximum redemption scenario was $2,900,000.
The Company Holder Participants’ right to receive the Earnout Shares shall vest and become due and issuable as follows:
		Shares to be Issued
Condition	Percent of Total Earnout Shares to be Issued	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pubco or its Subsidiaries receives the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period	33.3%	1,076,113	917,970
Pubco or its Subsidiaries receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period	33.3%	1,076,113	917,970
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000)	8.3%	269,028	229,492
The EBITDA of Pubco for fiscal year 2024 is a positive number	8.3%	269,028	229,492
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000)	8.3%	269,028	229,492
The EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000)	8.3%	269,028	229,492
		3,228,338	2,753,908
Notwithstanding the foregoing or anything contained herein to the contrary, in the event that any or all of Earnout Shares are not earned and issued pursuant to the above provisions, any unearned Earnout Shares (up to the maximum number of Earnout Shares) shall be earned in their entirety and issued to the Company Holder Participants if one of the following milestones is achieved:
(i)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or

(ii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or

(iii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).

Notwithstanding anything to the contrary herein, in the event of a Change of Control of Pubco during the Earnout Period, the Company Holder Participants shall be entitled to receive all Earnout Shares not previously earned and issued.

G.
Represents the extinguishment of ScanTech debt and related conversion to equity pursuant to Section 6.28 of the Business Combination agreement, which states, “The Parties agree to use commercially reasonable efforts to cause Pubco or the Company, as applicable, prior to the filing of the Registration Statement, to agree upon definitive terms relating to the Indebtedness set forth on Schedule 6.28 (the “Specified Indebtedness”), which Specified Indebtedness shall become effective as of and be contingent upon the Closing.” ScanTech has secured agreements or is in the final stages of discussions to secure signed agreements, from holders of promissory indebtedness that converts such indebtedness to common shares of PubCo upon the closing of the Business Combination.

In addition, ScanTech has secured agreements with holders of warrants and other derivatives for the cancellation of such derivatives upon the closing of the Business Combination. See adjustment P to the Unaudited Pro Forma Condensed Combined Statement of Operations for the effect to net income. Any shares issued as part of this debt extinguishment are included in the 14,184,397 shares issued to ScanTech members. No additional shares will be issued as a result of this debt conversion. See below for a breakdown of the liabilities to be extinguished.
As of this filing, although ScanTech has secured agreements from creditors to exchange indebtedness into shares of Pubco, those agreements do not specify the number of shares to be delivered to creditors. As of this filing, ScanTech has also secured agreements with those holders of warrants and other derivatives to cancel such warrants and derivatives.
	Derivative Liabilities	Warrant Liabilities	Other Short-term Liabilities	Total Liabilities	Shares Issued(1)	Fair Value of Shares Issued(2)	Long-term Debt to be Issued
NACS(3)	$—	$—	$47,158,139	$47,158,139	745,444	$7,357,532	$—
Taylor Freres(4)	—	—	7,625,000	7,625,000	595,000	5,872,650	—
Seaport(5)	193,354	35,071,800	14,187,910	49,453,064	7,554,792	74,565,797	14,296,909
Bay Point(6)	530,703	—	2,876,354	3,407,057	402,745	3,975,093	—
Azure(7)	—	47,219	9,313,145	9,360,364	743,920	7,342,490	—
Catalytic(8)	487,846	—	2,314,891	2,802,737	391,712	3,866,197	—
Steele(9)	—	242,300	9,601,130	9,843,430	800,000	7,896,000	3,000,000
Stephen Sale(10)	—	18,538	752,042	770,580	37,994	375,001	—
John Quinn(11)	—	12,539	501,362	513,721	2,106	20,786	—
Other Lenders(12)(13)	286,324	110,610	12,878,543	13,275,477	436,902	4,312,223	—
	$1,498,227	$35,502,826	$107,208,516	$144,209,569	11,710,615	$115,583,769	$17,296,909
	Total Liabilities Extinguished	Fair Value of Shares Issued	Long-term Debt to be Issued	Total Compensation	Gain / (Loss) on Extinguishment	To APIC	To Accumulated Deficit
NACS(3)	$47,158,139	$7,357,532	$—	$7,357,532	39,800,607	$39,800,607	$—
Taylor Freres(4)	7,625,000	5,872,650	—	5,872,650	1,752,350	—	1,752,350
Seaport(5)	49,453,064	74,565,797	14,296,909	88,862,706	(39,409,642)	—	(39,409,642)
Bay Point(6)	3,407,057	3,975,093	—	3,975,093	(568,036)	—	(568,036)
Azure(7)	9,360,364	7,342,490	—	7,342,490	2,017,874	2,017,874	—
Catalytic(8)	2,802,737	3,866,197	—	3,866,197	(1,063,460)	—	(1,063,460)
Steele(9)	9,843,430	7,896,000	3,000,000	10,896,000	(1,052,570)	—	(1,052,570)
Stephen Sale(10)	770,580	375,001	—	375,001	395,579	395,579	—
John Quinn(11)	513,721	20,786	—	20,786	492,935	492,935	—
Other Lenders(12)(13)	13,275,477	4,312,223	—	4,312,223	8,963,254	—	8,963,254
	$144,209,569	$115,583,769	$17,296,909	$132,880,678	11,328,891	$42,706,995	$(31,378,104)

(1)
The shares issued for each party are based on the calculations provided by ScanTech. The totals are inclusive only of the indebtedness exchange and warrant and derivative liability and do not include other holders of ScanTech units that will also be receiving Pubco shares at the consummation of the business combination.

On June 18, 2024, through the Settlement Agreement and Mutual Release, NACS, LLC agreed to provide Taylor Freres 3% of NACS, LLC Series B Units of ScanTech which the transfer of these shares is reflected in the “Share Issued” in the table above.

(2)
Assumes a share price of $9.87 based on the fair value ascribed to Mars’ issued representative shares.

(3)
On January 29, 2024, NACS signed a Creditor Conversion Agreement whereby NACS agreed to exchange all of its indebtedness, including its accrued interest, for shares in Pubco, immediately following an exchange for B units in ScanTech. In addition, NACS agreed to cancel any warrants it held as part of the conversion. In addition, NACS completely released ScanTech from any and all actions, damages, liability, and covenants that may have or been claimed against ScanTech. NACS agreement expired May 1, 2024 and was extended to September 30, 2024. On October 14, 2024, NACS signed an Amendment to its Creditor Conversion Agreement, which expires on December 31, 2024, fixing its Conversion Shares at 754,444.

Based on the facts and circumstances related to NACS, the gain on extinguishment of NACS’s liabilities will be treated as a troubled debt restructuring, as NACS is granting a concession in this case. Since NACS also holds equity in ScanTech as of June 30, 2024, the gain will be treated as an additional capital contribution.
(4)
On October 24, 2024, ScanTech and Taylor Frères signed Amendment No. 1 to the Settlement Agreement and Mutual Release, which amended the Settlement Agreement and Mutual Release that was signed on June 18, 2024 and expired on September 30, 2024 (“Settlement Amendment”). The Settlement Amendment, among other things, reinstated the original settlement agreement and agreed Taylor Frères shall receive 1,445,000 shares of PubCo at the consummation of the Business Combination, to be allocated as follows: (i) 850,000 shares exchanged for the membership units representing the Taylor Freres’ ownership of membership units in ScanTech; and (ii) 595,000 shares exchanged for the membership units attributable to Taylor Freres’ accrued liability. The Settlement Amendment expires on December 31, 2024.

(5)
On December 1, 2023, Seaport entered into a promissory note that contains a $10.00 option to acquire an amount of equity of ScanTech equal to the dollar value of the loan, including all accrued interest, divided by $20,010,000. It is anticipated that Seaport will exercise this option prior to the consummation of the Business Combination. In addition, On September 23, 2024, Seaport signed the Loan Exchange and Release Agreement whereby Seaport agreed to exchange its existing senior promissory note for a new Senior Secured Promissory Note with Pubco at the consummation of the Business Combination (“Credit Agreement”).

(6)
On September 20, 2024, Bay Point entered into a creditor conversion agreement whereby Bay Point agreed to convert all of its outstanding indebtedness, including all fees and penalties, into 402,745 shares of the Company, immediately following an exchange for B units in ScanTech, as well as cancel any warrants associated with the indebtedness or held by Bay Point.

(7)
On January 29, 2024, Azure signed Creditor Conversion Agreement nearly identical to that of NACS. This agreement expired May 1, 2024 and was subsequently extended to September 30, 2024. On October 14, 2024, Azure signed an Amendment to its Creditor Conversion Agreement, which expires on December 31, 2024, fixing its Conversion Shares at 743,920.

Based on the facts and circumstances related to Azure, the gain on extinguishment of Azure’s liabilities will be treated as a troubled debt restructuring, as Azure is granting a concession in this case. Since Azure also holds equity in ScanTech as of June 30, 2024, the gain will be treated as an additional capital contribution.
(8)
On September 20, 2024, Catalytic entered into a creditor conversion agreement, which expires if the business combination is not consummated by December 31, 2024, whereby Catalytic agreed to convert all of its outstanding indebtedness, including all fees and penalties, into 391,712 shares of the Company, as well as cancel any warrants associated with the indebtedness or held by Catalytic. In addition, Catalytic completely released ScanTech from any and all actions, damages, liability, and covenants that may have or been claimed against ScanTech. The judgement is fully satisfied.

(9)
On September 25, 2024, Steele entered into the Loan Exchange and Release Agreement (of which Seaport is also a signatory) whereby Steele: (a) is exchanging its warrants for 800,000 shares of the Company; (b) is exchanging its existing indebtedness for the Credit Agreement. The Loan Exchange and Release Agreement expires if the Business Combination is not consummated by December 31, 2024.
(10)
Stephen Sale and John Redmond entered into an agreement whereby John Redmond would assume Stephen Sale’s indebtedness. Since John Redmond also holds equity in ScanTech as of June 30, 2024, the gain will be treated as an additional capital contribution.

(11)
John Quinn and John Redmond entered into an agreement whereby John Redmond would assume John Quinn’s indebtedness. Since John Redmond also holds equity in ScanTech as of June 30, 2024, the gain will be treated as an additional capital contribution.

(12)
Various other lenders, including the lenders under Seed Financing Notes, in the fourth quarter 2023 and first quarter 2024, signed Creditor Conversion Agreements nearly identical to that of NACS and Azure. These lenders also agreed to cancel any warrants held by them. These agreements expired May 1, 2024 and were subsequently extended to September 30, 2024. The Seed Financing Note lenders signed new Creditor Conversion Agreements on September 20, 2024 superseding any prior signed agreements, providing for the conversion of existing indebtedness into an aggregate of 425,570 common shares of PubCo and the cancellation of any warrants or derivatives as of the consummation of the Business Combination.

(13)
Excludes the $1,250,000 in cash repaid to Polar pursuant to the Subscription Agreements. The repayment is included as part of the estimated transaction costs in adjustment D.

H.
Represents the reclassification of ScanTech’s redeemable Series A shares to permanent equity. Pursuant to this conversion, John Redmond’s initial investment of $10,000,000 will convert to an equivalent number of shares at a fair value of $9.87 pursuant to the Business Combination. These shares are included in the 14,184,397 shares issued to ScanTech members.

I.
Represents the conversion of Mars’ working capital loans to equity upon consummation of the Business Combination.

J.
Represents the shares issued to Polar pursuant to the Subscription Agreements dated April 2, 2024 and May 29, 2024 whereby Polar will provide ScanTech up to $1,250,000 in funding for working capital expenses. Any funds loaned by Polar are required to be repaid upon consummation of the Business Combination. In addition to the repayment, Pubco will issue up to 1,250,000 shares of Pubco Common Stock upon consummation of the Business Combination. The share price of $9.87 is based on the fair value ascribed to Mars’ issued representative shares.

K.
Represents the par value of the additional shares issued to non-redeeming shareholders pursuant to Amendment 2 of the Business Combination Agreement.

L.
Represents the settlement of the forward purchase liability with RiverNorth upon consummation of the Business Combination.

M.
Not used.

N.
Represents the shares issued to Roth Capital Partners for transaction advisory services related to the Business Combination. The share price of $9.87 is based on the fair value ascribed to Mars’ issued representative shares.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
O.
Represents the elimination of unrealized and realized gains and losses on Mars’s Trust Account, which would not have been incurred had the Business Combination occurred as of the beginning of the period presented.

P.
Represents the losses on extinguishment of ScanTech’s warrant, derivative, and other liabilities pursuant to a recapitalization assuming the Business Combination occurred as of the beginning of the period presented. The loss for ScanTech’s year ended December 31, 2023 was calculated utilizing

ScanTech’s liability balances as of January 1, 2023, which is the beginning of ScanTech’s income statement period presented in this pro forma income statement. The liabilities to be extinguished were less than the fair value of shares to be issued as of the most recent calculations provided by ScanTech.
See below for a detailed breakdown of the loss on extinguishment of these liabilities for ScanTech’s year ended December 31, 2023.
	For the year ended September 30, 2023
	Derivative Liabilities	Warrant Liabilities	Other Liabilities	Total Liabilities	Shares Issued(1)	Fair Value of Shares Issued(2)	Long-term Debt to be Issued
NACS(3)(4)	$—	$—	$39,425,021	$39,425,021	745,444	$7,357,532	$—
Taylor Freres	—	—	7,625,000	7,625,000	595,000	5,872,650	—
Seaport	—	5,295,578	6,252,014	11,547,592	7,554,792	74,565,797	14,296,909
Bay Point	765,907	—	2,686,280	3,452,187	402,745	3,975,093	—
Azure(4)	—	43,805	7,447,120	7,490,925	743,920	7,342,490	—
Catalytic	806,171	—	1,983,322	2,789,493	391,712	3,866,197	—
Steele	—	174,891	7,677,358	7,852,249	800,000	7,896,000	3,000,000
Stephen Sale(4)	—	13,752	601,356	615,108	37,994	375,001	—
John Quinn(4)	—	9,168	400,904	410,072	2,106	20,786	—
Other Lenders	—	115,361	7,485,163	7,600,524	436,902	4,312,223	—
	$1,572,078	$5,652,555	$81,583,538	$88,808,171	11,710,615	$115,583,769	$17,296,909
	For the year ended September 30, 2023
	Total Liabilities Extinguished	Fair Value of Shares Issued	Long-term Debt to be Issued	Total Compensation	Gain / (Loss) on Extinguishment	To APIC	To Accumulated Deficit
NACS(3)(4)	$39,425,021	$7,357,532	$—	$7,357,532	32,067,489	$32,067,489	$—
Taylor Freres	7,625,000	5,872,650	—	5,872,650	1,752,350	—	1,752,350
Seaport	11,547,592	74,565,797	14,296,909	88,862,706	(77,315,114)	—	(77,315,114)
Bay Point	3,452,187	3,975,093	—	3,975,093	(522,906)	—	(522,906)
Azure(4)	7,490,925	7,342,490	—	7,342,490	148,435	148,435	—
Catalytic	2,789,493	3,866,197	—	3,866,197	(1,076,704)	—	(1,076,704)
Steele	7,852,249	7,896,000	3,000,000	10,896,000	(3,043,751)	—	(3,043,751)
Stephen Sale(4)	615,108	375,001	—	375,001	240,107	240,107	—
John Quinn(4)	410,072	20,786	—	20,786	389,286	389,286	—
Other Lenders	7,600,524	4,312,223	—	4,312,223	3,288,301	—	3,288,301
	$88,808,171	$115,583,769	$17,296,909	$132,880,678	(44,072,507)	$32,845,317	$(76,917,824)

(1)
The shares issued for each party are based on the calculations provided by ScanTech. The totals are inclusive only of the indebtedness exchange and warrant and derivative liability and do not include other holders of ScanTech units that will also be receiving Pubco shares at the consummation of the business combination.

On June 18, 2024, through the Settlement Agreement and Mutual Release, NACS, LLC agreed to provide Taylor Freres 3% of NACS, LLC Series B Units of ScanTech which the transfer of these shares is reflected in the “Share Issued” in the table above. Assumes a share price of $9.87 based on the fair value ascribed to Mars’ issued representative shares.
(2)
Includes NACS Assumed. The original NACS and Azure agreements expired May 1, 2024. On July 28, 2024, both parties, which are controlled by John Redmond, extended these agreements through September 30, 2024. On October 24, 2024, both NACS and Azure parties signed amendments that extended their current creditor conversion agreements to December 31, 2024. NACS is entitled to 745,444 Company shares and Azure is entitled to 743,920 shares under the agreements.

(3)
As noted in Adjustment G, the gains on extinguishment of the liabilities for NACS, Azure, and John Redmond will be treated as troubled debt restructurings, as all parties are granting concessions in this case. Since both parties also hold equity in ScanTech as of June 30, 2024, the gains will be treated as additional capital contributions.

Q.
Represents the gains related to the reclassification of ScanTech’s redeemable Series A shares to permanent equity. Pursuant to this conversion, John Redmond’s initial investment of $10,000,000 will convert to an equivalent number of shares at a fair value of $9.87 pursuant to the Business Combination, and the remaining amount will be extinguished. As of December 31, 2022, the value of ScanTech’s redeemable Series A shares was $24,651,442, which results in a gain of $14,651,442.

R.
Represents the fair value of the shares issued to Polar pursuant to their Subscription Agreements as detailed in adjustment J.

S.
Represents the elimination of any fair value adjustments to the derivative and warrant liabilities, which would not have been incurred had the Business Combination occurred as of the beginning of the period presented.

T.
Represents the elimination of interest expense on ScanTech’s indebtedness, which would have been extinguished on October 1, 2022 had the Business Combination occurred as of the beginning of the period presented.

U.
Represents the interest expense to be accrued on the new Senior Secured Promissory Notes issued to Seaport and Steele pursuant to adjustment G. These notes bear interest at 9% per year.

V.
Represents the shares issued pursuant to the Equity Incentive Plan included in Section 6.11 of the Business Combination Agreement. Per the Equity Incentive Plan, 15% of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing will be available upon consummation of the Business Combination. Each share in the Equity Incentive Plan shall vest over a three (3) year period, with one-third (1/3) of the shares vesting on the first annual anniversary of the date of grant and the remaining portion vesting quarterly thereafter. The share price of $9.87 is based on the fair value ascribed to Mars’ issued representative shares. As of June 30, 2024, no formal agreement has been signed related to the Equity Incentive Plan.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information
The following table sets forth the historical comparative share information for Mars and ScanTech on a stand-alone basis and the unaudited pro forma combined share information for the nine months ended June 30, 2024 and for the year ended September 30, 2023, after giving effect to the Business Combination, assuming (i) no additional Public Stockholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — exercise redemption rights with respect to their Public Shares upon the consummation of the Business Combination; and (ii) the Public Shareholders exercise their redemption rights with respect to a maximum of 2,081,432 remaining Public Shares. This leads to a total 100% redemption value of $22.8 million calculated by multiplying the maximum of 2,081,432 remaining Public Shares by the redemption price of approximately $10.97 per share. The estimated per share redemption value of $10.97 was calculated by dividing the amount of $22.8 million in the Trust Account as of June 30, 2024 by the 2,081,432 remaining Public Shares. The 100% redemption amount reflects the maximum number of Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 100% redemptions.
This information is only a summary and should be read together with the selected historical financial information summary of Mars and ScanTech and the historical financial statements and related notes of each of Mars and ScanTech, in each case, that are included elsewhere in this proxy statement. The unaudited pro forma combined per share information of Mars and ScanTech is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had Mars and ScanTech consummated a business combination during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Mars and ScanTech would have been had Mars and ScanTech consummated a business combination during the period presented. Finally, in the unaudited pro forma combined earnings per share information below, the Company assumes in a maximum redemption scenario that the FPA with River North is triggered, even though River North has no obligation to purchase the shares under the existing FPA.
	Nine Months ended June 30, 2024
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma net income/(loss) attributable to common shareholders	$(31,571,142)	$926,692	$(22,895,430)	$(21,139,446)
Weighted average non-redeemable common shares outstanding, basic	295,914,780	2,392,000	35,667,686	30,211,745
Weighted average non-redeemable common shares outstanding, diluted	295,914,780	2,392,000	35,667,686	30,211,745
Net income/(loss) per non-redeemable share, basic	$(0.09)	$0.10	$(0.64)	$(0.70)
Net income/(loss) per non-redeemable share, diluted	$(0.09)	$0.10	$(0.64)	$(0.70)
Pro forma weighted average shares calculation:
Former ScanTech members			14,184,397	14,184,397
Public Investors			11,425,540	7,262,676
Insiders			6,472,200	6,472,200
Maxim			828,000	828,000
Shares issued to Polar Multi-Strategy Master Fund pursuant to Subscription Agreement			1,250,000	1,250,000
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement			—	1,500,000
Shares issued to Roth Capital Partners for transaction advisory services			100,000	100,000
Shares issued to Seaport			1,149,230	1,149,230
Shares issued to Aegus			234,380	234,380
Shares issued pursuant to the Equity Incentive Plan			4,842,507	4,130,862
Share redemptions			(4,818,568)	(6,900,000)
Weighted average common shares outstanding, basic and diluted			35,667,686	30,211,745

	Year ended September 30, 2023
	ScanTech Identification Beam Systems, LLC(1)	Mars Acquisition Corp.	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma net income/(loss) attributable to common shareholders	$(35,532,791)	$1,686,238	$(102,176,860)	$(99,835,548)
Weighted average non-redeemable common shares outstanding, basic	188,579,085	2,059,414	35,667,686	30,211,745
Weighted average non-redeemable common shares outstanding, diluted	188,579,085	2,059,414	35,667,686	30,211,745
Net income/(loss) per non-redeemable share, basic	$(0.20)	$0.27	$(2.86)	$(3.30)
Net income/(loss) per non-redeemable share, diluted	$(0.20)	$0.27	$(2.86)	$(3.30)
Pro forma weighted average shares calculation:
Former ScanTech members			14,184,397	14,184,397
Public Investors			11,425,540	7,262,676
Insiders			6,472,200	6,472,200
Maxim			828,000	828,000
Shares issued to Polar Multi-Strategy Master Fund pursuant to Subscription Agreement			1,250,000	1,250,000
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement			—	1,500,000
Shares issued to Roth Capital Partners for transaction advisory services			100,000	100,000
Shares issued to Seaport			1,149,230	1,149,230
Shares issued to Aegus			234,380	234,380
Shares issued pursuant to the Equity Incentive Plan			4,842,507	4,130,862
Share redemptions			(4,818,568)	(6,900,000)
Weighted average common shares outstanding, basic and diluted			35,667,686	30,211,745

(1)
Figures presented for ScanTech are for the year ended December 31, 2023.

INFORMATION ABOUT MARS
Introduction
Mars is a blank check company incorporated on April 23, 2021 as a Cayman Islands exempted company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses. Mars has generated no operating revenues to date and will not generate operating revenues until consummating a business combination.
Significant Activities Since Inception
In connection with Mars’ organization, a total of 1,725,000 Ordinary Shares were sold to Mars’ Insiders for an aggregate purchase price of $25,000.
On February 16, 2023, Mars consummated the IPO of 6,900,000 Units, including 900,000 additional Units issued pursuant to the exercise by the underwriter of its over-allotment option in full. Each Unit consists of one Ordinary Share and one Right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the IPO. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $69,000,000.
Simultaneously with the consummation of the IPO and the sale of the Units, Mars consummated the private placement (the “Private Placement”) of 391,000 Private Placement Units, each Private Placement Unit consisting of one Ordinary Share and one Right, to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $3,910,000. The Private Placement Units (and the underlying securities) are identical to the Units sold in the IPO, except as otherwise disclosed in the Registration Statement.
A total of $70,380,000 of the net proceeds from the IPO and the Private Placement were placed in the Trust Account for the benefit of Public Shareholders and maintained by Continental Stock Transfer & Trust Company, acting as trustee, until the earlier of: (i) the consummation of a business combination or (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Mars Memorandum and Articles to modify the substance or timing of Mars’ obligation to redeem 100% of the Public Shares if the Company does not complete a business combination within the required time period or with respect to any other material provisions relating to shareholders’ rights or pre-the Business Combination activity and (iii) the redemption of the Public Shares if the Company is unable to complete a business combination within the required time period, subject to applicable law.
On January 30, 2024, Mars held its Initial Extension Meeting, at which shareholders approved, among other items, a proposal to amend Mars Memorandum and Articles to extend the date by which Mars must consummate an initial business combination. In connection with the Initial Extension Meeting on January 30, 2024, holders of 4,818,568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86. After the Initial Extension Redemption on January 30, 2024, there is approximately $22,296,189 in cash held in the Trust Account.
As of June 30, 2024, we have $206,762 held outside the Trust Account for expenses associated with the Business Combination.
As of the Record Date, there was approximately $23.21 million held in the Trust Account.
Fair Market Value of ScanTech Business
Pursuant to Nasdaq listing rules, the ScanTech business that Mars is acquiring must have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for a business combination. As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $71.6 million and 80% thereof represents approximately $57.3 million. The Mars Board determined that ScanTech’s enterprise value was $110 million, thus satisfying the 80% test. In reaching its conclusion that the Business

Combination meets the 80% asset test, the Mars Board reviewed the enterprise value of ScanTech of approximately $110 million implied by subtracting approximately $20 million closing net debt as defined in the Business Combination Agreement, and adding i) approximately $90 million of equity consideration in the post-combination company to be issued to the Company Holder Participants, (ii) $16 million of equity consideration to be issued to the Company Holder Participants as the Earnout Shares; (iii) no repayment of ScanTech’s existing indebtedness; (iv) the payment of approximately $5 million of certain transaction costs; and (vi) the impact of the Founder Shares and the Private Placement Units retained by the Sponsor and Mars officers and directors. In determining whether the enterprise value described above represents the fair market value of ScanTech, the Mars Board considered all of the factors described above in this section and the fact that the purchase price for ScanTech was the result of an arm’s length negotiation. As a result, the Mars Board determined that ScanTech had a fair market value of at least 80% of the net assets held in the Trust Account as of the date that the Business Combination Agreement was executed. As discussed in the Section entitled “Proposal 1: The Business Combination Proposal — Satisfaction of 80% Test,” the Mars Board determined that this test was met in connection with the Business Combination.
If Nasdaq delists Mars’ securities from trading on its exchange, Mars would not be required to satisfy the fair market value requirement described above and could complete a business combination with the ScanTech business having a fair market value substantially below 80% of the balance in the Trust Account.
Shareholder Approval of the Business Combination
Mars is seeking shareholder approval of the Business Combination at the Extraordinary General Meeting and, in connection with such meeting, Public Shareholders may redeem their Ordinary Shares for cash in accordance with the procedures described in this proxy statement/prospectus/consent solicitation. Mars’ Insiders have agreed in the Support Agreement to (i) waive their redemption rights with respect to their Ordinary Shares, and any Ordinary Shares underlying the Rights that they may hold, in connection with the completion of a proposed business combination, (ii) waive their rights to liquidating distributions from the Trust Account with respect to their Ordinary Shares and Rights if the Company fails to complete its initial Business Combination within the completion window, (iii) vote in favor of any proposed Business Combination for which the Company seeks approval, and (iv) certain transfer restrictions with respect to the Ordinary Shares and Rights (or shares issued or issuable upon the conversion or exercise thereof). Assuming that none, 50%, or 100% of the Public Shareholders redeem, the Insiders will own approximately 26%, 41%, and 100% of Pubco’s total outstanding Ordinary Shares, respectively.
The Business Combination will only be completed if Mars obtains approval from a majority of the issued and outstanding Ordinary Shares.
Redemption Rights
In connection with the Extraordinary General Meeting, Public Shareholders (but not Mars’ Insiders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, Mars’ Insiders have agreed, pursuant to the Support Agreement with us, not to exercise their rights to redeem any Public Shares held by them for the Redemption Price. Redemption rights of Public Shareholders, if properly exercised in the manner described in this proxy statement/prospectus/consent solicitation will be effected under the Mars Memorandum and Articles and Cayman Islands law. At the Extraordinary General Meeting, Public Shareholders have the ability to vote for or against the Business Combination and still seek redemption of their Public Shares.
Mars’ Insiders, directors and officers will not have redemption rights with respect to any Ordinary Shares owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket. Additionally, the purchasers of the Private Rights will not have redemption rights with respect to any Private Rights owned by them.

Pursuant to Mars’ Mars Memorandum and Articles, a Public Shareholder may request that Mars redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price.
You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on December 3, 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company, Mars’ transfer agent, that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of Units must elect to separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board.
Any corrected or changed written demand of redemption rights must be received by Mars’ Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Mars’ understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Mars does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Mars will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Mars shares for cash and will no longer own these shares (or shares of Pubco Common Stock) following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Rights. Your Rights will continue to be outstanding following a redemption of our Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Rights do not have redemption rights in connection with the Business Combination.
If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their

Ordinary Shares for the applicable pro rata share of the Trust Account. In such case, Mars will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.
Limitation on Redemption Rights
In connection with the Business Combination a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption of its shares with respect to more than an aggregate of 15% of the shares sold in the IPO. Mars believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force us or Mars’ management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights against the Business Combination if such holder’s shares are not purchased by us or Mars’ management at a premium to the then-current market price or on other undesirable terms. By limiting Mars Shareholders’ ability to convert no more than 15% of the shares sold in the IPO, Mars believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block Mars’ ability to complete Mars’ the Business Combination, particularly in connection with the Business Combination with ScanTech that requires as a closing condition that Mars has a minimum net worth or a certain amount of cash, such as the Business Combination. However, we would not be restricting Mars Shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against Mars’ the Business Combination.
Redemption of Public Shares if No Business Combination
If Mars does not complete a business combination by February 16, 2025 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay Mars’ tax obligations and less up to $50,000 of interest we may use for Mars’ dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Mars’ remaining shareholders and the Mars Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to Mars’ obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Prior to such redemption of Public Shares, Mars would be required to assess all claims that may be potentially brought against us by Mars’ creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that Mars will properly assess all claims that may be potentially brought against us. As such, Mars Shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with Mars’ search for ScanTech) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.
Each of Mars’ Insiders and the purchasers of the Private Rights have agreed to waive its rights to participate in any liquidation of Mars’ Trust Account with respect to the Founder Shares and Private Rights. There will be no distribution from the Trust Account with respect to Rights which will expire worthless.

If we are unable to complete a business combination and expend all of the net proceeds of Mars’ IPO, other than the proceeds deposited in the Trust Account, the per-share distribution from the Trust Account would be approximately $11.15 (based on the Trust Account balance on the Record Date).
The proceeds deposited in the Trust Account could, however, become subject to the claims of Mars’ creditors which would be prior to the claims of the Public Shareholders. Although Mars will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Mars’ assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, Mars’ management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.
In the event that the proceeds in the Trust Account are reduced below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties under Cayman Islands law may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.20 per share.
However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so. Accordingly, the actual per-share distribution could be less than $11.15 (based on the Trust Account balance as of October 24, 2024) due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Mars’ bankruptcy estate and subject to the claims of third parties with priority over the claims of Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, there can be no assurances that we will be able to return to the Public Shareholders at least $11.15 (based on the Trust Account balance as of October 24, 2024).
Employees
Mars has three executive officers. These individuals are not obligated to devote any specific number of hours to Mars matters and devote only as much time as they deem necessary to Mars’ affairs. Mars does not intend to have any full-time employees prior to the completion of a business combination.
Legal Proceedings
To the knowledge of Mars’ management, there is no litigation currently pending or contemplated against Mars, any of Mars’ officers or directors in their capacity as such or against any of Mars’ property.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF MARS PRIOR TO THE BUSINESS COMBINATION
Directors and Executive Officers
Mars’ current directors and executive officers are as follows:
Name	Age	Position
Karl Brenza	59	Chairman, Director, Chief Executive Officer and Chief Financial Officer
Xiaochen (Iris) Zhao	34	Director and Chief Operating Officer
Yenyou (Jeff) Zheng	67	Independent Director
James Jenkins	59	Independent Director
Yang (Sean) Liu	44	Independent Director
Xin (Adam) He	50	Independent Director
Below is a summary of the business experience of each our executive officers and directors:
Karl Brenza.   Karl Brenza has served as our Chief Executive Officer, Chief Financial Officer and director since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Brenza has over 25 years of investment banking and financial advisory experience as well as significant operational and technology experience as a corporate executive. He has extensive blank-check/SPAC experience and completed some of the earliest blank-check/SPAC transactions. During his career, Mr. Brenza has completed a vast array of transactions in the areas of strategic advisory assignments, mergers, acquisitions, reverse merger transactions, IPOs, follow-on offerings, SPACs, PIPEs, fairness opinions and private financings of debt and equity. Mr. Brenza is currently serving as Senior Managing Director, Head of Capital Growth Advisory Group at Maxim Group, LLC and CFO of Omni ECom Acquisition Corp. Previously, Mr. Brenza served as CFO of First Breach, Inc, an ammunition components company from November 2021 to September 2022. In addition, from August 2018 to November 2021, he was Senior Managing Director, Investment Banking for Paulson Investment Company. From August 2018 to December 2019, he also served as the Head of US Operations for Jerash Holdings US, a Nasdaq-listed manufacturer of outdoor and action garments and sportswear. From 2008 to 2018, Mr. Brenza was Senior Managing Director and Head of the Capital Growth Advisory Group at Maxim Group, LLC. Mr. Brenza received an MBA with honors from Columbia Business School, a BS in Electrical Engineering from the University of Pennsylvania and has been a guest lecturer at the NYU Stern Graduate School of Business.
Xiaochen (Iris) Zhao.   Iris Zhao has served as our Chief Operating Officer since shortly after the inception of the Company. She is a citizen of the Republic of Malta and is based in London, the United Kingdom. Ms. Iris Zhao has 10 years of experience in building and advising corporations through M&A and capital market transactions globally. Ms. Zhao is responsible for managing and coordinating company’s investment, liquidity and asset liability management in order to optimize investment performance within the risk management guidelines. At the same time, to monitor company’s portfolio of assets, devise strategies for growth, act as the liaison with investors, and recognize and avoid serious risks. Ms. Zhao is proficient in road-shows presentation, structuring and negotiating transactions and terms with international investment communities and corporate finance.
Ms. Zhao was appointed as the Chief Investment Officer of Future Fintech Group Inc. (Nasdaq stock ticker: FTFT) in February 2020. Prior to that she served as the Managing Partner of Wealth Index (Beijing) Fund Management Co., Ltd., which is a top financial advisory service corporation that focuses on financial advisory, private equities investment and investment banking businesses. From January 2011 to February 2019, Ms. Zhao was in charge of international business planning and developing, investor relationship support and relationships with global investors. Ms. Zhao has completed dozens of transactions in a wide range of transactions including IPOs, M&A transactions, RTOs, follow-on offerings, public and private fund raising, and PIPEs. In her early career, Ms. Zhao worked at SUNTV Video Ltd. As a Specialist in NYC. She brings experience in media, business negotiation, and is familiar with international business activities.

Ms. Zhao studied Finance at New York City University and Montana State University. She received Bachelor of Science with highest honor in Finance from Montana State University and was appointed to Beta Gamma Sigma, international association of elite business schools. She received MBA from UP Diliman. Ms. Zhao is the Dame of Grace of the Order of Saint Lazarus of Jerusalem, and the first Commander of the Grand Priory of China.
Yenyou (Jeff) Zheng.   Yenyou Zheng has served as an independent director since shortly after the inception of the Company. He is a citizen of Canada and is based in Vancouver, Canada. Dr. Zheng has over 20 years of experience in investment banking and financing industry. Dr. Zheng currently serves as the Director of Business Development of, and as a broker with, Craft Capital Management LLC and has served in such positions since September 2019. He is also currently an independent director of NovaBay Pharmaceuticals, Inc. (NYSE American: NBY) since September 2019. Prior to that, Dr. Zheng served as the Director of Business Development of Spartan Securities Group, Ltd. From 2014 to August 2019. Dr. Zheng’s experience includes providing innovative financial solutions and consulting services for initial public offering underwriting and investment banking as well as corporate financing solutions with a particular focus on Chinese companies listed overseas. Dr. Zheng received a Ph.D. in physics from Flinders University of South Australia.
James Jenkins.   James Jenkins has served as an independent director since shortly after the inception of the Company. He is a citizen of the United States and is based in Rochester, New York. Mr. Jenkins is the Chief Executive Officer, Chairman and President of Lakeland Industries, Inc. and has served as a member of the Board since 2016. Mr. Jenkins previously served on Lakeland’s Board from 2012 to 2015 and was a member of our Audit and Corporate Governance Committees. Mr. Jenkins was the General Counsel and Vice President of Corporate Development until June 1, 2024 for Transcat, Inc. (Nasdaq: TRNS), a provider of calibration, repair, inspection and laboratory services, where he served as Transcat’s chief risk officer and advised management and the board of directors over matters of corporate governance and securities law. He also led Transcat’s acquisition strategy. He joined Transcat in September 2020. Prior to joining Transcat, he was a partner at Harter Secrest & Emery LLP, a regional law firm located in New York State. His practice focused in the areas of corporate governance, and general corporate law matters, including initial and secondary public offerings, private placements, mergers and acquisitions, and securities law compliance. Mr. Jenkins joined the firm in 1989 as an associate and was elected a partner effective January 1, 1997. He is a Chambers rated attorney and served as the Chair of the firm’s Securities Practice Group from 2001 to 2020 and as a member of the firm’s Management Committee from January 2007 to January 2013. From 2018 until September 2020, he served as the Partner in Charge of the firm’s New York City office. Mr. Jenkins holds a BA from Virginia Military Institute and a J.D. from West Virginia University College of Law.
Yang (Sean) Liu.   Yang Liu has served as an independent director since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Liu is a seasoned executive with 16 years of experience in an array of industries including technologies, finance, investment banking and corporation. He has a proven record of driving growth within global organizations and management of public companies. Mr. Liu served as the Chairman of the board and the Chief Executive Officer at Color Star Technology Co. Ltd (Nasdaq stock ticker: CSCW), a Nasdaq company, from March 2019 to July 2020. Through a series of acquisitions and dispositions, he successfully transformed the company from a traditional Chinese manufacturer into a global technology company in education and entertainment. He also served as the CEO and Chairman at Wave Sync Corporation, an OTC technology company from July 2017 to August 2018. From 2015 to 2017, Mr. Liu worked as an IT Manager at UBS, overseeing regional production support and implementation coordination of its core capital market software platform. Mr. Liu received two M.S. degrees in financial mathematics and electrical engineering from New Mexico State University in the United States. He also received a B.S. Degree in Electronic Engineering from Tsinghua University in China.
Xin (Adam) He.   Xin He has served as an independent director since shortly after the inception of the Company. He is a citizen of People’s Republic of China, a US permanent resident and is based in Chicago, Illinois. Mr. He has been a CFO for a Fortune Global 500 conglomerate, Wanda USA since May 2012. Mr. He played a key role in two prominent international projects — the development of a 101-story landmark “Vista Tower” in downtown Chicago and the acquisition of AMC Entertainment Inc, that he later led its IPO to NYSE in 2013. His diverse background across various industries came from his previous jobs as Financial Controller for NYSE listed Xinyuan Real Estate Co., auditor at Financial Service Office in Ernst & Young LLP in New York, and various leadership roles at Chinatex Corporation. Due to his exceptional public company management expertise, Mr. He was invited to serve as an independent board director at Energy Focus (Nasdaq: EFOI) from July 2014 to April 2015, iFresh Inc. (Nasdaq: IFMK) from December 2017 to April 2018, Professional Diversity Network (Nasdaq: IPDN) from January 2018 to March 2019, and Beijing Baosheng Media (Nasdaq: BAOS) from February 2021 to present.
He is also deeply involved in a non-profit organization, as Vice Chair of the China General Chamber of Commerce Chicago, to bridge culture and business between US and China. His education and license strongly support this endeavor as he had obtained a Bachelor and Master of Science in Taxation from Central University of Finance and Economics in Beijing, and a Master of Science in Accounting from Seton Hall University in New Jersey. He is also a Certified Public Accountant both in China and in New York state.
Director Independence
Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Yenyou (Jeff) Zheng, James Jenkins, Yang Liu and Xin He are an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.
Committees of the Board of Directors
Audit Committee
We have established an audit committee of the board of directors, which consists of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. Xin He is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•
discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•
discussing with management major risk assessment and risk management policies;

•
monitoring the independence of the independent auditor;

•
verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•
reviewing and approving all related-party transactions;

•
inquiring and discussing with management our compliance with applicable laws and regulations;

•
pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•
appointing or replacing the independent auditor;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•
approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee
The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Xin He qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.
Nominating Committee
We have established a nominating committee of the board of directors, which consists of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. Yenyou Zheng is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Compensation Committee
We have established a compensation committee of the board of directors, which consists of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. James Jenkins is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•
reviewing and approving the compensation of all of our other executive officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•
if required, producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination.
Code of Ethics
Mars has adopted a code of business conduct and ethics (the “Code of Ethics’) applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us.
Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires Mars’ executive officers, directors and persons who beneficially own more than 10% of a registered class of its equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of its Ordinary Shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish Mars with copies of all Section 16(a) forms filed by such reporting persons. Based solely on Mars’ review of such forms furnished to Mars and written representations from certain reporting persons, Mars believes that during the year ended September 30, 2022, all reports applicable to its executive officers, directors and greater than 10% beneficial owners were filed in a timely manner in accordance with Section 16(a) of the Exchange Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION OF MARS
References to the “Company,” “Mars,”“us,” “our” or “we” refer to Mars Acquisition Corp. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included herein.
Overview
We are a blank check company incorporated in the Cayman Islands on April 23, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Results of Operations and Known Trends or Future Events
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO, and activities related to identifying ScanTech as the target for the Business Combination. Since our IPO, we have not generated any operating revenues and do not intend to until after completion of the Business Combination, except for the non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account.
We incurred expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conducted due diligence on prospective business combination candidates, including ScanTech.
We expect to incur additional costs in the pursuit of the Business Combination. We cannot assure you that our plans to raise capital or to complete the Business Combination will be successful.
For the three months period ended June 30, 2024, we incurred expenses in the amount of $322,770.
Liquidity, Capital Resources, Going Concern
Our Registration Statement for the IPO was declared effective on February 13, 2023. On February 16, 2023, we consummated the IPO of 6,900,000 Units, including 900,000 additional Units issued pursuant to the full exercise by the underwriter of its over-allotment option, generating gross proceeds of $69,000,000.
Simultaneously with the consummation of the IPO and the sale of the Units, Mars consummated the Private Placement of 391,000 Units, each Private Placement Unit consisting of one Ordinary Share and one Right, to our Sponsor, Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability, at a price of $10.00 per Private Placement Unit, generating total proceeds of $3,910,000.
Following the closing of the IPO on February 16, 2023, an amount of $70,380,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement was placed in the Trust Account. The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the us, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account.
On January 30, 2024, the Company held the Shareholder Meeting to amend, by way of special resolution, the Company’s amended and restated memorandum and articles of association to remove the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination, and without depositing additional funds into the Trust Account, to extend for the first time, the date by which the Company has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months, unless the closing of a business combination shall have occurred prior thereto. On October 30, through a unanimous board resolution, Mars Board extended the date by which the Company must complete its initial business combination from November 16, 2024, to February 16, 2025 (the “Extension”).The Extension is the first of the two three-month extensions permitted under Article 37.8 of the Company’s Amended and Restated Memorandum and Articles of Association. If Mars cannot complete the Business Combination by February 16, 2025, we will need to extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 27 months to complete a Business Combination). In connection with the Shareholder Meeting and subsequent redemptions, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares. Following the redemptions, Mars had $22,296,189.61 left in its Trust Account. As of June 30,2024, there is approximately $22,836,871 in cash held in the Trust Account. We may need to obtain additional financing if we become obligated to redeem a significant number of our public shares upon another extension or the completion of the Business Combination, in which case we may issue additional securities or incur debt in connection with the extension or the Business Combination. If we are unable to complete the extension or the Business Combination because we do not have sufficient funds available to us, we may be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, to complete the Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of ScanTech, make other acquisitions and pursue our growth strategies.
On March 31, 2024, Mars received $200,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If we complete the Business Combination, such loaned amounts will either be repaid or converted into up to 24,000 shares of Pubco Common Stock.
On April 30, 2024, Mars received $145,000 through non-interest bearing loans from affiliates of the Sponsor, in order to fund working capital. If we complete the Business Combination, such loaned amounts will either be repaid or converted into up to 17,400 shares of Pubco Common Stock.
For the three-month period ended June 30, 2024, we incurred expenses in the amount of $322,770.
Other than as described above, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek additional loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
There is no assurance that our plans to consummate the Business Combination will be successful within the Combination Period. As a result, there is substantial doubt about Mars’ ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.
Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combination targets. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In addition, in order to finance transaction costs in connection with an intended business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Our Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Mars Memorandum and Articles of Association (i) to modify the substance or timing of Mars’ obligation to allow redemption in connection with the our initial Business Combination or to redeem 100% of the Public Shares if we do not complete a Business Combination within the Combination Period or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
Our Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if we fail to complete the Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if we fail to complete the Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the public offering price per Unit ($10.20).
The holders of the Founder Shares, Private Placement Units and Units that may be issued upon conversion of Working Capital Loans (and any shares of Ordinary Shares issuable upon the exercise of the Private Placement Right) will be entitled to registration rights pursuant to a registration rights agreement to signed prior to or on the effective date of the IPO requiring us to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. We will bear the expenses incurred in connection with the filing of any such registration statements.
On September 4, 2023, the Company entered into forward purchase agreements (“FPA”) with RiverNorth SPAC Arbitrage Fund, L.P. (“RiverNorth”) and other parties. Pursuant to these agreements, RiverNorth will be reimbursed from the funds held in the Trust Account for the purchase of Ordinary Shares.
On March 31, 2024, and on April 30, 2024, Sponsor and its affiliates loaned Mars an aggregate of $345,000 for working capital purposes and entered Notes that are non-interest bearing and payable upon the consummation of the Business Combination. If we complete the Business Combination, such loaned amounts will either be repaid or converted into up to 41,400 shares of Pubco Common Stock. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment.
In connection with the initial extension meeting held on January 30, 2024, the Company and the Sponsor entered into non-redemption agreements (the “Non-Redemption Agreements”) on substantially the same terms with several unaffiliated third parties who are also Mars’ existing shareholders (the “Investors”), pursuant to which such Investors agreed not to redeem an aggregate of 1,813,380 ordinary shares of the Company in connection with the initial extension meeting. In exchange for the foregoing commitments not to redeem such ordinary shares of the Company, Mars and the Sponsor will agree to cause Pubco to issue to Investors an aggregate of 362,676 common stock of Pubco following the consummation of the initial business combination.
Critical Accounting Estimates
The preparation of the unaudited financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Although actual results could materially differ from those estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time.
Our significant accounting policies are described in Note 2 to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023. For the three and nine months ended June 30, 2024 we have identified the following critical accounting policies:
Forward Purchase Agreement Liabilities
The Company accounts for forward purchase agreements as liability-classified instruments based on an assessment of the forward purchase agreement’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) The assessment considers whether the forward purchase agreement is a freestanding financial instrument pursuant to ASC 480 and meets the definition of a liability pursuant to ASC 480. This assessment, which requires the use of professional judgment, is conducted at the time of forward purchase agreement issuance and as of each subsequent quarterly period end date while the forward purchase agreement is outstanding.
Convertible Promissory Note — Sponsor Working Capital Loan
The Company accounts for the convertible promissory notes under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for the convertible promissory note. Using the fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash gains or losses in the statements of operations.

INFORMATION ABOUT SCANTECH
Unless otherwise indicated or the context otherwise requires, references in this section to “ScanTech” or “we,” “our,” “us,” and similar terms refer to ScanTech Identification Beam Systems, LLC and its subsidiaries before the Business Combination, which will be the business of Pubco and its consolidated subsidiaries immediately after giving effect to the Business Combination.
Overview
Our mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. We have developed a proprietary fixed-gantry Computed Tomography (“CT”) scanning system that detects explosives, weapons, narcotics and other contraband. CT is an X-ray scanning technology that combines a series of X-ray images taken from different angles around items being scanned and uses computer processing to create cross-sectional images of the item, which are reconstructed into a three dimensional image of the scanned item.
Our initial market focus is domestic and international aviation checkpoints. However, we believe a significant market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
Our SENTINEL fixed-gantry scanner has already achieved several third-party certifications, including the TSA’s Tier 2 Explosive Detection Certification. Certification to the TSA’s Accessible Property Screening System 6.2.0 Explosive Detection Standard (“APSS 6.2”) and to the European Civil Aviation Conference (“ECAC”) Explosive Detection System for Cabin Baggage Certification (“EDSCB”) are underway in advanced stages. Tier 2, APSS 6.2 and EDSCB are the explosive detection standards required for “carry-on” or “cabin” baggage X-ray inspection scanners to be deployed in U.S. and European airports. These standards are also required in other international airports.
We have completed EDSCB explosive data collection at an ECAC laboratory and are in the process of benchmarking and updating our explosive detection algorithms in preparation for taking the ECAC EDSCB certification test. Likewise, we have completed APSS 6.2 military and commercial explosive data collection and are in the process of collecting APSS 6.2 home-made explosive data collection at Department of Homeland Security (DHS) laboratories in preparation for taking the TSA APSS 6.2 certification test.
We believe that our scanner systems and fixed-gantry CT technology have significant advantages as compared to traditional rotating-gantry CT systems. However, we face significant challenges in scaling this technology and our business in the highly competitive aviation sector.
First and foremost, although our fixed-gantry CT technology shows promise in disrupting traditional rotating-gantry CT technologies, we are a small company competing against much larger, better financed and staffed, economically stable and in some cases incumbent large businesses. Several of our competitors have been certified to both TSA’s APSS 6.2 and ECAC’s EDSCB explosive detection standards and have won competitive bids and have deployed and have operating systems in both the aviation and critical infrastructure sectors.
As a small company, we must also overcome challenges associated with rapidly growing manufacturing, distribution, sales, installation and servicing capacities to meet industry and customer expectations. Our plans to establish strategic partnerships to assist in scaling our capabilities in these areas are in the early stages of development. In addition, the company must secure enough external investments to fund this growth.
Finally, the ECAC EDSCB and the TSA APSS 6.2 certification tests are extremely difficult to pass. We have completed most of the required data collection and are in the process of updating our explosive detection standards in preparation to take these certification tests. Although we have successfully passed the TSA Tier 2 explosive detection test and the results of our TSA APSS 6.2 and ECAC EDSCB explosive data collection are promising, to date, we have not taken and successfully passed either of these explosive certification tests, and cannot guarantee that we will ever do so.

Our business strategy is focused on both the aviation and infrastructure sectors, in domestic and international markets. Failing to receive TSA and ECAC certification would make it impossible for us to sell our scanners to aviation customers in the U.S. and European Union, and in other countries that have adopted these certifications. We would still be able to sell to non-aviation customers, but such customers may be less likely to purchase scanners that have not been deployed and validated in the aviation market.
SENTINEL Scanner
Our SENTINEL scanners are designed to be deployed at security checkpoints. They can be quickly installed and easily maintained without major infrastructure modifications to existing checkpoints. SENTINEL systems are based on the company’s proprietary fixed-gantry CT technology, which employs four fixed X-ray generators and detector arrays to create a three-dimensional visualization of the object being scanned. Each generator/detector array is optimally configured to provide planar projections that significantly expand the robustness, reliability and repeatability of image data and volumetric reconstruction to improve the discrimination and interrogation of threat materials and hidden objects.
Most CT security scanners on the market are based on rotating-gantry technology, which was first developed in the 1970s for use in medical imaging. Rotating gantry involves a single X-ray tube and detectors opposite this tube. These revolve around the object being scanned, generating images which are reconstructed to produce a three-dimensional image.
While nearly identical in size and overall appearance to traditional rotating-gantry scanners, we believe that SENTINEL has several important advantages, including the following:
•
Modular design means more reliable operation, reduced maintenance and easier upgrades.   Our SENTINEL scanners are modular in design, with moving components limited to a conveyor belt and cooling fans. Management believes that the elimination of many of the moving parts required for rotating gantry systems will reduce downtime and also lower maintenance costs and operating costs for customers. Based on its professional experience, our management believes that maintenance and operating costs for our fixed gantry system along with the downtime required to perform preventative and corrective maintenance are at least 10% lower than those of rotating gantry systems of our competitors.

•
Improved image quality.    In rotating gantry systems, resolution is impacted by the velocity of the rotating gantry with respect to the velocity of the scanned object traveling through the inspection tunnel. Our fixed-gantry design eliminates the rotating-gantry and removes the rotational velocity component. With only the belt velocity to deal with, management believes fixed-gantry CT provides improved resolution, X-ray interrogation and material discrimination. However, management is not able to publicly quantify the anticipated improvements without disclosing Security Sensitive Information and potentially classified information.

•
Increased throughput.   The throughput of a scanner is determined by its belt speed. The maximum belt speed of rotating gantry scanners is determined by the maximum rotational speed of the gantry, which is limited by the gravitational forces on the gantry as it rotates around the inspection tunnel. Management believes our fixed-gantry scanner design removes this limitation, which allows our system to process 400-800 bins per hour, compared to approximately 170 bins per hour for rotating-gantry scanners (as reported in the report of the Department of Homeland Security’s Office of the Inspector General, dated September 23, 2021, and titled “DHS Did Not Effectively Oversee TSA’s Acquisition of Computed Tomography Systems”).

•
Operation on simple 120V power.   Our fixed-gantry CT scanners run on 120V power, which means they can be deployed at any airport or commercial facility without specialized electrical infrastructure and does not require 208V and/or higher three-phase power, which is not available at many airport checkpoints and other facilities.

•
Plug and play installation.   Rotating gantry CT scanners require days to install, set, calibrate and successfully pass the Site Acceptance Test (“SAT”). Our systems can be installed and ready to pass the SAT in one hour.

Our proprietary operator-friendly SENTINEL software includes modules that we refer to as Automatic Threat Identification (“ATI”) and Ray Trace Biopsy (“RTB”). These software modules are used to automatically identify threat materials and substances that may be hidden inside a scanned bag or parcel, by measuring the attenuation of X-rays as they pass through the scanned bag or parcel and calculating the effective atomic weight (known as the Zeff number) and mass densities by volumetric element and then comparing these calculated values to the known values for the threat materials. Potential threat materials, once identified by the ATI and RTB software, are then highlighted on the operator’s screen and flagged for further action by a screener. Data calculated by the ATI and RTB modules can also be provided to the operator or alternatively directed to remote auxiliary viewing or centralized monitoring stations.
Each SENTINEL scanner uses a 32” high-definition LCD touch-screen monitor, which presents potential threats in crystal clear 1200p HD quality in order to minimize eyestrain and operator fatigue.
Artificial Intelligence (“AI”) and Machine Learning (“ML”) Capabilities Under Development
Traditionally, security scanner AI-algorithms are trained on X-ray data that must be (i) manually collected and (ii) in a process referred to as ground truthing, reviewed by trained technicians who locate, identify and annotate items of interest in scanned images. This process is extremely time consuming and expensive. We have developed, and are currently beta-testing, a proprietary set of AI-driven software modules to shorten the development path for these algorithms, which consist of:
•
a module that creates synthetic libraries of items of interest (i.e. explosives, weapons, drugs, contraband, etc.);

•
a module that creates virtual baggage and containers of various sizes and shapes; and

•
a cloud-based module that automates and expedites the ground truthing process.

We have developed another AI-driven module that automatically collects and organizes live (i.e. non-synthetic) explosive threat data for post processing and algorithm development. This module is operational and was used to accelerate data collected for our submission to the ECAC for EDSCB certification, and is being used for the same purpose in connection with our submission to the TSA for APSS 6.2 certification.
Certifications
In the United States, security equipment must first undergo extensive independent testing and certification by the TSA before it can be deployed at airports. In the European Union, airports are required to comply with standards established by ECAC, an intergovernmental organization that seeks to harmonize civil aviation policies and practices among EU member states.
Generally, the process leading up to certification consists of the following steps: (i) submitting an experimental data collection and test plan, (ii) a period of data collection, (iii) algorithm development and experimentation, (iv) analytical optimization of the detection model and (v) submitting of a validation data package which describes the final system, equipment and software configuration with a simulated detection study.
Although we have completed most of the required data collection and are in the process of updating our explosive detection algorithms in preparation to take the ECAC EDSCB and the TSA APSS 6.2 certification tests, we have not taken and successfully passed these tests, and cannot guarantee that we will ever do so. Achieving ECAC and TSA certifications is extremely difficult and there is a risk we may never obtain these and other key certifications. Should we fail to pass these two certifications, it would be impossible for us to sell our scanners to aviation customers in the U.S. and European Union, and in other countries that have adopted these certifications.
Information on the three certifications that we are currently focused on is provided below.
TSA — Carry-on Baggage Screening
SENTINEL successfully completed TSA’s Tier 2 Explosive Detection Standard testing in March 2018. The TSA has subsequently (i) launched the Checkpoint Property Screening System program (“CPSS”) to address the emergence of improvised explosive threats and improve passenger experience by no longer requiring removal of liquids and laptops from carry-on bags, and (ii) promulgated the APSS 6.2 explosive detection standard. We consider our Tier 2 certification an important milestone and validation of our platform, as Tier 2 certification is an accepted standard in many countries that do not administer their own certifications for security scanning systems. As discussed below, we are now in the process of APSS 6.2 certification by the TSA.
In September 2019, we entered into a Cooperative Research and Development Agreement (“CRADA”) with the Department of Homeland Security (“DHS”), to begin the process of obtaining APSS 6.2 certification. Pursuant to the CRADA, SENTINEL systems have been delivered to the DHS’s Transportation Security Laboratory (“TSL”) in Atlantic City, New Jersey and its Tyndall Reactive Materials Group in Panama City, Florida (“Tyndall”). At these two laboratories, companies approved by TSA to enter the APSS 6.2 certification program are provided access to commercial, military and homemade explosives to collect the data required to develop and benchmark explosive detection algorithms to meet the explosive detection standard. This process involves taking approximately 100,000 scans of hundreds of actual commercial, military and home-made explosive formulations in thousands of configurations and concealments. The data collected is then used for development, refinement, training and testing of explosive detection algorithms, followed by a simulated detection study to verify algorithm performance. Once deemed sufficient, all data is then submitted to the TSA for approval for TSL to perform certification readiness testing, which involves testing of a small data set to validate previously provided simulation results. After passing certification readiness testing, systems are approved to undergo final testing for APSS 6.2 certification. We have completed data collection at TSL for commercial and military explosive formulations in thousands of configurations and concealments and have begun homemade explosive data collection at Tyndall. Data collected to date is being used to refine and improve our Tier 2 explosive detection algorithms to the APSS 6.2 explosive detection standard in preparation for taking the APSS 6.2 certification readiness test. We currently anticipate receiving APSS 6.2 certification in the first quarter of 2025.
ECAC — Cabin Baggage Screening
We were invited by ECAC to submit SENTINEL for ECAC certification in 2021. The ECAC certification process involves first sending a system to an ECAC certified laboratory to access commercial, military and homemade explosives for data collection and private testing. This process involves taking tens of thousands scans of hundreds of actual commercial, military and home-made explosive formulations in thousands of configurations and concealments. The data collected is then used for development, refinement, training and private testing of explosive detection algorithms, followed by a simulated detection study to verify algorithm performance. Once an applicant deems its system’s explosive detection to be sufficient, a request for EDSCB certification is submitted to ECAC and a certification test allocation is approved for taking the certification test at an ECAC certified laboratory.

In January 2023, we delivered a SENTINEL system to the ICT-Fraunhofer Laboratory in Pfinztal, Germany for data collection, which was completed in August 2023. The data is currently being processed and we expect to commence EDSCB certification testing and receive certification by the end of 2024.
TSA — Air Cargo Screening
The TSA has established the Air Cargo Screening Qualification Test (“ACSQT”) to qualify air cargo screening devices for listing on TSA’s Air Cargo Screening Technology List (“ACSTL”). Pursuant to federal law, cargo transported aboard passenger aircraft must be screened at a security level commensurate with that of passenger checked baggage, with scanning equipment listed on the ACSTL.
As specifically mandated by Section 1602 of the Implementing Recommendations of the 9/11 Commission Act of 2007 (9/11 Act), cargo transported aboard passenger aircraft must be screened at a security level commensurate with that of passenger checked baggage. In accordance with TSA Air Cargo Standard Security Programs, authorized private air cargo screening facilities may only use technologies listed on the TSA ACSTL. The ACSTL serves as the official technology list for regulated parties and their authorized representatives to use when procuring screening equipment in accordance with TSA-approved or-accepted security programs. TSA publishes new versions of the ACSTL as needed, usually two to four times per year. There are four Qualification Groups (QGs) listed on the ACSTL, which are categorized by function/application, rather than by specific technology type.
The ACSQT evaluates the effectiveness and suitability of submitted devices based on requirements as set forth for that qualification group. Each technology group has approximately 100 individual requirements, to include several sub-requirements, which must be fully met to achieve Qualified status on the ACSTL. The entire set of TSA ACSTL requirements by technology group will be made available to vendors upon successful acceptance of a white paper and a Security Threat Assessment of the company and selected employees.
Using an open submission process, vendors may propose new candidate technologies for introduction into the ACSQT process at any time, which allows for the introduction and implementation of enhanced capabilities and higher performance technology for air cargo screening operations. For the purpose of evaluating candidate devices, the ACSQT process is divided into two stages of assessment.
The first stage is submission processing and requirements testing. All candidate devices must successfully satisfy Stage I criteria in order to be considered for listing on the ACSTL. Stage I is designed to verify a device’s ability to meet safety, security, functionality, and detection related requirements. Stage I begins with the submission of a white paper, a candidate device’s entry point into the ACSQT process. The white paper provides TSA with an introduction to the device and serves as a foundational documentation to support a level of confidence that a device may be able to successfully meet the requirements of the ACSQT process. After the acceptance of the white paper by TSA, a formal qualification data package must be submitted to TSA and requirements testing performed. To pass Stage I, a device must meet all of the requirements set forth by TSA.
The second stage is operational testing. Stage II testing is intended to validate device performance in an operational air cargo screening environment, where all requirements must be met for listing on the ACSTL. Stage II field observations and data collection assess a device’s suitability as defined by reliability, maintainability and availability requirements within an operational screening environment. To pass Stage II testing, which occurs in an operational setting, a device must meet all of the requirements set forth by TSA.
We are preparing and testing the Sentinel ‘Fixed-Gantry’ CT system for qualification as a ‘small-bore’ visual inspection system under QG1 and as an explosive detection system under QG4 of the ACTSL. The Company is also designing and developing a new ‘large-bore’ ‘Fixed Gantry’ CT system for qualification as an explosive detection system under QG4 of the ACTSL.
Our SENTINEL CT scanner white paper has been submitted and accepted by TSA for admittance into the ACSQT process for placement qualification and on TSA’s ACSTL as a small bore air cargo visual inspection system for inspecting small parcels and packages. We expect to receive such certification in 2024.

We have also initiated designing and developing a large bore fixed gantry CT scanner for air cargo screening of break-bulk cargo and larger packages and parcels. We expect to receive ACSTL certification of this scanner in 2025.
Industry Opportunity
Our initial market focus is on domestic and foreign aviation checkpoints. However, we believe a significant market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
In the aviation sector, the certification authorities are predominately TSA and ECAC. The remainder of the global aviation sector either accepts the TSA or ECAC certifications, or develops and issues technical acceptance requirements as part of their solicitations for security equipment. Outside of the global aviation sector, technical and performance specifications seldom reference either TSA or ECAC aviation standards.
As the threat to critical infrastructure continues to rise as a byproduct of global security risks, security screening is becoming a larger priority at border checkpoints, energy infrastructure, airports, stadiums, energy resources, train stations and other important logistical points. According to Mordor Intelligence, it is just these types of threats that are driving adoption of CT scanning equipment, like SENTINEL.
Two market research reports provide insight into our industry focus. According to Mordor Intelligence in its Security Screening Market Size & Share Analysis — Growth Trends & Forecasts (2024 – 2029) report, the global security screening market is currently estimated at approximately $7.6 billion and is expected to reach approximately $10.5 billion by 2029, growing at approximately 6.6% per year.
According to Mordor Intelligence in its Critical Protection Market Size and Share Analysis Report — Growth Trends & Forecasts (2023 – 2028), the global infrastructure protection market is expected to reach $177 billion by 2030 and includes ports, industry, energy, defense, financial institutions, transportation and logistics facilities and other key market segments specifically targeted by ScanTech.
Global Security Screening Market ($BN)	Global Infrastructure Protection Market ($BN)

The protection of critical infrastructure is also a key industry opportunity for us and represents a global opportunity. Critical infrastructure is the essential services that underpin society’s day to day activities including power grids, power plants, water facilities, railways, industrial buildings and the like.
Government investments play a pivotal role, with initiatives such as the substantial global infrastructure planning directing funds towards fortifying critical assets in transportation, energy, and communication sectors. Private sector innovations, such as advancements in industrial control systems, contribute significantly by providing cutting-edge solutions for energy and manufacturing facilities.
According to Mordor, the United States electricity segment contains more than 6,413 power plants with approximately 1,075 gigawatts of installed generation. Concerns regarding the economy, public safety, operational continuity, and environmental well-being have elevated spending on safeguarding and securing these assets.

In addition, the Canadian Government, primarily through Public Safety Canada, has been actively engaged in coordinating and enhancing critical infrastructure protection.
While North America is the largest market within the global critical infrastructure sector, Asia Pacific is the fastest growing. According to Grandview Research, the Asia Pacific market is expected to grow at an annual rate of nearly 12% per year until 2027.
In Europe, the European Union published a directive in January 2023, entitled “The Directive on Resilience of Critical Entities,” which aims to strengthen the resilience of critical entities against threats to infrastructure, public health, and natural hazards.
ScanTech management estimates that the accessible portion of the aviation and infrastructure security screening markets for its checkpoint scanners over the next 5-years is $17.8 billion (i.e. $8.5B aviation plus $9.3B infrastructure). Of the accessible market, ScanTech projects capturing 4.7% or just over $840 million of the $17.8 billion total accessible market for its scanners over the next five-year period.
We believe the key markets we are focused on are all increasing infrastructure and security expenditure as a product of government directives and private industry following suit, both of which are driving increased adoption of products like SENTINEL.
In the aviation sector, the United States and Europe predominantly require either TSA or ECAC certification to enter the market. We are currently in the process of obtaining both of these approvals. The remainder of the global aviation sector either accepts the TSA or ECAC certifications, or develops and issues technical acceptance requirements as part of their solicitations for security equipment. Outside of the global aviation sector, technical and performance specifications seldom reference either TSA or ECAC aviation standards.
ScanTech management estimates that the accessible portion of the aviation and infrastructure security screening markets for its checkpoint scanners over the next 5-years is $17.8 billion (i.e. $8.5B aviation plus $9.3B infrastructure). Of the accessible market, ScanTech projects capturing 4.7% or just over $840 million of the $17.8 billion total accessible market for its scanners over the next five-year period.
The ability to secure market share through the successful management of global marketing and distribution processes will have a profound effect on gross revenues and bottom-line profitability. As a primary component of its broader global marketing and deployment strategy, ScanTech intends to partner with strategic distribution, integration and manufacturing entities with an established presence in each regional market to underpin product sales. By choosing its teaming partners wisely, the company is allowed to focus primarily on its applied research and product development efforts and furthering its brand and development initiatives, while its distribution, integration and manufacturing partners drive sales volume by leveraging economies of scale and existing sales channels that each maintains at home and abroad. For pro-forma purposes, unit sales within each regional market were independently projected based on a number of market-specific factors, based primarily on rates of capture applied to conservatively forecast market size, as well as the terms and conditions of existing and pending sales contracts.
Projected United States Market Share.   ScanTech estimates the Company to capture 7% of the total addressable market for direct sales to the TSA over the 5YR period as well as 1.4% of the Commercial Infrastructure or ancillary market for checkpoint systems. Because any sizable market entry would most likely be driven by and premised upon (i) the qualification of the Sentinel™ in the United States(ii) an award of an IDIQ contract, and (iii) ScanTech being small business eligible based on government procurement standards. This assumption is based on TSA’s recapitalization of over 2,400 CT systems through its Checkpoint Property Screening System Program over the next 5 years in tranches of 400 to 800 units per year.
Projected Europe Market Share.   ScanTech expects to fare significantly well in the E.U through a strategic partnership with a major European security company with existing relationships with most of the major airport authorities throughout the region. ScanTech estimates a capture of 12% of the total addressable aviation checkpoint market in Europe over the next 5-year period and 3.5% of the Commercial Infrastructure market. These estimates are based, in part, on the fact that the company’s existing channels for entry into the European markets are in their early stages. ScanTech has already engaged with multiple distribution partners in the region and has signed definitive distribution agreements in several markets, disclosed herein.
Projected Americas (excluding the U.S.) Market Share.   For its target pro-forma financial projections, ScanTech estimates a capture of 5.4% of the total addressable Americas aviation checkpoint market over the next 5-year period. With respect to the fledgling Commercial Infrastructure market for checkpoint solutions (which includes both government and private buildings and facilities), the company estimates 5.4% of that submarket. ScanTech has hired a Director of Sales from a competitor who brings extensive marketing and sales connections in North and South America to jump start ScanTech sales in these markets.
Projected Asia Pacific Market Share.   For its target pro-forma financial projections, ScanTech estimates to capture 5.2% of the total addressable Asia Pacific aviation checkpoint market over the 5-year period. With respect to the fledgling Commercial Infrastructure market for checkpoint solutions (which includes both government and private buildings and facilities), the company estimates a 4.3% capture of that submarket.
Projected MENA Market Share.   ScanTech estimates the company to capture 5.1% of the total addressable MENA aviation market over the 5-year period and 4.6% of the total ancillary checkpoint market. A key element of success in this market will be the identification of a strategic partner with an existing sales channel into the MENA region. ScanTech has identified strategic distribution partners in the region but has not yet signed any definitive agreements.
Projected India Market Share.   For the India market specifically, ScanTech will engaged in negotiations with a strategic teaming partner for exclusive licensing rights as a low-cost manufacturer and retailer for the Indian subcontinent. ScanTech estimates to capture 2.0% of the total addressable market for aviation over the next 5-year period and 1.9% of the total ancillary checkpoint market. ScanTech has not yet signed any definitive agreements to engage a licensing partner in India.
5-Year Aviation Market Capture Summary, ScanTech Estimates
5-Year Infrastructure Market Capture Summary, ScanTech Estimates
Market Penetration
Our global market presence, while still in the early stages of being expanded, is already beginning to take shape. We currently have third party distribution agreements with partners to assist with the distribution, promotion and sales of SENTINEL in Canada, Turkey, Poland and Japan. These agreements are critical in the facilitation of sales efforts for our products outside of the United States. Also, as discussed above,

ScanTech is also in the process of identifying both strategic partners and distributors to assist the company in penetrating other target countries within its target market sectors.
For example, on March 24, 2023, ScanTech entered into an exclusive distribution agreement with Agop X Ray Guvenlik Sistemleri Merkezi Sanayyi ve Ticaret Ltd. Sti (“XRC”) of Turkey. XRC is the only x-ray baggage screening system manufacturer in Turkey and is experienced in the sale and distribution of X-ray systems either directly or through its subsidiaries or divisions. In addition to Turkey, the distribution agreement also appoints XRC as ScanTech’s exclusive distributor and agent in Poland and Japan. XRC’s distributor pricing is defined in Exhibit A of the distribution agreement and the sale price of ScanTech products will be negotiated by the Parties. ScanTech has the right, in its discretion, from time to time, to establish, change, alter or amend prices and other terms and conditions of sale. All payments to ScanTech, unless otherwise agreed upon in advance, will be due Net 30 from the latter of the date XRC receives ScanTech’s invoice or upon delivery of the ordered system(s) for “sold” system(s). ScanTech will provide spare parts for systems sold at a distributor price for a minimum period of 5 years after the warranty expires. The term of the agreement is three (3) years and may be renewed six (6) months prior to the expiry.
Also, in November 2023, ScanTech and our exclusive Canadian distributor, Visiontec Systems (“Visiontec”), a value-added Canadian supplier that specializes in providing front-line security and CBRNE (chemical, biological, radiological, nuclear and explosive) technologies, products and services have entered into definitive purchase orders to provide ScanTech’s SENTINEL CT Checkpoint Baggage Scanning System to one of the largest, most diverse power producers in North America. Pursuant to the terms of our distribution agreement with Visiontec (the “Distribution Agreement”), Visiontec will deliver, integrate, install, train and provide long term technical support for ScanTech’s SENTINEL CT Checkpoint Baggage Scanning Systems with Smart Conveyance which will be deployed to provide security screening for large-scale critical nuclear power infrastructure in Canada. As of May 13, 2024, ScanTech had received a purchase order from Visiontec for a total of 13 units, with a total contract value of approximately $3.5 million, two of which have been delivered to the end customer.
We are targeting multiple key domestic and international markets, each of which presents a significant opportunity that we believe is currently underserved by inefficient, expensive and outdated equipment. However, we face significant challenges in scaling our technology to access these key markets. Further support of our market penetration projections for various strategic sectors is summarized below.
ScanTech’s projections of unit sales and market penetration were prepared by taking into account the following criteria in each market:
•
Published tender opportunities for fulfilment in the next one to three years.

•
Management’s assessment of additional opportunities in the market, based on its professional experience and public information about the age of existing airports and other infrastructure, applicable regulatory standards, growth estimates and other information.

•
Management’s estimate of ScanTech’s chances of winning contract opportunities against competitors.

Airports
In the United States, the TSA has begun replacing the majority of its scanning systems pursuant to the CPSS, a system-wide $1.2 billion program that expires in 2025. Additionally, in February 2023, the federal government allocated $1.0 billion directly to airports to fund upgrades of facilities and security checkpoints. Over 2,400 CT scanning systems will be replaced under the CPSS with APSS 6.2 certified systems.
In other countries, other governmental and intergovernmental agencies are also implementing enhanced screening standards and deploying new scanner systems to airports.
Additionally, many countries are investing in airport infrastructure by either expanding existing airport facilities or constructing new airports.
A key challenge we face in this key sector is that several of our competitors have been certified to TSA’s APSS 6.2 and ECAC’s EDSCB explosive detection standards and have won competitive bids and have deployed and have operating systems in both domestic and foreign airports. ScanTech is in the process of certifying its fixed-gantry CT system to TSA’s APSS 6.2 and ECAC’s EDSCB explosive detection standards and expects to have both certifications in 2025.
Freight Forwarding
Many freight forwarders (such as UPS, FedEx and DHL) are following passenger aviation in implementing enhanced screening standards and deploying new scanner systems worldwide. In particular, pursuant to the TSA’s Air Cargo Standard Security Programs, authorized private air cargo screening facilities that transport cargo in, into and out of the U.S. must now use technologies listed on the ACSTL.
Our fixed gantry scanners are optimally positioned to serve the freight forwarding market, which places a premium on scanner system speed. However, we are in the process of qualifying our system on the ACTSL and several incumbent companies have already placed systems on the ACSTL. ScanTech has engaged in discussions with major freight forwarders and parcel carriers including UPS, FedEx and DHL. ScanTech anticipates TSA approval for the listing of its fixed-gantry system on the ACTSL by the end of 2024 to allow it to close on emerging opportunities and government directives for these companies to purchase and deploy this advanced screening technology within their operations.
Government Agencies
The world’s busiest seaports and landports of entry are beginning to procure scanning technologies to address a complex transnational set of counter-terror security issues, including terrorism, piracy and contraband, and drug and weapons smuggling. ScanTech has presented its fixed gantry technology to the CBP’s Industry Engagement Group and is receiving favorable interest particularly in its ability to detect and interdict Fentanyl smuggling across the country’s southern borders. ScanTech anticipates that these discussions and presentations will lead to an opportunity to deploy a system at a border crossing to further demonstrate its capabilities.
Private Sector
We believe that there is a significant near term opportunity globally for security infrastructure in the private sector, as concerns grow about mass shootings and other threats, and that private venues or facilities which have previously chosen not to implement security screening devices due to concerns about cost, effectiveness, or visitor/employee experience impact are increasingly amenable to introduce security screening. We see a significant opportunity to deploy SENTINEL systems at domestic and international commercial infrastructure, entertainment facilities, schools, sports stadiums and other highly trafficked venues.
In addition, private sector employers worldwide are allocating more budget, time and resources to securing the workplace, by adding and/or upgrading scanner systems. According to third-party studies, more than two thirds of companies with over 1,000 employees reported that physical security is mission critical for their business; 58% of global companies increased the amount they spent on physical security in 2022; and 65% of senior management of global companies reported an increase in the number of security threats faced by their organizations.
ScanTech has initiated plans to penetrate the private sector infrastructure markets and has been in discussions with one of the largest computer chip manufacturers in the world regarding the potential installation of ScanTech’s fixed gantry CT technology in their manufacturing plants. In addition, pursuant to its Distribution Agreement with Visiontec, ScanTech was recently awarded its first purchase order to install its top-line fixed gantry CT systems in two of Ontario Power Generating Company’s nuclear power plants in Canada and is in preliminary marketing and sales discussions with the top U.S. nuclear utilities regarding potential installations in their nuclear power plants.
Ancillary Markets
We believe that a number of ancillary opportunities exist for fixed-gantry CT scanners to detect threat objects, foreign materials or internal defects. These market opportunities include non-airport security checkpoints, cargo shipping, narcotics detection, foreign material exclusion and industrial non-destructive testing. ScanTech has initiated plans to penetrate ancillary markets and pursuant to its Distribution Agreement with Visiontec, was recently awarded its first purchase order to install its top-line fixed gantry CT systems in two of Ontario Power Generating Company’s nuclear power plants in Canada. The company has also initiated marketing and sales discussions with the largest nuclear utility in the U.S. regarding potential installations in their nuclear power plants. We expect growth and expansion into ancillary markets to continue and accelerate in future years.
In summary, although our fixed-gantry CT technology shows promise in disrupting traditional rotating-gantry CT technologies in these opportunity areas, we are a small company competing against much larger, better financed, well staffed, more economically stable and in some cases incumbent large businesses.
As a small company, we must also overcome challenges associated with rapidly growing manufacturing, distribution, sales, installation and servicing capacities to meet industry and customer expectations. Although we have engaged in direct discussions and have received favorable interest in most of our target markets, our plans to establish strategic partnerships to assist in scaling our capabilities and capturing opportunities in these areas are in the early stages of development. In addition, the company must secure enough external investments to fund this growth.
Business Plan
We plan to sell ScanTech scanning systems through a combination of direct sales and domestic and foreign distribution partnerships. In the private sector market, we may implement leasing and cost-sharing platforms to make it easier for customers to incur the cost of deploying scanning systems.
We expect to earn revenue from sale of SENTINEL units and also on an ongoing basis for (i) system maintenance outside of the warranty period and (ii) software upgrades.
The SENTINEL will be sold on a modular basis that will enable customers to choose between one and four X-ray sources and detector arrays, based on their specific budgets and threat levels.
As mentioned previously, we are initially focused on the U.S. aviation market and obtaining APSS 6.2 certification in order to market to the TSA pursuant to CPSS. We have already logged successful deployments of SENTINEL at (i) TSL; (ii) the TSA’s System Integration Facility at Reagan International Airport, (iii) Tyndall and (iv) San Diego International Airport and Philadelphia International Airport. Based on our progress to date and the fact that SENTINEL is less expensive than other CT technologies that TSA has qualified for the CPSS, we believe that we are well positioned to achieve CPSS qualification and to achieve commercial sales of SENTINEL for U.S. airports.
In parallel with our focus on the U.S. aviation market, we are pursuing EDSCB certification in order to sell to airports in the European Union. We also plan to pursue other foreign markets (including countries in the Middle East, Asia-Pacific and South America) that have adopted plans for aggressive aviation infrastructure expansion. We believe that we can already leverage our TSA Tier 2 certification in certain foreign countries that consider the U.S.’s Tier 2 certification as a benchmark for acceptance and deployment of new scanner technology.
In certain international markets, we will enter into joint-venture arrangements and partnerships in order to expedite the process of obtaining regulatory approvals, identifying potential customers and entering into sales agreements. We expect that these agreements will provide for payment to ScanTech of licensing fees and royalties. To date, we have entered into agreements with partners to assist with the distribution, promotion and sales of SENTINEL in Canada, Turkey, Poland and Japan.
In November 2023, ScanTech and our exclusive Canadian distributor, Visiontec Systems (“Visiontec”), a value-added Canadian supplier that specializes in providing front-line security and CBRNE (chemical, biological, radiological, nuclear and explosive) technologies, products and services have entered into definitive purchase orders to provide ScanTech’s SENTINEL CT Checkpoint Baggage Scanning System to one of the largest, most diverse power producers in North America. Pursuant to the terms of our distribution agreement with Visiontec (the “Distribution Agreement”), Visiontec will deliver, integrate, install, train and provide long term technical support for ScanTech’s SENTINEL CT Checkpoint Baggage Scanning Systems with Smart Conveyance which will be deployed to provide security screening for large-scale critical nuclear power infrastructure in Canada. As of May 13, 2024, ScanTech had received a purchase order from

Visiontec for a total of 13 units, with a total contract value of approximately $3.5 million, two of which have been delivered to the end customer.
The Distribution Agreement with Visiontec has a three year term and can be terminated by Visiontec one year following a change of 50% or more of ScanTech’s ownership. Orders may be cancelled prior to shipment subject to a 3% restocking fee. Other than payment from Visiontec to ScanTech for units sold by Visiontec pursuant to purchase orders, the Distribution Agreement does not provide for any payments between the parties.
We may continue to pursue agreements with third-parties that manufacture conveyance systems to sell SENTINEL with such systems as a bundled solution.
We will need to significantly expand our sales and marketing activities as we transition from a focus on research and development to manufacturing and selling our security scanners at commercial scale.
Manufacturing
Currently, all manufacturing, assembly and pre-delivery testing of SENTINEL units is done by ScanTech at our facility in Buford, Georgia. We anticipate that we will need to engage a third-party technological manufacturer in order to manufacture SENTINEL at commercial scale, but intend to continue assembling SENTINEL units in-house. We have initiated discussions and preliminary planning with a multinational manufacturer regarding volume manufacturing and assembly support, but have not yet entered into a binding agreement.
The time period from order receipt to delivery of a SENTINEL system is currently approximately four months. We expect that this product time will be reduced as we expand our manufacturing staff, improve our manufacturing techniques and engage a third-party technological manufacturer.
We rely upon third-party contract manufacturers and suppliers, located within the United States, for substantially all the components of our SENTINEL systems. The majority of these components have multiple sources, but several come from sole-source suppliers.
Research and Development
Our research and development efforts are focused on continual improvement to SENTINEL’s software, algorithms and hardware components.
Our internal research and development efforts have been supplemented by strategic technology development relationships with leading research centers such as Lawrence Livermore National Laboratory (“LLNL”) and Sandia National Laboratory (“SNL”), which have since lapsed. Currently, we have one ongoing collaborative arrangement, our Cooperative Research and Development Agreement (“CRADA”) with Department of Homeland Security (the “DHS”), which is focused on developing, improving and optimizing the performance of SENTINEL. The CRADA expires on November 5, 2025 and provides for collaboration between ScanTech and the TSL in developing, improving and optimizing the performance of the Sentinel to promote and strengthen transportation security. Pursuant to the CRADA, the TSL is helping ScanTech collect data to refine the system’s detection capabilities (readiness assistance) and performing tests of the system’s detection performance and providing feedback to ScanTech (readiness testing). If any patentable intellectual property is developed pursuant to the CRADA (an “Invention”), ScanTech will grant the U.S. government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the Invention or have the Invention practiced throughout the world by or on behalf of the U.S. government for research or other U.S. government purposes.
Intellectual Property
We have a patent portfolio of two (2) patents exclusively licensed from ScanTech/IBS IP Holding Company, LLC, as described below. Both of these patents are utility patents.
Patent	Issue Date	Expiration Date	Country	Title
7,952,304	2011-05-31	2027-05-02	U.S.	Radiation System
8,339,071	2012-12-25	2028-02-05	U.S.	Particle Accelerator Having Wide Energy Control Range

Our patents are licensed to us from ScanTech/IBS IP Holding Company, LLC (“IP Holdco”), a wholly-owned subsidiary of ScanTech Holdings, LLC formed as a bankruptcy remote-entity to hold intellectual property. Pursuant to a license agreement dated June 1, 2011 (the “License Agreement”), ScanTech has a perpetual, royalty free license to these patents (the “Licensed IP”) in the field of scanning, inspection, detection and/or identification in security, law enforcement and defense applications (the “Field”). No amounts are payable between ScanTech and IP Holdco pursuant to the License Agreement. The license lasts until the revocation, invalidation or expiration of the Licensed IP. ScanTech also granted IP Holdco a non-exclusive license to use outside of the Field any improvements to the Licensed IP developed by ScanTech. IP Holdco may sublicense these improvements, subject to negotiation between the parties.
We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service.
Government Regulation
We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, anti-corruption, and export controls. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.
In addition, our applications for TSA certifications implicate certain classified or sensitive information of the United States government, and we are therefore subject to the National Industrial Security Program Operating Manual and federal statutes regarding the protection of Sensitive Security Information (as defined in 49 CFR Part 1520). Our products will also be subject to export controls administered by the U.S. Department of Commerce.
In Canada, we are subject to Health Canada’s Radiation Devices Act which regulates the type and amount of radiation emitted by our devices. To date, our SENTINEL units in Canada have been inspected by Health Canada and have been found to be in compliance with applicable regulatory requirements.
We believe that we are in material compliance with all applicable laws, regulations and permitting requirements. Our future success depends on our ability to comply with regulatory standards such as those set forth above, and in particular, the requirements of TSA and ECAC. Failure to meet these standards, changes in the rules, requirements or operational procedures applicable to our business generally, and evolving frameworks could negatively impact our business. Further, as regulatory frameworks evolve, they may increase our operating expenses, make compliance more difficult or impact our operating protocols, and divert management’s attention from other initiatives.
Facilities
ScanTech leases a facility from VJ Properties, LLC (VJP) with approximately 14,000 rentable square feet of combined office and warehouse space located at 1735 Enterprise Dr., Buford, GA 30518. We will likely expand our facilities starting approximately one year after the closing of the Business Combination, as we advance our business plan and work to commence manufacturing on a commercial scale.
On June 27, 2023, the Company entered into a twelve-month operating lease with VJ Properties, LLC for combined office, workshop, manufacturing and warehouse space located in Buford, Georgia. As of December 31, 2023, the Company had one operating lease. The Company currently pays a rent of $11,750 per month for the leased space located in Buford, Georgia.
Employees
As of June 30, 2023, ScanTech employed approximately 15 full-time employees, all of whom are based in Buford, Georgia. After the closing of the Business Combination, we intend to hire a significant number of additional employees.

Corporate Restructuring
ScanTech’s Operating Agreement currently provides for three series of units. Series A Units are preference units with a coupon, the majority of which are redeemable and a small portion of which are non-redeemable, and are all non-voting, Series B Units are voting common units and Series C Units are similar to profits interests and are granted under the 2012 Equity Incentive Plan (the “2012 Plan”). Prior to the Closing of the Business Combination, ScanTech intends to amend and restate its Operating Agreement in connection with a corporate restructuring to convert all outstanding units into a single series.
Legal Proceedings
ScanTech is subject to a number of claims and litigations. Pursuant to an order of the Supreme Court of the State of New York, County of Kings, on September 8, 2023, Catalytic Holdings I, LLC obtained a judgment of $1,563,796 (plus 12% interest per annum, accruing from October 6, 2020) against ScanTech.
This judgment relates to unpaid indebtedness incurred by the Company in 2020.
From the first quarter of 2017 through October 31, 2023, the Company did not remit U.S. federal taxes from amounts withheld from employee wages, and also did not remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $5.4 million as of December 31, 2023. Although we are actively discussing a settlement with the IRS, there can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may not have sufficient funds available for. In addition, willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against us and our management for failure to remit payroll taxes to the IRS.
For the payroll period from November 1, 2023 to November 30 2023, the payments on income taxes withheld and the employee and employer portion of the payroll taxes were made on December 15, 2023. The failure to deposit penalty and associated interest was calculated and recorded in Balance Sheets under the caption of accrued federal tax liability, penalties and interest.
From December 15, 2023 to December 31, 2023, the Company was able to file the federal tax returns on time on Form 941, 943 and 944 to report income taxes withheld and payroll taxes withheld from employee wages and paid in full to IRS for the employee taxes withheld and the employer portion of the payroll taxes for the then current payroll periods.
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security. The Charging Order specifically mandated that “all distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, P.C. (EBG) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest.”
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Other than the above, ScanTech is not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, any such future litigation could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2022, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including stock or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to York Capital (“York Capital”) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of December 31, 2023 or 2022 or 2021. Between 2.5% - 5.0% of proceeds of the Business Combination may be due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
The Company also has various agreements with Taylor Freres Americas or its affiliates (“Taylor Freres”), a financial advisor. Since 2011, the Company has engaged Taylor Freres, or its affiliates, for various capital formation, investor relations, and business development services. The services agreed upon between the Company and Taylor Freres changed over the years, resulting in disputes in compensation paid and accrued including payment of fees for fund raising and reimbursement for investment services and related expenses incurred. In connection with the Company’s ongoing restructuring and reorganization activities, the parties settled and resolved all claims arising from or related to the engagement letter and Taylor Freres’ other dealings with NACS, ScanTech, John Redmond (the controlling member of NACS and the Chairman of ScanTech) and their affiliates. On June 18, 2024, the Company and Taylor Freres’ entered into a settlement and mutual release agreement, which expired on September 30, 2024.
Pursuance to the original agreement, the Company agreed to pay to Taylor Freres a good faith deposit in the amount of $50,000. $35,000 of the good faith deposit was paid on June 18, 2024 via short term funding from Mr. Redmond. The remaining $15,000 was paid on July 29, 2024.
In addition, NACS agreed to transfer the ownership of its Series B units to Taylor Freres which equals to 3% of all outstanding Series B Units of the Company. In connection with this agreement, 349,871 units of Series B were transferred from NACS to Taylor Freres. As of June 30, 2024, Taylor Freres owned 8% of all outstanding Series B Units as a result of the transfer.
On October 24, 2024, ScanTech and Taylor Frères signed Amendment No. 1 to the Settlement Agreement and Mutual Release, which amended the Settlement Agreement and Mutual Release that was signed on June 18, 2024 and expired on September 30, 2024 (“Settlement Amendment”). The Settlement Amendment, among other things, reinstated the original settlement agreement and agreed Taylor Frères shall receive 1,445,000 shares of PubCo at the consummation of the Business Combination, to be allocated as follows: (i) 850,000 shares exchanged for the membership units representing the Taylor Freres’ ownership of membership units in ScanTech; and (ii) 595,000 shares exchanged for the membership units attributable to Taylor Freres’ accrued liability. The Settlement Amendment expires on December 31, 2024.
Taylor Freres had no role in finding a business combination target or negotiating the Business Combination. Mars was not involved in the negotiation of the settlement agreement with Taylor Freres.
The Company’s arrangement with Ellenoff Grossman & Schole LLP (“EGS”), the Company’s legal counsel, provides that a portion of EGS’ fee will be deferred until the consummation of the business combination. In the event that the business combination is not consummated, the deferred portion of the EGS fee will not be payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SCANTECH
You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus/consent solicitation.
Overview
Our mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. We have developed a proprietary fixed-gantry Computed Tomography scanning system that detects explosives, weapons, narcotics and other contraband.
Our initial market focus is domestic and international aviation checkpoints. However, we believe a significant global market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
Our SENTINEL fixed-gantry scanner has already achieved several third-party certifications, including the TSA’s Tier 2 Explosive Detection Certification. Certification to the TSA’s Accessible Property Screening System 6.2.0 Explosive Detection Standard and to the European Civil Aviation Conference Explosive Detection System for Cabin Baggage Certification are in advanced stages.
We believe that our scanner systems and fixed-gantry CT technology have advantages and improved threat detection capacity as compared to traditional rotating-gantry systems.
Our SENTINEL scanners are designed to be deployed at security checkpoints. They can be quickly installed and easily maintained without major infrastructure modifications to existing checkpoints.
Most CT security scanners on the market are based on rotating-gantry technology, which was first developed in the 1970s for use in medical imaging. Rotating gantry involves a single X-ray tube and detectors opposite this tube. These revolve around the object being scanned, generating images which are reconstructed to produce a three-dimensional image.
SENTINEL Scanner Description
SENTINEL’s fix-gantry CT architecture incorporates four (4) discrete pairs of fixed multi-energy X-ray generators and detector arrays. Each generator/ detector pair is optimally configured to provide non- traditional planar slices significantly expanding the robustness, reliability and repeatability of image data reconstruction and improving the system’s ability to discriminate/interrogate threat materials and hidden objects. The orientation of the generators/detectors yield three (3) discrete slices of the target for interrogation: 1) Perpendicular to the tunnel; 2) 45° angle along the Belt from Entrance to Exit, and; 3) 45° angle backwards along the Belt from Exit to Entrance. The three slices of metadata are used to reconstruct a three- dimensional map of the effective atomic numbers (Zeff) and mass densities of the scanned contents. The projections in this innovative geometry provide three unique planes while the projections of conventional CT systems are essentially in a single plane. Three integrated & interlaced slices through an object versus the typical single plane slice of data in rotating-gantry CT improves spatial recognition, particularly in high clutter situations, as the four (4) X-ray projections are traveling through unique paths for a given area of interest. Coupled with few-view CT reconstruction and advanced threat detection algorithms, SENTINEL’S architecture expands the robustness, reliability and repeatability of the measurement data.
The figure below depicts the SENTINEL’s fixed-gantry projection geometry showing the four X-ray sources tunnel entrance, exit, top and side projections. The red box depicts the traditional 90° planer slice perpendicular to the conveyor. Two additional 45° planar slices (not shown) are also created.

SENTINEL Scanner Installation
First and foremost, the SENTINEL has been designed for easy deployment and installation at domestic and international checkpoints. Following production, assembly and factory acceptance testing, SENTINEL systems, simulators and peripheral equipment are packaged and marked in accordance with TSA packaging and marking requirements for transportation security screening equipment. The system is shipped directly to the customer’s site in one piece along with ingress and egress conveyors, primary and auxiliary viewing stations and peripheral equipment in three simple shipping crates. We assign an installation site lead to coordinate system receipt, rigging unloading, installation and start-up. For installed systems, the installation site lead collects data, performs on-site functional testing, and prepares a commissioning report. For each system installed, the commissioning report will document i) Visual Inspection; ii) Operational/ Functional Test; iii) Image Quality Test; and, iv) Explosive Simulant Detection Test. Because the system is delivered to the site in one piece, the installation, setup, startup and functional test process is typically completed in four to six hours if the checkpoint has been prepared for system setting.
SENTINEL Scanner Maintenance
Modular construction of SENTINEL plays a major role in the system’s serviceability and ensures fast field service to get the machine back on line. Furthermore, as system upgrades and enhancements are designed, engineered, tested and approved, respective modules can easily be changed-out in the field. System electrical and control components are mounted on four (4) back-plates that are easy to inspect, basic troubleshoot, and remove & replace if necessary. All modules are individually certified by Underwriter’s Laboratory (UL) in addition to the entire machine being UL certified. The four back-plate modules are located behind the same exterior panel and can easily be accessed by an authorized service technician. If a module is diagnosed with a problem, the entire module is removed by unplugging the wiring harness connectors, unscrewing four (4) nuts, removing the module and simply installing a new module, which takes five to ten minutes to complete. The defective module is then returned to ScanTech for detailed troubleshooting, evaluation and if economical, repair. Likewise, X-ray generators are a modular monoblock design hermetically enclosing the X-ray tube, high-voltage power supply, collimator, and cooling system. The replacement of an X-ray generator takes less than an hour as the monoblock is mounted on a factory laser- aligned mounting frame. The monoblock is removed by unbolting four (4) bolts plus two (2) connectors. Simply remove and replace the unit with a new X-ray monoblock and the system is ready to scan. No alignment of the X-ray monoblock is required because of the pre-aligned precision of the X-ray generator and detector array mounting frames, so an X-ray monoblock change out is simply a ‘pull-plug-scan’ service call. Detector Arrays can also be easily replaced. Each array is a modular unit mounted on a precision mounting bracket or frame. To replace the detector board(s), one must merely remove the access plate(s), unplug the communication & power connectors, remove the array bracket or frame, and repeat the process to reinstall. SENTINEL’s modular design provides a low-cost component upgrade path, reduced system downtime, faster field service and troubleshooting, and lower maintenance costs.

SENTINEL Scanner Operation
In similar fashion to current protocols at aviation checkpoint security stations, ‘carry-on’ baggage and other approved ‘carry-on’ items are loaded onto the SENTINEL’s conveyor and queued for scanning through the system’s tunnel. Once loaded onto the conveyor belt, each item passes through the system’s X-ray inspection tunnel, and within a matter of seconds, reappears at the opposite end. Instead of a rotating gantry, SENTINEL’s four fixed independent and synchronized X-ray sources project X-ray images of scanned items onto the system’s four independent arrays of detectors where various signatures associated with the materials the X-rays interact with inside of the tunnel are measured or calculated. Advanced and proprietary algorithms provide highly reliable automatic threat detection, not only differentiating between threatening and non-threatening materials, but also specifically identifying the items as benign (such as face cream,) or dangerous (such as explosives), as well as drugs and other hazardous materials. During a scan, four separate high-definition visual images are generated and displayed on the system’s high definition monitor. Operators can access vertical, horizontal and ±45o snapshots of each item being scanned and will also be able to access a 3D reconstructed image of the scanned item. This supplies the operator with the necessary visual tools to identify threats which otherwise would be difficult to distinguish. During the inspection process, the image scrolls in the direction of conveyor travel to simulate the conveyor moving a target through the inspection tunnel. The system provides real time storage of a selectable number of individual scanned items, which are maintained in a historical memory buffer depicted at the bottom of the screen. Touch screen access allows screeners to easily move back and forth between items in the system’s immediate memory. In addition, item scans can easily be saved to permanent storage and subsequently re-loaded and analyzed as if the scan was just made. SENTINEL also has the ability to wirelessly transmit large bits of data in real time to any number of on- and off-site ancillary locations. Systems can be connected to a network in a matrix networked architecture allowing remote system threat reporting and operation, remote management of diagnostics, remote reporting of operator performance, remote handling of the data of interest and even remote and automatic software upgrades. Any supervisor, manager or regulatory agency, and any number of other off-site personnel can look in on any particular system in action as dictated by conduct of operations.
SENTINEL systems are based on the company’s proprietary fixed-gantry CT technology, which employs four fixed X-ray generators and detector arrays to create a three-dimensional visualization of the object being scanned. Each generator/detector array is optimally configured to provide planar projections that significantly expand the robustness, reliability and repeatability of image data and volumetric reconstruction to improve the discrimination and interrogation of threat materials and hidden objects.
While nearly identical in size and overall appearance to traditional rotating-gantry scanners, we believe that SENTINEL has several important advantages, including modular design, improved image quality, increased throughput, operation on simple 120V power and plug and play installation.
Our proprietary operator-friendly SENTINEL software, which includes modules that we refer to as Automatic Threat Identification and Ray Trace Biopsy, enables SENTINEL to automatically identify materials and substances hidden inside a scanned bag or parcel, by measuring X-ray attenuation data and calculating Zeff number and mass densities by volumetric element and then comparing these calculated values to values of known materials. Potential threat materials are then highlighted on the operator’s screen and flagged for further action by a screener. ATI and RTB data can be provided to the operator or alternatively directed to remote auxiliary viewing or centralized monitoring stations.
SENTINEL successfully completed TSA’s Tier 2 Explosive Detection Standard testing in March 2018. Our application for APSS 6.2 certification is in advanced stages, and we currently anticipate receiving APSS 6.2 certification in the first quarter of 2025. We were invited by ECAC to submit SENTINEL for ECAC certification in 2021, and we expect to commence EDSCB certification testing and receive certification in early 2024. We have applied for certification of our SENTINEL CT scanner for placement on TSA’s Air Cargo Screening Technology List as a small bore air cargo visual inspection system for inspecting small parcels and packages, and expect to receive such certification in late 2025. We are also designing and developing a large bore fixed gantry CT scanner for air cargo screening of break-bulk cargo and larger packages and parcels, and except to receive ACSTL certification of this scanner in 2025.

CRITICAL ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Following is a discussion about the critical accounting estimates and assumptions impacting our consolidated financial statements.
For a description of our significant accounting policies, see Note 3 in our amended and restated audited financial statements for the years ended December 31, 2023 and 2022, and Note 2 in our unaudited financial statements for the period ending June 30, 2024.
Of these policies, the following are considered critical to an understanding of our consolidated financial statements as they require the application of the most subjective and the most complex judgments: Use of estimates, Fair value measurements, Inventories, Revenue recognition and Research and Development.
For a discussion of recently adopted accounting standards, see Note 3 in our amended and restated audited financial statements for the years ended December 31, 2023 and 2022, and Note 2 in our unaudited financial statements for the period ending June 30, 2024.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1
Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company reviews the fair value hierarchy classification on an as needed basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy in the appropriate period in which the actual event or change in circumstances that caused the transfer to occur.
Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepaid expenses and other current assets, R&D tax credit receivable, accounts and other payables, accrued expenses, related parties payable, short-term bank borrowings, and current finance lease liabilities, approximate their recorded values due to their short-term maturities.
Inventories
Inventory is valued at the lower of cost or net realizable value. Costs include materials and direct labor on a first-in-first-out basis. We review inventory quantities on hand and record provisions for estimated excess, slow moving, and obsolete inventory. The evaluation of the carrying value of our inventories takes into consideration such factors as historical and anticipated future sales compared to quantities on hand and the prices we expect to obtain for products. We adjust excess and obsolete inventories to net realizable value, and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues. For more detail on inventories, see Note 3 in our amended and restated audited financial statements for the years ended December 31, 2023 and 2022, and Note 2 in our unaudited financial statements for the period ending June 30, 2024.
Revenue Recognition
The Company’s revenues are derived primarily from the sale of hardware. The Company recognizes its revenues net of any value-added or sales tax.
The Company expects to sell a high proportion of its baggage scanning systems to a limited number of distributor customers. Baggage scanning systems including fixed gantry detector and image-processing units and conveyance systems are sold as a combined baggage scanning system. Training services designed to enable distributor customers to service baggage scanning systems they sell to end users of such systems. Distributor agreements also include a three percent restocking fee which is applicable until control of goods transfers (at shipping point).
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, a performance obligation is satisfied. Contracts and Performance Obligations

The Company accounts for a contract with a customer when there is an approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. The Company’s performance obligations consist mainly of transferring control of products identified in the contracts or purchase orders. For each contract, the Company considers the obligation to transfer products and services to the customer, which are distinct, to be performance obligations.
Transaction Price and Allocation to Performance Obligation. Transaction prices of products or services are typically based on contracted rates.
If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation could be sold separately.
Recognition of Revenue
Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the promised products or services is transferred to customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer.

Product revenue is generally recognized when the customer obtains control of the Company’s product, which occurs at a point in time, upon shipment based on criteria evaluated below:
•
The customer does not simultaneously receive and consumes the benefits provided by the entity’s performance as the entity performs.

•
The Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced.

•
The Company’s performance creates an asset with an alternative use to the entity.

Principal vs. Agent
When our products and services are sold to distributors, during the sales process, we assess whether or not we are acting as a principal or an agent in the arrangement. The assessment is based on whether we control the specified products and services at any time before they are transferred to the customer. We have determined that in our transactions with distributors, we act as a principal based on criteria evaluated below:
•
The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

•
The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

•
The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.

We act as principal in all transactions and thus record the gross amount earned within total revenue.
Restocking fees
Restocking fees for goods expected to be returned are included in the estimate of the transaction price at contract inception and recorded as revenue when control of the good transfers. Restocking costs are recorded as a reduction of the amount of the return asset when control of the good is transferred to the customer. There were no goods expected to be returned at contract inception.
Disaggregation of Revenue
Revenue is disaggregated from contracts between geography and by reportable operating segment, which the Company believes best depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors.
Contract Balances
Contract liabilities are included within the deferred revenues in the Balance Sheets. The Company does not have any material contract assets.
Deferred revenue represents the Company’s obligation to transfer goods or services to its customers for which it has already received consideration (or the amount is due) from the customer. The Company’s deferred revenue balance primarily relates to contract advances.
Deferred revenue that is estimated to be recognized during the following twelve-month period is recorded as deferred revenues in the Consolidated Balance Sheets.
The Company recorded its first revenue from contracts with customers during the three and six months ended June 30, 2024, and had no revenue from contracts with customers in the three and six months ended June 30, 2023.
The Company did not recognize any revenue from contracts with customers during the years ended December 31, 2023 and 2022.

Research and Development
Research and development costs for prototype scanning machines were expensed as incurred because they have no alternative future use beyond their current testing programs and therefore no economic benefit in the future. Labor costs, including salaries, employee benefits, payroll taxes, third-party contractor expenses, were expensed as incurred.
Components of Results of Operations
We have not been profitable since inception, and as of June 30, 2024, our accumulated deficit was $(184.4) million and as of December 31, 2023, our accumulated deficit was $(159.2) million. Since inception, we have financed our operations primarily through different forms of debt, primarily promissory notes.
Operating Expenses
Operating expenses primarily include general and administrative, which includes payroll, and research and development expense. As of June 30, 2024 and December 31, 2023, the largest component of our operating expenses is general and administrative which has increased meaningfully in the last twelve months resulting primarily from expenses related to capital markets activities for the business combination.
During the three months ended June 30, 2024 and 2023, operating expenses were $2.3 million $1.9 million, respectively, an increase of 22% during the period.
During the six months ended June 30, 2024 and 2023, operating expenses were and $4.3 million and $3.1 million, respectively, an increase of 40% during the period.
	Three Months Ended June 30,
	2024	2023
Operating expenses:
General and administrative expenses	$1,374,786	$1,012,589
Research and development expenses	914,619	863,776
Depreciation and amortization	8,120	10,023
Total operating expenses	$2,297,525	$1,886,397
	Six Months Ended June 30,
	2024	2023
Operating expenses:
General and administrative expenses	$2,485,015	$1,381,125
Research and development expenses	1,789,961	1,685,626
Depreciation and amortization	16,239	20,065
Total operating expenses	$4,291,215	$3,086,816
	Twelve Months Ended December 31,
	2023	2022
Operating expenses:
General and administrative expenses	$6,283,770	$1,503,506
Research and development expenses	3,285,925	2,894,864
Depreciation and amortization	36,634	52,545
Total operating expenses	$9,559,329	$4,450,915
Research and Development Expense
Research and development expenses consist primarily of engineering and regulatory activities.

We expense R&D costs as incurred. We recognize expenses for certain development activities, such as software and hardware development and manufacturing, based on an evaluation of the progress to completion of specific tasks using data or other information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of expenses incurred. Nonrefundable advance payments for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. These amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. R&D activities account for a significant portion of our operating expenses. We expect our R&D expenses to increase significantly in future periods as we continue to implement our business strategy, which includes advancing our business plan, expanding our R&D efforts, including hiring additional personnel to support our R&D efforts, and seeking regulatory approvals.
General and Administrative Expense
General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of information technology, professional services, insurance, travel, and other administrative expenses. We expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal, audit, tax and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that general and administrative expenses will increase in absolute dollars in future periods. General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of information technology, professional services, insurance, travel, and other administrative expenses.
We expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal, audit, tax and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that general and administrative expenses will increase in absolute dollars in future periods.
Interest Expense
Interest expense consists of accrued and unpaid interest, including default interest, due on the Company’s outstanding promissory notes. Interest expense consists of accrued and unpaid interest, including default interest, due on the Company’s outstanding promissory notes.
Results of Operations
The results of operations presented below should be reviewed in conjunction with ScanTech’s unaudited financial statements as of three and six months ended June 30, 2024 and 2023, and audited financial statements for the years ended December 31, 2023 and 2022, and other information included elsewhere in this proxy statement/prospectus/consent solicitation.
The following table sets forth our statement of operations for the three and six months ended June 30, 2024 and 2023 and the years ended December 31, 2023 and 2022 and the change between the two periods.
During the three months ended June 30, 2024 and 2023, our net loss was $(5.7) million and $(11.3) million, respectively. For the six months ended June 30, 2024 and 2023, our net loss was $(24.1) million and $(21.3) million, respectively. For the years ended December 31, 2023 and 2022, our net loss was $(35.4) million and $(15.3) million, respectively. Our net losses during the respective periods all widened primarily resulting from an increase in all of our key operating expense line items. Our general and administrative expenses increased year over year primarily resulting from an increase in expenses related to the business combination, as well as additional costs associated with parts and labor associated with our Visiontec order. Changes in interest expense (increases year over year due to more debt and interest) and fair value changes in our warrant and derivative liabilities also impacted year over year results.

	Twelve Months Ended December 31,
	2023	2022
Other income (expense):
Interest expense	$(10,251,094)	$(8,682,782)
Change in fair value of derivative liabilities	649,244	(281,845)
Change in fair value of warrant liabilities	(16,371,612)	(1,873,658)
Gains from extinguishment of debt	—	9,712
Total other income (expense):	$(25,973,462)	$(10,828,573)
	Three Months Ended June 30,
	2024	2023
Interest expense	$(2,984,232)	$(2,504,102)
Change in fair value of derivative liabilities	(33,754)	(534,519)
Change in fair value of warrant liabilities	(435,469)	(6,391,453)
Other income (expense), net	(30,195)	—
Total other income (expense):	$(3,483,650)	$(9,430,074)
	Six Months Ended June 30,
	2024	2023
Interest expense	$(5,857,183)	$(4,800,045)
Change in fair value of derivative liabilities	(575,393)	(1,887,602)
Change in fair value of warrant liabilities	(13,478,661)	(11,481,935)
Other income (expense), net	(16,176)	—
Total other income (expense):	$(19,927,413)	$(18,169,582)
General and Administrative Expense
During the three months ended June 30, 2024 and 2023, general and administrative costs were $1.3 million and $1.0 million, respectively, a year over year increase of 35%. During the six months ended June 30, 2024 and 2023, general and administrative costs were $2.5 million and $1.4 million, respectively, an increase of 80% during the period. The increase during these periods was primarily due to an increase in expenses attributable to transaction related expenses in the form of professional services related to the business combination as well as expenses related to the Company’s production and delivery of units under its Visiontec order.
During years ended December 31, 2023 and 2022, general and administrative costs were $6.3 million and $1.5 million, respectively, a year over year increase of 320% during the period.
The increase during the comparable periods ended December 31, 2023 was due primarily to increased salary and overhead adjustments during the period.
In addition, during the years ended December 31, 2023 and 2022, the majority of the increase in expenses is attributable to an increase in transaction related expenses in the form of professional services related to the business combination. During the prior year period the Company was not involved in capital markets activities so our general and administrative expense was primarily for personnel expenses, travel and related costs.
Research and Development Expense
During the three months ended June 30, 2024 and 2023, research and development expenses were $0.9 million and $0.9 million respectively, with not a meaningful change year over year.

During the six months ended June 30, 2024 and 2023, research and development expenses were $1.8 million and $1.7 million, respectively, a 6% increase.
During the years ended December 31, 2023 and 2022, research and development expenses were $3.2 million and $2.9 million, respectively, a 7% increase during the period.
The increase in research and development expense was attributable primarily to an increase in investment in the Company’s artificial intelligence software and continued investment in its proprietary algorithms with the anticipation of filing additional patents in the future.
Depreciation and Amortization
Depreciation and amortization was $0.008 million for the three months ended June 30, 2024 and $0.01 million for the three months ended June 30, 2023, a 19% decrease year over year. The change on an absolute basis was not meaningful.
Depreciation and amortization was $0.016 million and $0.020 million for the six months ended June 30, 2024 and 2023, respectively, a 19% decrease year over year. The change on an absolute basis was not meaningful.
Depreciation and amortization was $0.04 million for year ended December 31, 2023, which was not a meaningful change compared to the year ended December 31, 2022.
Interest Expense
During the three months ended June 30, 2024 and 2023, interest expense was $(3.0) million and $(2.5) million, respectively, a 20% increase year over year.
During the six months ended June 30, 2024 and 2023, interest expense was $(5.9) million and $(4.8) million, respectively, a 22% increase year over year.
During the years ended December 31, 2023 and 2022, interest expense was $(10.2) million and $(8.7) million, an increase of 17% during the period.
Interest expense during the periods includes all interest and any penalties — including default interest — accrued on our outstanding promissory notes. Some of our promissory notes that are in default are accruing default interest, which we characterize here as “penalties.” Interest expense in the relevant periods also increased resulting from an increase in the balance of our outstanding principal indebtedness particularly from Seaport during the periods.
Other Expense
Other expense during the three months ended June 30, 2024 and 2023 was $(0.5) million and $(6.9) million, a decrease of 93% during the period. During the period, the change in fair value of the warrant liability decreased 93%, accounting for the majority of the change during the period.
During the six months ended June 30, 2024 and 2023, other expenses were $(14.1) million and $(13.4) million, a change of 5% during the period.
Other expense during the years ended December 31, 2023 was $(26.0) million and $(10.8) million, respectively, an increase of 142%. During the period, warrant liabilities increased 773%, the primary driver of the increase in other expense.
Trend Information
Other than as disclosed elsewhere in this proxy statement/prospectus/consent solicitation, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Liquidity and Capital Resources
To date, we have financed our operations primarily through the issuance of debt. Since our inception, we have incurred significant operating losses and negative cash flows. As of June 30, 2024 and December 31, 2023, we had an accumulated deficit of $(184.4) million and $(159.2) million, respectively. As of June 30, 2024 and December 31, 2023, the Company’s liabilities were significantly greater than its assets.
As of June 30, 2024 and December 31, 2023, we had cash of $0.1 million and $0.3 million respectively.
We may not receive sufficient proceeds from the Business Combination to fund our operating expenses until at least 12 months after the date of our audited financial statements included in this proxy statement/ prospectus/consent solicitation. As a result of the foregoing, management has determined that there is substantial doubt about our ability to continue as a going concern.
In addition, on May 18, 2023, Catalytic Holdings I LLC was awarded summary judgement against the Company in Company Kings County New York state court. On July 14, 2023, Catalytic noticed ScanTech that it would be presenting the court a proposed order for settlement of its summary judgement, scheduled with the court on August 7, 2023. The proposed order was in the amount of $1,563,796 in satisfaction of Catalytic’s indebtedness with the Company. On September 7, 2023, the court granted Catalytic both the order and judgement amount of $1,563,796 plus accruing interest at a rate of 12% per annum from October 6, 2020. To date, this judgement has not had a meaningful impact on our liquidity or ability to obtain financing, although it could do so in the future.
We expect to incur significant expenses in connection with our ongoing activities as we continue to implement our business strategy. We will need additional funding in connection with these activities. Our future funding requirements, both short-term and long-term, will depend on many factors, including the level of sales, the expansion of our sales and marketing activities, the timing and extent of our spending to support our research and development efforts, investments in infrastructure, operating costs, expansion into other markets, and the costs of operating as a public company (including hiring additional personnel as well as increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses related to compliance with public company reporting requirements under the Exchange Act and rules implemented by the SEC and Nasdaq).
For the foreseeable future, we expect to continue financing our operations through the sale of equity, debt, borrowings under credit facilities or through potential collaborations with other companies, other strategic transactions or government or other grants. Adequate capital may not be available to us when needed or on acceptable terms. We do not currently have any committed external source of funds beyond the Business Combination. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section entitled “Risk Factors” for additional risks associated with our substantial capital requirements.
Our operating losses raise substantial doubt about our ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of June 30, 2024 and 2023, and for the years ended December 31, 2023 and 2022 with respect to this uncertainty.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For approximately 36 months, the majority of our funding has been advances from Seaport Group SIBS LLC, an affiliate of Seaport Global Asset Management, LLC (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business. Seaport may, at any time, terminate its funding arrangements and/or demand repayment of its advances, which amounted to approximately $14.7 million including accrued interest and principal as of June 30, 2024. Although we expect to enter into a term loan facility with Seaport, there can be no assurance that we will do so. In addition to the loan repayment obligations to Seaport, Seaport has the ability, for a nominal amount, to purchase Series B Units of ScanTech. As of June 30, 2024, Seaport had the right to acquire approximately 70% of the Series B Units of ScanTech as of such date. In addition to the obligation to repay Seaport, the Company has significant other current obligations, including, without limitation, approximately $6.0 million owed to the IRS with respect to unpaid employment taxes.
Seaport has agreed in principle with both Mars and ScanTech to exchange its current secured promissory note for long-term senior secured debt upon the consummation of the business combination. Documentation for the specific terms of this new long-term indebtedness has not yet been prepared and finalized by the parties.
ScanTech has issued several promissory notes to Azure LLC and NACS LLC, entities controlled by John Redmond, chairman of ScanTech’s board of directors. As of June 30, 2024 and December 31, 2023, approximately $57.7 million and $54.3 million of principal and interest was accrued under these notes. Azure and NACS have agreed to convert their existing indebtedness to equity upon the consummation of the Business Combination and to cancel any of their warrants at the time of the consummation, but the specific terms of such conversion have not yet been agreed upon. It is finalizing the terms of a conversion agreement with Catalytic and Bay Point. If ScanTech is unable to secure all of these conversion agreements, it will be difficult to consummate the Business Combination.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of June 30, 2024 and December 31, 2023, our cash balance was $0.1 million and $0.3 million, respectively.
Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
Comparison of the Three and Six Months Ended June 30, 2024 and 2023 and the Years Ended December 31, 2023 and 2022
The following table shows ScanTech’s cash flows provided by (used in) operating activities, investing activities and financing activities for the stated periods (dollars in millions):
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	Variance
Operating activities	$(3.0)	$(2.1)	(41)%
Investing activities	—	—	NM
Financing activities	2.8	2.1	32%

	For the year ended December 31, 2023	For the year ended December 31, 2022	Variance
Operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$(5.4)	$(3.6)	(50)%
Investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(.005)	(0.05)	(100)%
Financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5.7	3.8	50%
Operating Activities
Net cash used in operating activities for the six months ended June 30, 2024 and 2023 was $(3.0) million and $(2.1) million, respectively. The increase was primarily due to an $3.0 million decrease in net income, offset by a $2.0 million increase in fair value of warrant liabilities, and $1.5 million change in assets and liabilities in the year over year period.
For the years ended December 31, 2023 and 2022 net cash used in operations was $(5.4) and $(3.6) million changed by $1.8 million, respectively. The increase was primarily due to a $20.0 million decrease in net income, offset by an $14 million change in fair value of the Company’s outstanding warrants, $(0.4) million decrease in inventory $(0.7) million decrease in the change in fair value of other derivatives, and a $4.7 million increase in changes in operating assets and liabilities, which included a $1.2 million increase interest payable to both related and unrelated parties and $1.0 million increase in accounts payable.
Investing Activities
No meaningful cash was used or generated during the June 30, 2024 and 2023 three month periods.
Net cash used in investing activities for the years ended December 31, 2023 and 2022 was $(5,233) and $(53,932), respectively.
Financing Activities
Net cash provided by financing activities for the six months ended June 30, 2024 and 2023 was $2.8 million and $2.1 million, both driven by proceeds from new financings. These proceeds were used to fund operational cash needs.
Net cash provided by financing activities for the year ended December 31, 2023 was $5.7 million compared to $3.8 million for the year ended December 31, 2022, an increase of $1.9 million due primarily to the same increase in proceeds from new loans.
Indebtedness Conversion
ScanTech is working with its creditors to secure agreements to convert its existing indebtedness to equity upon the consummation of the Business Combination. ScanTech has secured agreements from the majority of its Series A investors, Azure, NACS, but the specific terms of such conversion have not yet been agreed upon. Bay Point has signed a definitive term sheet outlining the terms of its conversion. ScanTech is finalizing the terms of an additional agreement with Catalytic. If ScanTech is unable to secure all of these conversion agreements it may be difficult to consummate the Business Combination.
Seaport has agreed with both Mars and ScanTech to exchange its current secured promissory note for long-term senior secured debt upon the consummation of the business combination. Documentation for the specific terms of this new long-term indebtedness has not yet been finalized by the parties.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, over the past three fiscal years, as of June 30, 2024 and for the fiscal year ending December 31, 2023.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION
Executive Officers and Directors After the Business Combination
Upon the consummation of the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board.
The following table sets forth the name, age and position of each of the expected directors and executive officers of Pubco upon consummation of the Business Combination:
Name	Age	Position
Executive Officers
Dolan Falconer	67	President & Chief Executive Officer
James C. White, Jr.	48	Chief Financial Officer
Marion “Rocky” Starns	74	Executive Vice President & Chief Operating Officer
Dr. Christopher Green	45	Vice President & Chief Technology Officer
Dr. Alfred Forbes IV	47	Vice President & Chief Science Officer
Board of Directors
Karl Brenza	59	Director and Chairman of the Board
Dolan Falconer	67	Director
James Jenkins	60	Independent Director
Keisha Bottoms	54	Independent Director
Bradley Buswell	61	Independent Director
Thomas McMillen	72	Independent Director
Michael McGarrity	56	Independent Director

(1)
Member of nominating and corporate governance committee.

(2)
Member of compensation committee.

(3)
Member of audit committee.

We expect to designate a Chef Financial Officer of Pubco prior to the closing of the Business Combination. Information regarding the executive officers and directors following the Business Combination is set forth below:
Executive Officers
Dolan Falconer will serve as President and Chief Executive Officer of Pubco following the Business Combination. Mr. Falconer has over thirty years of extensive experience managing advanced technological development programs for private corporations and the federal government. Mr. Falconer has been the President & CEO of the ScanTech Identification Beam Systems, LLC since 2011, where he manages day-to-day operations of the company its development and commercialization of advanced X-ray inspection systems for homeland security applications. He is also founder and CEO of ScanTech Holdings, LLC and was a key member of the management and technical team that developed the core electron beam technology that is the cornerstone of the company. He also serves as Chairman of Reveam, a private company developing electronic beam systems for applications in food treatment. Other key roles and positions have included being founder and Executive Vice President of Parallax, Inc., a Division Manager for United Energy Services and Regulatory Compliance Specialist with Nuclear Energy Consultants; a Reactor Engineer and Resident Inspector with the U.S. Nuclear Regulatory Commission and a Graduate Research Fellow in Nuclear Sciences for the E.I. DuPont De Nemours Company. Mr. Falconer is an alumnus of the Georgia Institute of Technology, with a B.S. in Nuclear Engineering and an M.S. in Nuclear Engineering. Mr. Falconer’s qualifications to serve on Pubco’s Board of Directors include his extensive experience as President and CEO of Scantech and his knowledge and leadership relating to scanning technology.
James C. White, Jr. will serve as President and Chief Financial Officer of Pubco following the Business Combination. From January 2023 to November 2024, he was interim Chief Financial Officer of Cityscape

Ventures, LLC, a construction development company, where he oversaw the preparation of annual budgets and financial statement preparation. From 2015 to 2024, he was the managing partner of Banks, Finley, White & Co., where he oversaw the firm’s quality control initiatives as well as led the firm’s financial statement and audit advisory practice. From 1999 to 2015, he was a Senior Manager in the Assurance Practice at Ernst & Young LLP. In this role, he managed audits for multinational publicly traded corporations including SEC reporting, compliance, Sarbanes-Oxley and PCAOB reporting requirements. From 2023 to 2024, he was the Chair of the Alabama Society of CPAs. He has Bachelor’s Degree in Accounting University of Maryland, College Park.
Marion “Rocky” Starns will serve as Executive Vice President and Chief Operating Officer of Pubco following the Business Combination. Mr. Starns has over thirty years of leadership and entrepreneurial experience in manufacturing and engineering in two Fortune 50 corporations and several privately held entrepreneurial companies. Mr. Starns is the Executive Vice President & Chief Technology Officer of ScanTech Identification Beam Systems, LLC. An Alfred P. Sloan Fellow of Stanford University’s Graduate School of Business, Rocky has served in leadership positions including CEO of Tano Automation, CEO of Renishaw, Inc. and General Manager with The Square D Company. Since June 1, 2011, Mr. Starns has served as the Chief Technology Officer of ScanTech Identification Beam Systems, LLC, where he oversees a staff of full-time and consulting engineers, physicists, scientists, programmers and technicians involved in the design, manufacturing, testing and operation of advanced X-ray inspection systems for homeland security applications. Mr. Starns received a B.S. Electrical Engineering from the University of Texas and a M.S. Management from Stanford University.
Dr. Christopher Green will be Vice President and Chief Technology Officer of Pubco following the Business Combination. Dr. Green has over fifteen years of experience and an extensive background in computer-aided engineering design and laboratory experimentation. After receiving his Ph.D. in Mechanical Engineering from Georgia Institute of Technology, Dr. Green joined ScanTech as a Senior Program Engineer where he provided technical and programmatic leadership in the design, fabrication, and development of low energy next generation checkpoint scanners. As ScanTech’s lead algorithm developer, Dr. Green has played a key role in the development and optimization of ScanTech’s proprietary algorithms associated with threat detection in checkpoint baggage scanners. Since June 1, 2016, Dr. Green has held the position of Vice President - Engineering for ScanTech Identification Beam Systems, LLC. Dr. Green received a B.S. Mathematics from Morehouse College and a B.S. in Mechanical Engineering, a M.S. Mechanical Engineering and a PhD in Mechanical Engineering from the Georgia Institute of Technology).
Dr. Alfred Forbes will be Vice President and Chief Science Officer of Pubco following the Business Combination. Dr. Forbes began his career as a head research scientist for various experimental analyses that systematically addressed the fundamental studies of the hydrothermal technique (i.e. spontaneous nucleation, solubility and transport growth) of advanced photonic crystals. As a lead quality control chemist with the Coca-Cola Bottling Company, he was responsible for executing qualitative and quantitative quality control analysis throughout the entire production process and administered maintenance and calibration on all laboratory equipment. Hire as a lead scientist for ScanTech Identification Beam Systems, LLC, Dr. Forbes led several research programs involving low and high-energy X-rays for security applications for airport, border and port security focusing on cutting edge scintillation crystal selection and detector design and the development of advanced imaging algorithms for baggage or cargo. Since June 1, 2016, Dr. Forbes has held the position of Vice President - Science & Technology for ScanTech Identification Beam Systems, LLC. Dr. Forbes received a B.S. in Chemistry from Wofford College and a Ph.D in Chemistry from Clemson University.
Directors
In addition to Dolan Falconer, who will be a Class III Director of Pubco, the members of the Board of Directors of Pubco following the Business Combination will be as follows:
Karl Brenza will be a Class III Director of Pubco and will serve as its Chairman of the Board following the Business Combination. Mr. Brenza has served as Chief Executive Officer, Chief Financial Officer and director of Mars since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Brenza has over 25 years of investment banking and financial advisory experience as well as significant operational and technology experience as a corporate executive. He has extensive blank-check/SPAC experience and completed some of the earliest blank-check/SPAC transactions. During his career, Mr. Brenza has completed a vast array of transactions in the areas of strategic advisory assignments, mergers, acquisitions, reverse merger transactions, IPOs, follow-on offerings, SPACs, PIPEs, fairness opinions and private financings of debt and equity. Mr. Brenza is currently serving as Senior Managing Director, Head of Capital Growth Advisory Group at Maxim Group, LLC and CFO of Omni ECom Acquisition Corp. Previously, Mr. Brenza served as CFO of First Breach, Inc, an ammunition components company from November 2021 to September 2022. In addition, from August 2018 to November 2021, he was Senior Managing Director, Investment Banking for Paulson Investment Company. From August 2018 to December 2019, he also served as the Head of US Operations for Jerash Holdings US, a Nasdaq-listed manufacturer of outdoor and action garments and sportswear. From 2008 to 2018, Mr. Brenza was Senior Managing Director and Head of the Capital Growth Advisory Group at Maxim Group, LLC. Mr. Brenza received an MBA with honors from Columbia Business School, a BS in Electrical Engineering from the University of Pennsylvania and has been a guest lecturer at the NYU Stern Graduate School of Business.
James Jenkins. James Jenkins has served as an independent director since shortly after the inception of the Company. He is a citizen of the United States and is based in Rochester, New York. Mr. Jenkins is the Chief Executive Officer, Chairman and President of Lakeland Industries, Inc. and has served as a member of the Board since 2016. Mr. Jenkins previously served on Lakeland's Board from 2012 to 2015 and was a member of Mars’ Audit and Corporate Governance Committees. Mr. Jenkins was the General Counsel and Vice President of Corporate Development until June 1, 2024 for Transcat, Inc. (Nasdaq: TRNS), a provider of calibration, repair, inspection and laboratory services, where he served as Transcat’s chief risk officer and advised management and the board of directors over matters of corporate governance and securities law. He also led Transcat’s acquisition strategy. He joined Transcat in September 2020. Prior to joining Transcat, he was a partner at Harter Secrest & Emery LLP, a regional law firm located in New York State. His practice focused in the areas of corporate governance, and general corporate law matters, including initial and secondary public offerings, private placements, mergers and acquisitions, and securities law compliance. Mr. Jenkins joined the firm in 1989 as an associate and was elected a partner effective January 1, 1997. He is a Chambers rated attorney and served as the Chair of the firm's Securities Practice Group from 2001 to 2020 and as a member of the firm’s Management Committee from January 2007 to January 2013. From 2018 until September 2020, he served as the Partner in Charge of the firm's New York City office. Mr. Jenkins holds a BA from Virginia Military Institute and a J.D. from West Virginia University College of Law.
Keisha Bottoms. Keisha Bottoms is an exceptional visionary and transformational leader, focused on driving business and government toward deeper and more equitable outcomes. Her deep business acumen, centered around results and metrics, was instrumental in successfully leading Atlanta. In a strong Mayor form of government, Keisha led an almost $2B enterprise with close to 10K employees, delivering services and fostering well-being for the over 600K residents and numerous Fortune 500 and small businesses that call Atlanta home. Keisha has also served as Senior Advisor to President Joe Biden, leading strategy and engagement on the President’s key initiatives. She serves as a member of the President’s Export Council, joining CEOs, labor leaders, and others on the principal national advisory committee on international trade. Additionally, she is a member of the Advisory Boards of Coinbase, JP Morgan Chase Advancing Black Pathways, and the University of Chicago Institute of Politics. Her steadfast leadership and equity-focused philosophy have led to numerous accolades and leadership positions, including having served as the Chair of the Community Development and Housing Committee and the Census Task Force for the United States Conference of Mayors and as a Trustee for the African American Mayors Association. Keisha was also selected to Chair the Platform Committee for the 2020 Democratic National Convention and served as the DNC’s Vice Chair of Civic Engagement and Voter Protection. Keisha is the only Mayor in Atlanta’s history to have served in all three branches of government, having served as a Judge and a City Councilmember. Tracing her family’s roots to a slave plantation in Georgia, it was Keisha’s highest honor to be named the 2020 Georgian of the Year by Georgia Trend Magazine. She also was named one of Glamour Magazine’s Women of the Year and was named a member of Ebony Magazine’s prestigious Power 100 List. She has also been honored as a BET 100 Entertainer and Innovator of the Year and was named the Smart Cities Dive’s 2020 Leader of the Year. Keisha was also the recipient of the Distinguished Civil Rights Advocate Award presented by the Lawyers’ Committee for Civil Rights Under the Law.

Bradley Buswell. Bradley “Brad” Buswell has extensive experience in leading businesses and US government agencies. He brings experience in advising defense and security companies about business leadership and management, government contracting as well as strategic planning and execution. Well-known as a “customer first” leader and trustworthy business partner, Mr. Buswell is currently self-employed and advising companies and organizations in need of strong leadership and management experience. From April 2021 to December 2023, Mr. Buswell was Senior Vice President at Leidos, a Fortune 500® innovation company Headquartered in Reston, Virginia, with over 47,000 employees and over $14 billion in annual revenue. In this role, Mr. Buswell led Leidos’ security technology business addressing the world’s most vexing challenges in national security. From September 2013 to July 2015, Mr. Buswell was president of the North Americas division of Rapiscan Systems, a world leader in state-of-the-art security screening products, services and solutions. He also led the launch of the Real Time Tomography product line, ensuring US government certification of the technology for aviation screening and securing the first competitive contracts for installation in European airports. Prior to joining Rapiscan, Mr. Buswell was president and chief executive of Morpho Detection (previously General Electric Homeland Protection prior to being acquired by Safran, a French aerospace and defense company) from July 2010 to July 2013. He developed and implemented a growth-targeted strategy for Morpho Detection, translating global security needs into a market leading products and services portfolio through internal investment and strategic acquisitions. He joined Morpho Detection from his previous role at the United States Department of Homeland Security as Deputy Under Secretary for Science and Technology where he led a 1200 staff in the development of technologies in support of DHS operating components including the Transportation Security Administration, Customs & Border Protection, the US Secret Service and the Federal Emergency Management Agency, as well as state and local first responders. Following that role, he served as the acting Undersecretary during the first year of the Obama administration. Mr. Buswell’s previous experience includes Government Relations Manager for General Electric’s Global Research Center, and over 20 years as a submarine officer in the US Navy where he served in a variety of assignments at sea and ashore including Congressional Liaison for Navy R&D programs at the Navy Office of Legislative Affairs and Chief of Staff at the Office of Naval Research. Mr, Buswell graduated from the US Naval Academy with a Bachelor of Science in Systems Engineering, and the George Washington University with a Master of Business Administration.
Thomas McMillen. Thomas McMillen serves as the President and Chief Executive Officer of the LEAD1 Association (formerly the DIA Athletic Directors Association) which he joined in October 2015. He previously served as Timios National Corporation’s (formerly Homeland Security Capital Corporation) Chief Executive Officer and Chairman of the Board from August 2005 and as its President from July 2011 to February 2014. Mr. McMillen has been a member of the board of directors of Nexstar Media Group, Inc. (Nasdaq: NXST), a diversified media company that produces and distributes engaging local and national news, sports and entertainment content across its television and digital platforms, since July 2014. Mr. McMillen has also served as a member of the board of directors of Castellum, Inc. (NYSE: CTM), a technology company focused on leveraging the power of information technology, since October 2022. From 1987 through 1993, Mr. McMillen served three consecutive terms in the U.S. House of Representatives representing the 4th Congressional District of Maryland. Mr. McMillen received a BS degree in Chemistry from the University of Maryland and BA and BS degrees from Oxford University as a Rhodes Scholar in Policy, Philosophy and Economics. Mr. McMillen’s qualifications to serve on the Company’s Board of Directors include his long-tenured political and business experience and leadership. During his career, he has been an active investor, principal and board member in companies in a range of industries including broadcasting, cellular, environmental technology, real estate and insurance industries, among others.
Michael McGarrity. Michael McGarrity is a member of ScanTech Identification Beam Systems, LLC Board of Directors and is a recognized leader in global security with extensive private and public sector experience. Mr. McGarrity is Vice President Global Security for Capital One where he leads a skilled Capital One team to detect and mitigate risks across a global footprint. With 28 years of public service, the last 23 years with the FBI, Mr. McGarrity has led teams at all levels to protect the American people. Mike brings strong operational experience most recently serving as the Assistant Director of Counterterrorism with daily oversight of all counterterrorism operations in the FBI’s 56 field offices and almost 80 overseas offices. Mr. McGarrity was continuously recognized for his strategic vision and performance and promoted into the FBI’s most challenging and critical positions including serving as the squad supervisor of the FBI’s extraterritorial squad, first Director of the USG’s Hostage Recovery Fusion Cell, Special Agent in Charge of

the Criminal Division of the New York Field Office, and Assistant Director of Counterterrorism, the FBI’s priority mission. Mr. McGarrity served at the CIA and on the White House National Security Council as Director of Counterterrorism and has met regularly with congressional leaders, senior White House national security leaders, foreign law enforcement leaders, and cabinet officials. Mr. McGarrity is the recipient of the Distinguished Presidential Rank Award, Department of Justice Victim Assistance Award, Organized Crime and Drug Enforcement National Anniversary Award, and the Catholic University School of Law Alumni Award for Leadership and Academic Excellence. Previously, as Vice President of Global Risk Services for Global Guardian LLC, an international security firm that provides Fortune 500 businesses with integrated security, cyber, medical, and emergency response services, Mr. McGarrity worked with numerous clients to provide strategic guidance to protect their people, infrastructure, and communications. He supported clients with global travel security, cybersecurity, threat management, crisis management, and emergency response matters to protect their workforce and assets. A New Jersey native, Mr. McGarrity holds his undergraduate and law degree magna cum laude from the Catholic University of America and executive certificates form Harvard’s Kennedy School of Government, University of Virginia Darden School of Business, and Northwestern University. He is a current member of the International Association Chiefs of Police (IACP) Committee on Terrorism and past board member of the Five Eyes Leadership in Counterterrorism (LinCT) program.
Board Composition
Effective from the consummation of the Business Combination, it is expected that the Pubco the Pubco Board will consist of not more than seven (7) directors and will be a classified Board with three classes of directors, with each initial Class I director having a term that expires at Pubco’s first annual meeting of stockholders after the Closing, each initial Class II director having a term that expires at Pubco’s second annual meeting of stockholders after the Closing and each initial Class III director having a term that expires at Pubco’s third annual meeting of stockholders after the Closing, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal. All directors elected at annual meetings of stockholders following the effectiveness of the Proposed Charter will not be classified and instead will be elected for terms expiring at the next annual meeting of stockholders or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Pubco Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Pubco Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Director Independence
As a result of the Pubco Common Stock being listed on Nasdaq following consummation of the Business Combination, Pubco will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of the Business Combination, the Pubco Board undertook a review of the independence of the individuals named above and have determined that each of the four independent directors qualifies as “independent” as defined under the applicable Nasdaq rules, and the Pubco Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, Pubco will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.
Karl Brenza Consulting Agreement
Pursuant to the Business Combination Agreement, Karl Brenza will enter into a Consulting Agreement with Pubco, to be effective on the consummation of the Business Combination. The Consulting Agreement provides for an annual consulting fee of $250,000, a target bonus of 50-100% of base salary, and an award of restricted shares or restricted stock units of Pubco Common Stock equal to three percent (3%) of the aggregate of number of shares of Pubco Common Stock issued and outstanding immediately after the Closing after giving effect to the Closing Redemption.

EXECUTIVE COMPENSATION
Mars Executive Compensation
No compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of Mars Shareholders, including Mars’ directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of Mars, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than Mars’ board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.
After the completion of the Business Combination, directors or members of Mars’ management team who remain with us may be paid consulting, management or other fees from Pubco. In addition, Mars’ Chief Executive Officer, Karl Brenza, will serve as Chairman of the Board of Pubco and will enter into a consulting agreement with Pubco providing, among other things, for a base annual consulting fee of $250,000. All these fees are fully disclosed to Mars shareholders, to the extent then known, in this proxy statement. Except for the arrangements with Mr. Brenza, it is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to Pubco’s executive officers will be determined by a compensation committee constituted solely of independent directors.
Mars does not intend to take any action to ensure that members of its management team maintain their positions with Pubco after the consummation of the Business Combination, although Mr. Brenza will become Chairman of the Board of Pubco, and it is possible that some or all of Mars’ executive officers and directors may negotiate employment or consulting arrangements to remain with Pubco after the Business Combination. Mars is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.
ScanTech Executive Compensation Summary
ScanTech is an emerging growth company as such term is defined under the Securities Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to ScanTech’s principal executive officer and other executive officers (other than our principal executive officer). We have also included the material elements of compensation awarded to, earned by or paid to other officers of ScanTech who may be named executive officers of the Business Combination. Together, these officers are referred to as “named executive officers” or “NEOs.”
Other than as set forth in the table and described more fully below, during the fiscal year ended December 31, 2023, ScanTech did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers. The compensation reported in this summary compensation table below is not necessarily indicative of how we will compensate our named executive officers in the future. In connection with the Business Combination, each of our NEOs will enter into a new employment agreement with the Combined Company, which agreements will provide for increased base salaries and target annual bonus opportunities. We expect that Pubco’s Board of Directors will review, evaluate and modify Pubco’s compensation framework as a result of becoming a publicly-traded company, and its compensation program following the consummation of the Business Combination could vary significantly from ScanTech’s historical practices.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Equity Award ($)	All Other Compensation ($)(2)	Total ($)
Dolan Falconer Chief Executive Officer	2023	370,491(4)	—	101,787	3,193	475,471
	2022	375,364(3)	—	184	2,859	378,407
	2021	295,000	10,256	—	3,658	308,914
	2020	311,999	—	—	4,344	316,343
Marion “Rocky” Starns Chief Technology Officer	2023	295,000	—	—	15,145	310,145
	2022	295,000	—	—	2,859	297,859
	2021	295,000	13,292	—	3,658	311,950
	2020	344,584	—	—	4,344	348,928
Dr. Christopher Green Vice President, Engineering	2023	267,000	—	—	—	267,000
	2022	267,000	—	—	—	267,000
	2021	267,000	12,125	—	—	279,125
	2020	267,000	—	—	—	267,000

(1)
Represents amounts granted in consideration of agreements to extend salary deferrals implemented as a cost-saving measure during the COVID-19 pandemic.

(2)
Represents premiums paid for life insurance policies.

(3)
Includes $80,364 of fees accrued for deferred compensation and back pay in 2022.

(4)
Includes $75,491 of fees accrued for deferred compensation and back pay in 2023.

Existing NEO Employment Agreements
On June 1, 2018, ScanTech entered into a consulting agreement with Mr. Falconer (the “Falconer Agreement”), pursuant to which Mr. Falconer serves as ScanTech’s Chief Executive Officer. Pursuant to the agreement, Mr. Falconer is entitled to an annual base salary of $324,140. In August 2020, Mr. Falconer voluntarily reduced his base salary to $295,000. If Mr. Falconer’s engagement is terminated by ScanTech without Cause or by Mr. Falconer for Good Reason (each as defined in the Falconer Agreement), he is entitled to one year’s consulting fee.
On June 1, 2011, ScanTech entered into an employment agreement with Mr. Maron ‘Rocky’ Starns (the “Starns Agreement”), pursuant to which Mr. Starns serves as ScanTech’s Chief Technology Officer. Pursuant to the agreement, Mr. Starns is entitled to an annual base salary of $380,000 per annum. In August 2020,Mr. Starns voluntarily reduced his base salary to $295,000. If Mr. Starns’ employment is terminated by ScanTech without Cause (as defined in the Starns Agreement), he is entitled to six months’ base salary.
On June 1, 2014, ScanTech entered into an employment agreement with Dr. Christopher Green (the “Green Agreement”) to serve as ScanTech’s Director of Engineering. Dr. Green was subsequently promoted to Vice President of Engineering. Pursuant to the agreement, Dr. Green is entitled to an annual base salary of $178,700, which has been subsequently increased to $267,000. If Dr. Green’s employment is terminated by ScanTech without Cause or by Dr. Green for Good Reason (each as defined in the Green Agreement), he is entitled to one year’s base salary.
Pursuant to their respective agreements, each of the foregoing officers is eligible to participate in a number of SccanTech-sponsored benefit plans, programs and arrangements.

Outstanding Equity Awards at Fiscal Year End
The following table provides information about the number of outstanding equity awards in ScanTech held by each of its named executive officers as of December 31, 2023:
Name	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested
Dolan Falconer Chief Executive Officer	—	—

Marion “Rocky” Starns Chief Technology Officer	—	—

Dr. Christopher Green Vice President, Engineering	—	—

Long Term Equity Compensation Plans
The Plan provides for grants of Series C Units to eligible participants, which units are equivalent to profits interests. The ScanTech Board administers the 2012 Plan and determines the exercise, vesting and expiration period of grants under plan. The aggregate number of Series C Units that may be reserved for awards under the 2012 Plan (the “Reserve”) is equal to 15% of the total number of Series B Units and Series C Units outstanding at any given time. As of September 30, 2023, 100% of Series C Units in the Reserve had been granted.
Health and Welfare Plans
Our NEOs are eligible to participate in the employee benefit plans that we offer to our employees generally, including medical, life and accidental death and dismemberment, and short- and long-term disability benefits.
2023 Non-Employee Director Compensation
The following table sets forth information regarding the compensation earned for service on our Board of Directors by our non-employee directors during the year ended December 31, 2023. The compensation for Mr. Falconer as an executive officer is set forth above under “— Summary Compensation Table.”
Name	Fees Earned or Paid in Cash ($)	Equity Awards ($)	All Other Compensation ($)	Total ($)
John Redmond	—	—	—	—
Benjamin DeCosta	—	393	—	393
Mike McGarrity	—	393	—	393
William Aldridge	—	393	—	393
Ralph Basham	—	393	—	393
Henry Sutherlin	—	393	—	393
Robert Perez	—	8,077	—	8,077
Executive Compensation After the Business Combination
ScanTech intends to enter into new employment agreements with its NEOs after Closing, but has not yet finalized the terms of such agreements.
Following the consummation of the Business Combination, Pubco intends to develop an executive compensation program that is designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Mars Related Party Transactions
On May 31, 2021, the Company issued 1,250,000 ordinary shares for par value at $0.0001 to our Sponsor. On October 20,2021, the Company issued additional 173,125 ordinary shares to Mars Capital Holding Corporation for a total purchase price of $16,375, or approximately $0.095 per share, such that Mars Capital Holding Corporation owned an aggregate of 1,423,125 Founder Shares, for approximately $0.012 per share. At the time, our Sponsor was controlled by Mr. Shanchun Huang, our principal shareholder. Mr. Huang and Ms. Iris Zhao, our COO serve as directors of the Sponsor. On the same day, our officers and directors also paid an aggregate purchase price of $8,500 for a total of 733,125 Founder Shares, for approximately $0.012 per share. As of September 30, 2022, there were an aggregate of 2,156,250 ordinary shares outstanding, for an aggregate purchase price of $25,000, or approximately $0.012 per share. On December 1, 2022, we effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares were consolidated into 1 share. The effects of this share consolidation were made retroactive to September 30, 2021. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. It also reduced the number of outstanding shares from 2,156,250 shares to 1,725,000 shares, or approximately $0.014 per share.
On February 16, 2023, Mars consummated the IPO of 6,900,000 Units, including 900,000 additional Units issued pursuant to the full exercise by the underwriter of its over-allotment option. Each Unit consists of one Ordinary Share, par value $0.000125 per share, and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of Mars’ the Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $69,000,000. Simultaneously with the consummation of the IPO and the sale of the Units, Mars consummated the Private Placement of 391,000 Placement Units, each Placement Unit consisting of one Ordinary Share and one Right, to the Sponsor, at a price of $10.00 per Placement Unit, generating total proceeds of $3,910,000.
The Sponsor had agreed to loan the Company up to $300,000 to be used for the payment of costs related to the IPO. The Note was non-interest bearing, unsecured, and was due on the closing of the Initial Public Offering. As of September 30, 2022, the outstanding balance of note payable to the affiliate was $228,246, and no interest was accrued. As of February 16, 2023, the Sponsor agreed to apply the Note in its entirety to the Private Placement with the Company, and the Note was extinguished.
Mars is currently operating under an informal agreement with the Sponsor, whereby the Sponsor performs certain administrative services. Mars has not paid any amounts under this informal agreement and the affiliates have chosen not to seek compensation for such support.
Our Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. of such had been Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, members of our management team or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In addition, in order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars directors and officers may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the Business Combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our

Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Pursuant to a registration rights agreement we entered into with our Insiders on the closing of the IPO, we may be required to register certain securities for sale under the Securities Act. These holders are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements.
ScanTech Related Party Transactions
ScanTech has issued several promissory notes to Azure LLC and NACS LLC, entities controlled by John Redmond, chairman of ScanTech’s board of directors. As of December 31, 2022, approximately $46.9 million of principal and interest was accrued under these notes. A summary of these notes is presented in the table below:
Date	Lender	Principal Amount	Interest Rate	Maturity Date
January 1, 2021	Azure LLC	Up to $10,000,000	12.0% per annum	March 31, 2024
January 1, 2021	Azure LLC	$689,307	12.0% per annum	March 31, 2024
October 25, 2021	Azure LLC	$900,000	14.5% per annum	March 31, 2024
October 25, 2021	Azure LLC	$400,000	14.5% per annum	March 31, 2024
October 1, 2022	Azure LLC	$975,000	14.5% per annum	March 31, 2024
September 12, 2012	NACS LLC	Up to $1,500,000 (as amended)	12.0% per annum (as amended)	December 31, 2018
October 11, 2013	NACS LLC	Up to $15,000,000 (as amended)	12.0% per annum (as amended)	December 31, 2018
The note issued to NACS LLC on October 11, 2013 was amended on June 1, 2016 to provide that outstanding principal and accrued interest under the note may be converted into Series A Units and Series B Units at a price per unit of $1.00 and $0.47, respectively.
On October 25, 2021, in connection with the $900,000 note issued on the same date, ScanTech and NACS, LLC executed a warrant agreement granting NACS, LLC the right to acquire a number of Series B Units equal to 3.0% of the total issued and outstanding Series B Units at a purchase price of $0.01 per unit. On October 25, 2021, in connection with the $400,000 note issued on the same date, ScanTech and NACS, LLC executed a warrant agreement granting NACS, LLC the right to acquire a number of Series B Units equal to 1.333% of the total issued and outstanding Series B Units at a purchase price of $0.01 per unit.
On November 27, 2017, ScanTech issued a $250,000 secured promissory note to DeCosta Consulting, LLC DBP, an entity controlled by Benjamin DeCosta, a member of ScanTech’s board of directors. The note accrues interest at a rate of 15.0% per annum. As of December 31, 2023, approximately $619,000 of principal and accrued interest was outstanding under this note.
On November 1, 2017, ScanTech issued a $100,000 secured promissory note to Henry Sutherlin, a member of ScanTech and its Secretary. The note accrues interest at a rate of 12.0% per annum. As of December 31, 2022, approximately $60,000 of principal and accrued interest was outstanding under this note.
As further discussed in “Information about ScanTech — Intellectual Property,” ScanTech licenses six patents from ScanTech/IBS IP Holdings Company (“IP HoldCo”), an affiliate of ScanTech. Pursuant to a license agreement between ScanTech and IP HoldCo, dated June 1, 2011, ScanTech has a perpetual, royalty free license to these six patents.

On September 20, 2024, certain lenders, including Catalytic and Bay Point agreed to material economic arrangements under the Conversion and Mutual Release Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and its affiliates agreed to material economic arrangements under the Loan Exchange and Release Agreement which provides for the exchange of its existing warrants into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and Seaport agreed to material economic arrangements under the Credit and Security Agreement that provides for the exchange of its existing indebtedness, including principal and accrued interest, for a senior secured term loan totaling $3,000,000 for 36 months and a senior secured term loan totaling $14,296,909 for 60 months, respectively effective upon the closing of the Business Combination Agreement. All outstanding principal and accrued and unpaid interest is due and payable in full on the Maturity Date. Interest shall accrue at a fixed per annum rate of 9.00%. The aggregate principal amount of the term loan, including any additional advances, plus all other permitted indebtedness, shall not exceed $20,000,000 on the Closing Date without the prior written consent of all of the parties.
On September 22, 2024, the Seed Financing note holders agreed to material economic arrangements under the Creditor Conversion Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of shares of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Seaport and Steele also agreed to material economic arrangements under the intercreditor agreement that provides for certain governance and intercreditor relationship agency between Seaport and Steele, both as senior lenders to Pubco, to take effect simultaneous to the consummation of the business combination.
Related Person Transactions Policy Following the Business Combination
Following the consummation of the Business Combination, the Pubco Board is expected to adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “related person transaction” is a transaction, arrangement or relationship in which ScanTech or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•
any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors;

•
any person who is, or at any time during the applicable period was, one of Pubco’s executive officers or one of Pubco’s directors;

•
any person who is known by Pubco to be the beneficial owner of more than 5% of Pubco’s voting shares;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of

Pubco’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Pubco’s voting shares; and
•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Pubco also expects to adopt policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to Pubco’s audit committee charter, the audit committee will have the responsibility to review related party transactions.
BENEFICIAL OWNERSHIP OF SECURITIES
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of (i) Mars, as of June 30, 2024, prior to the Business Combination, and (ii) Pubco, immediately following the completion of the Business Combination, assuming that no Public Shares are redeemed (“no redemption”) and, alternatively, that 2,081,432 Public Shares are redeemed in connection with the Business Combination (“maximum redemption”):
•
each person known by Mars to be the beneficial owner of more than 5% of outstanding Ordinary Shares or Pubco Common Stock on such dates;

•
each current executive officer of Mars and each member of Mars’ board of directors, and all executive officers and directors of Mars as a group;

•
each person who is expected to become an executive officer or director of Pubco upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.
Beneficial ownership of Ordinary Shares pre-Business Combination is based on 4,473,432 Ordinary Shares issued and outstanding as of June 30, 2024.
The expected beneficial ownership of shares of Pubco Common Stock immediately following completion of the Business Combination assumes two scenarios:
Assuming No Redemptions:   This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination. Beneficial ownership of Pubco Common Stock at zero redemption scenario is based on 32,283,379 Pubco Common Stock that are expected to be issued following the Closing.
Assuming Maximum Redemptions:   This presentation assumes that 2,081,432 Ordinary Shares are redeemed for their pro rata share (assumed redemption price of $10.97 per share based on the funds of approximately $22,836,871 held in the Trust Account on June 30, 2024). This represents the maximum number of Public Shares that could be redeemed in connection with the Closing. This presentation also assumes that RiverNorth purchases 1,500,000 Ordinary Shares from the open market pursuant to the FPA. As all Insiders have waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Beneficial ownership of Pubco Common Stock at maximum redemption scenario is based on 27,539,083 Pubco Common Stock that are expected to be issued following the Closing.
Both scenarios assume that there will be an aggregate of 4,473,432 Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Pubco Common Stock upon completion of the Business Combination.

Both scenarios assume that, at the Effective Time, each issued and outstanding Right, which includes 6,900,000 Public Rights and 391,000 Private Rights, will be automatically converted into two-tenths (2/10) of one (1) Ordinary Share, which is equivalent to the number of shares of Pubco Common Stock that would have been received by the holder thereof if such Right had been converted upon the consummation of a Business Combination in accordance with the Mars’ organizational documents, the IPO Prospectus and the registration rights agreement. At the Effective Time, the Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of any certificates previously evidencing Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Rights, except as provided in the Business Combination Agreement or by law. Any certificate formerly representing Rights shall thereafter represent only the right to receive shares of Pubco Common Stock. Any certificate formerly representing Rights shall thereafter represent only the right to receive shares of Pubco Common Stock. Upon Closing, there will be 1,380,000 Ordinary Shares held by Public Shareholders and 78,200 Ordinary Shares held by Insiders from the conversion of Rights into Ordinary Shares. Such Ordinary Shares issued upon conversion of the Rights will then automatically be converted into shares of Pubco Common Stock.
Both scenarios assume that there will be 41,400 Ordinary Shares issued to the Insiders in connection with the Notes.
Both scenarios assume that Maxim holds 276,000 Ordinary Shares as the IPO Underwriter, in connection with the IPO. Maxim has waived its redemption rights pursuant to the Underwriting Agreement. No consideration was provided in exchange for Maxim’s waiver of redemption rights.
Both scenarios assume that, at the Closing, an estimated 14,184,397 shares of Pubco Common Stock will be issued to Company Holder Participants, based on the number of units of ScanTech outstanding on a fully‑diluted and as-converted basis, and assume that, on or prior to the Closing, the conversion or exchange, prior to the Effective Time, of any ScanTech Convertible Securities for common membership interests of ScanTech, in accordance with their terms, at the applicable conversion ratio(s), has taken place.
Both scenarios assume that, no later than two (2) business days following the Closing, 362,676 shares of Pubco Common Stock will be issued to Extension Non-Redeeming Public Shareholders in connection with the Non-Redemption Agreements.
Both scenarios assume that, after 90 days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement, two (2.0) additional share of Pubco Common Stock will be issued to (i) Public Shareholders who elect not to redeem at the Closing Redemption, (ii) Insiders, and (iii) Maxim, upon the consummation of the Business Combination pursuant to Amendment No. 4 to the Business Combination Agreement.
Both scenarios assume that, no later than two (2) business days following the Closing, 1,250,000 shares of Pubco Common Stock will be issued to Polar in connection with the Polar Agreements.
Both scenarios assume that, no later than two (2) business days following the Closing, 1,149,230 shares of Pubco Common Stock will be issued to Seaport Group SIBS LLC in connection with the Promissory Bridge Note dated March 27, 2024.
Both scenarios assume that, no later than two (2) business days following the Closing, 234,380 shares of Pubco Common Stock will be issued to Aegus Corp.in connection with the Promissory Bridge Note dated May 7, 2024.
Both scenarios assume that, within five (5) business days following the Closing, 100,000 shares of Pubco Common Stock will be issued to Roth Capital in connection with the Roth Capital Agreement.
Neither scenario takes into account the Earnout Shares, as such issuance will not occur unless Pubco meets the Earnout Milestones before the Earnout Period.
Neither scenario takes into account any other equity issuance of shares under the Equity Incentive Plan, as such issuance will not occur unless the Equity Incentive Plan Proposal is approved.

If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Ordinary Shares or shares of Pubco Common Stock owned by such shareholders.
	Pre-Business Combination		Post-Business Combination Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Mars Ordinary Shares	% of Mars Ordinary Shares	Number of Pubco Common Stock	%	Number of Pubco Common Stock	%
D&O Pre-Business Combination
Karl Brenza	345,000	7.71%	1,035,000	3.21%	1,035,000	5.29%
Xiaochen (Iris) Zhao	103,500	2.31%	310,500	0.96%	310,500	1.13%
Yenyou (Jeff) Zheng	51,750	1.16%	155,250	0.48%	155,250	0.56%
Yang (Sean) Liu	51,750	1.16%	155,250	0.48%	155,250	0.56%
James Jenkins	17,250	0.39%	51,750	0.16%	51,750	0.19%
Xin (Adam) He	17,250	0.39%	51,750	0.16%	51,750	0.19%
5% Holders Pre-Business Combination
Shanchun Huang(1)	518,007	11.58%	1,633,475	5.06%	1,633,475	5.93%
Jing Wang(1)	337,164	7.54%	1,063,208	3.29%	1,063,208	3.86%
Zeyao Xue(1)	337,164	7.54%	1,063,208	3.29%	1,063,208	3.86%
Ming Yi(1)	245,283	5.48%	773,472	2.40%	773,472	2.81%
D&O Post-Business Combination
Karl Brenza			1,035,000	3.21%	1,035,000	3.76%
Dolan Falconer			275,751	0.85%	275,751	1.00%
James Jenkins			51,750	0.16%	51,750	0.19%
Keisha Lance Bottoms			—	—	—	—
Bradley Buswell			—	—	—	—
Thomas McMillen			—	—	—	—
Michael McGarrity			—	—	—	—
James C. White, Jr.			—	—	—	—
Marion “Rocky” Starns			—	—	—	—
Dr. Christopher Green			—	—	—	—
Dr. Alfred Forbes IV			—	—	—	—
5% Holders Post-Business Combination
Seaport Global Asset Management, LLC(2)			7,544,792	23.40%	7,544,792	27.43%

(1)
On January 31, 2024, Mars Capital Holding Corporation distributed the 1,138,500 Ordinary Shares and 391,000 Units it owned to all shareholders of Mars Capital Holding Corporation on a pro-rata basis based on their respective shareholding in Mars Capital Holding Corporation.

(2)
Per the terms of the 2023 Seaport Note, the Company granted the Seaport Group LLC Profit Sharing Plan, an affiliate of Seaport Global Asset Management, LLC, an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. Amounts included herein assume Seaport exercises said option simultaneous to the consummation of the business combination.

DESCRIPTION OF SECURITIES
Description of Pubco Securities Upon Consummation of the Business Combination
The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination. The full text of the Proposed Charter is attached as Annex C to this proxy statement/prospectus.
Following the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of Pubco will consist of 500,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of Pubco after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.
Common Stock
Upon the Closing, the outstanding membership interests of ScanTech will be converted into shares of Pubco Common Stock in accordance with the terms of the Business Combination Agreement.
It is anticipated that, immediately after the Closing, Pubco will have a total of 20,157,429 shares of Pubco Common Stock issued and outstanding if there are no redemptions of any shares by Mars’ Public Shareholders in connection with the Business Combination. Pubco will have a total of 19,575,997 shares of Pubco Common Stock issued and outstanding if there is a maximum redemption of shares by Mars’ Public Shareholders in connection with the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by ScanTech and Mars’ existing shareholders in Pubco will be different.
Holders of record of shares of Pubco Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Proposed Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of shares of Pubco Common Stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will serve annual terms with all directors being elected in each year at the general annual meeting of the stockholders of Pubco. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Preferred Stock
The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.
Pubco’s Transfer Agent and Registrar
The transfer agent and registrar for Pubco Common Stock will be Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.
Listing of Securities
It is currently expected that after the Closing, shares of Pubco Common Stock will be listed on Nasdaq under the symbol “STAI” .
Approval for listing Pubco’s Common Stock on Nasdaq is a condition for closing the Business Combination. There is no guarantee or assurance that the Pubco Common Stock will be approved for listing on Nasdaq or any other national stock exchange.

COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND COMMON STOCK
General
Mars is incorporated under the laws of the Cayman Islands, and the rights of Mars shareholders are governed by the laws of the Cayman Islands, including the Cayman Island Companies Act, and the proposed memorandum and articles in the form attached to this proxy.
Pubco is incorporated under the laws of the State of Delaware and the rights of Post-Closing Pubco stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Pubco Charter and the bylaws of Pubco (the “Pubco Bylaws”).
As a result of the Business Combination, Mars shareholders who receive Common Stock Post-Closing Pubco shares will become Post-Closing Pubco stockholders. Thus, following the Business Combination, the rights of Mars shareholders who become Post-Closing Pubco stockholders will be governed by DGCL and will no longer be governed by the Mars memorandum and articles.
Comparison of Shareholder Rights under Applicable Corporate Law Before and After Business Combination
When the Business Combination is completed, the holders of Ordinary Shares who choose not to redeem will become stockholders of Post-Closing Pubco and their rights will be governed by the Delaware, rather than by laws of the Cayman Islands. Certain differences exist between the Cayman Islands Companies Act and the DGCL that will alter certain of the rights of shareholders. Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and Delaware law under the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.
Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No similar provision
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed	Under the Cayman Islands Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands.

Provision	Delaware	Cayman Islands
on a national securities exchange or held of record by more than a specified number of holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.
Requirements for Stockholder/ Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements, the Cayman Islands Companies Act, applicable law and the relevant articles of association) by ordinary resolution, being the approval of the holders of a majority of the shares, who, being present in person or proxy and entitled to vote, vote at the meeting of shareholders or by special resolution” (such as the amendment of the company’s constitutional documents), being the approval of the holders of a majority of not less than two-thirds of the shares, who, being present in person or by proxy and entitled to vote, vote at the meeting of shareholders (or the unanimous written consent of the shareholders).
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by unanimous special written resolutions may be permitted by the articles of association. The articles of association may provide that

Provision	Delaware	Cayman Islands
shareholders may not act by written resolutions.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.
A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The by-laws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
	In addition to fiduciary duties, directors owe a duty of care, diligence and skill.	Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the	A Cayman Islands exempted company generally may indemnify its directors or officers, except, customarily, with regard to fraud or willful default.

Provision	Delaware	Cayman Islands
corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.
Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director or officer to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except, customarily, with regard to their own fraud or willful default.
APPRAISAL OR DISSENTERS’ RIGHTS
Public Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
HOUSEHOLDING INFORMATION
Unless Mars has received contrary instructions, Mars may send a single copy of this proxy statement/ prospectus to any household at which two or more shareholders reside if Mars believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Mars’ expenses. However, if shareholders prefer to receive multiple sets of Mars’ disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the shareholders would like to receive only a single set of Mars’ disclosure documents, the shareholders should follow these instructions:
•
If the Ordinary Shares are registered in the name of the shareholder, the shareholder should contact Mars’ offices at

•
If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company is the Transfer Agent and Registrar for Mars’ Securities.
SUBMISSION OF PROPOSALS
The Mars Board is aware of no other matter that may be brought before the Extraordinary General Meeting.
FUTURE PROPOSALS
For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2024 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2024 annual meeting would be Pubco’s first annual meeting of stockholders, such proposals must be received by Pubco at its offices a reasonable time before Pubco begins to print and mail the 2024 annual meeting proxy materials in order to be considered for inclusion in Pubco’s proxy materials for the 2024 annual meeting.
In addition, if the Business Combination is consummated, the Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Company’s Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
LEGAL MATTERS
VCL Law LLP, Vienna, Virginia, has passed upon the validity of the securities of Pubco offered in this proxy statement/prospectus/consent solicitation.
EXPERTS
The financial statements of ScanTech Identification Beam Systems, LLC as of and for the years ended December 31, 2023 and December 31, 2022 included in this proxy statement/prospectus/consent solicitation have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Mars Acquisition Corp. as of September 30, 2023 and 2022 and for the years then ended, included in this proxy statement/prospectus/consent solicitation have been audited by Freed Maxick CPAs, P.C., an independent registered public accounting firm, as set forth in their report thereon, (which contains an explanatory paragraph relating to substantial doubt about the ability of Mars Acquisition Corp. to continue as a going concern as described in Note 1 of the financial statements) appearing elsewhere in this proxy statement/prospectus/consent solicitation, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES
Certain individuals, including some directors and officers of Mars, and the affiliates of the Sponsor, reside outside of the United States. All or a substantial portion of the assets of such individuals may be located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may not be possible to effect service of process within the United States upon such individuals, or to enforce against such individuals in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.
This geographic distribution of officers and directors could affect investors’ ability to serve process and enforce judgments from U.S. courts based on civil liabilities and criminal penalties under United States securities laws. Serving process on directors residing in Canada, Malta, or the United Kingdom presents significant challenges due to complex international legal frameworks and varying jurisdictional regulations. Each country has its own laws governing the service of legal documents, which often differ substantially from U.S. practices. Furthermore, even if proper service is accomplished, enforcing a judgment against a foreign director requires the recognition and enforcement of the U.S. judgment under the laws of Canada, Malta, or the United Kingdom, which poses uncertainties and challenges. These jurisdictions may not recognize U.S. judgments or may impose additional requirements that complicate the enforcement process. This lack of uniformity in legal standards, coupled with potential diplomatic and logistical hurdles, poses difficulties in effecting service of process within the United States upon these individuals or enforcing judgments obtained in U.S. courts against the some directors and officers of Mars, and the affiliates of the Sponsor, reside outside of the United States.
WHERE YOU CAN FIND MORE INFORMATION
Pubco has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
Mars files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Mars at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
As of the date of this proxy statement/prospectus/consent solicitation, Pubco has filed a registration statement on Form S-4 to register with the SEC securities that Pubco will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus/consent solicitation is a part of that registration statement and constitutes a prospectus of Pubco, and as a proxy statement of Mars for the Extraordinary General Meeting. Information and statements contained in this proxy statement/prospectus/consent solicitation or any annex to this proxy statement/prospectus/consent solicitation are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus/consent solicitation.
All information contained in this document relating to Mars has been supplied by Mars, and all such information relating to ScanTech has been supplied by ScanTech. Information provided by one another does not constitute any representation, estimate or projection of the other.
If you would like additional copies of this document or if you have questions about the Business Combination, please contact Mars’ proxy solicitor, Advantage Proxy at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com.

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS
The Registrant was incorporated on July 20, 2023. Prior to the consummation of the Business Combination, the Registrant will not have commenced operations and has nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Registrant have been omitted from this prospectus/proxy statement/consent solicitation.
INDEX TO FINANCIAL STATEMENTS
Mars Acquisition Corp.
ScanTech Identification Beam Systems, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Mars Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Mars Acquisition Corp. (the Company) as of September 30, 2023 and 2022, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s business plan is dependent upon its completion of a business combination in less than 12 months from initial public offering. If the initial business combination is not completed before this time, the Company could be required to redeem all Ordinary Shares and would not have sufficient resources to continue operations. This condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance date of the financial statement. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ Freed Maxick CPAs, P.C.
We have served as the Company’s auditor since 2021.
Buffalo, New York
December 28, 2023

MARS ACQUISITION CORP.
BALANCE SHEETS
	September 30, 2023	September 30, 2022
ASSETS
Current Assets
Cash	$178,793	$—
Prepaid expenses	149,164	—
Investments held in Trust Account	72,587,820	—
Deferred offering costs associated with initial public offering	—	205,260
Total Assets	$72,915,777	$205,260
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accrued expenses	$16,363	$2,224
Note payable – related party	—	228,246
Total Liabilities	16,363	230,470
COMMITMENTS AND CONTINGENCIES
Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.52 per share	72,587,820	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 2,392,000 and 1,725,000 shares issued and outstanding, respectively(1)	299	216
Additional paid-in capital	—	24,784
Retained earnings (accumulated deficit)	311,295	(50,210)
Total Shareholders’ Equity (Deficit)	311,594	(25,210)
Total Liabilities and Shareholders’ Equity (Deficit)	$72,915,777	$205,260

(1)
Excludes 6,900,000 shares subject to possible redemption as of September 30, 2023.

The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	Year ended September 30,
	2023	2022
Operating Expenses
General and administrative costs	$521,582	$2,718
Net loss from operations	(521,582)	(2,718)
Other Income
Investment income on Trust Account	2,207,820	—
Total other income	2,207,820	—
Net income (loss)	$1,686,238	$(2,718)
Weighted average shares outstanding, basic and diluted
Redeemable Ordinary Shares – basic and diluted	4,272,329	—
Non-redeemable Ordinary Shares – basic and diluted	2,059,414	1,472,603
Basic and diluted net income (loss) per share
Redeemable Ordinary Shares – basic and diluted	$0.27	$(0.00)
Non-redeemable Ordinary Shares – basic and diluted	$0.27	$(0.00)
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance – September 30, 2021	1,000,000	$125	$—	$(47,492)	$(47,367)
Issuance of Founder shares	725,000	91	24,784	—	24,875
Net loss	—	—	—	(2,718)	(2,718)
Balance – September 30, 2022	1,725,000	216	24,784	(50,210)	(25,210)
Issuance of Private Placement shares	391,000	49	3,909,951	—	3,910,000
Issuance of representative shares	276,000	34	2,724,893	—	2,724,927
Fair value of rights	—	—	876,833	—	876,833
Offering costs	—	—	(430,921)	—	(430,921)
Remeasurement of Ordinary Shares subject to redemption	—	—	(7,105,540)	(1,324,733)	(8,430,273)
Net income	—	—	—	1,686,238	1,686,238
Balance – September 30, 2023	2,392,000	$299	$—	$311,295	$311,594
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	Year ended September 30,
	2023	2022
Cash flows from operating activities
Net income (loss)	$1,686,238	$(2,718)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative costs paid by related party	—	2,718
Investment income received in Trust Account	(2,207,820)	—
Change in operating assets and liabilities
Accrued liabilities	14,139	—
Prepaid Expenses	(149,164)	—
Net cash used in operating activities	(656,607)	—
Cash flows from investing activities
Cash deposited in Trust Account	(70,380,000)	—
Net cash used in investing activities	(70,380,000)	—
Cash flows from financing activities
Proceeds from note payable with related party	41,213	143,161
Payment of deferred offering costs by related party	—	(168,036)
Extinguishment of note payable with related party	(269,459)	—
Payment of underwriting fee and other offering costs	(1,466,354)	—
Proceeds from sale of Units in IPO, including over-allotment	69,000,000	—
Proceeds from issuance of Founder shares	3,910,000	24,875
Net cash provided by financing activities	71,215,400	—
Net increase in cash	178,793	—
Cash – beginning of the year	—	—
Cash – end of the year	$178,793	$—
Supplemental disclosure of noncash activities
Deferred offering costs included in accrued expenses	$—	$2,224
Issuance of representative shares	$2,724,927	$—
Reclassification of offering costs related to public shares	$(243,964)	$—
Remeasurement adjustment on public shares subject to possible redemption	$(8,430,273)	$—
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Mars Acquisition Corp. (“Mars”) is a Cayman Islands exempted company incorporated as a blank check company on April 23, 2021. Mars was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). Although Mars is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, Mars intends to focus on opportunities in cryptocurrency and blockchain, automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market. On September 5, 2023, a Business Combination Agreement was entered into by Mars and ScanTech Identification Beam Systems, LLC (“ScanTech”), among others (see Note 6).
At September 30, 2023, Mars had not yet commenced operations. All activity through September 30, 2023 relates to Mars’ formation and initial public offering (the “Initial Public Offering” or “IPO”), which is described below. Mars will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. Mars will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. Mars has selected September 30 as its fiscal year end date.
The registration statement for Mars’ Initial Public Offering was declared effective on February 9, 2023. On February 16, 2023, Mars consummated its Initial Public Offering of 6,900,000 Units (“Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, generating gross proceeds of $69,000,000.
Simultaneously with the closing of the Initial Public Offering, Mars consummated the Private Placement (“Private Placement”) of 391,000 Units at a price of $10.00 per Unit to Mars’ sponsor, Mars Capital Holding Corporation, a British Virgin Islands company (“Sponsor”), generating gross proceeds of $3,910,000 (see Note 4).
Offering costs amounted to $4,398,891 consisting of $1,430,000 of cash underwriting fees, non-cash underwriting fees of $2,724,927 represented by the fair value of 276,000 representative shares issued to the underwriter (see Note 6), and $243,964 of other offering costs.
Upon the closing of the Initial Public Offering and Private Placement, $70,380,000 of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a Trust Account (the “Trust Account”) and may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, and will not be released from the Trust Account until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account.
Mars’ management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Mars’ initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on interest earned in the Trust Account) at the time Mars signs a definitive agreement in connection with the initial Business Combination. However, Mars will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.
Mars will provide holders of its Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether Mars will seek shareholder approval of a Business Combination or conduct a tender offer will be made by Mars, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to Mars to pay its tax obligations).
If a shareholder vote is not required and Mars does not decide to hold a shareholder vote for business or other legal reasons, Mars will, pursuant to its amended and restated memorandum and articles of association:
(1)
conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

(2)
file tender offer documents with the SEC prior to completing our initial Business Combination which contain substantially the same financial and other information about the initial Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Such provisions may be amended if a special resolution passed by holders of at least two-thirds of our issued and outstanding Ordinary Shares who, being entitled to do so, attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or by way of unanimous written resolution of all of our shareholders. Whether or not Mars maintains its registration under the Exchange Act or our listing on Nasdaq, Mars will provide its Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above. Upon the public announcement of our initial Business Combination, if Mars elects to conduct redemptions pursuant to the tender offer rules, Mars or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Ordinary Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.
In the event Mars conducts redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and Mars will not be permitted to complete its initial Business Combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than a specified number of Public Shares, which number will be based on the requirement that we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial Business Combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial Business Combination. If the Public Shareholders tender more shares than Mars has offered to purchase, Mars will withdraw the tender offer and not complete the initial Business Combination.
If, however, shareholder approval of the transaction is required by law or stock exchange listing requirements, or Mars decides to obtain shareholder approval for business or other legal reasons, Mars will conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and file proxy materials with the SEC.
Notwithstanding the foregoing, if Mars seeks shareholder approval of the Business Combination and Mars does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Mars’ prior written consent.
Mars will have only 12 months from the closing of this offering (or 18 months from the closing of this offering, if Mars extends the period of time to consummate a Business Combination) to complete its initial Business Combination. If Mars is unable to complete its initial Business Combination within such 12-month period (or 18-month period), Mars will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Mars’ Sponsor, officers and directors have entered into a letter agreement with Mars, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial Business Combination. In addition, Mars’ initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mars fails to complete its initial Business Combination within the prescribed time frame. However, if Mars’ Sponsor or any of its officers, directors or affiliates acquires Public Shares in or after this offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Mars fails to complete its initial Business Combination within the prescribed time frame.
Liquidity and management’s plan
In connection with Mars’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management believes that the funds which Mars has available following the completion of the Initial Public Offering and Private Placement may not be enough to sustain operations for a period of one year from the issuance date of these financial statements. If Mars is unable to complete the Extension or the Business Combination due to a lack of sufficient funds, Mars may be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, Mars may need to obtain additional financing in order to meet our obligations. There is no assurance that Mars’ plans to consummate a business combination will be successful within the Combination Period as described above. As a result, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statement are issued or are available to be issued. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the period from October 1, 2022 through September 30, 2023 are not necessarily indicative of the results that may be expected for the period ending September 30, 2023, or any future period.
Cash and cash equivalents
Mars considers all short-term investments with an initial maturity of three months or less when purchased to be cash equivalents. As of September 30, 2023 and September 30, 2022, there were $178,793 and $0 of cash and cash equivalents, respectively.
Investments in Trust Account
The funds held in the Trust Account can be invested in United States government treasury bills, notes or bonds having a maturity of 185 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, until the earlier of the consummation of its first business combination and Mars’ failure to consummate a business combination within 12 months (or 18 months as applicable) from the consummation of the IPO.
Mars’ investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in investment income on Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information (see Note 8).
As of September 30, 2023 and September 30, 2022, Mars had $72,587,820 and $0 held in the Trust Account, respectively.
Emerging growth company
Mars is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Mars has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Mars, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Mars’ financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary shares subject to possible redemption
The Company accounts for its Ordinary Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of September 30, 2023, Ordinary Shares subject to possible redemption are presented at redemption value of $10.52 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares are affected by charges against additional paid in capital or retained earnings (accumulated deficit) if additional paid in capital equals to zero.
Offering costs associated with the Initial Public Offering
Mars complies with the requirements of the Financial Accounting Standard Board (the “FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offerings.” Offering costs, consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering, were charged to shareholders’ equity upon the completion of the Initial Public Offering.
Mars allocates offering costs between Public Shares, public warrants and public rights based on the estimated fair values of them at the date of issuance.
Deferred offering costs
Deferred offering costs consist of costs incurred in connection with preparation for the Initial Public Offering. These costs, together with the underwriting discounts and commissions, were be charged to additional paid in capital upon completion of the Initial Public Offering. As of September 30, 2022, Mars had deferred offering costs of $205,260. Upon consummation of the IPO on February 16, 2023, total offering costs related to the IPO were $4,398,891, and were allocated between the Public Shares and public rights based on their relative fair values at the date of issuance. Accordingly, $2,724,927 was allocated to the Public Shares and charged to temporary equity (see Note 3).
Income taxes
Mars complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
Mars’ management determined that the Cayman Islands is the Mars’ only major tax jurisdiction. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on Mars. Consequently, income taxes are not reflected in the Mars’ financial statement. Mars’ management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net income (loss) per share
Mars complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income (loss) per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Mars applies the two-class method in calculating income (loss) per ordinary share. At September 30, 2023 and September 30, 2022, Mars did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of Ordinary Shares and then shares in the earnings of Mars. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.
The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	For the years ended September 30,
	2023	2023	2022
	Ordinary Shares Subject to Redemption	Ordinary Shares Not Subject to Redemption	Ordinary Shares Not Subject to Redemption
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$1,137,785	$548,453	$(2,718)
Denominator
Basic and diluted weighted average shares outstanding	4,272,329	2,059,414	1,472,603
Basic and diluted net income per share	$0.27	$0.27	$(0.00)
Fair value of financial instruments
See Note 8 for discussion of short-term marketable securities. The fair value of Mars’ assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recent accounting pronouncements
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Mars’ financial statement.
Concentration of credit risk
Financial instruments that potentially subject Mars to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the federal depository insurance coverage of $250,000. Mars has not experienced losses on these accounts and management believes Mars is not exposed to significant risks on such accounts.
NOTE 3 — INITIAL PUBLIC OFFERING
On February 16, 2023, Mars consummated its Initial Public Offering of 6,900,000 Units, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Mars of $69,000,000.

Each Unit consists of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon consummation of our initial Business Combination (“Right”). The holder must hold Rights in multiples of 5 in order to receive shares for all of their Rights upon closing of a Business Combination (see Note 7).
All of the 6,900,000 public shares sold as part of the public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to Mars’ amended and restated certificate of incorporation, or in connection with Mars’ liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of Mars require Ordinary Shares subject to redemption to be classified outside of permanent equity.
As of September 30, 2023, the Ordinary Shares subject to possible redemption reflected on the balance sheet are reconciled in the following table.
Gross proceeds	$69,000,000
Proceeds allocated to public rights	(876,833)
Offering costs allocated to Ordinary Shares subject to possible redemption	(3,965,620)
Remeasurement of Ordinary Shares subject to possible redemption	8,430,273
Ordinary shares subject to possible redemption	$72,587,820
NOTE 4 — PRIVATE PLACEMENT
On February 16, 2023, Mars sold 391,000 Private Placement Units, including 36,000 Private Placement Units that were issued pursuant to the underwriters’ full exercise of the over-allotment option, at $10.00 per Unit, generating gross proceeds of $3,910,000 in the Private Placement. The proceeds from the Private Placement were added to the proceeds from the Initial Public Offering held in the Trust Account. Mars will have until 12 months (or 18 months as applicable) from the closing of this Initial Public Offering to consummate a Business Combination (the “Combination Period”). If Mars does not complete a Business Combination within the Combination Period, the Rights contained within the Private Placement Units will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder shares
During the period ended September 30, 2021, Mars issued 1,000,000 shares to the Sponsor at par value (“Founder Shares”). On October 20, 2021, Mars issued an additional 138,500 Founder Shares to the Sponsor to bring the aggregate owned by the Sponsor up to 1,138,500 Founder Shares. On the same day, Mars issued 586,500 Founder Shares to officers and directors of Mars. As of September 30, 2023, and September 30, 2022, there were 1,725,000 Founder Shares outstanding.
Mars’ initial shareholders have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of: (i) six months after the date of the consummation of our initial Business Combination; or (ii) the date on which Mars consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities, or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of our Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after our initial Business Combination, the Founder Shares will no longer be subject to such transfer restrictions.
Note payable
Mars’ Sponsor had agreed to loan Mars up to $300,000 to be used for the payment of costs related to the Initial Public Offering (the “Note”). The Note was non-interest bearing, unsecured, and was due on the closing of the Initial Public Offering. As of September 30, 2022, the outstanding balance of note payable to the affiliate was $228,246, and no interest was accrued. As of February 16, 2023, the Sponsor agreed to apply the Note in its entirety to the Private Placement with Mars, and the note was extinguished.
Working capital loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ directors and officers may, but are not obligated to, loan Mars funds as may be required (“Working Capital Loans”). If Mars completes a Business Combination, Mars would repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Units of the post-Business Combination entity at a price of $10.00 per Unit. The Units would be identical to the Private Placement Units.
Administrative service fee
Mars initially had an informal agreement (the “Administrative Services Agreement”) to pay affiliates of the Sponsor for office space, utilities, secretarial, and administrative support of $15,000 per month which was paid through May 2023 for a total of $60,000 during the year ended September 30, 2023. Subsequent to May 2023, we have not paid any amounts under this informal agreement and the affiliates have chosen not to seek compensation for such support.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Registration rights
The holders of the Founder Shares and Private Placement Units are entitled to registration rights pursuant to a registration rights agreement signed February 16, 2023. The holders of these securities are entitled to make up to three demands, excluding short form demands, that Mars register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Mars will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting agreement
Mars had engaged Maxim Group LLC (“Maxim”) as its underwriter. Mars granted the underwriters a 45-day option until March 26, 2023 to purchase up to 900,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On February 16, 2023, the underwriters fully exercised this option in respect of 900,000 Units.
The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $1,380,000 in the aggregate, which was paid upon the closing of the Initial Public Offering.
Representative shares
Mars has issued to Maxim and/or its designees, 276,000 shares of Ordinary Shares upon the consummation of the Initial Public Offering (the “Representative Shares”). Mars accounted for the Representative Shares as an offering cost associated with the Initial Public Offering, with a corresponding credit to shareholders’ equity. Mars estimated the fair value of the Representative Shares to be $2,724,927. Maxim has agreed not to transfer, assign, or sell any such shares until the completion of the Business Combination. In addition, Maxim has agreed: (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination; and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if Mars fails to complete its Business Combination within 12 months (or 18 months, as applicable) from the closing of the Initial Public Offering.
The shares have been deemed compensation by FINRA and were therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of which this prospectus forms a part pursuant to Rule 5110(e)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(e)(1), these securities were not to be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the economic disposition of the securities by any person prior to August 8, 2023, nor were they sold, transferred, assigned, pledged, or hypothecated prior to August 8, 2023 except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
Subject to certain conditions, Mars granted Maxim, for a period beginning on February 16, 2023 and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to act as book-running managing underwriter or placement agent for any and all future public and private equity, equity-linked, convertible and debt offerings for Mars or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from February 9, 2023.
Business Combination Agreement
On September 5, 2023, Mars entered into a Business Combination Agreement (the “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech”), and Dolan Falconer in the capacity as the representative (the “Seller Representative”). The aggregate consideration to be paid to ScanTech shall be a number of shares of Pubco Common Stock with an aggregate value equal to one hundred ten million U.S. Dollars ($110,000,000) minus the closing net debt as set forth in the Business Combination Agreement. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the ScanTech Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement.
The Closing is subject to certain customary conditions. For a more detailed description of the Business Combination Agreement and the transactions contemplated therein, see Mars’ Current Report on Form 8-K filed with the SEC on September 8, 2023 (the “Form 8-K”).
NOTE 7 — SHAREHOLDERS’ EQUITY
Ordinary Shares — Mars is authorized to issue 800,000,000 Ordinary Shares with a par value of $0.000125 per share. Holders of Mars’ Ordinary Shares are entitled to one vote for each share. As of September 30, 2023 and September 30, 2022, there were 2,392,000 and 1,725,000 Ordinary Shares outstanding, respectively.
Rights — Each holder of a Right will automatically receive two-tenths (2/10) of one share of Ordinary Shares upon consummation of a Business Combination, except in cases where Mars not the surviving company in a Business Combination, and even if the holder of such Right redeemed all shares of Ordinary Shares held by it in connection with a Business Combination. No additional consideration will be required to be paid by a holder of a Right in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If Mars enters into a definitive agreement for a Business Combination in which Mars will not be the surviving entity, the definitive agreement will provide for the holders of Right to receive the same per share consideration the holders of shares of Ordinary Shares will receive in the transaction on an as-exchanged for Ordinary Shares basis, and each holder of a Right will be required to affirmatively exchange its Rights in order to receive the 2/10 share underlying each Right (without paying any additional consideration) upon consummation of a Business Combination. More specifically, the Rights holder will be required to indicate its election to exchange the Right for the underlying shares within a fixed period of time after which period the Rights will expire worthless.
Pursuant to the Rights agreement, a Rights holder may exchange Rights only for a whole number of shares of Ordinary Shares. This means that Mars will not issue fractional shares in connection with an exchange of Rights, and Rights may be exchanged only in multiples of 5 Rights (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalization and the like). Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands Law.
If Mars is unable to complete a Business Combination within the Combination Period and Mars liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds with respect to their Rights, nor will they receive any distribution from Mars’ assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to holders of the Rights upon consummation of a Business Combination. Additionally, in no event will Mars be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.
NOTE 8 — FAIR VALUE MEASUREMENTS
The following table presents information about the Mars’ assets that are measured at fair value on a recurring basis at September 30, 2023 and indicates the fair value hierarchy of the valuation inputs Mars utilized to determine such fair value:
Description	Level	September 30, 2023	September 30, 2022
Assets:
Marketable securities held in Trust Account	1	$72,587,820	$—
Except for the foregoing, Mars does not have any assets measured at fair value on a recurring basis at September 30, 2023 and September 30, 2022, respectively.
NOTE 9 — SUBSEQUENT EVENTS
Mars evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Mars did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

MARS ACQUISITION CORP.
PART I — FINANCIAL INFORMATION
MARS ACQUISITION CORP.
BALANCE SHEETS
	June 30, 2024	September 30, 2023
	(Unaudited)
ASSETS
Current Assets
Cash	$206,762	$178,793
Prepaid expenses	57,792	149,164
Investments held in trust account	22,836,871	72,587,820
Total Assets	$23,101,425	$72,915,777
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accrued expenses	$146,477	$16,363
Note payable – related party	452,088	—
Forward Purchase Agreement liability	293,000	—
Total current liabilities	891,565	16,363
Total Liabilities	891,565	16,363
COMMITMENTS AND CONTINGENCIES
Ordinary shares subject to possible redemption, 2,081,432 and 6,900,000 shares, respectively, at redemption value of $10.97 and $10.52 per share, respectively	22,836,871	72,587,820
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 2,392,000 shares issued and outstanding(1)	299	299
Additional paid-in capital	—	—
(Accumulated deficit)/retained earnings	(627,310)	311,295
Total Shareholders’ Equity (Deficit)	(627,011)	311,594
Total Liabilities and Shareholders’ Equity (Deficit)	$23,101,425	$72,915,777

(1)
Excludes 2,081,432 and 6,900,000 shares subject to possible redemption as of June 30, 2024 and September 30, 2023, respectively.

The accompanying notes are an integral part of these unaudited financial statements

MARS ACQUISITION CORP.
STATEMENTS OF OPERATIONS (UNAUDITED)
	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
Operating Expenses
General and administrative costs	$322,770	$155,416	$538,440	$391,047
Net loss from operations	(322,770)	(155,416)	(538,440)	(391,047)
Other Income (Expense)
Investment income on Trust Account	301,932	876,604	1,865,297	1,252,401
Fair value adjustment for Forward Purchase Agreement liability	(30,000)	—	(293,000)	—
Fair value adjustment for convertible notes	(51,008)		(107,165)	—
Total other income (expense)	220,924	876,604	1,465,132	1,252,401
Net income (loss)	$(101,846)	$721,188	$926,692	$861,354
Weighted average shares outstanding, basic and diluted
Redeemable ordinary shares – basic and diluted	2,081,432	6,900,000	4,209,340	3,386,813
Non-redeemable ordinary shares – basic and diluted	2,392,000	2,392,000	2,392,000	2,052,392
Basic and diluted net income (loss) per share
Redeemable ordinary shares – basic and diluted	$(0.02)	$0.08	$0.17	$0.18
Non-redeemable ordinary shares – basic and diluted	$(0.02)	$0.08	$0.10	$0.13
The accompanying notes are an integral part of these unaudited financial statements

MARS ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)
	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance – September 30, 2022	1,725,000	$216	$24,784	$(50,210)	$(25,210)
Issuance of Founder shares	—	—	—	—	—
Net loss	—	—	—	(195)	(195)
Balance – December 31, 2022	1,725,000	216	24,784	(50,405)	(25,405)
Issuance of private placement shares	391,000	49	3,909,951	—	3,910,000
Issuance of representative shares	276,000	34	2,724,893	—	2,724,927
Fair value of rights	—	—	876,833	—	876,833
Offering costs	—	—	(430,921)	—	(430,921)
Remeasurement of ordinary shares subject to redemption	—	—	(6,598,251)	—	(6,598,251)
Net income	—	—	—	140,362	140,362
Balance – March 31, 2023	2,392,000	299	507,289	89,957	597,545
Remeasurement of ordinary shares subject to redemption	—	—	(507,289)	(369,314)	(876,603)
Net income	—	—	—	721,188	721,188
Balance – June 30, 2023	2,392,000	299	—	441,831	442,130
Balance – September 30, 2023	2,392,000	$299	$—	$311,295	$311,594
Remeasurement of ordinary shares subject to redemption	—	—	—	(989,905)	(989,905)
Net income	—	—	—	900,522	900,522
Balance – December 31, 2023	2,392,000	299	—	221,912	222,211
Remeasurement of ordinary shares subject to redemption	—	—	—	(573,460)	(573,460)
Net income	—	—	—	128,016	128,016
Balance – March 31, 2024	2,392,000	$299	$—	$(223,532)	$(223,233)
Remeasurement of ordinary shares subject to redemption	—	—	—	(301,932)	(301,932)
Net loss	—	—	—	(101,846)	(101,846)
Balance – June 30, 2024	2,392,000	299	—	(627,310)	(627,011)
The accompanying notes are an integral part of these unaudited financial statements

MARS ACQUISITION CORP.
STATEMENTS OF CASH FLOWS (UNAUDITED)
	Nine months ended June 30,
	2024	2023
Cash flows from operating activities
Net income	$926,692	$861,355
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of Forward Purchase Agreement liability	293,000	—
Fair value adjustment for convertible notes	107,165	—
Investment income received in Trust Account	(1,865,297)	(1,252,401)
Change in operating assets and liabilities
Accrued liabilities	130,114	(2,224)
Prepaid expenses	91,372	(204,185)
Net cash used by operating activities	(316,954)	(597,455)
Cash flows from investing activities
Cash deposited in Trust Account	—	(70,380,000)
Proceeds from sales of cash and cash equivalents in trust account	51,616,246	—
Net cash provided by (used in) investing activities	51,616,246	(70,380,000)
Cash flows from financing activities
Proceeds from note payable with related party	344,923	41,213
Payment for redemption of ordinary shares	(51,616,246)	—
Extinguishment of note payable with related party	—	(269,459)
Payment of underwriting fee and other offering costs	—	(1,466,354)
Proceeds from sale of units in IPO, including over-allotment	—	69,000,000
Proceeds from issuance of private placement ordinary shares	—	3,910,000
Net cash (used in) provided by financing activities	(51,271,323)	71,215,400
Net increase in cash	27,969	237,945
Cash – beginning of the period	178,793	—
Cash – end of the period	$206,762	$237,945
Supplemental disclosure of noncash activities
Issuance of representative shares	$—	$2,724,927
Reclassification of offering costs related to public shares	$—	$(243,964)
Remeasurement adjustment on public shares subject to possible redemption	$(1,865,297)	$(7,474,854)
The accompanying notes are an integral part of these unaudited financial statements

MARS ACQUISITION CORP.
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Mars Acquisition Corp. (the “Company”) is a Cayman Islands exempted company incorporated as a blank check company on April 23, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in cryptocurrency and blockchain, automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market. On September 5, 2023, a Business Combination Agreement was entered into by the Company and ScanTech Identification Beam Systems, LLC (“ScanTech”), among others (see Note 6).
At June 30, 2024, the Company had not yet commenced operations. All activity through June 30, 2024 relates to the Company’s formation and initial public offering (the “Initial Public Offering” or “IPO”), which is described below. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected September 30 as its fiscal year end date.
The registration statement for the Company’s Initial Public Offering was declared effective on February 9, 2023. On February 16, 2023, the Company consummated its Initial Public Offering of 6,900,000 units (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, generating gross proceeds of $69,000,000.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 391,000 Units at a price of $10.00 per Unit to the Company’s sponsor, Mars Capital Holding Corporation, a British Virgin Islands company (“Sponsor”), generating gross proceeds of $3,910,000 (see Note 4).
Offering costs amounted to $4,398,891 consisting of $1,430,000 of cash underwriting fees, non-cash underwriting fees of $2,724,927 represented by the fair value of 276,000 representative shares issued to the underwriter (see Note 6), and $243,964 of other offering costs.
Upon the closing of the Initial Public Offering and Private Placement, $70,380,000 of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (the “Trust Account”) and may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, and will not be released from the Trust Account until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on interest earned in the trust account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

The Company will provide holders of its Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).
If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association:
•
conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

•
file tender offer documents with the SEC prior to completing the Company’s initial Business Combination which contain substantially the same financial and other information about the initial Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Such provisions may be amended if a special resolution passed by holders of at least two-thirds of the Company’s issued and outstanding ordinary shares who, being entitled to do so, attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or by way of unanimous written resolution of all of the Company’s shareholders. Whether or not the Company maintains its registration under the Exchange Act or the Company’s listing on Nasdaq, the Company will provide its Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above. Upon the public announcement of the Company’s initial Business Combination, if the Company elects to conduct redemptions pursuant to the tender offer rules, the Company or the Company’s Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase the Company’s ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.
In the event the Company conducts redemptions pursuant to the tender offer rules, the Company’s offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and the Company will not be permitted to complete its initial Business Combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than a specified number of Public Shares, which number will be based on the requirement that the Company will only redeem its Public Shares so long as (after such redemption) the Company’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of the Company’s initial Business Combination and after payment of underwriters’ fees and commissions (so that the Company is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Company’s initial Business Combination. If the Public Shareholders tender more shares than the Company has offered to purchase, the Company will withdraw the tender offer and not complete the initial Business Combination.
If, however, shareholder approval of the transaction is required by law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other legal reasons, the Company will conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and file proxy materials with the SEC.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Company initially had until 12 months from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if the Company anticipated that it may not be able to consummate the initial Business Combination within 12 months, it could extend the period of time to consummate a Business Combination by two additional 3-month periods (for a total of up to 18 months) without submitting proposed extensions to its shareholders for approval or offering its public shareholders redemption rights in connection therewith. In connection with the extraordinary general meeting of shareholders held on January 30, 2024, the Company’s memorandum and articles of association were amended to allow for the Company to have 21 months from the closing of this offering (or 27 months from the closing of this offering, if the Company extends the period of time to consummate a Business Combination) to complete its initial Business Combination.
If the Company is unable to complete its initial Business Combination within such 21-month period (or 27-month period), the Company will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Company’s Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any Public Shares held by them in connection with the completion of the Company’s initial Business Combination. In addition, the Company’s initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if the Company fails to complete its initial Business Combination within the prescribed time frame. However, if the Company’s Sponsor or any of its officers, directors or affiliates acquires Public Shares in or after this offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete its initial Business Combination within the prescribed time frame.
Liquidity and management’s plan
In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management believes that the funds which the Company has available following the completion of the Initial Public Offering and Private Placement may not be enough to sustain operations for a period of one year from the issuance date of these financial statements. If the Company is unable to complete the Extension or the Business Combination due to a lack of sufficient funds, the Company may be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet the Company’s obligations. There is no assurance that the Company’s plans to consummate a business combination will be successful within the Combination Period as described above. As a result, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statement are issued or are available to be issued. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the period from October 1, 2023 through June 30, 2024 are not necessarily indicative of the results that may be expected for the period ending September 30, 2024, or any future period.
The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on December 28, 2023.
Cash and cash equivalents
The Company considers all short-term investments held outside the Trust Account with an initial maturity of three months or less when purchased to be cash equivalents. As of June 30, 2024 and September 30, 2023, there were $206,762 and $178,793 of cash and cash equivalents, respectively.
Investments in Trust Account
The funds held in the Trust Account can be invested in United States government treasury bills, notes or bonds having a maturity of 185 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, until the earlier of the consummation of its first business combination and the Company’s failure to consummate a business combination within 21 months (or 27 months as applicable) from the consummation of the IPO.
The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in investment income on trust account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information (see Note 8).
As of June 30, 2024 and September 30, 2023, the Company had $22,836,871 and $72,587,820 held in the Trust Account, respectively.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary shares subject to possible redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of June 30, 2024, ordinary shares subject to possible redemption are presented at the redemption value of $10.97 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital or retained earnings (accumulated deficit) if additional paid in capital equals to zero.
In connection with the Shareholder Meeting to approve the Extension Amendment Proposal, the Company and its Sponsor entered into non-redemption agreements (the “Non-Redemption Agreements”) on substantially the same terms with several unaffiliated third parties who are also the Company’s existing shareholders (the “Investors”), pursuant to which such Investors agreed not to redeem an aggregate of 1,813,380 Ordinary Shares of the Company in connection with the Extension Amendment Proposal. In exchange for the foregoing commitments not to redeem such Ordinary Shares of the Company, the Company and the Sponsor will agree to ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”), to issue to Investors an aggregate of 362,676 common stock of Pubco following the consummation of the initial business combination.
Offering costs associated with the Initial Public Offering
The Company complies with the requirements of the Financial Accounting Standard Board (the “FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offerings.” Offering costs, consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering, were charged to shareholders’ equity upon the completion of the Initial Public Offering.
The Company allocates offering costs between Public Shares, public warrants and public rights based on the estimated fair values of them at the date of issuance.
Deferred offering costs
Deferred offering costs consist of costs incurred in connection with preparation for the Initial Public Offering. These costs, together with the underwriting discounts and commissions, were be charged to additional paid in capital upon completion of the Initial Public Offering. As of June 30, 2024 and September 30, 2023, the Company had no deferred offering costs. Upon consummation of the IPO on February 16, 2023, total offering costs related to the IPO were $4,398,891, and were allocated between the Public Shares and public rights based on their relative fair values at the date of issuance. Accordingly, $2,724,927 was allocated to the Public Shares and charged to temporary equity (see Note 3).
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net income (loss) per share
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method in calculating income (loss) per ordinary share. At June 30, 2024 and September 30, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of ordinary shares and then shares in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.
The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
Ordinary shares subject to possible redemption:
	For the three months ended June 30,		For the nine months ended June 30,
	2024	2023	2024	2023
Numerator:
Allocation of net income (loss)	$(47,388)	$535,536	$698,373	$600,584
Denominator
Basic and diluted weighted average shares outstanding	2,081,432	6,900,000	4,209,340	3,386,813
Basic and diluted net income (loss) per share	$(0.02)	$0.08	$0.17	$0.18
Ordinary shares not subject to possible redemption:
	For the three months ended June 30,		For the nine months ended June 30,
	2024	2023	2024	2023
Numerator:
Allocation of net income (loss)	$(54,458)	$185,652	$228,318	$260,770
Denominator
Basic and diluted weighted average shares outstanding	2,392,000	2,392,000	2,392,000	2,052,392
Basic and diluted net income (loss) per share	$(0.02)	$0.08	$0.10	$0.13

Fair value of financial instruments
See Note 8 for discussion of short-term marketable securities.The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Forward Purchase Agreement Liabilities
The Company accounts for forward purchase agreements as liability-classified instruments based on an assessment of the forward purchase agreement’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) The assessment considers whether the forward purchase agreement is a freestanding financial instrument pursuant to ASC 480 and meets the definition of a liability pursuant to ASC 480, including whether the forward purchase agreement is indexed to the Company’s own common shares and whether the forward purchase agreement holder could potentially require “net cash settlement” in a circumstance outside of the Company’s control. This assessment, which requires the use of professional judgment, is conducted at the time of forward purchase agreement issuance and as of each subsequent quarterly period end date while the warrants forward purchase agreement are outstanding.
Convertible Promissory Note — Sponsor Working Capital Loan
The Company accounts for the convertible promissory notes under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for the convertible promissory note. Using the fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as other income (expense) in the statements of operations.
Recent accounting pronouncements
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

NOTE 3 — INITIAL PUBLIC OFFERING
On February 16, 2023, the Company consummated its Initial Public Offering of 6,900,000 Units, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $69,000,000.
Each Unit consists of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon consummation of the Company’s initial Business Combination (“Right”). The holder must hold Rights in multiples of 5 in order to receive shares for all of their Rights upon closing of a Business Combination (see Note 7).
All of the 6,900,000 public shares sold as part of the public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.
As of June 30, 2024, the ordinary shares subject to possible redemption reflected on the balance sheet are reconciled in the following table.
	As of June 30, 2024	As of September 30, 2023
Gross proceeds	$69,000,000	$69,000,000
Proceeds allocated to public rights	(876,833)	(876,833)
Offering costs allocated to ordinary shares subject to possible redemption	(3,965,620)	(3,965,620)
Redemption of shares	(51,616,246)	—
Remeasurement of ordinary shares subject to possible redemption	10,295,570	8,430,273
Ordinary shares subject to possible redemption	$22,836,871	$72,587,820
NOTE 4 — PRIVATE PLACEMENT
On February 16, 2023, the Company sold 391,000 Private Placement Units, including 36,000 Private Placement Units that were issued pursuant to the underwriters’ full exercise of the over-allotment option, at $10.00 per Unit, generating gross proceeds of $3,910,000 in the Private Placement. The proceeds from the Private Placement were added to the proceeds from the Initial Public Offering held in the Trust Account. The Company will have until 21 months (or 27 months as applicable) from the closing of this Initial Public Offering to consummate a Business Combination (the “Combination Period”). If the Company does not complete a Business Combination within the Combination Period, the Rights contained within the Private Placement Units will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder shares
During the period ended September 30, 2022, the Company issued 1,000,000 shares to the Sponsor at par value (“Founder Shares”). On October 20, 2021, the Company issued an additional 138,500 Founder Shares to the Sponsor to bring the aggregate owned by the Sponsor up to 1,138,500 Founder Shares. On the same day, the Company issued 586,500 Founder Shares to officers and directors of the Company. As of June 30, 2024 and September 30, 2023, there were 1,725,000 Founder Shares outstanding.
The Company’s initial shareholders have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of: (i) six months after the date of the consummation of the Company’s initial Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares for cash, securities, or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Company’s initial Business Combination, the Founder Shares will no longer be subject to such transfer restrictions.
Notes payable
The Company’s Sponsor had agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering (the “Note”). The Note was non-interest bearing, unsecured, and was due on the closing of the Initial Public Offering. As of September 30, 2023, the outstanding balance of note payable to the affiliate was $0, and no interest was accrued. As of February 16, 2023, the Sponsor agreed to apply the Note in its entirety to the Private Placement with the Company, and the note was extinguished.
Working capital loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.
On March 31, 2024, the Company entered into a Convertible Promissory Note with certain affiliates of the Sponsor with a principal amount of $200,000. The principal amount can be prepaid by the Company at anytime and no interest accrues on the Convertible Promissory Note. Upon closing of the initial Business Combination, the Convertible Promissory Note automatically converts into 24,000 ordinary shares of the Company. In the event no business combination occurs, there is no obligation to repay the Convertible Promissory Note. The Company recorded the instrument at its fair value.
To fund extensions of the deadline for the Company to complete its initial Business Combination, the Sponsor deposited an additional $145,000 into the Trust Account on April 30, 2024. In return, the Company issued an additional Convertible Promissory Notes that are to either be repaid upon the consummation of a Business Combination, without interest, or, at the Sponsor’s discretion, converted upon consummation of a Business Combination into an additional 17,400 Private Placement Units at a price of $10.00 per Unit. The Company recorded the instrument at its fair value.
Such Convertible Notes are to either be repaid upon the consummation of a Business Combination, without interest, or, at the Sponsor’s discretion, converted upon consummation of a Business Combination into an additional 41,400 Private Placement Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Sponsor Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Sponsor Working Capital Loans. As of June 30, 2024, the principal amount outstanding under the Convertible Notes was $345,000, and the fair value of the Convertible Notes was $452,088.

Administrative service fee
The Company has an informal agreement (the “Administrative Services Agreement”) to pay affiliates of the Sponsor for office space, utilities, secretarial, and administrative support of $15,000 per month. Between May 2023 and April 2024, the Company did not paid any amounts under this informal agreement, and the affiliates have chosen not to seek compensation for such support during this time period. These payments resumed in May 2024. For the three and nine months ended June 30, 2024, the total amount billed for these services was $38,500 and the total amount paid was $32,300.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Registration rights
The holders of the Founder Shares and Private Placement Units are entitled to registration rights pursuant to a registration rights agreement signed February 16, 2023. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting agreement
The Company has engaged Maxim Group LLC (“Maxim”) as its underwriter. The Company granted the underwriters a 45-day option until March 26, 2023 to purchase up to 900,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On February 16, 2023, the underwriters fully exercised this option in respect of 900,000 Units.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or $1,380,000 in the aggregate, which was paid upon the closing of the Initial Public Offering.
Representative shares
The Company has issued to Maxim and/or its designees, 276,000 shares of ordinary shares upon the consummation of the Initial Public Offering (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost associated with the Initial Public Offering, with a corresponding credit to shareholders’ equity. The Company estimated the fair value of the Representative Shares to be $2,724,927. Maxim has agreed not to transfer, assign, or sell any such shares until the completion of the Business Combination. In addition, Maxim has agreed: (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination; and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its Business Combination within 21 months (or 27 months, as applicable) from the closing of the Initial Public Offering.
The shares have been deemed compensation by FINRA and were therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of which this prospectus forms a part pursuant to Rule 5110(e)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(e)(1), these securities were not to be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the economic disposition of the securities by any person prior to August 8, 2023, nor were they sold, transferred, assigned, pledged, or hypothecated prior to August 8, 2023 except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
Subject to certain conditions, the Company granted Maxim, for a period beginning on February 16, 2023 and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to act as book-running managing underwriter or placement agent for any and all future public and private equity, equity-linked, convertible and debt offerings for the Company or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from February 9, 2023.

Forward Purchase Agreement
On September 4, 2023, the Company and RiverNorth entered into an Prepaid Forward Purchase Agreement (“FPA”). Pursuant to the FPA, RiverNorth is expected to purchase up to 1,500,000 shares of Mars ordinary shares (“FPA Shares”) subject to a cap of 9.9% of outstanding shares on a post-Transaction basis, at a per share price no more than the price per share paid to redeeming Mars public shareholders in connection with the vote to approve the Transactions (the “redemption price”).
The Prepaid Forward Purchase Agreement entered into on September 4, 2023 (“FPA” or the “Agreement”) resulted in RiverNorth holding a put option to sell up to a maximum of 1,500,000 of the Company’s shares. Pursuant to ASC 480, this instrument meets the definition of a liability and accordingly was recognized at fair value. The FPA resulted in the initial recognition of a forward purchase agreement liability of approximately $263,000 during the quarter ended March 31, 2024 and was expensed in the Company’s statement of operations. The fair value of this put option was $293,000 as of June 30, 2024 and insignificant at September 30, 2023 and December 31, 2023, assuming the investor will purchase the maximum number of shares. Changes in the estimated fair value of the FPA are recognized as a non-cash gain or loss on the statements of operations.
In connection with its purchase of the FPA Shares, RiverNorth will waive its redemption rights in connection with the shareholder vote to approve the Transactions.
Following the closing of the Transactions, an amount equal to the number of FPA Shares multiplied by the redemption price, will be prepaid to RiverNorth. The FPA Shares held by RiverNorth and subject to the FPA may be sold into the market by RiverNorth at any time following the closing of the Transactions. RiverNorth is entitled to sell into the market FPA Shares without any payment to the Company. The Company may receive up to $15,000,000 from the termination of all or a portion of the FPA transaction at $10.00 per terminated FPA Share, subject to reduction upon any Dilutive Offering Reset. To the extent RiverNorth elects not to terminate the FPA transaction prior to the maturity date, the Company will be entitled to receive from RiverNorth the number of FPA Shares not so terminated, and RiverNorth will be entitled to “maturity” consideration, paid in shares or cash, subject to the terms of the FPA.
The FPA expires automatically if the Business Combination is not consummated by the one-year anniversary of the date of the FPA, subject to acceleration at the Seller’s option upon the volume weighted average price per share being at or below $10.00 per share for any 10 trading days during a 30 consecutive trading day-period and upon any delisting of the Company’s ordinary shares.
Business Combination Agreement
On September 5, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech”), and Dolan Falconer in the capacity as the representative (the “Seller Representative”). The aggregate consideration to be paid to ScanTech shall be a number of shares of Pubco Common Stock with an aggregate value equal to one hundred ten million U.S. Dollars ($110,000,000). Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the ScanTech Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement.
Under the Business Combination Agreement, either ScanTech or Mars had the right to terminate the Business Combination Agreement if the Business Combination had not been consummated by January 31, 2024 (the “Outside Date”).

Amendments to the Business Combination Agreement
On December 19, 2023, the Company, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 1 to the Business Combination Agreement to extend the Outside Date to May 15, 2024 in order to facilitate the completion of the Business Combination.
On April 2, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 2 to the Business Combination Agreement to amend that the Merger Consideration shall be adjusted to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the closing net debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, every issued and outstanding Ordinary Share that is not redeemed shall be converted automatically to (i) one share of Pubco Common Stock and (ii) one additional (1) share of Pubco Common Stock, or a convertible security convertible or exercisable for one (1) share of Pubco Common Stock upon consummation of the Business Combination.
On April 17, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 3 to the Business Combination Agreement to extend the Outside Date to September 30, 2024 in order to facilitate the completion of the Business Combination.
Subscription Agreement with Polar Multi-Strategy Master Fund
On April 2, 2024, the Company entered into a definitive subscription agreement (the “Subscription Agreement”) with Polar Multi-Strategy Master Fund (the “Investor”), the Sponsor, and ScanTech for Investor to provide ScanTech up to $1,000,000 in funding for working capital expenses in connection with the Business Combination in exchange for the Subscription Shares. On May 29, 2024, the Company, the Investor, the Sponsor, and ScanTech entered into an additional definitive subscription agreement (together, the “Subscription Agreements”) for the Investor to provide ScanTech up to an additional $250,000 in funding for working capital expenses in connection with the Business Combination in exchange for the Subscription Shares. Pursuant to the Subscription Agreements, upon an initial drawdown request of up to $500,000 and subsequent drawdown requests for working capital for a total of $1,250,000, Investor shall provide funding within five (5) calendar days.
In connection therewith, Pubco shall issue to Investor one share of Pubco Common Stock for each dollar the Investor provided as of the Closing without transfer restrictions (“Subscription Shares”). The Subscription Shares are to be issued upon successful Closing of the Business Combination. The Subscription Shares shall not be subject to any transfer restrictions or any other lock-up provisions, earn outs, or other contingencies. The Subscription Shares (i) to the extent feasible and in compliance with all applicable laws and regulations shall be registered as part of any registration statement issuing shares before or in connection with the Business Combination Closing or (ii) if no such registration statement is filed in connection with the Business Combination Closing, shall promptly be registered pursuant to the first registration statement filed by the Company or the surviving entity following the Business Combination Closing, which shall be filed no later than 30 days after the Business Combination Closing and declared effective no later than 120 days after the Business Combination Closing. The Sponsor shall not sell, transfer, or otherwise dispose of any securities owned by the Sponsor until the Subscription Shares have been transferred to the Investor and the registration statement has been made effective. Upon the Business Combination Closing, the Company or its successor will repay the Investor’s Capital Investment within five business days, either in cash or shares of Common Stock at a rate of 1 share per $10 invested. ScanTech, the Company, and Sponsor are jointly responsible for this payment, and funds provided by ScanTech for liquidation will prioritize Investor’s capital return before covering other expenses. If Sponsor, ScanTech, or the Company defaults under this agreement and the default continues for five business days post-notification, the Company or its successor will issue to the Investor on the Default Date 0.1 shares of Common Stock for each dollar of the Investor’s capital investment, and an additional 0.1 shares for each dollar of the Investor’s capital investment monthly until the default is resolved.
If the Business Combination is terminated in accordance with the provisions set forth in the Business Combination Agreement, ScanTech will be required to repay any funds borrowed from the Investor, and the Company will not be liable for any funds borrowed via a promissory note. As of June 30, 2024, no liability for any funds borrowed or shares to be issued was recorded based on the probability of the completion of the initial Business Combination, therefore, the Company has not recorded a liability for any funds borrowed or shares to be issued.
Agreement with Roth Capital Partners
On December 22, 2023, the Company entered into an agreement with Roth Capital Partners (“Roth”), whereby Roth will provide the Company with capital markets advisory services in connection with the closing of the Business Combination in exchange for the following:
•
$500,000, payable in cash, upon consummation of the Business Combination and upon the Company raising a minimum of $5,000,000, net of fees and expenses, in a Financing concurrent with the Business Combination, and;

•
$1,000,000, payable in cash or in exchange for 100,000 shares of Pubco, upon consummation of the Business Combination.

The Company has no obligation to pay these fees if the Business Combination is terminated in accordance with the provisions set forth in the Business Combination Agreement. As of June 30, 2024, no liability for any funds borrowed or shares to be issued was recorded based on the probability of the completion of the initial Business Combination, therefore, the Company has not recorded a liability for the shares to be issued to Roth.
NOTE 7 — SHAREHOLDERS’ EQUITY
Ordinary Shares  — The Company is authorized to issue 800,000,000 ordinary shares with a par value of  $0.000125 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of June 30, 2024 and September 30, 2023, there were 2,392,000 ordinary shares outstanding, respectively.
Rights — Each holder of a Right will automatically receive two-tenths (2/10) of one share of ordinary shares upon consummation of a Business Combination, except in cases where the Company not the surviving company in a Business Combination, and even if the holder of such Right redeemed all shares of ordinary shares held by it in connection with a Business Combination. No additional consideration will be required to be paid by a holder of a Right in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Right to receive the same per share consideration the holders of shares of ordinary shares will receive in the transaction on an as-exchanged for ordinary shares basis, and each holder of a Right will be required to affirmatively exchange its Rights in order to receive the 2/10 share underlying each Right (without paying any additional consideration) upon consummation of a Business Combination. More specifically, the Rights holder will be required to indicate its election to exchange the Right for the underlying shares within a fixed period of time after which period the Rights will expire worthless.
Pursuant to the Rights agreement, a Rights holder may exchange Rights only for a whole number of shares of ordinary shares. This means that the Company will not issue fractional shares in connection with an exchange of Rights, and Rights may be exchanged only in multiples of 5 Rights (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalization and the like). Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands Law.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds with respect to their Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to holders of the Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.

NOTE 8 — FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s assets and that are measured at fair value on a recurring basis at June 30, 2024 and September 30, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	June 30, 2024	September 30, 2023
Assets:
Marketable securities held in Trust Account	1	$22,836,871	$72,587,820
		$22,836,871	$72,587,820
Liabilities:
Working Capital Loans	1	$452,088	$—
Prepaid forward purchase agreement	3	293,000	—
		$745,088	$—
Working capital loans
To fund extensions of the deadline for the Company to complete its initial Business Combination, the Sponsor deposited an additional $345,000 into the Trust Account during the nine months ended June 30, 2024. In return, the Company issued the Sponsor non-interest bearing, unsecured promissory notes (the “Convertible Notes”). Such Convertible Notes are to either be repaid upon the consummation of a Business Combination, without interest, or, at the Sponsor’s discretion, converted upon consummation of a Business Combination into an additional 41,400 Private Placement Units at a price of $10.00 per Unit.
As of June 30, 2024, the principal amount outstanding under the Convertible Notes was $345,000, and the fair value of the Convertible Notes was $452,088.
Forward Purchase Agreement Liabilities
The Company utilizes a Monte Carlo simulation model to value the forward purchase agreement at initiation and at the reporting period, with changes in fair value recognized in the statement of operations. Inherent in the model are assumptions related to share price on valuation date, volatilities, expected life, risk-free rate and probability of business combination. The Company estimates the pre-business combination volatility based on the low historical volatilities exhibited by the Company and SPACs-based and the post-merger volatility is estimated based on the median historical and implied volatilities exhibited by companies operating in the industry of the Company’s expected target. The risk-free interest rate is based on the 3-year and 5-year U.S. Treasury note which is similar to the expected remaining life of the FPA. The expected life of the forward purchase agreement is assumed to be equivalent to their remaining contractual term.
In order to calculate the fair value of the forward purchase agreement liabilities, the Company utilized the following key inputs:
June 30, 2024
Risk-free interest rate	4.9%
Expected term (years)	1.5
Stock price	$10.90
Estimated volatility	60.0%
NOTE 9 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Members of ScanTech Identification Beam Systems, LLC
Opinion on the Financial Statements
We have audited the accompanying balance sheets of ScanTech Identification Beam Systems, LLC (the Company) as of December 31, 2023 and 2022, and the related statements of operations, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, the Company has no revenue, its business plan is dependent on the completion of a financing transaction, and the Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ UHY LLP
We have served as the Company’s auditor since 2023.
New York, New York
May 13, 2024, except for Note 2, as to which the date is June 28, 2024

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
BALANCE SHEETS
	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$333,084	$92,975
Prepaid expenses	244,030	32,356
R&D tax credit receivable	276,705	398,718
Inventory	249,844	—
Other current assets	163,512	163,215
Total current asset	1,267,175	687,264
Property and equipment, net	82,038	113,439
Total assets	$1,349,213	$800,703
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$3,173,677	$2,141,689
Accrued expenses and other current liabilities	9,421,258	7,847,647
Accrued compensation	1,610,052	2,000,783
Accrued federal tax liability, penalties and interest	5,415,149	4,628,681
Interest payable	12,749,929	11,672,255
Interest payable to related parties	32,599,048	26,307,393
Dividend payable	376,399	329,077
Deferred revenue	1,023,007	—
Derivative liabilities	922,834	1,572,078
Warrant liabilities	22,024,165	5,652,553
Related parties payable	885,041	750,872
Short-term debt, net	21,301,085	12,763,418
Short-term debt from related parties, net	22,346,055	15,514,068
Short-term finance lease liabilities	—	6,356
Total current liabilities	133,847,699	91,186,870
Long-term debt, net	—	34,470
Long-term debt from related parties, net	—	6,586,987
Total liabilities	$133,847,699	$97,808,327
Commitments and contingencies (Note 14)
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.68 per unit and $2.47 per unit as of December 31, 2023 and 2022, respectively	26,686,397	$24,651,442
Members’ deficit
Series A units, 245,300 units authorized, 245,300 units issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Series B units, 191,054,871 units authorized, 9,906,827 and 9,590,106 units issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Series C units, 1,748,264 units authorized, 1,584,327 and 1,336,067 units issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Additional paid-in capital	—	—
Accumulated deficit	(159,184,883)	(121,659,065)
Total members’ deficit	(159,184,883)	(121,659,065)
Total liabilities and members’ deficit	$1,349,213	$800,703
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF OPERATIONS
	For the Year Ended December 31,
	2023	2022
Operating expenses:
General and administrative expenses	$6,283,770	$1,503,506
Research and development expenses	3,238,925	2,894,864
Depreciation and amortization	36,634	52,545
Total operating expenses	9,559,329	4,450,915
Loss from operations	(9,559,329)	(4,450,915)
Other income (expense):
Interest expense	(10,251,094)	(8,682,782)
Change in fair value of derivative liabilities	649,244	(281,845)
Change in fair value of warrant liabilities	(16,371,612)	(1,873,658)
Gains from extinguishment of debt	—	9,712
Total other income (expense):	(25,973,462)	(10,828,573)
Net loss	$(35,532,791)	$(15,279,488)
Net loss per unit:
Basic and diluted	$(0.20)	$(0.26)
Weighted average number of units:
Basic and diluted	188,579,085	67,134,921
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF MEMBERS’ DEFICIT
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable
	Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2021	245,300	$—	9,472,482	$—	1,336,067	$—	$—	$(104,463,427)	$(104,463,427)
Adjustment to shareholder receivables	—	—	—	—	—	—	(5,715)	—	(5,715)
Stock-based compensation	—	—	117,624	—	—	—	17,395	—	17,395
Preferred A Unit dividend	—	—	—	—	—	—	(11,680)	(1,916,150)	(1,927,830)
Net loss	—	—	—	—	—	—	—	(15,279,488)	(15,279,488)
Balance as of December 31, 2022	245,300	$—	9,590,106	$—	1,336,067	$—	$—	$(121,659,065)	$(121,659,065)
Adjustment to shareholder receivables	—	—	—	—	—	—	(10,116)	—	(10,116)
Stock-based compensation	—	—	316,722	—	248,260	—	99,365	—	99,365
Preferred A Unit dividend	—	—	—	—	—	—	(89,250)	(1,993,027)	(2,082,277)
Net loss	—	—	—	—	—	—	—	(35,532,791)	(35,532,791)
Balance as of December 31, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(159,184,883)	$(159,184,883)
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2023	2022
OPERATING ACTIVITIES
Net loss	$(35,532,791)	$(15,279,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36,634	52,545
Stock-based compensation expense	99,365	17,395
Gain from extinguishment of debt	—	(9,712)
Interest expense	149,184	150,775
Change in fair value of derivative liabilities	(649,244)	281,845
Change in fair value of warrant liabilities	16,371,612	1,873,658
Change in operating assets and liabilities:
R&D tax credit receivable	122,013	119,735
Prepaid and other current assets	(211,971)	(1,413)
Inventory	(249,844)	—
Accounts payable	1,031,988	42,654
Accrued liabilities	1,815,775	(29,371)
Accrued compensation	(390,730)	(462,604)
Accrued federal tax liability, penalties and interest	786,468	952,190
Interest payable	3,595,142	3,207,417
Interest payable to related parties	6,435,287	5,323,309
Deferred revenue	1,023,007	—
Payable to related parties	134,169	82,051
Net cash (used in) operating activities	(5,433,935)	(3,679,014)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(5,233)	(53,932)
Net cash (used in) investing activities	(5,233)	(53,932)
FINANCING ACTIVITIES
Proceeds from loans	6,216,732	3,855,000
Principal payments on finance lease liabilities	(6,651)	(12,519)
Repayment of loans	(520,688)	(26,855)
Adjustment to shareholder receivables	(10,116)	(5,715)
Net cash provided by financing activities	5,679,277	3,809,911
Net increase in cash during period	240,109	76,965
Cash, beginning of period	92,975	16,010
Cash, end of period	$333,084	$92,975
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Conversion of interest payable to debt	$2,661,100	$(88,000)
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — Description of Organization and Business Operations
Organization and Nature of Operations
ScanTech Identification Beam Systems, LLC (the “Company”), formed in 2011, is developing and deploying security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. It has developed a proprietary Computed Tomography scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
Since inception, the Company’s operations have been focused primarily on research and development, product testing, sales and marketing, as well as raising capital to support its domestic and international certification efforts.
On September 8, 2023, the Company signed a definitive Business Combination Agreement with Mars Acquisition Corp. (“Mars”) (Nasdaq: MARX). The combined company is expected to have an estimated post- transaction enterprise value of $110 million, consisting of an estimated equity value of $197.5 million and $48 million in net cash, assuming no redemptions by Mars’ public shareholders. On January 24, 2024, Mars experienced a partial redemption of $51 million. Net cash will come from Mars’ approximately $22 million of cash in trust (assuming no additional shareholder redemptions) and any third-party capital the Company is able to raise through the SPAC transaction.
Going Concern Consideration
As of December 31, 2023, the Company had $333,084 in cash, a significant working capital deficit of $132,580,524 and accumulated deficit of $159,184,883. For the year ended December 31, 2023, the cash flow used in operating activities was $5,433,935. The Company has no revenue as of the balance sheet date. The Company’s business plan is dependent on several factors, including securing customer agreements, achieving the Transportation Safety Administration’s APSS 6.2 certification, of which are uncertain to occur, and raising capital to fund operations. On September 8, 2023, the Company signed a business combination agreement (“Merger Agreement”) with Mars, a special purpose acquisition company. The Company’s strategic plan includes its business combination with Mars to assist the Company in its efforts to raise capital and grow its business.
The Company expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful.
As discussed in Note 12, most of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the Balance Sheets. Our operating losses raise substantial doubt about our ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2023 and 2022 with respect to this uncertainty.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For 30 months, the majority of our funding has been advances from Seaport Group LLC Profit Sharing Plan (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of December 31, 2023 and 2022, our cash balance was $333,084 and $92,975, respectively. Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
As a result of the foregoing, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern for one year from the date the financial statements are issued.
NOTE 2 —  Restatement and Other Corrections of Previously Issued Financial Statements
The Company’s management completed an analysis in June 2024 and concluded $7,625,000 of the accrued expenses relating to the fiscal year ended December 31, 2019, were improperly excluded during the year ended December 31, 2019. Through this analysis, the Company concluded that a liability to a vendor was probable and reasonably estimable, and therefore it should have been accrued as at year ended December 31, 2019. Management prepared a quantitative and qualitative analysis of this error, in accordance with the U.S. SEC Staff’s Accounting Bulletin Nos. 99, Materiality, and 108, Quantifying Misstatements, and concluded the impact of the error is material to the Company’s previously reported interim financial statements as of the periods ended June 30, 2023 and September 30, 2023 and the annual financial statements as of and for the years ended December 31, 2023, 2022 and 2021. As a result, the accompanying financial statements as of and for the years ended December 31, 2023 and 2022 and related notes thereto, have been restated or revised, as applicable, to correct the error.
A description of the errors and their impacts on the previously issued financial statements are included below. The correction of the error had no impact on the statements of operations or statements of cash flows previously presented. The statements of members’ equity for the periods previously reported where impacted by the change in accumulated deficit and total members’ deficit as shown in the tables below.
	Year Ended December 31, 2023
	As Previously Reported	Adjustment	As Restated
Total assets	$1,349,213	$—	$1,349,213
Accrued expenses and other current liabilities	1,796,258	7,625,000	9,421,258
Total current liabilities	126,222,699	7,625,000	133,847,699
Total liabilities	126,222,699	7,625,000	133,847,699
Accumulated deficit	(151,559,883)	(7,625,000)	(159,184,883)
Total members’ deficit	(151,559,883)	(7,625,000)	(159,184,883)
	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Restated
Total assets	$800,703	$—	$800,703
Accrued expenses and other current liabilities	222,647	7,625,000	7,847,647
Total current liabilities	83,561,870	7,625,000	91,186,870
Total liabilities	90,183,327	7,625,000	97,808,327
Accumulated deficit	(114,034,065)	(7,625,000)	(121,659,065)
Total members’ deficit	(114,034,065)	(7,625,000)	(121,659,065)

	Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Restated
Total assets	$840,673	$—	$840,673
Accrued expenses and other current liabilities	252,018	7,625,000	7,877,018
Total current liabilities	71,823,322	7,625,000	79,448,322
Total liabilities	74,911,664	7,625,000	82,536,664
Accumulated deficit	(96,838,428)	(7,625,000)	(104,463,428)
Total members’ deficit	(96,838,428)	(7,625,000)	(104,463,428)
	Nine Months Ended September 30, 2023 (unaudited)
	As Previously Reported	Adjustment	As Restated
Total assets	$734,469	$—	$734,469
Accrued expenses and other current liabilities	197,030	7,625,000	7,822,030
Total current liabilities	119,234,564	7,625,000	126,859,564
Total liabilities	119,234,564	7,625,000	126,859,564
Accumulated deficit	(144,658,261)	(7,625,000)	(152,283,261)
Total members’ deficit	(144,658,261)	(7,625,000)	(152,283,261)
	Six Months Ended June 30, 2023 (unaudited)
	As Previously Reported	Adjustment	As Restated
Total assets	$824,638	$—	$824,638
Accrued expenses and other current liabilities	204,479	7,625,000	7,829,479
Total current liabilities	111,435,401	7,625,000	119,060,401
Total liabilities	111,452,518	7,625,000	119,077,518
Accumulated deficit	(136,268,316)	(7,625,000)	(143,893,316)
Total members’ deficit	(136,268,316)	(7,625,000)	(143,893,316)
NOTE 3 — Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.

Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. On January 1, 2023, we adopted ASU No. 2016-13 with no material impact to our financial condition, results of operations or cash flows.
Changes in Accounting Policies
The Company has consistently applied the accounting policies described in this Note 3 to all periods presented in these financial statements.
Risks and Uncertainties
The Company is currently in the development stage and has not yet commenced principal operations or generated revenue. The development of the Company’s projects is subject to a number of risks and uncertainties including, but not limited to, the receipt of the necessary permits and regulatory approvals, the availability and ability to obtain the necessary financing for the manufacturing and development of projects.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Cash and cash equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits with major financial institutions over the FDIC limit. There were no cash equivalents as of December 31, 2022. The Company’s exposure as of December 31, 2023 was $43,949.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1
Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company reviews the fair value hierarchy classification on an as needed basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy in the appropriate period in which the actual event or change in circumstances that caused the transfer to occur.
Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepaid expenses and other current assets, R&D tax credit receivable, accounts and other payables, accrued expenses, related parties payable, short-term bank borrowings, and current finance lease liabilities, approximate their recorded values due to their short-term maturities.
Prepaid expenses and other current assets
Prepaid expenses consist primarily of prepaid insurance premiums and retainers for services. Other current assets consist primarily of employee cash advances and security deposits.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs, and minor replacements are charged to expense as incurred. Depreciation on property and equipment is recorded using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations in the period realized.
We evaluate our long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, or when changes in other circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is the enterprise level (“the Company”). The assets of the Company with indicators of impairment are evaluated for recoverability by comparing its undiscounted future cash flows with its carrying value. If the carrying value is greater than the undiscounted future cash flows, we then measure the asset’s fair value to determine whether an impairment loss should be recognized. If the resulting fair value is less than the carrying value, an impairment loss is recognized for the difference between the carrying value and the estimated fair value. Impairment losses on property and equipment are recorded as a component of SG&A. There are no impairment charges for the years ended December 31, 2023, and December 31, 2022.
Inventories
Inventory is valued at the lower of cost or net realizable value. Costs include materials and direct labor on a first-in-first-out basis. We review inventory quantities on hand and record provisions for estimated excess, slow moving, and obsolete inventory. The evaluation of the carrying value of our inventories takes into consideration such factors as historical and anticipated future sales compared to quantities on hand and the prices we expect to obtain for products. We adjust excess and obsolete inventories to net realizable value, and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues. See Note 9 — Inventories for further details.
Leases
The Company accounts for leases under Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The core principle of this standard is that a lessee should recognize the assets and liabilities that arise from leases, by recognizing in the Balance Sheets a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.
The Company recognizes right-of-use (ROU) assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of December 31, 2023, the Company has only an operating lease. As of December 31, 2022, the Company has both finance and operating leases.
The Company’s right-of-use asset relates to two forklifts, which include an option to purchase at the end of the leases. Both leases had bargain purchase options that were exercised. The Company’s lease agreement does not contain residual value guarantees or material restrictions or covenants.
The Company’s leases are capitalized at the present value of the minimum lease payments not yet paid. The Company uses either the rate implicit in the lease, if readily determinable, or the Company’s incremental borrowing rate for a period comparable to the lease term in order to calculate net present value of the lease liability.
Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company has one short term operating lease for the Company’s combined office and warehouse facility located in Buford, Georgia as of December 31, 2023.
Revenue Recognition
The Company’s revenues are derived primarily from the sale of hardware. The Company recognizes its revenues net of any value-added or sales tax.
The Company sells a high proportion of its baggage scanning systems to a limited number of distributor customers. Baggage scanning systems including fixed gantry detector and image-processing units and conveyance systems are sold as a combined baggage scanning system. Training services designed to enable distributor customers to service baggage scanning systems they sell to end users of such systems. Distributor agreements also include a restocking fee which is applicable until control of goods transfers (at shipping point).
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, a performance obligation is satisfied.

Contracts and Performance Obligations
The Company accounts for a contract with a customer when there is an approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. The Company’s performance obligations consist mainly of transferring control of products identified in the contracts or purchase orders. For each contract, the Company considers the obligation to transfer products and services to the customer, which are distinct, to be performance obligations.
Transaction Price and Allocation to Performance Obligation. Transaction prices of products or services are typically based on contracted rates.
If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation could be sold separately.

Recognition of Revenue
Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the promised products or services is transferred to customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer.
Product revenue is generally recognized when the customer obtains control of the Company’s product, which occurs at a point in time, upon shipment based on criteria evaluated below:
•
The customer does not simultaneously receive and consumes the benefits provided by the entity’s performance as the entity performs.

•
The Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced.

•
The Company’s performance creates an asset with an alternative use to the entity.

Principal vs. Agent
When our products and services are sold to distributors, we assess whether or not we are acting as a principal or an agent in the arrangement. The assessment is based on whether we control the specified products and services at any time before they are transferred to the customer. We have determined that in our transactions with distributors, we act as a principal based on criteria evaluated below:
•
The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

•
The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

•
The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.

We act as principal in all transactions and thus record the gross amount when earned.
Restocking fees
Restocking fees for goods expected to be returned are included in the estimate of the transaction price at contract inception and recorded as revenue when control of the good transfers. Restocking costs are recorded as a reduction of the amount of the return asset when control of the good is transferred to the customer. There were no goods expected to be returned at contract inception.
Disaggregation of Revenue
Revenue is disaggregated from contracts between geography and by reportable operating segment, which the Company believes best depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors.
Contract Balances
Contract liabilities are included within the deferred revenues in the Balance Sheets. The Company does not have any material contract assets.
Contract liabilities	In US$
Balance as of December 31, 2022	—
Additions during the year	1,023,007
Balance as of December 31, 2023	1,023,007
Deferred revenue represents the Company’s obligation to transfer goods or services to its customers for which it has already received consideration (or the amount is due) from the customer. The Company’s deferred revenue balance primarily relates to contract advances.

The Company has not recognized any revenue from contracts with customers during the years ended December 31, 2023 and 2022.
Research and Development
Research and development costs for prototype scanning machines were expensed as incurred because they have no alternative future use beyond their current testing programs and therefore no economic benefit in the future. Labor costs, including salaries, employee benefits, payroll taxes, third-party contractor expenses, were expensed as incurred.
Unit-Based Compensation
The Company’s 2012 Equity Incentive Plan (the “2012 Plan”) and 2018 Equity Incentive Plan provide for noncash equity-based compensation through the grant of Series C units. In addition, the Company has issued Series B units as compensation to advisors and vendors. Unit-based compensation is based on the fair value of the member units on the grant date, as determined using an option pricing method (“OPM”). The OPM considers the various terms that would affect the distributions to each class of equity based upon the estimated total equity value of the Company on the grant date, the estimated timing of a future liquidity event including probabilities of different events occurring, the level of seniority among the different classes of securities, dividend policy, and the contractual conversion ratios. In addition, the method implicitly considers the effect of the liquidation preferences as of the estimated future liquidation event and date. Under the OPM, each class of equity is modeled as a call option with a distinct claim on the total equity value of the Company. The characteristics of each class of security, including but not limited to any liquidation preference of the preferred units, determine the class of security’s’ claim on the equity value.
Net loss per unit
The Company computes basic net loss per unit by dividing net loss attributable to members by the weighted average number of units outstanding. Diluted loss per unit is computed by giving effect to all potentially dilutive issuances of units using the treasury stock method for warrants and the if-converted method for convertible notes. When the Company incurs a net loss, the effect of the Company’s outstanding warrants and convertible notes are not included in the calculation of diluted loss per unit as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per unit is identical.
NOTE 4 — Net Loss Per Unit
The Company has issued Series A, Series B and Series C units, as discussed in Note 16 — Members’ Deficit. Series A units are entitled to a preferred rate of return and Series C units are equivalent to profits interests. Only Series B units have voting rights. All Series B and Series C units are used in the computation of net loss per unit.
The Company has issued a number of warrants, exercisable at $0.01 per unit at any time from the warrant agreement execution dates to the exercise period end dates. Depending on the warrant agreement, the exercise period varies from seventh to tenth anniversary of the warrant agreement execution date. There were 181,148,044 and 62,828,562 warrants outstanding as of December 31, 2023, and 2022, respectively. Given the nominal exercise price, penny warrants are considered to be outstanding in the context of basic earnings per share, and thus the units are included in the computation of basic and diluted earnings per unit as of December 31, 2023, and 2022, respectively. However, the puttable warrants associated with the Bay Point note in the amounts of 3,839,359 and 6,562,642 are anti-dilutive for the year ended December 31, 2023, and 2022, respectively. Therefore, the Bay Point warrants are excluded from the calculation of diluted net loss per unit for the years ended December 31, 2023, and 2022, respectively.

The following table sets forth the computation of the Company’s basic and diluted loss per unit:
	Year Ended December 31,
	2023	2022
Numerator:
Net (loss)	$(35,532,791)	$(15,279,488)
Dividend	(2,082,277)	(1,927,830)
Earnings available for common units	$(37,615,068)	$(17,207,318)
Denominator:
Weighted average common units outstanding (basic)	188,579,085	67,134,921
Dilutive effect of potential membership units	—	—
Weighted average common units outstanding (diluted)	188,579,085	67,134,921
Basic earnings per unit	$(0.20)	$(0.26)
Diluted earnings per unit	$(0.20)	$(0.26)
Series A units, some of which are redeemable and some of which are nonredeemable, are excluded in the net loss per unit calculation above as they are not participating units. Series C units are non-voting units. These units are included in the basic and diluted weighted Series B units and Series C units outstanding calculation above. Warrants are also included in the above calculation of basic and diluted weighted average Series B units and Series C units outstanding because they are fully exercisable at any time by the holders.
NOTE 5 — Property and Equipment, Net
Property and equipment, net as of December 31, 2023 and 2022 consists of the following:
	Estimated useful life	December 31, 2023	December 31, 2022
Finance lease ROU asset	4 – 5 years	$33,662	$33,662
Computers and equipment	3 – 5 years	162,386	175,011
Less: Accumulated depreciation and amortization		(114,010)	(95,234)
Property and equipment, net		$82,038	$113,439
Depreciation and amortization were $36,634 and $52,545 for the years ended December 31, 2023, and 2022, respectively. Two assets in the amount of $17,858 were disposed of in the year ended December 31, 2023. Three assets in the amount of $132,281 were disposed of in the year ended December 31, 2022. During the years ended December 31, 2023, and 2022, the Company focused primarily on research and development which were expensed as incurred as the costs had no alternative future use.
NOTE 6 — Research and Development (R&D) Tax Credit Receivable
The Company accounts for Georgia R&D tax credits as current assets on its Balance Sheets. Georgia R&D tax credits are calculated at the time of annual state income tax filing and considers R&D tax credits to be assets once the Georgia Department of Revenue approves the R&D tax credit calculation. The Company is permitted to elect to apply credits to future state employee payroll withholding or income taxes. When the Company elects to apply R&D tax credits to employee payroll withholding, application of R&D tax credits reduces the liability for employee payroll withholding for the quarter in which such tax credits are applied.

The following table summarizes the activity related to the Company’s R&D tax credits:
Balance as of January 1, 2022	$518,453
Additions for current year tax credits earned	—
Tax credits applied	(119,735)
Balance as of December 31, 2022	$398,718
Additions for current year tax credits earned	—
Tax credits applied	(122,013)
Balance as of December 31, 2023	$276,705
NOTE 7 — Related Party Transactions
ScanTech/IBS IP Holding Company, LLC
The Company licenses certain key intellectual property from ScanTech/IBS IP Holding Company, LLC (“ScanTech IP Holdco”). The license agreement between ScanTech IP Holdco and the Company provides for a perpetual, royalty free license and survivability in the event of a Chapter 11 bankruptcy of ScanTech IP Holdco. ScanTech IP Holdco has no employees and is a manager-managed LLC. John Redmond and Dolan Falconer are the controlling managers of ScanTech IP Holdco. As of December 31, 2023, and 2022, there were no liabilities or payables owed to ScanTech IP Holdco from the Company and there were no receivables due to the Company from ScanTech IP Holdco.
John Redmond
Azure, LLC (“Azure”) and NACS, LLC (“NACS”) have certain outstanding notes with the Company, all of which are secured by the assets of the Company. Azure and NACS are controlled by Mr. Redmond, the Chairman of the Board of Directors. As of December 31, 2023, and 2022, the Company’s outstanding loan balances with these entities, including accrued interest, were approximately $54.3 million and $47.9 million, respectively.
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). The 2013 Note was amended on June 1, 2016, to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1.00 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018.
The conversion feature did not meet the definition of a derivative and did not contain a significant premium. Therefore, the Company did not account for the conversion feature separately. John Redmond also has an intercreditor agreement with the Seed financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions. The drag-along conversion rights were deemed to be a contingent conversion feature, which would not require recognition until the contingency is met. The drag-along conversion rights also did not meet the definition of a derivative.
The following table lists the accrued interest and principal balances of the notes issued to related parties associated with John Redmond, the Company’s Chairman.
	As of December 31, 2023			As of December 31, 2022
Entity	Interest Payable	Principal Payable	Total	Interest Payable	Principal Payable	Total
Azure, LLC	$1,904,740	$6,831,987	$8,736,727	$860,133	$6,586,987	$7,447,120
NACS, LLC	20,939,396	11,493,949	32,433,345	17,288,998	11,493,949	28,782,947
Assumed notes	9,385,014	3,770,119	13,155,133	7,874,215	3,770,119	11,644,334
Total	$32,229,150	$22,096,055	$54,325,205	$26,023,346	$21,851,055	$47,874,401
Mr. Redmond also paid expenses on behalf of the Company which were not included as principal balance in any of Mr. Redmond’s outstanding loans. As of December 31, 2023, and 2022, Mr. Redmond’s outstanding expense advances were $0.7 million and $0.6 million, respectively. These items are presented in the Balance Sheets under the caption of related parties payables.
On October 25, 2021, the Company issued Mr. Redmond a warrant to acquire a number of membership interests equal to 3.0% of issued and outstanding Series B units at a purchase price of $0.01 per unit. On the same date, the Company issued Mr. Redmond a warrant to acquire 1.333% of issued and outstanding Series B units at a purchase price of $0.01 per unit. The Company determined that neither of the warrants was indexed to the entity’s own equity, and therefore they should not be classified as equity. As such, these warrants were accounted for as liabilities.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note were $698,027 and $601,356 as of December 31, 2023 and 2022, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note were $465,351 and 400,904 as of December 31, 2023, and 2022, respectively.
As of December 31, 2023, and 2022, the Company was in default on all notes held by NACS and Mr. Redmond but was not in default on the notes held by Azure.
Dolan Falconer
Mr. Falconer, the CEO of the Company, paid for certain expenses on behalf of the Company. In addition, the Company owes Mr. Falconer deferred compensation of $929,646 and $840,134 as of December 31, 2023 and 2022, respectively and related party expenses of $188,136 and $132,732 as of December 31, 2023 and 2022, respectively. The amounts were presented in the Balance Sheets under the caption of accrued compensation.
On June 1, 2023, the Board of Director of the Company approved the accelerated vesting of the remaining unvested 2.25% of Series C membership interests previously approved and awarded to Mr. Falconer in 2014. As a result of this decision, 248,260 units of Series C membership interests were fully vested to Mr. Falconer. The 248,260 units were valued at $0.41 per unit at the grant date of April 1, 2014, resulting in a total value of $101,787. This amount was recorded as stock compensation expense on June 1, 2023.
Ben DeCosta
Mr. DeCosta is a member of the Board of Directors of the Company. Mr. DeCosta has an outstanding promissory note with the Company with a principal balance of $250,000 and a stated interest rate of 15% per annum. As of December 31, 2023, and 2022, the balance of Mr. DeCosta’s promissory note were $619,897 and $534,047, respectively, including all principal and unpaid accrued interest. The principal of $250,000 was presented in the Balance Sheets under the caption of short-term debt from related parties, net. The interest payables in the amount of $369,897 and $284,047 as of December 31, 2023, and 2022, respectively, were presented in the Balance Sheets under the caption of interest payable to related parties.
Alice Wilson
Mrs. Wilson is the sister of Mr. Falconer. Mrs. Wilson has extended an expense advance on behalf of the Company. The balance of Mrs. Wilson’s expense advance as of December 31, 2023 and 2022 was $20,000. The amount was presented in the Balance Sheets under the caption of related parties payable.
NOTE 8 — Leases
The Company has two finance leases for forklifts, with one lease expired in September 2022 and the other expired in August 2023. Both leases had bargain purchase options that were exercised at the end of the leases. The two forklift leases as of the effective date were classified as finance leases.

Management utilized a valuation specialist to determine the Company’s incremental borrowing rate. The valuation analysis looked at preferred return rates for the Series A units (which are a debt-like security similar to mezzanine financing) and the Company’s cost of borrowing and adjusted for the spread between CCC and B rated corporate bonds. This resulted in an incremental borrowing rate of 16.45%.
On June 27, 2023, the Company entered into a twelve-month operating lease with VJ Properties, LLC for combined office, workshop, manufacturing and warehouse space located in Buford, Georgia. As of December 31, 2023, the Company had one operating lease. The Company currently pays a rent of $11,750 per month for the leased space located in Buford, Georgia. Since this lease has a lease term of 12 months and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, it is considered a short-term lease. The Company elects not to apply the recognition requirements of ASC 842 to short-term leases. By electing this practical expedient, short-term leases do not need to be reported on the Balance Sheets.
The components of lease expense were as follows:
	December 31, 2023	December 31, 2022
Amortization of ROU Assets – Finance Leases	$5,160	$9,305
Interest on Lease Liabilities – Finance Leases	294	1,886
Short-term Lease Cost	141,000	125,700
Total Lease Cost	$146,454	$136,891
Supplemental Balance Sheets information related to leases was as follows:
	December 31, 2023	December 31, 2022
Finance lease ROU assets, gross	$33,662	$33,662
Accumulated amortization	(33,662)	(28,503)
Finance lease ROU assets, net	—	5,159
Finance lease liabilities, current portion	—	6,355
Finance lease liabilities, less current portion	—	—
Total financing lease liabilities	$—	$6,355
	December 31, 2023	December 31, 2022
Weighted Average Lease Term – Finance Leases	0.00 year	0.61 year
Weighted Average Discount Rate – Finance Leases	0.00%	16.45%
NOTE 9 — Inventories
Inventory is valued at the lower of cost or net realizable value. Costs include materials and direct labor, and is computed on a first-in-first-out basis. The Company evaluates the carrying value of its inventories taking into consideration of anticipated future sales compared to quantities on hand and the prices the Company expects to obtain for products in its various markets. The Company adjusts excess and obsolete inventories to net realizable value and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues. As of December 31, 2023, there was no revenue recognized and the associated cost of revenues was also equal to zero based on the matching principle under the U.S.GAAP.

The following table summarizes the Company’s inventories, net:
	December 31, 2023	December 31, 2022
Raw materials and parts	$182,455	$—
Work-in-progress	$—	$—
Finished goods	$67,389	$—
Total inventories	$249,844	$—
NOTE 10 — Federal Tax Liability, Penalties and Interest
From the first quarter of 2017 through October 31, 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its Balance Sheets that amounted to $5.42 million and $4.63 million as of December 31, 2023 and 2022, respectively. The Company has devised and implemented a plan to become compliant in its obligations, including hiring appropriate counsel, preparing and filing appropriate historical filings, making payments, and engaging in discussions with appropriate parties, including the IRS. There can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may not have sufficient funds available for. In addition, willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against the Company and management for failure to remit payroll taxes to the IRS.
The failure to deposit penalty and associated interest was calculated and recorded in Balance Sheets under the caption of accrued federal tax liability, penalties and interest.
From December 15, 2023 to December 31, 2023, the Company filed the federal tax returns on time on form 941, 943 and 944 to report income taxes withheld and payroll taxes withheld from employee wages and paid in full to IRS for the employee taxes withheld and the employer portion of the payroll taxes for the then current payroll periods.
Please see Note 18 — Subsequent Events for more information.
NOTE 11 — Unit-Based Compensation
The 2012 Plan has an aggregate authorized limit of 15% of Series C units outstanding at any given time. The total authorized Series C units were 1,748,264 and 1,670,724 as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, there were 1,584,327 and 1,336,067 units of Series C membership interests issued and outstanding, respectively.
On June 1, 2023, the Company’s Board of Directors approved the accelerated vesting of 248,260 Plan units to its CEO, Mr. Dolan Falconer, and the 248,260 units were fully vested immediately. No units were awarded under the Plan as of December 31, 2022.

The following table presents a summary regarding Series B units issued as compensation to advisors and vendors:
	Total Units	Weight-Average Grant Date Fair Value Per Share
Nonvested as of December 31, 2021	—	$—
Granted	353,203	0.01
Vested	(117,624)	0.01
Forfeited	—	—
Nonvested as of December 31, 2022	235,580	$—
Granted	81,142	0.14
Vested	(316,722)	0.04
Forfeited	—	—
Nonvested as of December 31, 2023	—	$—
NOTE 12 — Fair Value Measurements
Derivative Instruments:   Derivative instruments that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.
Warrant Liabilities:   Warrant liabilities that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such warrant instruments are included in Level 3.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, respectively, and indicates the fair value hierarchy of the valuation inputs the Company utilized.
Description	Level	December 31, 2023	December 31, 2022
Liabilities
Warrant liabilities	3	$22,024,165	$5,652,553
Derivative Liabilities	3	$922,834	$1,572,078
The Company has determined that the warrants associated with notes are subject to treatment as a liability as the warrants for units of the Company are not indexed to its own membership interests. The warrants are subject to remeasurement at each Balance Sheet date and any change in fair value is recognized as a component of other expense on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the common unit warrants will be reclassified to additional paid-in capital.
NOTE 13 — Debt and Warrant Liabilities
All of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the Balance Sheets as of December 31, 2023. A few notes issued by a certain service provider in exchange for a payable for services, and certain indebtedness issued to Azure, Bay Point Capital Partners, LP and aforementioned service provider were long-term debt as of December 31, 2022. Long-term debt was amounted to $6,621,457 in aggregate on principal and accrued interest as of December 31, 2022. Interest expense includes the interest on the notes and amortization of any original issue discounts, which includes debt issuance costs and the relative fair value of warrants issued contemporaneously with certain notes.
All of our indebtedness is secured by a continuing security interest in all of our property and assets.

	Maturities	Effective Rate	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Seaport notes	2023	12%	12,670,200	4,681,000
John Redmond notes	2018 – 2024	12.00% – 14.50%	22,096,055	21,851,055
Catalytic notes	2020	12%	1,563,796	1,421,633
Seed financing notes	2024	12%	6,503,456	6,424,145
Bay Point notes	2023	15%	813,633	670,000
Total Principal			$43,647,140	$35,047,833
Unamortized discount, including debt issuance costs			—	(148,890)
Accrued interest (compounded)			45,348,977	37,979,648
Total debt			$88,996,117	$72,878,591
Reported as:
Short-term debt			$88,996,117	$66,257,134
Long-term debt			—	6,621,457
Total			$88,996,117	$72,878,591
John Redmond notes
NACS note
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). Principal and accrued interest may be prepaid in whole or in part at any time without penalty. The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018. FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company identified certain conversion features which it evaluated for bifurcation and determined that no bifurcation of these embedded or conversion features was required as the net settlement provision was not met.
The NACS note is subordinated to Seaport and has collateral security rights with ScanTech.
The principal and accrued interest on the NACS note was $32,433,345 and $28,782,947 as of December 31, 2023 and 2022, respectively.
Azure notes
The Company has issued multiple notes to Azure, which is an affiliate of and controlled by John Redmond. These notes are pari-passu in capital seniority with NACS:
Issuance date	Maturities	Interest Rate	Principal and Accrued Interest
			For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
January 1, 2021	March 31, 2024	12.00%	$985,227	$874,339
January 1, 2021	March 31, 2024	12.00%	$4,803,224	$4,020,239
October 25, 2021	March 31, 2024	14.50%	$547,938	$474,391
October 25, 2021	March 31, 2024	14.50%	$1,232,860	$1,067,379
October 1, 2022	March 31, 2024	14.50%	$1,167,478	$1,010,773

Assumed notes
On September 12, 2012, the Company issued to another party a note with a principal balance of $3,270,119, an interest rate of 8% per annum, a default interest rate of 12% and a maturity date of December 31, 2018. The note was subsequently acquired from the original noteholder by NACS. Principal and accrued interest on the note as of December 31, 2023 and 2022 were $11,991,755 and $10,642,073, respectively.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01. Mr. Redmond may exercise the warrant at any time and from time to time, in whole or in part (but not as to a fractional unit). If at any time any of the principal and interest outstanding on the senior secured promissory notes issued by the Company and held by NACS is converted into any equity membership interests in the Company, the warrant will be deemed to have opted to exercise, without any further action on its part, the same proportionate amount of this warrant as that portion of the NACS notes converted by NACS. Principal and accrued interest on the note as of December 31, 2023 and 2022 were $698,027 and $601,356, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of December 31, 2023 and 2022 were $465,351 and $400,904, respectively.
Seaport notes
On July 17, 2019, the Company issued a note to Seaport Group LLC Profit Sharing Plan (“Seaport”) with an interest rate of 12% and a maturity date of August 31, 2019. As subsequently amended, the note provides for a maximum principal amount of $4,500,000. As amended, the note contains a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000.
On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for a new principal loan amount of $7,853,008, a maximum loan amount of $10,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised, or the principal and accrued interest of the Seaport Note are paid in full.
Pursuant to the loan amendment agreement executed on December 1, 2023, on September 28, 2023, the total accrued and unpaid interests in the amount of $500,853 were rolled into the principal in the amount of $10,170,000 at the time to reach at an aggregate principal amount of $10,670,853. On December 31, 2023, the total accrued and unpaid interests in the amount of $352,725 were rolled into the principal in the amount of $12,317,475 at the time to reach at an aggregate principal amount of $12,670,200 as of December 31, 2023.
Pursuant to an intercreditor agreement, Seaport note is senior in priority of payment to notes issued to NACS and John Redmond. The principal and accrued interest on the note were $12,670,200 and $6,252,014 as of December 31, 2023, and 2022, respectively.
Catalytic note and warrant
On January 23, 2019, the Company issued a note to Catalytic Holdings I LLC (“Catalytic”) with an interest rate of 12.0% accruing from March 15, 2019, a principal amount of $1,080,000 and a maturity date of April 30, 2019. The principal amount of this note is subject to a 20% original issue discount. As a result, the Company received cash in the amount of $900,000. Principal and accrued interest on the note as of December 31, 2023 and 2022 were $2,221,321 and $1,983,322, respectively.
In January 2019, the Company also issued a warrant to Catalytic. As amended, the warrant entitles Catalytic to purchase 2.0% of the units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the warrant issue date.
On June 26, 2019, the Company entered into a consulting agreement with Alchemy Advisory LLC (“Alchemy”), a subsidiary of Catalytic. In exchange for the business and strategic advice service from Alchemy, the Company agreed to issue to Alchemy warrants which grant Alchemy the ten-year right to purchase membership interests representing voting common stock of the Company with a per share exercise price of $0.01 per unit and representing 1.0% of the outstanding common membership interests and membership interest equivalents of the Company.
On May 18, 2023, Catalytic Holdings I LC was awarded a summary judgment against the Company in Company Kings County New York state court. On July 14, 2023, Catalytic notified ScanTech that it would be presenting the court a proposed order for settlement of its summary judgment, scheduled with the court on August 7, 2023. The proposed order was in the amount of $1,563,796 in satisfaction of Catalytic’s indebtedness with the Company. On September 7, 2023, the court granted Catalytic both the order and judgment amount of $1,563,796 plus accruing interest at a rate of 12% per annum from October 6, 2020. These amounts are consistent with the amounts on the Company’s Balance Sheets.
Bay Point note and warrant
On August 22, 2018, the Company issued a promissory note to Bay Point Capital Partners, LP (“Bay Point”), with an interest rate of 15%, a default interest rate of 20%, a principal amount of $670,000 and a maturity date of December 1, 2023. Principal and accrued interest on the note as of December 31, 2023 and 2022 were $1,188,921 and $1,080,210, respectively. The Bay Point note is in default.
On August 22, 2018, John Redmond executed an unconditional guaranty of payment agreement with Bay Point. For and in consideration of $10.00, John Redmond unconditionally and irrevocably guarantees to Bay Point the complete payment of the principal in the amount of $420,000 and all other obligations of the Company to Bay Point under the terms of the note or any other documents evidencing, securing or otherwise relating to the note.
In July 2019, the Company issued Bay Point a warrant to purchase 3.5% of the Series B units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the issue date. The warrant may also be converted, in whole or in part, into a number of units (rounded down to the nearest whole number) equal to (i) the fair market value of the warrant or portion thereof being converted divided by (ii) (A) 70% of the most recent pre-money Company valuation that pertains to securities issued in exchange for raising capital, divided by (B) all issued and outstanding Company units or securities at the time the warrant is converted to units. Bay Point has a right to put the warrant to the Company at any time.
On December 15, 2022, the company executed a forbearance agreement with Bay Point. In this agreement, the Company agreed to increase the principal amount owing to Bay Point from $670,000 to $813,633 as of November 20, 2022. In addition to the interest accrued, the Company also agreed to pay Bay Point cumulative legal fees in the amount of $115,000.
In November 2023, the Company further agreed to pay $1,400,000 exit fees, $116,850 legal fees and $89,220 late fees on unpaid interests and principal. The exit fees, legal fees and late fees amounted to $1,606,070 as of December 31, 2023 was recorded in accrued expenses and other current liabilities in Balance Sheets.
Seed financing notes
The Company obtained financing from individual lenders in a principal amount of approximately $6.5 million and issued notes to said lenders with stated interest rates between 7.8% and 12% and default interest rates between 15% and 18% between 2014 and 2022. Each noteholder has a continuing security interest in all of the Company’s property and assets. All such notes were in default as of December 31, 2023 and 2022, except for a note with a small noteholder that matures on September 30, 2024.
Contemporaneously with the issuance of the seed financing notes, the Company issued warrants to purchase Series B units at an exercise price of $0.01 per unit. The warrants typically expire ten years after issuance and are each exercisable for up to approximately 3.0% of the total issued and outstanding Series B units. See Note 17 — Members’ Deficit for further discussion of Series B warrants.
John Redmond also has an intercreditor agreement with the Seed Financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions.
NOTE 14 — Commitments and Contingencies
From time to time, we may be subjected to claims or lawsuits which arise in the ordinary course of business, including the matters described below. Estimates for resolution of legal and other contingencies are accrued when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies.
Tax Matters
From the first quarter of 2017 until October 31, 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its Balance Sheets that amounted to $5.42 million and $4.63 million as of December 31, 2023 and 2022, respectively.
For the payroll period from November 1, 2023, to November 30, 2023, the payments on income taxes withheld and the employee and employer portion of the payroll taxes were made on December 15, 2023. The failure to deposit penalty and associated interest was calculated and recorded in Balance Sheets under the caption of accrued federal tax liability, penalties and interest.
From December 15, 2023, to December 31, 2023, the Company filed the federal tax returns on time on form 941, 943 and 944 to report income taxes withheld and payroll taxes withheld from employee wages and paid in full to IRS for the employee taxes withheld and the employer portion of the payroll taxes for the then current payroll periods.
The Company is subject to a state tax lien from the State of Georgia, Gwinnett County, for the tax years 2019 to 2022, for a total lien amount of $71,486. These liens are secured by business inventory and equipment. The Company intends to settle this amount in full.
The Company is subject to a city tax lien from the City of Buford, Georgia, for the tax years 2018 and 2019, and 2022, in the amounts of $975, $9,955 and $403, respectively.
Charging Order
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security.
The Charging Order specifically mandated that all distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, PC (“EBG”) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest. EBG was legal counsel to ScanTech Holdings and ScanTech Security, two entities that are not related parties for disclosure purposes but have common ownership with ScanTech.
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2022, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including stock or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to York Capital (“York Capital”) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of December 31, 2023 or 2022. Between 2.5% – 5.0% of the proceeds of the Business Combination may be due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
During the fourth quarter 2023, Ellenoff Grossman and Schole LLP (“EGS”), the Company’s legal counsel, agreed to receive delay payments on the service fees for services provided to the Company. As of December 31, 2023, the outstanding payment due was $256,869 and deferral service fee of $553, 554. The fees are contingent upon the Company’s ability to successfully complete the business combination. In the event that the Company is unable to complete the business combination, EGS will not be paid for the services provided.
NOTE 15 — Income Taxes
The Company is a limited liability company that is treated as a partnership for federal and state tax return purposes, in which the responsibility for determining and paying income tax is passed through to its members. The Company analyzes its tax filing positions for all open tax years in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns.
Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expenses and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.

NOTE 16 — Series A Units
Series A Units
As of December 31, 2023 and 2022, the Company had 9,965,000 Series A units authorized and outstanding with a stated value of $1 per unit. Series A Units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder.
Mezzanine Classification
Series A units held by NACS are redeemable at any time if the Company has not carried out either a Qualified IPO or Change of Control (as defined in the ScanTech Operating Agreement). These Series A units are classified as “mezzanine” and are accounted for under the ASC accounting topics as Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.
S99-3A(2) of the SEC’s Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268, an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. If the Company has not carried out either a qualified IPO or a change of control within five years after the date of the NACS Purchase Agreement, which was dated August 2013, NACS may require the Company to redeem any portion of its Series A Units at any time. Accordingly, as the contingent redemption is not solely in control of the Company, the Company determined that the Series A units should be treated as mezzanine equity.
Liquidation Preference
The Series A units rank, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company’s Series B and C units and (ii) junior in priority of payment to the Company’s creditors.
Voting
The Series A units confer no voting rights, except as otherwise required by applicable law.
Other Accounting Matters
FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company performed an evaluation and determined the Series A and the host instrument is more akin to equity. The Company identified certain embedded redemption features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required.
Dividends on redeemable Series A units are included in Accumulated Deficit and accrued in Series A units subject to possible redemption.
As of December 31, 2023 and 2022, the Company had Series A units subject to possible redemption of $26,686,397 and $24,651,442, respectively. This includes the original investment in the amount of $10,000,000.
NOTE 17 — Members’ Deficit
Series A Units
The Company has 245,300 units of Series A units authorized and outstanding as of December 31, 2023 and 2022. Series A units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder, and such holder shall receive priority in distributions with respect to such preferred return.
Holders of the Series A units are not entitled to vote on, or consent to, any matter reserved for vote, or presented for vote, of the members. Series A units are not entitled to receive any distributions other than the preferred return and a return of the capital contributions. Accrued dividends on Series A units are included in Accumulated Deficit and accrued in Dividend Payable.
As of December 31, 2023 and 2022, the Company had accrued dividends payable to Series A unit holders of $376,399 and $329,077, respectively.
Series B Units
The Company has authorized 191,054,871 Series B units. The Series B units entitle the holder to receive a proportionate share of all distributions after payment of the preferred return and the return of capital on the Series A units.
As of December 31, 2023 and 2022, the Company had 9,906,827 and 9,590,106 Series B units outstanding, respectively.
Series C Units
The Series C units are “profits interests” granted to directors, employees and consultants from time to time under the 2012 Plan. Holders of the Series C units do not have voting rights. A number of Series C units equal to fifteen percent (15%) of the total outstanding Series B units and Series C units are reserved for grants under the plan. The allocation and vesting terms of grants of Series C units are determined by the Board of Directors.
As of December 31, 2023 and 2022, there were 1,748,264 of Series C membership interests authorized, and 1,584,327 and 1,336,067 units of Series C membership interests issued and outstanding, respectively.
Warrants and Options
The Company has issued warrants in connection with notes issued between 2014 and 2021. Each warrant entitles the holder to one Series B unit at an exercise price of $0.01 per unit.
Pursuant to a note issued to Seaport in October 2019, as subsequently amended, Seaport has a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000. On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for a maximum loan amount of $13,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised or the principal and accrued interest of the Seaport Note are paid in full.
As of December 31, 2023 and 2022, the Company had 11,491,154 and 10,926,198 B and C units outstanding, respectively. See Note 13 — Debt and Warrant Liabilities, for further discussion of warrants.
NOTE 18 — Subsequent Events
Federal Payroll Tax Liability
From January 1, 2024 to the April 15, 2024, the Company filed the federal tax returns on Form 941, 943 and 944 to report income taxes withheld and payroll taxes withheld from employee wages and paid in full to IRS for the employee taxes withheld and the employer portion of the payroll taxes for the then current payroll periods.

Business Combination Agreement
On April 2, 2024, the Company entered into Amendment No. 2 to the Business Combination Agreement, which provides that the merger consideration will be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds Twenty Million U.S. Dollars ($20,000,000). In addition, every issued and outstanding Ordinary Share that is not redeemed shall be converted automatically to (i) one share of Pubco Common Stock and (ii) one additional (1) share of Pubco Common Stock, or a convertible security convertible or exercisable for one (1) share of Pubco Common Stock upon consummation of the Business Combination.
On April 2, 2024, Mars entered into a definitive subscription agreement (the “Subscription Agreement”) with Polar Multi-Strategy Master Fund (the “Investor”), Mars Capital Holdings Corporation (the “Sponsor”), and ScanTech for Investor to provide ScanTech up to $1,000,000 in funding for working capital expenses in connection with the Business Combination. Per the terms of the Subscription Agreement, Investor is entitled to receive repayment of any amounts funded under the Subscription Agreement in addition to one newly issued share of ScanTech AI Systems Inc. per dollar provided under the Subscription Agreement upon the closing of the business combination. ScanTech received $1M that was drawn from the Polar note via transfer from the SPAC sponsor with a contingent liability of 10,000 PubCo shares due to the sponsor, if the business combination closes. If the transaction does not close, ScanTech must issue 0.1% of the total outstanding units to the sponsor.
In order to facilitate the completion of the Business Combination, on April 17, 2024, ScanTech entered into Amendment No. 3 to the Business Combination Agreement to extend the outside date for a second time to September 30, 2024. No other changes to the Business Combination Agreement were made in Amendment No. 3.
Subsequent to December 31, 2023, in various dates in January 2024, ScanTech secured agreements from NACS, Azure, and the majority of its Series A seed financing holders to convert their outstanding indebtedness to equity upon the consummation of the business combination, but the specific terms of such conversion have not yet been agreed upon. The Company is continuing to secure conversion term sheets for the remaining holders including Catalytic, and Steele Interests which are the only Series A seed financing holders to not yet sign a conversion agreement.
Seaport Bridge Financing
On March 24, 2024, the Company signed a bridge financing note with Seaport Group SIBS, LLC, with a principal amount of $421,200. The terms of the bridge financing are separate from the existing Seaport financing already in place with the Company. The Bridge Financing has a maximum principal draw amount of up to $1,000,000, has a maturity date of June 30, 2024, an annual interest rate of 12%, and is pari-passu in seniority to the existing Seaport financing. In addition, at the consummation of the Business Combination, the note is to be repaid in full out of the proceeds of the transaction and Seaport Group SIBS, LLC is to be issued 1 share for every $1 lent to the Company under the terms of the bridge financing.
Bay Point Term Sheet
On April 24, 2024, the Company signed a term sheet agreement with Bay Point Capital Partners, LP, defining the terms of the conversion of Bay Point’s indebtedness with the Company into equity simultaneous with the consummation of the Business Combination. Per the term sheet, Bay Point is to convert its total indebtedness, including any accrued interest and fees, into equity equal to 120% its total indebtedness as of the date of the consummation of the Business Combination. Successful conversion also releases the Company from any and all claims Bay Point may have.
NOTE 19 — Events (Unaudited) Subsequent to the Date of the Independent Auditors Report
Settlement and Release Agreement
On June 18, 2024, the Company signed a definitive Settlement Agreement and Mutual Release Agreement with a vendor. Upon execution of the agreement, the Company shall pay to the vendor a deposit totaling $50,000 in two payments. Upon a business combination before September 30, 2024, the vendor shall receive 742,049 common shares of Pubco in exchange for a full release of all claims, which includes a $7.625 million outstanding balance, which is recorded in accrued expenses as of December 31, 2023 and 2022. In addition, upon the business combination the Company shall pay to an affiliate of the vendor $161,787. In the event the business combination does not consummate before September 30, 2024, the vendor shall retain all of its rights as prior to the execution of the Settlement Agreement and Mutual Release Agreement.
On September 20, 2024, certain lenders, including Catalytic and Bay Point have agreed to material economic arrangements under the Conversion and Mutual Release Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and its affiliates have agreed to material economic arrangements under the Loan Exchange and Release Agreement which provides for the exchange of its existing warrants into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and Seaport have agreed to material economic arrangements under the Credit and Security Agreement that provides for the exchange of its existing indebtedness, including principal and accrued interest, for a senior secured term loan totaling $3,000,000 for 36 months and a senior secured term loan totaling $14,296,909 for 60 months, respectively effective upon the closing of the Business Combination Agreement. All outstanding principal and accrued and unpaid interest is due and payable in full on the Maturity Date. Interest shall accrue at a fixed per annum rate of 9.00%. The aggregate principal amount of the term loan, including any additional advances, plus all other permitted indebtedness, shall not exceed $20,000,000 on the Closing Date without the prior written consent of all of the parties.
On September 22, 2024, the Seed Financing note holders have agreed to material economic arrangements under the Creditor Conversion Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Seaport and Steele also have agreed to material economic arrangements under the intercreditor agreement that provides for certain governance and intercreditor relationship agency between Seaport and Steele, both as senior lenders to Pubco, to take effect simultaneous to the consummation of the business combination.
On September 30, 2024, Mars and ScanTech, among other parties, have entered into Amendment No. 4 to the Business Combination Agreement, which sets forth that every issued and outstanding ordinary share that is not redeemed and sold between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
BALANCE SHEETS
	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash	$112,201	$333,084
Prepaid expenses	135,151	244,030
R&D tax credit receivable	222,941	276,705
Inventory	399,296	249,844
Other current assets	179,084	163,512
Total current asset	1,048,673	1,267,175
Property and equipment, net	65,799	82,038
Total assets	$1,114,472	$1,349,213
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$3,391,983	$3,173,677
Accrued expenses and other current liabilities	9,459,189	9,421,258
Accrued compensation	1,732,341	1,610,052
Accrued federal tax liability, penalties and interest	6,001,473	5,415,149
Interest payable	15,144,659	12,749,929
Interest payable to related parties	36,046,500	32,599,048
Dividend payable	401,432	376,399
Deferred revenue	932,066	1,023,007
Derivative liabilities	1,498,227	922,834
Warrant liabilities	35,502,826	22,024,165
Related parties payable	1,186,715	885,041
Short-term debt, net	24,102,085	21,301,085
Short-term debt from related parties, net	22,346,055	22,346,055
Total current liabilities	157,745,551	133,847,699
Total liabilities	$157,745,551	$133,847,699
Commitments and contingencies (Note 12)
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.79 per unit and $2.68 per unit as of June 30, 2024 and December 31, 2023, respectively	27,762,892	26,686,397
Members’ deficit
Series A units, 245,300 units authorized, 245,300 units issued and outstanding as of June 30, 2024 and December 31, 2023 respectively	—	—
Series B units, 298,925,730 units authorized, 9,906,827 units issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Series C units, 1,748,264 units authorized, 1,584,327 units issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	—	—
Accumulated deficit	(184,393,971)	(159,184,883)
Total members’ deficit	(184,393,971)	(159,184,883)
Total liabilities and members’ deficit	$1,114,472	$1,349,213
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	$522,166	$—	$522,166	$—
Cost of Goods Sold	448,095	—	448,095	—
Operating expenses:
General and administrative expenses	$1,374,786	$1,012,589	$2,485,015	$1,381,125
Research and development expenses	914,619	863,776	1,789,961	1,685,626
Depreciation and amortization	8,120	10,032	16,239	20,065
Total operating expenses	2,297,525	1,886,397	4,291,215	3,086,816
Loss from operations	(2,223,454)	(1,886,397)	(4,217,144)	(3,086,816)
Other income (expense):
Interest expense	(2,984,232)	(2,504,102)	(5,857,183)	(4,800,045)
Change in fair value of derivative liabilities	(33,754)	(534,519)	(575,393)	(1,887,602)
Change in fair value of warrant liabilities	(435,469)	(6,391,453)	(13,478,661)	(11,481,935)
Other income (expense), net	(30,195)	—	(16,176)	—
Total other income (expense):	(3,483,650)	(9,430,074)	(19,927,413)	(18,169,582)
Net loss	$(5,707,104)	$(11,316,471)	$(24,144,557)	$(21,256,398)
Net loss per unit:
Basic and diluted	$(0.02)	$(0.27)	$(0.09)	$(0.50)
Weighted average number of units:
Basic and diluted	295,914,780	44,329,378	295,914,780	44,232,350
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF MEMBERS’ DEFICIT
(Unaudited)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable Units
Three Months Ended June 30, 2024		Amount	Units	Amount	Units	Amount
Balance as of March 31, 2024	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(178,168,325)	$(178,168,325)
Adjustment to shareholder receivables	—	—	—	—	—	—	(858)	—	(858)
Unit-based compensation	—	—	—	—	—	—	38,486	—	38,486
Preferred A Unit dividend	—	—	—	—	—	—	(37,628)	(518,542)	(556,170)
Net loss	—	—	—	—	—	—	—	(5,707,104)	(5,707,104)
Balance as of June 30, 2024	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(184,393,971)	$(184,393,971)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable Units
Three Months Ended June 30, 2023		Amount	Units	Amount	Units	Amount
Balance as of March 31, 2023	245,300	$—	9,654,442	$—	1,336,067	$—	$—	$(132,096,326)	$(132,096,326)
Adjustment to shareholder receivables	—	—	—	—	—	—	(2,636)	—	(2,636)
Unit-based compensation	—	—	252,385	—	248,260	—	104,469	—	104,469
Preferred A Unit dividend	—	—	—	—	—	—	(101,834)	(411,869)	(513,703)
Net loss	—	—	—	—	—	—	—	(11,316,471)	(11,316,471)
Balance as of June 30, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(143,824,666)	$(143,824,666)
The accompanying notes are an integral part of these financial statements.

	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable Units
Six Months Ended June 30, 2024		Amount	Units	Amount	Units	Amount
Balance as of December 31, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(159,184,883)	$(159,184,883)
Adjustment to shareholder receivables	—	—	—	—	—	—	(1,488)	—	(1,488)
Unit-based compensation	—	—	—	—	—	—	38,486	—	38,486
Preferred A Unit dividend	—	—	—	—	—	—	(36,998)	(1,064,531)	(1,101,529)
Net loss	—	—	—	—	—	—	—	(24,144,557)	(24,144,557)
Balance as of June 30, 2024	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(184,393,971)	$(184,393,971)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable Units
Three Months Ended June 30, 2023		Amount	Units	Amount	Units	Amount
Balance as of December 31, 2022	245,300	$—	9,590,106	$—	1,336,067	$—	$—	$(121,659,065)	$(121,659,065)
Adjustment to shareholder receivables	—	—	—	—	—	—	(2,686)	—	(2,686)
Unit-based compensation	—	—	316,721	—	248,260	—	105,474	—	105,474
Preferred A Unit dividend	—	—	—	—	—	—	(102,789)	(909,203)	(1,011,992)
Net loss	—	—	—	—	—	—	—	(21,256,398)	(21,256,398)
Balance as of June 30, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(143,824,666)	$(143,824,666)
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF CASH FLOWS
(Unaudited)
	Six Month Ended June 30,
	2024	2023
OPERATING ACTIVITIES
Net loss	$(24,144,557)	$(21,256,398)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,239	20,065
Unit-based compensation expense	38,486	105,474
Amortization of debt issuance cost	—	74,737
Change in fair value of derivative liabilities	575,393	1,887,602
Change in fair value of warrant liabilities	13,478,661	11,481,936
Change in operating assets and liabilities:
R&D tax credit receivable	53,764	60,517
Prepaid and other current assets	93,307	(126,501)
Inventory	(149,452)	—
Accounts payable	218,306	525,787
Accrued liabilities	37,930	(18,168)
Accrued compensation	122,289	(163,684)
Accrued federal tax liability, penalties and interest	586,324	490,271
Interest payable	2,394,730	1,619,310
Interest payable to related parties	3,447,452	3,048,462
Deferred revenue	(90,941)	—
Payable to related parties	301,674	108,689
Net cash (used in) operating activities	(3,020,395)	(2,141,900)
INVESTING ACTIVITIES
Net cash (used in) investing activities	—	—
FINANCING ACTIVITIES
Proceeds from loans	2,801,000	2,138,305
Principal payments on finance lease liabilities	—	(5,700)
Repayment of loans	—	(10,000)
Adjustment to shareholder receivables	(1,488)	(2,688)
Net cash provided by financing activities	2,799,512	2,119,917
Net decrease in cash during period	(220,883)	(21,983)
Cash, beginning of period	333,084	92,975
Cash, end of period	$112,201	$70,992
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Conversion of interest payable to debt	$—	$1,663,890
Series B units transfer from NACS to a vendor	$38,486	$—
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — Description of Organization and Business Operations
Organization and Nature of Operations
ScanTech Identification Beam Systems, LLC (the “Company”), formed in 2011, is developing and deploying security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. It has developed a proprietary Computed Tomography scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
Since inception, the Company’s operations have been focused primarily on research and development, product testing, sales and marketing, as well as raising capital to support its domestic and international certification efforts.
On September 8, 2023, the Company signed a definitive Business Combination Agreement with Mars Acquisition Corp. (“Mars”) (Nasdaq: MARX). The combined company is expected to have an estimated post-transaction enterprise value of $110 million, consisting of an estimated equity value of $197.5 million and $48 million in net cash, assuming no redemptions by Mars’ public shareholders. On January 24, 2024, Mars asked Mars’ shareholders to approve an extension of time for Mars to consummate an initial business combination. As of January 24, 2024, Mars Capital Holding Corporation and Mars have entered into Non-Redemption Agreements with several unaffiliated third parties (the “Investors”) on substantially the same terms in exchange for their agreement to not redeem an aggregate of 200,000 ordinary shares in Mars at the Shareholder Meeting. In exchange for the foregoing commitment not to redeem such shares, the Sponsor has agreed to cause ScanTech AI Systems Inc. (“Pubco”) to issue to such Investors an aggregate of 40,000 common Unit of Pubco immediately following the consummation of the initial business combination if they continue to hold such Non-Redeemed Shares through the Shareholder Meeting. Net cash will come from any remaining on-redeemeed cash in trust at Mars and any third-party capital the Company is able to raise through the SPAC transaction.
Going Concern Consideration
As of June 30, 2024, the Company had $112,201 in cash, a significant working capital deficit of $156,696,878 and accumulated deficit of $184,393,971. For the six months ended June 30, 2024, the cash flow used in operating activities was $3,020,395. The Company’s business plan is dependent on several factors, including securing customer agreements, achieving the Transportation Safety Administration’s APSS 6.2 certification, of which are uncertain to occur, and raising capital to fund operations. On September 8, 2023, the Company signed a business combination agreement (“Merger Agreement”) with Mars, a special purpose acquisition company. The Company’s strategic plan includes its business combination with Mars to assist the Company in its efforts to raise capital and grow its business.
The Company expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful.
As discussed in Note 11, most of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the Balance Sheets. Our operating losses raise substantial doubt about our ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For 36 months, the majority of our funding has been advances from Seaport Group LLC Profit Sharing Plan (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of June 30, 2024 and December 31, 2023, our cash balance was $112,201 and $333,084, respectively. Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
As a result of the foregoing, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are available for issuance.
NOTE 2 — Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.
Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. On January 1, 2023, we adopted ASU No. 2016-13 with no impact to our financial condition, results of operations or cash flows.
Changes in Accounting Policies
The Company has consistently applied the accounting policies described in this Note 2 to all periods presented in these financial statements.
Risks and Uncertainties
The Company is currently in the development stage and has commenced principal operations and generated revenue in the second quarter of 2024. The development of the Company’s projects is subject to a number of risks and uncertainties including, but not limited to, the receipt of the necessary permits and regulatory approvals, the availability and ability to obtain the necessary financing for the manufacturing and development of projects.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Cash and cash equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits with major financial institutions over the FDIC limit. There were no cash equivalents as of June 30, 2024 or December 31, 2023. The Company’s exposure as of June 30, 2024 and December 31, 2023 were $0 and $43,949, respectively.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1
Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company reviews the fair value hierarchy classification on an as needed basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy in the appropriate period in which the actual event or change in circumstances that caused the transfer to occur.
Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepaid expenses and other current assets, R&D tax credit receivable, accounts and other payables, accrued expenses, related parties payable, short-term bank borrowings, and current finance lease liabilities, approximate their recorded values due to their short-term maturities.
Prepaid expenses and other current assets
Prepaid expenses consist primarily of prepaid insurance premiums and retainers for services. Other current assets consist primarily of employee cash advances and security deposits.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs, and minor replacements are charged to expense as incurred. Depreciation on property and equipment is recorded using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations in the period realized.
We evaluate our long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, or when changes in other circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is the enterprise level (“the Company”). The assets of the Company with indicators of impairment are evaluated for recoverability by comparing its undiscounted future cash flows with its carrying value. If the carrying value is greater than the undiscounted future cash flows, we then measure the asset’s fair value to determine whether an impairment loss should be recognized. If the resulting fair value is less than the carrying value, an impairment loss is recognized for the difference between the carrying value and the estimated fair value. There are no impairment charges for the six months ended June 30, 2024 and the year ended December 31, 2023.
Inventories
Inventory is valued at the lower cost or net realizable value. Costs include materials and direct labor on a first-in-first-out basis. We review inventory quantities on hand and record provisions for estimated excess, slow moving, and obsolete inventory. The evaluation of the carrying value of our inventories takes into consideration such factors as historical and anticipated future sales compared to quantities on hand and the prices we expect to obtain for products. We adjust excess and obsolete inventories to net realizable value, and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues. See Note 7 — Inventories for further details.
Leases
The Company accounts for leases under Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The core principle of this standard is that a lessee should recognize the assets and liabilities that arise from leases, by recognizing in the Balance Sheets a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.
The Company recognizes right-of-use (ROU) assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of June 30, 2024 and December 31, 2023, the Company has only an operating lease.
The Company’s leases are capitalized at the present value of the minimum lease payments not yet paid. The Company uses either the rate implicit in the lease, if readily determinable, or the Company’s incremental borrowing rate for a period comparable to the lease term in order to calculate net present value of the lease liability.
Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company has one short term operating lease for the Company’s combined office and warehouse facility located in Buford, Georgia as of June 30, 2024.
Revenue Recognition
Overview
The Company’s sales revenue includes revenues related to deliveries of new CT Sentinel scanning systems, and specific other products and services that meet the definition of a performance obligation under ASC 606, Revenue from Contracts with Customers, including when-and-if-available operating system updates and bins. We recognize revenue on CT Sentinel scanning systems upon customer acceptance. Customer acceptance occurs at the earlier of when the customer provides notice or within 30 days of customer receipt. We recognize revenue on bins once goods are loaded on the shipping dock. Revenue attributable to when-and-if-available operating system updates, if material, are recognized on a straight-line basis over the expected ownership life of the CT Sentinel scanning systems, as we have a stand-ready obligation to deliver such services to the customer. All of our revenue for the three and six months ended June 30, 2024 was recognized at a point-in-time.
For our performance obligations, we allocate the transaction price using the expected cost plus a margin approach. Standalone selling prices are estimated by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available. The Company recognizes its revenues net of any value-added or sales tax. Payments are received at three milestone dates including at contract inception, upon delivery and after installation.
The Company currently has one customer to whom it sells its baggage scanning systems, which is a distributor. We act as principal in this transaction as we are primarily responsible for fulfilling the contract and have inventory risk, and thus record the gross amount earned within total revenue. Baggage scanning systems including fixed gantry detector, image processing units and conveyance systems are sold as a combined baggage scanning system. Training services designed to enable distributor customers to service baggage scanning systems they sell to end users of such systems are deemed to be immaterial in the context of the contract.
Restocking fees
Restocking fees for goods expected to be returned are included in the estimate of the transaction price at contract inception and recorded as revenue when control of the good transfers. Restocking costs are recorded as a reduction of the amount of the return asset when control of the good is transferred to the customer. There were no goods expected to be returned at contract inception.
Disaggregation of Revenue
The Company has one reportable operating segment. Revenue is disaggregated from contracts by geography, which the Company believes best depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. Currently the Company has only one revenue contract, all of which relates to a customer located in North America.
Contract Balances
Contract liabilities are included within the deferred revenues in the Balance Sheets. The Company does not have any material contract assets.
Deferred revenue represents the Company’s obligation to transfer goods or services to its customers for which it has already received consideration (or the amount is due) from the customer. The Company’s deferred revenue balance primarily relates to contract advances.
Deferred revenue in the amount of $932,066 and $1,023,007 were recorded in the Balance Sheet as of June 30, 2024 and December 31, 2023, respectively. Deferred revenue balances as of June 30, 2023 and December 31, 2022 were $0.
The Company recognized revenue in the amount of $522,166 for the three and six months ended June 30, 2024. No revenue was recognized for the three and six months ended June 30, 2023.
Research and Development
Research and development costs for prototype scanning machines were expensed as incurred because they have no alternative future use beyond their current testing programs and therefore no economic benefit in the future. Labor costs, including salaries, employee benefits, payroll taxes, third-party contractor expenses, were expensed as incurred.
Unit-Based Compensation
The Company’s 2012 Equity Incentive Plan (the “2012 Plan”) and 2018 Equity Incentive Plan provide for noncash equity-based compensation through the grant of Series C units. In addition, the Company has issued Series B units as compensation to advisors and vendors. Unit-based compensation is based on the fair value of the member units on the grant date, as determined using an option pricing method (“OPM”). The OPM considers the various terms that would affect the distributions to each class of equity based upon the estimated total equity value of the Company on the grant date, the estimated timing of a future liquidity event including probabilities of different events occurring, the level of seniority among the different classes of securities, dividend policy, and the contractual conversion ratios. In addition, the method implicitly considers the effect of the liquidation preferences as of the estimated future liquidation event and date. Under the OPM, each class of equity is modeled as a call option with a distinct claim on the total equity value of the Company. The characteristics of each class of security, including but not limited to any liquidation preference of the preferred units, determine the class of security’s’ claim on the equity value.
In connection with the transfer of 349,871 of Series B units from NACS to TF during the three months ended June 30, 2024, the Company recorded a unit-based compensation expense, with a corresponding credit to paid-in capital, for the period. This entry was recorded in accordance with SAB Topic 5.T, Accounting for Expenses or Liabilities Paid by Principal Stockholders.
Net loss per unit
The Company computes basic net loss per unit by dividing net loss attributable to members by the weighted average number of units outstanding. Diluted loss per unit is computed by giving effect to all potentially dilutive issuances of units using the treasury Unit method for warrants and the if-converted method for convertible notes. When the Company incurs a net loss, the effect of the Company’s outstanding warrants and convertible notes are not included in the calculation of diluted loss per unit as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per unit is identical.
Research and Development (R&D) Tax Credit
The Company accounts for Georgia R&D tax credits as current assets on its Balance Sheets. Georgia R&D tax credits are calculated at the time of annual state income tax filing and considers R&D tax credits to be assets once the Georgia Department of Revenue approves the R&D tax credit calculation. The Company is permitted to elect to apply credits to future state employee payroll withholding or income taxes. When the Company elects to apply R&D tax credits to employee payroll withholding, application of R&D tax credits reduces the liability for employee payroll withholding for the quarter in which such tax credits are applied.
NOTE 3 — Net Loss Per Unit
The Company has issued Series A, Series B and Series C units, as discussed in Note 15 — Members’ Deficit. Series A units are entitled to a preferred rate of return and Series C units are equivalent to profits interests. Only Series B units have voting rights. All Series B and Series C units are used in the computation of net loss per unit.
The Company has issued a number of warrants, exercisable at $0.01 per unit at any time from the warrant agreement execution dates to the exercise period end dates. Depending on the warrant agreement, the exercise period varies from seventh to tenth anniversary of the warrant agreement execution date. There were 289,018,903 and 181,148,044 warrants outstanding as of June 30, 2024 and December 31, 2023, respectively. Given the nominal exercise price, penny warrants are considered to be outstanding in the context of basic earnings per share, and thus the units are included in the computation of basic and diluted earnings per unit as of June 30, 2024 and December 31, 2023, respectively. However, the puttable warrants associated with the Bay Point note in the amounts of 4,595,277 and 3,839,359 are anti-dilutive for the six months ended June 30, 2024 and for the year ended December 31, 2023, respectively. Therefore, the Bay Point warrants are excluded from the calculation of diluted net loss per unit for the six months ended June 30, 2024 and for the year ended December 31, 2023, respectively.
The Company had 9,906,827 weighted average series B units for the three and six months ended June 30, 2024, 9,725,103 and 9,668,770 weighted average series B units for the three and six months ended June 30, 2023, respectively. In addition, the Company also had 1,584,327 weighted average series C units for the three and six months ended June 30, 2024, 1,417,911 and 1,377,215 weighted average series C units for the three and six months ended June 30, 2023, respectively. Together with the exercisable warrants outstanding, the Company had 295,914,780 weighted average common series B and C units for the three and six months ended June 30, 2024, 44,329,378 and 44,232,350 weighted average common series B and C units for the three and six months ended June 30, 2023, respectively.
The dividend calculation in the numerator represents the dividend expenses accrued but not yet paid for the periods indicated to the various owners of Series A units. Series A Units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder.
Series A units, some of which are redeemable and some of which are nonredeemable, are excluded in the net loss per unit calculation below as they are not participating units. Series C units are non-voting units. These units are included in the basic and diluted weighted Series B units and Series C units outstanding calculation below. Warrants are also included in the below calculation of basic and diluted weighted average Series B units and Series C units outstanding because they are fully exercisable at any time by the holders.
The following table sets forth the computation of the Company’s basic and diluted loss per unit:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Numerator:
Net (loss)	$(5,707,104)	$(11,316,471)	$(24,144,557)	$(21,256,398)
Dividend	(556,169)	(513,703)	(1,101,528)	(1,011,992)
Earnings available for common units	$(6,263,273)	$(11,830,174)	$(25,246,085)	$(22,268,390)
Denominator:
Weighted average common units outstanding (basic)	295,914,780	44,329,378	295,914,780	44,232,350
Dilutive effect of potential membership units	—	—	—	—
Weighted average common units outstanding (diluted)	295,914,780	44,329,378	295,914,780	44,232,350
Basic earnings per unit	$(0.02)	$(0.27)	$(0.09)	$(0.50)
Diluted earnings per unit	$(0.02)	$(0.27)	$(0.09)	$(0.50)
NOTE 4 — Property and Equipment, Net
Property and equipment, net as of June 30, 2024 and December 31, 2023 consists of the following:
	Estimated useful life	June 30, 2024	December 31, 2023
Finance lease ROU asset	4 – 5 years	33,662	33,662
Computers and equipment	3 – 5 years	162,386	162,386
Less: Accumulated depreciation and amortization		(130,249)	(114,010)
Property and equipment, net		65,799	82,038
Depreciation and amortization were $8,119 and $16,239 for the three and six months ended June 30, 2024, respectively. For the six months ended June 30, 2024 and for the year ended December 31, 2023, the Company focused primarily on research and development which were expensed as incurred as the costs had no alternative future use.
NOTE 5 — Related Party Transactions
ScanTech/IBS IP Holding Company, LLC
The Company licenses certain key intellectual property from ScanTech/IBS IP Holding Company, LLC (“ScanTech IP Holdco”). The license agreement between ScanTech IP Holdco and the Company provides for a perpetual, royalty free license and survivability in the event of a Chapter 11 bankruptcy of ScanTech IP Holdco. ScanTech IP Holdco has no employees and is a manager-managed LLC. John Redmond and Dolan Falconer are the controlling managers of ScanTech IP Holdco. As of June 30, 2024 and December 31, 2023, there were no liabilities or payables owed to ScanTech IP Holdco from the Company and there were no receivables due to the Company from ScanTech IP Holdco.
John Redmond
Azure, LLC (“Azure”) and NACS, LLC (“NACS”) have certain outstanding notes with the Company, all of which are secured by the assets of the Company. Azure and NACS are controlled by Mr. Redmond, the Chairman of the Board of Directors. As of June 30, 2024 and December 31, 2023, the Company’s outstanding loan balances with these entities, including accrued interest, were approximately $57.7 million and $54.3 million, respectively.
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). The 2013 Note was amended on June 1, 2016, to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1.00 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018.
The conversion feature did not meet the definition of a derivative and did not contain a significant premium. Therefore, the Company did not account for the conversion feature separately. John Redmond also has an intercreditor agreement with the Seed financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions. The drag-along conversion rights were deemed to be a contingent conversion feature, which would not require recognition until the contingency is met. The drag-along conversion rights also did not meet the definition of a derivative.
The following table lists the accrued interest and principal balances of the notes issued to related parties associated with John Redmond, the Company’s Chairman.
	As of June 30, 2024			As of December 31, 2023
Entity	Interest Payable	Principal Payable	Total	Interest Payable	Principal Payable	Total
Azure, LLC	$2,481,158	$6,831,987	$9,313,145	$1,904,740	$6,831,987	$8,736,727
NACS, LLC	22,934,701	11,493,949	34,428,650	20,939,396	11,493,949	32,433,345
Assumed notes	10,212,774	3,770,119	13,982,893	9,385,014	3,770,119	13,155,133
Total	$35,628,633	$22,096,055	$57,724,688	$32,229,150	$22,096,055	$54,325,205
Mr. Redmond also paid expenses on behalf of the Company which were not included as principal balance in any of Mr. Redmond’s outstanding loans. As of June 30, 2024 and December 31, 2023, Mr. Redmond’s outstanding expense advances were $1.0 million and $0.7 million, respectively. These items are presented in the Balance Sheets under the caption of related parties payables.
On October 25, 2021, the Company issued Mr. Redmond a warrant to acquire a number of membership interests equal to 3.0% of issued and outstanding Series B units at a purchase price of $0.01 per unit. On the same date, the Company issued Mr. Redmond a warrant to acquire 1.333% of issued and outstanding Series B units at a purchase price of $0.01 per unit. The Company determined that neither of the warrants was indexed to the entity’s own equity, and therefore they should not be classified as equity. As such, these warrants were accounted for as liabilities.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note were $752,042 and $698,027 as of June 30, 2024 and December 31, 2023, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note were $501,362 and $465,351 as of June 30, 2024 and December 31, 2023, respectively.
As of June 30, 2024, the Company was in default on all notes held by NACS, Azure and Mr. Redmond. As of December 31, 2023, the Company was in default on all notes held by NACS and Mr. Redmond but was not in default on the notes held by Azure.
For the six months ended June 30, 2024, Mr. Redmond provided short term funding to the Company in the amount of $316,000. These short term fundings had interest rates of 0% per annum. On April 4, 2024, the $25,000 of the short term funding was repaid to Azure LLC.
On June 18, 2024, the Company entered into a settlement and mutual release agreement with Taylor Frères Americas LLP (“TFA”). In connection with the Company’s ongoing restructuring and reorganization activities, the parties wish to settle and resolve any and all claims arising from or related to the engagement letter and the TFA’s other dealings with NACS, ScanTech, John Redmond (the controlling member of NACS and the Chairman of ScanTech) and their affiliates. Pursuance to the agreement, the Company agreed to pay to TFA a good faith deposit in the amount of $50,000, $35,000 of the good faith deposit was paid on June 18, 2024 via short term funding from Mr. Redmond. The remaining $15,000 was paid on July 29, 2024.
In addition, NACS agreed to transfer the ownership of its series B units to TFA which equals to 3% of all outstanding Series B Units of the Company. In connection with this agreement, 349,871 units of series B were transferred from NACS to TFA. As of June 30, 2024, TFA owned 8% of all outstanding Series B Units as a result of the transfer. The series B unit was valued at 0.11/unit as of June 30, 2024. The Company recorded a unit-based compensation in the amount of $38,486 and an increase in additional paid in capital of $38,486.
Dolan Falconer
Mr. Falconer, the CEO of the Company, paid for certain expenses on behalf of the Company. In addition, the Company owes Mr. Falconer deferred compensation of $729,225 and $697,422 as of June 30, 2024 and December 31, 2023, respectively. The amounts were presented in the Balance Sheets under the caption of accrued compensation.
In addition, as of June 30, 2024 and December 31, 2023, the Company owed Mr. Falconer hardship bonuses of $10,256 and deferral compensation incentive of $41,651 respectively. The late fees for unpaid salary were $204,803 and $162,805 as of June 30, 2024 and December 31, 2023, respectively. The total of these liabilities amounted to $256,710 and $214,712 as of June 30, 2024 and December 31, 2023, respectively. These items are presented in the Balance Sheets under the caption of accrued compensation.
On June 1, 2023, the Board of Director of the Company approved the accelerated vesting of the remaining unvested 2.25% of Series C membership interests previously approved and awarded to Mr. Falconer in 2014. As a result of this decision, 248,260 units of Series C membership interests were fully vested to Mr. Falconer. The 248,260 units were valued at $0.41 per unit at the grant date of April 1, 2014, resulting in a total value of $101,787. This amount was recorded as Unit compensation expense on June 1, 2023.
On March 28, 2024, Mr. Falconer provided short term funding to the Company in the amount of $20,000. The short term funding had interest rate of 0% per annum. In April 2024, the short term funding was repaid to Mr. Falconer.
Ben DeCosta
Mr. DeCosta is a member of the Board of Directors of the Company. Mr. DeCosta has an outstanding promissory note with the Company with a principal balance of $250,000 and a stated interest rate of 15% per annum. As of June 30, 2024 and December 31, 2023, the balance of Mr. DeCosta’s promissory note were $667,867 and $619,897, respectively, including all principal and unpaid accrued interest. The principal of $250,000 was presented in the Balance Sheets under the caption of short-term debt from related parties, net.

The interest payables in the amount of $417,867 and $369,897 as of June 30, 2024 and December 31, 2023, respectively, were presented in the Balance Sheets under the caption of interest payable to related parties.
Alice Wilson
Mrs. Wilson is the sister of Mr. Falconer. Mrs. Wilson has extended an expense advance on behalf of the Company. The balance of Mrs. Wilson’s expense advance as of June 30, 2024 and December 31, 2023 was $20,000. The amount was presented in the Balance Sheets under the caption of related parties payable.
NOTE 6 — Leases
The Company has two finance leases for forklifts, with one lease expired in September 2022 and the other expired in August 2023. Both leases had bargain purchase options that were exercised at the end of the leases. The two forklift leases as of the effective date were classified as finance leases.
On June 27, 2023, the Company entered into a twelve-month operating lease for combined office, workshop, manufacturing and warehouse space located in Buford, Georgia. As of June 30, 2024, the Company had one operating lease. The Company currently pays a rent of $15,167 per month for the leased space located in Buford, Georgia. Since this lease has a lease term of 12 months and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, it is considered a short-term lease. The Company elects not to apply the recognition requirements of ASC 842 to short-term leases. By electing this practical expedient, short-term leases do not need to be reported on the Balance Sheets.
The components of lease cost were as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Short-term Lease Cost	45,501	35,250	87,585	70,500
NOTE 7 — Inventories
The following table summarizes the Company’s inventories, net for the six months ended June 30, 2024 and for the year ended December 31, 2023:
	June 30, 2024	December 31, 2023
Raw materials and parts	$399,296	$182,455
Work-in-progress	$—	$—
Finished goods	$—	$67,389
Total inventories	$399,296	$249,844
NOTE 8 — Federal Tax Liability, Penalties and Interest
From the first quarter of 2017 through October 31, 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its Balance Sheets that amounted to $6.00 million and $5.42 million as of June 30, 2024 and December 31, 2023, respectively. The Company has devised and implemented a plan to become compliant in its obligations, including hiring appropriate counsel, preparing and filing appropriate historical filings, making payments, and engaging in discussions with appropriate parties, including the IRS. There can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may not have sufficient funds available for. In addition, willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against the Company and management for failure to remit payroll taxes to the IRS.

The Company remitted payments to IRS for the employee income taxes withheld and the employee and employer portion of the payroll taxes. The payroll taxes and income taxes withheld were remitted to IRS in full for the payroll periods from November 1, 2023 to June 30, 2024. The Company paid two payroll cycles late in the quarter ended June 30, 2024 and accrued associated penalties and interests for these two cycles.
The employee income taxes withheld and the payroll taxes prior to November 1, 2023 were not remitted to IRS yet. The failure to deposit penalty and associated interest was calculated and recorded in Balance Sheets under the caption of accrued federal tax liability, penalties and interest.
NOTE 9 — Unit-Based Compensation
The 2012 Plan has an aggregate authorized limit of 15% of Series C units outstanding at any given time. The total authorized Series C units were 1,748,264 as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, there were 1,584,327 units of Series C membership interests issued and outstanding, respectively.
On June 1, 2023, the Company’s Board of Directors approved the accelerated vesting of 248,260 Plan units to its CEO, Mr. Dolan Falconer, and the 248,260 units were fully vested immediately. No units were awarded under the Plan as of December 31, 2022.
On June 18, 2024, NACS agreed to transfer the ownership of its series B units to TFA which equals to 3% of all outstanding Series B Units of the Company. In connection with this agreement, 349,871 units of series B were transferred from NACS to TFA. As of June 30, 2024, TFA owned 8% of all outstanding Series B Units as a result of the transfer. The Company accounts for unit-based compensation under SAB Topic 5.T, The value of the shares transferred should be reflected as an expense in the company's financial statements with a corresponding credit to contributed (paid-in) capital. The series B unit was valued at 0.11/unit as of June 30, 2024. The Company subsequently recorded a unit-based compensation in the amount of $38,486 and an increase in additional paid in capital of $38,486.
NOTE 10 — Fair Value Measurements
Derivative Instruments:   Derivative instruments that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.
Warrant Liabilities:   Warrant liabilities that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such warrant instruments are included in Level 3.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023, respectively, and indicates the fair value hierarchy of the valuation inputs the Company utilized.
Description	Level	June 30, 2024	December 31, 2023
Liabilities
Warrant liabilities	3	$35,502,826	$22,024,165
Derivative liabilities	3	$1,498,227	$922,834
The Company has determined that the warrants associated with notes are subject to treatment as a liability as the warrants for units of the Company are not indexed to its own membership interests. The warrants are subject to remeasurement at each Balance Sheet date and any change in fair value is recognized as a component of other expense on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the common unit warrants will be reclassified to additional paid-in capital.

The following tables present information about the change in fair value of the Company’s Level 3 warrant liabilities and derivative liabilities for the three and six months ended June 30, 2024:
Warrant liabilities	Three months ended June 30, 2024	Six months ended June 30, 2024
Fair Value – beginning of period	$35,067,357	$22,024,165
Addition	—	—
Change in fair value	435,469	13,478,661
Fair Value – end of period	$35,502,826	$35,502,826
Derivative liabilities	Three months ended June 30, 2024	Six months ended June 30, 2024
Fair Value – beginning of period	$1,464,473	$922,834
Addition	286,324	479,678
Change in fair value	(252,570)	95,715
Fair Value – end of period	$1,498,227	$1,498,227
NOTE 11 — Debt and Warrant Liabilities
All of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the Balance Sheets as of June 30, 2024 and December 31, 2023. Interest expense includes the interest on the notes and amortization of any original issue discounts, which includes debt issuance costs and the relative fair value of warrants issued contemporaneously with certain notes.
All of our indebtedness is secured by a continuing security interest in all of our property and assets.
	Maturities	Effective Rate	June 30, 2024	December 31, 2023
Seaport notes	2024	12%	14,066,200	12,670,200
John Redmond notes	2018 – 2024	12.00% – 14.50%	22,096,055	22,096,055
Catalytic notes	2020	12%	1,563,796	1,563,796
Seed financing notes	2024	12%	7,908,456	6,503,456
Bay Point notes	2023	15%	813,633	813,633
Total Principal			$46,448,140	$43,647,140
Accrued interest (compounded)			51,191,159	45,348,977
Total debt			$97,639,299	$88,996,117
Reported as:
Short-term debt			97,639,299	$88,996,117
Long-term debt			—	—
Total			$97,639,299	$88,996,117
John Redmond notes
NACS note
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). Principal and accrued interest may be prepaid in whole or in part at any time without penalty. The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018. FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract.

The Company identified certain conversion features which it evaluated for bifurcation and determined that no bifurcation of these embedded or conversion features was required as the net settlement provision was not met.
The principal and accrued interest on the NACS note was $34,428,650 and $32,433,345 as of June 30, 2024 and December 31, 2023, respectively.
Azure notes
The Company has issued multiple notes to Azure, which is an affiliate of and controlled by John Redmond:
			Principal and Accrued Interest
Issuance date	Maturities	Interest Rate	As of June 30, 2024	As of December 31, 2023
January 1, 2021	March 31, 2024	12.00%	$1,045,838	$985,227
January 1, 2021	March 31, 2024	12.00%	$5,098,719	$4,803,224
October 25, 2021	March 31, 2024	14.50%	$588,883	$547,938
October 25, 2021	March 31, 2024	14.50%	$1,324,987	$1,232,860
October 1, 2022	March 31, 2024	14.50%	$1,254,719	$1,167,478
Assumed notes
On September 12, 2012, the Company issued to another party a note with a principal balance of $3,270,119, an interest rate of 8% per annum, a default interest rate of 12% and a maturity date of December 31, 2018. The note was subsequently acquired from the original noteholder by NACS. Principal and accrued interest on the note as of June 30, 2024 and December 31, 2023 were $12,729,489 and $11,991,755, respectively.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01. Mr. Redmond may exercise the warrant at any time and from time to time, in whole or in part (but not as to a fractional unit). If at any time any of the principal and interest outstanding on the senior secured promissory notes issued by the Company and held by NACS is converted into any equity membership interests in the Company, the warrant will be deemed to have opted to exercise, without any further action on its part, the same proportionate amount of this warrant as that portion of the NACS notes converted by NACS. Principal and accrued interest on the note as of June 30, 2024 and December 31, 2023 were $752,042 and $698,027, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of June 30, 2024 and December 31, 2023 were $501,362 and $465,351, respectively.
Seaport notes
On July 17, 2019, the Company issued a note to Seaport Group LLC Profit Sharing Plan (“Seaport”) with an interest rate of 12% and a maturity date of August 31, 2019. As subsequently amended, the note provides for a maximum principal amount of $4,500,000. As amended, the note contains a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000.
On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for a new principal loan amount of $7,853,008, a maximum loan amount of $10,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised, or the principal and accrued interest of the Seaport Note are paid in full.
Pursuant to the loan amendment agreement executed on December 1, 2023, on September 28, 2023, the total accrued and unpaid interests in the amount of $500,853 were rolled into the principal in the amount of $10,170,000 at the time to reach at an aggregate principal amount of $10,670,853. On December 31, 2023, the total accrued and unpaid interests in the amount of $352,725 were rolled into the principal in the amount of $12,317,475 at the time to reach at an aggregate principal amount of $12,670,200 as of December 31, 2023.
Pursuant to an intercreditor agreement, Seaport note is senior in priority of payment to notes issued to NACS and John Redmond. The principal and accrued interest on the note were $13,791,121 and $12,670,200 as of June 30, 2024 and December 31, 2023, respectively.
Seaport bridge financing
On March 24, 2024, the Company signed a bridge financing note with Seaport Group SIBS, LLC, with an initial principal amount of $421,200. The terms of the bridge financing are separate from the existing Seaport financing already in place with the Company. The Bridge Financing has a maximum principal draw amount of up to $1,000,000, a maturity date of June 30, 2024, an annual interest rate of 12%, and is pari-passu in seniority to the existing Seaport financing. In addition, at the consummation of the Business Combination, the note is to be repaid in full out of the proceeds of the transaction and Seaport Group SIBS, LLC is to be issued 1 share for every $1 lent to the Company under the terms of the bridge financing. In the event the business combination does not close, Seaport Group SIBS, LLC has a purchase option of $10 to purchase membership interest in the Company based upon the principal and accrued and unpaid interest divided by $15,000,000. The Company concluded that the features in the Bridge Financing are embedded derivatives which are included in the Derivative Liability balance on the June 30, 2024 balance sheet in the amount of $193,354. As of June 30, 2024, the principal and accrued interest on the note were $926,881.
Seaport purchase order loan
On June 27, 2024, the Company executed a purchase order purchase agreement with Seaport Group SIBS, LLC. In the agreement, the Company agreed to sell and Seaport Group SIBS, LLC agreed to buy certain purchase orders that the Company is entitled to bill to its customer in the future. Two purchase orders amounted to $3,410,023 were approved by the customer in October 2023. As of June 30, 2024, the Company has invoiced the customer for the services provided and materials purchased in the amount of $1,454,232. Pursuant to the agreement, the remaining unbilled purchase order balance in the amount of $1,955,791 can be sold by the Company to Seaport Group SIBS, LLC at a discounted price that both parties agree upon. As of June 30, 2024, Seaport Group SIBS, LLC has paid the Company in the amount of $150,000 in exchange for the right to receive the full balance of $165,000 on the invoice to be billed to the customer in the future. Because the invoice was not billed to the customer as of June 30, 2024, the Company concluded that the invoice balance of $165,000 is considered a collateral loan from Seaport Group SIBS, LLC to the Company by using the underlying cash receipt of the future invoice as a collateral.
Catalytic note and warrant
On January 23, 2019, the Company issued a note to Catalytic Holdings I LLC (“Catalytic”) with an interest rate of 12.0% accruing from March 15, 2019, a principal amount of $1,080,000 and a maturity date of April 30, 2019. The principal amount of this note is subject to a 20% original issue discount. As a result, the Company received cash in the amount of $900,000. Principal and accrued interest on the note as of June 30, 2024 and December 31, 2023 were $2,314,891 and $2,221,321, respectively.

In January 2019, the Company also issued a warrant to Catalytic. As amended, the warrant entitles Catalytic to purchase 2.0% of the units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the warrant issue date.
On June 26, 2019, the Company entered into a consulting agreement with Alchemy Advisory LLC (“Alchemy”), a subsidiary of Catalytic. In exchange for the business and strategic advice service from Alchemy, the Company agreed to issue to Alchemy warrants which grant Alchemy the ten-year right to purchase membership interests representing voting common Unit of the Company with a per share exercise price of $0.01 per unit and representing 1.0% of the outstanding common membership interests and membership interest equivalents of the Company.
On May 18, 2023, Catalytic Holdings I LC was awarded a summary judgment against the Company in Company Kings County New York state court. On July 14, 2023, Catalytic notified ScanTech that it would be presenting the court a proposed order for settlement of its summary judgment, scheduled with the court on August 7, 2023. The proposed order was in the amount of $1,563,796 in satisfaction of Catalytic’s indebtedness with the Company. On September 7, 2023, the court granted Catalytic both the order and judgment amount of $1,563,796 plus accruing interest at a rate of 12% per annum from October 6, 2020. These amounts are incorporated with the amounts on the Company’s Balance Sheets plus accrued interest since the summary judgment.
Bay Point note and warrant
On August 22, 2018, the Company issued a promissory note to Bay Point Capital Partners, LP (“Bay Point”), with an interest rate of 15%, a default interest rate of 20%, a principal amount of $670,000 and a maturity date of December 1, 2023. Principal and accrued interest on the note as of June 30, 2024 and December 31, 2023 were $1,270,284 and $1,188,921, respectively. The Bay Point note is in default.
On August 22, 2018, John Redmond executed an unconditional guaranty of payment agreement with Bay Point. For and in consideration of $10.00, John Redmond unconditionally and irrevocably guarantees to Bay Point the complete payment of the principal in the amount of $420,000 and all other obligations of the Company to Bay Point under the terms of the note or any other documents evidencing, securing or otherwise relating to the note.
In July 2019, the Company issued Bay Point a warrant to purchase 3.5% of the Series B units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the issue date. The warrant may also be converted, in whole or in part, into a number of units (rounded down to the nearest whole number) equal to (i) the fair market value of the warrant or portion thereof being converted divided by (ii) (A) 70% of the most recent pre-money Company valuation that pertains to securities issued in exchange for raising capital, divided by (B) all issued and outstanding Company units or securities at the time the warrant is converted to units. Bay Point has a right to put the warrant to the Company at any time.
In November 2023, the Company amended its forbearance agreement date December 15, 2022 and agreed to pay $1,400,000 exit fees, $116,850 legal fees and $89,220 late fees on unpaid interests and principal. The exit fees, legal fees and late fees amounted to $1,606,070 as of June 30, 2024 and December 31, 2023 was recorded in accrued expenses and other current liabilities in Balance Sheets.
On April 24, 2024, the Company signed a term sheet agreement with Bay Point Capital Partners, LP, defining the terms of the conversion of Bay Point’s indebtedness with the Company into equity simultaneous with the consummation of the Business Combination. Per the term sheet, Bay Point is to convert its total indebtedness, including any accrued interest and fees, into equity equal to 120% of its total indebtedness as of the date of the consummation of the Business Combination. Successful conversion also releases the Company from any and all claims Bay Point may have.
Mars capital loans
On April 2, 2024, Polar Multi-Strategy Master Fund (the “Investor”), Mars Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Mars Capital Holdings Corporation, a British Virgin Islands business company (the “Sponsor”), and the Company entered into a subscription agreement. The

Sponsor seek to raise funds from existing SPAC investors which will in turn be loaned by the Sponsor to the Company for working capital expenses (“Mar capital loan”). The investor has agreed to fund an amount up to $1,000,000 to the Sponsor as a capital contribution in return for subscription shares. The Company will pay all principal under the Mar capital loan to the Sponsor at the closing of the De-SPAC transaction (the “De-SPAC Closing”). The investor will be entitled to receive from the Sponsor an amount equal to the amount funded as a return of capital. In consideration of the capital calls funded by the Investor and received by the Sponsor (such funded amounts, being the Investor’s “Capital Investment”), SPAC (or the surviving entity following the De-SPAC Closing) will issue 1 share of the surviving entity’s common Unit for each dollar of the Capital Investment that has been funded as of or prior to the De-SPAC Closing at the close of the Business Combination.
The Mar capital loan shall not accrue interest and shall be repaid by the Company to the Sponsor upon the De-SPAC Closing. Upon such repayment from the Company to the Sponsor, an amount equal to the Capital Investment will be paid by the Sponsor (or by the SPAC (or surviving entity following De-SPAC closing) on behalf of the Sponsor) to the Investor as a return of capital within 5 business days of the De-SPAC Closing.
In the event that, following the Closing, (i) the Business Combination Agreement is terminated or (ii) the Business Combination does not close by February 16, 2025 (or such other date as the parties shall agree) (the “Termination”), the Company agrees that within ten (10) business days of the Termination, (a) it will issue, to the Sponsor, a promissory note with a principal amount equal to the Capital Contribution with terms, rights, and obligations that mirror the Seaport Bridge Note (“Sponsor Note”) and Sponsor shall promptly assign such Sponsor Note to Investor within five (5) business days of its receipt; and (b) it will provide Investor with any further approvals required for the issuance of the Sponsor Note and any subordination agreement necessary to ensure that Investor has all the same rights as Seaport.
On April 2, 2024, the Sponsor and the Company also executed a fund transfer agreement simultaneously, in which the Sponsor agreed to transfer funds received from the Investor to the Company upon receipt. In consideration for the drawdown requests and the transfer of funds from Sponsor to the Company, Sponsor shall receive consideration in the form of securities, either as Transaction Closing Shares or ScanTech Units as specified below:
(a)   Upon closing of the de-SPAC transaction, Sponsor shall be entitled to 10,000 shares of Pubco Common Unit (“Transaction Closing Shares”). “Pubco Common Unit” means the shares of common Unit, par value of $0.0001 per share, of ScanTech AI Systems Inc.
(b)   In the event that the de-SPAC transaction does not consummate, the Sponsor shall be entitled to 0.1% of the total outstanding units of ScanTech as of the date when the Business combination Agreement is terminated (“ScanTech Units”).
On May 29, 2024, the Investor, the Sponsor and the Company executed another subscription agreement to increase the total Capital Investment amount from $1,000,000 to $1,250,000.
The Company made the first draw request and the Sponsor transferred in the amount of $500,000 on April 3, 2024. The Company made the second draw request and the Sponsor transferred in the amount of $500,000 on April 5, 2024. The Company made the third draw request in the amount of $250,000 and the Sponsor transferred $175,000 on May 31, 2024. The remaining $75,000 in the third draw request was kept by the Sponsor to pay for the shared transaction expenses related to the business combination.
The Company concluded that the features in the Mars capital loans are embedded derivatives which are included in the derivative liability balance in the June 30, 2024 Balance Sheet in the amount of $243,811. As of June 30, 2024, the principal on the note were $1,175,000 and no interest was accrued.
Aegus bridge financing notes
On May 7, 2024, the Company signed a bridge financing note with Aegus Corp, with an initial principal amount of $230,000. The bridge financing note has a maximum principal draw amount of up to $500,000, a maturity date of November 15, 2024, and an annual interest rate of 12%, In addition, at the consummation of the Business Combination, the note is to be repaid in full out of the proceeds of the transaction and Aegus Corp is to be issued 1 share for every $1 lent to the Company under the terms of the bridge financing. In the event the Business Combination does not occur, the Company grants Aegus Corp the right to acquire, at any time at the Aegus’s option and upon written notice to the Company, for a purchase price of ten dollars ($10.00), membership interests representing a percentage of the total outstanding equity interests in the Company (determined on a fully diluted basis at the time of such exercise) equal to the percentage determined by dividing (i) the outstanding Principal Amount due under this Note as of the date of such exercise by (ii) $20,010,000.
The Company concluded that the features in the bridge financing are embedded derivatives which are included in the derivative liability balance in the June 30, 2024 Balance Sheet in the amount of $42,513. As of June 30, 2024, the principal and accrued interest on the note were $234,380.
Seed financing notes
The Company obtained financing from individual lenders in a principal amount of approximately $7.9 million as of June 30, 2024 and $6.5 million as of December 31, 2023, and issued notes to said lenders with stated interest rates between 7.8% and 12% and default interest rates between 15% and 18% between 2014 and 2024. Each noteholder has a continuing security interest in all of the Company’s property and assets. All such notes were in default as of June 30, 2024 and December 31, 2023, except for a note with a small noteholder that matures on September 30, 2024.
Contemporaneously with the issuance of the seed financing notes, the Company issued warrants to purchase Series B units at an exercise price of $0.01 per unit. The warrants typically expire ten years after issuance and are each exercisable for up to approximately 3.0% of the total issued and outstanding Series B units. See Note 15 — Members’ Deficit for further discussion of Series B warrants.
John Redmond also has an intercreditor agreement with the Seed Financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions.
NOTE 12 — Commitments and Contingencies
From time to time, we may be subjected to claims or lawsuits which arise in the ordinary course of business, including the matters described below. Estimates for resolution of legal and other contingencies are accrued when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies.
Tax Matters
From the first quarter of 2017 until October 31 , 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its Balance Sheets that amounted to $6.00 million and $5.42 million as of June 30, 2024 and December 31, 2023, respectively.
The Company remitted payments to IRS for the employee income taxes withheld and the employee and employer portion of the payroll taxes. The payroll taxes and income taxes withheld were remitted to IRS in full for the payroll periods from November 1, 2023 to June 30, 2024.
The employee income taxes withheld and the payroll taxes prior to November 1, 2023 were not remitted to IRS yet. The failure to deposit penalty and associated interest was calculated and recorded in Balance Sheets under the caption of accrued federal tax liability, penalties and interest.
The Company is subject to a state tax lien from the State of Georgia, Gwinnett County, for the tax years 2019 to 2022, for a total lien amount of $71,486. These liens are secured by business inventory and equipment. The Company intends to settle this amount in full.
The Company is subject to a city tax lien from the City of Buford, Georgia, for the tax years 2018 and 2019, and 2022, in the amounts of $975, $9,955 and $403, respectively.

Charging Order
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security.
The Charging Order specifically mandated that all distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, PC (“EBG”) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest. EBG was legal counsel to ScanTech Holdings and ScanTech Security, two entities that are not related parties for disclosure purposes but have common ownership with ScanTech.
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2022, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including Unit or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to (“York Capital) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of June 30, 2024 and December 31, 2023. Between 2.5% – 5.0% of the proceeds of the Business Combination may be due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
During the fourth quarter 2023, Ellenoff Grossman and Schole LLP (“EGS”), the Company’s legal counsel, agreed to receive delay payments on the service fees for services provided to the Company. As of December 31, 2023, the outstanding payment due was $256,869 and deferral service fee of $553, 554. As of June 30, 2024, the outstanding payment due was $18,733 and deferral service fee of $805,295. The fees are contingent upon the Company’s ability to successfully complete the business combination. In the event that the Company is unable to complete the business combination, EGS will not be paid for the services provided.
Taylor Freres Settlement Agreement
Since 2011, the Company engaged Taylor Freres Americas, LLP (“TFA”), or its affiliates, for various capital formation, investor relations, and business development services. The services agreed upon between the Company and TFA changed over the years, resulting in disputes in compensation, therefore on June 18, 2024, the Company and TFA entered into a settlement and mutual release agreement. In connection with the Company’s ongoing restructuring and reorganization activities, the parties settled and resolved all claims arising from or related to the engagement letter and the TFA’s other dealings with NACS, ScanTech, John Redmond (the controlling member of NACS and the Chairman of ScanTech) and their affiliates. In the event the business combination does not consummate before September 30, 2024, the vendor shall retain all of its rights as prior to the execution of the Settlement Agreement and Mutual Release Agreement.
Pursuance to the agreement, the Company agreed to pay to TFA a good faith deposit in the amount of $50,000. $35,000 of the good faith deposit was paid on June 18, 2024 via short term funding from Mr. Redmond. The remaining $15,000 was paid on July 29, 2024.
In addition, NACS agreed to transfer the ownership of its Series B units to TFA which equals to 3% of all outstanding Series B Units of the Company. In connection with this agreement, 349,871 units of Series B were transferred from NACS to TFA. As of June 30, 2024, TFA owned 8% of all outstanding Series B Units as a result of the transfer.
On October 24, 2024, ScanTech and Taylor Frères signed Amendment No. 1 to the Settlement Agreement and Mutual Release, which amended the Settlement Agreement and Mutual Release that was signed on June 18, 2024 and expired on September 30, 2024 (“Settlement Amendment”). The Settlement Amendment, among other things, reinstated the original settlement agreement and agreed Taylor Frères shall receive 1,445,000 shares of PubCo at the consummation of the Business Combination, to be allocated as follows: (i) 850,000 shares exchanged for the membership units representing the Taylor Freres’ ownership of membership units in ScanTech; and (ii) 595,000 shares exchanged for the membership units attributable to Taylor Freres’ accrued liability. The Settlement Amendment expires on December 31, 2024.
NOTE 13 — Income Taxes
The Company is a limited liability company that is treated as a partnership for federal and state tax return purposes, in which the responsibility for determining and paying income tax is passed through to its members. The Company analyzes its tax filing positions for all open tax years in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns.
Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expenses and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.
NOTE 14 — Series A Units
Series A Units
As of June 30, 2024 and December 31, 2023, the Company had 9,965,000 Series A units authorized and outstanding with a stated value of $1 per unit. Series A Units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder.
Mezzanine Classification
Series A units held by NACS are redeemable at any time if the Company has not carried out either a Qualified IPO or Change of Control (as defined in the ScanTech Operating Agreement). These Series A units are classified as “mezzanine” and are accounted for under the ASC accounting topics as Debt — Debt

With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.
S99-3A(2) of the SEC’s Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268, an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. If the Company has not carried out either a qualified IPO or a change of control within five years after the date of the NACS Purchase Agreement, which was dated August 2013, NACS may require the Company to redeem any portion of its Series A Units at any time. Accordingly, as the contingent redemption is not solely in control of the Company, the Company determined that the Series A units should be treated as mezzanine equity.
Liquidation Preference
The Series A units rank, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company’s Series B and C units and (ii) junior in priority of payment to the Company’s creditors.
Voting
The Series A units confer no voting rights, except as otherwise required by applicable law.
Other Accounting Matters
FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company performed an evaluation and determined the Series A and the host instrument is more akin to equity. The Company identified certain embedded redemption features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required.
Dividends on redeemable Series A units are included in Accumulated Deficit and accrued in Series A units subject to possible redemption.
As of June 30, 2024 and December 31, 2023, the Company had Series A units subject to possible redemption of $27,762,892 and $26,686,397, respectively. This includes the original investment in the amount of $10,000,000.
NOTE 15 — Members’ Deficit
Series A Units
The Company has 245,300 units of Series A units authorized and outstanding as of June 30, 2024 and December 31, 2023. Series A units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder, and such holder shall receive priority in distributions with respect to such preferred return.
Holders of the Series A units are not entitled to vote on, or consent to, any matter reserved for vote, or presented for vote, of the members. Series A units are not entitled to receive any distributions other than the preferred return and a return of the capital contributions. Accrued dividends on Series A units are included in Accumulated Deficit and accrued in Dividend Payable.
As of June 30, 2024 and December 31, 2023, the Company had accrued dividends payable to Series A unit holders of $401,432 and $376,399, respectively.

Series B Units
The Company has authorized 298,925,730 Series B units. The Series B units entitle the holder to receive a proportionate share of all distributions after payment of the preferred return and the return of capital on the Series A units.
As of June 30, 2024 and December 31, 2023, the Company had 9,906,827 Series B units outstanding.
Series C Units
The Series C units are “profits interests” granted to directors, employees and consultants from time to time under the 2012 Plan. Holders of the Series C units do not have voting rights. A number of Series C units equal to fifteen percent (15%) of the total outstanding Series B units and Series C units are reserved for grants under the plan. The allocation and vesting terms of grants of Series C units are determined by the Board of Directors.
As of June 30, 2024 and December 31, 2023, there were 1,748,264 of Series C membership interests authorized, and 1,584,327 units of Series C membership interests issued and outstanding.
Warrants and Options
The Company has issued warrants in connection with notes issued between 2014 and 2021. Each warrant entitles the holder to one Series B unit at an exercise price of $0.01 per unit.
Pursuant to a note issued to Seaport in October 2019, as subsequently amended, Seaport has a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000. On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for a maximum loan amount of $13,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised or the principal and accrued interest of the Seaport Note are paid in full.
As of June 30, 2024 and December 31, 2023, the Company had 11,491,154 B and C units outstanding. See Note 11 — Debt and Warrant Liabilities, for further discussion of warrants.
NOTE 16 — Subsequent Events
Upon execution of the Seaport purchase order purchase agreement on June 27, 2024, Seaport Group SIBS, LLC has continued to purchase the potential invoice rights towards the two purchase orders in the third quarter of 2024. As of September 24, 2024, the outstanding purchase order loan balance has grown to $1,955,140.
Seaport bridge financing loan matured on June 30, 2024. The Company will continue to accrue interest on the loan at the rate of 12% per annum until the successful close of the business combination.
On September 20, 2024, certain lenders, including Catalytic and Bay Point have agreed to material economic arrangements under the Conversion and Mutual Release Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and its affiliates have agreed to material economic arrangements under the Loan Exchange and Release Agreement which provides for the exchange of its existing warrants into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Steele and Seaport have agreed to material economic arrangements under the Credit and Security Agreement that provides for the exchange of its existing indebtedness, including principal and accrued interest, for a senior secured term loan totaling $3,000,000 for 36 months and a senior secured term loan totaling $14,296,909 for 60 months, respectively effective upon the closing of the Business Combination Agreement. All outstanding principal and accrued and unpaid interest is due and payable in full on the Maturity Date. Interest shall accrue at a fixed per annum rate of 9.00%. The aggregate principal amount of the term loan, including any additional advances, plus all other permitted indebtedness, shall not exceed $20,000,000 on the Closing Date without the prior written consent of all of the parties.
On September 22, 2024, the Seed Financing note holders have agreed to material economic arrangements under the Creditor Conversion Agreement which provides for the debt conversion at the Closing of its existing indebtedness, including principal and accrued interest, into a predetermined number of Pubco Common Stock upon the consummation of the Business Combination. This Agreement also provides for the cancellation of any existing indebtedness, warrants or derivatives held by the investor, upon the consummation of the Business Combination. In the event the Closing of the Company Merger and listing of the Pubco Common Stock on NASDAQ does not occur on or before December 31, 2024, this Agreement is automatically terminated.
On September 25, 2024, Seaport and Steele also have agreed to material economic arrangements under the intercreditor agreement that provides for certain governance and intercreditor relationship agency between Seaport and Steele, both as senior lenders to PubCo, to take effect simultaneous to the consummation of the business combination.
On September 30, 2024, Mars and ScanTech, among other parties, have entered into Amendment No. 4 to the Business Combination Agreement, which sets forth that every issued and outstanding ordinary share that is not redeemed and sold between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement. See the subsection entitled “The Business Combination Proposal — Amendments to the Business Combination Agreement” for additional information.

Annex A
BUSINESS COMBINATION AGREEMENT
by and among
MARS ACQUISITION CORP.,
as the Purchaser,
SCANTECH AI SYSTEMS INC.,
as Pubco,
MARS MERGER SUB I CORP.,
as Purchaser Merger Sub,
MARS MERGER SUB II LLC,
as Company Merger Sub,
SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC,
as the Company,
and
DOLAN FALCONER,
in the capacity as the Seller Representative
Dated as of September 5, 2023

A-i

A-ii

A-iii

A-iv

INDEX OF EXHIBITS
Exhibit	Description
Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Insider Letter Amendment

A-v

BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement (this “Agreement”) is made and entered into as of September 5, 2023, by and among (i) Mars Acquisition Corp., a Cayman Islands exempted company (together with its successors, the “Purchaser”), (ii) ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Pubco”), (iii) Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub” and, together with Purchaser Merger Sub, the “Merger Subs”; and the Merger Subs, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (v) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (together with its successors, the “Company”), and (vi) Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of this Agreement (the “Seller Representative”). The Purchaser, Pubco, Purchaser Merger Sub, Company Merger Sub, the Company and the Seller Representative are sometimes referred to herein collectively as the “Parties” and each, a “Party”. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in Article XI hereof.
RECITALS:
WHEREAS, the Company is engaged in the business of developing advanced CT scanners that provide accurate and rapid detection of restricted, hazardous and contraband materials, while optimizing the capabilities for screening applications;
WHEREAS, Pubco is a newly incorporated Delaware corporation that is owned entirely by the Purchaser, and Pubco owns all of the issued and outstanding equity interests of Purchaser Merger Sub and Company Merger Sub, each of which is a newly organized entity formed for the sole purpose of effecting the Mergers;
WHEREAS, upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which, among other things: (i) Purchaser Merger Sub shall merge with and into the Purchaser, with the Purchaser continuing as the surviving entity (the “Purchaser Merger”), and, in connection therewith, each Purchaser Ordinary Share issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right of the holder thereof to receive, with respect to each Purchaser Ordinary Share that is not redeemed in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub shall merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”), and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth herein and (B) any Company Convertible Securities shall be terminated; and (iii) as a result of such Mergers, the Purchaser and the Company each shall become wholly owned subsidiaries of Pubco, and Pubco shall become a publicly traded company;
WHEREAS, the board of directors of the Company has (i) determined that the Company Merger is fair, advisable and in the best interests of the Company and its members, (ii) approved this Agreement and the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to its members the approval and adoption of this Agreement and the transactions contemplated hereby, including the Company Merger;
WHEREAS, the boards of directors of Pubco, the Purchaser and the Merger Subs each (i) have determined that the respective Mergers to which they are a party are fair, advisable and in the best interests of their respective companies and equity holders, (ii) have approved this Agreement and the transactions contemplated hereby, including such Mergers, upon the terms and subject to the conditions set forth herein, and (iii) have determined to recommend to their respective equity holders the approval and adoption of this Agreement and the transactions contemplated hereby, including the applicable Merger;
WHEREAS, simultaneously with the execution and delivery of this Agreement, the Significant Company Holders have each entered into a Lock-Up Agreement with Pubco and the Purchaser, in the form attached hereto as Exhibit A (each, a “Lock-Up Agreement”), each of which shall become effective as of the Effective Time;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Sponsor has entered into a Sponsor Voting and Support Agreement with the Purchaser and the Company, in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”); and
WHEREAS, prior to the effectiveness of the Registration Statement, the Purchaser and Pubco have entered into an amendment to the Insider Letter with the Sponsor, the IPO Underwriter, the directors and members of the management team of the Purchaser and any other holder of Purchaser Private Shares, in the form attached hereto as Exhibit C hereto (the “Insider Letter Amendment”), to, among other matters, have Pubco assume the rights and obligations of the Purchaser thereunder with respect to the Pubco Securities issued in exchange for the Purchaser Securities.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
MERGERS
1.1   The Purchaser Merger.   At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Purchaser Merger Sub and the Purchaser shall consummate the Purchaser Merger, pursuant to which Purchaser Merger Sub shall be merged with and into the Purchaser, following which the separate corporate existence of Purchaser Merger Sub shall cease and the Purchaser shall continue as the surviving corporation in the Purchaser Merger. The Purchaser as the surviving corporation after the Purchaser Merger is hereinafter sometimes referred to as “Purchaser Surviving Subsidiary” (provided, that references to the Purchaser herein for periods after the Effective Time shall include Purchaser Surviving Subsidiary).
1.2   The Company Merger.   At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DLLCA, Company Merger Sub and the Company shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving entity in the Company Merger. The Company as the surviving entity after the Company Merger is hereinafter sometimes referred to as “Company Surviving Subsidiary” (provided, that references to the Company herein for periods after the Effective Time shall include the Company Surviving Subsidiary), and together with Purchaser Surviving Subsidiary, the “Surviving Subsidiaries” (provided, that notwithstanding the Company Merger, the Company shall not be included within the meaning of the term Purchaser Parties for purposes of this Agreement).
1.3   Effective Time.   Subject to the conditions of this Agreement, the Parties (a) shall cause the Purchaser Merger to be consummated by executing a plan of merger (the “Plan of Merger”) in form and substance reasonably acceptable to the Purchaser Merger Sub and the Purchaser and filing the Plan of Merger (and other documents required by Cayman Companies Act) with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Cayman Companies Act and (b) shall cause the Company Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and the Purchaser (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, with each of the Mergers to be consummated and effective simultaneously at 12:00 p.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Company and the Purchaser and specified in each of the Plan of Merger and the Company Certificate of Merger (the “Effective Time”).
1.4   Effect of the Mergers.   At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of the DLLCA and the Cayman Companies Act and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub shall vest in Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, and all debts, liabilities, obligations and duties of Purchaser Merger Sub and Company Merger Sub shall become the debts, liabilities, obligations and duties of Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, including in each case the rights and obligations of each such Party under this Agreement and the Ancillary Documents from and after the Effective Time.
1.5   Governing Documents.   At the Effective Time, (a) the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of Purchaser Surviving Subsidiary until thereafter amended as provided therein and under the Cayman Companies Act, and (b) the limited liability company operating agreement of Company Merger Sub shall become the limited liability company operating agreement of Company Surviving Subsidiary.
1.6   Directors and Officers of the Surviving Subsidiaries.   At the Effective Time, the board of directors and executive officers of each Surviving Subsidiary shall be the board of directors and executive officers of Pubco as of immediately prior to the Effective Time, after giving effect to Section 6.16 (or such other individuals as may be determined by Pubco), each to hold office in accordance with the respective Organizational Documents of the Surviving Subsidiaries until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
1.7   Amended Purchaser Organizational Documents.   Effective upon the Effective Time, Pubco shall amend and restate its Certificate of Incorporation and Bylaws in form and substance to be mutually agreed by the Purchaser and the Company prior to the effectiveness of the Registration Statement (the “Amended Pubco Organizational Documents”), which shall, among other matters, amend Pubco’s Organizational Documents to (i) provide for the size and structure of the Post-Closing Purchaser Board in accordance with Section 6.16, and (ii) otherwise be required or appropriate for a public company listed on Nasdaq.
1.8   Merger Consideration.   The aggregate consideration to be paid to Company Holders pursuant to the Company Merger (the “Merger Consideration”) shall be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the Closing Net Debt, with each Company Holder receiving for each Company Common LLC Unit held a number of shares of Pubco Common Stock equal to (a) the Per Unit Price, divided by (b) $9.87 (the “Conversion Ratio”) (as rounded down to the nearest whole number). Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Holder Participants shall have the contingent right to receive Earnout Shares from Pubco as additional consideration if the applicable Earnout Milestones as set forth in Section 1.10 are satisfied.
1.9   Closing Calculations.
(a)   Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Closing Statement”) setting forth (i) a good faith calculation of the Company’s estimate of the Closing Net Debt as of the Reference Time, and (ii) the resulting Merger Consideration and Conversion Ratio based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Company, and bank statements or other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Closing Statement to the Purchaser, if requested by the Purchaser, the Company shall meet with the Purchaser to review and discuss the Closing Statement and the Company shall consider in good faith the Purchaser’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually agreed by the Company and the Purchaser, both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.
(b)   Not later than two (2) Business Days prior to the Closing Date, the Purchaser shall deliver to the Company the written instruction to the Trustee in relation to the payment of cash out of the Trust Account (the “Instruction to Trustee”), which shall include a funds flow memorandum setting forth a good faith calculation of the (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Closing Redemption), (ii) the aggregate amount of all payments required to be made in connection with the Closing Redemption, (iii) the net cash of the Purchaser, after giving effect to the

Closing Redemption and any Transaction Financing, and (iv) the Purchaser’s Transaction Expenses, including the amount owed to each payee thereof and payment instructions therefor. Promptly upon delivering the Instruction to Trustee to the Company, if requested by the Company, the Purchaser shall meet with the Company to review and discuss the Instruction to Trustee and the Purchaser shall consider in good faith the Company’s comments to the Instruction to Trustee and make any appropriate adjustments to the Instruction to Trustee prior to the Closing, which adjusted Instruction to Trustee, as mutually agreed by the Purchaser and the Company, both acting reasonably and in good faith, shall thereafter become the Instruction to Trustee for all purposes of this Agreement.
1.10   Earnout.
(a)   General.   After the Closing, subject to the terms and conditions set forth herein, the Company Holder Participants shall have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”) based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing (the “Earnout Period”). The Company Holder Participants’ right to receive the Earnout Shares shall vest and become due and issuable as follows:
(i)   In the event that Pubco or its Subsidiaries shall receive the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period (the “TSA APSS Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-third (1/3) of the Earnout Shares;
(ii)   In the event that Pubco or its Subsidiaries receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period (the “Order Milestone” and, together with the TSA APSS Milestone, the “Commercial Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-third (1/3) of the Earnout Shares;
(iii)   In the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000) (the “First Revenue Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares;
(iv)   In the event that the EBITDA of Pubco for fiscal year 2024 is a positive number (the “First EDITDA Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares;
(v)   In the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000) (the “Second Revenue Milestone” and, together with the First Revenue Milestone, the “Revenue Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares; and
(vi)   In the event that the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000) (the “Second EDITDA Milestone” and, together with the First EBITDA Milestone, the “EBITDA Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares.

Notwithstanding the foregoing or anything contained herein to the contrary, in the event that any or all of Earnout Shares are not earned and issued pursuant to the above provisions, any unearned Earnout Shares (up to the maximum number of Earnout Shares) shall be earned in their entirety and issued to the Company Holder Participants if one of the following milestones is achieved:
(i)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or
(ii)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or
(iii)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).
Notwithstanding anything to the contrary herein, in the event of a Change of Control of Pubco during the Earnout Period, the Company Holder Participants shall be entitled to receive all Earnout Shares not previously earned and issued.
(b)   Determination of Earnout.
(i)   With respect to the achievement of the Revenue Milestones or the EBITDA Milestones, as soon as practicable (but in any event within twenty (20) days) after the applicable Filing Date for Pubco’s annual report for a given fiscal year, Pubco’s Chief Financial Officer (the “CFO”) shall prepare and deliver to the Seller Representative and the Pubco Board (each, a “Reviewing Party”) a written statement (each, a “Revenue/EBITDA Earnout Statement”) that sets forth the CFO’s determination of the revenue and EBITDA of Pubco for such year and whether the applicable revenue and EBITDA milestone has been satisfied for such year. Each Reviewing Party shall have twenty (20) days after its receipt of a Revenue/EBITDA Earnout Statement to review it. The Reviewing Parties, and their respective Representatives on their behalves, may make inquiries of the CFO and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the applicable Revenue/EBITDA Earnout Statement arising in the course of their review thereof, and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Reviewing Party has any objections to a Revenue/EBITDA Earnout Statement, such Reviewing Party shall deliver to Pubco (to the attention of the CFO) and the other Reviewing Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Reviewing Party within twenty (20) days following the date of delivery of each Revenue/EBITDA Earnout Statement, then such Reviewing Party shall have waived its right to contest such Revenue/EBITDA Earnout Statement and the determination of the revenue and EBITDA for such year (and whether the Revenue Milestone and/or EBITDA Milestone, as applicable, has been satisfied for such year) as set forth therein. If such written statement is delivered by a Reviewing Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Reviewing Parties do not reach a final resolution within such twenty (20) day period, then, upon the written request of either Reviewing Party, the Reviewing Parties shall refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.10(b)(iii).
(ii)   With respect to the achievement of any Commercial Milestone, within twenty (20) days after the date on which the Seller Representative believes that Pubco or its Subsidiaries has achieved a Commercial Milestone, the Seller Representative shall deliver a written statement to the Pubco Board (the “Commercial Earnout Statement”, and together with any Revenue/EBITDA Earnout Statements, the “Earnout Statements”) that sets forth in reasonable detail the evidence supporting its belief that the applicable Commercial Milestone has been achieved during the Earnout Period, along with copies of any relevant supporting documentation. The Pubco Board shall have twenty (20) days after its receipt of the Commercial Earnout Statement to review it. The Pubco Board and its Representatives on its behalf may make inquiries of the Seller Representative and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the Commercial Earnout Statement arising in the course of their review thereof, and the Seller Representative and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If the Pubco Board objects to the Commercial Earnout Statement, it shall deliver to the Seller Representative a statement setting forth its objections thereto (in reasonable detail and with any supporting documentation). If such written statement is not delivered by the Pubco Board within twenty (20) days following the date of delivery of the Commercial Earnout Statement, then the Pubco Board shall have waived its right to contest the Commercial Earnout Statement and whether the applicable Commercial Milestone(s) has been achieved as set forth therein. If such written statement is delivered by the Pubco Board within such twenty (20) day period, then the Seller Representative and the Pubco Board shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Pubco Board do not reach a final resolution within such twenty (20) day period, then, upon the written request of either Reviewing Party, the Reviewing Parties shall refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.10(b)(iii).
(iii)   If a dispute with respect an Earnout Statement is submitted in accordance with this Section 1.10 to the Independent Expert for final resolution, the Parties shall follow the procedures set forth in this Section 1.10(b)(iii).   Each Reviewing Party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Reviewing Party in connection with resolving any dispute hereunder before the Independent Expert, shall be borne by Pubco. The Independent Expert shall determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination shall be based solely upon and be consistent with the terms and conditions of this Agreement. Each Reviewing Party shall use its commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Reviewing Party shall be entitled, as part of its presentation, to respond to the presentation of the other Reviewing Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert shall be bound by the provisions of this Agreement, including this Section 1.10(b)(iii). It is the intent of the Parties that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Each Reviewing Party shall request that the Independent Expert’s determination be made within thirty (30) days after its engagement, or as soon thereafter as possible, shall be set forth in a written statement delivered to the Reviewing Parties and shall be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).
(iv)   If there is a final determination in accordance with this Section 1.10 that the Company Holder Participants are entitled to receive any of the Earnout Shares for having achieved an Earnout Milestone, the applicable portion of the Earnout Shares shall be due upon such final determination and Pubco shall issue and deliver such Earnout Shares to the Company Holder Participants as promptly as practicable, but in any event within twenty (20) days, thereafter, with each Company Holder Participant receiving its Company Holder Participant Pro Rata Share of such Earnout Shares (rounded to the nearest whole share).
(c)   Covenants Regarding Financial Reporting.   Pubco hereby agrees that for each fiscal year during the Earnout Period, it (i) shall not change its fiscal year end from December 31 of such year, and (ii) shall report its consolidated revenues and other financial information in U.S. dollars.

(d)   Changes in Business.   Following the Closing (including during the Earnout Period and for the Earnout Years), Pubco and its Subsidiaries shall be entitled to operate their respective businesses based upon the business requirements of Pubco and its Subsidiaries. Each of Pubco and its Subsidiaries shall be permitted, following the Closing (including during the Earnout Period and for the Earnout Years), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, and the Company Holder Participants shall not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, Pubco shall not, and shall cause its Subsidiaries not to, take or omit to take any action that is in bad faith and has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Earnout Milestones.
1.11   Effect of Purchaser Merger on Issued and Outstanding Securities of Purchaser and Purchaser Merger Sub.   At the Effective Time, by virtue of the Purchaser Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:
(a)   Purchaser Units.   At the Effective Time, every issued and outstanding Purchaser Unit shall be automatically detached, and the holder thereof shall be deemed to hold one (1) Purchaser Ordinary Share and one (1) Purchaser Right in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.11.
(b)   Purchaser Ordinary Shares.   Every issued and outstanding Purchaser Ordinary Share (other than those described in Section 1.11(c), Section 1.11(d) and Section 1.11(e) below) that is not redeemed in the Closing Redemption shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) one-half of one share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for one-half of one share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Purchaser and the Company and with such other terms as may be agreed by the Purchaser and the Company (together, the “Per Share Purchaser Merger Consideration”), following which, all Purchaser Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of any certificates previously evidencing Purchaser Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Any certificate previously evidencing Purchaser Ordinary Shares shall be exchanged for a certificate (if required by Law) representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.13.    Any certificate formerly representing Purchaser Ordinary Shares (other those described in Section 1.10(d) and Section 1.11(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Common Stock.
(c)   Purchaser Rights.   At the Effective Time, each issued and outstanding Purchaser Right shall be automatically converted into two-tenths (2/10) of one (1) Purchaser Ordinary Share, which is equivalent to the number of shares of Pubco Common Stock that would have been received by the holder thereof if such Purchaser Right had been converted upon the consummation of a Business Combination in accordance with the Purchaser’s Organizational Documents, the IPO Prospectus and the Rights Agreement into Purchaser Ordinary Shares, but for such purposes treating it as if such Business Combination had occurred at the Effective Time and the Purchaser Ordinary Shares issued upon conversion of the Purchaser Rights had then automatically been converted into shares of Pubco Common Stock. At the Effective Time, the Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of any certificates previously evidencing Purchaser Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Purchaser Rights, except as provided herein or by Law. Any certificate formerly representing Purchaser Rights shall thereafter represent only the right to receive shares of Pubco Common Stock as set forth herein (with any shares of Pubco Common Stock being rounded down to the nearest whole number).
(d)   Dissenting Shares.   Each Purchaser Ordinary Share owned by holders of Purchaser Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Purchaser Merger pursuant to the Cayman Companies Act (the “Dissenting Shares” and,

such holders, the “Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 1.17, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loss its rights to, dissent from the Purchaser Merger pursuant to Cayman Companies Act with respect to any Dissenting Shares.
(e)   Treasury Stock.   At the Effective Time, if there are any shares in the capital of Purchaser that are owned by the Purchaser as treasury shares or by any direct or indirect Subsidiary of the Purchaser, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.
(f)   Purchaser Merger Sub Stock.   At the Effective Time, each ordinary share of Purchaser Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares of Purchaser Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares in the capital of Purchaser Surviving Subsidiary.
(g)   No Liability.   Notwithstanding anything to the contrary in this Section 1.10, none of the Purchaser Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
1.12   Effect of Company Merger on Issued Securities of the Company and Company Merger Sub.    At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:
(a)   Company Common LLC Units.   Subject to clause (b) below, all Company Common LLC Units issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10), with each Company Holder being entitled to receive such Company Holder’s Company Holder Pro Rata Share of the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10), without interest, upon delivery of any required Transmittal Documents in accordance with Section 1.14. As of the Effective Time, each Company Holder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.10 above).
(b)   Other Company Convertible Securities.   Any Company Convertible Security, if not exercised or converted prior to the Effective Time into Company Common LLC Units, shall be cancelled, retired and terminated and thereby cease to represent any right to acquire, be exchanged for or convert into equity securities of the Company or Pubco, or any other security or otherwise receive payment of cash or other consideration therefor, whether upon any contingency or valuation or otherwise.
(c)   Company Merger Sub Shares. At the Effective Time, all common membership units of Company Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of common membership units of Company Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted, and shall constitute the only equity securities in Company Surviving Subsidiary.
1.13   Effect of Mergers on Issued and Outstanding Securities of Pubco.   At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company, all of the shares of capital stock of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.
1.14   Exchange Procedures.
(a)   At or prior to the Effective Time, Pubco shall send to each Company Holder a letter of transmittal for the applicable portion of the Merger Consideration, in form and substance reasonably agreed by the Purchaser and the Company prior to the Closing (a “Letter of Transmittal”), which shall specify that the delivery of Pubco Certificates in respect of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery to Pubco of membership interest certificates or other instruments, if any, representing the Company Common LLC Units (collectively, the “Company Certificates”), or written acknowledgement of the termination of their rights to such Company Common LLC Units to the extent that such Company Holder was never issued a Company Certificate or, in the case of a lost, stolen or destroyed Company Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.14(d), for cancellation together with any related documentation reasonably requested by Pubco in connection therewith. Each Company Holder shall be entitled to receive its Company Holder Pro Rata Share of the Merger Consideration (and, with respect to the Company Holder Participants, its Company Holder Participant Pro Rata Share of any Earnout Shares after the Closing in accordance with Section 1.10 or any Returned Shares after the Closing in accordance with Section 1.15) in respect of the Company Common LLC Units represented by the Company Certificate(s) as soon as reasonably practicable after the Effective Time, but subject to the delivery to Pubco of the following items (collectively, the “Transmittal Documents”): (i) (x) if applicable, the Company Certificate(s) for its Company Common LLC Units (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal, or (y) written acknowledgement of the termination of the rights to such Company Common LLC Units to the extent that such Company Holder was required to have been issued a Company Certificate, but was never issued a Company Certificate, and (ii) such other documents as may be reasonably requested by Pubco. Pubco shall issue, or cause to be issued, to each holder of Company Common LLC Units, upon compliance with this Section 1.14(a), certificates representing the number of shares of Pubco Common Stock for which their Company Common LLC Units are exchangeable (the “Pubco Certificates”) at the Effective Time, and any Company Certificates surrendered in connection with this Section 1.14(a) shall forthwith be canceled. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10) attributable to such Company Certificate.
(b)   If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name any surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Common LLC Units shall have been permitted in accordance with the terms of the Company’s Organizational Documents, as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (iii) the recipient such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by Pubco, and (iv) the Person requesting such delivery shall pay to Pubco any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Pubco that such Tax has been paid or is not payable.
(c)   All securities issued upon the surrender of Purchaser Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Purchaser Securities,    provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the shares of Pubco Common Stock so issued in exchange. To the extent that any Purchaser Ordinary Shares are represented by physical certificates (“Purchaser Certificates”), the holders of such Purchaser Ordinary Shares shall be provided a customary letter of transmittal by the Purchaser to send their Purchaser Certificates (or in the case of a lost, stolen or destroyed Purchaser Certificate, a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.14(d)) to the transfer agent for the shares of Pubco Common Stock, which shall be the same as the transfer agent for the Purchaser Ordinary Shares, and such transfer agent shall, upon receipt of completed documentation, issue the shares of Pubco Common Stock that are issuable in respect of the holder’s Purchaser Ordinary Shares. To the extent that any Purchaser Securities are held in book-entry form, the issuance of shares of Pubco Common Stock shall automatically be made by the transfer agent. If certificates representing the shares of Pubco Common Stock are to be issued in a name other than that in which the Purchaser Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Purchaser Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange shall have paid to Pubco or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing the shares of Pubco Common Stock in any name other than that of the registered holder of the Purchaser Certificates surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.
(d)   In the event any Company Certificate or Purchaser Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit”) by the Person claiming such Company Certificate or Purchaser Certificate to be lost, stolen or destroyed and, if required by Pubco, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Pubco as indemnity against any claim that may be made against it with respect to such Company Certificate or Purchaser Certificate, Pubco shall issue or cause to be issued the number of shares of Pubco Common Stock for which such lost, stolen or destroyed Company Certificates or Purchaser Certificates are exchangeable at the Effective Time and any dividends or distributions payable pursuant to this Agreement.
(e)   Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Common Stock shall be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Pubco Common Stock (after aggregating all fractional shares of Pubco Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Common Stock.
1.15   Shares in Respect of Specified Liability.   In the event that the amount of the Specified Liability has not been finally determined through a settlement or agreement prior to the Closing and is based on the amount of the Specified Liability reflected in the Interim Balance Sheet for purposes of the Closing Net Debt calculation, and, upon determination of the actual amount of the Specified Liability following the Closing pursuant to a final settlement or agreement relating thereto, the actual amount of such Specified Liability in such settlement or agreement is less than the amount of the Specified Liability set forth in the Interim Balance Sheet (any such difference, an “Excess Liability Amount”), then, as soon as practicable following such settlement or arrangement and determination of any such Excess Liability Amount, Pubco shall issue to the Company Holder Participants an aggregate number of shares of Pubco Common Stock equal to the Excess Liability Amount divided by $9.87 (any such shares so issued, the “Returned Shares”).
1.16   Tax Consequences.   The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, the Mergers, taken together, are intended to qualify as exchanges described in Section 351 of the Code (the “Intended Tax Treatment”). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any Taxes that may arise if the Mergers, taken together, do not qualify as exchanges described in Section 351 of the Code.
1.17   Dissenters’ Rights.
(a)   No person who has validly exercised their dissenters’ rights pursuant to Cayman Companies Act shall be entitled to receive the Per Share Purchaser Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Cayman Companies Act with respect to the Dissenting Shares owned by such Dissenting Shareholder.
(b)   In the event that any written notices of objection to the Purchaser Merger are served by any shareholders of the Purchaser pursuant section 238(2) of the Cayman Companies Act, the Purchaser shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Purchaser Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Act within twenty (20) days of obtaining the Required Purchaser Shareholder Approval.

1.18   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser Surviving Subsidiary and Company Surviving Subsidiary with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub, respectively, the then current officers and directors of the Purchaser, the Company, Pubco and the Merger Subs are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
ARTICLE II
CLOSING
2.1   Closing.   Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Company, 1345 Avenue of the Americas, New York, NY 10105, remotely by electronic exchange of signatures, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the third (3rd) Business Day after all the conditions to the Closing set forth in this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, provided that any information set forth in any one section of the Purchaser Disclosure Schedules shall be deemed to apply to each other applicable Section of this Article III), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date of this Agreement (it being acknowledged that (x) nothing disclosed in any such SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement) or Section 3.5 (Capitalization) and (y) no risk factors, forward-looking statements or similar predictive statements disclosed in any such SEC Report will be deemed to modify or qualify and representations or warranties set forth in this    Article III), the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:
3.1   Organization and Standing.   The Purchaser is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.
3.2   Authorization; Binding Agreement.   The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This

Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).
3.3   Governmental Approvals.   Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser, is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Purchaser or materially impair or delay the ability of the Purchaser to consummate the Transactions.
3.4   Non-Contravention.   Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser or materially impair or delay the ability of the Purchaser to consummate the Transactions.
3.5   Capitalization.
(a)   The share capital of the Purchaser is US$100,000 divided into 800,000,000 Purchaser Ordinary Shares. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth in Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding preference shares of the Purchaser. All outstanding Purchaser Ordinary Shares and Purchaser Units are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.
(b)   Except as set forth in Schedule 3.5(a) or Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Closing Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.
(c)   All Indebtedness of the Purchaser as of the date of this Agreement is disclosed in Schedule 3.5(c). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.
(d)   Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.
(e)   Prior to giving effect to the Mergers, the Purchaser owns all of the issued and outstanding capital stock of Pubco, and other than Pubco and the Merger Subs, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
3.6   SEC Filings and Purchaser Financials.
(a)   The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of 2021 (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Rights are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such

Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.
(b)   The Purchaser maintains disclosure controls and procedures required by Rules 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Purchaser and other material information required to be disclosed by the Purchaser in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Purchaser’s SEC filings and other public disclosure documents.
(c)   The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”) fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).
(d)   Except and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s last Quarterly Report on Form 10-Q. The Purchaser does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements other than those of the Purchaser are required by GAAP to be included in the Purchaser Financials.
(e)   Since its incorporation, the Purchaser has not received from the SEC staff or its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal controls over financial reporting of the Purchaser.
(f)   There are no outstanding loans or other extensions of credit made by the Purchaser to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Purchaser. The Purchaser has not taken any action prohibited by Section 402 of the SOX.
3.7   Absence of Certain Changes.
(a)   Since its incorporation, the Purchaser has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of an initial Business Combination as described in the IPO Prospectus, including the investigation of the Company and those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in the Purchaser’s Organizational Documents or the IPO Prospectus, there is no Contract binding upon any Purchaser Party or to which any Purchaser Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries.
(b)   Each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
(c)   Since December 31, 2022, the Purchaser has not been subject to a Material Adverse Effect.
3.8   Compliance with Laws.   The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written or, to the Knowledge of the Purchaser, oral, notice alleging any violation of applicable Law by the Purchaser.
3.9   Actions; Orders; Permits.   There is no pending or, to the Knowledge of the Purchaser, threatened, material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.10   Taxes and Returns.
(a)   The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(b)   Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.
(c)   The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers from qualifying as a transaction described in Section 351 of the Code.
3.11   Employees and Employee Benefit Plans.   The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions or the transactions contemplated by the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Purchaser or its Subsidiaries becoming due to any director, officer or employee of the Purchaser or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit. There is no arrangement with respect to any employee of the Purchaser that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Purchaser and no arrangement exists pursuant to which the Purchaser will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.
3.12   Properties.   The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.
3.13   Material Contracts.
(a)   Except as disclosed in Purchaser’s SEC Reports, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.
(b)   With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.
3.14   Transactions with Affiliates.   Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.
3.15   Investment Company Act; JOBS Act.   As of the date of this Agreement, the Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act. The Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.
3.16   Finders and Brokers.   Except as set forth in Schedule 3.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.
3.17   Certain Business Practices.
(a)   Neither the Purchaser, nor any of its directors or officers, nor, to the Knowledge of the Purchaser, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the any local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.
(b)   The operations of the Purchaser are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.
(c)   None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
3.18   Insurance.   Schedule 3.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, products, products liability, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.
3.19   Transactions with Affiliates.   Schedule 3.19 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer, employee, manager, direct or indirect equityholder or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding equity securities as of the date hereof.
3.20   Independent Investigation.   The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Company or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.
3.21   Trust Account.   As of June 30, 2023, there is $71,632,401.23 in cash held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Purchaser’s Organizational Documents and the IPO Prospectus. Amounts in the Trust Account are invested in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations. The Purchaser has performed all material obligations required to be performed by it to date, and is not in material default or breach, under the Trust Agreement, and to the Purchaser’s Knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Except to the extent necessary in connection with any Extensions, the Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of the Purchaser, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by the Purchaser to be inaccurate in any material respect or that would entitle any Person (other than Public Shareholders who shall have elected to redeem their Purchaser Ordinary Shares pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. As of the date hereof, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date. There are no Actions pending with respect to the Trust Account. The Purchaser has not released any money from the Trust Account other than to pay Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement and for prior redemptions of Purchaser Ordinary Shares by Public Shareholders in connection with prior amendments to the Purchaser’s Organizational Documents to extend its deadline to consummate a Business Combination. As of the Effective Time, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate and the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of the Purchaser by reason of the consummation of the transactions contemplated herein. Following the Effective Time, no shareholder of the Purchaser is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to tender its Purchaser Ordinary Shares for redemption pursuant to the Closing Redemption in compliance with the Purchaser’s Organizational Documents.
3.22   No Other Representations.   Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Purchaser or its business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser or any of its Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS
Except as set forth in the Purchaser Disclosure Schedules, each of Pubco and the Merger Subs represents and warrants to the Purchaser and the Company, as of the date hereof and as of the Closing, as follows:
4.1   Organization and Standing.   Pubco is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Company Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser Merger Sub is an exempted company validly existing and in good standing under the Laws of the Cayman

Islands. Each of Pubco and the Merger Subs has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. Pubco has heretofore made available to the Purchaser and the Company accurate and complete copies of the Organizational Documents of Pubco and the Merger Subs, each as currently in effect. Neither Pubco nor any Merger Sub is in violation of any provision of its Organizational Documents in any material respect.
4.2   Authorization; Binding Agreement.   Subject to the adoption of the Amended Pubco Organizational Documents and delivery of the Written Consents in accordance with Section 6.24, each of Pubco and the Merger Subs has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and the Merger Subs and, subject to the delivery of the Written Consents in accordance with Section 6.24 no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the Amended Pubco Organizational Documents), on the part of Pubco or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Subs is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.
4.3   Governmental Approvals.   Except as otherwise set forth in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of Pubco or the Merger Subs is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.4   Non-Contravention.   The execution and delivery by Pubco and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the adoption of the Amended Pubco Organizational Documents, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.5   Capitalization.   Prior to giving effect to the Mergers and the Amended Purchaser Organizational Documents, (i) Pubco is authorized to issue 100 shares of Pubco Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by the Purchaser, (ii) the share capital of Purchaser Merger Sub is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 10,000 shares are issued and outstanding, and all of which are owned by Pubco, and (iii) Company Merger Sub is authorized to issue 1,000 common membership units, of which 1,000 common membership units are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the Mergers, other than Pubco’s ownership of the Merger Subs, Pubco and the Merger Subs do not have any Subsidiaries or own any equity interests in any other Person.
4.6   Ownership of Merger Consideration.   All shares of Pubco Common Stock to be issued and delivered to the Company Holders as Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Pubco Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by any Company Holder, and the issuance and sale of such Pubco Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.
4.7   Pubco and Merger Sub Activities.   Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of the Merger Subs) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the transactions contemplated hereby and thereby, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract.
4.8   Finders and Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser Parties or the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or the Merger Subs.
4.9   Investment Company Act.   As of the date of this Agreement, Pubco is not an “investment company”, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.
4.10   No Other Representations.   Except for the representations and warranties expressly made by Pubco and the Merger Subs in this Article IV (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of Pubco nor the Merger Subs nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to Pubco or the Merger Subs or their respective businesses, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and each of Pubco and the Merger Subs hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or either of the Merger Subs or any of their respective. Except for the representations and warranties expressly made by Pubco and the Merger Subs in this Article IV (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, each of Pubco and the Merger Subs hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of Pubco or a Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of Pubco or a Merger Sub.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, provided that any information set forth in any one section of the Company Disclosure Schedules shall be deemed to apply to each other applicable Section of this    Article V), the Company hereby represents and warrants to the Purchaser Parties, as of the date hereof and as of the Closing, as follows:
5.1   Organization and Standing.   The Company is a limited liability company duly formed, validly existing and in good standing under the DLLCA and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary and would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdictions in which the Company is qualified to conduct business and all names other than its legal name under which the Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.
5.2   Authorization; Binding Agreement.   The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Holder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DLLCA, any other applicable Law or any Contract to which the Company or any of its equity holders is a party or by which it or its securities are bound and (b) other than the Required Company Holder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by unanimous written consent (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Company Merger and the other transactions contemplated by this Agreement in accordance with the DLLCA, (iii) directed that this Agreement be submitted to the Company’s members for adoption and (iv) resolved to recommend that the Company’s members adopt this Agreement.
5.3   Capitalization.
(a)   As of the date of this Agreement, the Company issued and outstanding membership or other equity interests of the Company consists of 10,210,300 Company Series A Units, 9,807,784 Company Series B Units, and 1,678,862 Company Series C Units. There are 51,918 Company Series C Units reserved and available for issuance pursuant to the Company’s Equity Incentive Plan. Prior to giving effect to the transactions contemplated by this Agreement (including, without limitation, the Recapitalization), all of the issued and outstanding Company Units and other equity interests of the Company are set forth on Schedule 5.3(a), along with the beneficial and record owners thereof. All of the outstanding Company Units and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DLLCA, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company does not directly or indirectly hold any Company Units or other equity interests of the Company in treasury. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.
(b)   Other than as set forth in Schedule 5.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its equity holders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth in Schedule 5.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Operating Agreement or in Schedule 5.3(b), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. Except as set forth in Schedule 5.3(b), as a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(c)   Except as disclosed in the Company Financials, since January 1, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.
5.4   Subsidiaries.   The Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
5.5   Governmental Approvals.   Except as otherwise described in Schedule 5.5, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Company or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.
5.6   Non-Contravention.   Except as otherwise described in Schedule 5.6, the execution and delivery by the Company of this Agreement and each Ancillary Document to which the Company is or is required to be a party or otherwise bound, and the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Company or its ability to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.
5.7   Financial Statements.
(a)   As used herein, the term “Company Financials” means the unaudited financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2022 (the “Balance Sheet Date”) and December 31, 2021, and the related unaudited income statements, changes in members’ equity and statements of cash flows for the fiscal years then ended. True and correct copies of the Company Financials are attached as Schedule 5.7(a). The Company Financials (i) accurately reflect in all material respects the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that these unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in nature or amount), and (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.
(b)   All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. In the past three (3) years, the Company has not received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.
(c)   The Company does not have any Indebtedness other than the Indebtedness set forth in Schedule 5.7(c). No Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.
(d)   The Company is not subject to any Liabilities or obligations (of the type required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date contained in the Company Financials, (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law) or (iii) Expenses of the Company incurred in connection with the negotiation, preparation and/or execution of this Agreement or any of the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
5.8   Absence of Certain Changes.   Except as set forth in Schedule 5.8, since December 31, 2022, the Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.2(b) (without giving effect to Schedule 6.2) if such action were taken on or after the date hereof without the consent of the Purchaser.
5.9   Compliance with Laws.   The Company is not nor has the Company been in material conflict or material non-compliance with, or in material default or violation of, nor has the Company received, since January 1, 2022, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

5.10   Company Permits.   The Company holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Company Permits”). All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. The Company is not in violation in any material respect of the terms of any Company Permit, and the Company has not received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.
5.11   Litigation.   Except as described in Schedule 5.11, as of the date of this Agreement there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority, in either case of (a) or (b) by or against the Company, its business, equity securities or assets, which is reasonably expected to have a Material Adverse Effect upon the Company. Since January 1, 2022, to the Company’s Knowledge, none of the current or former executive officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.
5.12   Material Contracts.
(a)   Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which the Company is a party or by which the Company or any of its properties or assets are bound or affected (each Contract required to be set forth in Schedule 5.12(a), a “Company Material Contract”) that:
(i)   contains covenants that limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;
(ii)   involves any joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
(iii)   involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;
(iv)   evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $100,000;
(v)   involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Company or another Person;
(vi)   relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets, in each case with ongoing obligations on behalf of the Company;
(vii)   by its terms, individually or with all related Contracts, called for aggregate payments or resulted in receipts by the Company under such Contract or Contracts of at least $100,000 in the 12-month period ended June 30, 2023, and which the Company reasonably expects to require payments or receipts of at least $100,000 in the current fiscal year;
(viii)   between the Company and any of its directors, officers, contractors or employees of the Company or any Related Person (other than at-will employment or consulting arrangements or intellectual property assignment agreements with employees and contractors entered into in the ordinary course of business consistent with past practice and comporting in all material respects with the Company form agreements therefor), including all non-competition, severance and indemnification agreements;
(ix)   obligates the Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);
(x)   relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations);
(xi)   is between the Company and any directors, officers or employees of the Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;
(xii)   relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from the Company, other than Off-the-Shelf Software; or
(xiii)   that would be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.
(b)   Except as disclosed in Schedule 5.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) the Company is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.
5.13   Intellectual Property.
(a)   Schedule 5.13(a)(i) sets forth as of the date of this Agreement (i) all material U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications therefor owned, purported to be owned, or exclusively licensed by the Company or otherwise used or held for use by the Company in which the Company is or purports to be the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or purported to be owned by, licensed by, licensed to, or otherwise used or held for use by the Company (collectively with the Company Registered IP, “Company IP”).
(b)   To the Knowledge of the Company, the Company has a valid and enforceable license to use all third-party Intellectual Property that is used or practiced in the conduct of its respective business.

The Company is not a party to any Contract that requires the Company to assign to any Person all of its rights in any Intellectual Property developed by the Company under such Contract.
(c)   Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Company is the licensee or recipient of rights (each, an “Inbound IP License”), other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements, (C) confidentiality agreements entered into in the ordinary course of business solely for the purposes of evaluating a potential business relationship, or (D) non-exclusive licenses granted by the Company, or to the Company in the ordinary course of business, and for each such Inbound IP License, describes (i) the applicable Intellectual Property affected, (ii) the licensor or grantor of rights under such Inbound IP License, and (iii) any royalties, license fees or other compensation due to any Person, if any. Each Inbound IP License is in effect, binding on, and enforceable against the parties thereto. Neither the Company, nor, to the Company’s Knowledge, no counterparty to any Inbound IP License, is in material breach of any Inbound IP License. As of the date of this Agreement, the Company does not have any licenses, sublicenses and other agreements or permissions under which the Company is the licensor or grantor of rights.
(d)   No Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, purported to be owned, licensed, used or held for use by the Company. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution, wrongful disclosure or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company; (iii) there are no outstanding Orders to which the Company is a party or its otherwise bound that (A) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (B) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (C) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned or purported to be owned by the Company. The Company is not currently infringing, misappropriating, wrongfully disclosing, diluting or otherwise violating any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or since January 1, 2018, has been, infringing upon, misappropriating, wrongfully disclosing, diluting, or otherwise violating any Company IP.
(e)   To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of the Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Company; and (ii) the operation of the business of the Company has not and does not violate any right to privacy or publicity of any third Person.
(f)   The Company is not legally bound by any Contract or other obligation under which the occurrence of the Closing would (i) obligate the Company to license, or otherwise grant rights or result in the grant of rights to any other Person in, any Intellectual Property (whether owned or used by the Company), (ii) entitle any Person to a release of any source code escrow or any other disclosure of any source code that is Company Intellectual Property, (iii) result in any material Liens on the Company Intellectual Property, (iv) result in the material loss or impairment of the Company’s rights to own or use any Company Intellectual Property or (v) otherwise materially increase any burdens or decrease any rights relating to the Company Intellectual Property.
(g)   The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Company, or (ii) any Inbound IP License.

5.14   Taxes and Returns.
Except as set forth on Schedule 5.18:
(a)   The Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.
(b)   There is no Action currently pending or, to the Knowledge of the Company, threatened, against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c)   The Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).
(d)   There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.
(e)   The Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.
(f)   The Company does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(g)   The Company has not made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(h)   The Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4.
(i)   The Company does not have any Liability or potential Liability for the Taxes of another Person that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period following the Closing Date.
(j)   The Company has not requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.
5.15   Real Property.   Except as set forth on Schedule 5.15, the Company does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Company has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 5.15, free and clear of all Liens.

5.16   Personal Property.   All items of material Personal Property currently owned, used or leased by the Company in the aggregate are in good operating condition and repair and function in all material respects in the aggregate in accordance with their intended uses (ordinary wear and tear excepted).
5.17   Title to and Sufficiency of Assets.   The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Balance Sheet Date included in the Company Financials and (d) Liens set forth in Schedule 5.17. The assets that the Company will continue to have good and valid title to, or the right to use, following the Closing constitute all of the material assets necessary for the conduct of the business and operations of the Company as currently conducted.
5.18   Employee Matters.
(a)   The Company is not a party to any collective bargaining agreement or similar Contract covering any group of employees, labor organization or other representative of any of the employees of the Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened in writing any strike, slow-down, picketing, work-stoppage, arbitration or other similar labor activity (including unfair labor practice charges, grievances or complaints) with respect to any such employees. As of the date hereof, no current officer of the Company has provided the Company with written notice of his or her plan to terminate his or her employment with the Company.
(b)   Except as set forth in Schedule 5.18(b), the Company (i) to the Knowledge of the Company, is and has since January 1, 2022 been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (collectively, “Employment Laws”), (ii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with any Employment Law, and (iii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with payment of wages. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of the Company, threatened in writing against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any Employment Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(c)   Schedule 5.18(c) hereto sets forth a complete list as of the date hereof of all employees of the Company, showing for each as of such date the employee’s name, job title or description and location. Except as set forth in Schedule 5.18(c), no employee is a party to a written employment Contract with the Company and each is employed “at will”.
5.19   Benefit Plans.
(a)   During the six (6)-year period preceding the date of this Agreement, neither the Company nor any of its ERISA Affiliates has sponsored, maintained, contributed to, had an obligation to contribute to, or otherwise had any Liability under or with respect to: (i) a “defined benefit plan” (as defined in Section 414(j) of the Code) or any other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (as described in Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(b)   Set forth on Schedule 5.19(b) is a true and complete list of each Benefit Plan of the Company (“Company Benefit Plan”). Each Company Benefit Plan has been established and maintained in material compliance with its terms and with the requirements of all applicable Laws, including ERISA and the Code. With respect to each Company Benefit Plan, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) the plan document; (ii) any trust agreement, annuity Contract, or other funding arrangement; (iii) the current summary plan description; and (iv) all material communications with any Governmental Authority.
(c)   Neither the execution and delivery of this Agreement, nor the consummation of the Transactions shall: (i) entitle any current or former employee, officer, director or independent contractor to any payment or any increase in payment under any Company Benefit Plan, (ii) accelerate the time of payment, funding or vesting of any benefit under any Company Benefit Plan, or (iii) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor Seller has any obligation to “gross-up,” compensate, reimburse, “make-whole,” or otherwise indemnify any individual for the imposition of any Tax under Sections 4999 or 409A of the Code.
5.20   Environmental Matters.   Except as set forth in Schedule 5.20:
(a)   The Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could materially and adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.
(b)   The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any material Liabilities or obligations under any Environmental Laws.
(c)   No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.
(d)   The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of the Company or any property currently or formerly owned, operated, or leased by the Company or any property to which the Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company incurring any material Environmental Liabilities.
5.21   Transactions with Related Persons.   Except as set forth on Schedule 5.21, neither the Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the last two fiscal years, has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person. Except as set forth on Schedule 5.21, the Company does not have any outstanding any material Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or material Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of the Company.

5.22   Insurance.
As of the date of this Agreement, the Company does not have or maintain any insurance policies.
5.23   Books and Records.   All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws in all material respects.
5.24   Customers/Distributors and Suppliers.   Schedule 5.24 lists, for each of (a) the twelve (12) months ended December 31, 2022 and (b) the period from January 1, 2023 through the Balance Sheet Date, the active customers and distributors of the Company (the “Active Customers/Distributors”). The relationships of the Company with the Active Customers/Distributors are good commercial working relationships and (i) no Active Customer/Distributor within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Company, (ii) no Active Customer/Distributor has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Company or intends to stop, decrease or limit materially its usage or purchase of the products or services of the Company, (iii) the Company has not within the past two (2) years been engaged in any material dispute with any Active Customer/Distributor, and (iv) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not materially and adversely affect the relationship of the Company with any Active Customer/Distributor. The Company did not have any Active Material Suppliers (as hereinafter defined) during (a) the twelve (12) months ended December 31, 2022 or (b) the period from January 1, 2023 through the Balance Sheet Date. For purposes hereof, “Active Material Suppliers” means suppliers of goods or services to the Company which have received orders and/or payments of greater than $100,000 during the applicable period.
5.25   Certain Business Practices.
(a)   Neither the Company, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company, nor any of its Representatives acting on its behalf, has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.
(b)   The operations of the Company are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.
(c)   Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not, in the last five (5) fiscal years, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
5.26   Investment Company Act.   The Company is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

5.27   Finders and Brokers.   Except as set forth in Schedule 5.27, the Company has not incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
5.28   Independent Investigation.   The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary documents to which it is a party and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.
5.29   Information Supplied.   None of the information supplied or to be supplied by the Company specifically in writing for inclusion in the Registration Statement will, when first mailed to the Public Shareholders or at the time of the Purchaser Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) any information supplied by or on behalf of the Purchaser or its Affiliates or (b) any projections, estimates, forecasts or forward-looking statements included in the Registration Statement.
5.30   No Other Representations.   Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Company, the Company Security Holders, the Company Shares, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaim any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or in any Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, forward-looking statement, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser or any of its Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.
ARTICLE VI
COVENANTS
6.1   Access and Information
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 6.14, the Company shall give the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the Purchaser or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be required to provide to the Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in a breach of any Contract between the Company and a third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any Purchaser Party or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis. Notwithstanding the foregoing or anything contained in this Agreement, the Parties acknowledge that certain information of or maintained by the Company is subject to governmental secrecy or confidentiality provisions and may not be disclosed or shared without prior approval of the applicable Governmental Authority or other applicable Person.
(b)   During the Interim Period, subject to Section 6.14, the Purchaser shall give the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) result in a breach of any Contract between the Purchaser and a third party, (C) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Purchaser shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Purchaser shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
6.2   Conduct of Business of the Company.
(a)   Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this

Agreement or the Ancillary Documents, as necessary in connection with the Recapitalization, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.
(b)   Without limiting the generality of Section 6.2 and except as contemplated by the terms of this Agreement or the Ancillary Documents, as necessary in connection with the Recapitalization, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:
(i)   amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   except as set forth in Schedule 6.2(b)(iv), make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(v)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;
(vi)   terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;
(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(viii)   establish any Subsidiary or enter into any new line of business;
(ix)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;
(x)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;
(xi)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;
(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;
(xiii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xiv)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xv)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;
(xvi)   accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;
(xvii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xviii)   authorize or agree to do any of the foregoing actions.
6.3   Conduct of Business of the Purchaser.
(a)   Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.3, but subject to Section 6.3(b)(iv), nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”) pursuant to exercise of automatic extension rights in accordance with the Purchaser’s current Organizational Documents, and no consent of any other Party shall be required in connection therewith.
(b)   Without limiting the generality of Section (a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (or as contemplated by any Transaction Financing), as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries, including Pubco and the Merger Subs, to not:

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance (A) its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any Transaction Financing), up to aggregate additional Indebtedness during the Interim Period of $200,000, and (B) the costs and expenses necessary for an Extension (including to fund payments by the Purchaser to the Trust Account for (x) an automatic extension right in accordance with Purchaser’s current Organizational Documents or (y) to incentivize Public Shareholders not to redeem their Purchaser Ordinary in an extension redemption connection with an amendment of Purchaser’s Organizational Documents to extend its deadline to consummate a Business Combination) (such expenses, “Extension Expenses”)), up to aggregate additional Indebtedness during the Interim Period of $600,000;
(v)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;
(vii)   terminate, waive or assign any material right under any Purchaser Material Contract;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any Subsidiary or enter into any new line of business;
(x)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;
(xii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;
(xiii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xv)   voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses or any Extension Expenses permitted pursuant to clause (iv) above) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;
(xvi)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;
(xviii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xix)   authorize or agree to do any of the foregoing actions.
6.4   Financial Statements.   As soon as available following the date of this Agreement, the Company shall deliver to the Purchaser (a) the financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2022 and December 31, 2021, and the related audited income statements, changes in members’ equity and statements of cash flows for the years then ended, each audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor, and (b) the PCAOB-auditor reviewed financial statements, consisting of the balance sheet of the Company as of June 30, 2023 (the “Interim Balance Sheet Date”) and the related income statement, changes in members’ equity and statement of cash flows for the six months then ended, which shall comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder. During the Interim Period, as promptly as practicable following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited income statement and an unaudited balance sheet of the Company for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited financial statements of the Company that the Company’s certified public accountants may issue.
6.5   Purchaser Public Filings.   During the Interim Period, the Purchaser shall keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Units and the Purchaser Ordinary Shares on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Common Stock.
6.6   No Solicitation.
(a)   For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.
(b)   During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party; provided, however, that notwithstanding the foregoing or anything in this Agreement to the contrary, the Company shall be permitted to engage in discussions or negotiations with respect to a transaction or relationship with any potential strategic partner, investor or entity engaged in a line of business similar to the business conducted by the Company, and any such discussions or negotiations shall not be or constitute a breach of this Agreement.
(c)   Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying, in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof, if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.
6.7   No Trading.   The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Mergers in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.
6.8   Notification of Certain Matters.   During the Interim Period, each Party shall give prompt notice to the other Parties in writing if such Party or its Affiliates becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of Purchaser, as the case may be): (a) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any conditions to the Closing set forth in Article VII not to be satisfied or (b) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material impact on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. During the Interim Period, the Purchaser, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Ancillary Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of the Purchaser, the Purchaser or any of its Representatives (in their capacity as a representative of the Purchaser) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a representative of the Company). The Purchaser and the Company each (i) shall keep the other Party reasonably informed regarding any Transaction Litigation, (ii) shall give the other Party the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other Party in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) shall consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) shall reasonably cooperate with each other Party. Notwithstanding the foregoing, (x) the Purchaser and the Company shall jointly control the negotiation, defense and settlement of any such Transaction Litigation and (y) in no event shall the Purchaser (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).
6.9   Efforts.
(a)   Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.
(b)   As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement (including to obtain CFIUS Approval, the costs and expenses of which shall be borne equally by the Purchaser and the Company). Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.
(c)   Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.
6.10   Further Assurances.   The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.
6.11   The Registration Statement.
(a)   As promptly as practicable after the date hereof, the Purchaser, Pubco and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and Pubco shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued to the holders of Purchaser Securities and the Company Holders pursuant to the Mergers, which Registration Statement shall also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the Purchaser’s shareholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Shareholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Ordinary Shares redeemed (the “Closing Redemption”) in conjunction with the shareholder vote on the Purchaser Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the Purchaser’s shareholders to vote, at an extraordinary general meeting of the Purchaser’s shareholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Mergers (and, to the extent required, the issuance of any shares in connection with any Transaction Financing) and the Plan of Merger, by the holders of Purchaser Ordinary Shares in accordance with the Purchaser’s Organizational Documents, the Cayman Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the Amended Pubco Organizational Documents, (iii) the adoption and approval of a new equity incentive plan for Pubco, in form and substance to be mutually agreed by the Purchaser and the Company prior to the effectiveness of the Registration Statement, and which shall provide for awards for a number of shares of Pubco Common Stock equal to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing (after giving effect to the Closing Redemption), (iv) the appointment of the members of the Post-Closing Pubco Board in accordance with Section 6.16 hereof, and (v) such other matters as the Company and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Shareholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. The Purchaser Board shall not withdraw, amend, qualify or modify its recommendation that the Purchaser’s shareholders approve the Purchaser Shareholder Approval Matters. If, on the date for which the Purchaser Special Meeting is scheduled, the Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Shareholder Approval, whether or not a quorum is present, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, the Purchaser and Pubco shall file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Cayman Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and the Purchaser and Pubco shall consider in good faith any such comments. The Company shall provide Purchaser with such information concerning the Company and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein to the extent based solely on information supplied by the Purchaser, the Merger Subs or the Sponsor for inclusion or incorporation by reference in the Registration Statement or any SEC filings of the Purchaser or the Proxy Statement provided to the Purchaser’s shareholders.
(b)   The Purchaser, Pubco and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Closing Redemption. Each of the Purchaser, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Purchaser and Pubco and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser and Pubco, with the reasonable cooperation of the Company, shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser’s shareholders, in each case, as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser shall not amend or supplement the Registration Statement without the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed).
(c)   Each of Pubco and the Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser, Pubco, or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Closing Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Purchaser shall consider in good faith any such comments. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. No filing of, or amendment or supplement to the

Registration Statement shall be made by the Purchaser or Pubco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). No response to any comments from the SEC or the staff of the SEC relating to the Registration Statement shall be made by the Purchaser or Pubco without the prior consent of the Company (such consent not to be unreasonably withheld, conditions or delayed), and without providing the Company, as applicable, a reasonable opportunity to review and comment thereon.
(d)   As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser and Pubco soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall (i) cause the Proxy Statement to be disseminated to the Purchaser’s shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents and Nasdaq listing rules, for a date no later than thirty (30) days following the date the Registration Statement is declared effective, (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Purchaser Shareholder Approval Matters, and (iv) call the Purchaser Special Meeting in accordance with the Cayman Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.
(e)   The Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Closing Redemption.
(f)   The Purchaser and the Company shall use commercially reasonable efforts to cause: (i) Pubco to satisfy all applicable listing requirements of Nasdaq and (ii) the Pubco Common Stock issuable in accordance with this Agreement, including the Mergers, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
6.12   Required Company Holder Approval.   As promptly as practicable after the Registration Statement has become effective, the Company shall either (i) call a meeting of its members in order to obtain the Required Company Holder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Holders proxies in favor of the Required Company Holder Approval prior to such Company Special Meeting, or (ii) use its commercially reasonable best to obtain a signed written consent in lieu of a meeting of its members for the Required Company Holder Approval, and the Company shall take all other actions necessary or advisable to secure the Required Company Holder Approval.
6.13   Public Announcements.
(a)   The Parties agree that during the Interim Period, no public release, filing, announcement or other public communication concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby, including the existence or status thereof, shall be issued by any Party or any of their respective Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall promptly notify the other Parties of such obligation and shall use its commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
(b)   The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within two (2) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.
6.14   Confidential Information.
(a)   The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.14(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.14(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
(b)   Each Purchaser Party hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent;

and (ii) in the event that a Purchaser Party or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.14(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.14(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, each Purchaser Party shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at such Purchaser Party’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
6.15   Documents and Information.   After the Closing Date, Pubco shall, and shall cause its Subsidiaries (including the Surviving Subsidiaries) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Purchaser Parties and the Company in existence on the Closing Date and make the same available for inspection and copying by the Seller Representative during normal business hours of Pubco and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its Subsidiaries (including the Company) without first advising the Seller Representative in writing and giving Seller Representative a reasonable opportunity to obtain possession thereof.
6.16   Post-Closing Board of Directors and Executive Officers.
(a)   Immediately after the Closing, Karl Brenza shall be appointed as the Chairman of Pubco and the Parties shall take all necessary action (including causing the directors of Pubco to resign) to designate and appoint to the rest of Pubco’s board of directors (the “Post-Closing Pubco Board”) seven (7) individuals, as follows: (i) two (2) individuals designated by the Purchaser prior to the Closing (the “Purchaser Directors”), one of whom shall be Karl Brenza and the other of which shall qualify as an independent director under Nasdaq rules, which Purchaser Directors shall be reasonably acceptable to the Company, (ii) four (4) individuals that are designated by the Company prior to the Closing (the “Company Directors”), one of whom shall be the Chief Executive Officer of the Company and two (2) of which shall qualify as an independent director under Nasdaq rules, which Company Directors shall be reasonably acceptable to the Company, and (iii) one (1) individual that is mutually agreed upon by the Company and the Purchaser acting reasonably, and who shall qualify as an independent director under Nasdaq rules. At or prior to the Closing, Pubco will provide each director serving on the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing (or if later, such director’s appointment). Pursuant to the Amended Pubco Organizational Documents as in effect as of the Closing, the Post-Closing Pubco Board shall be a classified board with three classes of directors, with (x) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (y) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (z) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing (each of Karl Brenza and Dolan Falconer shall serve as Class C Directors).
(b)   The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).
(c)   The Parties shall take all necessary action to cause Pubco to have an advisory board comprised of those individuals set forth on Schedule 6.16(c) or such other individuals as the Company may designate.
6.17   Indemnification of Directors and Officers; Tail Insurance.
(a)   The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of a Purchaser Party or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of a Purchaser Party or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and a Purchaser Party or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco and the Surviving Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of, as applicable, the Purchaser or the Company the extent permitted by applicable Law. The provisions of this Section 6.17 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)   Pubco shall indemnify the directors and executive officers of the Purchaser for any Liabilities they may incur that arise from the Specified Liability.
(c)   For the benefit of each Purchaser Party’s and the Company’s directors and officers, Pubco or the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than, as applicable, the Purchaser’s or the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and the Surviving Subsidiaries shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and the Surviving Subsidiaries shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.
6.18   Trust Account Proceeds.   The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption, and any proceeds received by Purchaser from any Transaction Financing shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO, (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iv) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.
6.19   Tax Matters.
(a)   Each of the Parties shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Mergers consistent with the Intended Tax Treatment. Each of the Parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.
(b)   The Purchaser shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify the Purchaser, in each case if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent the Mergers from qualifying for the Intended Tax Treatment.
6.20   Transfer Taxes.   The Purchaser shall pay for and bear any sales, use, real property transfer, stamp, stock transfer, or other similar transfer Taxes imposed on Purchaser, either Merger Sub or the Company in connection with the Mergers or other transactions contemplated by this Agreement.
6.21   Transaction Financing.   Without limiting anything to the contrary contained herein, during the Interim Period, the Purchaser shall use commercially reasonable efforts enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, a “Transaction Financing”) on such terms as the Purchaser and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by the Purchaser, the Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by the Purchaser). Such Financing Agreements may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. Except to the extent permitted pursuant to the terms of the Financing Agreements or otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not materially increase conditionality or impose any new material obligation on the Company or the Purchaser, during the Interim Period, the Purchaser shall not (i) reduce the committed investment amount to be received by the Purchaser under any Financing Agreement or reduce or impair the rights of the Purchaser under any Financing Agreement in any material respect or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Financing Agreements, in each case, (x) in any material respect and (y) excluding any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision).
6.22   Employment Agreements.   Prior to the Closing, each of the individuals set forth in Schedule 6.22 shall enter into a new employment agreement between each such individual and Pubco (or a Subsidiary thereof), in each case, to become effective as of the Closing, and upon terms to be agreed by to the Company, the Purchaser and such individual prior to the effectiveness of the Registration Statement (collectively, the “Employment Agreements”).
6.23   A&R Registration Rights Agreement.   Prior to the Closing, the Purchaser, certain shareholders of the Purchaser and certain Company Holders who will be Affiliates of Pubco immediately following the Closing shall enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in a form to be reasonably acceptable to the Purchaser and the Company, which shall amend and restate that certain Registration Rights Agreement, dated as of February 13, 2023, by and among the Purchaser, the Sponsor and the other parties thereto (the “Original RRA”) to provide such Company Holders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor pursuant to the Original RRA.
6.24   Written Consents of Pubco and the Merger Subs.   Promptly (but in any event within two (2) Business Days) after the execution and delivery of this Agreement by the Parties, Pubco and each of the Merger Subs shall obtain in accordance with the DGCL, the DLLCA and the Cayman Companies Act, as applicable, the written consent of its equity holder or written special resolutions of its sole shareholder (in the case of Purchaser Merger Sub), approving its entry into this Agreement, the Plan of Merger (in the case of Purchaser Merger Sub) and the Ancillary Documents to which it is or is required to be a party, the consummation of the transactions contemplated hereby and thereby and the performance by it of its obligations hereunder and thereunder (collectively, the “Written Consents”), and deliver a copy of such Written Consent to the Company.
6.25   Recapitalization.   The Company shall use commercially reasonable efforts to complete the Recapitalization prior to the Closing.
6.26   Insurance.   The Company shall use commercially reasonable efforts to purchase workers’ compensation, directors’ and officers’ and general liability insurance policies prior to the Closing.
6.27   ScanTech Name.   In the event that the Closing does not occur, the Company shall have and retain all rights to the ScanTech name and any derivation thereof. Without limiting the foregoing, in the event that the Closing does not occur or this Agreement is terminated for any reason, the Purchaser agrees to promptly change the name of Pubco to a name that does not include the ScanTech name or any derivation thereof.
6.28   Company Indebtedness.   The Parties agree to use commercially reasonable efforts to cause Pubco or the Company, as applicable, prior to the filing of the Registration Statement, to agree upon definitive terms relating to the Indebtedness set forth on Schedule 6.28 (the “Specified Indebtedness”), which Specified Indebtedness shall become effective as of and be contingent upon the Closing.
6.29   Consulting Agreement.   Prior to the Closing, Pubco shall enter into a consulting agreement with Karl Brenza, to become effective as of the Closing, as more particularly set forth on Schedule 6.29.
ARTICLE VII
CLOSING CONDITIONS
7.1   Conditions to Each Party’s Obligations.   The obligations of each Party to consummate the Mergers and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:
(a)   Required Purchaser Shareholder Approval.   The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Extraordinary General Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Shareholder Approval”).
(b)   Required Company Holder Approval.   Either (i) the Company Special Meeting shall have been held in accordance with the DLLCA and the Company’s Organizational Documents, or (ii) the Company shall have obtained a signed written consent of the Company Holders in lieu of a meeting, where in either case, the requisite vote, consent or approval of the Company Holders (including any separate class or series vote, consent or approval that is required, whether pursuant to the Company’s Organizational Documents or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Company Merger (the “Required Company Holder Approval”).
(c)   Requisite Regulatory Approvals.   All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement (including, without limitation, any CFIUS Approval) shall have been obtained or made.
(d)   Requisite Consents.   The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(d) shall have each been obtained or made.
(e)   No Adverse Law or Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.
(f)   Net Tangible Assets Test.   Unless (with the prior written consent of the Company) the Organizational Documents of Purchaser have been amended to remove such requirement, the Purchaser shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to the Closing (after giving effect to the Closing Redemption and any Transaction Financing) or upon the Closing after giving effect to the Transactions (including the Closing Redemption and any Transaction Financing).
(g)   Appointment to the Board.   The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.16.
(h)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.
(i)   Nasdaq Listing.   The shares of Pubco Common Stock to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(j)   Recapitalization.   The Company shall have completed the Recapitalization prior to the Closing.
7.2   Conditions to Obligations of the Company.   In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Purchaser Parties set forth in this Agreement and in any certificate delivered by or on behalf of a Purchaser Party pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.
(b)   Agreements and Covenants.   The Purchaser Parties shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.
(c)   No Purchaser Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.
(d)   Amendment of Pubco Organizational Documents.   Prior to the Closing, Pubco shall have amended and restated its Organizational Documents in substantially the form of the Amended Pubco Organizational Documents.
(e)   Certain Ancillary Documents.   The Sponsor Support Agreement, the Insider Letter Amendment, the A&R Registration Rights Agreement and the Employment Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.
(f)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections (a), (b) and (c).

(ii)   Secretary Certificate.   The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of each Purchaser Party’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the board of directors of each Purchaser Party authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which a Purchaser Party is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
7.3   Conditions to Obligations of the Purchaser Parties.   In addition to the conditions specified in Section 7.1, the obligations of the Purchaser Parties to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company.
(b)   Agreements and Covenants.   The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.
(d)   Certain Ancillary Documents.   The A&R Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.
(e)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections (a), (b) and (c)
(ii)   Secretary/Officer Certificate.   The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary or another officer of the Company certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Subsidiary Organizational Documents, and recommending the approval and adoption of the same by the Company Holders, (C) evidence that the Required Company Holder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Company Recapitalization.   The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Recapitalization shall have occurred.
7.4   Frustration of Conditions.   Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE VIII
TERMINATION AND EXPENSES
8.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows.
(a)   by mutual written consent of the Purchaser and the Company;
(b)   by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by January 31, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
(c)   by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(d)   by written notice by the Company to the Purchaser, if (i) there has been a breach by a Purchaser Party of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of a Purchaser Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section (a) or Section (b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section (d) if at such time the Company is in material uncured breach of this Agreement;
(e)   by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section (a) or Section (b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section (e) if at such time the Purchaser is in material uncured breach of this Agreement;
(f)   by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser, Pubco and the Merger Subs, taken as a whole, following the date of this Agreement which is uncured and continuing;
(g)   by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Company following the date of this Agreement which is uncured and continuing;
(h)   by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s shareholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained; or
(i)   by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Holders have duly voted, the Company has complied with its obligations under Section 6.12 in all material respects, and the Required Company Holder Approval was not obtained.
8.2   Effect of Termination.   This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.13, 6.14, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Section 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.
8.3   Fees and Expenses.   Subject to Sections 1.10, 6.9(b), 6.18, 9.1, and 10.16, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.
ARTICLE IX
WAIVERS AND RELEASES
9.1   Waiver of Claims Against Trust.
Reference is made to the IPO Prospectus. The Company understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public shareholders (the “Public

Shareholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Purchaser Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Shareholders if Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (or up to eighteen (18) months after the closing of the IPO, if Purchaser exercises its two automatic three-month extension rights as described in the IPO Prospectus), subject to further extension by additional amendments to the Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any income taxes (less up to $50,000 of interest to pay dissolution expenses), or (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees that, notwithstanding anything to the contrary in this Agreement, the Company does not now or shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the transactions contemplated thereby, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company hereby irrevocably waives any Released Claims and agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against it under applicable Law. To the extent that the Company commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, the Company hereby acknowledges and agrees that its and its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit it to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.
ARTICLE X
MISCELLANEOUS
10.1   Survival.   The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties or their respective Representatives pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties and their respective Representatives in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).
10.2   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser Parties or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby
10.3   Notices.   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):
If to any Purchaser Party at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Mars Acquisition Corp. Americas Tower, 1177 Avenue of the Americas Suite 5100 New York, New York 10036 Attn: Karl Brenza, CEO & CFO Telephone: (914) 374-0060 Email: kbrenza@verizon.net	VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, Virginia 22182 Attn: Fang Liu, Esq. Bin Hu Karg, Esq. Telephone No.: (703) 919-7285 Email:fliu@vcllegal.com;bhkarg@vcllegal.com
If to the Company, to: ScanTech Identification Beam Systems, LLC 1735 Enterprise Drive Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO Email: dfalconer@scantechibs.com with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq

Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com; mgray@egsllp.com

If to the Seller Representative to: Dolan Falconer ScanTech Identification Beam Systems, LLC 1735 Enterprise Drive Buford, Georgia 30518 Email: dfalconer@scantechibs.com with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq

Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com; mgray@egsllp.com

If to Pubco or any Surviving Subsidiary after the Closing, to:	with a copy (which will not constitute notice) to:
ScanTech AI Systems Inc. 1735 Enterprise Drive Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO Email: dfalconer@scantechibs.com
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq.

Telephone No.: (212) 370-1300
Email:sneuhauser@egsllp.com; mgray@egsllp.com
-and-
VCL Law LLP
1945 Old Gallows Road, Suite 630
Vienna, Virginia 22182
Attn:
Fang Liu, Esq.
Bin Hu Karg, Esq.

Telephone No.: (703) 919-7285
Email:fliu@vcllegal.com; bhkarg@vcllegal.com

10.4   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.
10.5   Third Parties.   Except for the rights of the D&O Indemnified Persons set forth in Section 6.17, and of each of the Sponsor, VCL and EGS in Section 10.17, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement for purposes of such Sections and related enforcement provisions, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.
10.6   Arbitration.   Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules of the AAA (the “AAA Procedures”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in the State of Delaware. The language of the arbitration shall be English.
10.7   Governing Law; Jurisdiction.   This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 1.10 and Section 10.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (and if such court lacks jurisdiction, any other state or federal court located in the State of Delaware) (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 1.10 and Section 10.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.3. Nothing in this Section 10.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.
10.8   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.
10.9   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.
10.10   Severability.   In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.
10.11   Amendment.   This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company and the Seller Representative.
10.12   Waiver.   The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Holders, may, in its sole discretion, (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.13   Entire Agreement.   This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.
10.14   Interpretation.   The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or equity holders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.
10.15   Counterparts; Electronic Delivery.   This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
10.16   Seller Representative.
(a)   Each Company Holder Participant, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Dolan Falconer, in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to whether the Earnout Milestones have been achieved and Earnout Shares are to be issued under Section 1.10; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Holder Participants in the reasonable judgment of the Seller Representative, shall be taken in the same manner with respect to all Company Holder Participants unless otherwise agreed by each Company Holder Participant who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; (vi) receiving all or any portion of the consideration provided to the Company Holder Participants under this Agreement and to distribute the same to the Company Holder Participants in accordance with their Company Holder Participant Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and Pubco and/or the Purchaser, shall be binding upon each Company Holder Participant and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.16 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.
(b)   Any other Person, including Pubco, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Holder Participants under any Seller Representative Documents. Pubco, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any disputes with respect to the Earnout Milestones pursuant to Section 1.10, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Holder Participant shall have any cause of action against the Purchaser, the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. Pubco, the Purchaser and the Company shall not have any Liability to any Company Holder Participant for any allocation or distribution among the Company Holder Participants by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Holder Participant under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Holder Participant, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Holder Participant with respect thereto. All notices or other communications required to be made or delivered by a Company Holder Participant shall be made by the Seller Representative (except for a notice under Section 10.16(d) of the replacement of the Seller Representative).
(c)   The Seller Representative will act for the Company Holder Participants on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Holder Participants, but the Seller Representative shall not be responsible to the Company Holder Participants for any Losses that any Company Holder Participant may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Holder Participants shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Holder Participants, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.16 shall survive the Closing and continue indefinitely.
(d)   If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Company Holder Participants, then the Company Holder Participants shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Holder Participants holding in the aggregate a Company Holder Participant Pro Rata Share in excess of fifty percent (50%)), and, promptly thereafter (but in any event within two (2) Business Days after such appointment), notify Pubco and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.
10.17   Legal Representation.
(a)   The Parties agree that, notwithstanding the fact that VCL Law LLP (“VCL”) may have, prior to Closing, jointly represented the Purchaser Parties and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, VCL shall be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with VCL’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by VCL of any Purchaser Party or the Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of VCL with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Pubco or the Surviving Subsidiaries; provided, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, Pubco, the Surviving Subsidiaries, and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
(b)   The Parties agree that, notwithstanding the fact that EGS may have, prior to the Closing, jointly represented the Company, the Seller Representative and the Company Holders in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS shall be permitted in the future, after the Closing, to represent the Seller Representative, the Company Holders or their respective Affiliates in connection with matters in which such Persons are adverse to the Company or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. Each of the Purchaser Parties, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Seller Representative, the Company Holders or their respective Affiliates in which the interests of such Person are adverse to the interests of a Purchaser Party and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Company, the Seller Representative, the Company Holders or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Seller Representative and the Company Holders shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Representative and the Company Holders, shall be controlled by the Seller Representative and the Company Holders and shall not pass to or be claimed by Pubco or a Surviving Subsidiary; provided, that nothing contained herein shall be deemed to be a waiver by the Company or any of its Affiliates (including, after the Effective Time, Pubco and the Surviving Subsidiaries and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
10.18   Illustrative Financial Statements.   Attached as Schedule 10.18 for illustrative purposes only and prepared using commercially reasonable efforts are (a) draft financial statement of the Company as of and for the Interim Balance Sheet Date (the “Draft Financial Statements”) and (b) a pro forma balance sheet of the Company as of the Interim Balance Sheet Date (the “Pro Forma Balance Sheet”). The Pro Forma Balance Sheet is subject to certain assumptions set forth therein. Both the Draft Financial Statements and the Pro Forma Balance Sheet have been provided solely for informational purposes only, and, without limiting the foregoing, shall in no event be or form the basis for any breach of a representation or warranty, any failure of a covenant, any determination as to Material Adverse Effect or any condition to Closing hereunder.
ARTICLE XI
DEFINITIONS
11.1   Certain Definitions   For purpose of this Agreement, the following capitalized terms have the following meanings:
“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.
“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing
“Ancillary Documents” means each agreement, instrument or document attached hereto as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.
“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.
“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.
“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands (2020 Revision).
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.
“CFIUS Approval” means (a) the Parties hereto have received written notice from CFIUS that either (i) it has determined that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to the CFIUS regulations or (ii) CFIUS’ review (or, if applicable, investigation) under the CFIUS regulations of the transactions contemplated by this Agreement in response to any notice or declaration submitted to CFIUS by the Parties, has concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that all action under the CFIUS regulations has concluded with respect to the transactions contemplated by this Agreement; or (b) CFIUS shall have sent a report to the President of the United States (“President”) requesting the President’s decision on any notice submitted by the Parties and either (x) the period under the CFIUS regulations during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement shall have expired without the President having taken or announced such a decision or (y) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the transactions contemplated by this Agreement.
“Change of Control” means: (a) any acquisition on any date after the Closing by any Person/Group (that is not an Affiliate of Pubco or any Surviving Subsidiary) of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of the capital stock of Pubco that, with the Pubco capital stock already held by such Person/Group, constitutes more than 50% of the total voting power of the Pubco capital stock; provided, however, that for the avoidance of doubt, for purposes of this subsection, the acquisition of additional Pubco capital stock (other than with respect to an acquisition that results in a Person/Group (that is not an Affiliate of Pubco or any Surviving Subsidiary) owning 100% of the outstanding Pubco capital stock) (i) by any Person/Group who, prior to such acquisition, beneficially owns more than 50% of the total voting power of the Pubco capital stock or (ii) pursuant to a pro rata distribution by Sponsor or its Affiliates to their respective equityholders as of the Closing will not be considered a Change of Control; or (b) any acquisition on any date after the Closing of Pubco by another Person by means of (i) any transaction or series of related transactions (including any reorganization, merger, or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of Pubco), or (ii) a sale of all or substantially all of the assets of Pubco and its subsidiaries, if, in case of either clause (i) or clause (ii), the number of shares of Pubco capital stock outstanding immediately following the Closing (as adjusted for any stock split or other recapitalization event) will, immediately after such transaction, series of related transactions or sale, represent less than 50% of the total voting power of the surviving or acquiring entity.
“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Company and its Subsidiaries on hand or in bank accounts, including deposits in transit (but excluding the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company and its Subsidiaries as of such time).
“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of (A) the Specified Indebtedness, plus (B) the amount of the Specified Liability, plus (C) up to $1,000,000 of other Liabilities of the Company, less (ii) the Closing Company Cash, in the case of each of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.
“Company Common LLC Units” means Series B common membership units in the Company (or such other single class of common membership units of the Company into which the Company’s equity securities are converted or for which the Company’s equity securities are exchanged in the Recapitalization).
“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.
“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of the Company.
“Company Equity Incentive Plan” means the equity incentive plan of the Company.
“Company Holder Pro Rata Share” means, with respect to each Company Holder, a fraction expressed a percentage equal to (i) the portion of the Merger Consideration payable by the Purchaser to such Company Holder in accordance with the terms of this Agreement, divided by (ii) the total Merger Consideration payable by the Purchaser to all Company Holders in accordance with the terms of this Agreement.
“Company Holder Participant Pro Rata Share” means, with respect to each Company Holder Participant, a fraction expressed a percentage equal to (i) the number of Company Securities owned by such Company Holder Participant immediately prior to the Closing, divided by (ii) the total number of Company Securities held by all Company Holder Participants immediately prior to the Closing.
“Company Holder Participants” means, collectively, the Company Holders except for the Company Holders set forth on Schedule 11.1(a).

“Company Holders” means, collectively, the holders of the Company Common LLC Units.
“Company Operating Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of June 1, 2023, as the same may be further amended and/or restated from time to time in accordance with its terms.
“Company Securities” means, collectively, any equity securities of the Company.
“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.
“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).
“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.
“Copyrights” means any works of authorship, including mask works, textual works, visual, pictorial, or graphical works, or compilations of data or other information and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.
“DGCL” means the Delaware General Corporation Law, as amended on or prior to the date hereof.
“DLLCA” means the Delaware Limited Liability Company Act, as amended on or prior to the date hereof.
“EBITDA” means earnings before interest, taxes, depreciation, and amortization based on the consolidated financial statements of Pubco for the applicable period.
“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation

and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.
“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with the Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Filing Date” means the date on which Pubco files the applicable periodic report with the SEC.
“Founder Shares” means those certain Purchaser Ordinary Shares held by the Sponsor that were initially purchased by the Sponsor as founder shares (as such term is used in the IPO Prospectus) in a private placement prior to the closing of the IPO.
“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.
“Fully-Diluted Company Securities” means the total number of issued and outstanding Company Common LLC Units, including any Company Common LLC Units issuable upon, or subject to, the settlement or conversion of Company Convertible Securities that are outstanding immediately prior to the Effective Time.
“GAAP” means generally accepted accounting principles as in effect in the United States of America.
“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.
“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.
“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (f) all obligations secured by a Lien on any property of such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.
“Independent Expert” means a mutually acceptable independent (i.e., no prior material business relationship with any Party for the prior two (2) years) expert accounting firm appointed by Pubco and the Seller Representative, which appointment shall be made no later than ten (10) days after the Independent Expert Notice Date; provided, that if the Independent Expert does not accept its appointment or Pubco and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Pubco or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with its procedures. The parties agree that the Independent Expert shall be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in Section 1.10.
“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.
“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.
“Insider Letter Agreement” means that certain letter agreement, dated as of February 13, 2023, by and among the Purchaser, the Sponsor and the IPO Underwriter.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.
“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 13, 2023, and filed with the SEC on February 14, 2023 (File No. 333-265240).
“IPO Underwriter” means Maxim Group LLC, as the representative of the underwriters in the IPO.
“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).
“JOBS Act” means the Jumpstart Our Business Startups Act.
“Knowledge” means, with respect to (i) the Company, the actual knowledge of Dolan Falconer, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party, after reasonable inquiry.
“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, unpaid final judgments, Indebtedness, payables, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.
“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.
“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).
“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other transactions contemplated hereby (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (v) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries), natural disaster or any outbreak or continuation of an epidemic or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date hereof, and including any impact of such pandemics on the health of any officer, employee or consultant of such Person or its Subsidiaries); (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vii) any action taken by the Company at the written request or direction of the Purchaser, Pubco or a Merger Sub provided that any such action is taken by the Company in accordance with the express terms of such request or direction; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) though (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.
“Nasdaq” means the Nasdaq Capital Market.

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally.
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.
“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reexamined patents or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, divided, continued, abandoned, withdrawn, or refiled).
“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).
“Per Unit Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Securities.
“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.
“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) mechanic’s, materialmen’s, carriers’, repairers’, workers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP (to the extent such reserves are required by GAAP), (g) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (h) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the business of the Company and do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (i) Liens securing payment, or any other obligations, of the applicable Person (including with respect to Indebtedness of such Person existing as of the date of this Agreement or entered into after the date of this agreement in accordance with the terms of this Agreement), that shall be extinguished at or prior to the Closing and (j) Liens arising out of, under, or in connection with (i) the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (and other applicable foreign and domestic securities or similar Laws) and (ii) restrictions on transfer, hypothecation or similar actions contained in a Person’s governing documents (including the Company’s stockholders agreement).
“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.
“Pubco Board” means the board of directors of Pubco, as constituted from time to time.
“Pubco Common Stock” means the shares of common stock, without par value, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
“Pubco Securities” means the Pubco Common Stock and the Pubco Warrants, collectively.
“Purchaser Board” means the board of directors of the Purchaser, as constituted from time to time.
“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company.
“Purchaser Ordinary Shares” means the ordinary shares, $0.000125 par value per share, of the Purchaser.
“Purchaser Private Shares” means any Purchaser Ordinary Shares included as part of a Purchaser Private Unit.
“Purchaser Private Units” means the units issued by the Purchaser in a private placement transaction simultaneously with the IPO consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.
“Purchaser Public Units” means the units issued in the IPO (including any overallotment units acquired by the IPO Underwriter) consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.
“Purchaser Right” means one right that was included as part of each Purchaser Unit entitling the holder thereof to receive two-tenths (2/10th) of a Purchaser Ordinary Share upon the consummation by the Purchaser of its Business Combination.
“Purchaser Securities” means, collectively, the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Rights.
“Purchaser Units” means the Purchaser Public Units and the Purchaser Private Units.
“Qualifying Order” means any bona fide order from any Person that Pubco or its Subsidiaries are fully capable of fulfilling within twenty-four (24) months following receipt of such order.
“Recapitalization” means the transactions to be consummated by the Company prior to the Closing with respect to its capital structure, which shall include (i) the exchange or conversion of all Class A Units, Class B Units and Class C Units, as applicable, for Company Common LLC Units, and (ii) the cancellation, exchange or extinguishment of all debt or debt instruments other than the Specified Indebtedness.
“Reference Time” means the close of business of the Company on the Business Day immediately prior to the Closing Date (but without giving effect to the transactions contemplated by this Agreement,

including any payments by the Purchaser and Pubco hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.
“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.
“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.
“Rights Agreement” means that certain Rights Agreement, dated as of February 13, 2023, by and between the Purchaser and Continental Stock Transfer & Trust Company, as rights agent.
“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).
“Securities Act” means the Securities Act of 1933, as amended.
“Significant Company Holder” means any Company Holder who is an executive officer or director of the Company or who holds five percent (5%) or more of the Company Securities or any securities currently convertible into or exchangeable or exercisable for five percent or more of the Company Securities.
“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, libraries, repositories, tools and databases.
“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.
“Specified Liability” means the Liabilities of the Company specified on Schedule 11.1(b).
“Sponsor” means Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability.
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.
“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.
“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).
“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.
“Trading Day” means any day on which shares of Pubco Common Stock are actually traded on the principal securities exchange or securities market on which the Pubco Common Stock are then traded.
“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 13, 2023, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.
“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.
“TSA” means the U.S. Transportation Security Administration and any successor agency.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name: Karl Brenza
Title:  CEO and CFO
Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
[Signature Page to Business Combination Agreement]

Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Member
The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:  Dolan Falconer
Title:   Chief Executive Officer and President
The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

[Signature Page to Business Combination Agreement]

Annex A-1
AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT
This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of December 19, 2023, by and among Mars Acquisition Corp., a Cayman Island exempted company (the “Purchaser”), ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco, Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco, ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective Time. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the Business Combination Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the parties hereto are parties to a Business Combination Agreement, dated as of September 5, 2023 (the “Original Agreement”); and
WHEREAS, in accordance with the terms of Section 10.11 of the Original Agreement, the parties desire to amend the Original Agreement upon the terms and subject to the conditions set forth herein (the Original Agreement, as amended pursuant to this Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”).
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.   Amendments to the Business Combination Agreement.
Article VIII, Section 8.1(b) of the Business Combination Agreement shall hereby be amended and restated in its entirety as follows:
“(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by the earlier to occur of (x) May 15, 2024 and (y) the deadline by which the Purchaser must complete its Business Combination in accordance with the Purchaser’s then-current Organizational Documents (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.”
Section 2.   Effectiveness of Amendment.   Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Business Combination Agreement.
Section 3.   General Provisions.
(a)   No Further Amendment.   The parties hereto agree that all other provisions of the Business Combination Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Business Combination Agreement. From and after the date of this Amendment, each reference

A-1-1

in the Business Combination Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Business Combination Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Business Combination Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.
(b)   Miscellaneous; Other Terms.   The provisions of Article X of the Business Combination Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto, mutatis mutandis.
[Remainder of Page Intentionally Left Blank]

A-1-2

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   CEO and CFO
Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Member
The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:  Dolan Falconer
Title:   Chief Executive Officer and President
The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

[Signature Page to Amendment No. 1 to Business Combination Agreement]

A-1-3

Annex A-2
AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT
This AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is made and entered into as of April 2, 2024, by and among Mars Acquisition Corp., a Cayman Island exempted company (the “Purchaser”), ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Business Combination Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the parties hereto are parties to a Business Combination Agreement, dated as of September 5, 2023 (the “Business Combination Agreement”) by and among, (i) the Purchaser, (ii) Pubco, (iii) Purchaser Merger Sub, (iv) the Company Merger Sub, (v) ScanTech and (vi) the Seller Representative (collectively, the “Parties”);
WHEREAS, the Purchaser i) issued an aggregate of 2,470,200 ordinary shares, par value $0.000125 per share (the “Ordinary Shares”) to Mars Capital Holding Corp. and its assignees (the “Sponsors”) as well the Purchaser’s officers, directors and other insiders prior to completion of its initial public offering (together with the Sponsors, the “Insiders”); and ii) for additional cash and for other potential funding the Sponsors may contribute toward the Purchaser’s working capital, entered into a promissory note with its Sponsors for $337,500 which upon closing of the Business Combination (the “Closing”) will automatically convert to 40,500 Ordinary Shares, resulting in the Insiders holding an aggregate of 2,510,700 Ordinary Shares on a fully converted basis at the Closing (“Insider Shares”); and
WHEREAS, in accordance with the terms of Section 10.11 of the Business Combination Agreement, the Parties desire to amend the Business Combination Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Section 1.   Amendments to the Business Combination Agreement.
a)   Section 1.8 shall be deleted in its entirety and replaced with the following:
1.8   Merger Consideration.   The aggregate consideration to be paid to Company Holders pursuant to the Company Merger (the “Merger Consideration”) shall be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds of $20 million (for the avoidance of doubt, if the Closing Net Debt is $25 million, the adjustment shall be made by deducting $5 million from the Merger Consideration), with each Company Holder receiving for each Company Common LLC Unit held a number of shares of Pubco Common Stock equal to (a) the Per Unit Price, divided by (b) $9.87 (the “Conversion Ratio”) (as rounded down to the nearest whole number). Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Holder Participants shall have the contingent right to receive Earnout Shares from Pubco as additional consideration if the applicable Earnout Milestones as set forth in Section 1.10 are satisfied.
b)   Section 1.11(b) shall be deleted in its entirety and replaced with the following:
1.11(b)   Purchaser Ordinary Shares.   Every issued and outstanding Purchaser Ordinary Share (other than those described in Section 1.11(c), Section 1.11(d) and Section 1.11(e) below)

A-2-1

that is not redeemed in the Closing Redemption shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) one (1) share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for one (1) share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Purchaser and the Company and with such other terms as may be agreed by the Purchaser and the Company (together, the “Per Share Purchaser Merger Consideration”), following which, all Purchaser Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of any certificates previously evidencing Purchaser Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Any certificate previously evidencing Purchaser Ordinary Shares shall be exchanged for a certificate (if required by Law) representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.13. Any certificate formerly representing Purchaser Ordinary Shares (other those described in Section 1.10(d) and Section 1.11(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Common Stock. Insiders will hold an aggregate of 2,510,700 Ordinary Shares which include conversion of all rights held by the Insiders. It is hereby confirmed that the Insiders shall receive two shares of Pubco Common Stock for every Ordinary Share, or a total of 5,021,400 shares of Pubco Common Stock, under terms as provided for pursuant to this Section 1.11(b) of the Business Combination Agreement.”
c)   The following shall be added to Section 11.1:
“Insiders” mean Sponsor and its assignees, the Purchaser’s officers, directors and IPO Underwriter.
Section 2.   Effectiveness of Amendment.   Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Business Combination Agreement.
Section 3.   General Provisions.
(a)   Miscellaneous.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission.
(b)   Business Combination Agreement in Effect.   Except as specifically provided for in this Amendment, the Business Combination Agreement shall remain unmodified and in full force and effect.
[Remainder of Page Intentionally Left Blank]

A-2-2

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   CEO and CFO
Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Member
The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:  Dolan Falconer
Title:   Chief Executive Officer and President
The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

[Signature Page to Amendment No. 2 to Business Combination Agreement]

A-2-3

Annex A-3
AMENDMENT NO. 3 TO BUSINESS COMBINATION AGREEMENT
This AMENDMENT NO. 3 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is made and entered into as of April 17, 2024, by and among Mars Acquisition Corp., a Cayman Island exempted company (the “Purchaser”), ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Business Combination Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the parties hereto are parties to a Business Combination Agreement, dated as of September 5, 2023 (the “Business Combination Agreement”) by and among, (i) the Purchaser, (ii) Pubco, (iii) Purchaser Merger Sub, (iv) the Company Merger Sub, (v) ScanTech and (vi) the Seller Representative (collectively, the “Parties”);
WHEREAS, the parties hereto have entered into Amendment No. 1 to Business Combination Agreement on December 19, 2023 to extend the Outside Date (as defined below) to May 15, 2024;
WHEREAS, the parties hereto have entered into Amendment No. 2 to Business Combination Agreement on April 2, 2024 to amend sections 1.8. 1.11(b), and 11.1; and
WHEREAS, in accordance with the terms of Section 10.11 of the Business Combination Agreement, the Parties desire to amend the Business Combination Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer and the Company agree as follows:
Section 1.    Amendments to the Business Combination Agreement.
Article VIII, Section 8.1(b) of the Business Combination Agreement shall hereby be amended and restated in its entirety as follows:
“(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by September 30, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.”
Section 2.    Effectiveness of Amendment.   Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Business Combination Agreement.
Section 3.    General Provisions.
(a)   Miscellaneous.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto

A-3-1

and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission.
(b)   Business Combination Agreement in Effect.   Except as specifically provided for in this Amendment, the Business Combination Agreement shall remain unmodified and in full force and effect.
[Remainder of Page Intentionally Left Blank]

A-3-2

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   CEO and CFO
Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Member
The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:  Dolan Falconer
Title:   Chief Executive Officer and President
The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

[Signature Page to Amendment to Business Combination Agreement]

A-3-3

Annex A-4
AMENDMENT NO. 4 TO BUSINESS COMBINATION AGREEMENT
This AMENDMENT NO. 4 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is made and entered into as of September 30, 2024, by and among Mars Acquisition Corp., a Cayman Island exempted company (the “Purchaser”), ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Business Combination Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the parties hereto are parties to a Business Combination Agreement, dated as of September 5, 2023 (the “Business Combination Agreement”) by and among, (i) the Purchaser, (ii) Pubco, (iii) Purchaser Merger Sub, (iv) the Company Merger Sub, (v) ScanTech and (vi) the Seller Representative (collectively, the “Parties”);
WHEREAS, the parties hereto have entered into Amendment No. 1 to Business Combination Agreement on December 19, 2023 to extend the Outside Date (as defined below) to May 15, 2024;
WHEREAS, the parties hereto have entered into Amendment No. 2 to Business Combination Agreement on April 2, 2024 to amend sections 1.8. 1.11(b), and 11.1;
WHEREAS, the parties hereto have entered into Amendment No. 3 to Business Combination Agreement on April 17, 2024 to extend the Outside Date (as defined below) to September 30, 2024;
WHEREAS, in accordance with the terms of Section 10.11 of the Business Combination Agreement, the Parties desire to amend the Business Combination Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer and the Company agree as follows:
Section 1.   Amendments to the Business Combination Agreement.
(a)   Section 8.1(b) shall hereby be amended and restated in its entirety as follows:
“by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by November 15, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.”
(b)   Section 1.11(b) shall hereby be amended and restated in its entirety as follows:
“Purchaser Ordinary Shares. Every issued and outstanding Purchaser Ordinary Share (other than those described in Section 1.11(c), Section 1.11(d) and Section 1.11(e) below) that is not redeemed in the Closing Redemption shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) two (2.0) share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for two (2.0) share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Purchaser and the Company and with such other terms as may be agreed by the Purchaser and the Company (together, the “Per Share Purchaser Merger Consideration”), following

A-4-1

which, all Purchaser Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of any certificates previously evidencing Purchaser Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Any certificate previously evidencing Purchaser Ordinary Shares shall be exchanged for a certificate (if required by Law) representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.13. Any certificate formerly representing Purchaser Ordinary Shares (other those described in Section 1.10(d) and Section 1.11(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Common Stock.
It is hereby confirmed that the Insiders shall receive a total of 6,550,400 shares of Pubco Common Stock, which includes: (i) 2,116,000 Ordinary Shares; (ii) 78,200 Ordinary Shares underlying the Rights; (iii) 41,400 shares of Pubco Common Stock issued in connection with the two promissory notes entered into on March 31, 2024, and April 30, 2024, between Mars and affiliates of the Sponsor for loans for working capital purposes (the “Notes”); and (iv) 4,314,800 additional shares of Pubco Common Stock, which includes 2 shares of Pubco Common Stock for every (a) 2,116,000 Ordinary Shares and (b) 41,400 shares of Pubco Common Stock issued in connection with the Notes, pursuant to Section 1.11(b) of the Business Combination Agreement.
It is hereby confirmed that Maxim shall receive a total of 828,000 shares of Pubco Common Stock, which includes: (i) 276,000 Ordinary Shares and (ii) 552,000 additional shares of Pubco Common Stock pursuant to this Section 1.11(b) of the Business Combination Agreement.
It is hereby confirmed that, assuming there is no redemption, the Public Shareholders shall receive a total of 7,986,972 shares of Pubco Common Stock, which includes: (i) 2,081,432 Ordinary Shares, (ii) 1,380,000 Ordinary Shares underlying the Rights, (iii) 362,676 shares of Pubco Common Stock to be issued to Public Shareholders in connection with the Initial Extension Meeting, and (iv) 4,162,864 additional shares of Pubco Common Stock pursuant to Section 1.11(b) of the Business Combination Agreement.
It is hereby confirmed that the extra shares shall be issued, the later of 90 days after the Closing or promptly after the post-Closing S-1 goes effective, to Non-Redeeming Shareholders who have not sold their shares between the Closing and the 90th day after the Closing. The Company and the Purchaser hereby agree there will be no other changes to the share issuance to the Non-Redeeming Shareholders.”
(c)   Section 7.2 is hereby amended to add the following clauses:
“Section 7.2 (g) Pursuant to the terms of a Promissory Bridge Note between SIBS and Seaport Group SIBS, LLC, dated March 27, 2024, as amended, the Company will arrange to issue 1,078,764 shares of Pubco Common Stock and fulfill other obligations to Seaport Group SIBS, LLC, under terms and arrangements substantially similar to those in the definitive subscription agreements entered into on April 2, 2024, and May 29, 2024, by and among Polar Multi-Strategy Master Fund, Mars, and ScanTech (the “Subscription Agreements”).
Section 7.2 (h) Pursuant to the terms of a Promissory Bridge Note between SIBS and Aegus Corp., dated May 7, 2024, as amended, the Company will arrange to issue 234,380 shares of Pubco Common Stock and fulfill other obligations to Aegus Corp., under terms and arrangements substantially similar to those in the Subscription Agreements.
Section 7.2 (i) Pursuant to a Promissory Note Forbearance Agreement between SIBS and Seaport Group SIBS, LLC, as amended, the Company will arrange to issue 70,466 shares of Pubco Common Stock and fulfill other obligations to Seaport Group SIBS LLC, under terms and arrangements substantially similar to those in the Subscription Agreements.
(d)   Section 1.8 shall be deleted in its entirety and replaced with the following:
1.8   Merger Consideration.   The aggregate consideration to be paid to Company Holders pursuant to the Company Merger (the “Merger Consideration”) shall be a number of shares of Pubco

A-4-2

Common Stock with an aggregate value equal to One Hundred Forty Million U.S. Dollars ($140,000,000) minus (or plus, if negative) the amount of the Closing Net Debt that exceeds of $20 million (for the avoidance of doubt, if the Closing Net Debt is $25 million, the adjustment shall be made by deducting $5 million from the Merger Consideration), with each Company Holder receiving for each Company Common LLC Unit held a number of shares of Pubco Common Stock equal to (a) the Per Unit Price, divided by (b) $9.87 (the “Conversion Ratio”) (as rounded down to the nearest whole number). Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Holder Participants shall have the contingent right to receive Earnout Shares from Pubco as additional consideration if the applicable Earnout Milestones as set forth in Section 1.10 are satisfied.
Section 2.   Effectiveness of Amendment.   Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Business Combination Agreement.
Section 3.   General Provisions.
(a)   Miscellaneous.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission.
(b)   Business Combination Agreement in Effect.   Except as specifically provided for in this Amendment, the Business Combination Agreement shall remain unmodified and in full force and effect.
[Remainder of Page Intentionally Left Blank]

A-4-3

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
CEO and CFO

Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Director

Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Director

Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Member

The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:
Dolan Falconer

Title:
Chief Executive Officer and President

The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

Name:
Dolan Falconer

[Signature Page to Amendment No. 4 to Business Combination Agreement]

A-4-4

Annex A-5
AMENDMENT NO. 5 TO BUSINESS COMBINATION AGREEMENT
This AMENDMENT NO. 5 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is made and entered into as of November 12, 2024, by and among Mars Acquisition Corp., a Cayman Island exempted company (the “Purchaser”), ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Business Combination Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the parties hereto are parties to a Business Combination Agreement, dated as of September 5, 2023 (the “Business Combination Agreement”) by and among, (i) the Purchaser, (ii) Pubco, (iii) Purchaser Merger Sub, (iv) the Company Merger Sub, (v) ScanTech and (vi) the Seller Representative (collectively, the “Parties”);
WHEREAS, the parties hereto have entered into Amendment No. 1 to Business Combination Agreement on December 19, 2023 to extend the Outside Date (as defined below) to May 15, 2024;
WHEREAS, the parties hereto have entered into Amendment No. 2 to Business Combination Agreement on April 2, 2024 to amend sections 1.8. 1.11(b), and 11.1;
WHEREAS, the parties hereto have entered into Amendment No. 3 to Business Combination Agreement on April 17, 2024 to extend the Outside Date (as defined below) to September 30, 2024;
WHEREAS, the parties hereto have entered into Amendment No. 4 to Business Combination Agreement on September 30, 2024 to extend the Outside Date (as defined below) to November 15, 2024;
WHEREAS, in accordance with the terms of Section 10.11 of the Business Combination Agreement, the Parties desire to amend the Business Combination Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer and the Company agree as follows:
Section 1.   Amendments to the Business Combination Agreement.   Section 8.1(b) shall hereby be amended and restated in its entirety as follows:
“by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 23, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.”
Section 2.   Effectiveness of Amendment.   Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Business Combination Agreement.

A-5-1

Section 3.   General Provisions.
(a)   Miscellaneous.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission.
(b)   Business Combination Agreement in Effect.   Except as specifically provided for in this Amendment, the Business Combination Agreement shall remain unmodified and in full force and effect.
[Remainder of Page Intentionally Left Blank]

A-5-2

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
CEO and CFO

Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Director

Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Director

Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:
Karl Brenza

Title:
Member

The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:
Dolan Falconer

Title:
Chief Executive Officer and President

The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

Name:
Dolan Falconer

[Signature Page to Amendment No. 5 to Business Combination Agreement]

A-5-3

Annex B
Mars Acquisition Corp.
and
Mars Merger Sub I Corp.

PLAN OF MERGER

This plan of merger (the Plan of Merger) is made on                  .
BETWEEN
(1)
Mars Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands with company number 374785 with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Surviving Company); and

(2)
Mars Merger Sub I Corp., an exempted company incorporated under the laws of the Cayman Islands with company number 402320 with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Merging Company, and together with the Surviving Company, the Constituent Companies).

WHEREAS:
(A)
The Surviving Company, ScanTech AI Systems Inc., the Merging Company, Mars Merger Sub II LLC, ScanTech Identification Beam Systems, LLC and Dolan Falconer have entered into a merger agreement dated 5 September 2023 (as amended on December 19, 2023, April 2, 2024, April 17, 2024, September 30, 2024, and November 12, 2024 as it may be further amended or supplemented from time to time, the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company (the Merger) in accordance with the terms and conditions set forth therein. A copy of the Merger Agreement is attached as *Appendix 1 to this Plan of Merger.

(B)
This Plan of Merger is made pursuant to provisions of Part XVI of the Companies Act (Revised) of the Cayman Islands (the Companies Act).

(C)
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED:
1
In this Plan of Merger:

(a)
Purchaser Ordinary Shares means the ordinary shares of par value US$0.000125 each of the Surviving Company; and

(b)
Pubco Common Stock means the shares of common stock, without par value, of ScanTech AI Systems Inc., along with any equity securities paid as dividends or distributions after the Closing (as defined in the Merger Agreement) with respect to such shares or into which such shares are exchanged or converted after the Closing.

2
Constituent Companies

2.1
The Constituent Companies to this Plan of Merger are the Surviving Company and the Merging Company.

3
Name of Surviving Company

3.1
The Surviving Company shall be the surviving company (as defined in the Companies Act) and the name of the surviving company shall be “Mars Acquisition Corp.”.

4
Registered Office

4.1
The registered office of the Surviving Company is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

*
Please refer to Annexes A, A-1, A-2, A-3, A-4, and A-5 for the Merger Agreement.

4.2
The registered office of the Merging Company is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

5
Authorised and Issued Share Capital

5.1
Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 4,473,432 shares are in issue and outstanding.

5.2
Immediately prior to the Effective Date, the authorised share capital of Merging Company is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 10,000 ordinary shares are in issue and outstanding.

5.3
On the Effective Date, the authorised share capital of the Surviving Company will be US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each.

6
Effective Date

6.1
In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the Effective Time).

7
Terms of Merger

7.1
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, on the Effective Date, and in accordance with the terms and conditions of the Merger,

(a)
every issued and outstanding Purchaser Ordinary Share (other than those described in sections 1.11(c), 1.11(d) and 1.11(e) of the Merger Agreement) that is not redeemed in the Closing Redemption (as defined in the Merger Agreement) shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) two (2.0) share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for two (2.0) share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Surviving Company and ScanTech Identification Beam Systems, LLC and with such other terms as may be agreed by the Surviving Company and ScanTech Identification Beam Systems, LLC;

(b)
each Purchaser Ordinary Share owned by holders of Purchaser Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Companies Act (the Dissenting Shares and, such holders, the Dissenting Shareholders) shall thereafter represent only the right to receive the applicable payments set forth in section 1.17 of the Merger Agreement, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loss its rights to, dissent from the Merger pursuant to Companies Act with respect to any Dissenting Shares;

(c)
if there are any shares of the Surviving Company that are owned by the Surviving Company as treasury shares or by any direct or indirect subsidiary of the Surviving Company, such shares shall be cancelled and extinguished without any conversion thereof or payment thereof; and

(d)
each ordinary share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares of the Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of the Surviving Company.

8
Rights and Restrictions of Shares

8.1
At the Effective Time, the shares of the Surviving Company shall:

(a)
be entitled to one vote per share;

(b)
be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)
in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to surplus assets; and

(d)
generally be entitled to enjoy all of the rights attaching to ordinary shares,

in each case, as set out in the Memorandum and Articles of the Surviving Company (as defined below).
9
Memorandum and Articles

9.1
At the Effective Time, the memorandum and articles of association of the Merging Company, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company (the Memorandum and Articles of the Surviving Company), the form of which is attached as Appendix 2 to this Plan of Merger, until thereafter amended as provided therein and under the Companies Act, except that the name of the Surviving Company reflected therein shall be Mars Acquisition Corp..

10
Property

10.1
At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interest and all contracts, obligations, claims, debts and liabilities of each Constituent Companies, all as more particularly described in the Merger Agreement.

11
Director of Surviving Company

11.1
The names of the directors of the Surviving Company are:

(a)
Karl Alfred Brenza

(b)
Dolan Falconer

(c)
James Jenkins

(d)
Keisha Bottoms

(e)
Bradley Buswell

(f)
Thomas McMillen

(g)
Michael McGarrity

12
Director Benefits

12.1
No amounts or benefits have been paid, or shall be payable to any director of the Constituent Companies in connection with the Merger, other than by reason of their ownership of the shares or other equity securities in the Constituent Companies in issue and outstanding immediately prior to the Effective Time.

13
Secured Creditors

13.1
The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13.2
The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14
Approval and Authorisation

14.1
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

14.2
This Plan of Merger has been approved by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Act.

15
Variation

15.1
At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)
effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

16
Right of Termination

16.1
At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company pursuant to the terms and conditions of the Merger Agreement.

17
Governing Law

17.1
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

18
Counterparts

18.1
This Plan of Merger may be executed in counterparts by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature page to follow]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
Signed for and on behalf of:
Mars Acquisition Corp.
/s/ Karl Brenza

By: Karl Alfred Brenza
Title: Director
Signed for and on behalf of:
Mars Merger Sub I Corp.
/s/ Karl Brenza

By: Karl Alfred Brenza
Title: Director
[Signature page to Plan of Merger]

Appendix 1 to the Plan of Merger — Merger Agreement
Please refer to Annexes A, A-1, A-2, A-3, A-4, and A-5 for the Merger Agreement

Appendix 2 to the Plan of Merger — Memorandum and Articles of the Surviving Company
Companies Act (Revised)
Company Limited by Shares
Mars Acquisition Corp.
Adopted by Special Resolution Dated [DATE]

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

Companies Act (Revised)
Company Limited by Shares
Amended and Restated
Memorandum of Association
of
Mars Acquisition Corp.
Adopted by Special Resolution Dated [DATE]
1
The name of the Company is Mars Acquisition Corp..

2
The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3
The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4
The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5
Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)
the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)
insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)
the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6
Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7
The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8
The share capital of the Company is USD100,000 divided into 800,000,000 Ordinary shares of par value USD0.000125 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)
to redeem or repurchase any of its shares; and

(b)
to increase or reduce its capital; and

(c)
to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)
with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)
subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or
(d)
to alter any of those rights, privileges, conditions, limitations or restrictions.

9
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)
Company Limited by Shares
Mars Acquisition Corp.
Adopted by Special Resolution Dated [DATE]

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

CONTENTS
1 Definitions, interpretation and exclusion of Table A	B-2-1
Definitions	B-2-1
Interpretation	B-2-2
Exclusion of Table A Articles	B-2-3
2 Shares	B-2-3
Power to issue Shares and options, with or without special rights	B-2-3
Power to issue fractions of a Share	B-2-3
Power to pay commissions and brokerage fees	B-2-3
Trusts not recognised	B-2-3
Power to vary class rights	B-2-3
Effect of new Share issue on existing class rights	B-2-4
Capital contributions without issue of further Shares	B-2-4
No bearer Shares or warrants	B-2-4
Treasury Shares	B-2-4
Rights attaching to Treasury Shares and related matters	B-2-4
3 Share certificates	B-2-5
Issue of share certificates	B-2-5
Renewal of lost or damaged share certificates	B-2-5
4 Lien on Shares	B-2-5
Nature and scope of lien	B-2-5
Company may sell Shares to satisfy lien	B-2-6
Authority to execute instrument of transfer	B-2-6
Consequences of sale of Shares to satisfy lien	B-2-6
Application of proceeds of sale	B-2-6
5 Calls on Shares and forfeiture	B-2-6
Power to make calls and effect of calls	B-2-6
Time when call made	B-2-7
Liability of joint holders	B-2-7
Interest on unpaid calls	B-2-7
Deemed calls	B-2-7
Power to accept early payment	B-2-7
Power to make different arrangements at time of issue of Shares	B-2-7
Notice of default	B-2-7
Forfeiture or surrender of Shares	B-2-8
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	B-2-8
Effect of forfeiture or surrender on former Member	B-2-8
Evidence of forfeiture or surrender	B-2-8
Sale of forfeited or surrendered Shares	B-2-9
6 Transfer of Shares	B-2-9
Form of transfer	B-2-9

Power to refuse registration	B-2-9
Notice of refusal to register	B-2-9
Power to suspend registration	B-2-9
Fee, if any, payable for registration	B-2-9
Company may retain instrument of transfer	B-2-9
7 Transmission of Shares	B-2-9
Persons entitled on death of a Member	B-2-9
Registration of transfer of a Share following death or bankruptcy	B-2-10
Indemnity	B-2-10
Rights of person entitled to a Share following death or bankruptcy	B-2-10
8 Alteration of capital	B-2-10
Increasing, consolidating, converting, dividing and cancelling share capital	B-2-10
Dealing with fractions resulting from consolidation of Shares	B-2-11
Reducing share capital	B-2-11
9 Redemption and purchase of own Shares	B-2-11
Power to issue redeemable Shares and to purchase own Shares	B-2-11
Power to pay for redemption or purchase in cash or in specie	B-2-11
Effect of redemption or purchase of a Share	B-2-11
10 Meetings of Members	B-2-12
Power to call meetings	B-2-12
Content of notice	B-2-12
Period of notice	B-2-13
Persons entitled to receive notice	B-2-13
Publication of notice on a website	B-2-13
Time a website notice is deemed to be given	B-2-13
Required duration of publication on a website	B-2-13
Accidental omission to give notice or non-receipt of notice	B-2-13
11 Proceedings at meetings of Members	B-2-14
Quorum	B-2-14
Lack of quorum	B-2-14
Use of technology	B-2-14
Chairman	B-2-14
Right of a director to attend and speak	B-2-14
Adjournment	B-2-14
Method of voting	B-2-15
Outcome of vote by show of hands	B-2-15
Withdrawal of demand for a poll	B-2-15
Taking of a poll	B-2-15
Chairman’s casting vote	B-2-15
Amendments to resolutions	B-2-15
Written resolutions	B-2-16
Sole-member company	B-2-16

12 Voting rights of Members	B-2-16
Right to vote	B-2-16
Rights of joint holders	B-2-17
Representation of corporate Members	B-2-17
Member with mental disorder	B-2-17
Objections to admissibility of votes	B-2-17
Form of proxy	B-2-17
How and when proxy is to be delivered	B-2-18
Voting by proxy	B-2-18
13 Number of directors	B-2-19
14 Appointment, disqualification and removal of directors	B-2-19
First directors	B-2-19
No age limit	B-2-19
Corporate directors	B-2-19
No shareholding qualification	B-2-19
Appointment of directors	B-2-19
Removal of directors	B-2-20
Resignation of directors	B-2-20
Termination of the office of director	B-2-20
15 Alternate directors	B-2-20
Appointment and removal	B-2-20
Notices	B-2-21
Rights of alternate director	B-2-21
Appointment ceases when the appointor ceases to be a director	B-2-21
Status of alternate director	B-2-21
Status of the director making the appointment	B-2-21
16 Powers of directors	B-2-22
Powers of directors	B-2-22
Appointments to office	B-2-22
Remuneration	B-2-22
Disclosure of information	B-2-23
17 Delegation of powers	B-2-23
Power to delegate any of the directors’ powers to a committee	B-2-23
Power to appoint an agent of the Company	B-2-23
Power to appoint an attorney or authorised signatory of the Company	B-2-23
Power to appoint a proxy	B-2-24
18 Meetings of directors	B-2-24
Regulation of directors’ meetings	B-2-24
Calling meetings	B-2-24
Notice of meetings	B-2-24
Period of notice	B-2-24

Use of technology	B-2-24
Place of meetings	B-2-24
Quorum	B-2-24
Voting	B-2-24
Validity	B-2-25
Recording of dissent	B-2-25
Written resolutions	B-2-25
Sole director’s minute	B-2-25
19 Permissible directors’ interests and disclosure	B-2-25
Permissible interests subject to disclosure	B-2-25
Notification of interests	B-2-26
Voting where a director is interested in a matter	B-2-26
20 Minutes	B-2-26
21 Accounts and audit	B-2-26
Accounting and other records	B-2-26
No automatic right of inspection	B-2-26
Sending of accounts and reports	B-2-26
Time of receipt if documents are published on a website	B-2-27
Validity despite accidental error in publication on website	B-2-27
When accounts are to be audited	B-2-27
22 Financial year	B-2-27
23 Record dates	B-2-27
24 Dividends	B-2-27
Declaration of dividends by Members	B-2-27
Payment of interim dividends and declaration of final dividends by directors	B-2-28
Apportionment of dividends	B-2-28
Right of set off	B-2-28
Power to pay other than in cash	B-2-28
How payments may be made	B-2-29
Dividends or other moneys not to bear interest in absence of special rights	B-2-29
Dividends unable to be paid or unclaimed	B-2-29
25 Capitalisation of profits	B-2-29
Capitalisation of profits or of any share premium account or capital redemption reserve	B-2-29
Applying an amount for the benefit of members	B-2-30
26 Share premium account	B-2-30
Directors to maintain share premium account	B-2-30
Debits to share premium account	B-2-30
27 Seal	B-2-30
Company seal	B-2-30
Duplicate seal	B-2-30

When and how seal is to be used	B-2-30
If no seal is adopted or used	B-2-31
Power to allow non-manual signatures and facsimile printing of seal	B-2-31
Validity of execution	B-2-31
28 Indemnity	B-2-31
Indemnity	B-2-31
Release	B-2-31
Insurance	B-2-32
29 Notices	B-2-32
Form of notices	B-2-32
Electronic communications	B-2-32
Persons authorised to give notices	B-2-32
Delivery of written notices	B-2-33
Joint holders	B-2-33
Signatures	B-2-33
Evidence of transmission	B-2-33
Giving notice to a deceased or bankrupt Member	B-2-33
Date of giving notices	B-2-33
Saving provision	B-2-34
30 Authentication of Electronic Records	B-2-34
Application of Articles	B-2-34
Authentication of documents sent by Members by Electronic means	B-2-34
Authentication of document sent by the Secretary or Officers of the Company by Electronic means	B-2-34
Manner of signing	B-2-34
Saving provision	B-2-35
31 Transfer by way of continuation	B-2-35
32 Winding up	B-2-35
Distribution of assets in specie	B-2-35
No obligation to accept liability	B-2-35
The directors are authorised to present a winding up petition	B-2-35
33 Amendment of Memorandum and Articles	B-2-36
Power to change name or amend Memorandum	B-2-36
Power to amend these Articles	B-2-36

Companies Act (Revised)
Company Limited by Shares
Amended and Restated
Articles of Association
of
Mars Acquisition Corp.
Adopted by Special Resolution Dated [DATE]
1
Definitions, interpretation and exclusion of Table A

Definitions
1.1
In these Articles, the following definitions apply:

Act means the Companies Act (Revised).
Articles means, as appropriate:
(a)
these Articles of Association as amended from time to time: or

(b)
two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.
Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.
Clear Days, in relation to a period of notice, means that period excluding:
(a)
the day when the notice is given or deemed to be given; and

(b)
the day for which it is given or on which it is to take effect.

Company means the above-named company.
Default Rate means 10% (ten per cent) per annum.
Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).
Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).
Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).
Fully Paid and Paid Up:
(c)
in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(d)
in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Islands means the British Overseas Territory of the Cayman Islands.
Member means any person or persons entered on the register of members from time to time as the holder of a Share.

B-2-1

Memorandum means the Memorandum of Association of the Company as amended from time to time.
Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.
Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a unanimous written resolution.
Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.
Share means a share in the share capital of the Company; and the expression:
(e)
includes stock (except where a distinction between shares and stock is expressed or implied); and

(f)
where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act; and the expression includes a unanimous written resolution.
Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.12.
Interpretation
1.2
In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)
A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)
any statutory modification, amendment or re-enactment; and

(ii)
any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.
(b)
Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)
If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)
A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)
A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)
Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)
All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)
The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)
The words including, include and in particular or any similar expression are to be construed without limitation.

B-2-2

Exclusion of Table A Articles
1.3
The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2
Shares

Power to issue Shares and options, with or without special rights
2.1
Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2
Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)
either at a premium or at par;

(b)
with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Power to issue fractions of a Share
2.3
Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees
2.4
The Company may pay a commission to any person in consideration of that person:

(a)
subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)
procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.
2.5
The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised
2.6
Except as required by law:

(a)
no person shall be recognised by the Company as holding any Share on any trust; and

(b)
no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights
2.7
If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)
the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

B-2-3

(b)
the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.8
For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)
the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)
any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights
2.9
Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares
2.10
With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)
It shall be treated as if it were a share premium.

(b)
Unless the Member agrees otherwise:

(i)
if the Member holds Shares in a single class of Shares — it shall be credited to the share premium account for that class of Shares;

(ii)
if the Member holds Shares of more than one class — it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)
It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants
2.11
The Company shall not issue Shares or warrants to bearers.

Treasury Shares
2.12
Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)
the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)
the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters
2.13
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.14
The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)
the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

B-2-4

(b)
a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.15
Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.16
Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

3
Share certificates

Issue of share certificates
3.1
Upon being entered in the register of members as the holder of a Share, a Member shall be entitled:

(a)
without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)
upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.

3.2
Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3
The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates
3.4
If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)
evidence;

(b)
indemnity;

(c)
payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)
payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.
4
Lien on Shares

Nature and scope of lien
4.1
The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)
either alone or jointly with any other person, whether or not that other person is a Member; and

(b)
whether or not those moneys are presently payable.

4.2
At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

B-2-5

Company may sell Shares to satisfy lien
4.3
The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)
the sum in respect of which the lien exists is presently payable;

(b)
the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)
that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4
The Shares may be sold in such manner as the directors determine.

4.5
To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer
4.6
To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien
4.7
On sale pursuant to the preceding Articles:

(a)
the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)
that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.
Application of proceeds of sale
4.8
The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)
if no certificate for the Shares was issued, at the date of the sale; or

(b)
if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.
5
Calls on Shares and forfeiture

Power to make calls and effect of calls
5.1
Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by

B-2-6

instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.
5.2
Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3
A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made
5.4
A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders
5.5
Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls
5.6
If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)
at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)
if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.
Deemed calls
5.7
Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment
5.8
The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares
5.9
Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default
5.10
If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)
the amount unpaid;

(b)
any interest which may have accrued;

(c)
any expenses which have been incurred by the Company due to that person’s default.

B-2-7

5.11
The notice shall state the following:

(a)
the place where payment is to be made; and

(b)
a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares
5.12
If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender
5.13
A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member
5.14
On forfeiture or surrender:

(a)
the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)
that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15
Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)
all expenses; and

(b)
interest from the date of forfeiture or surrender until payment:

(i)
at the rate of which interest was payable on those moneys before forfeiture; or

(ii)
if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.
Evidence of forfeiture or surrender
5.16
A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)
that the person making the declaration is a director or Secretary of the Company, and

(b)
that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

B-2-8

Sale of forfeited or surrendered Shares
5.17
Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6
Transfer of Shares

Form of transfer
6.1
Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)
where the Shares are Fully Paid, by or on behalf of that Member; and

(b)
where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration
6.2
The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register
6.3
If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration
6.4
The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Fee, if any, payable for registration
6.5
If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer
6.6
The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7
Transmission of Shares

Persons entitled on death of a Member
7.1
If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)
where the deceased Member was a joint holder, the survivor or survivors; and

(b)
where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2
Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

B-2-9

Registration of transfer of a Share following death or bankruptcy
7.3
A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)
to become the holder of the Share; or

(b)
to transfer the Share to another person.

7.4
That person must produce such evidence of his entitlement as the directors may properly require.

7.5
If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6
If the person elects to transfer the Share to another person then:

(a)
if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)
if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7
All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity
7.8
A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy
7.9
A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8
Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital
8.1
To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)
increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)
sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)
cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of

B-2-10

the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.
Dealing with fractions resulting from consolidation of Shares
8.2
Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)
sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)
distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.
Reducing share capital
8.3
Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9
Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares
9.1
Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)
issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)
with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)
purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.
Power to pay for redemption or purchase in cash or in specie
9.2
When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share
9.3
Upon the date of redemption or purchase of a Share:

(a)
the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)
the price for the Share; and

B-2-11

(ii)
any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)
the Member’s name shall be removed from the register of members with respect to the Share; and

(c)
the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.
10
Meetings of Members

Power to call meetings
10.1
The directors may call a general meeting at any time.

10.2
If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3
The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4
The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5
The requisition must also:

(a)
specify the purpose of the meeting.

(b)
be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)
be delivered in accordance with the notice provisions.

10.6
Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7
Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8
If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice
10.9
Notice of a general meeting shall specify each of the following:

(a)
the place, the date and the hour of the meeting;

(b)
if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)
subject to paragraph (d), the general nature of the business to be transacted; and

(d)
if a resolution is proposed as a Special Resolution, the text of that resolution.

B-2-12

10.10
In each notice there shall appear with reasonable prominence the following statements:

(a)
that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)
that a proxyholder need not be a Member.

Period of notice
10.11
At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice
10.12
Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)
the Members;

(b)
persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)
the directors.

Publication of notice on a website
10.13
Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)
the publication of the notice on the website;

(b)
the place on the website where the notice may be accessed;

(c)
how it may be accessed; and

(d)
the place, date and time of the general meeting.

10.14
If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given
10.15
A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website
10.16
Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice
10.17
Proceedings at a meeting shall not be invalidated by the following:

(a)
an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)
non-receipt of notice of the meeting by any person entitled to notice.

10.18
In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)
in a different place on the website; or

B-2-13

(b)
for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11
Proceedings at meetings of Members

Quorum
11.1
Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)
if the Company has only one Member: that Member;

(b)
if the Company has more than one Member: two Members.

Lack of quorum
11.2
If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)
If the meeting was requisitioned by Members, it shall be cancelled.

(b)
In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology
11.3
A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman
11.4
The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5
If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak
11.6
Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment
11.7
The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.8
Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

B-2-14

Method of voting
11.9
A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

(a)
by the chairman; or

(b)
by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands
11.10
Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll
11.11
The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll
11.12
A poll demanded on the question of adjournment shall be taken immediately.

11.13
A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

11.14
The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.15
A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote
11.16
If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions
11.17
An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)
not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)
the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.18
A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)
the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

B-2-15

(b)
the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.19
If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions
11.20
Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)
all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)
all Members entitled so to vote :

(i)
sign a document; or

(ii)
sign several documents in the like form each signed by one or more of those Members; and

(c)
the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.
11.21
If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.22
The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company
11.23
If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12
Voting rights of Members

Right to vote
12.1
Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2
Members may vote in person or by proxy.

12.3
On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4
On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

12.5
A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

B-2-16

12.6
No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders
12.7
If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members
12.8
Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9
A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10
The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11
The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12
Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13
A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder
12.14
A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15
For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes
12.16
An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy
12.17
An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18
The instrument must be in writing and signed in one of the following ways:

(a)
by the Member; or

(b)
by the Member’s authorised attorney; or

(c)
if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

B-2-17

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.
12.19
The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20
A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered
12.21
Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)
In the case of an instrument in writing, it must be left at or sent by post:

(i)
to the registered office of the Company; or

(ii)
to such other place within the Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)
If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)
in the notice convening the meeting; or

(ii)
in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)
in any invitation to appoint a proxy issued by the Company in relation to the meeting.

12.22
Where a poll is taken:

(a)
if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)
but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

12.23
If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy
12.24
A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

B-2-18

13
Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.
14
Appointment, disqualification and removal of directors

First directors
14.1
The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit
14.2
There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors
14.3
Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification
14.4
Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors
14.5
A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6
Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)
where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)
if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)
the expression personal representatives of the last shareholder means:

(A)
until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)
after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)
without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7
A remaining director may appoint a director even though there is not a quorum of directors.

14.8
No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

B-2-19

Removal of directors
14.9
A director may be removed by Ordinary Resolution.

Resignation of directors
14.10
A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11
Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director
14.12
A director’s office shall be terminated forthwith if:

(a)
he is prohibited by the law of the Islands from acting as a director; or

(b)
he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)
in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)
he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)
without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15
Alternate directors

Appointment and removal
15.1
Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)
by notice in writing in accordance with the notice provisions;

(b)
if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2
Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3
A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4
A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)
by notice in writing in accordance with the notice provisions;

(b)
if the Company has a facsimile address for the time being, by sending by facsimile transmission to

B-2-20

that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;
(c)
if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)
if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices
15.5
All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director
15.6
An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7
For the avoidance of doubt:

(a)
if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)
if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8
An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director
15.9
An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director
15.10
An alternate director shall carry out all functions of the director who made the appointment.

15.11
Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12
An alternate director is not the agent of the director appointing him.

15.13
An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment
15.14
A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

B-2-21

16
Powers of directors

Powers of directors
16.1
Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2
No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office
16.3
The directors may appoint a director:

(a)
as chairman of the board of directors;

(b)
as managing director;

(c)
to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.
16.4
The appointee must consent in writing to holding that office.

16.5
Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6
If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7
Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)
as Secretary; and

(b)
to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.
16.8
The Secretary or Officer must consent in writing to holding that office.

16.9
A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration
16.10
Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11
A director’s remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

16.12
Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13
Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

B-2-22

Disclosure of information
16.14
The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)
the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)
such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)
such disclosure is in accordance with any contract entered into by the Company; or

(d)
the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17
Delegation of powers

Power to delegate any of the directors’ powers to a committee
17.1
The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2
The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3
The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4
Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company
17.5
The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)
by causing the Company to enter into a power of attorney or agreement; or

(b)
in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company
17.6
The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)
for any purpose;

(b)
with the powers, authorities and discretions;

(c)
for the period; and

(d)
subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

B-2-23

17.7
Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy
17.8
Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9
Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10
A proxy is an agent of the director appointing him and is not an officer of the Company.

18
Meetings of directors

Regulation of directors’ meetings
18.1
Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings
18.2
Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings
18.3
Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

Period of notice
18.4
At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology
18.5
A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6
A director participating in this way is deemed to be present in person at the meeting.

Place of meetings
18.7
If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum
18.8
The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting
18.9
A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

B-2-24

Validity
18.10
Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent
18.11
A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)
his dissent is entered in the minutes of the meeting; or

(b)
he has filed with the meeting before it is concluded signed dissent from that action; or

(c)
he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.
Written resolutions
18.12
The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13
Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14
Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute
18.15
Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19
Permissible directors’ interests and disclosure

Permissible interests subject to disclosure
19.1
Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2
If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)
be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)
be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3
Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

B-2-25

19.4
If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests
19.5
For the purposes of the preceding Articles:

(a)
a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)
an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6
A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter
19.7
A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8
Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20
Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.
21
Accounts and audit

Accounting and other records
21.1
The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection
21.2
Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports
21.3
The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)
they are sent to that person in accordance with the notice provisions: or

B-2-26

(b)
they are published on a website providing that person is given separate notice of:

(i)
the fact that publication of the documents has been published on the website;

(ii)
the address of the website; and

(iii)
the place on the website where the documents may be accessed; and

(iv)
how they may be accessed.

21.4
If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website
21.5
Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)
the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)
the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website
21.6
If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)
those documents are, by accident, published in a different place on the website to the place notified; or

(b)
they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited
21.7
Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22
Financial year

Unless the directors otherwise specify, the financial year of the Company:
(a)
shall end on 30th September in the year of its incorporation and each following year; and

(b)
shall begin when it was incorporated and on 1st October each following year.

23
Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.
24
Dividends

Declaration of dividends by Members
24.1
Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

B-2-27

Payment of interim dividends and declaration of final dividends by directors
24.2
The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3
Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)
Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)
Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.
24.4
In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)
If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)
The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)
If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends
24.5
Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off
24.6
The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash
24.7
If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)
issue fractional Shares;

(b)
fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)
vest some assets in trustees.

B-2-28

How payments may be made
24.8
A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)
if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose — by wire transfer to that bank account; or

(b)
by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9
For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10
If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)
to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)
to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11
Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights
24.12
Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed
24.13
If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14
A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25
Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve
25.1
The directors may resolve to capitalise:

(a)
any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)
any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

B-2-29

(c)
by paying up the amounts unpaid on that Member’s Shares;

(d)
by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members
25.2
The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3
Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26
Share premium account

Directors to maintain share premium account
26.1
The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account
26.2
The following amounts shall be debited to any share premium account:

(a)
on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)
any other amount paid out of a share premium account as permitted by the Act.

26.3
Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27
Seal

Company seal
27.1
The Company may have a seal if the directors so determine.

Duplicate seal
27.2
Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used
27.3
A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)
by a director (or his alternate) and the Secretary; or

(b)
by a single director (or his alternate).

B-2-30

If no seal is adopted or used
27.4
If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)
by a director (or his alternate) and the Secretary; or

(b)
by a single director (or his alternate); or

(c)
in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal
27.5
The directors may determine that either or both of the following applies:

(a)
that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)
that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution
27.6
If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28
Indemnity

Indemnity
28.1
To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)
all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)
without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.
28.2
To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release
28.3
To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for

B-2-31

any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.
Insurance
28.4
To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)
an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)
the Company;

(ii)
a company which is or was a subsidiary of the Company;

(iii)
a company in which the Company has or had an interest (whether direct or indirect); and

(b)
a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29
Notices

Form of notices
29.1
Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)
in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)
subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)
where these Articles expressly permit, by the Company by means of a website.

Electronic communications
29.2
Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)
the directors so resolve;

(b)
the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)
the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.
29.3
A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices
29.4
A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

B-2-32

Delivery of written notices
29.5
Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders
29.6
Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures
29.7
A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8
An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission
29.9
A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10
A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member
29.11
A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.12
Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices
29.13
A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

B-2-33

Saving provision
29.14
None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30
Authentication of Electronic Records

Application of Articles
30.1
Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means
30.2
An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)
the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)
the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)
Article 30.7 does not apply.

30.3
For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means
30.4
An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)
the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)
the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)
Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.
30.5
For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing
30.6
For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

B-2-34

Saving provision
30.7
A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)
believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)
believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)
otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.
31
Transfer by way of continuation

31.1
The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)
the Islands; or

(b)
such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2
To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)
an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)
all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32
Winding up

Distribution of assets in specie
32.1
If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)
to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)
to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability
32.2
No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition
32.3
The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

B-2-35

33
Amendment of Memorandum and Articles

Power to change name or amend Memorandum
33.1
Subject to the Act, the Company may, by Special Resolution:

(a)
change its name; or

(b)
change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles
33.2
Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

B-2-36

ANNEX C
AMENDED & RESTATED
CERTIFICATE OF INCORPORATION
OF
SCANTECH AI SYSTEMS INC.
ScanTech AI Systems Inc., a corporation existing under the laws of the State of Delaware, hereby certifies as follows:
1.
The name of the corporation is ScanTech AI Systems Inc. (the “Corporation”).

2.
The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 20, 2023.

3.
This Amended & Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) restates, integrates, and amends the Certificate of Incorporation of the Corporation.

4.
This Amended and Restated Certificate of Incorporation was duly adopted by the written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242, and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

5.
The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST:   The name of the Corporation is ScanTech AI Systems Inc.
SECOND:   The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.
THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH:   The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Five Hundred and Ten Million (510,000,000) shares, Five Hundred Million (500,000,000) of which shall be common stock, par value $0.0001 per share (“Common Stock”) and Ten Million (10,000,000) of which shall be blank-check preferred stock, par value $0.0001 per share (“Preferred Stock”).
(a)   Common Stock.
(i)   General.   All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock (when, if and to the extent shares or series of such stock are designated and issued). The Board of Directors of the Corporation (the “Board”), in its sole discretion, shall determine the terms and conditions (including the consideration to be received by the Corporation) on which shares of Common Stock are to be issued.
(ii)   Voting Rights.   Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation. Except as otherwise required by law or by or pursuant to Section (b) of this Article FOURTH, the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to stockholders for a vote (including any action by written consent).

(iii)   Dividends.   Subject to provisions of law and Section (b) of this Article FOURTH, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.
(iv)   Liquidation.   Subject to provisions of law and Section (b) of this Article FOURTH, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of the Corporation and any and all preferential amounts to which the holders of the Preferred Stock are entitled with respect to the distribution of the net assets of the Corporation in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation available for distribution.
(b)   Preferred Stock.
(i)   Issuance of Blank Check Preferred Stock.   The Board of Directors is expressly authorized, subject to limitations prescribed by the DGCL and the provisions of this Amended and Restated Certificate of Incorporation, to provide by resolution or resolutions from time to time, and by filing a certificate(s) pursuant to the DGCL, for the issuance of shares of Preferred Stock in one or more class or series, to establish the number of shares to be included in each such class or series, the consideration to be paid for such shares, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such class or series, and any qualifications, limitations or restrictions of such preferences and rights, including, without limitation, dividend rights, conversion rights, voting rights (if any), redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, in each instance as the Board of Directors may determine in its sole discretion and without stockholder approval. Each class or series shall be designated so as to distinguish the shares thereof from the shares of all other classes and series. All shares of a series of Preferred Stock shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise specifically provided in the designation and description of the series, with those of other series of the same class.
(ii)   Authority to Establish Variations Between Classes or Series of Preferred Stock.   The authority of the Board of Directors with respect to each class, or each series within a class shall include, but not be limited to, determination of the following:
(A)   the distinctive designation of such class or series and the number of shares to constitute such class or series;
(B)   the rate at which dividends on the shares of such class or series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms or in what events;
(C)   the right or obligation, if any, of the Corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;
(D)   the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive, in preference over any or all other class(es) or series, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (and distribution of the net assets of the Corporation in connection therewith);
(E)   the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange, the terms and conditions of conversion or exchange, and the terms of adjustment, if any;

(F)   the obligation, if any, of the Corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;
(G)   voting rights, if any, including special, conditional or limited voting rights with respect to any matter, including with respect to the election of directors and matters adversely affecting any class or series of Preferred Stock;
(H)   limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock; and
(I)   such other preferences, limitations or relative rights and privileges thereof as the Board of Directors, acting in accordance with applicable law and this Amended and Restated Certificate of Incorporation, may deem advisable and which are not inconsistent with law or with the provisions of this Amended and Restated Certificate of Incorporation.
(c)   Options, Warrants & Rights.
(i)   The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.
(ii)   The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.
FIFTH:   The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
(a)   The directors shall be divided into three (3) classes hereby designated Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first annual meeting of the stockholders to be held following the effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”), the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Time, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified or until his or her earlier death, resignation, or removal.
(b)   Election of directors need not be by ballot unless the by-laws of the Corporation so provide.
(c)   The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation.
(d)   No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:
(i)   The fact of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or
(ii)   The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or
(iii)   The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.
(e)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in paragraph (g) of this Article FIFTH.
(f)   A director of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.
(g)   The Board of Directors in its discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.
(h)   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Amended and Restated Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.
SIXTH:   No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article SIXTH shall adversely affect any right or protection of a director or officer that exists at the time of such amendment, modification or repeal.
SEVENTH:   The Corporation, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including, without limitation, attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation or any repeal or modification of the relevant provisions of the DGCL shall not adversely affect any right or protection of a person or entity entitled to indemnification hereunder with respect to events occurring prior to the time of such repeal or modification. For purposes of this Article SEVENTH, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, fiduciaries and agents, so that any person or entity who is or was a director, officer, employee, fiduciary or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this SEVENTH with respect to the resulting or surviving corporation as he, she or it would have with respect to such constituent corporation if its separate existence had continued. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SEVENTH shall not be exclusive of any other right which any person or entity may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.
EIGHTH:   Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.
NINTH:   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation, as amended, or the bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.
TENTH:   Except to the extent expressly set forth in Articles SIXTH and SEVENTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.
[Signature to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this [ ] day of December, 2024.

Name:	Dolan Falconer
Title:	Chief Executive Officer

ANNEX D
BYLAWS
OF
SCANTECH AI SYSTEMS INC.
(a Delaware corporation)
These Bylaws (the “Bylaws”) of ScanTech AI Systems Inc., a Delaware corporation, the “Corporation”), are hereby adopted as of December [  ], 2024.
ARTICLE 1
OFFICES
SECTION 1.1.   Principal Office.   The principal offices of the Corporation shall be in such location as the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) may determine.
SECTION 1.2.   Other Offices.   The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.
ARTICLE 2
MEETINGS OF STOCKHOLDERS
SECTION 2.1.   Place of Meeting; Chairman.   All meetings of stockholders shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. The Chairman of the Board of the Corporation (the “Chairman of the Board”) or any other person specifically designated by the Board of Directors shall act as the Chairman for any meeting of stockholders of the Corporation. The Chairman of the Board (or his or her designee) shall have full authority to control the process of any stockholder or Board of Directors meeting, including, without limitation, determining whether any proposals or nominations were properly brought before such meeting, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the Chairman of the Board (or his or her designee) shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot.
SECTION 2.2.   Annual Meetings.   The annual meeting of stockholders of the Corporation shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, subject to any postponement in the Board of Directors’ sole discretion, upon notice of such postponement given in any manner deeded reasonable by the Board of Directors. The Chairman of the Board, in its sole discretion, may also postpone the annual meeting upon notice of such postponement given in any manner deeded reasonable by the Chairman of the Board.
SECTION 2.3.   Special Meetings.   Special meetings of the stockholders of the Corporation, for any purpose or purposes, unless otherwise proscribed by the Delaware General Corporation Law (as in effect on the date hereof, and as may hereafter be amended, supplemented or revised, the “DGCL”) or by the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), may be called exclusively by: (i) the Chairman of the Board, the Chief Executive Officer, President or other executive officer of the Corporation, (ii) an action of the Board of Directors or (iii) the request in writing of the stockholders of record, and only of record, owning not less than sixty-six and two- thirds percent (66 2∕3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The officers or directors shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.
SECTION 2.4.   Notice of Meeting.   Written notice of the annual and each special meeting of stockholders of the Corporation, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary of the Corporation (the “Secretary”). The Board of Directors may postpone a special meeting in its sole discretion in any manner it deems reasonable.
SECTION 2.5.   Business Conducted at Meetings.
Section 2.5.1   At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be: (a) specified in the notice of meeting (or any supplement thereto provided within the notice period specified in Section 2.4) given by or at the direction of the Chairman of the Board, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder or stockholders of record, and only of record, holding not less than sixty-six and two-thirds percent (66 2∕3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote in accordance with applicable law, these Bylaws or otherwise. In addition to any other applicable requirements set forth in these Bylaws, the U.S. federal securities laws or otherwise, for business to be properly brought before a meeting called by stockholders representing not less than sixty-six and two-thirds percent (66 2∕3%) of the entire capital stock of the Corporation, such stockholder(s) must have given timely notice thereof in writing to the Secretary. Any special meeting of the Corporation proposed to be called by a stockholder or stockholders in such capacity shall not be required to be held: (i) with respect to any matter, within 12 months after any annual or special meeting of stockholders at which the same matter was included on the agenda, or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request (the election or removal of directors to be deemed the same matter with respect to all matters involving the election or removal of directors) or (ii) if the purpose of the special meeting is not a lawful purpose or if such request violates applicable law. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.
Section 2.5.2   To be timely, a stockholder’s notice of a proposal to be included at an annual meeting must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days prior to the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or a reasonable time before the date on which the Corporation begins to print and mail its proxy materials for the current year if during the prior year the Corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year).
Section 2.5.3   A record stockholders’ notice to the Secretary shall set forth in writing as to each matter the stockholder(s) propose to bring before the meeting: (a) a detailed description of the business desired to be brought before the meeting and the reasons for proposing such business, including the complete text of any resolutions, bylaws or certificate of incorporation amendments proposed for consideration (b) the name and address, as they appear on the Corporation’s books, of the stockholders proposing such business, (c) the class and number of shares of the Corporation which are owned directly or indirectly of record and directly or indirectly beneficially owned by the stockholders and each of its affiliates (within the meaning of Rule 144 promulgated under the

Securities Act of 1933, as amended, or any successor rule thereto (“Rule 144”)), including any shares of the Corporation owned or controlled via derivatives, synthetic securities, hedged positions and other economic and voting mechanisms, (d) any material interest of the stockholders in such proposed business and any agreements or understandings to which such stockholders are a party which relate in any way, directly or indirectly, to the proposed business to be conducted, including a description of all arrangements or understandings between such stockholder and any other person or persons (including their names), (e) a representation as to whether or not such stockholder intends to solicit proxies; (f) a representation as to whether or not such stockholder intends to appear in person or by proxy at the applicable meeting, and (g) such other information regarding the stockholder in his, her or its capacity as a proponent of a stockholder proposal that would be required to be disclosed in a proxy statement or other filing with the United States Securities and Exchange Commission (“SEC”) required to be made in connection with the contested solicitation of proxies pursuant to the SEC’s proxy rules.
Section 2.5.4   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5. The Chairman of the meeting shall, in his or her sole discretion, determine and declare to the meeting whether or not any business was properly brought before the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the Corporation’s proxy statement to the extent that such right is provided by an applicable rule of the SEC. Notwithstanding the foregoing, the advance notice provisions of these Bylaws shall apply to all stockholder proposals regardless of whether such proposal is sought to be included in the Corporation’s proxy statement or in a separate proxy statement.
SECTION 2.6.   Nomination of Directors.   Nomination of candidates for election as directors of the Corporation at any meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), must be made by the Board of Directors (or any committee designated by the Board of Directors) or by any stockholder entitled to vote at such Election Meeting. Nominations made by the Board of Directors (or a committee of the Board of Directors) shall be made at a meeting of the Board of Directors (or of the committee designated by the Board of Directors) or by written consent of the directors (or committee members) in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary, each proposed nominee nominated by the Board of Directors (or a committee of the Board of Directors) shall provide the Corporation with such information concerning himself or herself as is required, under the rules of the SEC and any applicable securities exchange, to be included in the Corporation’s proxy statement soliciting proxies for his or her election as a director.
2.7.   Proxy Access.
(a)   Subject to the provisions of this Section 2.7, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of stockholders:
(i)   the names of any person or persons nominated for election to the Board of Directors (each, an “Access Nominee”), which shall also be included on the Corporation’s form of proxy and ballot, by any Eligible Stockholder (as defined below) or group of no more than 20 Eligible Stockholders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board of Directors, all applicable conditions and complied with all applicable procedures set forth in this Section 2.7 (such Eligible Stockholder or group of Eligible Stockholders being a “Nominating Stockholder”);
(ii)   disclosure about each Access Nominee and the Nominating Stockholder required under the rules of the SEC or other applicable law to be included in the proxy statement;
(iii)   any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of each Access Nominee’s election to the Board of Directors (subject, without limitation, to Section 2.7(e) (ii)), if such statement does not exceed 500 words and fully complies with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9 (or any successor rule) (the “Supporting Statement”); and
(iv)   any other information that the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of each Access Nominee, including, without limitation, any statement in opposition to the nomination, any information provided pursuant to this Section 2.7 and any solicitation materials or related information with respect to an Access Nominee. For purposes of this Section 2.7, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board of Directors or any officer of the Corporation designated by the Board of Directors or a committee of the Board of Directors, and any such determination shall be final and binding on the Corporation, any Eligible Stockholder, any Nominating Stockholder, any Access Nominee and any other person (without any further recourse). The presiding officer of any annual meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether an Access Nominee has been nominated in accordance with the requirements of this Section 2.7 and, if not so nominated, shall direct and declare at the meeting that such Access Nominee shall not be considered.
(b)
(i)   The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Access Nominees than that number of directors constituting the greater of (A) one and (B) 25% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.7 (rounded down to the nearest whole number) (the “Maximum Number”).
(ii)   The Maximum Number for a particular annual meeting shall be reduced by (A) Access Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting; (B) Access Nominees who cease to satisfy, or Access Nominees of Nominating Stockholders that cease to satisfy, the eligibility requirements in this Section 2.7, as determined by the Board of Directors; (C) Access Nominees whose nomination is withdrawn by the Nominating Stockholder or who become unwilling or unable to serve on the Board of Directors; and (D) the number of incumbent directors who had been Access Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors.
(iii)   In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline for submitting a Nomination Notice as set forth in Section 2.7(d) but before the date of the annual meeting, and the Board of Directors resolves to reduce the size of the board, the Maximum Number shall be calculated based on the number of directors in office as so reduced.
(iv)   If the number of Access Nominees pursuant to this Section 2.7 for any annual meeting of stockholders exceeds the Maximum Number because there is more than one Nominating Stockholder, then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Access Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Stockholder’s Nomination Notice (as amended, as applicable), with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Access Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.7(d), a Nominating Stockholder or an Access Nominee ceases to satisfy the eligibility requirements in this Section 2.7, as determined by the Board of Directors, a Nominating Stockholder withdraws its nomination or an Access Nominee becomes unwilling or unable to serve on the Board of Directors, whether before or after the mailing or other distribution of the any proxy statement, then the nomination shall be disregarded, and the Corporation (A) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Access Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (B) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that an Access Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.
(c)
(i)   An “Eligible Stockholder” is a person who has either (A) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 2.7(c) continuously for the three-year period specified in subsection (ii) below or (B) provides to the secretary of the Corporation, within the time period referred to in Section 2.7(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines would be deemed acceptable for purposes of a stockholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).
(ii)   An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 2.7 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of the Corporation’s shares of common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Stockholder if such Eligible Stockholder provides together with the Nomination Notice documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds meet the criteria set forth in (A), (B) or (C) of this Section 2.7(c)(ii). In the event of a nomination by a group of Eligible Stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this Section 2.7, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any member of a group of Eligible Stockholders cease to satisfy the eligibility requirements in this Section 2.7, as determined by the Board of Directors, or withdraw from a group of Eligible Stockholders at any time prior to the annual meeting of stockholders, the group of Eligible Stockholders shall only be deemed to own the shares held by the remaining members of the group.
(iii)   The “Minimum Number” of the Corporation’s shares of common stock means 3% of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the SEC prior to the submission of the Nomination Notice.
(iv)   For purposes of this Section 2.7, an Eligible Stockholder “owns” (as defined below) only those outstanding shares of the Corporation as to which the Eligible Stockholder possesses both:
(1)   the full voting and investment rights pertaining to the shares; and
(2)   the full economic interest in (including the opportunity for profit and risk of loss on) such shares;
provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) purchased or sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) sold short by such Eligible Stockholder, (3) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (4) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates.
An Eligible Stockholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares, provided that the Eligible Stockholder has the power to recall such loaned shares on five business days’ notice and continues to own such shares through the date of the annual meeting. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of the Corporation are “owned” for these purposes shall be determined by the Board of Directors.
(v)   No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, it shall be deemed to be a member only of the group that has the largest ownership position as reflected in the Nomination Notice.
(d)   To nominate an Access Nominee, the Nominating Stockholder must deliver to the secretary at the principal executive offices of the Corporation not less than 120 days or more than 150 days before the one-year anniversary of the date on which the Corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting of stockholders, all of the following information and documents (collectively, the “Nomination Notice”); provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, the Nomination Notice shall be given in the manner provided herein not earlier than (x) the 150th day before the scheduled date of the annual meeting and not later than (y) the later of the close of business on the 120th day before the scheduled date of the annual meeting or the 10th day following the date on which the public announcement of the scheduled date of the annual meeting is first made:
(i)   a Schedule 14N (or any successor form) relating to each Access Nominee, completed and filed with the SEC by the Nominating Stockholder, in accordance with SEC rules;
(ii)   a written notice, in a form deemed satisfactory by the Board of Directors, of the nomination of each Access Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):
(1)   the information required with respect to the nomination of directors by a stockholder pursuant to Section 2.5;
(2)   the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(3)   a representation and warranty that the Nominating Stockholder acquired the securities of the Corporation in the ordinary course of business and did not acquire, and is not holding, any securities of the Corporation for the purpose or with the effect of influencing control or changing control of the Corporation;
(4)   a representation and warranty that each Access Nominee’s candidacy or, if elected, Board of Directors membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation’s securities are traded;
(5)   a representation and warranty that such Access Nominee:
(A)   does not have any direct or indirect relationship with the Corporation that would cause the Access Nominee not to qualify as independent under the rules of the primary stock exchange on which the Corporation’s shares of common stock are traded or as a non-employee director under Rule 16b-3 (or any successor rule) under the Exchange Act;
(B)   is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Access Nominee; and
(C)   is not a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) and has not been convicted in a criminal proceeding within the past 10 years;
(6)   a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.7(c) and has provided evidence of ownership to the extent required by Section 2.7(c)(i);
(7)   a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 2.7(c) through the date of the annual meeting;
(8)   a representation and warranty that the Nominating Stockholder will not engage in or aid or abet a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-1(l) (2)(iv) of the Exchange Act) (or any successor rules) with respect to the annual meeting, other than with respect to an Access Nominee or any nominee of the Board of Directors;
(9)   a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of an Access Nominee at the annual meeting;
(10)   if desired, a Supporting Statement; and
(11)   in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;
(iii)   an executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Stockholder (including each group member) agrees:
(1)   to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;
(2)   to file with the SEC any written solicitation or other communication with the Corporation’s stockholders relating to one or more of the Corporation’s directors or director nominees or any Access Nominee, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;
(3)   to assume all liability (which shall be joint and several with respect to other group members if any) stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or any of its Access Nominees (or those in active concert or participation with either) with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice;
(4)   to indemnify and hold harmless (which obligation shall be joint and several with respect to other group members if any) the Corporation and each of its current and former directors, officers, employees, agents and affiliates individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its current and former directors, officers, employees, agents and affiliates arising out of or relating to a failure or alleged failure of the Nominating Stockholder or any of its Access Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.7; and
(5)   if any information included in the Nomination Notice or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or that the Nominating Stockholder (including any group member) has failed to continue to satisfy the eligibility requirements described in Section 2.7(c), to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the secretary of the Corporation and any other recipient of such communication of (i) the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission or (ii) such failure; and
(iv)   an executed agreement, in a form deemed satisfactory by the Board of Directors, by each Access Nominee:
(1)   to provide to the Corporation the information required with respect to the nomination of directors pursuant to Section 2.5 (which shall be provided within the period set forth in this Section 2.7(d) notwithstanding anything to the contrary set forth in Section 2.5);
(2)   to provide to the Corporation such other information and certifications as the Corporation may reasonably request; and
(3)   at the reasonable request of the Nominating and Governance Committee (or any successor committee or other committee with similar responsibilities), to meet with such committee to discuss matters relating to the nomination of such Access Nominee to the Board of Directors, including the information provided by such Access Nominee to the Corporation in connection with his or her nomination and such Access Nominee’s eligibility to serve as a member of the Board of Directors.
The information and documents required by this Section 2.7(d) to be provided by the Nominating Stockholder shall be (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.7(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the secretary of the Corporation.
(e)
(i)   Notwithstanding anything to the contrary contained in this Section 2.7, the Corporation may omit from its proxy statement any Access Nominee and any information concerning such Access Nominee (including a Nominating Stockholder’s Supporting Statement) if:
(1)   the Corporation receives a notice pursuant to Section 2.5 that a stockholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation;
(2)   the Nominating Stockholder or the designated lead group member, as applicable, or any Qualified Representative (as defined below) thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 2.7, the Nominating Stockholder withdraws its nomination or the presiding officer of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 2.7 and shall therefore be disregarded;
(3)   the Board of Directors determines that such Access Nominee’s nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the Certificate of Incorporation of this Corporation, these Bylaws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of the primary stock exchange on which the Corporation’s shares of common stock are traded;
(4)   such Access Nominee was nominated for election to the Board of Directors pursuant to this Section 2.7 at one of the Corporation’s two preceding annual meetings of stockholders and either withdrew, became ineligible or received a vote of less than 25% of the shares of common stock entitled to vote for such Access Nominee; or
(5)   the Corporation is notified, or the Board of Directors determines, that the Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 2.7(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Access Nominee becomes unwilling or unable to serve on the Board of Directors, or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Stockholder or such Access Nominee under this Section 2.7.
To be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by the stockholder to act for the stockholder as proxy at the annual meeting of stockholders, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.
(ii)   Notwithstanding anything to the contrary contained in this Section 2.7, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of an Access Nominee included in the Nomination Notice, if the Board of Directors determines that:
(1)   such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(2)   such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or
(3)   the inclusion of such information in the proxy statement would otherwise violate the SEC proxy rules or any other applicable law, rule, regulation, or listing standard.
The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Access Nominee.
(f)   This Section 2.7 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation’s proxy materials, other than with respect to Rule-14a-19 to the extent applicable with respect to form of proxies.
Section 2.6.3   To be eligible to be a director nominee nominated by a stockholder or stockholders for election or reelection as a director of the Corporation, such nominee must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.6.2 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire (the “Questionnaire”) with respect to the background, qualification and experience of such person and the background of any other person or entity on whose behalf the nomination is being made (which Questionnaire shall be in the form approved by the Corporation and provided by the Secretary or such Secretary’s designee) and a written representation and agreement that such person: (a) will abide by the requirements of these Bylaws and the Certificate of Incorporation as in effect at the time of their nomination and as validly amended, (b) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (c) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (d) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation. If, prior to the Election Meeting, there is a change in any information set forth on the Questionnaire, then such director candidate shall promptly notify the Secretary by submitting a revised Questionnaire.
Section 2.6.4   In the event that a person is validly designated by the Board of Directors (or committee designated by the Board of Directors) as a nominee in accordance with this Section 2.6 and shall thereafter become unable or willing to stand for election to the Board of Directors, the Board of Directors (or committee designated by the Board of Directors) may designate a substitute nominee who meets all applicable standards under these Bylaws and any vote cast by a stockholder for the original designee may be cast instead, at the discretion of the stockholder’s proxy, if any, for the substitute designee.
Section 2.6.5   If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.
SECTION 2.7.   Quorum; Adjournment.
Section 2.7.1   The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (provided the proxy has authority to vote on at least one matter at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (provided the proxy has authority to vote on at least one matter at such meeting) in order to constitute a quorum as to such class vote, and except as otherwise provided by the DGCL or by the Certificate of Incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to have less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.
Section 2.7.2   Notwithstanding any other provision these Bylaws, at any annual or special meeting of stockholders of the Corporation, whether or not a quorum is present, the Chairman of the Board or the person presiding as Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, whether or not a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Section 2.4 of these Bylaws. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.
SECTION 2.8.   Voting; Proxies.
Section 2.8.1   Except as provided for below or by applicable law, rule or regulation, when a quorum is present at any meeting of the stockholders, any action by the stockholders on a matter except the election of directors shall be approved if approved by the majority of the votes cast. Each nominee for director shall be elected by a plurality of the votes cast, including in a Contested Election. For purposes of these Bylaws, a “Contested Election” means an election of directors with respect to which, as of five days prior to the date the Corporation first mails the notice of meeting for such meeting to stockholders, there are more nominees for election than positions on the Board of Directors to be filled by election at the meeting. In determining the number of votes cast in a Contested Election, abstentions and broker non-votes, if any, will not be treated as votes cast. The provisions of this paragraph will govern with respect to all votes of stockholders except as otherwise provided for in the Certificate of Incorporation or by a specific statutory provision superseding the provisions of these Bylaws.
Section 2.8.2   Every stockholder having the right to vote shall be entitled to vote in person, or by proxy: (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the DGCL or determined by the Chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.
SECTION 2.9.   Consent of Stockholders.   Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly held meeting of stockholders of the corporation at which a quorum is present or represented and may not be effected by any consent in writing by such stockholders.

SECTION 2.10.   Voting of Stock of Certain Holders.   Shares standing in the name of another entity, domestic or foreign, may be voted by such officer, agent or proxy as the governing documents of such entity may prescribe, or in the absence of such provision, as the Board of Directors or governing body of such entity may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.
SECTION 2.11.   Treasury Stock.   The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.
SECTION 2.12.   Fixing Record Date.   The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, or a date when any change or conversion or exchange of capital stock shall go into effect (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the “Record Date”) for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, or conversion or exchange of capital stock, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such Record Date.
ARTICLE 3
BOARD OF DIRECTORS
SECTION 3.1.   Powers.   The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. Subject to compliance with the provisions of the DGCL, the powers of the Board of Directors shall include the power to make a liquidating distribution of the assets, and wind up the affairs of, the Corporation.
SECTION 3.2.   Number and Qualifications.   The number of directors which shall constitute the whole Board of Directors shall be not less than one (1) and not more than seven (7). Within the limits above specified, the number of the directors of the Corporation shall be determined solely in the discretion of the Board of Directors. Directors need not be residents of Delaware or stockholders of the Corporation.
SECTION 3.3.   Vacancies, Additional Directors; Removal from Office.   If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Subject to this Section 3.3, any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Except as prohibited by applicable law or the Certificate of Incorporation, any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
SECTION 3.4.   Resignation.   Any director may resign or voluntarily retire upon giving written notice to the Chairman of the Board or the Board of Directors. Such retirement or resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If such retirement or resignation is effective at a future time, the Board of Directors may elect a successor to take office when the retirement or resignation becomes effective.
SECTION 3.5.   Regular Meetings.   A regular meeting of the Board of Directors shall be held each year, without notice other than this Bylaw provision, at the place of, and immediately prior to or following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Delaware, without other notice than such resolution.
SECTION 3.6.   Special Meeting.   A special meeting of the Board of Directors may be called by the Chairman of the Board or by the President and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.
SECTION 3.7.   Notice of Special Meeting.   Written notice (including via email) of special meetings of the Board of Directors shall be given to each director at least twenty-four (24) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the DGCL.
SECTION 3.8.   Quorum.   A majority of the Board of Directors then serving shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the DGCL, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved of by at least a majority of the required quorum for that meeting.
SECTION 3.9.   Action Without Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article 4 of these Bylaws, may be taken without a meeting, if a written consent thereto is signed by all of the members of the Board of Directors or of such committee, as the case may be. Evidence of any consent to action under this Section 3.9 may be provided in writing, including electronically via email or facsimile.
SECTION 3.10.   Meeting by Conference Telephone or Other Communications Equipment.   Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section 3.10 shall constitute presence in person at the meeting.
SECTION 3.11.   Compensation.   Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.
SECTION 3.12.   Rights of Inspection.   Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.
ARTICLE 4
COMMITTEES OF DIRECTORS
SECTION 4.1.   Generally.   The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more additional special or standing committees, each such additional committee to consist of one or more of the directors of the Corporation. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in such resolution, except as delegated by these Bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law. Following the creation of any committee, the Board of Directors may, by resolution passed by a majority of the whole Board of Directors, disband such committee.
SECTION 4.2.   Committee Operations.   A majority of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The Corporation shall pay all expenses of committee operations. The Board of Directors may designate one or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.
SECTION 4.3.   Minutes.   Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The Corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the Corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.
ARTICLE 5
NOTICE
SECTION 5.1.   Methods of Giving Notice.
SECTION 5.1.1.   Notice to Directors or Committee Members.   Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or member of any committee of the Board of Directors, personal notice is not required but such notice may be: (a) given in writing and mailed to such director or committee member or (b) sent by electronic transmission (including via e-mail) to such director or committee member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) facsimile transmission, when receipt of the fax is confirmed electronically, (ii) electronic mail, when delivered to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when delivered to the director or member.
SECTION 5.1.2.   Notices to Stockholders.   Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given: (a) in writing and mailed to such stockholder,(b) by a form of electronic transmission consented to by the stockholder to whom the notice is given or (c) as otherwise permitted by the SEC. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.
SECTION 5.2.   Written Waiver.   Whenever any notice is required to be given by the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record attributed to the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.
ARTICLE 6
OFFICERS
SECTION 6.1.   Officers.   The officers of the Corporation shall include the Chairman of the Board, the President, the Treasurer and the Secretary. The officers of the Corporation may include such other officers and agents (including interim officers) with such titles as the Board of Directors may prescribe, including, without limitation, one or more Vice Presidents (any one or more of which may be designated Senior Executive Vice President, Executive Vice President, Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers. All officers of the Corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these Bylaws, the Board of Directors or, if authorized by the Board of Directors, the President, as applicable. Any two or more offices may be held by the same person. The Chairman of the Board shall be elected from among the directors. No officer need be a director or a stockholder of the Corporation. The Board of Directors may delegate to any officer of the Corporation the power to appoint other officers and to prescribe their respective duties and powers.
SECTION 6.2.   Election and Term of Office.   The Chairman of the Board, President, Treasurer and Secretary shall be elected only by, and shall serve only at the pleasure of, the Board of Directors. All other officers of the Corporation may be appointed as the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer) deem necessary and elect or appoint. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal, or until he or she shall cease to be a director in the case of the Chairman of the Board.
SECTION 6.3.   Removal and Resignation.   Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer), but such right of removal and any purported removal shall be without prejudice to the contractual rights, if any, of the person so removed.

Any executive officer or other officer or agent may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 6.4.   Vacancies.   Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors for the unexpired portion of the term.
SECTION 6.5.   Compensation.   The compensation of the officers shall be determined by the Board of Directors or a designated committee thereof (and in the case of officers other than the President or Chief Executive Officer (if such office is filled), with the consultation of the President and Chief Executive Officer). No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.
SECTION 6.6.   Chairman of the Board.   The Chairman of the Board (who may also be designated in the discretion of the Board of Directors as Executive Chairman), shall preside at all meetings of the Board of Directors and of the stockholders of the Corporation. In the Chairman of the Board’s absence, such duties shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President. The Chairman of the Board (or Executive Chairman, as the case may be) shall formulate and submit to the Board of Directors matters of general policy for the Corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. The Chairman of the Board may sign with the President or any other officer of the Corporation thereunto authorized by the Board of Directors certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, agreements, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these Bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed.
SECTION 6.8.   Chief Executive Officer.   The Chief Executive Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief executive officer and such duties as may be prescribed by the Board of Directors.
SECTION 6.9.   Chief Financial Officer.   The Chief Financial Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors or the President.
SECTION 6.10.   Secretary.   The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the Corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors.
SECTION 6.11.   Treasurer.   The Treasurer shall (to the extent the Board of Directors has not assigned these or similar duties to the Chief Financial Officer) (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these Bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board or the President, a statement of financial condition of the Corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.
ARTICLE 7
EXECUTION OF CORPORATE INSTRUMENTS
AND VOTING OF SECURITIES OWNED BY THE CORPORATION
SECTION 7.1.   Contracts.   The Board of Directors may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.
SECTION 7.2.   Checks, etc.   All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as shall be determined by the Board of Directors.
SECTION 7.3.   Deposits.   All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Chairman of the Board, the President, the Chief Executive Officer, the Treasurer or the Secretary may be empowered by the Board of Directors to select or as the Board of Directors may select.
SECTION 7.4.   Voting of Securities Owned by Corporation.   All stock and other securities of any other corporation owned or held by the Corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.
ARTICLE 8
SHARES OF STOCK
SECTION 8.1.   Issuance.   Each stockholder of the Corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the Corporation. The certificates shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder’s name and the number of shares and shall be signed by the President and the Secretary or two of such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class of stock; provided that except as otherwise provided by the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the Corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the DGCL.
SECTION 8.2.   Lost Certificates.   The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.
SECTION 8.3.   Transfers.   In the case of shares of stock represented by a certificate, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the Corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary and the Corporation’s transfer agent, if any.
SECTION 8.4.   Registered Stockholders.   The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
SECTION 8.5.   Uncertificated Shares.   The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.
ARTICLE 9
DIVIDENDS
SECTION 9.1.   Declaration.   Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.
SECTION 9.2.   Reserve.   Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.
ARTICLE 10
INDEMNIFICATION
SECTION 10.1.   Generally.   The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise (an “Other Entity”), against expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article 10, and the Corporation may enter into agreements with any such person for the purpose of providing for such indemnification.
SECTION 10.2.   Reimbursement and Advances.   The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification under this Article 10, the funds necessary for payment of expenses (including attorneys’ fees and disbursements) actually and reasonably incurred by such person in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding; provided, however, that the Corporation may pay such expenses in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by final judicial decision that such director or officer is not entitled to be indemnified by the Corporation against such expenses as authorized by this Article 10, and the Corporation may enter into agreements with such persons for the purpose of providing for such advances.
SECTION 10.3.   Insurance.   The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 10 or otherwise.
SECTION 10.4.   Non-Exclusive Rights.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.
SECTION 10.5.   Survival.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.
SECTION 10.6.   Modifications.   The provisions of this Article 10 shall be a contract between the Corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article 10 is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such director, officer, or other person intend to be legally bound. No repeal or modification of this Article 10 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.
SECTION 10.7.   Enforceability.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.
SECTION 10.8.   Persons Covered.   Any director or officer of the Corporation serving in any capacity for (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a), shall be deemed to be doing so at the request of the Corporation.
SECTION 10.9.   Applicable Law.   Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article 10 may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable action, suit or proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by providing notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.
SECTION 10.10.   Contested Director Indemnification.   Notwithstanding anything to the contrary contained in these Bylaws, a director who was elected in any Contested Election who is not a continuing director shall not be entitled to any indemnification or advancement of expenses unless and until a majority of the continuing directors vote that the indemnification provisions set forth in the Certificate of Incorporation shall apply to such newly elected director.
ARTICLE 11
MISCELLANEOUS
SECTION 11.1.   Books.   The books of the Corporation may be kept within or without the State of Delaware (subject to any provisions contained in the DGCL) at such place or places as may be designated from time to time by the Board of Directors.
SECTION 11.2.   Fiscal Year.   The fiscal year of the Corporation shall end on December 31 of each year unless otherwise determined by resolution of the Board.
SECTION 11.3.   Exclusive Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

ARTICLE 12
AMENDMENTS
The stockholders of the Corporation may alter, amend, repeal or the remove any Bylaw only by the affirmative vote of sixty-six and two-thirds percent (66 2∕3%) of the stockholders entitled to vote at a meeting of the stockholders, duly called; provided, however, that no such change to any Bylaw shall alter, modify, waive, abrogate or diminish the Corporation’s obligation to provide the indemnity called for by Article 10 of these Bylaws, the Certificate of Incorporation or applicable law. Subject to the DGCL, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, alter, amend or repeal these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.
###

The undersigned hereby certifies that the foregoing is a true and correct copy of the Bylaws of the Corporation, as adopted and approved by the Board of Directors of the Corporation effective as of the date first set forth above.
/s/

Name:
Title:   Chief Executive Officer

Annex E
SCANTECH AI SYSTEMS INC.
EQUITY INCENTIVE PLAN
1.
Purpose.   The purposes of this Plan are to:

(a)
attract, retain, and motivate Employees, Directors, and Consultants,

(b)
provide additional incentives to Employees, Directors, and Consultants, and

(c)
promote the success of the Company’s business,

by providing Employees, Directors, and Consultants with opportunities to acquire the Company’s Shares, or to receive monetary payments based on the value of such Shares. Additionally, the Plan is intended to assist in further aligning the interests of the Company’s Employees, Directors, and Consultants to those of its shareholders.
2.
Definitions.   As used herein, the following definitions will apply:

(a)
“Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.

(b)
“Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)
“Award” means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.

(d)
“Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(e)
“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

(f)
“Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, consulting, severance, or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance, or similar agreement containing such definition, “Cause” means:

(i)
any willful, material violation by the Participant of any law or regulation applicable to the business of the Company, a Subsidiary, or other affiliate of the Company;

(ii)
the Participant’s conviction for, or guilty plea to, a felony (or crime of similar magnitude under Applicable Laws outside the United States) or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, act of material dishonesty, embezzlement, or misappropriation or similar conduct against the Company, a Subsidiary, or other affiliate of the Company;

(iii)
the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company, a Subsidiary, other affiliate of the Company, or any other entity having a business relationship with any of the foregoing;

(iv)
any material breach or violation by the Participant of any fiduciary duties or duties of care to the Company or provision of any agreement or understanding between the Company,

a Subsidiary, or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an Employee, officer, Director, or Consultant to the Company, a Subsidiary, or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, officer, Director, or Consultant of the Company, a Subsidiary, or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment, confidentiality, non-competition, non-solicitation, restrictive covenant, or similar agreement between the Company, a Subsidiary, or other affiliate of the Company and the Participant;
(v)
any willful and continued refusal by the Participant to carry out a reasonable directive of the chief executive officer, the Board or the Participant’s direct supervisor, which involves the business of the Company, a Subsidiary, or other affiliate of the Company and was capable of being lawfully performed;

(vi)
the Participant’s violation of the code of ethics of the Company or any Subsidiary;

(vii)
the Participant’s disregard of the policies of the Company, a Subsidiary, or other affiliate of the Company so as to cause loss, harm, damage, or injury to the property, reputation, or employees of the Company, a Subsidiary, or other affiliate of the Company; or

(viii)
any other misconduct by the Participant that is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company, a Subsidiary, or other affiliate of the Company;

provided that, in the case of clauses (iv), (v), (vi), (vii), and (viii) above, the Company has given written notice to the Participant of such circumstances and which circumstances, if capable of being cured, has not been cured within thirty (30) days after such notice.
(g)
“Change in Control” means the occurrence of any of the following events:

(i)
any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii)
the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii)
a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv)
the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.
(h)
“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i)
“Company” means ScanTech AI Systems Inc., a Delaware corporation, or any successor thereto.

(j)
“Consultant” means a consultant or adviser who provides bona fide services to the Company, its Parent, or any Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(k)
“Director” means a member of the Board.

(l)
“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of an Award other than an Incentive Stock Option, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(m)
“Effective Date” shall have the meaning set forth in Section 24.

(n)
“Employee” means any person, including officers and Directors, employed by the Company, its Parent, or any Subsidiary. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(o)
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)
“Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(i)
if the Shares are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)
if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for a Share for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)
if the Shares are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time. In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A. The Administrator’s determination shall be conclusive and binding on all persons.
(q)
“Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

(r)
“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Exchange Act Rule 16b-3.

(s)
“Nonqualified Stock Option” means a Stock Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Stock Option.

(t)
“Other Stock-Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 11.
(u)
“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(v)
“Participant” means the holder of an outstanding Award granted under the Plan.

(w)
“Period of Restriction” means the period during which the transfer of Restricted Stock is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

(x)
“Plan” means this ScanTech AI Systems Inc. 2023 Equity Incentive Plan, as amended and restated.

(y)
“Restricted Stock” means Shares, subject to a Period of Restriction or a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time, granted under Section 9 or issued pursuant to the early exercise of a Stock Option.

(z)
“Restricted Stock Unit” or “RSU” means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 10.

(aa)
“Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(bb)
“Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc)
“Stock Appreciation Right” or “SAR” means an Award pursuant to Section 8 that is designated as a SAR.

(dd)
“Shares” means the Company’s shares of common stock, par value of $0.0001 per share.

(ee)
“Stock Option” means an option granted pursuant to the Plan to purchase Shares, whether designated as an Incentive Stock Option or a Nonqualified Stock Option.

(ff)
“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

(gg)
“Substitute Award” has the meaning set forth in Section 3(d).

3.
Awards.

(a)
Award Types.   The Plan permits the grant of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards.

(b)
Award Agreements.   Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c)
Date of Grant.   The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

(d)
Substitute Awards.   In connection with an entity’s merger or consolidation with the Company,

any Subsidiary, or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Plan Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided below in Section 4(b), (c), or (d) below), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under Section 4(e). Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan (so long as not adopted in contemplation of such acquisition or combination), the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan, and shall not reduce the Plan Share Limit (and Shares available for Awards under the Plan as provided below in Section 4(b), (c), or (d) below); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.
Shares Available for Awards.

(a)
Basic Limitation.   Subject to the provisions of Section 14, the maximum aggregate number of Shares that may be issued under the Plan is                  1 (the “Plan Share Limit”). The Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

(b)
Awards Not Settled in Shares Delivered to Participant.   Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Stock Options.

(c)
Cash-Settled Awards.   Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(d)
Lapsed Awards.   If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(e)
Code Section 422 Limitations.   No more than [       ]2 Shares (subject to adjustment pursuant to Section 14) may be issued under the Plan upon the exercise of Incentive Stock Options.

(f)
Non-Employee Director Award Limit.   Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding Non-Employee Director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all

1
15% of the aggregate number of Shares of Common Stock issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption).

2
The ISO limit will be the same as the overall Plan Share Limit.

equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $750,000 for such Service Provider’s first year of service as a Non-Employee Director and $500,000 for each year thereafter. For clarity, a Non-Employee Director may receive additional equity-based and cash-based Awards for other additional services provided to the Company that are unrelated to service as a Non-Employee Director.
(g)
Share Reserve.   The Company, during the term of the Plan, shall at all times keep available such number of Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

5.
Administration.   The Plan will be administered by the Administrator.

(a)
Powers of the Administrator.   Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion to:

(i)
determine Fair Market Value;

(ii)
select the Service Providers to whom Awards may be granted;

(iii)
determine the type or types of Awards to be granted to Participants under the Plan and number of the Shares to be covered by each Award;

(iv)
approve forms of Award Agreements for use under the Plan;

(v)
determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting criteria or Periods of Restriction, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi)
construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;

(vii)
prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii)
modify or amend each Award (subject to Section 18(c)), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix)
allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of the Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x)
authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi)
allow a Participant to defer the receipt of the payment of cash or the delivery of the Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii)
determine whether Awards will be settled in cash, Shares, other securities, other property, or in any combination thereof;

(xiii)
determine whether Awards will be adjusted for dividend equivalents;

(xiv)
create Other Stock-Based Awards for issuance under the Plan;

(xv)
impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvi)
make all other determinations and take any other action deemed necessary or advisable for administering the Plan and due compliance with Applicable Laws, stock market or exchange rules or regulations or accounting or tax rules or regulations.

(b)
Repricing.   The Administrator may, without shareholder approval, (i) amend an outstanding Stock Option or SAR Award to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for cash or other awards for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for an option or SAR with an exercise price that is less than the exercise price of the original Award.

(c)
Section 16.   To the extent desirable to qualify transactions hereunder as exempt under Exchange Act Rule 16b-3, the transactions contemplated hereunder will be approved by the entire Board or a committee of two or more Non-Employee Directors.

(d)
Delegation of Authority.   Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with Applicable Law (except that such delegation shall not apply to any Award for a Participant then covered by Section 16 of the Exchange Act), and the Administrator may delegate to one or more committees of the Board (which may consist solely of one Director) some or all of its authority under this Plan, including the authority to grant all types of Awards, in accordance with Applicable Law. Such delegation may be revoked at any time. The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(e)
Effect of Administrator’s Decision.   The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.

6.
Eligibility.   The Administrator has the discretion to select any Service Provider to receive an Award, although Incentive Stock Options may be granted only to Employees. Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

7.
Stock Options.   The Administrator, at any time and from time to time, may grant Stock Options under the Plan to Service Providers. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a)
Exercise Price.   The per share exercise price for Shares to be issued pursuant to exercise of a Stock Option will be determined by the Administrator, but shall be no less than 100% of the Fair Market Value per Share on the date of grant, subject to Section 7(e). Notwithstanding the foregoing, in the case of a Stock Option that is a Substitute Award, the exercise price for Shares subject to such Stock Option may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Sections 424 and 409A.

(b)
Exercise Period.   Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Stock Option shall be exercisable later than ten (10) years after the date it is granted. Stock Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c)
Payment of Exercise Price.   To the extent permitted by Applicable Laws, the Participant may pay the Stock Option exercise price by:

(i)
cash;

(ii)
check;

(iii)
surrender of other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv)
if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Stock Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v)
if approved by the Administrator for a Nonqualified Stock Option, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of Shares underlying the Stock Option so exercised reduced by the number of Shares equal to the aggregate exercise price of the Stock Option divided by the Fair Market Value on the date of exercise;

(vi)
such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii)
any combination of the foregoing methods of payment.

(d)
Exercise of Stock Option.

(i)
Procedure for Exercise.   Any Stock Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. A Stock Option may not be exercised for a fraction of a Share. Exercising a Stock Option in any manner will decrease the number of Shares thereafter available for purchase under the Stock Option, by the number of Shares as to which the Stock Option is exercised.

(ii)
Exercise Requirements.   A Stock Option will be deemed exercised when the Company receives: (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Option, and (B) full payment of the exercise price (including provision for any applicable tax withholding).

(iii)
Non-Exempt Employees.   If a Stock Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Stock Option will not be first exercisable for any Shares until at least six (6) months following the date of grant of the Stock Option (although the Stock Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (A) if such non-exempt Employee dies or suffers a Disability, (B) upon a Change in Control in which such Stock Option is not assumed, continued, or substituted, or (C) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the then current employment policies and guidelines of the Company or employing Subsidiary), the vested portion of any Stock Option may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of a Stock Option will be exempt from the Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any Shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 7(d)(iii) will apply to all Awards and are hereby incorporated by reference into such Award Agreements.
(iv)
Termination of Relationship as a Service Provider.   If a Participant ceases to be a Service Provider, the Participant may exercise the Stock Option within such period of time as is specified in the Award Agreement to the extent that the Stock Option is vested on the date of termination (but in no event later than the expiration of the term of such Stock Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Stock Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination. If a Participant commits an act of Cause, all vested and unvested Stock Options shall be forfeited as of such date. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to a Stock Option, the Shares covered by the unvested portion of the Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the Participant does not exercise a Stock Option as to all of the vested Shares within the time specified by the Administrator, the Stock Option will terminate, and remaining Shares covered by such Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(v)
Extension of Exercisability.   A Participant may not exercise a Stock Option at any time that the issuance of Shares upon such exercise would violate Applicable Laws. Except as otherwise provided in the Award Agreement, if a Participant ceases to be a Service Provider for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (A) the exercise of the Participant’s Stock Option would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Laws, or (B) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(vi)
Beneficiary.   If a Participant dies while a Service Provider, the Stock Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been properly designated by the Participant, then such Stock Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Stock Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(vii)
Shareholder Rights.   Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Stock Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 or the applicable Award Agreement.

(e)
Incentive Stock Option Limitations.

(i)
Each Stock Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000, such Stock Options will be treated as Nonqualified Stock Options. For purposes of this Section 7(e)(i), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Stock Option is granted.

(ii)
In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent, or any Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(iii)
No Stock Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Code Section 422(b)(1), provided that any Stock Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Stock Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained.

(iv)
In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason a Stock Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Stock Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

8.
Stock Appreciation Rights.   The Administrator, at any time and from time to time, may grant SARs to Service Providers. Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)
SAR Award Agreement.   Each SAR Award will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)
Number of Shares.   The Administrator will have complete discretion to determine the number of Shares subject to any SAR Award.

(c)
Exercise Price and Other Terms.   The per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing, in the case of a SAR that is a Substitute Award, the exercise price for Shares subject to such SAR may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Sections 424 and 409A. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d)
Expiration of Stock Appreciation Rights.   A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 7(d) relating to the maximum term and exercise also will apply to SARs.

(e)
Payment of Stock Appreciation Right Amount.   Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)
The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)
The number of Shares with respect to which the SAR is exercised.

(f)
Payment Form.   At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares, other securities, or other property of equivalent value, or in some combination thereof.

(g)
Tandem Awards.   Any Stock Option granted under this Plan may include tandem SARs (i.e., SARs granted in conjunction with an Award of Stock Options under this Plan). The Administrator also may award SARs to a Service Provider independent of any Stock Option.

9.
Restricted Stock.   The Administrator, at any time and from time to time, may grant Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a)
Restricted Stock Agreement.   Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Stock may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past services to the Company, its Parent, or any Subsidiary, or (iii) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

(b)
Removal of Restrictions.   Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent, unless the Administrator determines that Restricted Stock will be held by the Company as escrow agent until the restrictions on such Restricted Stock have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c)
Voting Rights.   During the Period of Restriction, a Participant holding Restricted Stock may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise.

(d)
Dividends and Other Distributions.   During the Period of Restriction, a Participant holding Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Restricted Stock unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid.

(e)
Transferability.   Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f)
Return of Restricted Stock to Company.   On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

10.
Restricted Stock Units (RSUs).   The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)
RSU Award Agreement.   Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)
Vesting Criteria and Other Terms.   The Administrator will set vesting criteria in its discretion,

which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or Service), or any other basis determined by the Administrator in its discretion.
(c)
Earning Restricted Stock Units.   Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)
Form and Timing of Payment.   Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in cash, Shares, other securities, other property, or a combination of both.

(e)
Voting and Dividend Equivalent Rights.   The holders of RSUs shall have no voting rights as the Company’s shareholders. Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Share while the RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Shares, other securities, other property, or in a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f)
Cancellation.   On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.

11.
Other Stock-Based Awards.   Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards shall be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards including any dividend and/or voting rights.

12.
Vesting.

(a)
Vesting Conditions.   Each Award may or may not be subject to vesting, a Period of Restriction, and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Vesting conditions may include Service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. An Award Agreement may provide for accelerated vesting upon certain specified events.

(b)
Performance Criteria.   The Administrator may establish performance-based conditions for an Award which may be based on the attainment of specific levels of performance of the Company (and/or one or more Subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Subsidiaries as a whole or any business unit(s) of the Company and/or one or more Subsidiaries or any combination thereof, as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph. Any performance criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.
(c)
Default Vesting.   Unless otherwise set forth in an individual Award Agreement, each Award shall vest over a three (3) year period, with one-third (1/3) of the Award vesting on the first annual anniversary of the date of grant and the remaining portion vesting quarterly thereafter.

(d)
Leaves of Absence.   Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any Employee’s unpaid leave of absence and will resume on the date the Employee returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the employing Subsidiary, although any leave of absence not provided for in the applicable employee manual of the Company or employing Subsidiary needs to be approved by the Administrator, or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or employing Subsidiary is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for federal tax purposes as a Nonqualified Stock Option.

(e)
In the event a Service Provider’s regular level of time commitment in the performance of services for the Company, its Parent, or any Subsidiary is reduced (for example, and without limitation, if the Service Provider is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Service Provider, the Administrator has the right in its sole discretion to (i) make a corresponding reduction in the number of Shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Service Provider will have no right with respect to any portion of the Award that is so reduced or extended.

13.
Non-Transferability of Awards.   Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to the Participant’s estate or legal representative, and may be exercised, during the lifetime of the Participant, only by the Participant, although the Administrator, in its discretion, may permit Award transfers for purposes of estate planning or charitable giving. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.
Adjustments; Dissolution or Liquidation; Change in Control.

(a)
Adjustments.   In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 4. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b)
Dissolution or Liquidation.   In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise an Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)
Change in Control.

(i)
In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation.

(ii)
In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If a Stock Option is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Stock Option shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Stock Option shall terminate upon the expiration of such period.

(iii)
For the purposes of this Section 14(c), the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Change in Control is delayed as a result of escrows, earn outs, holdbacks, or any other contingencies. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.
15.
Taxes.

(a)
General.   It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b)
Share Withholding.   To the extent that Applicable Laws subject a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company, its Parent, or a Subsidiary withhold all or a portion of any Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Share that the Participant previously acquired. Such Share shall be valued on the date withheld or surrendered. Any payment of taxes by assigning Shares to the Company, its Parent, or a Subsidiary may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting, or other rules.

(c)
Discretionary Nature of Plan.   The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind.

(d)
Code Section 409A.   Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled, or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement, or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

(e)
Deferral of Award Settlement.   The Administrator, in its discretion, may permit selected Participants to elect to defer distributions of Restricted Stock or RSUs in accordance with procedures established by the Administrator to assure that such deferrals comply with applicable requirements of the Code. Any deferred distribution, whether elected by the Participant or specified by the Award Agreement or the Administrator, shall comply with Code Section 409A, to the extent applicable.

(f)
Limitation on Liability.   Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

16.
No Rights as a Service Provider.   Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing a relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company, its Parent, or any Subsidiary to terminate such relationship at any time, with or without cause.

17.
Recoupment Policy.   All Awards granted under the Plan, all amounts paid under the Plan and all Shares issued under the Plan shall be subject to recoupment, clawback, or recovery by the Company in accordance with Applicable Laws and with Company policy (whenever adopted) regarding said Applicable Laws, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Laws, as well as any implementing regulations and/or listing standards.

18.
Amendment and Termination.

(a)
Amendment and Termination.   The Board may at any time amend, alter, suspend, or terminate the Plan. The Administrator may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively.

(b)
Shareholder Approval.   The Company may obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards.

(c)
Effect of Amendment or Termination.   No amendment, alteration, suspension, or termination of the Plan or any Award or Award Agreement will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19.
Conditions Upon Issuance of Shares.

(a)
Legal Compliance.   Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)
Investment Representations.   As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

20.
Severability.   Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

21.
Inability to Obtain Authority.   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22.
Shareholder Approval.   The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws. All Awards hereunder are contingent on approval of the Plan by shareholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the shareholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

23.
Choice of Law.   The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

24.
Effective Date.

(a)
The Plan shall be effective as of                     , 20  , the date on which the Plan was adopted by the Board and the Company’s shareholders (the “Effective Date”).

(b)
Unless terminated earlier under Section 18, this Plan shall terminate on               , 20  , ten years after the Effective Date.

Annex F
October 26, 2023
Board of Directors of Mars Acquisition Corp
c/o Mr. Karl Brenza CEO
Americas Tower
1177 Ave of the Americas, Ste 5100
New York, NY 10036
To the Board of Directors:
Network 1 Financial Securities, Inc. (referred to herein as “Network 1” or “we,” “us,” or “our”) has been engaged by Mars Acquisition Corp (“MARS” or the “Company”) for the benefit of, and to advise the board of directors, (the “Board”) in connection with the consideration by the Board of a possible acquisition of ScanTech Identification Beam Systems, LLC (“ScanTech “ or the “Acquired Business”) in accordance with the terms of the draft Merger Agreement, and Plan of Reorganization, dated by, and among MARS, ScanTech, and certain other parties and dated August 20, 2023 (the “Merger Agreement”). We have been engaged to perform a fairness analysis, from a financial point of view, of the purchase price to be paid by the Company, for the Acquired Business, as set forth in our Engagement Letter dated July 25, 2023. This letter shall serve as our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the purchase price to be paid by the Company, for the Acquired Business, in accordance with that Agreement.
We are advised, that the Transaction will be consummated as set forth in the Merger Agreement. We understand that the Transaction is expected to close (the “Closing”) by January 31, 2024 (the “Transaction Date”). We are further advised that the Transaction consists of a business combination between the Company, and ScanTech, and pursuant to which the Company, in effect, will acquire ScanTech, pursuant to the Merger Agreement of (a) all of the outstanding common stock of ScanTech into shares of the common stock of the surviving company (the “Surviving Company” and the “Common Stock,” respectively) and (b) all of the outstanding options to purchase ScanTech common stock into options to acquire Common Stock (the “Surviving Company Options”). The value of the shares of Common Stock issued at the Closing under clause (a) above and the value of the shares of Common Stock underlying the Surviving Company Options under clause (b) above, are valued under the Merger Agreement at a per share amount equal to $9.87 (the “Parent Per Share Value”) and consist of (a) an initial consideration of One Hundred and Ten Million dollars ($110,000,000) payable in the form of the issuance of 11,144,883 shares of the Company’s common stock (the “Initial Shares”) and (b) a potential earn out (the “Earn Out”) of up to 10% of the Combined Public Company’s outstanding shares, at closing, (the “Earn Out Shares”).
We have assumed, with your approval, that the fair value of each share of Common Stock, to be issued in the Transaction, (whether at the Closing, or pursuant to the exercise of Surviving Company Options) is equivalent to, the Parent Per Share Value, and we have not performed any separate analysis regarding the fair value of the Transaction Shares. We have determined the Purchase price to be the Initial consideration Shares, multiplied by the Parent Per Share Value
We acknowledge that as part of the Transaction, certain ScanTech employees may engage in agreements with the surviving entity, and equity may be set aside for issuance through stock bonus arrangements. However, our Opinion does not assess the fairness of these agreements, or stock bonus arrangements. Furthermore, we are aware that the Company may make commitments regarding future financing or funding for the Acquired Business in connection with the Transaction. Our Opinion does not assign any value to these commitments. Additionally, we understand that the Transaction may entail alterations in the rights, privileges, and preferences of the Company’s shareholders, as well as changes in the composition of the Company’s management, and board of directors. We have not conducted an analysis, or provided an opinion,

F-1

on the fairness of these changes in rights, privileges, and preferences, or the modifications to the composition of the Company’s management and board of directors. We also do not express an opinion on the fairness of any fees, compensation, or consideration paid to any individuals, except for the fairness, from a financial perspective, of the Purchase Price to the Company.
We have been tasked with providing advice to the Board regarding the fairness, from a financial point of view, of the Purchase Price that the Company will pay, in the Transaction, through the issuance of common stock of the Surviving Company, to ScanTech’ s shareholders, and potentially option holders. Our mandate does not extend to rendering an opinion on the fairness of the Purchase Price to any other individual, or entity, apart from the Board. Our engagement does not constitute serving as the financial advisor to the Board. We were not involved in the negotiation, or structuring, of the Transaction, the Letter of Intent (LOI), or the Merger Agreement. Furthermore, we were not engaged for fundraising activities related to the Company, ScanTech, or the Transaction, nor did we provide advice on such fundraising endeavors. Our role does not encompass consideration of non-financial aspects of the Transaction, or exploration of alternative courses of action available to the Board, or the Company.
In determining fair value, we focused exclusively on ScanTech’ s enterprise value, immediately prior to the Transaction Date, without considering any potential effects, whether positive or negative, arising from the Transaction. Additionally, we have not considered the dilution impact of the issuance of common stock on the equity holders of the Company. Our role in providing this opinion has been as an independent valuation consultant, and not in the capacity of a fiduciary, financial advisor, or investment advisor to the Board, the Company, the shareholders of the Company, the shareholders of ScanTech, or any other individual or entity. We have not acted as a broker/dealer in this matter.
In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:
•
Conducted management interview with ScanTech Founder/CEO. Topics addressed included, but were not limited to, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition, and various other topics related to business operations.

•
ScanTech ‘s audited historical financial statements for the years ended December 31, 2021 to December 31, 2022, and six (6) months ended June 30, 2023;

•
Projections for ScanTech for fiscal years ending December 31, 2023 to December 31, 2028;

•
The LOI;

•
The Draft Merger Agreement;

•
Patents;

•
Public Comparisons;

•
Other information, and analyses as we deemed appropriate.

We have relied upon the accuracy, and completeness, of the financial, and supplemental information, provided by, or on behalf of the Board, the Company, or ScanTech. We have also obtained additional information from public sources, or from private sources, which we believe to be dependable. We have not conducted any independent valuation, or appraisal, of any specific assets of the Company, or ScanTech, or any appraisal, or estimate, of any specific liabilities of the Company. With respect to the projections and financial forecasts relating to ScanTech, we have assumed, with your consent, that such projections, and financial forecasts, have been reasonably prepared and reflect the best currently available estimates, and judgments of the management of ScanTech, as to the future financial performance of the company and that the management of the Surviving Company will be able to execute on the business plan underlying such projections. We assume no responsibility for such projections, or financial forecasts, or the assumptions on which they are based.
This Opinion has been prepared exclusively for the Board, in the context of its deliberations on the Transaction. It should not be relied upon by any other individual, or entity, for any other purpose. Our

F-2

Opinion does not serve as a recommendation to the Board, the shareholders of the Company, the shareholders of ScanTech, or any other individual or entity concerning any actions that the Board, the shareholders of the Company, the shareholders of ScanTech, or any other individual, or entity, should undertake in connection with the Transaction, or any of its aspects. Our opinion does not assess the merits of the Transaction, the Board’s decision to participate in the Transaction, or the relative merits of any alternative options that may be available to the Company. This Opinion addresses only the Purchase Price, and does not address any other aspect of the Transaction.
Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the Company, to ScanTech, in the Transaction, in the form of the issuance of the common shares of the Surviving Company, to the equity holders of ScanTech, as provided in the Merger Agreement, is fair to the Company from a financial point of view.
Very truly yours,
Network 1 Financial Securities, Inc.
/s/ Network 1 Financial Securities, Inc.

F-3

PROXY CARD Annex G Mars Acquisition Corp.Americas Tower1177 Avenue of the Americas, Suite 5100New York, NY 10036EXTRAORDINARY GENERAL MEETINGOF SHAREHOLDERS OF MARS ACQUISITION CORP.YOUR VOTE IS IMPORTANTTHIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORSFOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERSTO BE HELD ON DECEMBER2, 2024. The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated November8, 2024, in connection with the extraordinary general meeting (the “Shareholder Meeting”) of Mars Acquisition Corp. (“Mars”) to be held at 10:00 a.m. Eastern Time on December2, 2024, at the offices of Mars located at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036, and via a virtual meeting, and hereby appoints Karl Brenza, with full power to act alone, the attorney and proxy of the undersigned, with power of substitution to each, to vote all ordinary shares of Mars registered in the name provided, which the undersigned is entitled to vote at the Shareholder Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement/prospectus. THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 5.(Continued and to be marked, dated and signed on reverse side)Please mark vote as indicated in this exampleTHE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2A, 2B, 3, 4, and 5.Proposal 1—The Business Combination Proposal—RESOLVED, as a special resolution, that Mars’ entry into the Business Combination Agreement, the consummation of the transactions contemplated by the Business Combination Agreement, including (i) the issuance of the consideration thereunder, (ii) the Purchaser Merger and (iii) the adoption by Mars at the Effective Time of the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, the performance by Mars of its obligations thereunder and the Plan of Merger thereby be authorized, ratified, approved, adopted and confirmed in all respects.FOR☐AGAINST☐ABSTAIN ☐ Proposal 2A— The Advisory Charter Proposals (Authorized Shares) —RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to authorize capital stock of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. FOR☐AGAINST☐ABSTAIN☐Proposal 2B—— The Advisory Charter Proposals (Forum Selection) —RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended Charter or the Amended Bylaws of Pubco, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Proposal 3—The Equity Incentive Plan Proposal—RESOLVED, as an ordinary resolution, that the ScanTech Equity Incentive Plan, a copy of which is appended to the proxy statement/ prospectus in respect of the Extraordinary General Meeting as Annex E be approved and adopted in all respects. FOR☐AGAINST☐ABSTAIN☐Proposal 4—The Nasdaq Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of up to 32,283,379 shares of Pubco Common Stock in connection with the Business Combination, be approved.FOR☐AGAINST☐ABSTAIN☐Proposal 5—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the meeting be adjourned to a later date or dates, if necessary or desirable, determined by FOR☐AGAINST☐ABSTAIN☐ Please indicate if you plan to attend this meeting. YES NO☐☐Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.(Signature)(Signature if held Jointly)Dated: , 2024PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL SET FORTH IN PROPOSALS 1, 2A, 2B, 3, 4, AND 5 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENTS OR ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.